Form 20-F
period 2016-12-31
Ehave, Inc.
filed 2017-05-16
CIK 1653606

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________ __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 333-207107

EHAVE, INC

(Exact name of Registrant as specified in its charter

and translation of Registrant’s name into English)

Canada

(Jurisdiction of incorporation or organization)

2020 Winston Park Drive, Suite 201

Oakville, Ontario, Canada L6H 6X7

(Address of principal executive offices)

Prateek Dwivedi, Chief Executive Officer

2020 Winston Park Drive, Suite 201

Oakville, Ontario, Canada L6H 6X7

+1(905)362-1499

info@ehave.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 44,359,162 common shares as at December 31, 2016

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every  Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐ No ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other
☒	☐	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐                       Item 18   ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

EHAVE INC.

FORM 20-F

All references in this annual report on Form 20-F to the terms “we”, “our”, “us”, “the Company” and “Ehave” refer to Ehave, Inc. The term “Cdn$” refers to Canadian dollars, the lawful currency of the Canada, and the terms “dollar”, “US$” or “$” refer to U.S. dollars, the lawful currency of the United States. Our presentation currency is the U.S. dollar. Unless otherwise indicated, U.S. dollar amounts in this annual report on Form 20-F (other than amounts originally receivable or payable in dollars) have been translated for the convenience of the reader from the original Cdn$ amounts at the representative rate of exchange as of December 31, 2016 ($1.00 = Cdn$1.3425). The U.S. dollar amounts presented should not be construed as representing amounts that are receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated. Foreign currency transactions in currencies other than the U.S. dollar are translated in this annual report into U.S. dollars using exchange rates in effect at the date of the transactions.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements”. Forward-looking statements reflect the current view about future events. When used in this annual report, the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan,” or the negative of these terms and similar expressions, as they relate to us or our management, identify forward-looking statements. Such statements, include, but are not limited to, statements contained in this annual report relating to our business strategy, our future operating results and liquidity and capital resources outlook. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees of assurance of future performance. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation, our ability to develop and commercialize new and improved products and services; our ability to raise capital to fund continuing operations; a continued decline in general economic conditions nationally and internationally; decreased demand for our products and services; market acceptance of our products and services; our ability to protect our intellectual property rights; the impact of any infringement actions or other litigation brought against us; competition from other providers and products; changes in government regulation; our ability to complete customer transactions and capital raising transactions; and other factors (including the risks contained in the section of this annual report entitled “Risk Factors”) relating to our industry, our operations and results of operations. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law we do not intend to update any of the forward-looking statements to conform these statements to actual results.

The forward-looking statements in this annual report are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond our control, including without limitation:

•	Our limited operating history makes evaluating our business and future prospects difficult, and may increase the risk of your investment.
•	We have a history of operating losses and expect to continue incurring losses for the foreseeable future.
•	If we are unable to obtain additional funding, our business operations will be harmed.
•	Our independent auditors have expressed their concern as to our ability to continue as a going concern.
•	If we are unable to keep up with rapid technological changes in our field, we will be unable to operate profitably.
•	Many of our potential competitors are better established and have significantly greater resources which may make it difficult for us to compete in the markets in which we intend to sell our products.
•	If we lose any of our key management personnel or consultants, we may not be able to successfully manage our business or achieve our objectives.
•	Developments or assertions by us or against us relating to intellectual property rights could materially impact our business.
•	Our products could infringe on the intellectual property rights of others which may result in costly litigation and, if we do not prevail, could also cause us to pay substantial damages and prohibit us from selling or licensing our products.
•	We may be at risk to accurately report financial results or detect fraud if we fail to maintain an effective system of internal controls.
•	The market for our products is immature and volatile and if it does not develop, or if it develops more slowly than we expect, the growth of our business will be harmed.
•	If our security measures are breached and unauthorized access to a customer’s data are obtained, our products may be perceived as insecure, we may incur significant liabilities, our reputation may be harmed and we could lose sales and customers.
•	If we fail to comply with applicable health information privacy and security laws and other state and federal privacy and security laws, we may be subject to significant liabilities, reputational harm and other negative consequences, including decreasing the willingness of current and potential customers to work with us.
•	Our proprietary software may not operate properly, which could damage our reputation, give rise to claims against us or divert application of our resources from other purposes, any of which could harm our business and operating results.
•	We depend on data centers operated by third parties for our products, and any disruption in the operation of these facilities could adversely affect our business.
•	If currency exchange rates fluctuate substantially in the future, the results of our operations, which are reported in U.S. dollars, could be adversely affected.
•	We may not be in compliance with rules and regulations of the U.S. Food and Drug Administration (the “FDA”) should they become applicable to any products we develop in the future.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The selected financial data presented below for the three years ended December 31, 2016, is presented in U.S. dollars and is derived from our financial statements prepared in accordance with Generally Accepted Accounting Principles in the United States (U.S. GAAP). We have derived the selected financial data as of December 31, 2016 and 2015 and for the years ended December 31, 2016, and 2015 from our audited financial statements included elsewhere in this Annual Report on Form 20-F. We have derived the selected financial data as of December 31, 2014, and for the year ended December 31, 2014, from our audited financial statements not included in this annual report. The information set forth below should be read in conjunction with our financial statements (including notes thereto) included under Item 18 and “Operating and Financial Review and Prospects” included under Item 5 and other information provided elsewhere in this annual report on Form 20-F and our financial statements and related notes. The selected financial data in this section is not intended to replace the financial statements and is qualified in its entirety thereby. For exchange rate data please see the section heading “Currency and Exchange Rates” above.

	2016	2015	2014
	$	$	$
Revenues	—	—	—
Net loss	(1,502,204)	(600,835)	(380,088)
Net comprehensive loss	(1,466,776)	(573,461)	(302,296)
Basic and diluted loss per share (1)	(0.05)	(0.03)	(0.03)
Total assets (1)	48,830	138,995	211,830
Shareholders’ equity (1)	(1,191,960)	(446,680)	(626,401)
Cash dividends declared per share (2)	—	—	—
Weighted average number of common shares outstanding	32,144,065	22,433,195	13,538,785

Notes:

1)	We issued 10,786,796 common shares for net cash proceeds of $366,455 in 2016. We did not issue any common shares in 2014 or 2015.

2)	We have not declared or paid any dividends since incorporation.

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

Investment in our common shares (“Common Shares”) involves a high degree of risk. You should carefully consider, among other matters, the following risk factors in addition to the other information in this Annual Report on Form 20-F when evaluating our business because these risk factors may have a significant impact on our business, financial condition, operating results or cash flow. If any of the material risks described below or in subsequent reports we file with the Securities and Exchange Commission (“SEC”) actually occur, they may materially harm our business, financial condition, operating results or cash flow. Additional risks and uncertainties that we have not yet identified or that we presently consider to be immaterial may also materially harm our business, financial condition, operating results or cash flow.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

Our limited operating history makes evaluating our business and future prospects difficult, and may increase the risk of your investment.

We have a very limited operating history on which investors can base an evaluation of our business, operating results and prospects. We have no operating history with respect to commercializing our software applications and products. Consequently, it is difficult to predict our future revenues, if any, and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business.

We have only begun processes to develop relationships with potential customers and distribution partners in November 2016. Completion of our cognitive assessment and remediation tools and the further development and commercialization of our products is dependent upon the availability of sufficient funds. This limits our ability to accurately forecast the cost of the development of our products. If the markets and applications of our products do not develop as we expect or develop more slowly than we expect, our business, prospects, financial condition and operating results will be harmed.

We have a history of operating losses and expect to continue incurring losses for the foreseeable future.

We were incorporated in 2011. We incurred losses from inception through December 31, 2016, of $2,847,511. We recorded a net loss of $1,502,204 for the year ended December 31, 2016. We cannot anticipate when, if ever, our operations will become profitable. We expect to incur significant net losses as we develop and commercialize our products and pursue our business strategy. We intend to invest significantly in our business before we expect cash flow from operations to be adequate to cover our operating expenses. If we are unable to execute our business strategy and grow our business, for any reason, our business, prospects, financial condition and results of operations will be adversely affected.

As reflected in the financial statements for the years ended December 31, 2016, and December 31, 2015, included elsewhere in this Annual Report on Form 20-F, we have no revenues and needs additional cash resources to maintain its operations. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent on our ability to raise additional capital. We cannot predict when, if ever, we will be successful in raising additional capital and, accordingly, we may be required to cease operations at any time, if we do not have sufficient working capital to pay our operating costs.

If we are unable to obtain additional funding, our business operations will be harmed.

We raised an aggregate of $1,373,899 through a public offering of common shares and warrants closed in June 2016 and private placements of convertible notes and warrants during 2016. The note and warrant purchase agreement dated November 14, 2016, entered in the private placement provides for potential additional proceeds of up to $937,063, subject to certain conditions. If we receive the potential additional proceeds of up to $937,063, combined with our anticipated operating cash flows, we believe we will have sufficient cash to operate for at least the next 12 months. However, we anticipate that we will have to raise additional capital to fund research and development and operations over the next 12 months. To the extent that we are required to raise additional funds to conduct research and acquire facilities, and to cover costs of operations, we intend to do so through additional public or private offerings of debt or equity securities. There are currently no commitments or arrangements for other financings. There are no assurances that we will be successful in obtaining the level of financing needed for our operations, and we may be unable to secure such funding when needed in adequate amounts or on acceptable terms, if at all. Any additional equity financing may involve substantial dilution to our then existing shareholders. The inability to raise the additional capital will restrict our ability to develop and conduct business operations. If we do not receive additional proceeds under the note and warrant purchase agreement, dated November 14, 2016, we will need to reduce our cash burn to last 12 months by focusing our efforts on existing products only, leveraging research funding to conduct additional clinical studies on efficacy and postponing the development of the Ehave Connect platform and integration and development of new techniques for assessment and rehabilitation.

Our independent auditors have expressed their concern as to our ability to continue as a going concern.

We reported an accumulated deficit of $2,847,511 and had a stockholders’ deficit of $1,191,960 at December 31, 2016. As a result of our financial condition, we have received a report from our independent registered public accounting firm for our financial statements for the years ended December 31, 2016 and 2015 that includes an explanatory paragraph describing the uncertainty as to our ability to continue as a going concern without the infusion of significant additional capital. There can be no assurance that management will be successful in implementing its plans. If we are unable to raise additional financings we may cease operations.

If we are unable to keep up with rapid technological changes in our field, we will be unable to operate profitably.

Our industry is characterized by extensive research efforts and rapid technological progress. If we fail to anticipate or respond adequately to technological developments, our ability to operate profitably could suffer. We cannot assure you that research and discoveries by other companies will not render our software or potential products uneconomical or result in products superior to those we develop or that any products or services we develop will be preferred to any existing or newly-developed products.

Many of our potential competitors are better established and have significantly greater resources which may make it difficult for us to compete in the markets in which we intend to sell our products.

The market for the products we develop is highly competitive. Many of our potential competitors are well established with larger and better resources, longer relationships with customers and suppliers, greater name recognition and greater financial, technical and marketing resources than we have. Increased competition may result in price reductions, reduced gross margins, loss of market share and loss of licensees, any of which could materially and adversely affect our business, operating results and financial condition. We cannot ensure that prospective competitors will not adopt technologies or business plans similar to ours, or develop products which may be superior to ours or which may prove to be more popular. It is possible that new competitors will emerge and rapidly acquire market share. We cannot ensure that we will be able to compete successfully against future competitors or that the competitive pressures will not materially and adversely affect our business, operating results and financial condition.

If we lose any of our key management personnel or consultants, we may not be able to successfully manage our business or achieve our objectives.

Our future success depends in large part upon the leadership and performance of our management and consultants. The Company's operations and business strategy are dependent upon the knowledge and business contacts of our executive officers and our consultants. We do not have an employment agreement with our chief financial officer, Scott Woodrow. We have employment agreements with each of Prateek Dwivedi and David Goyette to serve as our chief executive officer and our chief technology officer, respectively. Although, we hope to retain the services of our officer and consultants, if our officer or a consultant should choose to leave us for any reason before we have hired additional personnel, our operations may suffer. If we should lose their services before we are able to engage and retain qualified employees and consultants to execute our business plan, we may not be able to continue to develop our business as quickly or efficiently.

In addition, we must be able to attract, train, motivate and retain highly skilled and experienced technical employees in order to successfully develop our business. Qualified technical employees often are in great demand and may be unavailable in the time frame required to satisfy our business requirements. We may not be able to attract and retain sufficient numbers of highly skilled technical employees in the future. The loss of technical personnel or our inability to hire or retain sufficient technical personnel at competitive rates of compensation could impair our ability to successfully grow our business. If we lose the services of any of our personnel, we may not be able to replace them with similarly qualified personnel, which could harm our business.

Developments or assertions by us or against us relating to intellectual property rights could materially impact our business.

Pursuant to an amendment to the collaboration agreement, effective January 1, 2014, with Toronto's Hospital for Sick Children (the "Hospital"), all intellectual property rights to the cognitive assessment and rehabilitation software jointly developed with the Hospital belong to the Hospital. Our agreement with Multi-Health Systems Inc. (“MHS”) provides that all right, title and interest in and to certain tests and other materials published by MHS relating to the tests are and will remain solely and exclusively vested in MHS.

We will attempt to protect proprietary and intellectual property rights to our products through licensing and distribution arrangements although we currently do not have any patents or applications for our products.

Litigation may also be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others or to defend against claims of invalidity. Such litigation could result in substantial costs and the diversion of resources.

As we create or adopt new software, we will also face an inherent risk of exposure to the claims of others that we have allegedly violated their intellectual property rights.

Our products could infringe on the intellectual property rights of others which may result in costly litigation and, if we do not prevail, could also cause us to pay substantial damages and prohibit us from selling or licensing our products.

Third parties may assert infringement or other intellectual property claims against us. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products or technology infringe a third party’s proprietary rights. Further, we may be prohibited from selling or providing products before we obtain additional licenses, which, if available at all, may require us to pay substantial royalties or licensing fees. Even if claims are determined to be without merit, defending a lawsuit takes significant time, may be expensive and may divert management’s attention from our other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed and our stock price to decline.

We may be at risk to accurately report financial results or detect fraud if we fail to maintain an effective system of internal controls.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring an annual assessment by management of the effectiveness of a public company’s internal controls over financial reporting and an attestation report by the company’s independent auditors addressing this assessment, if applicable. We may fail to achieve and maintain an effective system of internal controls over financial reporting as such standards are modified, supplemented, or amended from time to time, and we cannot assure you that significant deficiencies or material weaknesses in our disclosure controls and internal control over financial reporting will not be identified in the future. Our failure to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm our business and negatively impact the trading price of the Common Shares. In addition, future changes in our accounting, financial reporting, and regulatory environment may create new areas of risk exposure. Failure to modify our existing control environment accordingly may impair our controls over financial reporting and cause our investors to lose confidence in the reliability of our financial reporting, which may adversely affect our stock price.

The market for our products is immature and volatile and if it does not develop, or if it develops more slowly than we expect, the growth of our business will be harmed.

Software-based systems for mental health is a new and unproven market, and it is uncertain whether it will achieve and sustain demand and market adoption. Our success will depend to a substantial extent on the willingness of customers and healthcare professionals to use our systems, as well as on our ability to demonstrate the value of our software and products to customers and to develop new applications that provide value to customers and users. If customers and users do not perceive the benefits of our products, then our market may not develop at all, or it may develop more slowly than we expect, either of which could significantly adversely affect our operating results. In addition, we have limited insight into trends that might develop and affect our business. We might make errors in predicting and reacting to relevant business, legal and regulatory trends, which could harm our business. If any of these events occur, it could materially adversely affect our business, financial condition or results of operations.

If our security measures are breached and unauthorized access to a customer’s data are obtained, our products may be perceived as insecure, we may incur significant liabilities, our reputation may be harmed and we could lose sales and customers.

Our products involve the storage and transmission of customers’ proprietary information, as well as protected health information, or PHI, which is regulated under the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations, collectively HIPAA. Because of the extreme sensitivity of this information, the security features of our product are very important. If our security measures, some of which will be managed by third parties, are breached or fail, unauthorized persons may be able to obtain access to sensitive data, including HIPAA-regulated protected health information. A security breach or failure could result from a variety of circumstances and events, including third-party action, employee negligence or error, malfeasance, computer viruses, attacks by computer hackers, failures during the process of upgrading or replacing software, databases or components thereof, power outages, hardware failures, telecommunication failures, user errors, and catastrophic events.

If our security measures were to be breached or fail, our reputation could be severely damaged, adversely affecting customer or investor confidence, customers may curtail their use of or stop using our products and our business may suffer. In addition, we could face litigation, damages for contract breach, penalties and regulatory actions for violation of HIPAA and significant costs for remediation and for measures to prevent future occurrences. In addition, any potential security breach could result in increased costs associated with liability for stolen assets or information, repairing system damage that may have been caused by such breaches, incentives offered to customers or other business partners in an effort to maintain the business relationships after a breach and implementing measures to prevent future occurrences, including organizational changes, deploying additional personnel and protection technologies, training employees and engaging third-party experts and consultants. While we maintain insurance covering certain security and privacy damages and claim expenses we may not carry insurance or maintain coverage sufficient to compensate for all liability and in any event, insurance coverage would not address the reputational damage that could result from a security incident.

We plan to outsource important aspects of the storage and transmission of customer information, and thus rely on third parties to manage functions that have material cyber-security risks. These outsourced functions include services such as software design and product development, software engineering, database consulting, data-center security, IT, network security and Web application firewall services. We attempt to address these risks by requiring outsourcing subcontractors who handle customer information to confirm compliance with HIPAA and to provide indemnification. However, we cannot assure you that these measures will adequately protect us from the risks associated with the storage and transmission of customers proprietary and protected health information.

We may experience cyber-security and other breach incidents that may remain undetected for an extended period. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against us, we may be unable to anticipate these techniques or to implement adequate preventive measures. In addition, in the event that our customers authorize or enable third parties to access their data or the data of their employees on our systems, we cannot ensure the complete integrity or security of such data in our systems as we would not control access. If an actual or perceived breach of our security occurs, or if we are unable to effectively resolve such breaches in a timely manner, the market perception of the effectiveness of our security measures could be harmed and we could lose sales and customers.

If we fail to comply with applicable health information privacy and security laws and other state and federal privacy and security laws, we may be subject to significant liabilities, reputational harm and other negative consequences, including decreasing the willingness of current and potential customers to work with us.

Once our products are deployed, we are subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA established uniform federal standards for certain “covered entities,” which include health care providers and health plans, governing the conduct of specified electronic health care transactions and protecting the security and privacy of protected health information, or PHI. The Health Information Technology for Economic and Clinical Health Act, or HITECH, which became effective on February 17, 2010, makes HIPAA’s privacy and security standards directly applicable to “business associates,” which are independent contractors or agents of covered entities that create, receive, maintain, or transmit PHI in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA’s requirements and seek attorney’s fees and costs associated with pursuing federal civil actions.

Our proprietary software may not operate properly, which could damage our reputation, give rise to claims against us or divert application of our resources from other purposes, any of which could harm our business and operating results.

Proprietary software development is time-consuming, expensive and complex, and may involve unforeseen difficulties. We may encounter technical obstacles, and it is possible that we discover additional problems that prevent our proprietary applications from operating properly. We are currently implementing software with respect to a number of new applications and services. If our software does not function reliably or fails to achieve client expectations in terms of performance, clients could assert liability claims against us or attempt to cancel their contracts with us. This could damage our reputation and impair our ability to attract or maintain clients.

Moreover, data services are complex as those we offer have in the past contained, and may in the future develop or contain, undetected defects or errors. Material performance problems, defects or errors in our existing or new software and applications and services may arise in the future and may result from interface of our offering with systems and data that we did not develop and the function of which is outside of our control or undetected in our testing. These defects and errors and any failure by us to identify and address them could result in loss of revenue or market share, diversion of development resources, injury to our reputation and increased service and maintenance costs. The costs incurred in correcting any defects or errors may be substantial and could adversely affect our operating results.

We depend on data centers operated by third parties for our products, and any disruption in the operation of these facilities could adversely affect our business.

We plan to provide our products through a third-party data center. While we will control and have access to our servers and all of the components of our network that are located in our external data centers, we do not control the operation of these facilities. The owners of our data centers have no obligation to renew agreements with us on commercially reasonable terms, or at all. If we are unable to renew any such agreements we may enter into on commercially reasonable terms, or if our data center operator is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so.

Problems faced by our third-party data center locations could adversely affect the experience of our customers. The operators of the data centers could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by the operators of the data centers or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Additionally, if our data centers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. For example, a rapid expansion of our business could affect the service levels at our data centers or cause such data centers and systems to fail. Any changes in third-party service levels at our data centers or any disruptions or other performance problems with our products could adversely affect our reputation or result in lengthy interruptions in our services. Interruptions in our services might reduce our revenue, cause us to issue refunds to customers for prepaid and unused subscriptions, subject us to potential liability or adversely affect our renewal rates.

If currency exchange rates fluctuate substantially in the future, the results of our operations, which are reported in U.S. dollars, could be adversely affected.

As our head office and operations are primarily based in Canada, we become more exposed to the effects of fluctuations in currency exchange rates. We incur expenses for employee compensation and other operating expenses in Canadian dollars. Fluctuations in the exchange rates between the U.S. dollar and the Canadian dollar could result in the dollar equivalent of such expenses being higher. This could have a negative impact on our reported results of operations. Although we may in the future decide to undertake foreign exchange hedging transactions to cover a portion of our foreign currency exchange exposure, we currently do not hedge our exposure to foreign currency exchange risks.

We may not be in compliance with rules and regulations of the U.S. Food and Drug Administration (the “FDA”) should they become applicable to any products we develop in the future.

While our products are not currently regulated by the FDA, the FDA may decide to regulate our products in the future. The use of forms and tools for the measurement and assessment of behavioral and cognitive abilities has been derived primarily from academic research in the areas of cognitive psychology and cognitive neuroscience. These methodologies are currently not classified as medical devices by the FDA. With the advent of brain games, games purporting to increase intelligence or cognitive function, claims regarding efficacy and impact are currently unregulated and not subject to clinical processes to determine their accuracy or validity. Terminology such as “neuroplasticity”, “attention” and “working memory” have become ubiquitous as the “brain game” market has grown. Current clinical practice refers to the use of cognitive software for the measurement of deficits as an “assessment”, and the use of software tools as rehabilitation methods as “remediation”. While we make all efforts to conduct our activities and clinical trials as if we are a regulated entity, there is no guarantee that our methods and procedures will satisfy regulatory requirements, should they exist in the future. Any future regulation could subject us to potential liability if we were deemed to be non-compliant with such rules and regulations. We hope to develop and study our products with the purpose of providing clinical practice in the form of a diagnostic and therapeutic capacity. As such, claims and uses of that nature would predicate the regulatory approval of the FDA under the 510(k) Class I or Class II device.

RISKS ASSOCIATED WITH OUR COMMON SHARES AND COMPANY

We expect that our stock price will fluctuate significantly.

The trading price of our Common Shares may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this report, these factors include:

●	announcement of new products by our competitors;

●	release of new products by our competitors;

●	adverse regulatory decisions;

●	developments in our industry or target markets; and

●	general market conditions including factors unrelated to our operating performance.

Recently, the stock market in general has experienced extreme price and volume fluctuations. Continued market fluctuations could result in extreme market volatility in the price of our common shares which could cause a decline in the value of our shares.

Market prices for securities of software development companies generally are volatile and the share price for our Common Shares has been historically volatile. This increases the risk of securities litigation. Factors such as announcements of technological innovations, new commercial products, patents, the development of proprietary rights, results of clinical trials, regulatory actions, publications, financial results, our financial position, future sales of shares by us or our current shareholders and other factors could have a significant effect on the market price and volatility of the Common Shares.

If our business is unsuccessful, our shareholders may lose their entire investment.

Although shareholders will not be bound by or be personally liable for our expenses, liabilities or obligations beyond their total original capital contributions, should we suffer a deficiency in funds with which to meet our obligations, the shareholders as a whole may lose their entire investment in our Company.

Trading of our Common Shares on the OTCQB Venture Market is limited and sporadic, making it difficult for our shareholders to sell their shares or liquidate their investments.

Prior to the listing of our Common Shares for trading on the OTCQB Venture Market in November 2016, there was no public market for our Common Shares. Although our common stock is traded on the OTCQB Venture Market, the market for our Common Shares has demonstrated varying levels of trading activity. Furthermore, an active trading market may not be sustained in the future. The lack of an active market may impair your ability to sell your Common Shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your Common Shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Our common shares are subject to the “penny stock” rules of the SEC and we have no established market for our securities, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person’s account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person’s account for transactions in penny stocks, the broker or dealer must: (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form: (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common shares and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

We are a “foreign private issuer”, and you may not have access to the information you could obtain about us if we were not a “foreign private issuer”.

We are considered a “foreign private issuer” under the Securities Act of 1933, as amended. As a foreign private issuer we will not have to file quarterly reports with the SEC nor will our directors, officers and 10% stockholders be subject to Section 16(b) of the Exchange Act. Such exemption may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities. As a foreign private issuer we will not be subject to the proxy rules of Section 14 of the Exchange Act. Furthermore, Regulation FD does not apply to non-U.S. companies and will not apply to us. Accordingly, you may not be able to obtain information about us as you could obtain if we were not a “foreign private issuer”.

Because the majority of our assets and of our officers and directors are located outside the United States, it may be difficult for an investor to enforce within the United States any judgments obtained against us or any of our officers and directors.

All of our assets are presently located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, some of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for an investor to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada would recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. There is even uncertainty as to whether the Canadian courts would have jurisdiction to hear original actions brought in Canada against us or our directors and officers predicated upon the securities laws of the United States or any state thereof.

Because we do not intend to pay any cash dividends on our common shares, our shareholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future. Unless we pay dividends, our shareholders will not be able to receive a return on their shares unless they sell them at a price higher than that which they initially paid for such shares.

Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, our shareholders have limited protections against interested director transactions, conflicts of interest and similar matters.

The Sarbanes-Oxley Act of 2002, as well as rule changes proposed and enacted by the SEC, the New York Stock Exchange, the NYSE MKT and NASDAQ, as a result of Sarbanes-Oxley Act of 2002, require the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and the securities markets and apply to securities which are listed on those exchanges. Because we will not be seeking to be listed on any of the exchanges, we will not be presently required to comply with many of the corporate governance provisions.

Our officer and directors own a substantial amount of our Common Shares and, therefore, exercise significant control over our corporate governance and affairs which may result in their taking actions with which other shareholders do not agree.

Our executive officer and directors and their affiliates control approximately 29.66% of our outstanding common shares. These shareholders, if they act together, may be able to exercise substantial influence over the outcome of all corporate actions requiring approval of our shareholders, including the election of directors and approval of significant corporate transactions, which may result in corporate action with which other shareholders do not agree. This concentration of ownership may also have the effect of delaying or preventing a change in control which might be in other shareholders’ best interest but which might negatively affect the market price of our common shares.

Our authorized capital consists of an unlimited number of shares of one class designated as common shares. We may, in the future, issue additional common shares, which would reduce investors’ percent of ownership and may dilute our share value.

Our Articles of Incorporation authorizes the issuance of an unlimited number of our common shares, no par value, of which 44,359,162 shares are currently issued and outstanding. The future issuance of common shares may result in substantial dilution in the percentage of our common shares held by our then existing shareholders. We may value any common shares issued in the future on an arbitrary basis. The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and may have an adverse effect on any trading market of our common shares.

Offers or availability for sale of a substantial number of shares of our common shares may cause the price of our common shares to decline.

If our shareholders sell substantial amounts of our common shares in the public market, including shares issued in the public offering and shares issued upon conversion of outstanding convertible notes or exercise of outstanding warrants, or upon the expiration of any statutory holding period, under Rule 144, or upon the exercise of outstanding options or warrants, it could create a circumstance commonly referred to as an “overhang” and in anticipation of which the market price of our common shares could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

We qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act, or JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

For so long as we are an emerging growth company, we will not be required to:

●          have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

●          comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●          submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●          disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Until such time, however, we cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

In addition, when these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of us ceasing to be an emerging growth company or the timing of such costs. In addition, once we no longer qualify as an emerging growth company under the JOBS Act and lose the ability to rely on the exemptions related thereto, depending on our status as per Rule 12b-2 of the Securities Exchange Act of 1934, as amended, our independent registered public accounting firm may also need to attest to the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and eventual auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 when we are no longer an emerging growth company. This process will require the investment of substantial time and resources, including by our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete.

Since we have elected under Section 107 of the JOBS Act to use the extended transition period with respect to complying with new or revised accounting standards, our financial statements may not be comparable to companies that comply with public company effective dates making it more difficult for an investor to compare our results with other public companies.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 102(b)(2)(B) of the Act for complying with new or revised accounting standards. In other words, as an emerging growth company we can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We may be classified as a Passive Foreign Investment Company, or PFIC, for U.S. federal income tax purposes in 2017 and may continue to be, or become, a PFIC in future years, which may have negative tax consequences for U.S. investors.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Based on our estimated gross income, the average value of our gross assets, and the nature of our business, we may be classified as a PFIC in the current taxable year and may be treated, or may become, a PFIC in future years. If we are treated as a PFIC for any taxable year during which a U.S. investor held our Common Shares, certain adverse U.S. federal income tax consequences could apply to the U.S. investor. See “Item 10. Additional Information – E. Taxation– Passive Foreign Investment Company Rules.”

ITEM 4.  INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were incorporated under the laws of the Province of Ontario (specifically under the Business Corporations Act (Ontario)) on October 31, 2011, in the Province of Ontario, Canada, and did business as Behavioural Neurological Applications and Solutions. Effective November 4, 2015, we changed our name to Ehave, Inc.

From inception and prior to our public offering closed in June 2016, we had been funded by a combination of investment capital and grant financing totaling approximately $1,100,000, comprised of approximately $630,000 of grant financing and $470,000 of equity financing.

On May 14, 2015, we effectuated a 100,000:1 forward stock split of our common shares.

On July 7, 2015, we closed a private placement of convertible notes with a principal value of $325,000 and commenced the legal and financial processes of becoming an SEC registrant and commencing a public offering.

On September 24, 2015, we filed our registration statement on Form F-1, which was declared effective on April 4, 2016, for a public offering of up to 11,002,445 Common Shares and warrants to purchase 11,002,445 Common Shares. The registration statement also included a prospectus for resale of up to 11,393,642 Common Shares issuable upon the conversion of certain convertible notes and 11,393,642 Common Shares issuable upon the exercise of certain warrants offered by the selling shareholders named in the prospectus.

On June 14, 2016, we had a closing of the offering of an aggregate of 6,503,667 Common Shares and warrants to purchase an aggregate of 6,503,667 Common Shares, for gross proceeds of $266,000. Subsequent to the initial closing, on June 24, 2016, we had a second closing of the offering of an aggregate of 1,589,242 Common Shares and warrants to purchase 1,589,242 Common Shares, for gross proceeds of $65,000. We received total gross proceeds of $331,000 from the offering.

On November 14, 2016, we received notice from the Financial Industry Regulatory Authority (“FINRA”) that pursuant to FINRA Rule 6432 and Rule 15c2-11 that our company may initiate a priced quotation on the OTC Bulletin Board under the trading symbol EHVVF. On November 21, 2016, our Common Shares were listed for trading on the OTCQB Venture Market.

On November 21, 2016, we appointed Prateek (Teek) Dwivedi as our Chief Executive Officer and director.

On November 14, 2016, we entered into a definitive securities purchase agreement to sell up to $1,500,026 of convertible promissory notes and warrants in multiple closings in a private placement. We have used and intend to use the net proceeds from the private placement to further the development of Ehave Connect, for MegaTeam clinical trials, for general marketing and investor relations’ purposes, and for working capital. As of December 31, 2016, we received $259,357 of $309,357 of the firmly committed amount and waived $50,000 of the firmly committed amount for future reassignment as permitted under the agreement. Certain lenders have notified us that it will not elect to fund an aggregate of $683,130 of additional loans and have permitted its reassignment, of which $489,368 has been reassigned. As of December 31, 2016, we issued convertible promissory notes in an aggregate principal amount of $259,357 pursuant to the note and warrant purchase agreement, and as of May 15, 2017, we have received total proceeds of $816,870 pursuant to the note and warrant purchase agreement.

On December 13, 2016, we entered into an agreement with Multi-Health Systems (MHS), an international healthcare technology developer of scientifically validated assessments, granting us access to MHS’s extensive library of mental health assessments. Under the partnership, we expect to integrate MHS’s psychological assessment tests into our Ehave Connect mental health digital informatics platform. Initially, we will focus on MHS’s tests related to behavior assessment and ADHD, including the Conners® suite of ADHD assessments. We expect to incrementally add additional products from MHS’s catalog of mental health assessments and services to Ehave Connect, following successful integration of the Connors suite.

On February 3, 2017, we entered into a Strategic Relationship Agreement (the “MedReleaf Agreement”) with MedReleaf Corp. (“MedReleaf”), pursuant to which we and MedReleaf agreed to develop a branded MedReleaf app utilizing our Ehave Connect platform to advance the study and therapeutic use of medical cannabis. In connection with the MedReelaf Agreement, MedReleaf made an investment of $100,000 into the Company in the form of a convertible note, and was granted an option to invest $200,000 into our TSX-V common stock public offering.

Our principal office is located at 2020 Winston Park Drive, Suite 201, Oakville, Ontario, Canada L6H 6X7 and our telephone number is (905) 362-1499.

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

B.	Business Overview

We are creating a mental health data platform that integrates with our proprietary and third-party assessment and therapeutic digital applications. Our product focus is based on three tiers of activities: (1) MegaTeam, our clinically validated digital assessment and rehabilitation software that is engaging for the patient, (2) adaptation of third-party clinically validated digital assessment and rehabilitation software for enhanced patient engagement and data modeling, and (3) Ehave Connect, our advanced mental health informatics and digital application delivery platform. We intend to provide technology solutions to clinicians, patients, researchers, pharmaceutical companies and payors.

MegaTeam Digital Assessment and Rehabilitation Applications

Our MegaTeam assessment and rehabilitation products are built on established methodologies for the measurement of cognitive abilities in populations with attention deficit and hyperactivity disorder, or ADHD. Methodologies commonly used today involve repetitive performance of tasks using digital interface. These tasks are repeatedly administered to the patient in order to obtain accurate measures. Many of the assessments used today had been developed using programming methodologies whereby the task is simply exhibited on screen and the patient is instructed to respond to stimuli. Our research has found that patients, in particular those with symptoms of ADHD, have difficulty completing the necessary regiment of tasks due to lack of engagement. Additionally, these tasks are often administered in a clinical setting, often resulting in the patient and their accompanying parent or guardian staying in clinical settings for an extended time. Our products have been developed to address these primary concerns as well as to enable a breadth of cognitive tasks to be assessed and an individualized cognitive rehabilitation program to be administered remotely.

The MegaTeam applications involve the imbedding of cognitive assessment and rehabilitation tasks within an engaging video game environment. MegaTeam was designed and programmed with the intention of providing comparable engagement to video game play. In the design, narrative and programming of our MegaTeam game, we utilize experts in children’s digital content and programming. Our tools have been developed on Unity, a common game development platform that can be used on most fixed and mobile devices, enabling the expansion of narrative and the adaptation of new character and game environments to maintain long-term engagement of product differentiation. The underlying cognitive tools and data remain unchanged as the “skin” is adapted for future versions and client profiles. A significant part of the MegaTeam development involved assessing user engagement and consultation on characters, narrative and graphic design.

MegaTeam applications have been designed for deployment on multiple digital interfaces including PC, Mac, Android and iOS systems. Our applications may be used in a clinic or a patient’s home or remotely, provided there is an adequate data connection.

Based on feedback from users and clinical psychologists regarding strong user engagement of our MegaTeam products, we believe that our products have a strong capacity for training compliance.

Developed MegaTeam products include: (1) Stop Signal Reaction Time Assessment (2) N Back Assessment (3) Inhibitory Control Rehabilitation (4) and Working Memory Rehabilitation. We are planning the development of a broader suite of cognitive tasks and rehabilitation mechanisms in order to increase the addressable mental health indications.

Ehave Connect Software Platform

Ehave Connect is a cloud-based platform that allows for the input, tracking and extraction of clinical data while giving diagnosis and treatment insights to aid in the care of patients. Based on the data collected, Ehave Connect provides patient management and digital assessment tools to healthcare providers. We expect Ehave Connect to enable a community of third-party solutions providers to connect with end-users of the data. Such solutions include licensed producers, assessments, diagnostics, therapeutics, devices, brain research, clinical research, and such end users include patients, clinicians, regulators, payors, researchers and pharmaceutical companies.

Ehave Connect is intended to be integrated into the clinician’s workflow to capture, record and deliver objective patient data, with the ultimate goal of helping the clinician improve patient care. We believe that Ehave Connect can fill the information gap in mental healthcare due to the inefficiency from relying largely on pen-and-paper assessments and difficulty of tracking patient compliance and outcomes at a large scale. Ehave Connect can also create value for mental health researchers and insurance payors, by giving access to objective outcomes data to support and validate their efforts.

Because of Ehave Connect’s comprehensive data capabilities, we believe that Ehave Connect is ideally suited for major mental health conditions which assessment, treatment and outcomes are inherently subjective, variable, or difficult to track with conventional tools, such as post-traumatic stress disorder (“PTSD”), ADHD, anxiety, autism, depression, obsessive compulsive disorder (“OCD”) and more.

Right Data

Our goal is rooted not in “big data”, but in “right data”. While healthcare datasets may quickly become large and complex, we believe that there is a tendency to try to collect anything and everything, and hope that the analytics will derive conclusions. We believe that multiple data sets may provide inconsistencies in the type and quality of data being collected, effectively rendering the combined data incompatible and unusable.

Our strategy is to be prescriptive on the data being collected and focus collecting specific data elements that are critical on a per disease/condition basis. We believe that defining a patient-centered ontology for leading behavioral science diseases and conditions that is based on a minimum critical clinical data set would be more effective for clinicians to determine both diagnosis and treatment plans and more useful to researchers who are looking for consistent data across patients. The data categories can be broadly defined as: demographics, clinical tests, diagnosis, treatment, clinician reported outcomes and patient reported outcomes. We work with clinicians and researchers in each of our target diseases/conditions to define the specific data elements in each of these categories. With the definition of the data sets as the basis, we have created a platform that integrates our own, as well as third party, digital applications for clinicians, patients and researchers. We believe that each of these applications is carefully selected to deliver high impact experiences, and when integrated to our platform, are mapped to our data sets.

Quality Data

While we believe that collecting right data gives the platform focus and ensures that it does not become unwieldy, the quality of the data is imperative. As is the case in other complex data environments, the integrity of healthcare data output depends on the quality of the input data. Our applications are specifically curated so that they minimize entry of invalid data and allow clinicians, patients and researchers to interact with high quality data that are reliable.

Outcome Data

We have learned from other health care institutions that outcome data based on high quality clinical, diagnosis and treatment data can be relied upon to inform treatment decisions. We believe that outcome data in healthcare, and in particular behavioral sciences, has been missing, unstructured or incomplete. The lack of reliable outcome data limits the value of large data sets. We believe that our platform solves this problem by providing the platform and applications that allow for consistent outcome capture by clinicians.

Our applications capture outcomes from a patient’s perspective: outcomes can be automatically captured by sensors or manually by inserting input into the applications and become part of the data set.

With increased use, we expect the size of our data set to grow, and we hope that our platform will be the source of high quality clinical and outcome data for behavioral sciences for use by clinicians, researchers, health care systems and industry partners to improve outcomes. We hope to accomplish this by the creation and integration of carefully chosen applications.

Applications

Our data platform provides the basis for applications that clinicians, researchers and patients use to receive and contribute data. The applications can be as simple as forms that are filled out or surveys that are responded to, or as complex as digital therapeutics, which is the treatment of cognitive impairments using technology. The applications are curated on a per disease/condition basis. For example, the applications used for ADHD for boys aged 7 to 10 will differ than the applications used for OCD for girls aged 16+.

The patient management applications built into Ehave Connect allows clinicians to manage patients, view data within the data sets and assign applications to patients or their parents. They assign applications from an App Store concept, where they see the best clinical data, diagnosis, therapeutic and outcome applications available and can choose the one that is most appropriate for their patient. The applications are ranked in terms of value (our rating), rating (from other users) and use, and can have a fee associated with it.

Ehave Connect for Medical Cannabis

In medical cannabis, our solution can be suitable for patients with PTSD, anxiety, traumatic brain injury, adult ADHD, depression, inflammatory bowel disease, inflammation, central nervous system (CNS) injury and pain. Ehave Connect can be configured to capture and track the data required to evaluate cannabis therapies, from intake to assessment, treatment planning, delivery and adherence, to tracking of treatment outcomes.

by providing a suite of patient management and assessment tools that are designed to:

•	enable more accurate and efficient study of medical cannabis;
•	establish objective treatment guidelines that physicians can rely upon when prescribing cannabis therapies;
•	provide researchers, regulators and payors/insurers with digital access to objective patient outcomes data; and
•	support development and use of medical cannabis for the full breadth of indications where such therapies are applied.

We believe that Ehave Connect’s benefits for the medical cannabis community is centered around a recognized need for evidence-based approach to formulation, titration, adherence, regulatory compliance and patient outcomes to reach full potential of medical cannabis as a validated clinical therapeutic. Ehave Connect provides patients and caregivers a digital portal available on desktop, tablet, mobile devices that enables self-monitoring and adherence to treatment. Clinicians are provided with reliable, data-driven guidelines for proper dosing and formulation, condition-specific strains and personalized treatment plans. Licensed producers are given access to information on validation of dose, strain, adherence and patient outcomes, and potential supporting information for regulatory approval and reimbursement. Ehave Connect provides developers and pharmaceutical companies clinical evidence to support novel formulations or delivery, and proprietary technologies correlated with patient outcomes. Regulators and payors may be able to make optimal decisions based on real patient outcomes and comprehensive data for dose, strain, potency and formulation.

We believe that Ehave Connect can enable prescribers of medical marijuana to design and monitor treatment plans, track patient compliance, and verify treatment outcomes in a reliable and objective manner. Similar to other areas of mental health, Ehave Connect captures clinical data digitally from “gold standard” assessments and surveys from third parties, as well as from novel treatment tools and devices, creating a data-rich network of patient information that has the potential to validate and legitimize this burgeoning healthcare segment.

Third Party Content on Ehave Connect

We believe that it is critical to partner across the mental healthcare community, and we have secured partnerships with industry leaders.

Partnership with MedReleaf

On February 3, 2017, we entered into the MedReleaf Agreement with MedReleaf, pursuant to which we and MedReleaf agreed to develop a branded MedReleafApp utilizing our Ehave Connect platform to advance the study and therapeutic use of medical cannabis. MedReleaf is Canada’s premium licensed producer and distributor of medical cannabis. The objective of the partnership with MedReleaf is to validate and optimize the use of MedReleaf’s medical cannabis products as therapeutic treatments for various mental health conditions. The initial focus is on the management of clinical trials to evaluate medical cannabis’s potential ability to provide relief to persons suffering from PTSD, which we expect to expand to all of MedReleaf’s strains across all mental health diseases and pain. We and MedReleaf plan to monitor every step of the medical cannabis treatment life cycle, collect diagnosis data and intake assessments, run validated PTSD surveys to monitor treatment response, manage patient treatment plans, and objectively analyze patient outcomes.

Partnership with MHS

In December 2016, we signed an agreement with MHS, a leading provider of psychological assessment tools. We’re currently in the process of integrating MHS’s gold standard Connors® suite of ADHD assessments into Ehave Connect. We expect to offer MHS’s entire catalogue of tests in time, and in so doing we believe that we can enhance the evaluation of any mental health indication. We plan to move into areas such as PTSD, anxiety, depression, OCD, autism, and more. We believe that this initial partnership represents a major step forward for us, as we establish ourselves as a recognized player in this field and provides an opportunity to showcase the value that Ehave Connect adds for patients, clinicians and other leading publishers of mental health assessments, which we anticipate will attract additional partners.

The Hospital for Sick Children

In December 2011, we entered into a collaboration with Toronto’s Hospital for Sick Children to identify the clinical needs, design and processes required to create clinical grade toolsets. In addition to specific tools, we have developed a content delivery and patient data platform, known as Resource Knowledge Information Access that enables content to be deployed, monitored, analyzed and accessed remotely by clinicians and patients.

Third-party Contract Services

We believe that we have the expertise of understanding the complexities of mental health assessments and rehabilitation methodologies, along with game design and programming. Researchers and developers of digital applications for mental health may recognize the advantage of engaged users, but lack the expertise in game based translation. We intend to market our company to researchers and developers with fee-based services to enhance their digital applications. We are working closely with mental health research networks to avail our existing MegaTeam tools as well as our programming expertise to enhance and commercialize new products and services.

We believe that Ehave Connect is uniquely suited to enhance the development and commercialization of various therapies for mental health conditions, through collaboration with pharmaceutical companies, facilitating the capture and management of clinical data for regulatory trials or post-market validation. In this capacity, we may act as a contract research organization (CRO) for pharmaceutical, biotechnology and medical device industries, as well as research institutions, universities and government organizations, to help in development, commercialization, clinical research and clinical trials management.

Business Strategy

Our business strategy is to develop and market Ehave Connect in an effective and timely manner and gain access to additional technologies at a time and in a manner that we believe is best for our development.  We intend to achieve our business strategy by focusing on these key areas:

•	developing Ehave Connect to expand its capabilities in delivery of proprietary and third party content;

•	expanding MegaTeam with additional game titles, and participate in further clinical studies with Hospital for Sick Children on the CHILD-BRIGHT network, which is a Canadian research network that aims to improve the lives of children with brain-based development disabilities we are a partner to and provider of in-kind services and support);

•	forming strategic alliances with selected licensed producers of medical cannabis and publishers of psychological assessments, at a time and in a manner where such alliances may complement and expand our research and development efforts on the product and provide sales and marketing capabilities;

•	developing relationships with pharmaceutical and insurance companies that could be instrumental in deploying our technology to drug development and treatment monitoring; and

•	developing relationships with companies that could be instrumental in assisting us to access other innovative therapeutics.

Our business strategy is based on attaining a number of commercial objectives, which, in turn, are supported by a number of product development goals.  Our product development presently being conducted is primarily of a research and development nature.

Market

We anticipate that the principal markets in which our products will compete will initially include North America. Thereafter, we hope to expand our markets to Europe and Asia. Currently our products are being deployed in Canada.

Mental healthcare, including its assessment and treatment, is a significant market. Forty-four million adults in the United States are estimated to experience mental illness per year, which is 20% of the population. The size of the U.S. mental health treatment market is $113 billion, and the size of private insurance spending on mental health is $32 billion. The size of the cognitive assessment market world-wide is over $2.4 billion. (Source: Mental Health America - State of Mental Health Report, 2016; SAMSHA Spending Estimates Project, 2010; MarketsandMarkets, 2015 ).

ADHD is a common affliction with worldwide prevalence estimated at approximately 7% (Source: “Prevalence of Attention-Deficit/Hyperactivity Disorder: A Systematic Review and Meta-analysis”, Rae Thomas, Sharon Sanders, Jenny Doust, Elaine Beller, Paul Glasziou, Pediatrics Feb 2015, peds.2014-3482; DOI: 10.1542/peds.2014-3482). ADHD symptoms typically start or are first noticed in preschool age children (“Prevalence of Attention-Deficit/Hyperactivity Disorder: A Systematic Review and Meta-analysis”, Rae Thomas, Sharon Sanders, Jenny Doust, Elaine Beller, Paul Glasziou, Pediatrics Feb 2015, peds.2014-3482; DOI: 10.1542/peds.2014-3482). While symptoms may decline with age, ADHD symptoms and impairments can persist into adolescence and adulthood (Source: “A lifetime of attention-deficit/hyperactivity disorder: diagnostic challenges, treatment and neurobiological mechanism”, Julia Geissler and Klaus-Peter Lesch, Expert Review Of Neurotherapeutics Vol. 11 , Iss. 10,2011).

In Deloitte’s Life Sciences Outlook Report in 2016, it recognized a 12-fold increase in companion diagnostics, or technology that provides information that is essential to the safe and effective use of a corresponding drug. Ehave Connect’s comprehensive clinical data model allows for powerful companion applications to be built that aid in diagnosis, treatment and patient outcome optimization.

For medical cannabis, the demand is strong and growing, with a projected market of CDN$3 billion by 2024 (Source: Health Canada, 2016). Between 4,000 and 5,000 new patients are added per month, with a projection of 450,000 licensed users by 2019. At this time, only 5% of physicians in Canada prescribe medical cannabis. This is corroborated with by Grand View Research, which in 2017 published that the global medical marijuana cannabis market will be $55.8 billion by 2025. The increase in interest amongst academic researchers and healthcare providers is amongst the significant factors driving growth. Validating therapeutic dosing and administration of cannabis-based therapies, while paramount to developing new products and promoting clinical acceptance, remains a challenge, particularly in mental health indications where patient outcomes are difficult to track. Currently, the medical marijuana industry lacks comprehensive clinical data for prescribers to draw from when advising patients on treatment plans, as well as systems to track patient adherence and outcomes. Further, the large variety of medical marijuana strains and delivery modalities has not been rigorously assessed or optimized.

The National Academy of Sciences report on The Health Effects of Cannabis and Cannabinoids in 2017 states that there is inadequate information to assess their effects, and made key recommendations around research that points to the need for evidence and surveillance, as follows:

1.	Address Research Gaps: Develop national cannabis research agenda that addresses key gaps in the evidence base on the short- and long-term health effects of cannabis use (both beneficial and harmful effects)
2.	Improve Research Quality: Develop research standards and benchmarks to guide and ensure the production of high-quality cannabis research
3.	Improve Surveillance Capacity: Support improvements to federal and state-based public health surveillance systems to ensure sufficient data are available to inform research on the short- and long-term health effects of cannabis use
4.	Address Research Barriers: Fully characterize the impacts of regulatory barriers to cannabis research and propose strategies for supporting development of the resources and infrastructure necessary to conduct a comprehensive cannabis research agenda

We believe that Ehave Connect’s evidence-based approach to treatment using medical cannabis is aligned with recommendations made in the report.

Competition

We are not aware of direct competition to Ehave’s mental health informatics platform, Ehave Connect, in the market. We note that electronic health record software vendors, such as Cerner, Epic and Athena Health have broad clinical data solutions as a part of their solution, but are focused on acute care centers, rather than community care where the majority of mental health is practiced. There are many small electronic medical record software vendors that are focused on mental health for community-based clinicians that have small installation base, but, to the best of our knowledge, software from such vendors typically only have a portion of the data that Ehave Connect tracks.

In the medical cannabis market, there are licensed producers and third-party software providers who have released patient tracking software applications. While these applications track consumption and how patients are feeling while taking specific strains, to the best of our knowledge, they typically do not have the clinical data to map to the consumption and the outcome.

For our MegaTeam game applications, we are aware of a few competitors, including Akili Ineractive, Attentiv, Myndlift and C8Sciences. Many of these companies are currently conducting clinical trials. Our strategy for game development starts from using known proven clinical measures rather than creating new measures, and we believe that the advantage of this methodology is that broad normative data does not need to be established and the barrier to clinical adoption may be lower with known measures that clinicians are already comfortable with.

Product Differentiation

We strive to provide the best tools and resources for today’s populations suffering from mental illness. Many of the incumbent products have been developed and validated in their academic forms, which, we believe, lack appeal for today’s clients and practitioners. We believe there is a demand for real time, data-rich digital tools that enable individual treatment and ongoing monitoring, while a significant portion of the existing market for cognitive assessment and therapy relies upon paper-based tools and checklists that have little or no connected monitoring capacity or real-time progress reporting. As such, we seek to develop products with the following key features: (1) user engagement, (2) data richness, (3) clinically validated, and (4) multi-screen and mobile deployment.

Our assessment products are derived from designs and methods clinically studied. Our plans include the study of our derived products and cognitive rehabilitation software through clinical studies led by hospitals. These studies include multiple phases from pilot studies through affected population studies and allow the measurement, using various criteria and techniques, of the effect of our cognitive rehabilitation program on target populations.

Marketing

Our marketing channels consist of direct sales and leveraging partners for market outreach. Our current strategy is for direct sales to publishing partners, medical device partners, pharmaceutical companies and medical cannabis licensed producers. These partnerships strengthen the content that is on the Ehave Connect platform that helps to ensure the capture high quality clinical data that we depend on. Through these partnerships, we gain access to clinicians and the patients they serve.

We also engage a public relations firm to help reach media outlets.

Regulatory Requirements

To the best of our knowledge, there are no regulatory requirements on the use of products in clinical or research areas in the markets we anticipate to market our products. The use of forms and tools for the measurement and assessment of behavioral and cognitive abilities are currently not classified as medical devices by the FDA, the FDA may decide to regulate such products in the future. Currently we are engaging in clinical trials of Ehave MegaTeam games to prove efficacy and have the supporting evidence in the event that the FDA requires this data in the future.

Patents and Trade Secrets

The patent positions and proprietary rights of pharmaceutical and biotechnology firms, including us, are generally uncertain and involve complex legal and factual questions. We believe there will continue to be significant litigation in the industry regarding patent and other intellectual property rights.

We have not registered any patents in respect of Ehave Connect and Megateam; however we maintain our proprietary server architecture and mobile applications as trade secrets. We have registered the trade name “Ehave, Inc.” and owns the domain “ehave.com.”

We rely on unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. No assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect our rights to our unpatented trade secrets.

We require our employees and consultants to execute confidentiality agreements upon the commencement of employment and consulting relationships with us. These agreements provide that all confidential information developed by or made known to an individual during the course of the employment or consulting relationship generally must be kept confidential. In the case of employees, the agreements provide that all inventions conceived by the individual, while employed by us, relating to our business are our exclusive property. While we have implemented reasonable business measurements to protect confidential information, these agreements may not provide meaningful protection for our trade secrets in the event of unauthorized use or disclosure of such information.

Seasonality of Business

Our results of operations have not been materially impacted by seasonality.

C.	Organizational Structure

Not applicable.

D.	Property, Plants and Equipment

We currently lease approximately 445 square meters of office space located at 2020 Winston Park Drive, Suite 201, Oakville, Ontario, Canada. The term under our lease agreement will expire on October 15, 2017. We do not own or lease any other office space, manufacturing facilities or equipment and do not have any current plans to construct or acquire any facilities.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this Annual Report on Form 20-F. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, including our belief as to the potential of MegaTeam applications as an effective remediation tool for ADHD and our expectations as to the success of our research and development and Ehave Connect platform and related content distribution in 2017 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 20-F, particularly those in “Item 3. Key Information – D. Risk Factors.” See also “Special Note Regarding Forward-Looking Statements.”

With respect to the forward-looking statements made within this Item 5, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our continuing development programs, the results of our clinical trials, our ability to obtain commercial sales and on the distribution of proprietary and partnered content on Ehave Connect, and future expense levels being within our current expectations.  Investors are cautioned against placing undue reliance on forward-looking statements.  We do not undertake to update these forward-looking statements except as required by applicable law.

Overview

We are creating a mental health data platform that integrates with our proprietary and third-party assessment and therapeutic digital applications. Our product focus is based on three tiers of activities: (1) MegaTeam, our clinically validated digital assessment and rehabilitation software that is engaging for the patient, (2) adaptation of third-party clinically validated digital assessment and rehabilitation software for enhanced patient engagement and data modeling, and (3) Ehave Connect, our advanced mental health informatics and digital application delivery platform. We intend to provide technology solutions to clinicians, patients, researchers, pharmaceutical companies and payors.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

-	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;
-	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
-	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and
-	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires companies to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty, and actual results may differ. Our significant accounting policies are more fully described in Note 1 to our financial statements included elsewhere in this Annual Report. Critical accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and are particularly important to the portrayal of our financial position and results of operations. Our estimates are primarily guided by observing the following critical accounting policies:

Financial Overview

Our operations have been funded, to date, primarily through the sale of our common stock in a public offering and a series of private placements of convertible notes and warrants. From our inception through December 31, 2016, we have raised an aggregate of approximately $1,563,000 to fund our operations, of which approximately $319,420 was from our public offering in June 2016, and approximately $1,244,000 was from the issuance of convertible notes and warrants. In addition, in February 2017, pursuant to the MedReleaf Agreement, we received an investment of $100,000 from MedReleaf in the form of a convertible note.

Operating Losses

Since our inception, we have incurred significant operating losses. Our net losses were $1,677,271 and $600,835 for the year ended December 31, 2016 and 2015, respectively. As of December 31, 2016, we had an accumulated deficit of $3,022,578. We expect to continue to incur significant expenses and operating losses over the next several years. Our net losses may fluctuate significantly from quarter to quarter and from year to year. We anticipate that our expenses will increase significantly as we plan to further develop Ehave Connect and MegaTeam products as well as to engage in continuing research and development related to new products and services.

A.	Operating Results

Years Ended December 31, 2016, and December 31, 2015

Revenues

We had no revenues during the years ended December 31, 2016, and December 31, 2015.

Operating Expenses

Our total operating expenses for the year ended December 31, 2016 was $1,184,282 compared to $491,108 in 2015, an increase of $693,174. The increase in operating expenses is primarily due to an increase in overall operating activity due to available funding. Major areas on increased activity include additions to the executive team, software development team and to advance the company through the SEC and listing of our common shares on OTCQB Venture Market. The operating expenses for the year ended December 31, 2016, consisted of salaries of $365,824, rent of $35,328, professional fees of $378,156, insurance expenses of $5,110, travel expenses of $30,608, software development of $221,688, communications of $108,175 and general and administrative expenses of $39,393. The operating expenses for the year ended December 31, 2015, consisted of salaries of $192,783, rent of $17,290, professional fees of $203,242, insurance expenses of $8,602, travel expenses of $3,577, software development of $37,014 and general and administrative expenses of $28,600. We believe that the upward trend in operating expenses will continue as we further develop our products for distribution, conduct clinical trial activity and advance our capital markets objectives.

	For the years ended December 31,
	2016	2015
	$	$
Operating Expenses
Salaries	365,824	192,783
Rent	35,328	17,290
Professional fees	378,156	203,242
Insurance	5,110	8,602
Travel	30,608	3,577
Communications	108,175	-
Software development	221,688	37,014
General and administrative	39,393	28,600
Total operating expenses	1,184,282	491,108
Other expenses
Warrant expense	301,606	207,784

Significant changes in operating expenditures are described as follows:

	For the years ended December 31,
	2016	2015	Increase	%
	$	$	(decrease)	Change

Salaries	365,824	192,783	157,603	89.8

The increase in salaries is primarily attributable to an increase in the annual salary of our chief executive officer of $101,729 and the additional salaries related to our newly appointed chief executive officer and chief technology officer. Included in salaries for the year ended December 31, 2016, is $73,435 of stock options expense related to stock option grants to our chief executive officer appointed in November 2016 ($nil in 2015).

	For the years ended December 31,
	2016	2015	Increase	%
	$	$	(decrease)	Change

Professional Fees	378,156	203,242	174,914	86.0

The increase in professional fees is primarily attributable to legal and accounting costs related to the filing of our registration statement on April 4, 2016, as well as legal fees related to subsequent convertible note financings. Additionally, professional fees increased due to increased utilization of contracted executive services for our chief executive officer and chief technology officer appointed in 2016.

	For the years ended December 31,
	2016	2015	Increase	%
	$	$	(decrease)	Change

Communications	108,175	-	108,175	n/a

We began to incur communications expenses approaching and through the listing of our common stock on the OTCQB Venture Market. In preparation and in association with our SEC filings, we have engaged communications consultants to assist in the preparation, assembly and dissemination of relevant information.

	For the years ended December 31,
	2016	2015	Increase	%
	$	$	(decrease)	Change

Software Development	221,688	37,014	185,674	498.3

The increase in software development expenses is due to increased activity related to the development of both the Ehave Connect platform and the MegaTeam applications. We added three full-time equivalent personnel during the year ended in December 31, 2016. We expect that software development expenses will continue to increase through 2017 and beyond, as expenses associated with ongoing product development and maintenance of our products is expected to continue to increase.

	For the years ended December 31,
	2016	2015	Increase	%
	$	$	(decrease)	Change

Warrant Expense	301,666	207,784	284,327	136.8

The increase in warrant expense is due to the issuance of warrants to purchase 12,645,476 common shares (2015 – 7,946,210) associated with our fundraising.

Net Loss

Net loss for the year ended December 31, 2016, was $1,502,204 as compared to a net loss of $600,835 in 2015.

B.	Liquidity and Capital Resources

At December 31, 2016, we had working capital deficit of $658,298, of which $349,085 relates to convertible notes converted to common stock subsequent to year ended December 31, 2016. The note and warrant purchase agreement, dated November 14, 2016, entered in the private placement provides for potential additional proceeds of up to $937,063, subject to certain conditions. If we receive the potential additional proceeds of up to $937,063, combined with our anticipated operating cash flows, we are expected to have sufficient cash flows to operate for at least the next 12 months. We anticipate that we will continue to incur losses, and that such losses will increase over the next several years due to development costs associated with our MegaTeam and Ehave Connect products. Our expected recurring losses and negative cash flows from operations raise substantial doubt about our ability to continue as a going concern. We expect that our operating expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding and other collaborations and strategic partnerships. We are exploring various financing options including equity funding and strategic collaboration. However, there are no assurances that we will be successful in obtaining the level of financing needed for our operations or that any such financing would be on terms favorable to us. Any future financing may involve substantial dilution to existing investors. We do not have any arrangements in place for any future financings, except for remaining commitments under the note and warrant purchase agreement, dated November 14, 2016. If we do not receive additional proceeds under the note and warrant purchase agreement, dated November 14, 2016, we will need to reduce our cash burn to last 12 months by focusing our efforts on existing products only, leveraging research funding to conduct additional clinical studies on efficacy and postponing the development of the Ehave Connect platform and integration and development of new techniques for assessment and rehabilitation.

In 2013 and 2014 we entered into convertible loan agreements with investors, including our President and Chief Executive Officer, and affiliates of his, and a former director, pursuant to which such investors loaned us an aggregate of Cdn$490,000. All of the loans were converted into an aggregate of 13,176,094 common shares on December 15, 2014.

We received approximately Cdn$491,000 in grants in connection with our collaboration with the Hospital and Cdn$250,000 from Canada-Israel Research and Development Foundation. In addition, we received aggregate gross proceeds of Cdn$490,000 pursuant to our convertible loan and an aggregate of Cdn$75,000 from the sale of equity securities in December 2014 and March 2015.

On July 7, 2015, we closed a private placement offering with seven investors for the sale of $325,000 principal amount of convertible notes and warrants to purchase common shares. Between January 20, 2016 and February 17, 2016, we sold an additional $141,000 principal amount of convertible notes and warrants in private placement offerings to three initial investors.

On June 14, 2016, we had a closing of the offering of an aggregate of 6,503,667 Common Shares and warrants to purchase an aggregate of 6,503,667 Common Shares, for gross proceeds of $266,000. Subsequent to the initial closing, on June 24, 2016, we had a second closing of the offering of an aggregate of 1,589,242 Common Shares and warrants to purchase 1,589,242 Common Shares, for gross proceeds of $65,000. We received total gross proceeds of $331,000 from the offering.

On November 14, 2016, we entered into a definitive securities purchase agreement to sell up to $1,500,026 of convertible promissory notes and warrants in multiple closings in a private placement. We have used and intend to use the net proceeds from the private placement to further the development of Ehave Connect, for MegaTeam clinical trials, for general marketing and investor relations’ purposes, and for working capital. As of December 31, 2016, we received $259,357 of $309,357 of the firmly committed amount and waived $50,000 of the firmly committed amount for future reassignment as permitted under the agreement. Certain lenders have notified us that it will not elect to fund an aggregate of $683,130 of additional loans and have permitted its reassignment, of which $489,368 has been reassigned. As of December 31, 2016, we issued convertible promissory notes in an aggregate principal amount of $259,357 pursuant to the securities purchase agreement, and as of May 15, 2017, we have received total proceeds of $816,870 pursuant to the securities purchase agreement.

Operating Activities

Net cash used in operating activities increased to $760,495 for the year ended December 31, 2016, from $352,037 for the year ended December 31, 2015. The increase in net cash used in the year ended December 31, 2016 of $408,458 was primarily due to increased operating expenses as described above under “–A. Operating Results—Operating Expenses.”

Investing Activities

Net cash used in investing activities increased to $14,667 for the year ended December 31, 2016, from $58 for the year ended December 31, 2016. The increase in net cash used in the year ended December 31, 2016, was primarily due to the effect of foreign exchange fluctuations on the holding of cash in Canadian dollar accounts.

Financing Activities

Net cash provided by financing activities increased to $766,812 for the year ended December 31, 2016, from $366,630 for the year ended December 31, 2015. The increase in net cash provided by financing activities in the year ended December 31, 2016, was primarily due to proceeds received through the Company’s registered offering and the private placement of convertible notes.. Net cash provided by financing activities in the year ended December 31, 2015 was $366,630, which was the net proceeds from the issuance of convertible notes and warrants and the issuance of common stock through a private placement.

C.	Research and Development, Patents, and Licenses, etc.

Ongoing research and development is critical to our success. We seek to engage with reputable research and clinical institutions to access and assist tools and methods developed. We hope to finance our research and development with government and research grants and internal funds. Our research and development is comprised primarily of software development expenditures. We intend to continue to research and develop new technologies and products for the mental health market. There can be no assurance that we can achieve any or all of our research and development goals.

We spent $221,688 and $37,014 on software development in 2016 and 2015 respectively. These amounts were spent on the development or improvement of our technologies and products, including salary paid to our employees engaged in research and development activities. During the twelve months ended December 31, 2016, we had 4 employees engaged in our research and development activities, compared to 2 employees during the twelve months ended December 31, 2015. See the disclosure in “Item 4. Information on the Company B. Business Overview” for further information on the Company’s research and development policies.

D.	Trend Information

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of development activity being undertaken at any one time and the availability of funding from investors and prospective strategic partners. See discussion in Parts A and B of Item 5:“Operating and Financial Review and Prospects” for a description of the trend information relevant to us. Except as disclosed elsewhere in our annual report, we know of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We are not party to any transactions, agreements or other contractual arrangements with unconsolidated entities whereby we have financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligations under a variable interest in an unconsolidated entity that provides us with financing, liquidity, market risk or credit risk support.

F.	Tabular Disclosure of Contractual Obligations

We have the following contractual obligations as of December 31, 2016:

Contractual Obligations	Payments Due by Period
	Total $	Less than 1 year $	2-3 years $	4-5 years $	After 5 years $
Capital lease obligations	—	—	—	—	—
Operating lease (1)	46,400	46,400	—	—	—
Purchase obligations	—	—	—	—	—
Other long term obligations	—	—	—	—	—
Total contractual obligations	46,400	46,400	—	—	—

Note:

(1)	Our operating leases are comprised of our office leases and exclude our portion of operating costs.

We expect to fund our capital expenditure requirements and commitments with existing working capital.

G.	Safe Harbor

We seek safe harbor for our forward-looking statements contained in Items 5.E and F.  See “Cautionary Note Regarding Forward-Looking Statements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the names, ages and positions of our current board members and executive officers:

Name	Age	Position with the Company	Director of the Company Since
Scott Woodrow	44	Chairman of the Board, Director, Chief Financial Officer, VP of Corporate and Business Development	October 31, 2011
Prateek Dwivedi	44	President, Chief Executive Officer, Director	November 18, 2016
Dr. Ted Witek	58	Director	November 18, 2016
Steve Stefano	61	Director	November 18, 2016
Dr. Harry Levy	72	Director	November 18, 2016
David Goyette	55	Chief Technology Officer	Not applicable

The business address of our officers and directors is c/o Ehave, Inc., 2020 Winston Park Drive, Suite 201, Oakville, Ontario, Canada L6H 6X7.

Our directors are elected for a term of one year and serve until such director’s successor is duly elected and qualified. Our executive officer serves at the pleasure of the Board of Directors. None of our directors have any family relationships with any of our other directors or executive officer.

Certain of our directors are associated with other companies, which may give rise to conflicts of interest.  In accordance with the Business Corporations Act (Ontario), directors who have a material interest in any person who is a party to a material contract or a proposed material contract with us are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract.  In addition, the directors are required to act honestly and in good faith with a view to the best interests of Ehave Inc.

We are not aware of any arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or officer.

Biographies

Ted Witek, Director, Chairman

Dr. Ted Witek is a healthcare executive and scholar based in Toronto and Lisbon. He currently serves as the Chief Scientific Officer of Innoviva (Nasdaq: INVA). He is also appointed a Senior Fellow at the Institute of Health Policy, Management, and Evaluation of The University of Toronto and Professor at the Dalla Lana School of Public Health and Faculty of Pharmacy.

Prior to joining Innoviva, Dr. Witek served as President and Chief Executive Officer of Boehringer Ingelheim in Canada and in Portugal. Joining Boehringer in 1992, Dr. Witek held a number of positions of increasing responsibility, including leading the global clinical development and launch of several respiratory products, most notably Spiriva®. Dr. Witek led the Respiratory and Immunology clinical research groups in the U.S. and served as the Boehringer Co-chair of the Joint Operating Committee with Pfizer in their global alliance. During his tenure in Canada, Dr. Witek served on the Board of Directors at Rx&D, Canada’s National Association for Research-Based Pharmaceutical Companies, chairing its Heath Technology Assessment and Public Affairs Committees. He also served more than 10 years on the Drug/Device Discovery and Development Committee of the American Thoracic Society, serving as Chairman from 2010 to 2012. He currently serves on the Ontario Heath Innovation Council. Dr. Witek holds a doctorate of public health from Columbia University, an M.P.H. from Yale University, and an MBA from Henley Management College.

Steve Stefano, Director

Steve Stefano is a seasoned pharmaceutical executive and entrepreneur with more than 30 years of relevant industry experience. Mr. Stefano currently serves as Managing Director of Ashfield Market Access, a subsidiary of United Drug Group, a multi-national corporation based in Dublin, Ireland, that provides outsourced commercial and medical solutions to biopharmaceutical companies. Ashfield Market Access is a consulting organization that specializes in market research, market strategies, and account management for payer reimbursement and retail distribution in the U.S. commercial market. Prior to joining the Ashfield Market Access, Mr. Stefano founded and served as Managing Partner of SynopiaRx, a consulting firm specializing in U.S. payer reimbursement and retail distribution. SynopiaRx was acquired by United Drug Group in 2012.

From 1986 to 2009, Mr. Stefano held various roles of increased responsibility at Glaxo, GlaxoWellcome, and GlaxoSmithKline (GSK), within its commercial organizations. From 1986 to 2009, Mr. Stefano led GSK’s U.S. Payer Markets Divisions. From 2001 to 2008, he led GSK’s Neurohealth Division, and organically grew the division’s sales from $300 million to $2.6 billion in seven years. Mr. Stefano also spearheaded the acquisition of several critical and strategic in-licensed medicines for GSK, including Horizant®, Dynastat®, and Potiga®, as well as the acquisition of Reliant Pharmaceuticals.

Mr. Stefano served on the Board of Directors for Valeant Pharmaceuticals (2008-2010), Teamm Pharmaceuticals (2001-2004), and The Jimmy V Celebrity Golf Classic (2002-2009). He has been a frequent guest lecturer at the Duke Fuqua School of Business and at the University of Pennsylvania Wharton School of Business. He is a graduate of Saint Joseph’s University.

Harry Levy, Director

Dr. Harry Levy, who is the Founder and CEO of interMDnet Corporation, which for the past 20 years in partnership with the Albert Einstein College of Medicine in New York and academic professors from 15 other U.S. medical schools, has pioneered the design and distribution of e-learning for physicians, allied medical professionals, and health consumers. Among its many clinical offerings across various digital platforms, interMDnet created innovative “medutainment,” real-time, competitive educational games which motivate physicians to adopt new clinical guidelines and protocols.

Prior to founding interMDnet, Dr. Levy was the research director of Health Opinion Research, Inc., where he led the development of “video interactive patients,” a research tool designed to prospectively assess actual physician-patient practice behavior. Dr. Levy received his A.B. degree from Columbia University, his M.D. from New York University, post-doctoral training in community and preventive medicine at the Mount Sinai School of Medicine in New York, where he was later a fellow and junior faculty member, and his M.P.H. from Yale.

Prateek Dwivedi, President, Chief Executive Officer, Director

Prateek (Teek) Dwivedi is chief executive officer of Ehave, bringing 20 years of technology and healthcare leadership experience. Prior to joining Ehave in 2015, Teek led Cancer Informatics at Princess Margaret Hospital at the University Health Network in Toronto, Canada. In this position, Teek was responsible for building a next generation health and research informatics platform designed to capture and analyze cancer patient data. From 2008 to 2011, Teek was the Vice President and Chief Information Officer at Mount Sinai Hospital in Toronto, where he led a 170+ person team responsible for technology infrastructure. At Mount Sinai, Teek was instrumental in implementing a personalized medicine informatics platform strategy.

Before his tenure at Mount Sinai, Teek was the Vice President of Operations at AudienceView Ticketing, where he managed a team of 47 engineers. Teek has held key strategy and product development positions at Cascada Mobile (exit via acquisition), Casero (exit via acquisition) and Solect Technology group (exit via acquisition). Teek received his undergraduate and graduate degrees in Systems Design Engineering from the University of Waterloo.

Scott Woodrow, Founder, Chief Financial Officer, VP Corporate and Business Development, Director

Scott Woodrow is a Founder and Director of Ehave, Inc. Scott formed the company through his understanding and experience with the significant gaps that exist between the treatment of mental health and other healthcare needs. Scott has been involved in healthcare technologies for over 20 years, starting in an advisory capacity and growing through active investment and finally in the establishment of Ehave, Inc. Scott is passionate about improving the human condition and believes strongly that the unlimited capacity of the human mind is our greatest gift. Scott is involved with many healthcare industry and research institutions in assisting the advancement of technologies and bringing solutions from the bench to the clinic. Scott is an active volunteer in the community and is a Board member of the Zareinu Education Centre – a school for children with mild and severe physical and mental disabilities.

Scott was Managing Partner of Lions Peak International Innovation Fund, LP, a Canadian investment fund investing in Israeli high tech companies, from 2007 to 2013. He has also provided consulting services to healthcare research facilities and companies since 2013. From 2007 through 2013, Scott was a director of PCure Ltd., a medical device company developing patient positioning and planning systems for radiation therapy for cancer. From 1998-2005, Scott was at Ernst & Young, LLP with a primary client base of venture capital firms and their venture backed portfolio companies. Scott served clients primarily in Canada and in Israel and was a designated individual for clients originating in Israel. After leaving Ernst & Young, LLP in 2005, Mr. Woodrow continued advisory services to venture firms and venture backed companies.

David Goyette, Chief Technology Officer

David Goyette is chief technology officer of Ehave, Inc. Dave joined Ehave in December 2016 and brings over 30 years of technology, software architecture, and innovation experience in healthcare, imaging solutions, embedded systems, distributed systems, and gaming. Dave’s most recent experience includes the position of software architect for the Cancer Informatics program at Princess Margaret Hospital at University Health Network in Toronto. Dave was also recently a software architect at Symcor, responsible for architecting and designing a next generation platform to be used by new initiatives. Prior to these positions, Dave designed and implemented the next generation console and analytic tools for Novadaq’s SPY fluorescent imaging platform (Dave co-authored several patents for this product). Before Novadaq, Dave proposed a concept for a new MMOG game to the Montecito Picture Company, and partnered with them on developing the concept and building a prototype in cooperation with a team of artists and game developers from Seneca at York.

Dave is experienced in building applications for the Android ecosystem, and in building cross platform applications for Android and IOS. Dave’s other healthcare experience includes the architecture and design for both the Philip and Hitachi Medical System MRI devices. Dave has been a trainer for Sun Microsystems, and has successfully led technical teams on a score of other projects throughout his career. Dave received his undergraduate degree in B.Math (double honours in Computer Science and C&O) from the University of Waterloo, and successfully completed 7 of the 9 courses required for an M.Eng degree from the University of Toronto.

B.	Compensation

Directors

Each director who is not a salaried employee of the Company is entitled to the following fees:

•	Yearly cash compensation: $30,000
•	Audit committee: chair received an additional $12,000, other members received an additional $6,000
•	Compensation committee: chair received an additional $10,000, other members received an additional $4,500
•	Nominating and corporate governance committee members: received an additional $3,000

For the first year, cash compensation is back-ended, meaning paid towards the end of the year. Board members can also elect to have the equivalent value of options measured at an intrinsic value given to them in lieu of cash.

Directors, annually, may elect to take up to 100% of their respective annual retainer in either options or restricted share awards.

In the year ended December 31, 2016, no fees, stock options, restricted share awards or compensation was paid to the directors.

Officers

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to our officers in 2016. Our officers are paid fees in Canadian dollars. These amounts are presented in U.S. dollars and have been converted at the rate of exchange as of December 31, 2016 ($1.00 = Cdn$1.3425).

Name and principal position	Year	Salary $	Share- based awards $ (1)	Option- based awards $ (1)	Bonus $	Non-equity incentive plan compensation $	Pension value $	All other compensation $	Total compensation $

Scott Woodrow	2016	236,525	NIL	NIL	NIL	NIL	NIL	NIL	236,525
Former Chief Executive Officer, Chief Financial Officer	2015	192,783	NIL	NIL	NIL	NIL	NIL	NIL	192,783
(1)(2)	2014	175,109	NIL	NIL	NIL	NIL	NIL	NIL	175,109

Prateek Dwivedi	2016	33,500	N/A	73,435	N/A	N/A	N/A	N/A	106,935
Chief Executive Officer	2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
(2)	2014	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

David Goyette	2016	16,667	N/A	N/A	N/A	N/A	N/A	N/A	16,667
Chief Technology Officer	2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2014	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	The value of share and option based awards are based on the grant date assumptions as disclosed in note 6 ” Share Based Payments” in our 2016 audited financial statements.
(2)	On December 1, 2016, Mr. Woodrow resigned as President and Chief Executive Officer and Mr. Dwivedi was appointed President and Chief Executive Officer.

Narrative Discussion

We have entered into employment agreements with each of the following Executive Officers (each an “Employment Agreement”).  Pursuant to the terms of the Employment Agreements, the salary for the year 2017 are:

Name and principal position	Year	Salary $(1)
Mr. Prateek Dwivedi	2017	290,500
Chief Executive Officer
Mr. David Goyette	2017	148,975
Chief Technology Officer

(1)	Our officers are paid fees in Canadian dollars. These amounts are presented in U.S. dollars and have been converted at the rate of exchange as of December 31, 2016 ($1.00 = Cdn$1.3425).

Further, each executive officer is entitled to additional benefits and performance-based bonuses. Such benefits relate to supplemental health care plans and travel allowances. Performance based bonuses are based on the achievement of our plans and objectives and may be up to 100% of the base salary in which a proportion may be paid in the form of additional stock options.  Each of the foregoing officers’ Employment Agreements provides that such officer is subject to certain confidentiality and non-competition restrictions during and following the course of his employment with the Company.

Pursuant to the Employment Agreement with Prateek Dwivedi, dated July 25, 2016, we appointed Mr. Dwivedi as our chief executive officer, his employment to begin upon our achievement of the closure of a financing round in $500,000. Mr. Dwivedi’s annual base salary is set at $290,500 (Cdn$390,000 converted at the rate of exchange as of December 31, 2016, $1.00 = Cdn$1.3425), and he is eligible to receive a performance-based bonus from time to time, up to 100% of his annual base salary, subject to the approval and reasonable discretion of the board of directors as may be delegated to our Compensation Committee from time to time, in a combination of cash payments and the granting of option awards, again subject to the reasonable discretion of the board of directors. Notwithstanding the foregoing, Mr. Dwivedi shall be paid his discretionary bonus in the form of cash payments alone until he has received the equivalent of 50% of his annual base salary, after which time any additional discretionary bonus payments may be made as a combination of cash payments or option awards, subject to the reasonable discretion of the board of directors. On the date of Mr. Dwivedi’s hire, Mr. Dwivedi is entitled to receive an initial equity award of in the form of participation in our incentive stock option plan, of 5% of our total outstanding common shares, subject to regulatory approval (the “Initial Equity Award”). The Initial Equity Award will commence vesting immediately, with a vesting period of six (6) months. Conditional upon completion of the next financing round of $10 million, we will grant to Mr. Dwivedi a single one-time adjustment equity award in an amount sufficient to maintain his 5% share of our total outstanding common shares, subject to regulatory approval (the “Adjustment Equity Award”). The Adjustment Equity Award will commence vesting immediately, with a vesting period of twelve (12) months. In the event that Mr. Dwivedi’s employment with the Company is terminated without cause, vesting of the Initial Equity Award and the Adjustment Equity Award will occur in the normal course, as if Mr. Dwivedi’s employment had not terminated. If we terminate Mr. Dwivedi’s Employment Agreement for “cause” (as set forth in his Employment Agreement), Mr. Dwivedi shall receive payment of any salary and vacation pay earned to the date of termination, and any stock options will vest and be exercisable in accordance with the express terms of our stock option plan, as may be amended from time to time. We may terminate Mr. Dwivedi’s Employment Agreement without “cause,” by providing 6 to 24 months’ pay, depending on the duration of his service to the Company, in lieu of notice of termination, and Mr. Dwivedi will be entitled to a discretionary bonus for the period of pay in lieu of notice calculated as the average of the discretionary bonus received by him over the previous 3 years, or part thereof if his employment is terminated earlier than his 3rd anniversary date. Mr. Dwivedi may terminate his Employment Agreement for any reason at any time with 3 months’ written notice to the Company. Mr. Dwivedi may resign for “good reason” (as set forth in his Employment Agreement) within 60 days of him learning of the facts that are the basis for the resignation for good reason. Upon Mr. Dwivedi’s written notice tendering of his resignation for good reason, it shall be deemed that Mr. Dwivedi’s employment by the Company is terminated without cause. At the time of Mr. Dwivedi’s appointment, Mr. Dwivedi was also appointed to the board of directors.

On December 1, 2016, we entered into the Employment Agreement with David Goyette as our chief technology officer, his employment to begin upon our achievement of the closure of a financing round in Cdn$500,000. Mr. Goyette’s annual base salary is set at $148,975 (Cdn$200,000 converted at the rate of exchange as of December 31, 2016, $1.00 = Cdn$1.3425), and he is eligible to receive a performance-based bonus from time to time, up to 25% of his annual base salary, in cash, subject to the approval and sole discretion of the board of directors. On the date of Mr. Goyette’s hire, Mr. Goyette is entitled to receive an initial equity award of 365 Common Shares, subject to regulatory approval. Such award will commence vesting immediately, with a vesting period of 2 years. In the event that Mr. Goyette’s employment is terminated for any reason, vesting will cease immediately on the date of termination, and any unvested options will be forfeited. If we terminate Mr. Goyette’s Employment Agreement for “cause” (as set forth in his Employment Agreement), Mr. Goyette shall receive payment of any salary and vacation pay earned to the date of termination. We may terminate Mr. Goyette’s Employment Agreement without “cause,” by providing Mr. Goyette with the minimum notice (or pay in lieu of such notice) and severance pay (if any) to which he is entitled under the Employment Standards Act, 2000 or any amended or replacement legislation, plus any other minimum rights, benefits and entitlements to which he is entitled under the Employment Standards Act, 2000 at such time. Mr. Goyette may terminate his Employment Agreement for any reason at any time with 2 months’ written notice to the Company.

We do not provide pension, retirement or similar benefits to its directors and executive officers. No funds were set aside or accrued by the Company during the fiscal year ended December 31, 2016, to provide pension, retirement or similar benefits to our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries. We do not currently have a stock appreciation rights plan.

C.	Board Practices

Our directors are elected by the shareholders at each Annual General Meeting (or Annual Special Meeting) and typically hold office until the next meeting, at which time they may be re-elected or replaced.  Casual vacancies on the board are filled by the remaining directors and the persons filling those vacancies hold office until the next Annual General Meeting (or Annual Special Meeting), at which time they may be re-elected or replaced.  Our officers are appointed by the Board of Directors and hold office indefinitely at the pleasure of the Board of Directors.

Directors’ Contracts

We receive a director’s consent from each of the independent directors upon their acceptance of their director’s position.

We do not have any contracts with any of its directors which provide for benefits upon the termination of employment.

Compensation Committee

Our compensation committee consists of three outside, independent directors under Canadian law: Mr. Witek, Mr. Stefano and Mr. Levy. Mr. Witek serves as chairman of the compensation committee. The members of the compensation committee have not been officers of the company. Our compensation committee is responsible for making recommendations to the board of directors regarding compensation terms for our officers and directors and for determining salaries and incentive compensation for our executive officers and incentive compensation for our other employees and consultants.

Audit Committee

Our audit committee consists of our chief financial officer, Mr. Woodrow, and two outside directors, Mr. Stefano and Mr. Levy. Mr. Woodrow serves as chairman of the audit committee. The audit committee ensures that the Company’s management has designed and implemented an effective system of internal financial controls, assesses the integrity of the financial statements and related financial disclosure of the Company, and reviews the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Additionally, the committee monitors and reports on the independence and performance of the Company’s independent auditors.

D.	Employees

The following table sets out the number of our employees at the end of each of the last three fiscal years by activity. All employees are located in Canada.

Activity	2016	2015	2014
Research and development	4	2	2
Operating	2	1	1
Total	6	3	3

E.	Share Ownership

The following table sets forth certain information as of May 15, 2017, regarding the beneficial ownership of our Common Shares by each of our directors and all of our executive officers and directors as a group.

	Number of Common Shares beneficially owned (1)		% of Outstanding Common Shares (2)
Directors and Executive Officers
Scott Woodrow	19,777,338	(3)	25.72%
Prateek Dwivedi	2,930,608	(4)	3.81%
David Goyette	99,094	(5)	**

All officers and directors as a group 3 persons:	22,807,040		29.66%

** Less than 1% ownership

Notes:

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 76,898,252 Common Shares issued and outstanding on May 15, 2017.

(3)	Includes 13,973,623 Common Shares beneficially owned by 2110345 Ontario Inc. and NView Management Inc. over which Mr. Woodrow has sole voting and dispositive power.

(4)	Includes options to purchase 2,808,359 Common Shares that are currently exercisable or exercisable within 60 days of May 15, 2017.

(5)	Includes options to purchase 74,644 Common Shares that are currently exercisable or exercisable within 60 days of May 15, 2017.

The following table sets forth the amount and terms of options to acquire common shares of our Company we have granted to our directors, senior management and key employees:

Name and office held	Number of Options (2)	Date of Grant	Exercise Price	Expiry Date

Prateek Dwivedi Chief Executive Officer, President	2,217,958	November 21, 2016	0.12	November 21, 2021
David Goyette Chief Technology Officer	74,644	January 15, 2017	0.46	January 15, 2022
	2,292,602

Option Plan

Our Stock Option Plan (“SOP”) sets the maximum number of Common Shares which may be issued under options granted pursuant to the SOP which shall be 15% of the number of issued and outstanding Common Shares of the Company.

The SOP authorizes the board of directors of the Company or a committee of the board of directors to issue options to directors, officers, employees and consultants of the Company.

The purpose of the SOP is to provide consultants, officers, directors and employees with a proprietary interest in the Company in order to: (i) increase the interest in the Company’s welfare of those individuals who share primary responsibility for the management, growth and protection of the business of the Company; (ii) furnish an incentive to such individuals to continue providing their services to the Company and its subsidiaries; and (iii) provide a means through which the Company and its subsidiaries may attract qualified persons to engage as consultants, officers, directors and employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table lists the beneficial ownership of our securities as of May 15, 2017, by each person known by us to be the beneficial owner of 5% or more of the outstanding shares of any class of our securities. As of May 15, 2017, 76,898,252 of our ordinary shares were outstanding. As at May 15, 2017, with the exception of Shareholders disclosed in “Item 6.E Share Ownership”, we are not aware of any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, our Common Shares, of more than 5% of the outstanding Common Shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Romema Holdings Inc.(1)	5,000,000	6.50%

Rocfrim, Inc.(3)(4)(5)	7,449,646	9.60%

Plazacorp Investments Limited(6)(7)	7,567,951	9.84%

David Stefansky (2)	7,546,781	9.81%

(1)	Leopold Grunwald, director of Romema Holdings Inc.("Romema") has sole voting and dispositive power over shares held by Romema.
(2)	Includes (i) 690,399 shares issuable upon the conversion of notes and (ii) 3,108,381 shares issuable upon the exercise of warrants that are currently convertible or exercisable within 60 days of May 15, 2017. Includes 5,590,791 Common Shares and shares issuable upon exercise of warrants beneficially owned by Bezalel Partners, LLC over which Mr. Stefansky has sole voting and dispositive power.
(3)	Includes 2,290,386 shares issuable upon the exercise of warrants that are currently exercisable within 60 days of May 15, 2017.
(4)	Includes (i) 697,248 shares held by Rocpart Inc. ("Rocpart") over which Mr. Kaplan, as President of Rocpart has sole voting and dispositive power and (ii) 5,476,772 shares held by Rocfrim over which Mr. Kaplan has sole voting and dispositive power.
(5)	Jesse Kaplan, President of Rocfrim has sole voting and dispositive power over shares held by Rocfrim.
(6)	Sruli Weinrib, Vice President of Plazacorp has sole voting and dispositive power over shares held by Plazacorp.
(7)	Includes 2,290,386 shares issuable upon the exercise of warrants that are currently exercisable within 60 days of May 15, 2017.

The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders. Each of the above listed securities entitles the holder to one vote at our company’s shareholder meetings.

Changes in Percentage Ownership by Major Shareholders

As of May 15, 2017, Mr. Woodrow, a founder of the Company, beneficially owned 19,777,338 Common Shares, or 25.72%, of our then outstanding Common Shares.

As of March 10, 2016, Mr. Woodrow beneficially owned 19,777,241 Common Shares, or 63.24%, of our then outstanding Common Shares.

As of May 15, 2017, Romena Holdings Inc. beneficially owned 5,000,000 Common Shares, or 6.5%, of our then outstanding Common Shares. Leopold Grunwald, our former director and one of the founders of the Company, is director of Romema Holdings Inc. and has sole voting and dispositive power over shares held by Romema Holdings Inc.

As of March 10, 2016, Romena Holdings Inc. beneficially owned 5,000,000 Common Shares, or 17.81%, of our then outstanding Common Shares.

As of May 15, 2017, Rocfrim Inc. beneficially owned 7,449,646 Common Shares, or 9.6%, of our then outstanding Common Shares.

As of March 10, 2016, Rocfrim Inc. beneficially owned 5,476,772 Common Shares, or 16.32% of our then outstanding Common Shares.

As of May 15, 2017, Plazacorp Investments Limited beneficially owned 7,567,951 Common Shares, or 9.84%, of our then outstanding Common Shares.

As of March 10, 2016, Plazacorp Investments Limited beneficially owned 5,476,772 Common Shares, or 16.32% of our then outstanding Common Shares.

As of May 15, 2017, David Stefansky beneficially owned 7,567,951 Common Shares, or 9.84%, of our then outstanding Common Shares. Includes 5,590,791 Common Shares and shares issuable upon exercise of warrants beneficially owned by Bezalel Partners, LLC over which Mr. Stefansky has sole voting and dispositive power.

As of March 10, 2016, David Stefansky beneficially owned 7,546,781 Common Shares, or 9.81% of our then outstanding Common Shares.

Shares Held in the United States

The following table indicates, as of May 15, 2017, the total number of Common Shares issued and outstanding, the approximate total number of holders of record of common shares, the number of holders of record of common shares with U.S. addresses, the portion of the outstanding common shares held by U.S. holders of record, and the percentage of common shares held by U.S. holders of record. This table does not indicate beneficial ownership of common shares.

Total Number of Holders of Record	Total Number of Common Shares Issued and Outstanding	Number of US Holders of Record	Number of Common Shares Held by US Holders of Record	Percentage of Common Shares Held by US Holders of Record
61	76,898,252	24	47,730,085	39.36%

Change of Control

As of May 15, 2017, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.	Related Party Transactions

Other than the transactions described below, since January 1, 2016, we entered into related party transactions as follows:

•	We have entered into employment contracts with each of our officers (see Item 6).
•	On February 1, 2016, we entered into the Artimetrix Service Agreement with Artimetrix. Mr. Goyette, our Chief Technology Officer, is the President of Artimetrix. The term of the agreement is from February 1, 2016 to April 31, 2016, and may be terminated by either party on one month's prior written notice. Under the agreement, we paid Artimetrix a total of Cdn$69,187 for its services.
•	On November 14, 2016, we entered into a definitive securities purchase agreement to sell up to $1,500,026 of convertible promissory notes and warrants in multiple closings in a private placement. Each of Bezalel Partners, LLC (an entity over which Mr. Stefansky holds sole control), Rocfrim, Inc. and Plazacorp Investments Limited participated in the private placement committed to fund a total of $185,718 per such investor. As of May 15, 2017, Bazalel Partners, LLC has purchased convertible promissory notes in an aggregate principal amount of $55,358, Rocfrim, Inc. has purchased convertible promissory notes in an aggregate principal amount of $48,897 and Plazacorp Investments Limited has purchased convertible promissory notes in an aggregate principal amount of $49,779.

C.	Interests of Experts and Council

Not applicable

ITEM 8. FINANCIAL INFORMATION

A.	Statements and Other Financial Statements

Financial Statements

The financial statements filed as part of this annual report are filed under Item 18.

Legal Proceedings

The directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Dividend Policy

We have not paid any dividends on our Common Shares.  We anticipate that, for the foreseeable future, we will retain any future earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends for at least the next several years. We may pay dividends on our common shares in the future if we generate profits and in accordance with the Business Corporations Act (Ontario).  Any decision to pay dividends on common shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

B.	Significant Changes

Except as otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since December 31, 2016.

ITEM 9. THE OFFER AND LISTING

A.	Offering and Listing Details

Our Common Shares have commented trading on the OTCQB Venture Market under the symbol EHVVF on November 21, 2016. Prior to that, there was no established market for our Common Shares. The last reported sales price of our Common Shares on May 12, 2017 on the OTCQB Venture Market was $0.2544.  The following table sets forth the high and low per share sales prices for our Common Shares on the OTCQB Venture Market, for the periods indicated.

Annual Stock Information

OTCQB
	High	Low
2016	0.50	0.01

Quarterly Stock Information

	High	Low

2016
Fourth Quarter	$0.50	$0.01

2017
First Quarter	$0.50	$0.2544

Monthly Stock Information

Month	High	Low

December 2016	$0.40	$0.01
January 2017	$0.50	$0.50
February 2017	$0.50	$0.45
March 2017	$0.50	$0.48
April 2017	$0.48	$0.25
Through May 12, 2017	$0.25	$0.25

B.	Plan of Distribution

Not applicable

C.	Markets

Our Common Shares are traded/quoted on the OTCQB Venture Market under the symbol “EHVVF”.

D.	Selling Shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the Issue

Not applicable

ITEM 10.  ADDITIONAL INFORMATION

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

Articles of Continuance

We are governed by our amended articles of incorporation (the “Articles”) under the Business Corporations Act of Ontario (the “Act”) and by our by-laws (the “By-laws”). Our Articles provide that there are no restrictions on the business we may carry on or on the powers we may exercise. Companies incorporated under the Act are not required to include specific objects or purposes in their articles or by-laws.

Directors

Subject to certain exceptions, including in respect of voting on any resolution to approve a contract that relates primarily to the director’s remuneration, directors may not vote on resolutions to approve a material contract or material transaction if the director is a party to such contract or transaction. The directors are entitled to remuneration as shall from time to time be determined by the Board of Directors with no requirement for a quorum of independent directors. The directors have the ability under the Act to exercise our borrowing power, without authorization of the shareholders. The Act permits shareholders to restrict this authority through a company’s articles or by-laws (or through a unanimous shareholder agreement), but no such restrictions are in place for us. Our Articles and By-laws do not require directors to hold shares for qualification.

Rights, Preferences and Dividends Attaching to Shares

The holders of common shares have the right to receive dividends if and when declared. Each holder of common shares, as of the record date prior to a meeting, is entitled to attend and to cast one vote for each common share held as of such record date at such annual and/or special meeting, including with respect to the election or re-election of directors. Subject to the provisions of our By-laws, all directors may, if still qualified to serve as directors, stand for re-election. The numbers of our Board of Directors are not replaced at staggered intervals but are elected annually.

On a distribution of assets on a winding-up, dissolution or other return of capital (subject to certain exceptions) the holders of common shares shall have a right to receive their pro rata share of such distribution. There are no sinking fund or redemption provisions in respect of the common shares. Our shareholders have no liability to further capital calls as all shares issued and outstanding are fully paid and non-assessable.

No other classes of shares are currently permitted to be issued.

Action Necessary to Change the Rights of Shareholders

The rights attaching to the different classes of shares may be varied by special resolution passed at a meeting of that class’s shareholders.

Annual and Special Meetings of Shareholders

Under the Act and our By-laws, we are required to mail a Notice of Meeting and Management Information Circular to registered shareholders not less than 21 days and not more than 50 days prior to the date of the meeting. Such materials must be filed concurrently with the applicable securities regulatory authorities in Canada and the US  Subject to certain provisions of the By-laws, a quorum of two or more shareholders in person or represented by proxy holding or representing by proxy not less than five (5%) percent of the total number of issued and outstanding shares enjoying voting rights at such meeting is required to properly constitute a meeting of shareholders.  Shareholders and their duly appointed proxies and corporate representatives are entitled to be admitted to our annual and/or special meetings.

Limitations on the Rights to Own Shares

The Articles do not contain any limitations on the rights to own shares. Except as described below, there are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held. There are also no such limitations imposed by the Articles and By-laws with respect to our common shares.

Disclosure of Share Ownership

In general, under applicable securities regulation in Canada, a person or company who beneficially owns, directly or indirectly, voting securities of an issuer or who exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities is an insider and must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider. The report must disclose any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. Additionally, securities regulation in Canada provides for the filing of a report by an insider of a reporting issuer whose holdings change, which report must be filed within 10 days from the day on which the change takes place.

The rules in the US governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of more than 5% of a class of an equity security registered under Section 12 of the Exchange Act.  In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

Other Provisions of Articles and By-laws

There are no provisions in the Articles or By-laws:

•	delaying or prohibiting a change in control of our company that operate only with respect to a merger, acquisition or corporate restructuring;

•	discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares;

•	requiring disclosure of share ownership; or

•	governing changes in capital, where such provisions are more stringent than those required by law.

C.	Material Contracts

We have employment contracts with our chief executive officer and our chief technology officer as summarized in Item 6B.

On January 20, 2017, we signed a sublease of our office space in Oakville, Ontario, for a period of nine months, commencing on February 1, 2017 and expiring on October 30, 2017. The total monthly payment under the sublease is $4,273.18.

On December 13, 2016, we entered into an agreement with MHS, pursuant to which MHS granted us the non-exclusive license to use certain test materials published by MHS for inclusion and integration into our mental health informatics platform and distribution in North America and to create output reports for the completed tests. We are to pay MHS 70% of net sales of all copies of the test published by us. The initial term of the agreement is three years. The agreement may be terminated by either party upon delivery of written notice of termination to the other party, in the event that the other party fails to comply with any term or condition of the agreement and such non-compliance is not cured within the 60 day period following written notice thereof given by the non-defaulting party to the defaulting party.

On November 1, 2016, we entered into an agreement with Tiberand Strategic Advisors for exclusive public relations services. The term of the agreement is 12 months, which will automatically renew for additional one-year terms unless either party notifies its intention not to renew with 60 days’ notice. The total monthly cost is $9,350 per month prior to the listing of our securities on the NASDAQ Stock Market or $12,100 per month following the listing of our securities on the NASDAQ Stock Market.

D.	Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of our securities, except as discussed below in Section E,  Taxation .

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in our organizational documents on the right of foreigners to hold or vote securities of our company, except that the Investment Canada Act (the “Investment Canada Act”) may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of our Company by a “non-Canadian.”

Investment Canada Act

Under the Investment Canada Act, transactions exceeding certain financial thresholds, and which involve the acquisition of control of a Canadian business by a non-Canadian, are subject to review and cannot be implemented unless the Minister of Industry and/or, in the case of a Canadian business engaged in cultural activities, the Minister of Canadian Heritage, are satisfied that the transaction is likely to be of “net benefit to Canada”. If a transaction is subject to review (a “Reviewable Transaction”), an application for review must be filed with the Investment Review Division of Industry Canada and/or the Department of Canadian Heritage prior to the implementation of the Reviewable Transaction. The responsible Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada taking into account, among other things, certain factors specified in the Investment Canada Act and any written undertakings that may have been given by the applicant. The Investment Canada Act contemplates an initial review period of up to 45 days after filing; however, if the responsible Minister has not completed the review by that date, the Minister may unilaterally extend the review period by up to 30 days (or such longer period as may be agreed to by the applicant and the Minister) to permit completion of the review. Direct acquisitions of control of most Canadian businesses by or from World Trade Organization (“WTO”) investors are reviewable under the Investment Canada Act only if, in the case of an acquisition of voting securities, the value of the worldwide assets of the Canadian business or, in the case of an acquisition of substantially all the assets of a Canadian business, the value of those assets exceed C$295 million for the year 2008 (this figure is adjusted annually to reflect inflation). Indirect acquisitions (e.g., an acquisition of a US corporation with a Canadian subsidiary) of control of such businesses by or from WTO investors are not subject to review, regardless of the value of the Canadian businesses’ assets. Significantly lower review thresholds apply where neither the investor nor the Canadian business is WTO investor controlled or where the Canadian business is engaged in uranium mining, certain cultural businesses, financial services or transportation services.

Even if the transaction is not reviewable because it does not meet or exceed the applicable financial threshold, the non-Canadian investor must still give notice to Industry Canada and, in the case of a Canadian business engaged in cultural activities, Canadian Heritage, of its acquisition of control of a Canadian business within 30 days of its implementation.

Competition Act

The Competition Act (Canada) (the “Competition Act”) requires that a pre-merger notification filing be submitted to the Commissioner of Competition (the “Commissioner”) in respect of proposed transactions that exceed certain financial and other thresholds. If a proposed transaction is subject to pre-merger notification, a pre-merger notification filing must be submitted to the Commissioner and a waiting period must expire or be waived by the Commissioner before the transaction may be completed. The parties to a proposed transaction may choose to submit either a short-form filing (in respect of which there is a 14-day statutory waiting period) or a long-form filing (in respect of which there is a 42-day statutory waiting period). However, where the parties choose to submit a short-form filing, the Commissioner may, within 14 days, require that the parties submit a long-form filing, in which case the proposed transaction generally may not be completed until 42 days after the long-form filing is submitted by the parties.

The Commissioner may, upon request, issue an advance ruling certificate (“ARC”) in respect of a proposed transaction where she is satisfied that she would not have sufficient grounds on which to apply to the Competition Tribunal for an order under the merger provisions of the Competition Act. If the Commissioner issues an ARC in respect of a proposed transaction, the transaction is exempt from the pre-merger notification provisions. In addition, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued.

If the Commissioner is unwilling to issue an ARC, she may nevertheless issue a “no action” letter waiving notification and confirming that she is of the view that grounds do not then exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the proposed transaction, while preserving, during the three years following completion of the proposed transaction, her authority to initiate proceedings should circumstances change.

Regardless of whether pre-merger notification is required, the Commissioner may apply to the Competition Tribunal (a special purpose tribunal) for an order under the merger provisions of the Competition Act. If the Competition Tribunal finds that the transaction is or is likely to prevent or lessen competition substantially, it may order that the parties not proceed with the transaction or part of it or, in the event that the transaction has already been completed, order its dissolution or the disposition of some of the assets or shares involved. In addition, the Competition Tribunal may, with the consent of the person against whom the order is directed and the Commissioner, order that person to take any other action as is deemed necessary to remedy any substantial lessening or prevention of competition that the Competition Tribunal determines would or would likely result from the transaction.

E.	Taxation

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participants). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Common Shares.

Passive Foreign Investment Company Rules

PFIC Status of the Company

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of Common Shares. The Company may be a PFIC for its current tax year and subsequent tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “PFIC income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a ’’Subsidiary PFIC’’), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns Common Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any “excess distribution” received on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on Common Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares. The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the rules of Section 1291 discussed above with respect to its Common Shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Common Shares are “regularly traded” as described in the preceding sentence, the Common Shares are expected to be marketable stock. However, each U.S. Holder should consult its own tax advisor in this regard.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares for which the Company is a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

General Rules Applicable to the Ownership and Disposition of Common Shares

The following discussion describes the general rules applicable to the ownership and disposition of the Common Shares but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current and accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction.” Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. A U.S. Holder’s tax basis in Common Shares generally will be such holder’s U.S. dollar cost for such Common Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on the Common Shares and net gains from the disposition of the Common Shares. Further, excess distributions treated as dividends, gains treated as excess distributions under the PFIC rules discussed above, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, that distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of Common Shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in the Common Shares excluding QEF basis adjustments.

Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in controlled foreign corporations and QEFs held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the Common Shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

F.	Dividends and Paying Agents

Not applicable

G.	Statements by Experts

Not applicable

H.	Documents on Display

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) (http://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

We “incorporate by reference” information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Form 20-F and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this Form 20-F.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this annual report has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address Prateek Dwivedi, Chief Executive Officer, 2020 Winston Park Drive, Suite 201, Oakville, Ontario, Canada L6H 6X7, +1(905)362-1499, info@ehave.com

I.	Subsidiary Information

Not applicable.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Currency Risk

We operate primarily in Canada and the United States.  Therefore, we are exposed to foreign currency risk associated with our expenses outside of Canada.  We do not use financial derivative instruments to manage this market risk.

Interest Rate Risk

None of the Company’s long-term debt contain interest rate provisions that may be subject to fluctuations in market interest rates. As such, the Company does not have significant interest rate risk or has entered into any financial instruments to mitigate such risk.

We do not use financial instruments for trading purposes and are not parties to any leverage derivatives.  We do not currently engage in hedging transactions.  See “Currency and Exchange Rates” and Item 4 – “Information on the Company”.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A.	Modification of Instruments Defining Rights of Security Holders

None

B.	Modification or Issuance of Other Class of Securities

None

C.	Withdrawal or Substitution of Security

None

D.	Change of Trustee or Paying Agent

None

E.	Use of Proceeds

On April 4, 2016, the Registration Statement on Form F-1 (File No. 333-207107) for our Common Shares and five-year warrants to purchase Common Shares was declared effective by the SEC, pursuant to which we sold an aggregate of 8,086,796 Common Shares and accompanying warrants to purchase an aggregate of 8,086,796 Common Shares at an exercise price of $0.0818, at a public offering price of $0.0409 per Common Share and the accompanying warrant, for aggregate gross proceeds of $330,750. The offering commenced on April 4, 2016, and was terminated on July 3, 2016. The prospectus registered the Common Shares and the warrants to purchase Common Shares for an offering of a minimum of 6,112,470 and a maximum of 11,002,445 Common Shares and the warrants to purchase a minimum of 6,112,470 and a maximum of 11,002,445 Common Shares, and the offering was terminated before the maximum number of registered securities was sold. We received net proceeds from this offering of approximately $319,420, after deducting approximately $11,329 of offering expenses. None of these expenses consisted of payments made by us to directors, officers or persons owning 10% or more of our common stock or to their associates, or to our affiliates.

As of December 31, 2016, all of net proceeds from the offering had been used, of which approximately $145,000 was used for software development, $165,000 was used for salaries and payroll expenses, and $10,000 was used for professional fees. Included in these payments was $79,300 of salaries paid to Mr. Woodrow, a director and our chief financial officer, $10,000 paid to Mr. Dwivedi, our chief executive officer, and $6,000 to Mr. Goyette, our chief technology officer. Additionally, software development payments include $31,100 paid to Mr. Dwivedi and $27,000 paid to Mr. Goyette.

The Registration Statement on Form F-1 included a prospectus to be used in connection with the potential resale by certain selling stockholders of up to an aggregate of 11,393,642 Common Shares issuable upon conversion of certain of our outstanding convertible notes and 11,393,642 Common Shares issuable upon the exercise of certain five-year warrants. We did not receive any proceeds from the sale by selling stockholders of Common Shares registered on the Registration Statement on Form F-1.

ITEM 15.  CONTROLS AND PROCEDURES

A.	Evaluation of Disclosures and Procedures

It is the conclusion of our Chief Executive Officer and Chief Financial Officer that our Company’s disclosure controls and procedures (as defined in Exchange Act rules 13a-15(e) and 15d-15(e)), based on their evaluation of these controls and procedures as of the end of the period covered by this annual report, are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firms

This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

D.	Changes in Internal Controls over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period that is covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16 .  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that each of the Audit Committee members, Mr. Woodrow, and two outside, independent directors, Mr. Stefano and Mr. Levy. Mr. Woodrow is a financial expert and is not independent either under the Rule 5605(d)(2) of the NASDAQ Capital Market or Rule 10A-3 of the Exchange Act.

ITEM 16B.  CODE OF ETHICS

Our board of directors has adopted a Code of Conduct for all Company personnel, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  A copy of this Code of Conduct may be found on our website at http://www.ehve.com.

There were no amendments to our Code of Conduct during the fiscal year ended December 31, 2016. We did not grant any waivers to the provisions of our Code of Conduct during the fiscal year ended December 31, 2016.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and Services

During the financial years ended December 31, 2016, and 2015, Turner Stone and Company, L.L.P. received the following fees:

	2016	2015
Item	$	$
Audit fees	28,150	18,060
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	28,150	18,060

Audit Fees

Audit fees were for professional services rendered by Turner Stone and Company for the audit of our annual financial statements and services provided in connection with statutory and regulatory filings or engagements, accounting consultations and subscription to on-line accounting services.

Audit-related Fees

Audit-related fees are the aggregate fees billed for assurance and related services by Turner Stone and Company that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit Fees.

Tax Fees

Tax fees are the aggregate fees billed for professional services rendered by Turner Stone and Company for tax compliance, tax advice, and tax planning.

All Other Fees

Other fees are for products and services other than those described under the headings Audit Fees, Audit-Related Fees and Tax Fees above.

The Audit Committee pre-approves all audit services to be provided to us by our independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee or by the Chair of the Audit Committee, who must report all such pre-approvals to the Audit Committee at their next meeting following the granting thereof. Non-audit services that are prohibited to be provided to us by our independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee or the Chair, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

None.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

None.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

Not applicable.

ITEM 18 FINANCIAL STATEMENTS

The financial statements appear on pages F-1 through F-13.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this annual report:

Exhibit Number	Description

1.1	Articles of Incorporation (1)
1.2	Articles of Amendment to the Articles of Incorporation dated November 30, 2011 (2)
1.3	Articles of Amendment to the Articles of Incorporation dated May 13, 2015 (3)
1.4	Articles of Amendment to the Articles of Incorporation dated June 26, 2015 (4)
1.5	Articles of Amendment to the Articles of Incorporation dated November 4, 2015 (5)
1.6	Bylaws No. 2 (6)
4.1	Form of Convertible Loan Agreement (7)
4.2	Securities Purchase Agreement, dated July 7, 2015, between the Company and the purchasers identified therein (8)
4.3	Form of Secured Convertible Note, dated July 7, 2015 (9)
4.4	Form of Common Stock Purchase Warrant, dated July 7, 2015 (10)
4.5	Form of Lock Up Agreement (11)
4.6	License Agreement, dated April 24, 2015, between the Company and The Governing Counsel of the University of Toronto (12)
4.7	Form of Subscription Agreement (13)
4.8	Office Suite License and Services Agreement, effective November 1, 2015, between iQ Univeristy LP and the Company (14)
4.9	Form of Warrant sold in the registered public offering (15)
4.10	Services Agreement, dated February 1, 2016 with Artimetrix Software Inc. (16)
4.11	Consulting Agreement, dated August 3, 2015 with 8121346 Canada Inc. (17)
4.12	Amendment to Consulting Agreement, dated February 1, 2016 with 8121346 Canada Inc. (18)
4.13	Master Services Agreement, dated December 8, 2015 with Blog Inc LLC (dba Cress & Company) (19)
4.14*	Executive Employment Agreement, dated July 25, 2016, between the Company and its President and CEO, Prateek Dwivedi
4.15*	Executive Employment Agreement, dated December 1, 2016, between the Company and its Chief Technology Officer, David Goyette
4.16*	Offer to Sublease, dated January 30, 2017, between the Company and Home Trust Company
4.17*	API Integration & Distribution Agreement dated December 13, 201,6 between the Company and MHS
4.18*	Letter of Agreement, dated November 1, 2017, between the Company and Tiberend Strategic Advisors, Inc.
4.19*	Stock Option Plan, approved on January 12, 2017, at the Annual and Special Meeting of Shareholders
4.20	Note and Warrant Purchase Agreement, dated as of November 14, 2016 (20)

4.21	Form of Convertible Promissory Note (21)
12.1*	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certificate of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS‡	XBRL Instance Document
101.SCH‡	XBRL Taxonomy Extension Schema Document
101.CAL‡	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF‡	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB‡	XBRL Taxonomy Extension Label Linkbase Document
101.PRE‡	XBRL Taxonomy Extension Presentation Linkbase Document

*Filed herewith

‡ To be filed by amendment.

(1)	Incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(2)	Incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(3)	Incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(4)	Incorporated by reference to Exhibit 3.4 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(5)	Incorporated by reference to Exhibit 3.6 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(6)	Incorporated by reference to Exhibit 3.5 to the Form 6-K filed with the SEC on January 12, 2017.
(7)	Incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 24, 2015.
(8)	Incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 24, 2015.
(9)	Incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 24, 2015.
(10)	Incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 24, 2015.
(11)	Incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 24, 2015.
(12)	Incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(13)	Incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-1/A filed with the SEC on December 18, 2015.
(14)	Incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(15)	Incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-1/A filed with the SEC on December 18, 2015.
(16)	Incorporated by reference to Exhibit 10.24 to the Company’s Registration Statement on Form F-1/A filed with the SEC on March 11, 2016.
(17)	Incorporated by reference to Exhibit 10.25 to the Company’s Registration Statement on Form F-1/A filed with the SEC on March 11, 2016.
(18)	Incorporated by reference to Exhibit 10.26 to the Company’s Registration Statement on Form F-1/A filed with the SEC on March 11, 2016.
(19)	Incorporated by reference to Exhibit 10.27 to the Company’s Registration Statement on Form F-1/A filed with the SEC on March 11, 2016.
(20)	Incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the SEC on November 23, 2016.
(21)	Incorporated by reference to Exhibit 99.2 to the Form 6-K filed with the SEC on November 23, 2016.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 16, 2017

EHAVE, INC.

/s/ Prateek Dwivedi	/s/ Scott Leonard Woodrow
Prateek Dwivedi	Scott Leonard Woodrow
Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

EHAVE, Inc.

Toronto, Ontario

We have audited the accompanying balance sheets of EHAVE, Inc. (the “Company”), as of December 31, 2016 and 2015, and the related statements of operations and other comprehensive income, stockholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EHAVE, Inc. as of December 31, 2016 and 2015, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company requires a substantial amount of additional financing to fund research and development and to continue operations, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Turner, Stone & Company, L.L.P.

Certified Public Accountants

Dallas, Texas

May 16, 2017

EHAVE, INC.

BALANCE SHEETS

December 31, 2016 and December 31, 2015

	2016	2015
	$	$
ASSETS
Current Assets
Cash	6,781	15,131
Other receivables	28,444	13,169
Prepaid expenses	13,155	5,913
Refundable taxes receivable (Note 8)	-	104,782
Total current assets	48,380	138,995
TOTAL ASSETS	48,380	138,995

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts payable	357,593	111,881
Current portion of Convertible notes (Notes 4 and 5)	325,000	-
Accrued interest on convertible notes	24,085	6,231
Total current liabilities	706,678	118,112
Long term liabilities
Development grant	167,573	162,563
Convertible notes (Notes 4 and 5)	366,089	325,000
Total long term liabilities	533,662	487,563
Total Liabilities	1,240,340	605,675
Commitments (Note 9)

Stockholders’ Deficit

Common stock, no par value, unlimited authorized, 44,359,162 issued and outstanding (2015 – 28,072,366 issued and outstanding)	913,403	546,948
Additional paid in capital (Note 6)	582,825	207,784
Accumulated deficit	(2,847,511)	(1,345,307)
Accumulated other comprehensive income	159,323	123,895
Total stockholders’ deficit	(1,191,960)	(466,680)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	48,380	138,995

The accompanying notes are an integral part of these financial statements.

EHAVE, INC.

STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	For the years ended December 31,
	2016	2015
	$	$

Revenue	-	-

Operating Expenses
Salaries	365,824	192,783
Rent	35,328	17,290
Professional fees	378,156	203,242
Insurance	5,110	8,602
Travel	30,608	3,577
Communications	108,175	-
Software development	221,688	37,014
General and administrative	39,393	28,600
Total operating expenses	1,184,282	491,108
Operating Loss	(1,184,282)	(491,108)

Other expenses
Warrant expense	(301,606)	(207,784)
Interest and bank charges, net	(1,175)	(494)
Interest on convertible notes	(19,186)	(6,231)
Total other expenses	(321,967)	(214,509)
Loss before taxes	(1,506,249)	(705,617)
Less: Refundable taxes	4,045	104,782
Net loss	(1,502,204)	(600,835)
Other Comprehensive income
Foreign exchange translation adjustment	35,428	27,374
Total other comprehensive income	35,428	27,374
Comprehensive loss	(1,466,776)	(573,461)

Weighted average shares used to compute net loss per share	32,144,065	22,433,195
Net loss per share	$(0.05)	$(0.03)

The accompanying notes are an integral part of these financial statements.

EHAVE, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED

DECEMBER 31, 2016 AND 2015

	2016	2015
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(1,502,204)	(600,835)
Adjustments to reconcile net loss to net cash used in operating activities:
Warrant expense	301,606	207,784
Stock options expense	73,435	-
Changes in operating assets and liabilities:
Other receivables	(15,070)	(9,120)
Prepaid expenses	(7,155)	(2,346)
Accounts payable	261,569	(24,523)
Accrued interest on convertible notes	17,854	7,968
Advances to related parties	-	7,957
Refundable taxes receivable	109,470	61,078
Net cash used in operating activities	(760,495)	(352,037)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from convertible notes	400,357	325,000
Proceeds from sale of common stock	366,455	41,630
Net cash provided by financing activities	766,812	366,630

CASH FLOWS FROM INVESTING ACTIVITIES	-	-

Effect of exchange rate on cash	(14,667)	(58)

Net increase (decrease) in cash	(8,350)	14,535
Cash, beginning of year	15,131	596
Cash, end of year	6,781	15,131

Supplemental cash flow data
Non-cash financing activity
Conversion of convertible notes	-	483,768
Warrant expense	390,713	207,784

The accompanying notes are an integral part of these financial statements.

EHAVE, INC.

STATEMENT OF STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	Common stock		Additional Paid in	Accumulated	Accumulated Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Deficit	Income	deficit
		$	$	$	$	$

Balance December 31, 2014	13,965,424	21,550		(744,472)	96,521	(626,401)

Issuance of shares for cash	930,848	41,630				41,630
Conversion of debenture	13,176,094	483,768				483,768
Warrants issued (Note 6)			207,784			207,784
Net loss				(600,835)		(600,835)
Foreign exchange translation					27,374	27,374
Balance December 31, 2015	28,072,366	546,948	207,784	(1,345,307)	123,895	(466,680)

Issuance of shares for cash	16,286,796	366,455				366,455
Warrants and stock options issued (Note 6)			375,041			375,041
Net loss				(1,502,204)		(1,502,204)
Foreign exchange translation					35,428	35,428
Balance December 31, 2016	44,359,162	$913,403	$582,825	$(2,847,511)	$159,323	$(1,191,960)

The accompanying notes are an integral part of these financial statements.

EHAVE, INC.

NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization and General Description of Business

EHAVE, Inc. (formerly known as “Behavioural Neurological Applications and Solutions or 2304101 Ontario Inc.”) (“We” or “the Company”), was incorporated under the laws of the Province of Ontario, Canada on October 31, 2011.

The Company is a healthcare company developing digital tools dedicated to the lives of adults and children suffering from mental illness. Our product focus is based on three tiers of activities: (1) MegaTeam clinically validated digital assessment and rehabilitation software that is engaging for the patient (2) Adaptation of third-party clinically validated digital assessment and rehabilitation software for enhanced patient engagement and data modeling (3) Ehave Connect, the Company’s advanced mental health informatics and digital application delivery platform. The Company intends to provide technology solutions to clinicians, patients, researchers, pharmaceutical companies, and payors.

B.  Basis of Presentation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in U.S. dollars.  The Company’s fiscal year end is December 31.

The Company qualifies as an “emerging growth company” as defined in Section 101 of the Jumpstart our Business Startups Act (“JOBS Act”) as the Company does not have more than $1,000,000,000 in annual gross revenue and did not have such amount as of December 31, 2016, its last fiscal year. The Company has elected to take advantage of the extended transition period provided in Section 102(b)(1) of the JOBS Act for complying with new or revised accounting standards.

Revenue Recognition

The following criteria must be met in determining whether revenue may be recorded: (1) persuasive evidence of a contract exists; (2) software has been delivered and/or services have been provided; (3) the price is fixed or determinable; and (4) collection is reasonably assured.

Revenue is recorded as the software is delivered and/or services are provided based on the relative fair value of each element. Unbilled receivables are created when services are performed or software is delivered and revenue is recognized in advance of billings. Deferred revenue is created when billing occurs in advance of performing services or when all revenue recognition criteria have not been met.

The Company generates revenue from the following sources: (1) Software revenue, (2) Software as a Service [“SaaS”], and (3) Services revenue.

Software Revenue: The Company’s software revenue is comprised of traditional software license fees, maintenance and support fees, and fees from the resale of third-party software licenses. These software license fees include term licenses, perpetual licenses and rental fees. Maintenance and support are generally offered under annual or multi-year terms and are billed either monthly or annually in advance. The Company’s maintenance and support provides customers with periodic technology updates and interactive support related to our software. Maintenance and support revenue is recognized ratably over the stated term.

Services Revenue: The Company’s services offerings help customers to install, optimize and integrate the Company’s software into their computing environment. For fixed-fee professional services contracts, revenue is recorded based upon proportional performance, measured by the actual number of hours incurred divided by the total estimated number of hours for the project. Changes in the estimated costs or hours to complete the contract, and losses, if any, are reflected in the period during which the change or loss becomes known. The Company also provides professional services on a time and materials basis, recognized monthly based upon hours incurred to date. In all cases, contract milestones, project risk profile and refund provisions are taken into consideration.

Foreign Currency Translation

The functional currency of the Company’s foreign operations is generally the local currency of the country in which the operation is located. All assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet date. Revenue and expenses are translated using average exchange rates during the period. Increases and decreases in net assets resulting from currency translation are reflected in stockholders’ deficit as a component of accumulated other comprehensive income.

Software Products and Research and Development

Software development costs are expensed as incurred and consist primarily of design and development costs of new products, and significant enhancements to existing products incurred before the establishment of technological feasibility. Costs incurred subsequent to technological feasibility of new and enhanced products, costs incurred to purchase or to create and implement internal-use software, and software obtained through business acquisitions are capitalized. Such costs are amortized over the estimated useful lives of the related products, using the straight-line method.

Income Taxes

Income tax expense is based on income before income taxes, and is accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded when it is more likely than not that a deferred tax asset will not be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Considerable judgment is required in assessing and estimating these amounts and the difference between the actual outcome of these future tax consequences and the estimates made could have a material impact on the operating results. To the extent that new information becomes available which causes the Company to change its judgment regarding the adequacy of existing tax liabilities, such changes to tax liabilities will impact income tax expense in the period in which such determination is made. The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

The Company makes claims for Scientific Research and Experimental Development (“SRED”) expenditures which are included in refundable taxes receivable. Judgment is required in the determination of qualifying expenses. The final determination of qualifying expenses is not known until acceptance by tax authorities. The Company’s SRED credits are recorded in the financial statements after review of the relevant accounting pronouncements and recorded as refundable taxes receivable once the determination of the expected SRED credits are reasonably assured. See Note 8.

Cost of Sales and Direct Operating Expenses

Cost of sales and direct operating expenses represents the cost of providing the Company’s software and services offerings to customers and excludes depreciation, amortization and the cost of maintenance.

Net Loss per Common Share, basic

The Company has adopted Accounting Standards Codification (“ASC”) subtopic 260-10, Earnings Per Share (“ASC 260-10”) specifying the computation, presentation and disclosure requirements of earnings per share (EPS) information. Basic EPS includes no dilution and is computed by dividing income or loss by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings or losses of the entity. The Company had options to purchase 2,217,958 (2015- 8,200,000) common shares outstanding for the year December 31, 2016. Additionally, warrants to purchase 12,064,140 (2015- 7,946,210) common shares of the Company have been issued. Since these options and warrants would be anti-dilutive, no fully diluted earnings per share is presented.

Recent Pronouncements

During the years December 31, 2016 and 2015 and through May 16, 2017 there were several new accounting pronouncements issued by the Financial Accounting Standards Board (FASB). Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s financial statements.

C. Risks and Uncertainties

Business Risk

The Company is in its early stages and relies on third-party contractors for the research and development activities related to its products. Should the agreements with the Company’s contractors terminate, the Company may experience disruption in its research and development activities until such time when replacements can be contracted or hired.

Foreign Currency Risk

The Company is exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar. The Company’s continued financing activities are primarily in United States dollars while the Company’s expenditures are primarily in Canadian dollars. Should the exchange rate between the Canadian dollar and the United States dollar fluctuate, the Company may be exposed to resource constraints.

2.  GOING CONCERN

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted accounting principles in the United States, which contemplate the continuation of the Company as a going concern. The Company reported an accumulated deficit of $2,847,511 at December 31, 2016, and had a comprehensive loss of $1,466,776 for the year ended December 31, 2016.

In view of the matters described, there is substantial doubt as to the Company’s ability to continue as a going concern without a significant infusion of capital. At December 31, 2016, the Company had insufficient operating revenues and cash flows to meet its financial obligations. There can be no assurance that management will be successful in implementing its plans. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company raised $366,455 through a registered public offering and an additional $400,357 through private placements of for convertible notes during the year ended December 31, 2016. The note and warrant purchase agreement dated November 14, 2016, in the private placement provides for potential additional proceeds of up to $937,063, subject to certain conditions. If we receive the potential additional proceeds of up to $937,063, combined with the Company’s anticipated operating cash flows, the Company is expected to have sufficient cash flows to operate for at least the next 12 months. See Note 10. Notwithstanding the foregoing, the Company anticipates that it will have to raise additional capital to fund research and development and operations over the next 12 months. To the extent that the Company is required to raise additional funds and to cover costs of operations, the Company intends to do so through additional public or private offerings of debt or equity securities. There are no commitments or arrangements for other offerings in place, other than those described in Note 10, no guaranties that any other such financings would be forthcoming, or as to the terms of any such financings. Any future financing may involve substantial dilution to existing investors.

3.  FAIR VALUE MEASUREMENTS AND DISCLOSURES

ASC Topic 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Refundable taxes, accounts payable, development grant and convertible notes are all stated at book value due to the term and nature of such items.

4.  RELATED PARTY TRANSACTIONS

The Company paid a salary to Scott Woodrow, the former Chief Executive Officer and Director of the Company, of $236,525 for the year ended December 31, 2016 ($192,783 for the year ended December 31, 2015). The Company paid a salary to Prateek Dwivedi, the current Chief Executive Officer and a Director of the Company of $32,500 and consulting fees to a company in which he is the beneficial owner of $162,350 ($ nil and $35,582 for the year ended December 31, 2015). See Note 6-Stock Based Compensation for details of stock issuances to directors and officers for services rendered.

At December 31, 2016, Convertible Notes to related parties were as follows:

Related Party	Position	Amount
Jesse Kaplan	Director	$142,358
David Stefansky	Director	142,538
		$284,896

On January 12, 2017, Jesse Kaplan and David Stefansky resigned as Directors of the Company.

At December 31, 2015, Convertible Notes to related parties were as follows:

Related Party	Position	Amount
Jesse Kaplan	Director	$65,000
David Stefansky	Director	65,000
		$130,000

5.  CONVERTIBLE NOTES

During the year ended December 31, 2016, the Company received proceeds on convertible notes of $466,000 (2105 – $325,000). The convertible notes bear interest at a rate of 4% per annum and have maturity dates from July 7, 2017 to November 16, 2018. Interest is to be accrued January 1 and July 1 commencing January 1, 2016. The holders, at their option, may elect to receive interest in cash, common stock or a combination thereof. The notes are convertible into common stock of the Company at the option of the holder at a conversion price of $0.0409 per share being equal to 11,947,403 shares of common stock. Under the terms of the convertible note, the Company is required to have a “Go Public Event”. Under the provisions of the convertible note, the Go Public Event requires the Company’s common stock to be listed for trading or quoted on a Trading Market.

In connection with the purchase of convertible notes, holders of the convertible note were issued 11,393,643 Common Stock Purchase Warrants [“Warrants”], see Note 6.

The convertible notes are secured by a general security agreement on the Company’s assets. On February 2, 2017, the holders of convertible notes executed their conversion option of their convertible notes and exercised their warrants under the cashless exercise provision resulting in the issuance of 21,477,046 common shares effective as of that date.

On November 14, 2016, the Company entered into a convertible promissory note agreement with existing shareholders of the Company, for proceeds up to $1,500,000. The convertible promissory notes are convertible into the number of securities sold in the qualified offering equal to the aggregate amount of the principal and accrued and unpaid interest then outstanding under such note divided by the lower of (i) 80% of the price per equity security sold to investors in the qualified offering, and (ii) the quotient of $5,500,000 and the number of common shares outstanding immediately prior to the closing of a qualified offering.. Holders of the convertible promissory note shall receive warrant to purchase the number of common shares of the Company equal to the aggregate consideration funded by each lender prior to the qualified offering divided by the conversion price.. Common Stock Purchase Warrants shall have a strike price of 120% of the conversion price.

6. STOCK BASED COMPENSATION

Under the terms of the Company’s employment agreement with the Chief Executive Officer, Prateek Dwivedi, Mr. Dwivedi received a grant of stock options to purchase up to 2,808,359 shares of the Company’s common stock at a price of $$0.12 per share. The Option Shares vested at the date of issuance of November 21, 2016.

Summary Stock Compensation Table

The following table sets forth the Company’s paid or accrued stock compensation expense to its officers, directors, employees and contractors.

	Stock Awards	Stock Options Awards	Non-Vested Stock Awards	Securities Underlying Non-Vested Stock	Total
Year ended December 31, 2014	$-	$-	$-	-	$-
Year ended December 31, 2015	$-	$-	$-	-	$-
Year ended December 31, 2016	$-	$-	$-	2,808,359	$-

A Summary of the status of the Company’s option grants as of December 31, 2016 and 2015 and the changes during the periods then ended is presented below:

	Shares	Weighted- Average Exercise Price	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding December 31, 2014	8,200,000	$0	7.0	-
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding December 31, 2015	8,200,000	$-	6.0	$-
Granted	2,808,259	$0.12	5.0	-
Exercised	(8,200,000)	$0.00001	4.0	-
Forfeited	-	-	-	-
Outstanding December 31, 2016	2,808,359	$-	5.0	$-

The weighted average fair value at the grant date for options during the years ended December 31, 2016 and 2015 was estimated using the Black-Scholes option valuation model with the following inputs:

Average expected life in years	5
Average risk-free interest rate	5.00%
Average volatility	100%
Dividend yield	0%

Risk-free interest rates for the options were taken from the Daily Federal Yield Curve Rates on the grant dates for the expected life of the options as published by the Federal Reserve. The expected volatility was based on historical data and other relevant factors such as capital structure and the nature of the Company as a development stage company.

In calculating the expected life of stock options, the Company determines the amount of time from grant date to expected contractual term date for vested options. In developing the expected life assumption, all amounts of time are weighted by the number of underlying options.

A summary of the status of the Company’s vested and non-vested option grants at December 31, 2016 and the weighted average grant date fair value is presented below:

	Shares	Weighted Average Grant Date Fair Value per Share	Weighted Average Grant Date Fair Value
Vested	2,808,359	$0.12	$73,435
Non-vested	-	0.00	$0
Total	2,808,359	$0.12	$73,435

Warrants Issued

The following table reflects a summary of Common Stock warrants outstanding and warrant activity during 2016 and 2015:

	Number of warrants	Weighted Average Exercise Price	Weighted Average Term (Years)
Warrants outstanding at December 31, 2014	-	-	-
Granted during the year	7,946,210	0.0818	4.55
Exercised during the year	-	-	-
Forfeited during the year	-	-	-
Warrants outstanding at December 31, 2015	7,946,210	-	-
Granted during the year	12,645,476	$0.0818	4.55
Exercised during the year	-	-	-
Forfeited during the year	-	-	-
Warrants outstanding at December 31, 2016	20,591,686	$0.0818	4.55

The Common stock warrants expire in the years ended December 31 as follows:

Year	Amount
2016	-
2017	-
2018	-
2019	-
2020	7,946,210
2021	12,645,476
20,591,686

In the Company’s registered public offering in June 2016, purchases of 8,086,796 common shares were issued Warrants to purchase 8,086,796 common shares. The Warrants entitle the holder to purchase the Company’s common shares at a purchase price of $0.0818 per share for up to a period of five years from the date of issuance. After six months from the date of issuance, the holders of the Warrants, at their option, may exercise their warrants using a cashless exercise. An aggregate of Warrants to purchase11,393,643 common shares were issued in the registered public offering. The value of Warrant expense recognized during the year ended December 31, 2016, was $492,111 (2015 - $ 207,784).

The Company estimates the fair value of stock-based payments using the Black-Scholes pricing model with the following inputs:

Average expected life in years	5.0
Average risk-free interest rate	5.0%
Average volatility	100%
Dividend yield	0%

7.  DEVELOPMENT GRANT

On June 7, 2012, the Company entered into a project funding agreement with the Canada-Israel Research and Development Foundation (“CIIRDF”). The purpose of the grant was to fund the Company’s activities related to the development of a cognitive assessment and treatment platform for childhood attention deficit disorder and attention hyperactivity disorder (the “Development”). Under the terms of the grant, CIIRDF would fund up to CDN$300,000 of development activities related to the Development. The grant is repayable to CIIRDF based on 2.5% of annual gross sales related to products developed from the Development. The Company received CDN$225,000 from CIIRDF to fund the Development. The amount presented in these financial is reflected in United States dollars.

8. INCOME TAXES

The Company computes income taxes using the asset and liability approach. The Company currently has no issue that creates timing differences that would mandate a deferred tax expense. Due to the uncertainty as to the utilization of net operating loss carryforwards, a valuation allowance has been made to the extent of any tax benefit that net operating losses may generate. No provision for income tax has been recorded for the years ended December 31, 2016 and December 31, 2015 due to the Company’s net operating loss carryforward from prior years.

During 2015, the Company was entitled to refundable SRED tax credits for qualifying research and development activities performed in Canada. The Company recognizes the benefit of its SRED tax credits when there is reasonable assurance that they will be realized. SRED tax credits subsequent to December 31, 2015 are no longer refundable, however, are accounted as a credit against future taxes owing. During the year ended December 31, 2015, the Company claimed $104,782 of SRED tax credits.

The Company has net operating losses totaling CDN$1,130,809 (2015 - CDN$491,372) that can be carried forward over 20 years.

Deferred Income Taxes

Deferred income taxes primarily represent the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The components of the Company’s deferred taxes are as follows:

	2016	2015
Deferred tax assets (liabilities):
Net operating loss carryforward	$175,275	$76,162
Total deferred tax assets	175,275	76,162
Valuation Allowance	(175,275)	(76,162)
Net Deferred tax assets	$-	$-

9.  COMMITMENTS

On December 8, 2011 the Company entered into a Collaboration Agreement between The Hospital for Sick Children (“SickKids”) and the Ontario Brain Institute (“OBI”). Under the terms of the Collaboration Agreement, the OBI agreed to fund SickKids activities related to the development of a software based treatment program for Attention Deficit and Hyperactivity Disorder in children (the “Project”). Funding of SickKids by the OBI was based on a Project budget of CDN$491,204 in which the Company was to contribute at least the same financial commitments for its own activities under the Project. During the Project period from December 8, 2011 to March 31, 2014, the Company contributed approximately CDN$540,000 consisting of CDN$437,400 of salaries and consulting fees, CDN$50,000 of software development and CDN$53,000 of equipment, supplies and overhead. Under the terms of the Collaboration Agreement, Project activities were to be substantially completed by March 31, 2014. Under the terms of the Collaboration Agreement, the Company is obligated to pay SickKids a minimum royalty on Project intellectual property of the amount of the Development Grant CDN$491,204. Under the terms of the royalty agreement between the Company and SickKids, such payments are to be made based on 5% of net revenue for the first CDN$15,000,000 of related Project product and 2.5% of net revenue thereafter. As of December 31, 2016, no amounts have been paid under the terms of the royalty agreement.

10.  SUBSEQUENT EVENTS

On February 2, 2017, holders of convertible notes with an aggregate principle amount of $488,649 elected to convert their notes (including accrued and unpaid interest thereon) into common shares in accordance with the terms of the convertible note. As a result of the conversion, 11,947,403 shares of common stock of the Company were issued. In addition, from February 2, 2017 to February 26, 2017, warrants to purchase 19,290,252 common shares were issued on a cashless basis, and we issued an aggregate of 16,134,954 common shares.

In accordance with the note and warrant purchase agreement entered into on November 14, 2016, the Company received $557,513 of additional proceeds from the sale of convertible notes, for a total amount of $816,870 received under the note and warrant purchase agreement as of May 16, 2017.

