Form 20-F/A
period 2016-12-31
Ehave, Inc.
filed 2017-05-23
CIK 1653606

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every  Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐                       Item 18   ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

EXPLANATORY NOTE

Ehave, Inc. (the “Company”) is filing this Amendment No. 1 (the “Amendment”) to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on May 16, 2017 (the “Original Filing”), solely to file Exhibit 101 to the Form 20-F in accordance with Rule 405 of Regulation S-T. Exhibit 101 to this report provides the financial statements and related notes from the Form 20-F formatted in eXtensible Business Reporting Language (“XBRL”) and to amend “Item 19. Exhibits” to reflect filing of Exhibit 101.

This Amendment does not modify or update any other items or disclosures contained in the Original Filing and does not reflect events occurring after the date of the Original Filing. This Amendment consists solely of the cover page, this explanatory note, exhibit index and the exhibits filed herewith.

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

* Previously filed with the Original Filing.

‡ Provided herewith.

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Form 20-F on its behalf.

Date: May 23, 2017

EHAVE, INC.

/s/ Prateek Dwivedi	/s/ Scott Leonard Woodrow
Prateek Dwivedi	Scott Leonard Woodrow
Chief Executive Officer	Chief Financial Officer