Form 20-F
period 2017-12-31
Ehave, Inc.
filed 2018-06-14
CIK 1653606

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

203-277 Lakeshore Road East

Oakville, Ontario, Canada L6J 6J3

(Address of principal executive offices)

Prateek Dwivedi, Chief Executive Officer

203-277 Lakeshore Road East

Oakville, Ontario, Canada L6J 6J3

+1(905) 362-1499

info@ehave.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 71,304,035 common shares as at December 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company.  See definition of “accelerated filer and large accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.  (Check one)

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

FORM 20-F

Currency and Exchange Rates

All references in this annual report on Form 20-F to the terms “we”, “our”, “us”, “the Company” and “Ehave” refer to Ehave, Inc

Unless otherwise indicated, all references to “dollars” or the use of the symbol “$” are to U.S. dollars, and all references to “CDN$” are to Canadian dollars. See “Exchange Rate Data” under Item 1 for relevant information about the rates of exchange between Canadian dollars and U.S. dollars. Our presentation currency is the U.S. dollar.

The following table sets forth, for the periods indicated, information concerning exchange rates between the CDN$ and the U.S. dollar based on the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board.

	Noon Buying Rate
	Period End	Average (1)	Low	High
Year:
2013	1.0637	1.03468	0.9839	1.0697
2014	1.1601	1.1083	1.0612	1.1644
2015	1.3839	1.2906	1.1725	1.3989
2016	1.3426	1.3229	1.2544	1.4592
2017	1.2517	1.2963	1.2131	1.3745

Month:
December 2017	1.2517	1.2769	1.2517	1.2900
January 2018	1.2293	1.2429	1.2293	1.2534
February 2018	1.2806	1.2588	1.2280	1.2806
March 2018	1.2891	1.2933	1.2822	1.3096
April 2018	1.2818	1.2732	1.2548	1.2918
May 2018	1.2970	1.2866	1.2761	1.3027
June 2018 (through June 8, 2018)	1.2956	1.2955	1.2948	1.3008

(1)	Averages for a period other than one month are calculated by using the average of the noon buying rate on the last day of each month during the period. Monthly averages are calculated by using the average of the daily noon buying rates during the relevant month.

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

The forward-looking statements in this annual report are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond our control, including without limitation:

•	Our limited operating history makes evaluating our business and future prospects difficult, and may increase the risk of your investment.
•	We have a history of operating losses and expect to continue incurring losses for the foreseeable future.
•	If we are unable to obtain additional funding, our business operations will be harmed.
•	Our independent auditors have expressed their concern as to our ability to continue as a going concern.
•	Our products may not be successful in gaining market acceptance, which would negatively impact our revenues.
•	If we are unable to keep up with rapid technological changes in our field, we will be unable to operate profitably.
•	Many of our potential competitors are better established and have significantly greater resources which may make it difficult for us to compete in the markets in which we intend to sell our products.
•	If we lose any of our key management personnel or consultants, we may not be able to successfully manage our business or achieve our objectives.
•	Developments or assertions by us or against us relating to intellectual property rights could materially impact our business.
•	Our products could infringe on the intellectual property rights of others which may result in costly litigation and, if we do not prevail, could also cause us to pay substantial damages and prohibit us from selling or licensing our products.
•	We have identified material weaknesses in our internal control over financial reporting, and if we are unable to achieve and maintain effective internal control over financial reporting or effective disclosure controls, we may be at risk to accurately report financial results or detect fraud, which could have a material adverse effect on our business.
•	The market for our products is immature and volatile and if it does not develop, or if it develops more slowly than we expect, the growth of our business will be harmed.
•	If our security measures are breached and unauthorized access to a customer’s data are obtained, our products may be perceived as insecure, we may incur significant liabilities, our reputation may be harmed and we could lose sales and customers.
•	If we fail to comply with applicable health information privacy and security laws and other state and federal privacy and security laws, we may be subject to significant liabilities, reputational harm and other negative consequences, including decreasing the willingness of current and potential customers to work with us.
•	Our proprietary software may not operate properly, which could damage our reputation, give rise to claims against us or divert application of our resources from other purposes, any of which could harm our business and operating results.
•	We depend on data centers operated by third parties for our products, and any disruption in the operation of these facilities could adversely affect our business.
•	If currency exchange rates fluctuate substantially in the future, the results of our operations, which are reported in U.S. dollars, could be adversely affected.
•	We may not be in compliance with rules and regulations of the U.S. Food and Drug Administration (the “FDA”) should they become applicable to any products we develop in the future.
•	The results of any future clinical trials that we may need to perform in the future may not support our medical device candidate requirements or intended use claims or may result in the discovery of unanticipated inconsistent data.
•	A security breach or disruption or failure in a computer or communications systems could adversely affect us.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The selected financial data presented below for the four years ended December 31, 2017, is presented in U.S. dollars and is derived from our financial statements prepared in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). We have derived the selected financial data as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2017, 2016 and 2015 from our audited financial statements included elsewhere in this Annual Report on Form 20-F. We have derived the selected financial data as of December 31, 2014, and for the year ended December 31, 2014, from our audited financial statements not included in this annual report. The information set forth below should be read in conjunction with our financial statements (including notes thereto) included under Item 18 and “Operating and Financial Review and Prospects” included under Item 5 and other information provided elsewhere in this annual report on Form 20-F and our financial statements and related notes. The selected financial data in this section is not intended to replace the financial statements and is qualified in its entirety thereby.

	2017	2016	2015	2014
	$	$	$	$
Revenues	78,260	—	—	—
Net loss	(4,141,613)	(1,502,204)	(600,835)	(380,088)
Net comprehensive loss	(4,208,936)	(1,466,776)	(573,461)	(302,296)
Basic and diluted loss per share (1)	(0.06)	(0.05)	(0.03)	(0.03)
Total assets (1)	59,275	48,380	138,995	211,830
Shareholders’ deficit (1)	(2,009,266)	(1,191,960)	(446,680)	(626,401)
Cash dividends declared per share (2)	—	—	—	—
Weighted average number of common shares outstanding	69,030,618	32,144,065	22,433,195	13,538,785

Notes:

1)	We issued 26,914,315 common shares in 2017. We issued 16,286,796 common shares for net cash proceeds of $366,455 in 2016. We did not issue any common shares in 2014 or 2015.

2)	We have not declared or paid any dividends since incorporation.

Exchange Rate Data

The following table sets forth the exchange rates for Canadian dollars expressed in U.S. dollars that have been used in the audited financial statements included elsewhere in this Annual Report on Form 20-F.

$1 Canadian dollar equivalent in U.S. dollars
At December 31, 2016	0.7449
At December 31, 2017	0.7955
Average for the year ended December 31, 2017	0.7711

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

Investment in our common shares involves a high degree of risk. You should carefully consider, among other matters, the following risk factors in addition to the other information in this Annual Report on Form 20-F when evaluating our business because these risk factors may have a significant impact on our business, financial condition, operating results or cash flow. If any of the material risks described below or in subsequent reports we file with the Securities and Exchange Commission (“SEC”) actually occur, they may materially harm our business, financial condition, operating results or cash flow. Additional risks and uncertainties that we have not yet identified or that we presently consider to be immaterial may also materially harm our business, financial condition, operating results or cash flow.

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

We began processes to develop relationships with potential customers and distribution partners in November 2016. Completion of our cognitive assessment and remediation tools and the further development and commercialization of our products is dependent upon the availability of sufficient funds. This limits our ability to accurately forecast the cost of the development of our products. If the markets and applications of our products do not develop as we expect or develop more slowly than we expect, our business, prospects, financial condition and operating results will be harmed.

We have a history of operating losses and expect to continue incurring losses for the foreseeable future.

We were incorporated in 2011. We reported a net loss of $4,141,613 for the fiscal year ended December 31, 2017 and had a net loss of approximately $1,502,204 during the fiscal year ended December 31, 2016. As of December 31, 2017, we had an accumulated deficit of $6,989,124. We cannot anticipate when, if ever, our operations will become profitable. We expect to incur significant net losses as we develop and commercialize our products and pursue our business strategy. We intend to invest significantly in our business before we expect cash flow from operations to be adequate to cover our operating expenses. If we are unable to execute our business strategy and grow our business, for any reason, our business, prospects, financial condition and results of operations will be adversely affected.

As reflected in the financial statements for the years ended December 31, 2017, and December 31, 2016, included elsewhere in this Annual Report on Form 20-F, we had limited revenues in 2017 and had no revenues in 2016 and needs additional cash resources to maintain its operations. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent on our ability to raise additional capital. We cannot predict when, if ever, we will be successful in raising additional capital and, accordingly, we may be required to cease operations at any time, if we do not have sufficient working capital to pay our operating costs.

If we are unable to obtain additional funding, our business operations will be harmed.

We raised an aggregate of $1,927,899 through public offerings of convertible debentures and warrants closed in 2018 to date. We raised an aggregate of $330,750 through a public offering of common shares and warrants closed in June 2016. The note and warrant purchase agreement dated November 14, 2016, entered in the private placement provided for additional proceeds of $869,183. We anticipate that we will continue to incur losses and negative cash flows from operations, and that such losses will increase over the next several years due to development costs associated with our MegaTeam, Ninja Reflex and Ehave Connect products, until our products reach commercial profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, we only have sufficient resources to fund operations through September 1, 2018. To the extent that we are required to raise additional funds to conduct research and acquire facilities, and to cover costs of operations, we intend to do so through additional public or private offerings of debt or equity securities. There are no assurances that we will be successful in obtaining the level of financing needed for our operations, and we may be unable to secure such funding when needed in adequate amounts or on acceptable terms, if at all. Any additional equity financing may involve substantial dilution to our then existing shareholders. The inability to raise the additional capital will restrict our ability to develop and conduct business operations. If we cannot raise additional capital, we will need to reduce our cash burn to last 12 months by focusing our efforts on existing products only, leveraging research funding to conduct additional clinical studies on efficacy and postponing the development of the Ehave Connect platform and integration and development of new techniques for assessment and rehabilitation.

Our independent auditors have expressed their concern as to our ability to continue as a going concern.

We reported an accumulated deficit of $6,989,124 and had a stockholders’ deficit of $2,009,266 at December 31, 2017. As a result of our financial condition, we have received a report from our independent registered public accounting firm for our financial statements for the years ended December 31, 2017 and 2016 that includes an explanatory paragraph describing the uncertainty as to our ability to continue as a going concern without the infusion of significant additional capital. There can be no assurance that management will be successful in implementing its plans. If we are unable to raise additional financings we may cease operations.

Our products may not be successful in gaining market acceptance, which would negatively impact our revenues.

Currently, our business strategy is to develop and market Ehave Connect in an effective and timely manner and gain access to additional technologies at a time and in a manner that we believe is best for our development. We deployed our Ehave Connect platform in 2017 in Canada and plan to launch Ehave Connect in the United States in 2018. We may have difficulties in reaching market acceptance, which could negatively impact our revenues, for a number of reasons including:

•	the failure of our Ehave Connect system to meet the users’ and clinicians’ expectations;
•	any delays in securing partnerships and strategic alliances;

•	any technical delays and malfunctions;
•	the availability of alternative platforms, software programs or devices that may be, or may be perceived as, more effective, faster, easier to use or less costly than our Ehave Connect platform;
•	failure to receive regulatory approval on a timely basis or at all; and
•	failure to receive a sufficient level of reimbursement from government, insurers or other third-party payors.

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

Our future success depends in large part upon the leadership and performance of our management and consultants. The Company's operations and business strategy are dependent upon the knowledge and business contacts of our executive officers and our consultants. We have employment agreements with each of Prateek Dwivedi or David Goyette to serve as our chief executive officer and our chief technology officer, respectively. Although, we hope to retain the services of our officers and consultants, if any of our officer or consultants should choose to leave us for any reason before we have hired additional personnel, our operations may suffer. If we should lose their services before we are able to engage and retain qualified employees and consultants to execute our business plan, we may not be able to continue to develop our business as quickly or efficiently.

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

Pursuant to an amendment to the collaboration agreement, effective January 1, 2014, with Toronto’s Hospital for Sick Children (the “Hospital”), all intellectual property rights to the cognitive assessment and rehabilitation software jointly developed with the Hospital belong to the Hospital. Our agreement with Multi-Health Systems Inc. (“MHS”), as amended, provides that all right, title and interest in and to certain tests and other materials published by MHS relating to the tests are and will remain solely and exclusively vested in MHS.

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

We have identified material weaknesses in our internal control over financial reporting, and if we are unable to achieve and maintain effective internal control over financial reporting or effective disclosure controls, we may be at risk to accurately report financial results or detect fraud, which could have a material adverse effect on our business.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring an annual assessment by management of the effectiveness of a public company’s internal controls over financial reporting and an attestation report by the company’s independent auditors addressing this assessment, if applicable. As discussed in Item 15 “Controls and Procedures” based on a review of our internal controls over financial reporting, management concluded that our internal controls over financial reporting was not effective due to the existence of a material weakness relating to the lack of segregation of duties as of December 31, 2017. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls. Management has since addressed this weakness and has implemented the necessary changes to have effective controls over financial reporting. For additional information, see Item 15 “Controls and Procedures.”

We cannot assure you that we will be able to remediate our existing material weaknesses in a timely manner, if at all, or that in the future additional material weaknesses will not exist, reoccur or otherwise be discovered, a risk that is significantly increased in light of the complexity of our business. If our efforts to remediate these material weaknesses, as described in Item 15 “Controls and Procedures”, are not successful or if other deficiencies occur, our ability to accurately and timely report our financial position, results of operations, cash flows or key operating metrics could be impaired, which could result in late filings of our annual or interim reports under the Exchange Act, restatements of our consolidated financial statements or other corrective disclosures. Our failure to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm our business and negatively impact the trading price of the common shares. In addition, future changes in our accounting, financial reporting, and regulatory environment may create new areas of risk exposure. Failure to modify our existing control environment accordingly may impair our controls over financial reporting and cause our investors to lose confidence in the reliability of our financial reporting, which may adversely affect our share price, suspension of trading or delisting of our common shares by OTCQB, or other material adverse effects on our business, reputation, results of operations, financial condition or liquidity. Furthermore, if we continue to have these existing material weaknesses, other material weaknesses or significant deficiencies in the future, it could create a perception that our financial results do not fairly state our financial condition or results of operations. Any of the foregoing could have an adverse effect on the value of our shares.

The market for our products is immature and volatile and if it does not develop, or if it develops more slowly than we expect, the growth of our business will be harmed.

The market for software-based systems for mental health or treatments using medical cannabis is a new and unproven market, and it is uncertain whether it will achieve and sustain demand and market adoption. Our success will depend to a substantial extent on the willingness of customers and healthcare professionals to use our systems, as well as on our ability to demonstrate the value of our software and products to customers and to develop new applications that provide value to customers and users. If customers and users do not perceive the benefits of our products, then our market may not develop at all, or it may develop more slowly than we expect, either of which could significantly adversely affect our operating results. In addition, we have limited insight into trends that might develop and affect our business. We might make errors in predicting and reacting to relevant business, legal and regulatory trends, which could harm our business. If any of these events occur, it could materially adversely affect our business, financial condition or results of operations.

If our security measures are breached and unauthorized access to a customer’s data are obtained, our products may be perceived as insecure, we may incur significant liabilities, our reputation may be harmed and we could lose sales and customers.

Our products involve the storage and transmission of customers’ proprietary information, as well as protected health information, or PHI, which, in the United States, is regulated under the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations, collectively “HIPAA,” and other state and federal privacy and security laws. Because of the extreme sensitivity of this information, the security features of our product are very important. If our security measures, some of which will be managed by third parties, are breached or fail, unauthorized persons may be able to obtain access to sensitive data, including HIPAA-regulated protected health information. A security breach or failure could result from a variety of circumstances and events, including but not limited to third-party action, employee negligence or error, malfeasance, computer viruses, attacks by computer hackers, failures during the process of upgrading or replacing software, databases or components thereof, power outages, hardware failures, telecommunication failures, user errors, and catastrophic events.

If our security measures were to be breached or fail, our reputation could be severely damaged, adversely affecting customer or investor confidence, customers may curtail their use of or stop using our products and our business may suffer. In addition, we could face litigation, damages for contract breach, penalties and regulatory actions for violations of HIPAA and other state and federal privacy and security regulations, significant costs for investigation, remediation and disclosure and for measures to prevent future occurrences. In addition, any potential security breach could result in increased costs associated with liability for stolen assets or information, repairing system damage that may have been caused by such breaches, incentives offered to customers or other business partners in an effort to maintain the business relationships after a breach and implementing measures to prevent future occurrences, including organizational changes, deploying additional personnel and protection technologies, training employees and engaging third-party experts and consultants. While we maintain insurance covering certain security and privacy damages and claim expenses we may not carry insurance or maintain coverage sufficient to compensate for all liability and in any event, insurance coverage would not address the reputational damage that could result from a security incident.

We plan to outsource important aspects of the storage and transmission of customer information, and thus rely on third parties to manage functions that have material cyber-security risks. These outsourced functions include services such as software design and product development, software engineering, database consulting, data-center security, IT, network security, data storage and Web application firewall services. We cannot assure you that any measures that are taken will adequately protect us from the risks associated with the storage and transmission of customers’ proprietary information and protected health information.

We may experience cyber-security and other breach incidents that may remain undetected for an extended period. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against us, we may be unable to anticipate these techniques or to implement adequate preventive measures. In addition, in the event that our customers authorize or enable third parties to access their data or the data of their employees on our systems, we cannot ensure the complete integrity or security of such data in our systems as we would not control access. If an actual or perceived breach of our security occurs, or if we are unable to effectively resolve such breaches in a timely manner, the market perception of the effectiveness of our security measures could be harmed, we could be subject to regulatory action or other damages and we could lose sales and customers.

If we fail to comply with applicable health information privacy and security laws and other state and federal privacy and security laws, we may be subject to significant liabilities, reputational harm and other negative consequences, including decreasing the willingness of current and potential customers to work with us.

Once our products are deployed in the United States, we will be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA established uniform federal standards for certain “covered entities,” which include health care providers, health plans, and health care clearing houses, governing the conduct of specified electronic health care transactions and protecting the security and privacy of protected health information, or PHI. The Health Information Technology for Economic and Clinical Health Act, or HITECH, which was signed into law on February 17, 2009, makes certain of HIPAA’s privacy and security standards directly applicable to “business associates,” which are individuals or entities that create, receive, maintain, or transmit PHI in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA’s requirements and seek attorney’s fees and costs associated with pursuing federal civil actions.

In addition, states have enacted privacy and security laws and regulations that regulate the use and disclosure of certain data, with some state laws covering medical and healthcare information. These laws vary by state and could impose additional requirements and penalties on us. For example, some states impose restrictions on the use and disclosure of health information pertaining to mental health or substance abuse. Further, state laws and regulations may require us to notify affected individuals in the event of a data breach involving individually identifiable information, which may be broader than the type of information covered by HIPAA. In addition, the Federal Trade Commission may use its consumer protection authority to initiate enforcement actions in data privacy and security matters.

If we are unable to protect the privacy and security of our customers’ data, we could be found to have breached our contracts with our customers, we could face civil and criminal penalties under federal and state laws, we could be subject to litigation and we could suffer reputational harm or other damages. We may not be able to adequately address the business, technical and operational risks created by HIPAA and other privacy and security regulations. Furthermore, we are unable to predict what changes to HIPAA or other laws or regulations might be made in the future or how those changes could affect our business or the costs of compliance.

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

We provide our products through a third-party data center. While we control and have access to our servers and all of the components of our network that are located in our external data centers, we do not control the operation of these facilities. The owners of our data centers have no obligation to renew agreements with us on commercially reasonable terms, or at all. If we are unable to renew any such agreements we may enter into on commercially reasonable terms, or if our data center operator is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so.

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

Our future U.S. operations and relationships with healthcare providers, investors, consultants, third-party payors, patients, and other customers may be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which in the event of a violation could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Our future U.S. operations and arrangements with healthcare providers, physicians and third-party payors may expose us to broadly applicable fraud and abuse and other federal and state healthcare laws and regulations. These laws may constrain the business and/or financial arrangements and relationships through which we market, sell and distribute our products. Potentially applicable U.S. laws include:

•	the federal Anti-Kickback Statute, which prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring, ordering, leasing, purchasing or arranging for, or recommending the ordering, purchasing or leasing of, items or services payable by Medicare, Medicaid or any other federal healthcare program;

•	federal false claims laws and civil monetary penalty laws, including the False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other government healthcare programs that are false or fraudulent, or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	HIPAA, which imposes federal criminal and civil liability for executing, or attempting to execute, a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and its implementing regulations, also imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information; and

•	analogous state laws and regulations, such as state anti-kickback and false claims laws, which may be broader in scope and apply to referrals and items or services reimbursed by any third-party payers, including commercial insurers, many of which differ from each other in significant ways and often are not preempted by federal law, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available under such laws, it is possible that some of our business activities could be subject to challenge under one or more of such laws. The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. Our risk of being found in violation of these laws is increased by the fact that some of these laws are open to a variety of interpretations. If our past or present operations, practices, or activities are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, imprisonment, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. Further, defending against any such actions can be costly, time-consuming and may require significant resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our customers may be unwilling to use our products and our business may be impaired.

We may not be in compliance with rules and regulations of the U.S. Food and Drug Administration (the “FDA”) should they become applicable to any products we develop in the future.

While our Ehave Connect product that we intend to sell in the United States is not currently regulated by the FDA, the FDA may decide to regulate our Ehave Connect product in the future. Should the FDA decide to regulate our Ehave Connect product as a medical device, we may not be able to obtain marketing clearance or approval for our Ehave Connect product in a timely manner or at all which may have an adverse effect on our business, financial condition and results of operations.

In the event that the FDA decides to regulate our Ehave Connect product as a medical device and we are able to obtain FDA clearance or approval to sell, market or advertise our Ehave Connect product, there is no guarantee that our methods and procedures will continue to satisfy regulatory requirements, should such regulatory requirements exist in the future. Any future regulation could subject us to potential liability if we were deemed to be non-compliant with such rules and regulations. If we are not able to comply with the regulatory requirements, should there be such regulatory requirements in the future, we may be restricted from continuing to sell, market or advertise our Ehave Connect product in the United States which may have an adverse effect on our business, financial condition and results of operations.

We have no current plans to market, advertise or sell computerized cognitive assessment aids in the United States. Types of computerized cognitive assessment aids for the measurement and assessment of behavioral and cognitive abilities such as brain games are games purporting to increase intelligence or cognitive function are currently regulated by the FDA as Class II medical devices. Such brain games may be subject to clinical processes to determine their accuracy or validity. Terminology such as “neuroplasticity”, “attention” and “working memory” have become ubiquitous as the “brain game” market has grown. Current clinical practice refers to the use of cognitive software for the measurement of deficits as an “assessment”, and the use of software tools as rehabilitation methods as “remediation”. Should we decide in the future to market, advertise, or sell products that may be considered by the FDA as computerized cognitive assessment aids, we may be required to undergo costly and time consuming clinical trials to prove the accuracy and validity of our computerized cognitive assessment aids, should we have any such products to market, sell or advertise in the future.

The results of any future clinical trials that we may need to perform in the future may not support our medical device candidate requirements or intended use claims or may result in the discovery of unanticipated inconsistent data.

We have no current plans to market, advertise or sell computerized cognitive assessment aids in the United States and we do not anticipate that the FDA will require us to perform clinical trials on our Ehave Connect platform. Should we be required by the FDA to perform clinical trials on our Ehave Connect platform, we cannot be certain that results from such clinical trials will support our Ehave Connect requirements or intended use claims, which could inhibit our marketing strategies, or that the FDA or foreign authorities will agree with our conclusions regarding them. Success in our internal development studies of our Ehave Connect does not ensure that formal clinical trials will be successful, and we cannot be sure that clinical trials will replicate the results of our Ehave Connect internal development studies. The clinical trial process may fail to demonstrate that our Ehave Connect, or any computerized cognitive assessment aids that we may develop in the future, are safe, effective, and consistent for the desired or proposed indicated uses, which could cause us to abandon a product and may delay development of others. Any requirement to perform unanticipated clinical trials or delay or termination of any such unanticipated future clinical trials may delay or inhibit our ability to commercialize our Ehave Connect platform, or any computerized cognitive assessment aids that we may develop in the future; and affect our ability to generate revenues.

A security breach or disruption or failure in a computer or communications systems could adversely affect us.

Our operations depend on the continued and secure functioning of our computer and communications systems and the protection of electronic information (including sensitive personal information as well as proprietary or confidential information) stored in computer databases maintained by us or by third parties. Such systems and databases are subject to breach, damage, disruption or failure from, among other things, cyber-attacks and other unauthorized intrusions, power losses, telecommunications failures, fires and other natural disasters, armed conflicts or terrorist attacks. We may be subject to threats to our computer and communications systems and databases of unauthorized access, computer hackers, computer viruses, malicious code, cyber-crime, cyber-attacks and other security problems and system disruptions. Unauthorized persons may attempt to hack into our systems to obtain personal data relating to clinical trial participants or employees or our confidential or proprietary information or of third parties or information relating to our business and financial data.  If, despite our efforts to secure our systems and databases, events of this nature occur, we could expose clinical trial participants or employees to financial or medical identity theft, lose clinical trial participants or employees or have difficulty attracting new clinical trial participants or employees, be exposed to the loss or misuse of confidential information or business and financial data, have disputes with clinical trial participants or employees, suffer regulatory sanctions or penalties under applicable laws, incur expenses as a result of a data privacy breach, or suffer other adverse consequences including legal action and damage to our reputation.

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

Prior to the listing of our common shares for trading on the OTCQB Venture Market in November 2016, there was no public market for our common shares. Although our common shares are traded on the OTCQB Venture Market, the market for our common shares has demonstrated varying levels of trading activity. Furthermore, an active trading market may not be sustained in the future. The lack of an active market may impair your ability to sell your common shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your common shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

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

Our executive officer and directors and their affiliates control approximately 31.54% of our outstanding common shares. These shareholders, if they act together, may be able to exercise substantial influence over the outcome of all corporate actions requiring approval of our shareholders, including the election of directors and approval of significant corporate transactions, which may result in corporate action with which other shareholders do not agree. This concentration of ownership may also have the effect of delaying or preventing a change in control which might be in other shareholders’ best interest but which might negatively affect the market price of our common shares.

Our authorized capital consists of an unlimited number of shares of one class designated as common shares. We may, in the future, issue additional common shares, which would reduce investors’ percent of ownership and may dilute our share value.

Our Articles of Incorporation authorizes the issuance of an unlimited number of our common shares, no par value, of which 71,304,035 shares are currently issued and outstanding. The future issuance of common shares may result in substantial dilution in the percentage of our common shares held by our then existing shareholders. We may value any common shares issued in the future on an arbitrary basis. The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and may have an adverse effect on any trading market of our common shares.

Offers or availability for sale of a substantial number of our common shares may cause the price of our common shares to decline.

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

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

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

We may be classified as a Passive Foreign Investment Company, or PFIC, for U.S. federal income tax purposes in 2018 and may continue to be, or become, a PFIC in future years, which may have negative tax consequences for U.S. investors.

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

On November 21, 2016, we appointed Prateek (Teek) Dwivedi as our Chief Executive Officer and director.

On November 14, 2016, we entered into a definitive securities purchase agreement to sell up to $1,500,026 of convertible promissory notes and warrants in multiple closings in a private placement. We have used and intend to use the net proceeds from the private placement to further the development of Ehave Connect, for MegaTeam clinical trials, for general marketing and investor relations’ purposes, and for working capital. As of December 31, 2016, we received $259,357 of $309,357 of the firmly committed amount and waived $50,000 of the firmly committed amount for future reassignment as permitted under the agreement. Certain lenders have notified us that it will not elect to fund an aggregate of $683,130 of additional loans and have permitted its reassignment, of which $489,368 has been reassigned. In the year ended December 31, 2017, we issued additional convertible promissory notes in an aggregate principal amount of $609,826 pursuant to the note and warrant purchase agreement. As of December 31, 2017, we had received total proceeds of $869,183 pursuant to the note and warrant purchase agreement.

On December 13, 2016, we entered into an agreement with Multi-Health Systems (“MHS”), an international healthcare technology developer of scientifically validated assessments, granting us access to MHS’s extensive library of mental health assessments. Under the partnership, we agreed to integrate MHS’s psychological assessment tests into our Ehave Connect mental health digital informatics platform. Initially, we focused on MHS’s tests related to behavior assessment and ADHD, including the Conners® suite of ADHD assessments. On May 4, 2017, we amended our agreement with MHS to include the Davidson Trauma Scale and Startle Physiological Anger Numbness to assess Post Traumatic Stress Disorder (“PTSD”). This is a continuation of adding products from MHS’s catalog as a result of completion of the integration of the Conners suite of products. We expect to incrementally add additional products from MHS’s catalog of mental health assessments and services to Ehave Connect.

On February 3, 2017, we entered into a Strategic Relationship Agreement (the “MedReleaf Agreement”) with MedReleaf Corp. (“MedReleaf”), pursuant to which we and MedReleaf agreed to develop a branded MedReleaf app utilizing our Ehave Connect platform to advance the study and therapeutic use of medical cannabis. In connection with the MedReleaf Agreement, MedReleaf made an investment of $100,000 into the Company in the form of a convertible note, and was granted an option to invest $200,000 into our TSX-V common stock public offering.

On June 30, 2017, we entered into a non-binding Letter of Intent with Companion Healthcare Technologies Corporation (“CHT”), a company engaged in healthcare technologies to improve the quality of care for pets. Under the terms that were contemplated, CHT would have exclusive rights to our Ehave Connect platform for use in companion animals. Initially a demonstration platform will be built to show the capabilities of the Ehave informatics platform. A deposit for the exclusive license fee and demonstration platform was provided by CHT, which will be applied against fees contemplated in a definitive agreement. We performed the services required to create a demonstration platform and delivered it to CHT.

On July 27, 2017, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $134,575 (CDN$169,000) to certain lenders.

On October 11, 2017, we entered into Investor Letters, pursuant to which certain persons agreed to purchase securities of the Company on similar terms as certain offerings of the Company that are consummated prior to December 31, 2017, or, if such an offering is not consummated, the purchase amount will be converted into a secured promissory note that matures on January 31, 2018 (which, at the investor’s option, may be converted into common shares of the Company). We received aggregate proceeds of $100,000. No such offerings were consummated prior to December 31, 2017, and such notes were converted into unsecured promissory notes on January 31, 2018.

On November 15, 2017, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $196,237. Lenders of the promissory notes were issued 2,133,333 common share warrants at an exercise price of $0.075 per share with an expiry date of November 16, 2022. On January 31, 2018 $148,745 of the promissory notes were repaid and $47,932 of the promissory notes were exchanged for unsecured convertible debentures.

On March 1, 2018, we entered in an agreement with Revive Therapeutics Ltd. (“Revive”) for the use of the Ehave Connect platform in Revive’s research initiatives involving medical cannabis for the treatment of liver disease. Under this agreement, Revive will use Ehave Connect for both clinical trials and facilitating patient management.

On March 5, 2018, we entered an agreement with Aequus Pharmaceuticals Inc. (“Aequus”), for the use of Ehave Connect to enhance and streamline data management processes for Aequus-sponsored clinical trials studying cannabinoid formulations for treating various neurological conditions.

On January 31, 2018, the Company entered into a secured convertible debenture agreement (the “Secured Debentures”) for total proceeds of $1,218,620 (CDN$1,500,000), issued in two installments. The Secured Debentures are secured against certain of our assets. Under the terms of the Secured Debentures, the principal amount and accrued interest is convertible into common shares of the Company at a conversion price equal to 75% the issue price of common shares under a qualified offering. The conversion of the Secured Debentures is at the option of the holder. At the time of conversion, the holder will also receive an equal amount of common share purchase warrants with an exercise price equal to the issue price. The Secured Debentures are due on July 31, 2018 and bear interest at 10% per annum. The initial installment of the Secured Debentures was issued on January 31, 2018 for proceeds of $609,310 (CDN$750,000). On March 19, 2018, the final instalment of $573,307 (CDN$750,000) was received. The Secured Debentures are secured against the general assets and intellectual property of the Company.

On January 31, 2018, promissory notes with an aggregate principal amount of $311,967 (CDN$384,000) outstanding at December 31, 2017 were exchanged for unsecured convertible debentures (the “Unsecured Debentures”). From January 1, 2018 to January 31, 2018, the Company issued an additional $20,098 (CDN$25,000) Unsecured Debentures for total proceeds of $332,065 (CDN$409,000). On March 19, 2018, an installment of the Unsecured Debentures in the amount of $382,263 (CDN$500,000) was received. Under the terms of the Unsecured Debentures, the principal amount and accrued interest is convertible into common shares of the Company at a conversion price equal to 75% the issue price of common shares under a qualified offering. The conversion of the Unsecured Debentures is at the option of the holder. At the time of conversion, the holder will also receive 120% of the amount of the common shares issued of common share purchase warrants with an exercise price equal to the issue price. The Unsecured Debentures are due on July 31, 2018 and bear interest at 10% per annum.

On February 1, 2018, the Company repaid CDN$60,000 of promissory notes outstanding at December 31, 2017. The balance of the promissory notes due to Scott Woodrow, a Director of the Company, was exchanged for an unsecured convertible debenture in the amount of CDN$59,000.

The proceeds from these private placements were used for general working capital purposes, particularly the development and marketing of our platform, Ehave Connect.

Our principal office is located at 203-277 Lakeshore Road East, Oakville, Ontario, Canada L6J 6J3 and our telephone number is (905) 362-1499.

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

B.	Business Overview

We are creating a mental health data platform that integrates with our proprietary and third-party assessment and therapeutic digital applications. Our product focus is based on three tiers of activities: (1) MegaTeam and Ninja Reflex, our clinically validated digital assessment and rehabilitation software that is engaging for the patient, (2) adaptation of third-party clinically validated digital assessment and rehabilitation software for enhanced patient engagement and data modeling, and (3) Ehave Connect, our advanced mental health informatics and digital application delivery platform. We intend to provide technology solutions to clinicians, patients, researchers, pharmaceutical companies and payors.

Currently our products are being deployed in Canada.

MegaTeam and Ninja Reflex Digital Assessment and Rehabilitation Applications

Our MegaTeam and Ninja Reflex assessment and rehabilitation products are built on established methodologies for the measurement of cognitive abilities in populations with attention deficit and hyperactivity disorder, or ADHD. Methodologies commonly used today involve repetitive performance of tasks using digital interface. These tasks are repeatedly administered to the patient in order to obtain accurate measures. Many of the assessments used today had been developed using programming methodologies whereby the task is simply exhibited on screen and the patient is instructed to respond to stimuli. Our research has found that patients, in particular those with symptoms of ADHD, have difficulty completing the necessary regiment of tasks due to lack of engagement. Additionally, these tasks are often administered in a clinical setting, often resulting in the patient and their accompanying parent or guardian staying in clinical settings for an extended time. Our products have been developed to address these primary concerns as well as to enable a breadth of cognitive tasks to be assessed and an individualized cognitive rehabilitation program to be administered remotely.

The MegaTeam and NinjaReflex applications involve the imbedding of cognitive assessment and rehabilitation tasks within an engaging video game environment. MegaTeam and NinjaReflex were designed and programmed with the intention of providing comparable engagement to video game play. In the design, narrative and programming of our MegaTeam and NinjaReflex games, we utilize experts in children’s digital content and programming. Our tools have been developed on Unity, a common game development platform that can be used on most fixed and mobile devices, enabling the expansion of narrative and the adaptation of new character and game environments to maintain long-term engagement of product differentiation. The underlying cognitive tools and data remain unchanged as the “skin” is adapted for future versions and client profiles. A significant part of the MegaTeam and NinjaReflex development involved assessing user engagement and consultation on characters, narrative and graphic design.

MegaTeam and NinjaReflex applications have been designed for deployment on multiple digital interfaces including PC, Mac, Android and iOS systems. Our applications may be used in a clinic or a patient’s home or remotely, provided there is an adequate data connection.

Based on feedback from users and clinical psychologists regarding strong user engagement of our MegaTeam and NinjaReflex products, we believe that our products have a strong capacity for training compliance.

Developed MegaTeam and NinjaReflex products include: (1) Stop Signal Reaction Time Assessment (2) N Back Assessment (3) Inhibitory Control Rehabilitation (4) and Working Memory Rehabilitation. We are planning the development of a broader suite of cognitive tasks and rehabilitation mechanisms in order to increase the addressable mental health indications.

Ehave Connect Software Platform

Ehave Connect is a cloud-based platform that allows for the input, tracking and extraction of clinical data. Based on the clinical data collected, Ehave Connect provides patient management and digital assessment tools to healthcare providers and physicians so that they are better equip to provide diagnosis and treatment to patients in their care. We expect Ehave Connect to enable a community of third-party solutions providers to connect with end-users of the data. Such solutions include assessments, diagnostics, therapeutics, devices, brain research, clinical research, and such end users include patients, clinicians, regulators, payors, researchers, medical cannabis licensed producers and pharmaceutical companies.

Ehave Connect is intended to be integrated into the clinician’s workflow to capture, record and deliver objective patient data, with the ultimate goal of helping the clinician improve patient care. We believe that Ehave Connect can fill the information gap in mental healthcare and medical cannabis due to the inefficiency from relying largely on pen-and-paper assessments and difficulty of tracking patient compliance and outcomes at a large scale. Ehave Connect can also create value for medical cannabis and mental health researchers and insurance payors, by giving access to objective outcomes data to support and validate their efforts.

Because of Ehave Connect’s comprehensive data capabilities, we believe that Ehave Connect is ideally suited for major mental health conditions, including illnesses and diseases treated by medical cannabis, which assessment, treatment and outcomes are inherently subjective, variable, or difficult to track with conventional tools. The mental health conditions that we believe our platform is suited for and can be readily used include PTSD, ADHD, anxiety, autism, depression, obsessive compulsive disorder (“OCD”), and concussion. We believe our platform is suited for the following major illnesses that are subject to medical cannabis treatments: pain, arthritis, nausea/cancer treatments, seizures, migraines, MS, psychological conditions, spinal cord injury/diseases and auto-immune diseases.

Right Data

Our goal is rooted not in “big data”, but in “right data” by providing all of the clinical data in an organized and complete form. While healthcare datasets may quickly become large and complex, we believe that there is a tendency to try to collect anything and everything, and hope that the analytics will derive conclusions. We believe that multiple data sets may provide inconsistencies in the type and quality of data being collected, effectively rendering the combined data incompatible and unusable.

Our immediate strategy in the United States is to sell our Ehave Connect alone as a patient management application. However, our long-term strategy is to couple our Ehave Connect cloud-based platform with computerized cognitive assessment aid products into a medical device that is prescriptive on the data being collected and focused on collecting specific data elements that are critical on a per disease/condition basis. We believe that defining a patient-centered ontology for leading behavioral science diseases and conditions that is based on a minimum critical clinical data set would be more effective for clinicians to determine both diagnosis and treatment plans and more useful to researchers who are looking for consistent data across patients. The data categories can be broadly defined as: demographics, clinical tests, diagnosis, treatment, clinician reported outcomes and patient reported outcomes. We work with clinicians and researchers in each of our target diseases/conditions to define the specific data elements in each of these categories. With the definition of the data sets as the basis, we have created a platform that integrates our own, as well as third party, digital applications for clinicians, patients and researchers. We believe that each of these applications is carefully selected to deliver high impact experiences, and when integrated to our platform, are mapped to our data sets.

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

Outcome Data

We have learned from other healthcare institutions that outcome data based on high quality clinical, diagnosis and treatment data can be relied upon to inform clinicians when making treatment decisions. We believe that outcome data in healthcare, and in particular behavioral sciences, has been missing, unstructured or incomplete. The lack of reliable outcome data limits the value of large data sets. We believe that our platform solves this problem by providing the platform and applications that allow for consistent outcome capture by clinicians.

Our applications capture outcomes from a patient’s perspective: outcomes can be automatically captured by sensors or manually by inserting input into the applications and become part of the data set.

With increased use, we expect the size of our data set to grow, and we hope that our platform will be the source of high quality clinical and outcome data for behavioral sciences for use by clinicians, researchers, healthcare systems and industry partners to improve outcomes. We hope to accomplish this by the creation and integration of carefully chosen applications.

Data Insights and Machine Learning

We have built machine learning algorithms that connect outcome data to diagnosis and treatment plans to build data insights that may provide useful guidance on the appropriate treatment plans. This is particularly powerful for both mental healthcare and treatments using medical cannabis. Because, to the best of our knowledge, current regulatory environment in Canada and the United States does not require licensed producers of medical cannabis to conduct clinical trials, clinicians are often missing comprehensive information on how to prescribe medical cannabis in terms of strain, route (smoke/vape, eat, oil, gel cap), dose (quantity) and frequency; such information are typically available to them for traditional pharmaceuticals but are not available for medical cannabis. We believe our solution will provide clinicians the knowledge they need to confidently prescribe cannabis to their patients. With respect to mental healthcare, we believe that the data insights Ehave Connect can provide on the psychological assessment scores, new digital assessments, and outcome data on traditional pharmaceuticals along with digital remediation may heighten the level of rigor in mental healthcare to the level similar to that of other diseases or medical conditions, such as cancer.

Patient Privacy and Consent: Use of Blockchain

We believe that privacy and security of patient data must be one of the cornerstones of the Ehave Connect platform architecture, especially considering the sensitivity of mental healthcare patients and medical cannabis users tend to have toward keeping their patient data private. We plan to use the Blockchain technology, which we believe will allow patients to have greater control over their health record, while providing a decentralized mechanism for trusted stakeholders to contribute and access data for the benefit of the patient. This includes a simple and automated ability to allow patients to control, including giving consent to, specific portions of their health record to be available to certain parties for a set period of time, which we believe would be ideal for clinical trials. We believe that the current manual process for such tasks can be cumbersome and difficult to ensure compliance We have joined the Hyperledger collaborative, whose members include large technology leaders and innovators, with a goal of working together to help establish standards in Blockchain implementations.

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

Ehave Connect for Medical Cannabis

In medical cannabis, our solution can be suitable for patients with a wide variety of illnesses or diseases that are treated by medical cannabis. Ehave Connect can be configured to capture and track the data required to evaluate cannabis therapies, from intake to assessment, treatment planning, delivery and adherence, to tracking of treatment outcomes. Licensed cannabis producers may use this data to validate and market the efficacy and safety of their products.

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

On March 1, 2018, we entered in an agreement with Revive Therapeutics Ltd. (Revive) for the use of the Ehave Connect platform in Revive’s research initiatives involving medical cannabis for the treatment of liver disease. Under this agreement, Revive will use Ehave Connect for both clinical trials and facilitating patient management.

On March 5, 2018, we entered an agreement with Aequus Pharmaceuticals Inc. (“Aequus”), for the use of Ehave Connect to enhance and streamline data management processes for Aequus-sponsored clinical trials studying cannabinoid formulations for treating various neurological conditions.

Third Party Content on Ehave Connect

We believe that it is critical to partner across the mental healthcare community, and we have secured partnerships with industry leaders.

Partnership with MedReleaf

On February 3, 2017, we entered into the MedReleaf Agreement with MedReleaf, pursuant to which we and MedReleaf agreed to develop a branded MedReleaf App utilizing our Ehave Connect platform to advance the study and therapeutic use of medical cannabis. MedReleaf is Canada’s premium licensed producer and distributor of medical cannabis. The objective of the partnership with MedReleaf is to validate and optimize the use of MedReleaf’s medical cannabis products as therapeutic treatments for various health conditions. We and MedReleaf monitor every step of the medical cannabis treatment life cycle, collect diagnosis data and intake assessments, run validated psychological assessments to monitor treatment response, manage patient treatment plans, and objectively analyze patient outcomes. On November 1, 2017 we announced the launch of a digital patient intake portal with MedReleaf that was built on our Ehave Connect platform. Our technology is used to establish baseline patient assessments and track patient-reported symptoms by incorporated a panel of clinically-validated assessments into a single portal.

Partnership with MHS

In December 2016, we signed an agreement with MHS, a leading provider of psychological assessment tools. We have integrated MHS’s gold standard Connors® suite of ADHD assessments, as well as the Davidson Trauma Scale and SPAN assessments for PTSD into Ehave Connect. We expect to offer MHS’s entire catalogue of tests in time, and in so doing we believe that we can enhance the evaluation of any mental health indication. We plan to move into areas such as anxiety, depression, OCD, autism, and more. We believe that the expansion of the implementation of MHS’ catalogue will establish ourselves as a recognized player in this field and provides an opportunity to showcase the value that Ehave Connect adds for patients, clinicians and other leading publishers of mental health assessments, which we anticipate will attract additional partners.

The Hospital for Sick Children

In December 2011, we entered into a collaboration with Toronto’s Hospital for Sick Children to identify the clinical needs, design and processes required to create clinical grade toolsets. In addition to specific tools, we have developed a content delivery and patient data platform, known as Resource Knowledge Information Access that enables content to be deployed, monitored, analyzed and accessed remotely by clinicians and patients. These tools were used during randomized control studies of the MegaTeam game, and will be used in future trials with the Hospital for Sick Children.

Third-party Contract Services

We believe that we have the expertise of understanding the complexities of mental health assessments and rehabilitation methodologies, along with game design and programming. Researchers and developers of digital applications for mental health may recognize the advantage of engaged users, but lack the expertise in game based translation. We intend to market our company to researchers and developers with fee-based services to enhance their digital applications. We are working closely with mental health research networks to avail our existing MegaTeam and NinjaReflex tools as well as our programming expertise to enhance and commercialize new products and services.

We believe that Ehave Connect is uniquely suited to enhance the development and commercialization of various therapies for mental health conditions, through collaboration with pharmaceutical companies, facilitating the capture and management of clinical data for regulatory trials or post-market validation. Our platform enables the capture of trial data directly from patients and clinicians, and lowers the need of clinical trial coordinators, data clerks and other staff that make clinical trials expensive. In this capacity, we may act as a contract research organization (CRO) for pharmaceutical, biotechnology and medical device industries, as well as research institutions, universities and government organizations, to help in development, commercialization, clinical research and clinical trials management. In March 2018, we entered in an agreement with Revive and Aequus for the use of the Ehave Connect platform in each of Revive’s and Aequus’s clinical studies.

Business Strategy

Our business strategy is to develop and market Ehave Connect in an effective and timely manner and gain access to additional technologies at a time and in a manner that we believe is best for our development.  We intend to achieve our business strategy by focusing on these key areas:

•	developing Ehave Connect to expand its capabilities in delivery of proprietary and third party content;

•	expanding MegaTeam and Ninja Reflex with additional game titles, and participate in further clinical studies with Hospital for Sick Children on the CHILD-BRIGHT network, which is a Canadian research network that aims to improve the lives of children with brain-based development disabilities we are a partner to and provider of in-kind services and support);

•	forming strategic alliances with selected licensed producers of medical cannabis and publishers of psychological assessments, at a time and in a manner where such alliances may complement and expand our research and development efforts on the product and provide sales and marketing capabilities;

•	developing relationships with pharmaceutical and insurance companies that could be instrumental in deploying our technology to drug development and treatment monitoring; and

•	developing relationships with companies that could be instrumental in assisting us to access other innovative therapeutics.

Our business strategy is based on attaining a number of commercial objectives, which, in turn, are supported by a number of product development goals.  Our product development presently being conducted is primarily of a research and development nature.

Market

We anticipate that the principal markets in which our products will compete will initially include North America. Thereafter, we hope to expand our markets to Europe and Asia. Currently our products are being deployed in Canada. We plan to launch Ehave Connect in the United States in 2018.

Mental healthcare, including its assessment and treatment, is a significant market. Forty-four million adults in the United States are estimated to experience mental illness per year, which is 20% of the population. The size of the U.S. mental health treatment market is $113 billion, and the size of private insurance spending on mental health is $32 billion. The size of the cognitive assessment market world-wide is over $2.4 billion. (Source: Mental Health America - State of Mental Health Report, 2016; SAMSHA Spending Estimates Project, 2010; MarketsandMarkets, 2015).

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

For our MegaTeam and Ninja Reflex game applications, we are aware of a few competitors, including Akili Ineractive, Attentiv, Myndlift and C8Sciences. Many of these companies are currently conducting clinical trials. Our strategy for game development starts from using known proven clinical measures rather than creating new measures, and we believe that the advantage of this methodology is that broad normative data does not need to be established and the barrier to clinical adoption may be lower with known measures that clinicians are already comfortable with.

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

Regulatory Requirements

Our future business operations and activities in the U.S. may be directly or indirectly subject to subject to certain federal and state laws relating to the privacy and security of health information, and state and federal laws designed to guard against healthcare fraud and abuse, including, but not limited to, those described below.

•	HIPAA, as amended by HITECH, established comprehensive requirements related to the privacy, security, and transmission of individually identifiable health information. It governs patient privacy practices of healthcare providers, health plans, and healthcare clearinghouses (or “covered entities”), as well as their respective business associates to the extent that they perform services for or on behalf of the covered entities that involve the use or disclosure of protected health information. HIPAA also mandates notification in the event of a breach and regulates standardization of data content, codes and formats used in healthcare transactions. Covered entities and business associates may be subject to significant civil and criminal penalties, as well as enforcement by state attorneys general, for violations of HIPAA or its implementing regulations.

•	HIPAA also imposes federal criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters.

•	The federal Anti-Kickback Statute which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order, or recommendation of, an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs.

•	The federal Civil False Claims Act imposes liability on any person or entity, which, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The “qui tam” or “whistleblower” provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government, alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery.

•	The federal Civil Monetary Penalties Law prohibits, among other things, the offering or transfer of remuneration to a Medicare or state health care program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state health care program, unless an exception applies.

•	Analogous state fraud and abuse laws and regulations, such as state anti-kickback and false claims laws, may apply to items or services reimbursed under Medicaid, other state programs, or, in some states, private third-party payors. In addition, many U.S. states have enacted patient confidentiality laws that protect against the disclosure of confidential medical information, and many states have adopted or are considering adopting further legislation in this area, including privacy safeguards, security standards, and data security breach notification requirements. These state laws, which may be even more stringent than the HIPAA requirements, many of which differ from each other in significant ways and are often not preempted by the federal requirements.

FDA's Medical Device Regulation

The FDA has broad authority over the regulation of medical devices marketed for sale in the United States. The FDA regulates the research, clinical testing, manufacturing, safety, labeling, storage, recordkeeping, premarket clearance or approval, promotion, distribution and production of medical devices. The FDA also regulates the export of medical devices manufactured in the United States to international markets.

Under the Food, Drug, and Cosmetic Act, or FDCA, the FDA classifies medical devices into one of three classes: Class 1, Class 2 or Class 3. Medical devices deemed to pose lower risk are placed into either Class 1 or Class 2.

Class 1 medical devices are deemed to pose the lowest risk to the patient. Accordingly, Class 1 medical devices are subject to the lowest degree of regulatory scrutiny and need only comply with the FDA's General Controls. The General Controls include compliance with the registration, listing, adverse event reporting requirements, and applicable portions of the Quality Systems Regulation, or QSR, as well as the general misbranding and adulteration prohibitions. Unless specifically exempted in the regulations, general controls require a company that intends to market a Class 1 medical device, like us, to gain clearance for marketing through the 510(k) process. Many Class 1 medical devices, however, are exempt from 510(k) clearance because the level of risk is low.

Class 2 medical devices are considered higher risk devices than Class I medical devices. Class 2 medical devices are subject to General Controls as well as additional Special Controls. Special Controls may include labeling requirements, mandatory performance standards, and post market surveillance. Generally companies that intend to market Class 2 medical devices, like us, must comply with applicable regulations and submit a 510(k) premarket submission for review to receive clearance to list and market their medical devices. The 510(k) must establish substantial equivalence to a predicate medical device. Some Class 2 medical devices are exempt from filing a 510(k) but in some instances, Class II medical devices may be required to file a Premarket Approval, or PMA, application.

Medical devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared medical device, are classified as Class 3 medical devices and require a PMA before commercialization.

All medical device manufacturers must register their establishments with the FDA; such registrations require the payment of user fees. In addition, both 510(k) premarket submissions and PMA applications are subject to the payment of user fees, paid at the time of submission for FDA review.

The use of forms and tools for the measurement and assessment of behavioral and cognitive abilities are considered computerized cognitive assessment aids by the FDA. The FDA currently classifies such products as Class II medical devices. Currently we are engaging in clinical trials of Ehave MegaTeam games outside of the United States. Such clinical trials are being performed to prove efficacy and may have supporting evidence in the event that we filed an marketing application in the United States and the FDA requires this data before we are able to market, advertise or sell our Ehave MegaTeam games in the United States.

510(k) Clearance Pathway

If required to obtain 510(k) clearance for our Ehave MegaTeam games or any other computerized cognitive assessment aid products in the future, such products may be classified as medical devices and we would may be required to submit a premarket notification demonstrating that the proposed medical device is substantially equivalent to a previously cleared 510(k) device. FDA's 510(k) clearance pathway usually takes from three to twelve months. On average the review time is approximately six months, but it can take significantly longer than twelve months in some instances, as the FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence.

After a medical device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, require a PMA. The FDA requires each manufacturer to determine whether the proposed change requires submission of a new 510(k) notice, or a premarket approval, but the FDA can review any such decision and can disagree with a manufacturer's determination. If the FDA disagrees with a manufacturer's determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or premarket approval is obtained. If the FDA requires us to seek 510(k) clearance or premarket approval for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain this clearance or approval. Also, in these circumstances, we may be subject to significant regulatory fines or penalties. We have made and plan to continue to make additional product enhancements to products that we believe do not require new 510(k) clearances, but we cannot guarantee that the future enhancements, should they occur, will be exempt from new 510(k) clearances.

De Novo Reclassification

If we decide to market, advertise or sell our Ehave MegaTeam games or any other any other computerized cognitive assessment aid products in the future, such products may not have a suitable predicate medical device to be cleared as a 510(k) medical device. If the FDA finds that there is no suitable predicate medical device, it will automatically be considered our Ehave MegaTeam games or any other computerized cognitive assessment aid products that we apply for clearance to market, advertise or sell in the future a Class III medical device. However, in instances where a medical device is novel and there is no suitable predicate device, but that medical device is deemed to be of low to moderate risk, the FDA may reclassify the device to Class I or Class II via de novo reclassification petition pathway. This process involves the submission of a de novo reclassification petition, and the FDA's acceptance that “special controls” are adequate to ensure the product’s performance and safety.

The FDA now allows de novo reclassification petitions, a mechanism by which a sponsor can directly submit a detailed de novo reclassification petition as the device’s initial submission without having to first receive a not substantially equivalent, or NSE, decision on a 510(k) submission. Historically, the de novo reclassification pathway typically would take at least 9 to 12 months from filing to clearance. Since the enactment of the 21st Century Cures Act, de novo classification petitions may be submitted to the FDA at any time and does not require a FDA finding of not substantially equivalent to a 510(k) application before the petition is made. FDA must respond to any de novo classification requests within 120 days of a completed petition.

In the future, we may decide to submit a de novo reclassification petition for our Ehave MegaTeam games or any other computerized cognitive assessment aid products that we may develop. To support a de novo reclassification petition, our objective would be to demonstrate that the proposed medical device poses a low to moderate risk to patients. If the FDA determines that such a product is not a candidate for de novo reclassification, it will require approval of the device for market through the PMA application process.

Alternatively, if we seek 510(k) clearance and our medical device is found not substantially equivalent, or NSE, the FDA will consider a de novo petition if our proposed medical device has been determined to be NSE due to: (1) the lack of an identifiable predicate medical device, (2) a new intended use, or (3) different technological characteristics to a predicate device that raise different questions of safety and effectiveness. The de novo classification request should include a description of the medical device, labeling for the device, reasons for the recommended classification and information to support the recommendation. Should the FDA believe our proposed medical device’s general controls or general and special controls provides reasonable assurance of safety and effectiveness, the FDA may classify our medical device as a Class II medical device. If the FDA classifies the device into Class II, we will then receive an approval order to market the device. This device type can then be used as a predicate device for future 510(k) submissions. However, if the FDA subsequently determines that the device will remain in the Class III category, then we may not be marketed until we have obtained a PMA.

Premarket Approval Pathway

A PMA application must be submitted if a medical device cannot be cleared through the 510(k) process or by de novo reclassification petition. The PMA application process is generally more costly and time consuming than the 510(k) process. A PMA application must be supported by extensive data including, but not limited to, analytical, preclinical, clinical trials, manufacturing, statutory preapproval inspections, and labeling to demonstrate to the FDA's satisfaction the safety and effectiveness of the medical device for its intended use.

After a PMA application is sufficiently complete, the FDA will accept the application and begin an in-depth review of the submitted information. By statute, the FDA has 180 days to review the "accepted application," although, generally, review of the application can take between one and three years, but it may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the medical device. The preapproval inspections conducted by the FDA include an evaluation of the manufacturing facility to ensure compliance with the QSR, as well as inspections of the clinical trial sites by the Bioresearch Monitoring group to evaluate compliance with good clinical practice and human subject protections. New premarket approval applications or premarket approval application supplements are required for modifications that affect the safety or effectiveness of the medical device, including, for example, certain types of modifications to the medical device's indication for use, manufacturing process, labeling and design. Significant changes to an approved PMA require a 180-day supplement, whereas less substantive changes may utilize a 30-day notice, or the 135-day supplement. PMA supplements often require submission of the same type of information as a PMA application, except that the supplement is limited to information needed to support any changes from the medical device covered by the original PMA application, and may not require as extensive clinical data or the convening of an advisory panel. None of our products are currently approved under a premarket approval and we do not believe that we will ever have a product that requires a PMA.

Clinical Trials

Clinical trials are almost always required to support a PMA application or de novo reclassification petition and are sometimes required for a 510(k) premarket notification. If we decide to market, advertise or sell our Ehave MegaTeam and NinjaReflex games or any other any other computerized cognitive assessment aid products that we may develop in the future, and if the FDA believes that such product presents a potential “significant risk” to health, safety, or the welfare of a human subject, the FDA may require us to collect safety and effectiveness data on human subjects regardless of our device’s classification. If we are required to collect data on human subjects, the FDA will require us to file an application for an Investigational Device Exemption, or IDE with the FDA and obtain IDE approval prior to commencing the human clinical trials. The IDE application must be supported by appropriate pre-clinical data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a “non-significant risk” device and eligible for more abbreviated investigational device exemption requirements. Clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the appropriate institutional review boards at the clinical trial sites. Future clinical trials of our motion preservation designs will require that we obtain an IDE from the FDA prior to commencing clinical trials and that the trial be conducted under the oversight of an institutional review board at the clinical trial site. Our clinical trials must be conducted in accordance with FDA regulations and other federal and state regulations concerning human subject protection, including informed consent and healthcare privacy. A clinical trial may be suspended by the FDA or the IRB at any time for various reasons, including a belief that the risks to the study participants outweigh the benefits of participation in the study. Even if a study is completed, the results of our clinical trials may not demonstrate the safety and efficacy of the medical device, or may be equivocal or otherwise not be sufficient to obtain approval of our Ehave MegaTeam and NinjaReflex game or any other computerized cognitive assessment aid products that we may develop in the future. At this time, we do not plan on marketing, advertising or selling our Ehave MegaTeam and NinjaReflex games or any other computerized cognitive assessment aid products in the United States and therefore, do not anticipate performing clinical trials in the United States.

Patents and Trade Secrets

The patent positions and proprietary rights of pharmaceutical and biotechnology firms, including us, are generally uncertain and involve complex legal and factual questions. We believe there will continue to be significant litigation in the industry regarding patent and other intellectual property rights.

We have not registered any patents in respect of Ehave Connect, Megateam and NinjaReflex ; however we maintain our proprietary server architecture and mobile applications as trade secrets. We have registered the trade name “Ehave, Inc.” and owns the domain “ehave.com.”

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

We currently lease approximately 1,636 square feet of office space located at 277 Lakeshore Road East, Suite 203, Oakville, Ontario, Canada. The term under our lease agreement, as amended on April 6, 2018, will expire on May 1, 2020. We do not own or lease any other office space, manufacturing facilities or equipment and do not have any current plans to construct or acquire any facilities.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this Annual Report on Form 20-F. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, including our belief as to the potential of MegaTeam applications as an effective remediation tool for ADHD and our expectations as to the success of our research and development and Ehave Connect platform and related content distribution in 2018 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties]. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 20-F, particularly those in “Item 3. Key Information – D. Risk Factors.” See also “Special Note Regarding Forward-Looking Statements.”

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

Overview

We are creating a medical cannabis and mental health data platform that integrates with our proprietary and third-party assessment and therapeutic digital applications. Our product focus is based on three tiers of activities: (1) MegaTeam and Ninja Reflex, our clinically validated digital assessment and rehabilitation software that is engaging for the patient, (2) adaptation of custom and third-party clinically validated digital assessment and rehabilitation software for enhanced patient engagement and data modeling, and (3) Ehave Connect, our advanced mental health and medical cannabis informatics and digital application delivery platform. We intend to provide technology solutions to clinicians, patients, researchers, pharmaceutical companies and payors.

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

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

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

Financial Overview

Our operations have been funded, to date, primarily through the sale of our common shares in a public offering and series of private placements of convertible notes and warrants. From our inception through December 31, 2017, we have raised an aggregate of approximately $2,292,516 to fund our operations, of which approximately $366,455 was from our public offering in June 2016, and approximately $1,961,764 was from the issuance of convertible notes and warrants. In addition, we received additional aggregate investments of $1,924,582 from private placements of convertible notes and warrants that closed in each of January and March of 2018.

Operating Losses

Since our inception, we have incurred significant operating losses. Our net losses were $4,141,613 and $1,502,204 for the year ended December 31, 2017 and 2016, respectively. As of December 31, 2017, we had an accumulated deficit of $6,989,124. We expect to continue to incur significant expenses and operating losses over the next several years. Our net losses may fluctuate significantly from quarter to quarter and from year to year. We anticipate that our expenses will increase significantly as we plan to continue development and commercialization of Ehave Connect and MegaTeam and NinjaReflex products as well as to engage in continuing research and development related to products and services.

A.	Operating Results

Years Ended December 31, 2017, and December 31, 2016

Revenues

We earned total revenue of $78,260 during the year ended December 31, 2017, compared to no revenue during the year ended December 31, 2016. This increase was primarily due to proceeds for professional services pursuant to contracts we entered into with MedReleaf for customizations for its digital intake portal and CHT for its demonstration platform.

Operating Expenses

Our total operating expenses for the year ended December 31, 2017 was $1,260,574 compared to $1,110,847 in 2016, an increase of $149,727. The increase in operating expenses is primarily due to an increase in overall operating activity due to available funding. Major areas of increased activity include additions to the team. The operating expenses for the year ended December 31, 2017, consisted of salaries of $560,440, rent of $26,235, professional fees of $223,928, insurance expenses of $10,277, travel expenses of $12,112, software development of $189,976, communications of $231,662 and general and administrative expenses of $5,944.The operating expenses for the year ended December 31, 2016, consisted of salaries of $292,389, rent of $35,328, professional fees of $378,156, insurance expenses of $5,110, travel expenses of $30,608, software development of $221,688, communications of $108,175 and general and administrative expenses of $39,393. We believe that the upward trend in operating expenses will continue as we further develop our products for distribution and advance our capital markets objectives.

	For the years ended December 31,
	2017	2016
	$	$
Operating Expenses
Salaries	560,440	292,389
Rent	26,235	35,328
Professional fees	223,928	378,156
Insurance	10,277	5,110
Travel	12,112	30,608
Communications	231,662	108,175
Software development	189,976	221,688
General and administrative	5,944	39,393
Total operating expenses	1,260,574	1,110,847
Other expenses
Warrant expense	2,745,731	301,606

Salaries

For the years ended December 31,
2017	2016	Increase	%
$	$	(decrease)	Change

560,440	292,389	268,051	92

The increase in salaries is primarily attributable to an increase in the number of employees and full year salaries. During the year ended December 31, 2017, we had stock options expense of $139,758 related to stock option grants to our CEO and CTO that is not included in salaries.

Professional Fees

For the years ended December 31,
2017	2016	Increase	%
$	$	(decrease)	Change

223,928	378,156	(154,228)	41

The decrease in professional fees is primarily attributable to the hiring of full time employees.

Communications

For the years ended December 31,
2017	2016	Increase	%
$	$	(decrease)	Change

231,663	108,175	123,487	114

We continued to incur communications expenses due to the listing of our common shares on the OTCQB Venture Market in 2017. In connection with our SEC filings, we engaged communications consultants to assist in the preparation, assembly and dissemination of relevant information.

Software Development

For the years ended December 31,
2017	2015	Increase	%
$	$	(decrease)	Change

189,976	221,688	(31,712)	14

The decrease in software development expenses is due to the addition of 3 full-time equivalent personnel during the year ended in December 31, 2017

Warrant Expense

For the years ended December 31,
2017	2016	Increase	%
$	$	(decrease)	Change

2,745,731	301,666	2,444,125	810

The increase in warrant expense is due to the issuance of warrants to purchase 5,433,230 common shares, as compared to the issuance of warrants to purchase 12,645,476 common shares in 2016, associated with our fundraising.

Net Loss

Net loss for the year ended December 31, 2017, was $4,141,613 as compared to a net loss of $1,502,204 in 2016.

B.	Liquidity and Capital Resources

Through December 31, 2017, we have incurred an accumulated deficit of $6,989,124, primarily as a result of expenses incurred through a combination of development and commercialization activities related to our products and general and administrative expenses supporting those activities, as well as a net loss of $4,141,613 and negative operating cash flows. Our total cash and cash equivalents balance as of December 31, 2017 was $3,671. At December 31, 2017, we had working capital deficit of $1,830,282, of which $1,092,047 relates to convertible notes convertible into common shares subsequent to the year ended December 31, 2017. We anticipate that we will continue to incur losses and negative cash flows from operations, and that such losses will increase over the next several years due to development costs associated with our MegaTeam, Ninja Reflex and Ehave Connect products, until our products reach commercial profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, we only have sufficient resources to fund operations through September 1, 2018. Therefore, there is substantial doubt about our ability to continue as a going concern.

Our plans include the continued commercialization of our products and raising capital through a combination of equity offerings, debt financings, other third-party funding and other collaborations and strategic partnerships. There are no assurances, however, that we will be successful in obtaining the level of financing needed for our operations. We are exploring various financing options including equity funding and strategic collaboration. However, there are no assurances that we will be successful in obtaining the level of financing needed for our operations or that any such financing would be on terms favorable to us. Any future financing may involve substantial dilution to existing investors. If we are unsuccessful in commercializing our products and raising capital, we may need to reduce activities, curtail or cease operations.

In 2013 and 2014 we entered into convertible loan agreements with investors, including our President and Chief Executive Officer, and affiliates of his, and a former director, pursuant to which such investors loaned us an aggregate of CDN$490,000. All of the loans were converted into an aggregate of 13,176,094 common shares on December 15, 2014.

We received approximately CDN$491,204 in grants in connection with our collaboration with the Hospital and CDN$225,000 from Canada-Israel Research and Development Foundation. In addition, we received aggregate gross proceeds of CDN$490,000 pursuant to our convertible loan and an aggregate of CDN$75,000 from the sale of equity securities in December 2014 and March 2015.

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

On November 14, 2016, we entered into a definitive securities purchase agreement to sell up to $1,500,026 of convertible promissory notes and warrants in multiple closings in a private placement. We used the net proceeds from the private placement to further the development of Ehave Connect, for MegaTeam clinical trials, for general marketing and investor relations’ purposes, and for working capital. As of December 31, 2016, we received $259,357 of $309,357 of the firmly committed amount and waived $50,000 of the firmly committed amount for future reassignment as permitted under the agreement. Certain lenders have notified us that it will not elect to fund an aggregate of $683,130 of additional loans and have permitted its reassignment, of which $489,368 has been reassigned. In the year ended December 31, 2017, we issued additional convertible promissory notes in an aggregate principal amount of $609,826 pursuant to the note and warrant purchase agreement. As of December 31, 2017, we had received total proceeds of $869,183 pursuant to the note and warrant purchase agreement. Although there are remaining commitments under the note and warrant purchase agreement, we have not received funds thereunder since May 2017.

On July 27, 2017, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $134,575 (CDN$169,000).

On October 11, 2017, we entered into Investor Letters, pursuant to which certain persons agreed to purchase our securities on similar terms as certain of our offerings that are consummated prior to December 31, 2017, or, if such an offering is not consummated, the purchase amount will be converted into a secured promissory note that matures on January 31, 2018 (which, at the investor’s option, may be converted into our common shares). We received aggregate proceeds of $100,000. No such offerings consummated prior to December 31, 2017, and such notes were converted into unsecured promissory notes on January 31, 2018.

On November 15, 2017, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $196,237. Lenders of the promissory notes were issued 2,133,333 common share warrants at an exercise price of $0.075 per share with an expiry date of November 16, 2022. On January 31, 2018 $148,745 of the promissory notes were repaid and $47,932 of the promissory notes were exchanged for unsecured convertible debentures.

We earned total revenue of $78,260 during the year ended December 31, 2017, for providing services pursuant to contracts we entered into with MedReleaf for customizations for its digital intake portal and CHT for its demonstration platform.

On January 31, 2018, the Company entered into a secured convertible debenture agreement (the “Secured Debentures”) for total proceeds of $1,218,620 (CDN$1,500,000), issued in two installments. The Secured Debentures are secured against certain of our assets. Under the terms of the Secured Debentures, the principal amount and accrued interest is convertible into common shares of the Company at a conversion price equal to 75% the issue price of common shares under a qualified offering. The conversion of the Secured Debentures is at the option of the holder. At the time of conversion, the holder will also receive an equal amount of common share purchase warrants with an exercise price equal to the issue price. The Secured Debentures are due on July 31, 2018 and bear interest at 10% per annum. The initial installment of the Secured Debentures was issued on January 31, 2018 for proceeds of $609,310 (CDN$750,000). On March 19, 2018, the final instalment of $573,307 (CDN$750,000) was received. The Secured Debentures are secured against the general assets and intellectual property of the Company.

On January 31, 2018, promissory notes with an aggregate principal amount of $311,967 (CDN$384,000) outstanding at December 31, 2017 were exchanged for unsecured convertible debentures (the “Unsecured Debentures”). From January 1, 2018 to January 31, 2018, the Company issued an additional $20,098 (CDN$25,000) Unsecured Debentures for total proceeds of $332,065 (CDN$409,000). On March 19, 2018, an installment of the Unsecured Debentures in the amount of $382,263 (CDN$500,000) was received. Under the terms of the Unsecured Debentures, the principal amount and accrued interest is convertible into common shares of the Company at a conversion price equal to 75% the issue price of common shares under a qualified offering. The conversion of the Unsecured Debentures is at the option of the holder. At the time of conversion, the holder will also receive 120% of the amount of the common shares issued of common share purchase warrants with an exercise price equal to the issue price. The Unsecured Debentures are due on July 31, 2018 and bear interest at 10% per annum.

On February 1, 2018, the Company repaid CDN$60,000 of promissory notes outstanding at December 31, 2017. The balance of the promissory notes due to Scott Woodrow, a Director of the Company, was exchanged for an unsecured convertible debenture in the amount of CDN$59,000.

The proceeds from these private placements were used for general working capital purposes, particularly the development and marketing of our platform, Ehave Connect.

Operating Activities

Net cash used in operating activities increased to $977,372 for the year ended December 31, 2017, from $760,495 for the year ended December 31, 2016. The increase in net cash used in the year ended December 31, 2017 of $216,877 was primarily due to increased operating expenses as described above under “–A. Operating Results—Operating Expenses.”

Investing Activities

Net cash provided by investing activities increased to $450,229 for the year ended December 31, 2017, from ($14,667) for the year ended December 31, 2016. The increase in net cash provided in the year ended December 31, 2017, was primarily due to the effect of foreign exchange fluctuations on the holding of cash in Canadian dollar accounts

Financing Activities

Net cash provided by financing activities decreased to $524,033 for the year ended December 31, 2017, from $766,812 for the year ended December 31, 2016. The decrease in net cash provided by financing activities in the year ended December 31, 2017 was primarily due to the decreased amount raised from the private placement of convertible notes and promissory notes raised in the year ended December 31, 2017, compared to the year ended December 31, 2016.

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

We spent $189,976 and $221,688 on software development in 2017 and 2016, respectively. These amounts were spent on the development or improvement of our technologies and products, including salary paid to our employees engaged in research and development activities. During the twelve months ended December 31, 2017, we had 5 employees engaged in our research and development activities, compared to 4 employees engaged in research and development activities during the twelve months ended December 31, 2016. See the disclosure in “Item 4. Information on the Company B. Business Overview” for further information on the Company’s research and development policies.

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

F.	Tabular Disclosure of Contractual Obligations

We have the following contractual obligations as of December 31, 2017:

Contractual Obligations	Payments Due by Period
	Total $	Less than 1 year $	2-3 years $	4-5 years $	After 5 years $
Capital lease obligations	-	-	-	-	-
Operating lease (1)	109,679	45,893	63,786	-	-
Purchase obligations	-	-	-	-	-
Other long term obligations	-	-	-	-	-
Total contractual obligations	109,679	45,893	63,786	-	-

Note:

(1)	Our operating leases are comprised of our office leases and exclude our portion of operating costs.

We expect to fund our capital expenditure requirements and commitments with existing working capital.

G.	Safe Harbor

We seek safe harbor for our forward-looking statements contained in Items 5.E and F.  See “Cautionary Note Regarding Forward-Looking Statements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the names, ages and positions of our current board members and executive officers:

Name	Age	Position with the Company	Director of the Company Since
Scott Woodrow	46	Founder, Director	October 31, 2011
Prateek Dwivedi	46	President, Chief Executive Officer, Director	November 18, 2016
Dr. Ted Witek	60	Chairman of the Board, Director	November 18, 2016
Steve Stefano	63	Director	November 18, 2016
Dr. Harry Levy	74	Director	November 18, 2016
Dianne Parsons	54	Acting Chief Financial Officer and Controller	Not applicable
David Goyette	57	Chief Technology Officer	Not applicable

The business address of our officers and directors is c/o Ehave, Inc., 277 Lakeshore Road East, Suite 203, Oakville, Ontario, Canada L6J 6J3.

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

Biographies

Ted Witek, Chairman of the Board, Director

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

Prateek Dwivedi, President, Chief Executive Officer, Director

Prateek (Teek) Dwivedi is the chief executive officer of Ehave, bringing 20 years of technology and healthcare leadership experience. Prior to joining Ehave in 2015, Teek led Cancer Informatics at Princess Margaret Hospital at the University Health Network in Toronto, Canada. In this position, Teek was responsible for building a next generation health and research informatics platform designed to capture and analyze cancer patient data. From 2008 to 2011, Teek was the Vice President and Chief Information Officer at Mount Sinai Hospital in Toronto, where he led a 170+ person team responsible for technology infrastructure. At Mount Sinai, Teek was instrumental in implementing a personalized medicine informatics platform strategy.

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

Scott Woodrow, Founder, Director

Scott Woodrow is a Founder and Director of Ehave, Inc. From October 2011 through April 2018, Scott served as the Company’s Chief Financial Officer, and from July 31, 2018 through April 2018, Scott served as the Company’s VP Corporate and Business Development. Scott formed the company through his understanding and experience with the significant gaps that exist between the treatment of mental health and other healthcare needs. Scott has been involved in healthcare technologies for over 20 years, starting in an advisory capacity and growing through active investment and finally in the establishment of Ehave, Inc. Scott is passionate about improving the human condition and believes strongly that the unlimited capacity of the human mind is our greatest gift. Scott is involved with many healthcare industry and research institutions in assisting the advancement of technologies and bringing solutions from the bench to the clinic. Scott is an active volunteer in the community and is a Board member of the Zareinu Education Centre – a school for children with mild and severe physical and mental disabilities.

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

Dianne Parsons, Acting Chief Financial Officer and Controller

Dianne Parsons was appointed as the acting chief financial officer in April 2018. Prior to joining Ehave, Dianne has held senior financial officer positions focused on strategic planning, operations and financial management in technology-based businesses, turnaround management situations, and manufacturing. In addition to her role at Ehave, Ms. Parsons provides consulting services to Alpha Cancer Technologies Inc. since May 2016 and has held a part time CFO position with Alpha Cancer Technologies Inc. since January 2017. Ms. Parsons holds a Master of Accounting degree from the University of Waterloo and is a Chartered Professional Accountant and Chartered Accountant.

David Goyette, Chief Technology Officer

David Goyette is the chief technology officer of Ehave, Inc. Dave joined Ehave in December 2016 and brings over 30 years of technology, software architecture, and innovation experience in healthcare, imaging solutions, embedded systems, distributed systems, and gaming. Dave’s most recent experience includes the position of software architect for the Cancer Informatics program at Princess Margaret Hospital at University Health Network in Toronto. Dave was also recently a software architect at Symcor, responsible for architecting and designing a next generation platform to be used by new initiatives. Prior to these positions, Dave designed and implemented the next generation console and analytic tools for Novadaq’s SPY fluorescent imaging platform (Dave co-authored several patents for this product). Before Novadaq, Dave proposed a concept for a new MMOG game to the Montecito Picture Company, and partnered with them on developing the concept and building a prototype in cooperation with a team of artists and game developers from Seneca at York.

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

Directors

In the year ended December 31, 2017, each director who is not a salaried employee of the Company earned a fee of $33,000, which will be paid in 2018.

Directors, annually, may elect to take up to 100% of their respective annual retainer in either options or restricted share awards.

Officers

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to our officers in 2017. Our officers are paid fees in Canadian dollars. These amounts are presented in U.S. dollars and have been converted at the rate of exchange as of December 29, 2017, the last business day prior to December 31, 2017 ($1.00 = CDN$1.2571).

Name and principal position	Year	Salary $	Share- based awards $ (1)	Option- based awards $ (1)	Bonus $	All other compensation $		Total compensation $
Prateek Dwivedi	2017	304,572	N/A	2,672	N/A	N/A		423,098
Chief Executive Officer	2016	25,853	N/A	73,435	N/A	N/A		106,935
(2)	2015	N/A	N/A	N/A	N/A	N/A		N/A

Scott Woodrow	2017	0	N/A	N/A	N/A	116,238	(3)	116,238
Former Chief Executive Officer, Former Chief Financial Officer and VP of Corporate and Business Development	2016	236,525	N/A	N/A	N/A	N/A		236,525
(1)(2)	2015	192,783	N/A	N/A	N/A	N/A		192,783

David Goyette	2017	154,214	N/A	137,086	N/A	N/A		398,893
Chief Technology Officer	2016	13,315	N/A	N/A	N/A	N/A		16,667
	2015	N/A	N/A	N/A	N/A	N/A		N/A

Notes:

(1)	The value of share and option based awards are based on the grant date assumptions as disclosed in Note 7 ” Stock Based Compensation” in our 2017 audited financial statements.
(2)	On December 1, 2016, Mr. Woodrow resigned as President and Chief Executive Officer and Mr. Dwivedi was appointed President and Chief Executive Officer. As of April 23, 2018, Mr. Woodrow ceased to serve as our chief financial officer.
(3)	Consulting fees paid to NView Management Inc. pursuant to the Services Agreement with the Company, dated January 15, 2017. Scott Woodrow is the president of the NView Management Inc., and provided services as Vice President Corporate and Business Development.

Narrative Discussion

We have entered into employment agreements with each of the following Executive Officers (each an “Employment Agreement”).  Pursuant to the terms of the Employment Agreements, the salary for the year 2018 are:

Name and principal position	Year	Salary $(1)
Mr. Prateek Dwivedi	2018	304,572
Chief Executive Officer
Mr. David Goyette	2018	154,214
Chief Technology Officer

(1)	Our officers are paid fees in Canadian dollars. These amounts are presented in U.S. dollars and have been converted at the rate of exchange ($1.00 = Cdn$1.2969).

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

Pursuant to the Employment Agreement with Prateek Dwivedi, dated July 25, 2016, we appointed Mr. Dwivedi as our chief executive officer, his employment to begin upon our achievement of the closure of a financing round in $500,000. Mr. Dwivedi’s annual base salary is set at $304,572 (CDN$395,000 converted at the rate of exchange of $1.00 = Cdn$1.2969), and he is eligible to receive a performance-based bonus from time to time, up to 100% of his annual base salary, subject to the approval and reasonable discretion of the board of directors as may be delegated to our Compensation Committee from time to time, in a combination of cash payments and the granting of option awards, again subject to the reasonable discretion of the board of directors. Notwithstanding the foregoing, Mr. Dwivedi shall be paid his discretionary bonus in the form of cash payments alone until he has received the equivalent of 50% of his annual base salary, after which time any additional discretionary bonus payments may be made as a combination of cash payments or option awards, subject to the reasonable discretion of the board of directors. On the date of Mr. Dwivedi’s hire, Mr. Dwivedi is entitled to receive an initial equity award of in the form of participation in our incentive stock option plan, of 5% of our total outstanding common shares, subject to regulatory approval (the “Initial Equity Award”). The Initial Equity Award will commence vesting immediately, with a vesting period of six (6) months. Conditional upon completion of the next financing round of $10 million, we will grant to Mr. Dwivedi a single one-time adjustment equity award in an amount sufficient to maintain his 5% share of our total outstanding common shares, subject to regulatory approval (the “Adjustment Equity Award”). The Adjustment Equity Award will commence vesting immediately, with a vesting period of twelve (12) months. In the event that Mr. Dwivedi’s employment with the Company is terminated without cause, vesting of the Initial Equity Award and the Adjustment Equity Award will occur in the normal course, as if Mr. Dwivedi’s employment had not terminated. If we terminate Mr. Dwivedi’s Employment Agreement for “cause” (as set forth in his Employment Agreement), Mr. Dwivedi shall receive payment of any salary and vacation pay earned to the date of termination, and any stock options will vest and be exercisable in accordance with the express terms of our stock option plan, as may be amended from time to time. We may terminate Mr. Dwivedi’s Employment Agreement without “cause,” by providing 6 to 24 months’ pay, depending on the duration of his service to the Company, in lieu of notice of termination, and Mr. Dwivedi will be entitled to a discretionary bonus for the period of pay in lieu of notice calculated as the average of the discretionary bonus received by him over the previous 3 years, or part thereof if his employment is terminated earlier than his 3rd anniversary date. Mr. Dwivedi may terminate his Employment Agreement for any reason at any time with 3 months’ written notice to the Company. Mr. Dwivedi may resign for “good reason” (as set forth in his Employment Agreement) within 60 days of him learning of the facts that are the basis for the resignation for good reason. Upon Mr. Dwivedi’s written notice tendering of his resignation for good reason, it shall be deemed that Mr. Dwivedi’s employment by the Company is terminated without cause. At the time of Mr. Dwivedi’s appointment, Mr. Dwivedi was also appointed to the board of directors.

On December 1, 2016, we entered into the Employment Agreement with David Goyette as our chief technology officer, his employment to begin upon our achievement of the closure of a financing round in CDN$500,000. Mr. Goyette’s annual base salary is set at $159,096 (CDN$200,000 converted at the rate of exchange as of December 29, 2017, the last business day prior to December 31, 2017, $1.00 = CDN$1.2571), and he is eligible to receive a performance-based bonus from time to time, up to 25% of his annual base salary, in cash, subject to the approval and sole discretion of the board of directors. On the date of Mr. Goyette’s hire, Mr. Goyette is entitled to receive an initial equity award of 365 common shares, subject to regulatory approval. Such award will commence vesting immediately, with a vesting period of 2 years. In the event that Mr. Goyette’s employment is terminated for any reason, vesting will cease immediately on the date of termination, and any unvested options will be forfeited. If we terminate Mr. Goyette’s Employment Agreement for “cause” (as set forth in his Employment Agreement), Mr. Goyette shall receive payment of any salary and vacation pay earned to the date of termination. We may terminate Mr. Goyette’s Employment Agreement without “cause,” by providing Mr. Goyette with the minimum notice (or pay in lieu of such notice) and severance pay (if any) to which he is entitled under the Employment Standards Act, 2000 or any amended or replacement legislation, plus any other minimum rights, benefits and entitlements to which he is entitled under the Employment Standards Act, 2000 at such time. Mr. Goyette may terminate his Employment Agreement for any reason at any time with 2 months’ written notice to the Company.

On April 28, 2018, we entered into a Services Agreement with Dianne Parsons, C.P.A., pursuant to which, as a contractor, she will provide services as controller and chief financial officer of the Company. The term of her engagement will continue until June 30, 2018, unless terminated by either the Company or Dianne upon one month prior notice. In addition, the Company may immediately terminate the Services Agreement, with no other obligations, upon default by Dianne in the performance of any of her obligations under the Services Agreement. For the term of the Services Agreement, the Company agreed to pay Dianne CDN$60 per hour for controller activities and CDN$105 per hour for chief financial officer activities.

We do not provide pension, retirement or similar benefits to its directors and executive officers. No funds were set aside or accrued by the Company during the fiscal year ended December 31, 2017, to provide pension, retirement or similar benefits to our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries. We do not currently have a stock appreciation rights plan.

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

Audit Committee

Our audit committee consists of Mr. Woodrow, Mr. Stefano and Mr. Levy. Mr. Woodrow serves as chairman of the audit committee. The audit committee ensures that the Company’s management has designed and implemented an effective system of internal financial controls, assesses the integrity of the financial statements and related financial disclosure of the Company, and reviews the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Additionally, the committee monitors and reports on the independence and performance of the Company’s independent auditors.

D.	Employees

The following table sets out the number of our employees at the end of each of the last three fiscal years by activity. All employees are located in Canada.

Activity	2017	2016	2015
Research and development	5	4	2
Operating	2	2	1
Total	7	6	3

E.	Share Ownership

The following table sets forth certain information as of May 14, 2018, regarding the beneficial ownership of our common shares by each of our directors and all of our executive officers and directors as a group.

	Number of common shares beneficially owned (1)		% of Outstanding common shares (2)
Directors and Executive Officers
Scott Woodrow	19,777,338	(3)	27.73%
Prateek Dwivedi	3,393,296	(4)	4.76%
David Goyette	605,261	(5)	0.86%
Dr. Ted Witek	-		-
Steve Stefano	-		-
Dr. Harry Levy	-		-
All officers and directors as a group (6 persons):	23,775,895		33.35%

Notes:

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 71,304,035 common shares issued and outstanding on May 14, 2018.

(3)	Includes 13,973,623 common shares beneficially owned by 2110345 Ontario Inc. and NView Management Inc. over which Mr. Woodrow has sole voting and dispositive power.

(4)	Includes options to purchase 3,271,047 common shares that are currently exercisable or exercisable within 60 days of May 14, 2018.

(5)	Includes options to purchase 580,811 common shares that are currently exercisable or exercisable within 60 days of May 14, 2018.

The following table sets forth the amount and terms of options to acquire common shares of our Company we have granted to our directors, senior management and key employees:

Name and office held	Number of Options	Date of Grant	Exercise Price	Expiry Date

Prateek Dwivedi Chief Executive Officer, President	2,808,359	November 28, 2016	0.12	November 28, 2021
David Goyette Chief Technology Officer	433,000	January 12, 2017	0.50	January 12, 2022
Prateek Dwivedi Chief Executive Officer, President	1,404,118	October 20, 2017	0.08	October 20, 2022
David Goyette Chief Technology Officer	274,415	October 20, 2017	0.08	October 20, 2022
Total:	4,919,892

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

The following table lists the beneficial ownership of our securities as of May 14, 2018, by each person known by us to be the beneficial owner of 5% or more of the outstanding shares of any class of our securities. As of May 14, 2018, 71,304,035 of our ordinary shares were outstanding. As at May 14, 2018, with the exception of Shareholders disclosed in “Item 6.E Share Ownership”, we are not aware of any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, our common shares, of more than 5% of the outstanding common shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Rocfrim, Inc. (2)(3)(4)	7,840,882	10.84%

Plazacorp Investments Limited(5)(6)	8,601,992	11.90%

David Stefansky (1)	8,801,176	12.17%

Eisenberg Family Foundation(7)	9,088,710	12.57%

(1)

Includes (i) 690,399 shares issuable upon the conversion of notes and (ii) 3,108,381 shares issuable upon the exercise of warrants that are currently convertible or exercisable within 60 days of May 14, 2018. Includes 5,590,791 common shares and shares issuable upon exercise of warrants beneficially owned by Bezalel Partners, LLC over which Mr. Stefansky has sole voting and dispositive power. Includes 988,206 shares issuable upon the exercise of warrants that are currently exercisable within 60 days of May 14, 2018 and 988,206 shares issuable upon the conversion of the convertible note outstanding as of May 14, 2018.

(2)

Includes 872,870 shares issuable upon the exercise of warrants that are currently exercisable within 60 days of May 14, 2018 and 872,870 shares issuable upon the conversion of the convertible note outstanding as of May 14, 2018.

(3)	Includes (i) 697,248 shares held by Rocpart Inc. ("Rocpart") over which Mr. Kaplan, as President of Rocpart has sole voting and dispositive power and (ii) 5,476,772 shares held by Rocfrim over which Mr. Kaplan has sole voting and dispositive power.
(4)	Jesse Kaplan, President of Rocfrim has sole voting and dispositive power over shares held by Rocfrim.
(5)	Sruli Weinrib, Vice President of Plazacorp has sole voting and dispositive power over shares held by Plazacorp.
(6)

Includes 888,615 shares issuable upon the exercise of warrants that are currently exercisable within 60 days of May 14, 2018 and 888,615 shares issuable upon the conversion of the convertible note outstanding as of May 14, 2018.

(8)

Solomon Eisenberg has sole voting and dispositive power over shares held by Eisenberg Family Foundation. Includes 4,544,355 shares issuable upon the conversion of the convertible note outstanding as of May 14, 2018.

The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders. Each of the above listed securities entitles the holder to one vote at our company’s shareholder meetings.

Changes in Percentage Ownership by Major Shareholders

As of May 14, 2018, Mr. Woodrow, a founder of the Company, beneficially owned 19,777,338 common shares, or 27.73%, of our then outstanding common shares.

As of May 15, 2017, Mr. Woodrow beneficially owned 19,777,338 common shares, or 27.73%, of our then outstanding common shares.

As of March 10, 2016, Mr. Woodrow beneficially owned 19,777,241 common shares, or 63.24%, of our then outstanding common shares.

As of March 10, 2016, Romena Holdings Inc. beneficially owned 5,000,000 common shares, or 17.81%, of our then outstanding common shares.

As of May 14, 2018, Rocfrim Inc. beneficially owned 7,840,882 common shares, or 10.84%, of our then outstanding common shares.

As of May 15, 2017, Rocfrim Inc. beneficially owned 7,449,646 common shares, or 9.6%, of our then outstanding common shares.

As of March 10, 2016, Rocfrim Inc. beneficially owned 5,476,772 common shares, or 16.32% of our then outstanding common shares.

As of May 14, 2018, Plazacorp Investments Limited beneficially owned 8,601,992 common shares, or 11.9%, of our then outstanding common shares.

As of May 15, 2017, Plazacorp Investments Limited beneficially owned 7,567,951 common shares, or 9.84%, of our then outstanding common shares.

As of March 10, 2016, Plazacorp Investments Limited beneficially owned 5,476,772 common shares, or 16.32% of our then outstanding common shares.

As of May 14, 2018, David Stefansky beneficially owned 8,801,176 common shares, or 12.17%, of our then outstanding common shares.

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

As of May 14, 2018, Eisenberg Family Foundation beneficially owned 9,088,710 common shares, or 12.57%, of our then outstanding common shares. Solomon Eisenberg has sole voting and dispositive power over shares held by Eisenberg Family Foundation.

Shares Held in the United States

The following table indicates, as of May 14, 2018, the total number of common shares issued and outstanding, the approximate total number of holders of record of common shares, the number of holders of record of common shares with U.S. addresses, the portion of the outstanding common shares held by U.S. holders of record, and the percentage of common shares held by U.S. holders of record. This table does not indicate beneficial ownership of common shares.

Total Number of Holders of Record	Total Number of Common Shares Issued and Outstanding	Number of US Holders of Record	Number of Common Shares Held by US Holders of Record	Percentage of Common Shares Held by US Holders of Record
48	71,304,035	11	34,027,278	47.72%

Change of Control

As of May 14, 2018, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.	Related Party Transactions

Other than the transactions described below, since January 1, 2017, we entered into related party transactions as follows:

•	We have entered into employment contracts with each of our officers (see Item 6).
•

We entered into an Investor Letter, dated October 11, 2017, with each of Scott Woodrow, Jesse Kaplan, PlazaCorp Investments Limited, Rocfrim Inc., Bezalel Partners LLC, and David Stefansky, pursuant to which such persons agreed to purchase securities of the Company on similar terms as certain offerings of the Company that are consummated prior to December 31, 2017, or, if such an offering is not consummated, the purchase amount will be converted into a secured promissory note that matures on January 31, 2018 (which, at the investor’s option, may be converted into common shares of the Company). Such investors are also entitled to additional warrant coverage in the event that we do not close such an offering prior to December 31, 2017. No such offering consummated prior to December 31, 2017, and such notes were converted into unsecured convertible debentures notes on January 31, 2018.

•

On July 27, 2017, the Company entered into a demand non-interest bearing secured promissory note with Scott Woodrow, a director of the Company, in the principal amount of $47,778 (CDN$60,000). In November 2017, the note was converted into a note with 626,513 attached warrants. Subsequently, the note has been repaid.

•

On July 27, 2017, the Company entered into a demand non-interest bearing secured promissory note with NView Management in the principal amount of $86,797 (CDN$109,000). Scott Woodrow, a director of the Company, is the controlling shareholder, director and President of NView Management, Currently, $45,490 (CDN$59,000) is outstanding on this note.

•	On October 11, 2017, the Company entered into a demand non-interest bearing unsecured promissory note with Scott Woodrow, a director of the Company, in the principal amount of $80,276 (CDN$100,000). On January 18, 2018 the note was exchanged for an unsecured convertible debenture.

37

•

We entered into a term sheet with Companion Healthcare Corporation (“CHC”), dated June 30, 2017, whereby CHC will acquire the exclusive rights to the Company’s informatics platform for use in companion animals, and we received a deposit of $135,232 for the Company’s fieldwork. License fees are to be established by a third party evaluator. Scott Woodrow, a director of the Company, is the President and a minority shareholder of CHC.

•	On November 14, 2016, we entered into a definitive securities purchase agreement to sell up to $1,500,026 of convertible promissory notes and warrants in multiple closings in a private placement. Each of Bezalel Partners, LLC (an entity over which Mr. Stefansky holds sole control), Rocfrim, Inc. and Plazacorp Investments Limited participated in the private placement committed to fund a total of $185,718 per such investor. As of May 14, 2018, Bazalel Partners, LLC has purchased convertible promissory notes in an aggregate principal amount of $55,358, Rocfrim, Inc. has purchased convertible promissory notes in an aggregate principal amount of $48,897 and Plazacorp Investments Limited has purchased convertible promissory notes in an aggregate principal amount of $49,779.

C.	Interests of Experts and Council

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

Except as otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since December 31, 2017.

ITEM 9. THE OFFER AND LISTING

A.	Offering and Listing Details

Our common shares have commented trading on the OTCQB Venture Market under the symbol EHVVF on November 21, 2016. Prior to that, there was no established market for our common shares. The last reported sales price of our common shares on June 12, 2018 on the OTCQB Venture Market was $0.044.  The following table sets forth the high and low per share sales prices for our common shares on the OTCQB Venture Market, for the periods indicated.

Annual Stock Information

OTCQB
	High	Low
2016	0.50	0.01
2017	0.50	0.04

Quarterly Stock Information

	High	Low
2016
Fourth Quarter	$0.50	$0.01
2017
First Quarter	$0.50	$0.2544
Second Quarter	$0.48	$0.2544
Third Quarter	$0.2544	$0.04
Fourth Quarter	$0.15	$0.06
2018
First Quarter	$0.085	$0.05359

Monthly Stock Information

Month	High	Low
December 2017	$0.09535	$0.06
January 2018	$0.085	$0.057
February 2018	$0.0749	$0.05359
March 2018	$0.07	$0.055
April 2018	$0.07	$0.05
May 2018	$0.067	$0.037
Through June 12, 2018	$0.05	$0.043

B.	Plan of Distribution

Not applicable

C.	Markets

Our common shares are traded/quoted on the OTCQB Venture Market under the symbol “EHVVF”.

D.	Selling Shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the Issue

Not applicable

ITEM 10.  ADDITIONAL INFORMATION

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

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

Annual and Special Meetings of Shareholders

Under the Act and our By-laws, we are required to mail a Notice of Meeting and Management Information Circular to registered shareholders not less than 21 days and not more than 50 days prior to the date of the meeting. Such materials must be filed concurrently with the applicable securities regulatory authorities in Canada and the US.  Subject to certain provisions of the By-laws, a quorum of two or more shareholders in person or represented by proxy holding or representing by proxy not less than five (5%) percent of the total number of issued and outstanding shares enjoying voting rights at such meeting is required to properly constitute a meeting of shareholders.  Shareholders and their duly appointed proxies and corporate representatives are entitled to be admitted to our annual and/or special meetings.

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

On March 5, 2018, we entered a definitive agreement with Aequus, following a Letter of Interest signed in August 2017. Under this agreement, Aequus will use Ehave Connect to enhance and streamling data management processes for Aequus-sponsored clinical trials studing Cannabinoid formulations for treating various neurological conditions.

On March 1, 2018, we entered in an agreement with Revive for the use of the Ehave Connect platform in Revive’s research initiatives involving medical cannabis for the treatment of liver disease. Under this agreement, Revive will use Ehave Connect for both clinical trials and facilitating patient management. In the initial project, Revive will pay us based on the number of patient records it hosts on Ehave Connect, and subsequent projects will be negotiated by the parties. The agreement will renew for one year terms unless notice of termination is rendered one month prior to such termination dates.

On April 6, 2018, we signed an amendment to the lease of our office space in Oakville, Ontario, for a period of two years, commencing on May 1, 2018 and expiring on May 1, 2020. The total monthly payment under the sublease is $1,607, plus any applicable fees and taxes.

On September 12, 2017, we entered into a consulting agreement with Bull Media Consulting LLC, for a period of 3 months, commencing September 15, 2017 for financial advisory, strategic business panning, and investor relations services. The total monthly cost is $10,000 per month.

On March 22, 2017, we entered into a consulting agreement with Nison Consulting, LLC, for a period of 6 months, commencing on March 27, 2017 for public relations and media relations services. The total monthly cost is $5,000 per month. The term of the agreement will automatically renew for additional six-month terms unless either party notifies its intention not to renew with 30 days notice. Ehave had given notice on the fourth month, with total obligations agreed to be 5 months.

On December 13, 2016, we entered into an agreement with MHS, pursuant to which MHS granted us the non-exclusive license to use certain test materials published by MHS for inclusion and integration into our mental health informatics platform and distribution in North America and to create output reports for the completed tests. We are to pay MHS 70% of net sales of all copies of the test published by us. The initial term of the agreement is three years. The agreement may be terminated by either party upon delivery of written notice of termination to the other party, in the event that the other party fails to comply with any term or condition of the agreement and such non-compliance is not cured within the 60 day period following written notice thereof given by the non-defaulting party to the defaulting party. On May 4, 2017, we amended our agreement with MHS to include the Davidson Trauma Scale (DTS) and Startle Physiological Anger Numbness (SPAN) to assess Post Traumatic Stress Disorder (PTSD).

On November 1, 2016, we entered into an agreement with Tiberend Strategic Advisors for exclusive public relations services. The term of the agreement is 12 months, which will automatically renew for additional one-year terms unless either party notifies its intention not to renew with 60 days’ notice. The total monthly cost is $9,350 per month prior to the listing of our securities on the NASDAQ Stock Market or $12,100 per month following the listing of our securities on the NASDAQ Stock Market.

D.	Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of our securities, except as discussed below in Section E,  Taxation.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

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

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

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

We will provide without charge to each person, including any beneficial owner, to whom a copy of this annual report has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address Prateek Dwivedi, Chief Executive Officer, 277 Lakeshore Road East, Suite 203, Oakville, Ontario, Canada L6J 6J3, +1(905)362-1499, info@ehave.com

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

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A.	Modification of Instruments Defining Rights of Security Holders

None

B.	Modification or Issuance of Other Class of Securities

None

C.	Withdrawal or Substitution of Security

None

D.	Change of Trustee or Paying Agent

None

E.	Use of Proceeds

None.

ITEM 15.  CONTROLS AND PROCEDURES

A.	Evaluation of Disclosures and Procedures

During the review by our Chief Executive Officer and Chief Financial Officer of our Company’s disclosure controls and procedures (as defined in Exchange Act rules 13a-15(e) and 15d-15(e)), and based on the evaluation of these controls and procedures as of the end of the period covered by this annual report, a material weakness has been identified in our controls for ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. New policies and procedures have been established and are being implemented to eliminate the identified weakness.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company's internal control over financial reporting as of December 31, 2017, based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal controls over financial reporting was not effective due to the existence of a material weakness as it relates to the segregation of duties as of December 31, 2017. Management has since addressed this weakness and has implemented the necessary changes to have effective controls.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

C.	Attestation Report of the Registered Public Accounting Firms

Not applicable.

D.	Changes in Internal Controls over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period that is covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee is comprised of Mr. Woodrow, Mr. Stefano and Mr. Levy. Our Board has determined that Mr. Woodrow is an audit committee financial expert. Mr. Woodrow is not independent either under the Rule 5605(d)(2) of the NASDAQ Capital Market or Rule 10A-3 of the Exchange Act.

ITEM 16B.  CODE OF ETHICS

Our board of directors has adopted a Code of Conduct for all Company personnel, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  A copy of this Code of Conduct may be found on our website at http://www.ehve.com.

There were no amendments to our Code of Conduct during the fiscal year ended December 31, 2017. We did not grant any waivers to the provisions of our Code of Conduct during the fiscal year ended December 31, 2017.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and Services

During the financial years ended December 31, 2017, and 2016, Turner Stone and Company, L.L.P. received the following fees:

	2017	2016
Item	$	$
Audit fees	19,500	28,150
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	19,500	28,150

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

Tax Fees

Tax fees are the aggregate fees billed for professional services rendered for tax compliance, tax advice, and tax planning.

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

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

None.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

None.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

Not applicable.

ITEM 18 FINANCIAL STATEMENTS

The financial statements appear on pages F-1 through F-13.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this annual report:

Exhibit Number	Description

1.1	Articles of Incorporation (1)
1.2	Articles of Amendment to the Articles of Incorporation dated November 30, 2011 (2)
1.3	Articles of Amendment to the Articles of Incorporation dated May 13, 2015 (3)
1.4	Articles of Amendment to the Articles of Incorporation dated June 26, 2015 (4)
1.5	Articles of Amendment to the Articles of Incorporation dated November 4, 2015 (5)
1.6	Bylaws No. 2 (6)
4.1	Form of Convertible Loan Agreement (7)
4.2	Securities Purchase Agreement, dated July 7, 2015, between the Company and the purchasers identified therein (8)
4.3	Form of Secured Convertible Note, dated July 7, 2015 (9)
4.4	Form of Common Stock Purchase Warrant, dated July 7, 2015 (10)
4.5	Form of Lock Up Agreement (11)
4.6	License Agreement, dated April 24, 2015, between the Company and The Governing Counsel of the University of Toronto (12)
4.7	Form of Subscription Agreement (13)
4.8	Office Suite License and Services Agreement, effective November 1, 2015, between iQ Univeristy LP and the Company (14)
4.9	Form of Warrant sold in the registered public offering (15)
4.10	Services Agreement, dated February 1, 2016 with Artimetrix Software Inc. (16)
4.11	Consulting Agreement, dated August 3, 2015 with 8121346 Canada Inc. (17)
4.12	Amendment to Consulting Agreement, dated February 1, 2016 with 8121346 Canada Inc. (18)
4.13	Master Services Agreement, dated December 8, 2015 with Blog Inc LLC (dba Cress & Company) (19)
4.14	Executive Employment Agreement, dated July 25, 2016, between the Company and its President and CEO, Prateek Dwivedi (20)
4.15	Executive Employment Agreement, dated December 1, 2016, between the Company and its Chief Technology Officer, David Goyette (21)
4.16	Offer to Sublease, dated January 30, 2017, between the Company and Home Trust Company (22)
4.17	API Integration & Distribution Agreement dated December 13, 201,6 between the Company and MHS (23)
4.18	Letter of Agreement, dated November 1, 2017, between the Company and Tiberend Strategic Advisors, Inc. (24)
4.19	Stock Option Plan, approved on January 12, 2017, at the Annual and Special Meeting of Shareholders (25)
4.20	Note and Warrant Purchase Agreement, dated as of November 14, 2016 (26)
4.21	Form of Convertible Promissory Note (27)
4.22*	Strategic Relationship Agreement, dated as of February 3, 2017, between the Company and MedReleaf Corp.
4.23*	Amendment to API Integration & Distribution Agreement, dated as of May 4, 2017, between the Company and MHS
4.24*	Form of Promissory Note
4.25*	Form of Investor Letter
4.26*	Form of Promissory Note with Warrants
4.27*	Form of Secured Subscription Agreement for Units
4.28*	Form of Compensation Option to Purchase Common Shares
4.29*	Form of Senior Secured Convertible Debenture
4.30*	Form of Warrant to Purchase Common Shares
4.31*	Form of Unsecured Subscription Agreement for Units (Premium)
4.32*	Form of Unsecured Subscription Agreement for Units (Regular)
4.33*	Form of Unsecured Convertible Debenture
4.34*	Agreement, dated March 1, 2018, between the Company and Revive Therapeutics Ltd.
4.35*	Agreement, dated March 5, 2018, between the Company and Aequus Pharmaceuticals Inc.
4.36*	Services Agreement, dated January 15, 2017, between the Company and NView Management Inc.
4.37*	Services Agreement, dated April 23, 2018, between the Company and Dianne Parsons, C.P.A.

4.38*	Lease, dated April 6, 2018, between the Company and Lisgar Development Limited
12.1*	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certificate of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*Filed herewith

‡ To be filed by amendment.

(1)	Incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(2)	Incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(3)	Incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(4)	Incorporated by reference to Exhibit 3.4 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(5)	Incorporated by reference to Exhibit 3.6 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(6)	Incorporated by reference to Exhibit 3.5 to the Form 6-K filed with the SEC on January 12, 2017.
(7)	Incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 24, 2015.
(8)	Incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 24, 2015.
(9)	Incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 24, 2015.
(10)	Incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 24, 2015.
(11)	Incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 24, 2015.
(12)	Incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(13)	Incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-1/A filed with the SEC on December 18, 2015.
(14)	Incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(15)	Incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-1/A filed with the SEC on December 18, 2015.
(16)	Incorporated by reference to Exhibit 10.24 to the Company’s Registration Statement on Form F-1/A filed with the SEC on March 11, 2016.
(17)	Incorporated by reference to Exhibit 10.25 to the Company’s Registration Statement on Form F-1/A filed with the SEC on March 11, 2016.
(18)	Incorporated by reference to Exhibit 10.26 to the Company’s Registration Statement on Form F-1/A filed with the SEC on March 11, 2016.
(19)	Incorporated by reference to Exhibit 10.27 to the Company’s Registration Statement on Form F-1/A filed with the SEC on March 11, 2016.
(20)	Incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2017.
(21)	Incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2017.
(22)	Incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2017.
(23)	Incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2017.
(24)	Incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2017.
(25)	Incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2017.
(26)	Incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the SEC on November 23, 2016.
(27)	Incorporated by reference to Exhibit 99.2 to the Form 6-K filed with the SEC on November 23, 2016.
53

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 13, 2018

EHAVE, INC.

/s/ Prateek Dwivedi	/s/ Dianne Parsons
Prateek Dwivedi	Dianne Parsons
Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of EHAVE, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of EHAVE, Inc. (the “Company”) as of December 31, 2017 and 2016 and the related statements of operations and other comprehensive income (loss), changes in stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has had insufficient operating revenues and cash flows both of which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Turner, Stone & Company, L.L.P.

Dallas, Texas
June 13, 2018

We have served as the Company’s auditor since 2015.

F-1

EHAVE, INC.

BALANCE SHEETS

December 31, 2017 and December 31, 2016

	2017	2016
	$	$
ASSETS
Current Assets
Cash	3,671	6,781
Other receivables	10,706	28,444
Prepaid expenses	14,051	13,155
Refundable taxes	30,847	-
Total current assets	59,275	48,380
TOTAL ASSETS	59,275	48,380

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts payable	509,758	357,593
Promissory Notes (Note 6)	196,237	-
Current portion of Convertible notes (Note 5)	1,018,885	325,000
Accrued interest on convertible notes	73,162	24,085
Unearned Revenue	91,515	-
Total current liabilities	1,889,557	706,678
Long term liabilities
Development grant	178,984	167,573
Convertible notes (Note 5)	-	366,089
Total long term liabilities	178,984	533,662
Total Liabilities	2,068,541	1,240,340
Commitments and Contingencies (Note 10)

Stockholders’ Deficit

Common stock, no par value, unlimited authorized, 71,304,035 issued and outstanding (2016 – 44,359,162 issued and outstanding)	1,419,544	913,403
Additional paid in capital (Note 7)	3,468,314	582,825
Accumulated deficit	(6,989,124)	(2,847,511)
Accumulated other comprehensive income	92,000	159,323
Total stockholders' deficit	(2,009,266)	(1,191,960)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	59,275	48,380

The accompanying notes are an integral part of these financial statements.

EHAVE, INC.

STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	For the years ended December 31,
	2017	2016
	$	$
Revenue	78,260	-

Operating Expenses
Salaries	560,440	292,389
Rent	26,235	35,328
Professional fees	223,928	378,156
Insurance	10,277	5,110
Travel	12,112	30,608
Communications	231,662	108,175
Software development	189,976	221,688
General and administrative	5,944	39,393
Total operating expenses	1,260,574	1,110,847
Operating Loss	(1,182,314)	(1,110,847)

Other expenses
Warrant expense	2,745,731	301,606
Stock options expense	139,758	73,435
Interest and bank charges	1,208	1,175
Interest on convertible notes	72,602	19,186
Total other expenses	2,959,299	395,402
Loss before taxes	(4,141,613)	(1,506,249)
Less: Refundable taxes	-	4,045
Net loss	(4,141,613)	(1,502,204)
Other Comprehensive income (loss)
Foreign exchange translation adjustment	(67,323)	35,428
Total other comprehensive income (loss)	(67,323)	35,428
Comprehensive loss	(4,208,936)	(1,466,776)

Weighted average shares used to compute net loss per share	69,030,618	32,144,065
Net loss per share	$(0.06)	$(0.05)

The accompanying notes are an integral part of these financial statements.

EHAVE, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED

DECEMBER 31, 2017 AND 2016

	2017	2016
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(4,141,613)	(1,502,204)
Adjustments to reconcile net loss to net cash used in operating activities:
Warrant expense	2,745,731	301,606
Stock options expense	139,758	73,435

Changes in operating assets and liabilities:
Other receivables	17,738	(15,070)
Prepaid expenses	(896)	(7,155)
Accounts payable	152,165	261,569
Accrued interest on convertible notes	49,077	17,854
Unearned revenue	91,515	-
Refundable taxes receivable	(30,847)	109,470
Net cash used in operating activities	(977,372)	(760,495)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from convertible notes	327,796	400,357
Proceeds from promissory notes	196,237	-
Proceeds from sale of common shares	-	366,455
Net cash provided by financing activities	524,033	766,812

CASH FLOWS FROM INVESTING ACTIVITIES	-	-

Effect of exchange rate on cash	450,229	(14,667)

Net increase (decrease) in cash	(3,110)	(8,350)
Cash, beginning of year	6,781	15,131
Cash, end of year	3,671	6,781

Interest and taxes paid	-	-
Supplemental cash flow data
Non-cash financing activity
Conversion of convertible notes	506,141	-

The accompanying notes are an integral part of these financial statements.

EHAVE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

					Accumulated
			Additional		Other	Total
	Common stock		Paid in	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Capital	Deficit	Income	deficit
		$	$	$	$	$

Balance December 31, 2015	28,072,366	546,948	207,784	(1,345,307)	123,895	(466,680)

Issuance of shares for cash	16,286,796	366,455				366,455
Warrants issued (Note 7)			375,041			375,041
Net loss				(1,502,204)		(1,502,204)
Foreign exchange translation					35,428	35,428
Balance December 31, 2016	44,359,162	913,403	582,825	(2,847,511)	159,323	(1,191,960)
Prior Year Adjustment	30,558
Issuance of shares, primarily on conversion of debt	26,914,315	506,141				506,141
Warrants and stock options issued (Note 7)			2,885,489			2,885,489
Net loss				(4,141,613)		(4,141,613)
Foreign exchange translation					(67,323)	(67,323)
Balance December 31, 2017	71,304,035	$1,419,544	$3,468,314	$(6,989,124)	$92,000	$(2,009,266)

The accompanying notes are an integral part of these financial statements.

EHAVE, INC.

NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization and General Description of Business

EHAVE, Inc. (formerly known as “Behavioural Neurological Applications and Solutions or 2304101 Ontario Inc.”) (“We” or “the Company”), was incorporated under the laws of the Province of Ontario, Canada on October 31, 2011.  The Company is a publicly listed company whose shares are traded on the OTCQB under the symbol EHVVF.

The Company is a healthcare company developing a health data platform that integrates with proprietary and third-party assessment and therapeutic digital applications. Our product focus is based on three tiers of activities: (1) MegaTeam and Ninja Reflex, our clinically validated digital assessment and rehabilitation software that is engaging for the patient, (2) adaptation of third-party clinically validated digital assessment and rehabilitation software for enhanced patient engagement and data modeling, and (3) Ehave Connect, our advanced health informatics and digital application delivery platform. We intend to provide technology solutions to clinicians, patients, researchers, pharmaceutical companies and payors.

B.  Basis of Presentation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in U.S. dollars.  The Company’s functional currency is Canadian dollars. The Company’s fiscal year end is December 31.

The Company qualifies as an “emerging growth company” as defined in Section 101 of the Jumpstart our Business Startups Act (“JOBS Act”) as the Company does not have more than $1,000,000,000 in annual gross revenue and did not have such amount as of December 31, 2017, its last fiscal year. The Company has elected to take advantage of the extended transition period provided in Section 102(b)(1) of the JOBS Act for complying with new or revised accounting standards.

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

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

Foreign Currency Translation

The functional currency of the Company’s foreign operations is generally the local currency of the country in which the operation is located. All assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet date. Revenue and expenses are translated using average exchange rates during the period. The result from currency translation is reflected in stockholders’ deficit as a component of accumulated other comprehensive income.

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

The Company makes claims for Scientific Research and Experimental Development (“SRED”) expenditures which are included in refundable taxes receivable. Judgment is required in the determination of qualifying expenses. The final determination of qualifying expenses is not known until acceptance by tax authorities. The Company's SRED credits are recorded in the financial statements after review of the relevant accounting pronouncements and once the determination of the expected SRED credits are reasonably assured. The claim for the current and prior year is in progress.

Net Loss per Common Share, basic

The Company has adopted Accounting Standards Codification (“ASC”) subtopic 260-10, Earnings Per Share (“ASC 260-10”) specifying the computation, presentation and disclosure requirements of earnings per share (EPS) information. Basic earnings (loss) per share includes no dilution and is computed by dividing net income or loss by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution of securities that could share in the earnings or losses of the entity. The Company had options to purchase 4,919,892 (2016- 2,217,958) common shares outstanding for the year December 31, 2017. Additionally, warrants to purchase 11,220.545 (2016- 12,064,140) common shares of the Company have been issued. Since these options and warrants would be anti-dilutive, no fully diluted loss per share is presented.

Recent Pronouncements

During the years ended December 31, 2017 and 2016 and through June 13, 2018 there were several new accounting pronouncements issued by the Financial Accounting Standards Board (FASB). Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s financial statements.

New standards and interpretations

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, as a new Topic, ASC 606. The new revenue recognition standard provides a five-step analysis of transactions to determine when and how revenue is recognized. The effective date for ASC 606 is annual reporting periods beginning after December 15, 2017. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Companies may apply the new guidance using either the full retrospective transition method, which requires restating each prior period presented, or the modified retrospective transition method, under which the new guidance is applied to the current period presented in the financial statements and a cumulative-effect adjustment is recorded as of the date of adoption. The Company is evaluating the potential impact this guidance will have on our financial statements, if any.

In March 2016, the FASB issued ASU 2016-02, Leases, which supersedes ASC Topic 840, Leases, and sets forth the principles for the recognition, measurement, presentation, and disclosure of leases for both lessees and lessors. ASU 2016- 02 requires lessees to classify leases as either finance or operating leases and to record on the balance sheet a right-of-use asset and a lease liability, equal to the present value of the remaining lease payments, for all leases with a term greater than 12 months regardless of the lease classification. The lease classification will determine whether the lease expense is recognized based on an effective interest rate method or a straight-line basis over the term of the lease. ASU 2016-02 will be effective for use beginning January 1, 2019, with early adoption permitted. Entities are required to use a modified retrospective transition method for existing leases. The Company is currently evaluating the potential impact this guidance will have on our financial statements, if any.

C. Risks and Uncertainties

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

2.  GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States, which contemplate the continuation of the Company as a going concern. The Company reported an accumulated deficit of $6,989,124 at December 31, 2017, and had a comprehensive loss of $4,208,936 for the year ended December 31, 2017.

In view of the matters described, there is substantial doubt as to the Company's ability to continue as a going concern without a significant infusion of capital. At December 31, 2017, the Company had insufficient operating revenues and cash flows to meet its financial obligations. There can be no assurance that management will be successful in implementing its plans. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company raised $917,138  through private placements of convertible notes during the year ended December 31, 2017. The translation effect on this amount is $49,500. The subscription agreements dated January 31, 2018 and March 19, 2018 in the private placement provides for additional proceeds of $1,620,587 . If we receive the potential additional proceeds of up to $591,000 combined with the Company's anticipated operating cash flows, the Company is expected to have sufficient cash flows to operate for at least the next 12 months.  See Note 11.

Notwithstanding the foregoing, the Company anticipates that it will have to raise additional capital to fund research and development and operations over the next 12 months. To the extent that the Company is required to raise additional funds to cover costs of operations, the Company intends to do so through additional public or private offerings of debt or equity securities. There are no commitments or arrangements for other offerings in place, other than those described in Note 11, no guaranties that any other such financings would be forthcoming, or as to the terms of any such financings. Any future financing may involve substantial dilution to existing investors.

3.  FAIR VALUE MEASUREMENT

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

4.  RELATED PARTY TRANSACTIONS

The Company paid a salary to Prateek Dwivedi, the current Chief Executive Officer and a Director of the Company of $304,572 (CDN$395,000) (2016 - $23,568 (CDN$32,500) and consulting fees to a company in which he is the beneficial owner of $117,839 (CDN$162,350)). During 2017 the Company paid consulting fees of $116,238 (CDN$150,750) to Scott Woodrow. The Company paid a salary to Scott Woodrow, the former Chief Executive Officer and Director of the Company, of $171,519 (CDN$236,525) for the year ended December 31, 2016.

On July 27, 2017, the Company entered into a demand non-interest bearing secured promissory note with Scott Woodrow, a director of the Company, in the principal amount of $47,778 (CDN$60,000). In November 2017, the note was converted into a note with 800,000 attached warrants.

On July 27, 2017, the Company entered into a demand non-interest bearing secured promissory note with NView Management in the principal amount of $86,797 (CDN$109,000). Scott Woodrow, a director of the Company, is the controlling shareholder, director and President of NView Management , As at December 31, 2017 $45,490 (CDN$59,000) was outstanding on this note.

On October 11, 2017, the Company entered into a demand non-interest bearing unsecured promissory note with Scott Woodrow, a director of the Company, in the principal amount of $80,276 (CDN$100,000). On January 18, 2018 the note was exchanged for an unsecured convertible debenture. (see note 11)

At December 31, 2016, Convertible Notes to related parties were as follows:

Related Party	Position	Amount
Jesse Kaplan	Director	$142,358
David Stefansky	Director	142,358
		$284,896

On January 12, 2017, Jesse Kaplan and David Stefansky resigned as Directors of the Company.

5.  CONVERTIBLE NOTES

During the year ended December 31, 2017, the Company issued $609,826 [2016 – 400,357] of convertible promissory notes under the convertible promissory note agreement with existing shareholders entered into on November 14, 2016.  The convertible promissory note agreement with existing shareholders of the Company, allows for proceeds up to $1,500,000.  The convertible promissory notes are convertible into the number of securities sold in the qualified offering equal to the aggregate amount of the principal and accrued and unpaid interest then outstanding under such note divided by the lower of (i) 80% of the price per equity security sold to investors in the qualified offering, and (ii) the quotient of $5,500,000 and the number of common shares outstanding immediately prior to the closing of a qualified offering.  Holders of the convertible promissory note shall receive warrant to purchase the number of common shares of the Company equal to the aggregate consideration funded by each lender prior to the qualified offering divided by the conversion price. Common Stock Purchase Warrants shall have a strike price of 120% of the conversion price.

During the year ended December 31, 2016, the Company received proceeds on convertible notes of $466,000. The convertible notes bear interest at a rate of 4% per annum and have maturity dates from July 7, 2017 to November 16, 2018. Interest is to be accrued January 1 and July 1 commencing January 1, 2016. The holders, at their option, may elect to receive interest in cash, common shares or a combination thereof. The notes are convertible into common shares of the Company at the option of the holder at a conversion price of $0.0409 per share being equal to 11,947,403 common shares. Under the terms of the convertible note, the Company was required to have a “Go Public Event”. Under the provisions of the convertible note, the Go Public Event required the Company’s common shares to be listed for trading or quoted on a Trading Market. This event took place on February 7, 2017 when the shares of the Company began trading on the OTCQB.

In connection with the purchase of convertible notes, holders of the convertible note were issued 9,529,643 Common Stock Purchase Warrants.

The convertible notes are secured by a general security agreement on the Company’s assets. On February 2, 2017, the notes were converted and the warrants were exercised under the cashless exercise provision resulting in the issuance of 26,914,315 common shares effective as of that date.

6. PROMISSORY NOTES

During the year ended December 31, 2017, the Company received proceeds on promissory notes of $196,237. The promissory notes are non-interest bearing and due on demand.  Lenders of the promissory notes were issued 2,133,333 common stock purchase warrants at an exercise price of $0.075 per share with an expiry date of November 16, 2022.  On January 31, 2018, $148,745 of the promissory notes were repaid and $47,932 of the promissory notes were exchanged for unsecured convertible debentures.

7. STOCK BASED COMPENSATION

Under the terms of the Company’s employment agreement with the Chief Executive Officer, Prateek Dwivedi, and the Chief Technology Officer, Dave Goyette, Mr. Dwivedi and Mr. Goyette received during the year a grant of stock options to purchase up to 1,404,118 and 707,415, respectively (2016 - 2,808,359 & nil ) shares of the Company’s common stock at a price of $0.50 and $0.08 per share. The Option Shares vested rateably over 12 months and 24 months respectively at the date of issuance.

Summary Stock Compensation Table

The following table sets forth the Company’s paid or accrued stock compensation expense to its officers, directors, employees and contractors.

	Stock Awards	Stock Options Awards	Non-Vested Stock Awards	Securities Underlying Non-Vested Stock	Total
Year ended December 31, 2016	$-	$-	$-	2,808,359	$-
Year ended December 31, 2017	$-	$-	$-	2,111,533	$-

A Summary of the status of the Company’s option grants as of December 31, 2017 and 2016 and the changes during the periods then ended is presented below:

	Shares	Weighted- Average Exercise Price	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding December 31, 2015	8,200,000	$0	6.0	-
Granted	2,808,359	-	5.0	-
Exercised	(8,200,000)	-	4.0	-
Forfeited	-	-	-	-
Outstanding December 31, 2016	2,808,359	$-	5.0	$-
Granted	2,111,533	$0.17	5.0	-
Exercised		$-	-	-
Forfeited	-	-	-	-
Outstanding December 31, 2017	4,919,892	$-	5.0	$-

The weighted average fair value at the grant date for options during the years ended December 31, 2017 and 2016 was estimated using the Black-Scholes option valuation model with the following inputs:

	2017	2016
Average expected life in years	5	5
Average risk-free interest rate	2.20%	5.00%
Average volatility	253%	100%
Dividend yield	0%	0%

Risk-free interest rates for the options were taken from the 5 year federal treasury rate at December 31, 2017. The expected volatility was based on historical data and other relevant factors such as capital structure and the nature of the Company as a development stage company.

In calculating the expected life of stock options, the Company determines the amount of time from grant date to expected contractual term date for vested options. In developing the expected life assumption, all amounts of time are weighted by the number of underlying options.

A summary of the status of the Company’s vested and non-vested option grants at December 31, 2017 and December 31, 2016 and the weighted average grant date fair value is presented below:

2017	Shares	Weighted Average Grant Date Fair Value per Share	Weighted Average Grant Date Fair Value
Vested	3,410,191	$0.14	$476,080
Non-vested	1,509,701	$0.14	$211,706
Total	4,919,892	$0.14	$687,786

2016	Shares	Weighted Average Grant Date Fair Value per Share	Weighted Average Grant Date Fair Value
Vested	2,808,359	$0.12	$73,435
Non-vested	-	0.00	$0
Total	2,808,359	$0.12	$73,435

Warrants Issued

The following table reflects a summary of Common Stock warrants outstanding and warrant activity during 2017 and 2016:

	Number of warrants	Weighted Average Exercise Price	Weighted Average Term (Years)
Warrants outstanding at December 31, 2015	7,946,210	-	-
Granted during the year	12,645,476	$0.0818	4.55
Exercised during the year	-	-	-
Forfeited during the year	-	-	-
Warrants outstanding at December 31, 2016	20,591,686	-	-
Granted during the year	5,433,230	$0.0818	4.50
Exercised during the year	13,330,539	-	-
Forfeited during the year	-	-	-
Warrants outstanding at December 31, 2017	12,694,377	$0.0818	4.50

The Common stock warrants expire in the years ended December 31 as follows:

Year	Amount

2018	-
2019	-
2020	7,946,210
2021	4,748,167
2022	-
12,694,377

In the Company’s registered public offering in June 2016, purchasers of 8,086,796 common shares were issued warrants to purchase 8,086,796 common shares. The warrants entitle the holder to purchase the Company’s common shares at a purchase price of $0.0818 per share for up to a period of five years from the date of issuance. After six months from the date of issuance, the holders of the warrants, at their option, may exercise their warrants using a cashless exercise. An aggregate of warrants to purchase 11,393,643 common shares were issued in the registered public offering. The value of Warrant expense recognized during the year ended December 31, 2017, was $2,745,730. (2016 - $ 301,606).

The Company estimates the fair value of warrants using the Black-Scholes pricing model with the following inputs:

	2017	2016

Average expected life in years	4.5	5.0
Average risk-free interest rate	2.20%	5.0%
Average volatility	253%	100%
Dividend yield	0%	0%

8.  DEVELOPMENT GRANT

On June 7, 2012, the Company entered into a project funding agreement with the Canada-Israel Research and Development Foundation (“CIIRDF”). The purpose of the grant was to fund the Company’s activities related to the development of a cognitive assessment and treatment platform for childhood attention deficit disorder and attention hyperactivity disorder (the “Development”). Under the terms of the grant, CIIRDF would fund up to CDN$300,000 of development activities related to the Development. The grant is repayable to CIIRDF based on 2.5% of annual gross sales related to products developed from the Development. The Company received CDN$225,000 from CIIRDF to fund the Development. The amount presented in these financial statements is reflected in United States dollars.

9. INCOME TAXES

The Company computes income taxes using the asset and liability approach. The Company currently has no issue that creates timing differences that would mandate a deferred tax expense. Due to the uncertainty as to the utilization of net operating loss carryforwards, a valuation allowance has been made to the extent of any tax benefit that net operating losses may generate. No provision for income tax has been recorded for the years ended December 31, 2017 and December 31, 2016 due to the Company’s net operating loss carryforward from prior years.

The Company is entitled to refundable SRED tax credits for qualifying research and development activities performed in Canada. The Company recognizes the benefit of its SRED tax credits when there is reasonable assurance that they will be realized.

The Company has a net operating loss for tax purposes of CDN$1,629,068 (2016 – CDN$1,130,809) that can be carried forward over 20 years.

Deferred Income Taxes

Deferred income taxes primarily represent the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The components of the Company’s deferred taxes are as follows:

	2017	2016
Deferred tax assets (liabilities):
Net operating loss carryforward	$340,489	$175,275
Total deferred tax assets	340,489	175,275
Valuation Allowance	(340,489)	(175,275)
Net Deferred tax assets	$-	$-

10.  COMMITMENTS AND CONTINGENCIES

On December 8, 2011 the Company entered into a Collaboration Agreement between The Hospital for Sick Children (“SickKids”) and the Ontario Brain Institute (“OBI”). Under the terms of the Collaboration Agreement, the OBI agreed to fund SickKids activities related to the development of a software based treatment program for Attention Deficit and Hyperactivity Disorder in children (the “Project”). Funding of SickKids by the OBI was based on a Project budget of CDN$491,204 in which the Company was to contribute at least the same financial commitments for its own activities under the Project. During the Project period from December 8, 2011 to March 31, 2014, the Company contributed approximately CDN$540,000 consisting of CDN$437,400 of salaries and consulting fees, CDN$50,000 of software development and CDN$53,000 of equipment, supplies and overhead. Under the terms of the Collaboration Agreement, Project activities were to be substantially completed by March 31, 2014. Under the terms of the Collaboration Agreement, the Company is obligated to pay SickKids a minimum royalty on Project intellectual property of the amount of the Development Grant CDN$491,204. Under the terms of the royalty agreement between the Company and SickKids, such payments are to be made based on 5% of net revenue for the first CDN$15,000,000 of related Project product and 2.5% of net revenue thereafter. As of December 31, 2017, no amounts have been paid under the terms of the royalty agreement.

11  SUBSEQUENT EVENTS

On January 31, 2018, the Company entered into a secured convertible debenture agreement for total proceeds of $1,218,620 (CDN$1,500,000) issued in two instalments. Under the terms of the secured convertible debenture, the principal amount and accrued interest is convertible into shares of the Company at a conversion price equal to 75% the issue price of common shares under a qualified offering. The conversion of the secured convertible debenture is at the option of the holder. At the time of conversion, the holder will also receive an equal amount of common share purchase warrants with an exercise price equal to the issue price. The secured convertible debenture is due on July 31, 2018 and bears interest at 10% per annum. The initial instalment of the secured convertible note was issued on January 31, 2018 for proceeds of $609,310 (CDN$750,000). On March 19, 2018, the final instalment of $573,307 (CDN$750,000) was received. The secured convertible note is secured against the general assets and intellectual property of the Company.

On January 31, 2018, promissory notes of $311,967 (CDN$384,000) outstanding at December 31, 2017 were exchanged for unsecured convertible debentures. From Jan 1, 2018 to January 31, 2018, the Company issued an additional $20,098 (CDN$25,000) unsecured convertible debentures for total proceeds of $332,065 (CDN$409,000). Under the terms of the unsecured convertible debenture, the principal amount and accrued interest is convertible into shares of the Company at a conversion price equal to 75% the issue price of common shares under a qualified offering. The conversion of the unsecured convertible debenture is at the option of the holder. At the time of conversion, the holder will also receive 120% of the amount of the common shares issued of common share purchase warrants with an exercise price equal to the issue price. The unsecured convertible debenture is due on July 31, 2018 and bears interest at 10% per annum.

On February 1, 2018, the Company repaid CDN$60,000 of the promissory notes outstanding at December 31, 2017. The balance of the promissory notes due to Scott Woodrow, a Director of the Company, was exchanged for an unsecured convertible debenture in the amount of CDN$59,000.