Form 20-F/A
period 2017-12-31
Ehave, Inc.
filed 2018-08-17
CIK 1653606

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

We are filing this Amendment No. 1 to our Annual Report on Form 20-F for the year ended December 31, 2017, which was originally filed with the Securities and Exchange Commission (the “Commission”) on June 14, 2018 (the “Original Filing”), solely to amend Item 7.A “Major Shareholders” in the percentage and number of our shares beneficially owned by David Stefansky. This Amendment No. 1 amends and restates “Item 7. Major Shareholders and Related Party Transactions” of Part I of the Original Report. In the Original Report, we reported that David Stefansky beneficially owned 8,801,176 shares, or 12.17%, of our common shares outstanding as of May 14, 2018, in the table of major shareholders (and footnote (1) thereto) and under “Changes in Percentage Ownership by Major Shareholders,” when it should be 7,612,477 shares, or 9.99% of our common shares outstanding as of May 14, 2018, excluding 1,188,697 common shares that may be purchased by Bezalel Partners, LLC over which Mr. Stefansky has sole voting and dispositive power upon exercise of certain warrants which contain provisions that block exercise if such exercise will result in the holder having beneficial ownership of more than 9.99% of our outstanding common shares. This amendment has no effect on, and has not resulted in any changes to, the Company’s audited financial statements or the notes thereto for the year ended December 31, 2017, as previously reported in the Original Report.

Pursuant to the rules of the Commission, Item 19 has been updated to include the certifications of the Chief Executive Officer and the Chief Financial Officer in connection with this Amendment No. 1 to the Original Filing.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Original Report, or reflect any events that have occurred after the Original Report was originally filed. Except for the revision to Item 7 and the new certifications filed herewith, no other changes have been made to the Original Report. The other information in the Original Report continues to speak as of the date of the Original Report, and we have not updated the disclosures contained therein to reflect any events which occurred at a date subsequent to the filing of the Original Report. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and our Reports on Form 6-K that are subsequent to the filing of the Original Report.

EHAVE INC.

FORM 20-F

TABLE OF CONTENTS

Item 7.	Major Shareholders and Related Party Transactions	3
Item 19.	Exhibits	7
Signatures		10

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

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

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Rocfrim, Inc. (2)(3)(4)	7,840,882	10.84%

Plazacorp Investments Limited(5)(6)	8,601,992	11.90%

David Stefansky (1)	7,612,477	9.99%

Eisenberg Family Foundation(7)	9,088,710	12.57%

(1)	Includes (i) 3,716,381 common shares, (ii) 988,206 common shares issuable upon the conversion of notes and (iii) 2,907,890 common shares issuable upon the exercise of warrants that are currently convertible or exercisable within 60 days of May 14, 2018, beneficially owned by Mr. Stefansky and Bezalel Partners, LLC over which Mr. Stefansky has sole voting and dispositive power. Does not include 1,188,697 common shares that may be purchased by Bezalel Partners, LLC over which Mr. Stefansky has sole voting and dispositive power upon exercise of certain warrants. These common shares are excluded because these warrants contain provisions that block exercise if such exercise will result in the holder having beneficial ownership of more than 9.99% of our outstanding common shares.
(2)	Includes 872,870 shares issuable upon the exercise of warrants that are currently exercisable within 60 days of May 14, 2018 and 872,870 shares issuable upon the conversion of the convertible note outstanding as of May 14, 2018.
(3)	Includes (i) 697,248 shares held by Rocpart Inc. ("Rocpart") over which Mr. Kaplan, as President of Rocpart has sole voting and dispositive power and (ii) 5,476,772 shares held by Rocfrim over which Mr. Kaplan has sole voting and dispositive power.
(4)	Jesse Kaplan, President of Rocfrim has sole voting and dispositive power over shares held by Rocfrim.
(5)	Sruli Weinrib, Vice President of Plazacorp has sole voting and dispositive power over shares held by Plazacorp.
(6)	Includes 888,615 shares issuable upon the exercise of warrants that are currently exercisable within 60 days of May 14, 2018 and 888,615 shares issuable upon the conversion of the convertible note outstanding as of May 14, 2018.
(8)	Solomon Eisenberg has sole voting and dispositive power over shares held by Eisenberg Family Foundation. Includes 4,544,355 shares issuable upon the conversion of the convertible note outstanding as of May 14, 2018.

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

As of May 14, 2018, David Stefansky beneficially owned 7,612,477 common shares, or 9.99%, of our then outstanding common shares. Does not include 1,188,697 common shares that may be purchased by Bezalel Partners, LLC over which Mr. Stefansky has sole voting and dispositive power upon exercise of certain warrants. These common shares are excluded because these warrants contain provisions that block exercise if such exercise will result in the holder having beneficial ownership of more than 9.99% of our outstanding common shares.

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

B.	Related Party Transactions

Other than the transactions described below, since January 1, 2017, we entered into related party transactions as follows:

•	We have entered into employment contracts with each of our officers (see Item 6).
•	We entered into an Investor Letter, dated October 11, 2017, with each of Scott Woodrow, Jesse Kaplan, PlazaCorp Investments Limited, Rocfrim Inc., Bezalel Partners LLC, and David Stefansky, pursuant to which such persons agreed to purchase securities of the Company on similar terms as certain offerings of the Company that are consummated prior to December 31, 2017, or, if such an offering is not consummated, the purchase amount will be converted into a secured promissory note that matures on January 31, 2018 (which, at the investor’s option, may be converted into common shares of the Company). Such investors are also entitled to additional warrant coverage in the event that we do not close such an offering prior to December 31, 2017. No such offering consummated prior to December 31, 2017, and such notes were converted into unsecured convertible debentures notes on January 31, 2018.
•	On July 27, 2017, the Company entered into a demand non-interest bearing secured promissory note with Scott Woodrow, a director of the Company, in the principal amount of $47,778 (CDN$60,000). In November 2017, the note was converted into a note with 626,513 attached warrants. Subsequently, the note has been repaid.
•	On July 27, 2017, the Company entered into a demand non-interest bearing secured promissory note with NView Management in the principal amount of $86,797 (CDN$109,000). Scott Woodrow, a director of the Company, is the controlling shareholder, director and President of NView Management, Currently, $45,490 (CDN$59,000) is outstanding on this note.

•	On October 11, 2017, the Company entered into a demand non-interest bearing unsecured promissory note with Scott Woodrow, a director of the Company, in the principal amount of $80,276 (CDN$100,000). On January 18, 2018 the note was exchanged for an unsecured convertible debenture.

•	We entered into a term sheet with Companion Healthcare Corporation (“CHC”), dated June 30, 2017, whereby CHC will acquire the exclusive rights to the Company’s informatics platform for use in companion animals, and we received a deposit of $135,232 for the Company’s fieldwork. License fees are to be established by a third party evaluator. Scott Woodrow, a director of the Company, is the President and a minority shareholder of CHC.
•	On November 14, 2016, we entered into a definitive securities purchase agreement to sell up to $1,500,026 of convertible promissory notes and warrants in multiple closings in a private placement. Each of Bezalel Partners, LLC (an entity over which Mr. Stefansky holds sole control), Rocfrim, Inc. and Plazacorp Investments Limited participated in the private placement committed to fund a total of $185,718 per such investor. As of May 14, 2018, Bazalel Partners, LLC has purchased convertible promissory notes in an aggregate principal amount of $55,358, Rocfrim, Inc. has purchased convertible promissory notes in an aggregate principal amount of $48,897 and Plazacorp Investments Limited has purchased convertible promissory notes in an aggregate principal amount of $49,779.

C.	Interests of Experts and Council

Not applicable

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this annual report:

Exhibit Number	Description

1.1	Articles of Incorporation (1)
1.2	Articles of Amendment to the Articles of Incorporation dated November 30, 2011 (2)
1.3	Articles of Amendment to the Articles of Incorporation dated May 13, 2015 (3)
1.4	Articles of Amendment to the Articles of Incorporation dated June 26, 2015 (4)
1.5	Articles of Amendment to the Articles of Incorporation dated November 4, 2015 (5)
1.6	Bylaws No. 2 (6)
4.1	Form of Convertible Loan Agreement (7)
4.2	Securities Purchase Agreement, dated July 7, 2015, between the Company and the purchasers identified therein (8)
4.3	Form of Secured Convertible Note, dated July 7, 2015 (9)
4.4	Form of Common Stock Purchase Warrant, dated July 7, 2015 (10)
4.5	Form of Lock Up Agreement (11)
4.6	License Agreement, dated April 24, 2015, between the Company and The Governing Counsel of the University of Toronto (12)
4.7	Form of Subscription Agreement (13)
4.8	Office Suite License and Services Agreement, effective November 1, 2015, between iQ Univeristy LP and the Company (14)
4.9	Form of Warrant sold in the registered public offering (15)
4.10	Services Agreement, dated February 1, 2016 with Artimetrix Software Inc. (16)
4.11	Consulting Agreement, dated August 3, 2015 with 8121346 Canada Inc. (17)
4.12	Amendment to Consulting Agreement, dated February 1, 2016 with 8121346 Canada Inc. (18)
4.13	Master Services Agreement, dated December 8, 2015 with Blog Inc LLC (dba Cress & Company) (19)
4.14	Executive Employment Agreement, dated July 25, 2016, between the Company and its President and CEO, Prateek Dwivedi (20)
4.15	Executive Employment Agreement, dated December 1, 2016, between the Company and its Chief Technology Officer, David Goyette (21)
4.16	Offer to Sublease, dated January 30, 2017, between the Company and Home Trust Company (22)
4.17	API Integration & Distribution Agreement dated December 13, 201,6 between the Company and MHS (23)
4.18	Letter of Agreement, dated November 1, 2017, between the Company and Tiberend Strategic Advisors, Inc. (24)
4.19	Stock Option Plan, approved on January 12, 2017, at the Annual and Special Meeting of Shareholders (25)
4.20	Note and Warrant Purchase Agreement, dated as of November 14, 2016 (26)
4.21	Form of Convertible Promissory Note (27)
4.22*	Strategic Relationship Agreement, dated as of February 3, 2017, between the Company and MedReleaf Corp.
4.23*	Amendment to API Integration & Distribution Agreement, dated as of May 4, 2017, between the Company and MHS
4.24*	Form of Promissory Note
4.25*	Form of Investor Letter
4.26*	Form of Promissory Note with Warrants
4.27*	Form of Secured Subscription Agreement for Units
4.28*	Form of Compensation Option to Purchase Common Shares
4.29*	Form of Senior Secured Convertible Debenture
4.30*	Form of Warrant to Purchase Common Shares
4.31*	Form of Unsecured Subscription Agreement for Units (Premium)
4.32*	Form of Unsecured Subscription Agreement for Units (Regular)
4.33*	Form of Unsecured Convertible Debenture
4.34*	Agreement, dated March 1, 2018, between the Company and Revive Therapeutics Ltd.
4.35*	Agreement, dated March 5, 2018, between the Company and Aequus Pharmaceuticals Inc.
4.36*	Services Agreement, dated January 15, 2017, between the Company and NView Management Inc.
4.37*	Services Agreement, dated April 23, 2018, between the Company and Dianne Parsons, C.P.A.

4.38*	Lease, dated April 6, 2018, between the Company and Lisgar Development Limited
12.1	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*Previously filed or furnished

(1)	Incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(2)	Incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(3)	Incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(4)	Incorporated by reference to Exhibit 3.4 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(5)	Incorporated by reference to Exhibit 3.6 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(6)	Incorporated by reference to Exhibit 3.5 to the Form 6-K filed with the SEC on January 12, 2017.
(7)	Incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 24, 2015.
(8)	Incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 24, 2015.
(9)	Incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 24, 2015.
(10)	Incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 24, 2015.
(11)	Incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 24, 2015.
(12)	Incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(13)	Incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-1/A filed with the SEC on December 18, 2015.
(14)	Incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(15)	Incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-1/A filed with the SEC on December 18, 2015.
(16)	Incorporated by reference to Exhibit 10.24 to the Company’s Registration Statement on Form F-1/A filed with the SEC on March 11, 2016.
(17)	Incorporated by reference to Exhibit 10.25 to the Company’s Registration Statement on Form F-1/A filed with the SEC on March 11, 2016.
(18)	Incorporated by reference to Exhibit 10.26 to the Company’s Registration Statement on Form F-1/A filed with the SEC on March 11, 2016.
(19)	Incorporated by reference to Exhibit 10.27 to the Company’s Registration Statement on Form F-1/A filed with the SEC on March 11, 2016.
(20)	Incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2017.
(21)	Incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2017.
(22)	Incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2017.
(23)	Incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2017.

(24)	Incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2017.
(25)	Incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2017.
(26)	Incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the SEC on November 23, 2016.
(27)	Incorporated by reference to Exhibit 99.2 to the Form 6-K filed with the SEC on November 23, 2016.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: August 17, 2018

EHAVE, INC.

/s/ Prateek Dwivedi	/s/ Dianne Parsons
Prateek Dwivedi	Dianne Parsons
Chief Executive Officer	Chief Financial Officer