Form 20-F
period 2018-12-31
Ehave, Inc.
filed 2019-05-15
CIK 1653606

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________ __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 333-207107

EHAVE, INC

(Exact name of Registrant as specified in its charter)

Canada

(Jurisdiction of incorporation or organization)

203-277 Lakeshore Road East

Oakville, Ontario, Canada L6J 6J3

(Address of principal executive offices)

Prateek Dwivedi, Chief Executive Officer

203-277 Lakeshore Road East

Oakville, Ontario, Canada L6J 6J3

+1(905) 362-1499

info@ehave.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Securities registered pursuant to Section 12(g) of the Act.

Common Shares, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 75,102,816 common shares as at December 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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

The forward-looking statements in this annual report are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond our control, including without limitation:

•	The occurrence of any event, change or other circumstances that could cause a failure to consummate the Asset Sale (as defined below).
•	An increase in the amount of costs, fees, expenses and other charges related to the Asset Sale.
•	If the Asset Sale is completed, our operations will be significantly curtailed, and we will have limited sources of revenue following the Asset Sale, which may negatively impact the value and liquidity of our common stock.
•	Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of your investment.
•	We have a history of operating losses and expect to continue incurring losses for the foreseeable future.
•	If we are unable to obtain additional funding, our business operations will be harmed.
•	Our independent auditors have expressed their concern as to our ability to continue as a going concern.
•	Our inability to regain or maintain the eligibility to have our common shares quoted on the OTCQB Venture Market, which may have an unfavorable impact on our stock price and liquidity.
•	Our products may not be successful in gaining market acceptance, which would negatively impact our revenues.
•	If we are unable to keep up with rapid technological changes in our field, we will be unable to operate profitably.
•	Many of our potential competitors are better established and have significantly greater resources which may make it difficult for us to compete in the markets in which we intend to sell our products.
•	If we lose any of our key management personnel or consultants, we may not be able to successfully manage our business or achieve our objectives.
•	Developments or assertions by us or against us relating to intellectual property rights could materially impact our business.
•	Our products could infringe on the intellectual property rights of others which may result in costly litigation and, if we do not prevail, could also cause us to pay substantial damages and prohibit us from selling or licensing our products.
•	We have identified material weaknesses in our internal control over financial reporting, and if we are unable to achieve and maintain effective internal control over financial reporting or effective disclosure controls, we may be at risk to accurately report financial results or detect fraud, which could have a material adverse effect on our business.
•	The market for our products is immature and volatile and if it does not develop, or if it develops more slowly than we expect, the growth of our business will be harmed.
•	If our security measures are breached and unauthorized access to a customer’s data are obtained, our products may be perceived as insecure, we may incur significant liabilities, our reputation may be harmed and we could lose sales and customers.
•	If we fail to comply with applicable health information privacy and security laws and other state and federal privacy and security laws, we may be subject to significant liabilities, reputational harm and other negative consequences, including decreasing the willingness of current and potential customers to work with us.
•	Our proprietary software may not operate properly, which could damage our reputation, give rise to claims against us or divert application of our resources from other purposes, any of which could harm our business and operating results.
•	We depend on data centers operated by third parties for our products, and any disruption in the operation of these facilities could adversely affect our business.
•	If currency exchange rates fluctuate substantially in the future, the results of our operations, which are reported in U.S. dollars, could be adversely affected.
•	We may not be in compliance with rules and regulations of the U.S. Food and Drug Administration (the “FDA”) should they become applicable to any products we develop in the future.
•	The results of any future clinical trials that we may need to perform in the future may not support our medical device candidate requirements or intended use claims or may result in the discovery of unanticipated inconsistent data.
•	A security breach or disruption or failure in a computer or communications systems could adversely affect us.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The selected financial data presented below for the four years ended December 31, 2018, is presented in U.S. dollars and is derived from our financial statements prepared in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). We have derived the selected financial data as of December 31, 2018, 2017, and 2016 and for the years ended December 31, 2018, 2017, and 2016 from our audited financial statements included elsewhere in this Annual Report on Form 20-F. We have derived the selected financial data as of December 31, 2015, and for the year ended December 31, 2015, from our audited financial statements not included in this annual report. The information set forth below should be read in conjunction with our financial statements (including notes thereto) included under Item 18 and “Operating and Financial Review and Prospects” included under Item 5 and other information provided elsewhere in this annual report on Form 20-F and our financial statements and related notes. The selected financial data in this section is not intended to replace the financial statements and is qualified in its entirety thereby.

	2018	2017	2016	2015
	$	$	$	$
Revenues from continuing operations	—	—	—	—
Net loss	(5,588,334,)	(4,141,613)	(1,502,204)	(600,835)
Net comprehensive loss	(5,381,156)	(4,208,936)	(1,466,776)	(573,461)
Basic and diluted loss per share (1)	(0.06)	(0.06)	(0.05)	(0.03)
Total assets (1)	460,234	59,275	48,380	138,995
Shareholders’ deficit (1)	(3,733,435)	(2,009,266)	(1,191,960)	(446,680)
Cash dividends declared per share (2)	—	—	—	—
Weighted average number of common shares outstanding	75,102,816	69,030,618	32,144,065	22,433,195

Notes:

(1)	We issued 3,798,781 shares in 2018. We issued 26,914,315 common shares in 2017. We issued 16,286,796 common shares for net cash proceeds of $366,455 in 2016. We did not issue any common shares in 2015.

(2)	We have not declared or paid any dividends since incorporation.

Exchange Rate Data

The following table sets forth the exchange rates for Canadian dollars expressed in U.S. dollars that have been used in the audited financial statements included elsewhere in this Annual Report on Form 20-F.

$1 Canadian dollar equivalent in U.S. dollars
At December 31, 2017	0.7955
At December 31, 2018	0.7329
Average for the year ended December 31, 2018	0.7715

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

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

Risks Related to Proposed Sale of Ehave Connect Assets

The announcement and pendency of the sale of our Ehave Connect assets pursuant to the Asset Purchase Agreement, dated March 22, 2019 (the “Agreement”), between us and ZYUS Life Sciences Inc. (“Zyus”), whether or not consummated, may adversely affect our business.

The announcement and pendency of the Asset Sale (See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Sale of Ehave Connect Asset”) whether or not consummated, may adversely affect the trading price of our common shares, our business or our relationships with customers, suppliers and employees. In addition, pending the completion of the Asset Sale, we may be unable to attract and retain key personnel and the focus and attention of our management and employee resources may be diverted from operational matters during the pendency of the Asset Sale.

We cannot be sure if or when the Asset Sale will be completed.

The closing of the Asset Sale is subject to the satisfaction or waiver of various conditions. We cannot guarantee that the closing conditions set forth in the Agreement will be satisfied. If we are unable to satisfy the closing conditions in ZYUS’s favor or if other mutual closing conditions are not satisfied, ZYUS will not be obligated to complete the Asset Sale. In the event that the Asset Sale is not completed, the announcement of the termination of the Agreement may adversely affect the trading price of our common shares, our business and operations or our relationships with customers, suppliers and employees. In addition, we will need an alternative source of raising additional capital, without which we may be required to cease operations at any time.

The Agreement limits our ability to pursue alternatives to the Asset Sale.

The Agreement contains provisions that make it more difficult for us to sell the Ehave Connect assets or engage in another type of transaction relating to the Ehave Connect assets with a party other than ZYUS. These provisions could discourage a third party that might have an interest in acquiring all of, or substantially all of, our assets or our common shares from considering or proposing such an acquisition, even if that party were prepared to pay consideration with a higher value than the consideration to be paid by ZYUS.

The Agreement exposes us to indemnification liabilities that could reduce the proceeds from Asset Sale and have a material adverse effect on our financial condition.

We have agreed to deliver a security agreement granting ZYUS a security interest in the shares of ZYUS received as a portion of the consideration for the Asset Sale in support of any indemnity claims by ZYUS pursuant to the Agreement until the second anniversary of the closing date. Significant indemnification claims by ZYUS could have a material adverse effect on the proceeds from the Asset Sale and our financial condition.

If the Asset Sale is completed, our operations will be significantly curtailed and we will have limited sources of revenue following the Asset Sale, which may negatively impact the value and liquidity of our common stock.

The Asset Sale constitutes a sale of substantially all of the assets of the Company. Upon closing of the Asset Sale, our operations will be significantly curtailed as our sources of potential revenue will be limited to our remaining Megateam and NinjaReflex business. There can be no assurance that we will be successful at generating revenue from the remaining business, if any. A failure by us to secure additional sources of revenue following the closing of the Asset Sale could negatively impact the value and liquidity of our common shares.

We have incurred and will incur significant expenses in connection with the Asset Sale, regardless of whether the Asset Sale is completed.

We have incurred and expect to incur significant expenses related to the Asset Sale. These expenses include, but are not limited to, financial advisory and opinion fees and expenses, legal fees, accounting fees and expenses, certain employee expenses, filing fees, printing expenses and other related fees and expenses. Many of these expenses will be payable by us regardless of whether the Asset Sale is completed.

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

We were incorporated in 2011. We reported a net loss of $5,588,334 for the fiscal year ended December 31, 2018 and had a net loss of $4,141,613 during the fiscal year ended December 31, 2017. As of December 31, 2018, we had an accumulated deficit of $12,577,458. We cannot anticipate when, if ever, our operations will become profitable. We expect to incur significant net losses as we develop and commercialize our products and pursue our business strategy. We intend to invest significantly in our business before we expect cash flow from operations to be adequate to cover our operating expenses. If we are unable to execute our business strategy and grow our business, for any reason, our business, prospects, financial condition and results of operations will be adversely affected.

As reflected in the financial statements for the years ended December 31, 2018, and December 31, 2017, included elsewhere in this Annual Report on Form 20-F, we had no revenues from continuing operations in 2018 and 2017 and need additional cash resources to maintain its operations. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent on our ability to raise additional capital. We cannot predict when, if ever, we will be successful in raising additional capital and, accordingly, we may be required to cease operations at any time, if we do not have sufficient working capital to pay our operating costs.

If we are unable to obtain additional funding, our business operations will be harmed.

We raised an aggregate of $2,832,910 through loans and issuance of convertible debentures and warrants in 2018 and 2019 to date. We raised an aggregate of $869,183 through issuance of convertible debentures and warrants in 2017. We raised an aggregate of $330,750 through a public offering of common shares and warrants closed in June 2016. We anticipate that we will continue to incur losses and negative cash flows from operations, and that such losses will increase over the next several years due to development costs associated with our MegaTeam and Ninja Reflex products, until our products reach commercial profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, based on our current projections, we may not have sufficient resources to fund operations through the third quarter of 2019. To the extent that we are required to raise additional funds to conduct research and acquire facilities, and to cover costs of operations, we intend to do so through additional public or private offerings of debt or equity securities. There are no assurances that we will be successful in obtaining the level of financing needed for our operations, and we may be unable to secure such funding when needed in adequate amounts or on acceptable terms, if at all. Any additional equity financing may involve substantial dilution to our then existing shareholders. In February 2019, we have entered a definitive agreement to sell the Ehave Connect asset in consideration for $895,122 (CDN$1,200,000) of cash and shares of the purchaser’s common shares; however, there is no assurance that the transaction will close. See “—Risks Related to Proposed Sale of Ehave Connect Assets—We cannot be sure if or when the Asset Sale will be completed.” The inability to raise the additional capital will restrict our ability to develop and conduct business operations. If we cannot raise additional capital, we will need to reduce our cash burn to last 12 months by focusing our efforts on existing products only, leveraging research funding to conduct additional clinical studies on efficacy and integration and development of new techniques for assessment and rehabilitation.

Our independent auditors have expressed their concern as to our ability to continue as a going concern.

We reported an accumulated deficit of $12,577,458 and had a stockholders’ deficit of $3,733,435 at December 31, 2018. As a result of our financial condition, we have received a report from our independent registered public accounting firm for our financial statements for the years ended December 31, 2018 and 2017 that includes an explanatory paragraph describing the uncertainty as to our ability to continue as a going concern without the infusion of significant additional capital. There can be no assurance that management will be successful in implementing its plans. If we are unable to raise additional financings we may cease operations.

Our products may not be successful in gaining market acceptance, which would negatively impact our revenues.

Currently, our business strategy is to continue to support the clinical trials of our therapeutic video games and gain access to additional technologies at a time and in a manner that we believe is best for our development. We may have difficulties in reaching market acceptance, which could negatively impact our revenues, for a number of reasons including:

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

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring an annual assessment by management of the effectiveness of a public company’s internal controls over financial reporting and an attestation report by the company’s independent auditors addressing this assessment, if applicable. As discussed in Item 15 “Controls and Procedures” based on a review of our internal controls over financial reporting, management concluded that our internal controls over financial reporting was not effective due to the existence of a material weakness relating to a lack of sufficient accounting records and underlying supporting detail as of December 31, 2018. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls. Management has since addressed this weakness and has implemented the necessary changes to have effective controls over financial reporting. For additional information, see Item 15 “Controls and Procedures.”

We cannot assure you that we will be able to remediate our existing material weaknesses in a timely manner, if at all, or that in the future additional material weaknesses will not exist, reoccur or otherwise be discovered, a risk that is significantly increased in light of the complexity of our business. If our efforts to remediate these material weaknesses, as described in Item 15 “Controls and Procedures”, are not successful or if other deficiencies occur, our ability to accurately and timely report our financial position, results of operations, cash flows or key operating metrics could be impaired, which could result in late filings of our annual or interim reports under the Exchange Act, restatements of our consolidated financial statements or other corrective disclosures. Our failure to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm our business and negatively impact the trading price of the common shares. In addition, future changes in our accounting, financial reporting, and regulatory environment may create new areas of risk exposure. Failure to modify our existing control environment accordingly may impair our controls over financial reporting and cause our investors to lose confidence in the reliability of our financial reporting, which may adversely affect our share price, suspension of trading or delisting of our common shares by Pink Open Market, or, if we regain the eligibility to have our common shares quoted on the OTCQB Venture Market, the OTCQB Venture Market, or other material adverse effects on our business, reputation, results of operations, financial condition or liquidity. Furthermore, if we continue to have these existing material weaknesses, other material weaknesses or significant deficiencies in the future, it could create a perception that our financial results do not fairly state our financial condition or results of operations. Any of the foregoing could have an adverse effect on the value of our shares.

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

We have no current plans to market, advertise or sell computerized cognitive assessment aids in the United States. The clinical trial process may fail to demonstrate that our computerized cognitive assessment aids that we may develop in the future, are safe, effective, and consistent for the desired or proposed indicated uses, which could cause us to abandon a product and may delay development of others. Any requirement to perform unanticipated clinical trials or delay or termination of any such unanticipated future clinical trials may delay or inhibit our ability to commercialize any computerized cognitive assessment aids that we may develop in the future; and affect our ability to generate revenues.

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

Trading of our common shares on the Pink Open Market is limited and sporadic, making it difficult or impossible for our shareholders to sell their shares or liquidate their investments.

There is a very limited market for our common shares. On April 30, 2019, our common shares were removed from the OTCQB Venture Market to the Pink Open Market. Prior to the listing of our common shares for trading on the OTCQB Venture Market in November 2016, there was no public market for our common shares. The Pink Open Market is a significantly more limited market than the OTCQB Venture Market and established exchanges such as the New York Stock Exchange or NASDAQ. There is no assurance that a sufficient market will develop in our shares, and the lack of an active market will impair your ability to sell your common shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of our common shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. Even after trading volume increases, trading through the Pink Open Market or the OTCQB Venture Market, if our shares regain eligibility to be quoted on the OTCQB Venture Market, is frequently thin and highly volatile.

We may not regain or maintain the eligibility to have our common shares quoted on the OTCQB Venture Market, which may have an unfavorable impact on our stock price and liquidity.

On April 30, 2019, our common shares were removed from the OTCQB Venture Market to the Pink Open Market because we were unable to cure our bid price deficiency. The OTCQB Venture Market requires a minimum bid price of $0.01. Broker-dealers often decline to trade in over-the-counter stocks that are quoted on the OTC Pink tier given the market for such securities are often limited, the stocks are more volatile, and the risk to investors is greater. The OTC Pink marketplace also does not provide as much liquidity as the OTCQB Venture Market. Many broker-dealers will not trade or recommend OTC Pink stocks for their clients. Because the OTCQB generally increases transparency by maintaining higher reporting standards and requirements and imposing management certification and compliance requirements, broker-dealers are more likely to trade stocks on the OTCQB marketplace than on the OTC Pink marketplace. If we do not regain our eligibility to be quoted on the OTCQB Venture Market or maintain such eligibility once we regain the eligibility, these factors may reduce the potential market for our common shares by reducing the number of potential investors. This may make it more difficult for investors in our common shares to sell shares to third parties or to otherwise dispose of their shares and could cause our stock price to decline.

We expect the share consolidation, expected to be effective as of May 27, 2019, to cure the bid price deficiency; however, the expected increase in the price of our common shares from the share consolidation may not be maintained, and there can be no assurance that the market price of our common shares following the share consolidation will remain above the minimum bid price requirement to restore or maintain eligibility for quotation of our common shares on OTCQB Venture Market. It is not uncommon for the market price of a company’s stock to decline in the period following a share consolidation. If the market price of our common shares declines following the expected share consolidation, the percentage decline may be greater than would occur in the absence of a share consolidation. In any event, other factors unrelated to the number of our common shares outstanding, such as negative financial or operational results, could adversely affect the bid price of our common shares to fall below the minimum bid price requirement to be quoted on OTCQB Venture Market.

The share consolidation may decrease the liquidity of our common shares.

At the special meeting of our shareholders held on May 6, 2019, our shareholders approved a resolution authorizing the amendment of our articles to consolidate our issued and outstanding common shares in up to three consecutive share consolidations to occur at any time as determined by our board of directors, within one calendar year of the date of the special meeting, provided that the first consolidation, the second consolidation, and the third consolidation shall collectively effect a consolidation on a basis of between (i) two pre-consolidation shares to one post-consolidation share, and (ii) 200 pre-consolidation shares to one post-consolidation share. On May 13, 2019, we determined a share consolidation ratio of 100 pre-consolidation shares to one post-consolidation share, expected to be effective as of May 27, 2019. The liquidity of our common shares may be affected adversely by the share consolidation given the reduced number of shares that are outstanding following the share consolidation. In addition, the share consolidation will increase the number of shareholders who own odd lots (less than 100 shares) of our common shares, creating the potential for such shareholders to experience an increase in the cost of selling their shares and greater difficulty effecting such sales.

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

The concentration of the capital stock ownership with our insiders enable their exercise of significant control over our corporate governance and affairs which may result in their taking actions with which other shareholders do not agree and may limit the ability of other shareholders to influence corporate matters.

As of April 15, 2018, approximately 45.5% of our outstanding common shares was controlled by our officers, directors, beneficial owners of 10% or more of our securities and their respective affiliates. These shareholders, if they act together, may be able to exercise significant influence over the outcome of all corporate actions requiring approval of our shareholders, including the election of directors and approval of significant corporate transactions, which may result in corporate action with which other shareholders do not agree. This concentration of ownership may also have the effect of delaying or preventing a change in control which might be in other shareholders’ best interest but which might negatively affect the market price of our common shares.

Our authorized capital consists of an unlimited number of shares of one class designated as common shares. We may, in the future, issue additional common shares, which would reduce investors’ percent of ownership and may dilute our share value.

Our Articles of Incorporation authorizes the issuance of an unlimited number of our common shares, no par value, of which 2,541,383,906 shares are currently issued and outstanding. The future issuance of common shares may result in substantial dilution in the percentage of our common shares held by our then existing shareholders. We may value any common shares issued in the future on an arbitrary basis. The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and may have an adverse effect on any trading market of our common shares.

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

We may be classified as a Passive Foreign Investment Company, or PFIC, for U.S. federal income tax purposes in 2019 and may continue to be, or become, a PFIC in future years, which may have negative tax consequences for U.S. investors.

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

Our principal office is located at 203-277 Lakeshore Road East, Oakville, Ontario, Canada L6J 6J3 and our telephone number is (905) 362-1499.

The SEC maintains an Internet site that contains reports and other information regarding us that we file electronically with the SEC website at www.sec.gov. We also make available free of charge on our website at www.ehave.com, as soon as reasonably practicable after such reports are available on the SEC website.

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

Proposed Sale of Ehave Connect Assets

On March 22, 2019, we entered into an Asset Purchase Agreement with ZYUS, pursuant to which we will sell to ZYUS all of our property and assets, including intellectual property, relating to our business relating to our technology stack, data models, user interface flows, application programming interfaces and all existing builds to the health informatics Ehave Connect platform, which includes but is not limited to the input, tracking and extraction of clinical data, but excluding intellectual property in certain patient outcome reporting applications, clinical games, clinical patient data, facts related to patient assessments and personal property (the “Asset Sale”). The Ehave Connect platform contains components specifically designed to be used by medical cannabis patients to efficiently gather and verify patient-reported outcomes and experiences, evaluate treatment progress, enhance patient engagement and improve data modeling.

In connection with the Agreement, ZYUS will (i) pay us a total purchase price of CAD $1.2 million in cash, CAD $260,000 of which was provided to us upon execution of a non-binding term sheet and CAD $100,000 of which was provided to us on April 30, 2019, pursuant to an advance, and (ii) issue to us at closing 361,011 common shares of ZYUS, priced at CAD$5.54 per share (the “Consideration Shares”).

The Agreement also contains representations, warranties and covenants of the parties customary for transactions similar to those contemplated by the Agreement. Pursuant to the Agreement, ZYUS, among other things, agreed not to redeem, purchase or otherwise acquire any of its outstanding shares or other securities, subject to certain exceptions, from the date of the Agreement and until the closing date of the Asset Sale, and we agreed to enter into a six month lock-up agreement restricting the resale of the Consideration Shares if ZYUS completes an initial public offering or going public transaction. Such representations and warranties are made solely for purposes of the Agreement and, in some cases, may be subject to qualifications and limitations agreed to by the parties in connection with the negotiated terms of the Agreement and may have been qualified by disclosures that were made in connection with the parties’ entry into the Agreement.

The closing of the Asset Sale is subject to waiver or satisfaction of closing conditions set forth in the Agreement, which includes, among other things, termination of certain collaboration and services agreements between us and certain partners and approval by at least two-thirds (2/3) of our shareholders present in person or represented by proxy at a shareholder meeting, which was obtained at a special meeting held on May 6, 2019.

The Agreement also contains indemnification provisions by each party. We will deliver a security agreement granting ZYUS a security interest in the Consideration Shares in support of any indemnity claims by ZYUS pursuant to the Agreement until the second anniversary of the closing date.

In addition, we agreed to enter into a non-competition agreement with ZYUS, pursuant to which we will agree not to, for a period of four years from the date of the non-competition agreement, within Canada and the United States, conduct business or have any financial or other interest in any business that is the same as or substantially similar to or is competitive with the business of a healthcare software development company for stakeholders in health sectors related to plant-based therapeutics. The non-competition agreement also includes a confidentiality provision that prohibits us from using the confidential information relating to the assets acquired in the Asset Sale for its own benefit or for the benefit of others.

The foregoing descriptions of the Agreement, the security agreement and the non-competition agreement are qualified in their entirety by reference to the full text of the Agreement, a form of the security agreement and a form of the non-competition agreement, a copy of which is attached to this Annual Report on Form 20-F as Exhibits 4.60, 4.61 and 4.62.

On October 30, 2018, we entered in an agreement (the “CHT Agreement”) with Companion Healthcare Technologies Inc. (“CHT”), for the use of Ehave Connect whereby CHT would acquire the exclusive rights to Ehave Connect for use in companion animals. On April 18, 2019, we and CHT agreed that upon closing of the Asset Sale, the CHT Agreement shall be terminated, and we, as consideration, within ten business days following the date of the closing of the Asset Sale, shall pay CHT, in cash, up to CAD$242,000, which includes up to $37,000 for legal fees that CHT incurred in connection with the CHT Agreement, provided that the agreement to terminate the CHT Agreement and our obligation to pay CHT shall no longer be effective if the closing of the Asset Sale does not occur on or prior to June 30, 2019.

Share Consolidation

At the special meeting of our shareholders held on May 6, 2019, our shareholders approved a resolution authorizing the amendment of our articles to consolidate our issued and outstanding common shares in up to three consecutive share consolidations to occur at any time as determined by our board of directors, within one calendar year of the date of the special meeting, provided that the first consolidation, the second consolidation, and the third consolidation shall collectively effect a consolidation on a basis of between (i) two pre-consolidation shares to one post-consolidation share, and (ii) 200 pre-consolidation shares to one post-consolidation share. On May 13, 2019, we determined a share consolidation ratio of 100 pre-consolidation shares to one post-consolidation share, expected to be effective as of May 27, 2019.

Removal of our Common shares from the OTCQB Venture Market to Pink Open Market

On April 30, 2019, our common shares were removed from the OTCQB Venture Market to the Pink Open Market because we were unable to cure our bid price deficiency. The OTCQB Venture Market requires a minimum bid price of $0.01. Broker-dealers often decline to trade in over-the-counter stocks that are quoted on the OTC Pink tier given the market for such securities are often limited, the stocks are more volatile, and the risk to investors is greater. We expect the share consolidation, expected to be effective as of May 27, 2019, to cure the bid price deficiency; however, the expected increase in the price of our common shares from the share consolidation may not be maintained, and there can be no assurance that the market price of our common shares following the share consolidation will remain above the minimum bid price requirement to restore or maintain eligibility for quotation of our common shares on OTCQB Venture Market.

Financings

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

On November 14, 2016, we received notice from the Financial Industry Regulatory Authority (“FINRA”) that pursuant to FINRA Rule 6432 and Rule 15c2-11 that our company may initiate a priced quotation on the OTC Bulletin Board under the trading symbol EHVVF. On November 21, 2016, our common shares were listed for trading on the OTCQB Venture Market. On April 30, 2019, our common shares were moved to the Pink Open Market because we were unable able to cure our bid price deficiency.

On November 14, 2016, we entered into a definitive securities purchase agreement to sell up to $1,500,026 of convertible promissory notes and warrants in multiple closings in a private placement. We have used the net proceeds from the private placement to further the development of Ehave Connect, for MegaTeam clinical trials, for general marketing and investor relations’ purposes, and for working capital. As of December 31, 2016, we received $259,357 of $309,357 of the firmly committed amount and waived $50,000 of the firmly committed amount for future reassignment as permitted under the agreement. Certain lenders notified us that it will not elect to fund an aggregate of $683,130 of additional loans and have permitted its reassignment, of which $489,368 has been reassigned. In the year ended December 31, 2017, we issued additional convertible promissory notes in an aggregate principal amount of $609,826 pursuant to the note and warrant purchase agreement. As of December 31, 2017, we had received total proceeds of $869,183 pursuant to the note and warrant purchase agreement. On September 24, 2018 we entered into a letter agreement to convert all outstanding convertible promissory notes with aggregate principal amount of $869,183 into common shares of the company upon the closing of a bridge financing of up to $500,000. On February 27, 2019, we closed the bridge loan and all such outstanding convertible promissory notes were converted into 372,228,244 common shares of the Company, and all outstanding warrants were canceled

On October 11, 2017, we entered into Investor Letters, pursuant to which certain persons agreed to purchase securities of the Company on similar terms as certain offerings of the Company that are consummated prior to December 31, 2017, or, if such an offering is not consummated, the purchase amount will be converted into a secured promissory note that matures on January 31, 2018 (which, at the investor’s option, may be converted into common shares of the Company). We received aggregate proceeds of $100,000. No such offerings were consummated prior to December 31, 2017, and such notes were converted into Unsecured Debentures on January 31, 2018 (see below).

On November 15, 2017, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $196,237. Lenders of the promissory notes were issued 2,133,333 common share warrants at an exercise price of $0.075 per share with an expiry date of November 16, 2022. On January 31, 2018 $148,745 of the promissory notes were repaid and $47,932 of the promissory notes were exchanged for Unsecured Debentures. On February 27, 2019, we entered into an agreement to cancel the warrants issued to the lenders in exchange for 31,109,865 common shares of the Company.

On January 31, 2018, the Company entered into a secured convertible debenture agreement (the “Secured Debentures”) for total proceeds of $1,218,620 (CDN$1,500,000), issued in two installments. The Secured Debentures are secured against certain of our assets. Under the terms of the Secured Debentures, the principal amount and accrued interest is convertible into common shares of the Company at a conversion price equal to 75% the issue price of common shares under a qualified offering. The conversion of the Secured Debentures is at the option of the holder. At the time of conversion, the holder will also receive an equal amount of common share purchase warrants with an exercise price equal to the issue price. The Secured Debentures are due on July 31, 2018 and bear interest at 10% per annum. The initial installment of the Secured Debentures was issued on January 31, 2018 for proceeds of $609,310 (CDN$750,000). On March 19, 2018, the final instalment of $573,307 (CDN$750,000) was received. The Secured Debentures are secured against the general assets and intellectual property of the Company. On February 27, 2019, we entered into an agreement to convert the note into 1,268,274,936 common shares of the Company.

On January 31, 2018, promissory notes with an aggregate principal amount of $311,967 (CDN$384,000) outstanding at December 31, 2017 were exchanged for unsecured convertible debentures (the “Unsecured Debentures”). From January 1, 2018 to January 31, 2018, the Company issued an additional $20,098 (CDN$25,000) Unsecured Debentures for total proceeds of $332,065 (CDN$409,000). On March 19, 2018, an installment of the Unsecured Debentures in the amount of $382,263 (CDN$500,000) was received. Under the terms of the Unsecured Debentures, the principal amount and accrued interest is convertible into common shares of the Company at a conversion price equal to 75% the issue price of common shares under a qualified offering. The conversion of the Unsecured Debentures is at the option of the holder. At the time of conversion, the holder will also receive 120% of the amount of the common shares issued of common share purchase warrants with an exercise price equal to the issue price. The Unsecured Debentures are due on July 31, 2018 and bear interest at 10% per annum. On February 27, 2019, we entered into an agreement to convert the note into 276,809,884 common shares of the Company.

On September 27, 2018, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $85,756 (CDN$111,110), including $11,110 of original issue discount. On February 27, 2019, promissory notes with an aggregate principal amount of $85,756 (CDN$111,110) were exchanged for unsecured debentures for a bridge loan. On February 28, 2019, we entered into an agreement to convert the note into 54,203,662 common shares of the Company.

On October 31, 2018, we issued demand senior secured promissory notes in the aggregate principal amount of $57,000.

On December 5, 2018, we entered into a securities purchase agreement for $141,000 of promissory notes, including $13,000 of original issue discount. Under the terms of the agreement, the principal amount and accrued interest is convertible into common shares of the Company at a conversion price equal to 73% of the market price. The conversion of the debentures is at the option of the holder between 180 days following the issue of the debentures and the maturity date. The debentures are due on December 5, 2019 and bear interest at 8% per annum.

On January 21, 2019, we issued a senior secured promissory note in the aggregate principal amount of $263,192 (CDN$350,000). The secured promissory note is secured against certain of our assets, including all development tax credits that the Company has applied for and receives. The loan is due on May 21, 2020 and bears and interest rate at 20.07% per annum.

On January 28, 2019, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $85,756 (CDN$125,000), including $18,841(CDN$25,000) of original issue discount.

On February 27, 2019, we entered into an agreement to exchange $150,000 in fees owed to Scott Woodrow, a former Director of the Company resigned in February 2019, for 47,564,189 common shares of the Company.

On February 27, 2019, we entered into an agreement to exchange $100,000 in fees owed to KW Capital Partners Ltd. for 31,709,460 common shares of the Company.

On February 27, 2019, we entered into an agreement to exchange $150,000 in fees and issue common shares previously owed to Bezalel Partners LLC for 47,564,189 common shares of the Company.

On February 27, 2019, we entered into agreements to cancel options, cancel option anti-dilution clauses, and cancel employee severance liabilities in exchange for 304,437,002 common shares of the company

On February 27, 2019, we entered into an agreement to cancel 2,250,000 compensation warrants that had anti-rachet and anti-dilution provisions for 32,811,191 common shares of the Company.

On March 26, 2019, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $98,351 (CDN$131,683), including $23,663 (CDN$31,683) of original issue discount.

The proceeds from these private placements were used for general working capital purposes, particularly the development and marketing of the Ehave Connect platform and support of our trials of our games, MegaTeam and NinjaReflex.

Business Development Agreements

 On December 13, 2016, we entered into an agreement with Multi-Health Systems (“MHS”), an international healthcare technology developer of scientifically validated assessments, granting us access to MHS’s extensive library of mental health assessments.

On February 3, 2017, we entered into a Strategic Relationship Agreement (the “MedReleaf Agreement”) with MedReleaf Corp. (“MedReleaf”), pursuant to which we and MedReleaf agreed to develop a branded MedReleaf app to advance the study and therapeutic use of medical cannabis. In connection with the MedReleaf Agreement, MedReleaf made an investment of $100,000 into the Company in the form of a convertible note, and was granted an option to invest $200,000 into our TSX-V common stock public offering.

B.	Business Overview

We are creating a mental health data platform that integrates with our proprietary and third-party assessment and therapeutic digital applications. Our product focus is based on two tiers of activities: (1) MegaTeam and Ninja Reflex, our clinically validated digital assessment and rehabilitation software that is engaging for the patient and (2) adaptation of third-party clinically validated digital assessment and rehabilitation software for enhanced patient engagement and data modeling. We intend to provide technology solutions to clinicians, patients, researchers, pharmaceutical companies and payors.

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

Ehave Connect Software Platform

On March 22, 2019, we entered into the Agreement with Zyus, pursuant to which we will sell to Zyus all of our assets relating to its health informatics Ehave Connect platform. The Ehave Connect platform contains components specifically designed to be used by medical cannabis patients to efficiently gather and verify patient-reported outcomes and experiences, evaluate treatment progress, enhance patient engagement and improve data modeling.

Ehave Connect is a cloud-based platform that allows for the input, tracking and extraction of clinical data. Based on the clinical data collected, Ehave Connect is intended to provide patient management and digital assessment tools to healthcare providers and physicians so that they are better equipped to provide diagnosis and treatment to patients in their care.

Third Party Content

We believe that it is critical to partner across the mental healthcare community, and we have secured partnerships with industry leaders.

Partnership with MedReleaf

On February 3, 2017, we entered into the MedReleaf Agreement with MedReleaf, pursuant to which we and MedReleaf agreed to develop a branded MedReleaf App to advance the study and therapeutic use of medical cannabis. MedReleaf is Canada’s premium licensed producer and distributor of medical cannabis. The objective of the partnership with MedReleaf is to validate and optimize the use of MedReleaf’s medical cannabis products as therapeutic treatments for various health conditions. We and MedReleaf monitor every step of the medical cannabis treatment life cycle, collect diagnosis data and intake assessments, run validated psychological assessments to monitor treatment response, manage patient treatment plans, and objectively analyze patient outcomes.

Partnership with MHS

In December 2016, we signed an agreement with MHS, a leading provider of psychological assessment tools. We have licensed MHS’s gold standard Connors® suite of ADHD assessments, as well as the Davidson Trauma Scale and SPAN assessments for PTSD. We expect to offer MHS’s entire catalogue of tests in time, and in so doing we believe that we can enhance the evaluation of any mental health indication. We plan to move into areas such as anxiety, depression, OCD, autism, and more.

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

Business Strategy

Our business strategy is to develop and MegaTeam and Ninja Reflex in an effective and timely manner and gain access to additional technologies at a time and in a manner that we believe is best for our development.  We intend to achieve our business strategy by focusing on these key areas:

•	expanding MegaTeam and Ninja Reflex with additional game titles, and participate in further clinical studies with Hospital for Sick Children on the CHILD-BRIGHT network, which is a Canadian research network that aims to improve the lives of children with brain-based development disabilities we are a partner to and provider of in-kind services and support);

•	forming strategic alliances with publishers of psychological assessments, at a time and in a manner where such alliances may complement and expand our research and development efforts on the product and provide sales and marketing capabilities;

•	developing relationships with pharmaceutical and insurance companies that could be instrumental in deploying our technology to drug development and treatment monitoring; and

•	developing relationships with companies that could be instrumental in assisting us to access other innovative therapeutics.

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

Competition

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

Marketing

Our marketing channels consist of direct sales and leveraging partners for market outreach. Our current strategy is for direct sales to publishing partners, medical device partners and pharmaceutical companies. Through these partnerships, we gain access to clinicians and the patients they serve.

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

We have not registered any patents in respect of Megateam and NinjaReflex ; however we maintain our proprietary server architecture and mobile applications as trade secrets. We have registered the trade name “Ehave, Inc.” and owns the domain “ehave.com.”

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this Annual Report on Form 20-F. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, including our belief as to the potential of MegaTeam and Ninja Reflex applications as an effective remediation tool for ADHD and our expectations as to the success of our research and related content distribution in 2019 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties]. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 20-F, particularly those in “Item 3. Key Information – D. Risk Factors.” See also “Special Note Regarding Forward-Looking Statements.”

With respect to the forward-looking statements made within this Item 5, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our continuing development programs, the results of our clinical trials, our ability to obtain commercial sales, and future expense levels being within our current expectations.  Investors are cautioned against placing undue reliance on forward-looking statements.  We do not undertake to update these forward-looking statements except as required by applicable law.

Overview

We are creating a medical cannabis and mental health data platform that integrates with our proprietary and third-party assessment and therapeutic digital applications. Our product focus is based on two tiers of activities: (1) MegaTeam and Ninja Reflex, our clinically validated digital assessment and rehabilitation software that is engaging for the patient, and (2) adaptation of custom and third-party clinically validated digital assessment and rehabilitation software for enhanced patient engagement and data modeling. We intend to provide technology solutions to clinicians, patients, researchers, pharmaceutical companies and payors.

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

Recapitalization

In February 2019, we entered into agreements with holders of $2.8 million of promissory notes and debentures to exchange such notes and debentures for common shares. In February 2019, we also issued shares of Ehave common stock in return for the cancelation of 4,383,333 Ehave warrants and the cancellation of 8,051,791 Ehave stock options. As a result of the recapitalization described above, all outstanding promissory notes, warrants and certain options were exchanged for common shares.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires companies to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty, and actual results may differ. Our significant accounting policies are more fully described in Note 1 to our financial statements included elsewhere in this Annual Report. Critical accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and are particularly important to the portrayal of our financial position and results of operations. Our estimates are primarily guided by observing the following critical accounting policies.

Financial Overview

Our operations have been funded, to date, primarily through the sale of our common shares in a public offering and series of private placements of convertible notes and warrants. From our inception through December 31, 2018, we have raised an aggregate of approximately $4,474,085 to fund our operations, of which approximately $366,455 was from our public offering in June 2016, and approximately $4,107,630 was from the issuance of convertible notes and warrants. In addition, we received additional aggregate investments of $192,556 from promissory notes that closed in each of January and March of 2019.

Operating Losses

Since our inception, we have incurred significant operating losses. Our net losses were $5,588,334 and $4,141,613 for the year ended December 31, 2018 and 2017, respectively. As of December 31, 2018, we had an accumulated deficit of $12,577,458. We expect to continue to incur significant expenses and operating losses over the next several years. Our net losses may fluctuate significantly from quarter to quarter and from year to year. We anticipate that our expenses will increase significantly as we plan to continue development and commercialization of MegaTeam and NinjaReflex products as well as to engage in continuing research and development related to products and services.

A.	Operating Results

On March 22, 2019, we entered a definitive asset purchase agreement with ZYUS, pursuant to which ZYUS will acquire all of the assets and rights relating to Ehave Connect Sale (See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Sale of Ehave Connect Asset”). Ehave will continue in our development and trials of digital assessment and therapeutic video games for children with ADD/ADHD. The closing of the Asset Sale remains subject to the satisfaction of customary closing conditions, with a target close date at or around May 22, 2019. Operating results have been separated consistent with this sale between continuing and discontinued operations.

Years Ended December 31, 2018, and December 31, 2017

Revenues

We have no revenue from continuing operations for the year ended December 31, 2018 and the year ended December 31, 2017.

Operating Expenses

Our total operating expenses, excluding discontinued operations, for the year ended December 31, 2018 was $761,936 compared to $796,585 in 2017, a decrease of $34,649. The decrease in operating expenses is primarily due to the application for tax credits against operating expenses. The operating expenses, excluding discontinued operations for the year ended December 31, 2018, consisted of salaries of $294,222, rent of $46,348, professional fees of $209,255, insurance expenses of $29,831, travel expenses of $11,932, software development of $90,060, communications of $139,172 and general and administrative expenses of $381,740 and tax credits of $440,624. The operating expenses, excluding discontinued operations, for the year ended December 31, 2017, consisted of salaries of $134,506, rent of $26,235, professional fees of $223,928, insurance expenses of $10,277, travel expenses of $12,112, software development of $151,981, communications of $231,662 and general and administrative expenses of $5,885.

	For the years ended December 31,
	2018	2017
	$	$
Operating Expenses, excluding discontinued operations
Salaries	294,222	134,506
Rent	46,348	26,235
Professional fees	209,255	223,928
Insurance	29,831	10,277
Travel	11,932	12,112
Communications	139,172	231,662
Software development	90,060	151,981
General and administrative	381,740	5,885
Tax credits	(440,624)	-
Total operating expenses from continuing operations	761,936	796,585
Total operating expenses from discontinued operations	934,181	463,989
Total operating expenses	1,696,117	1,260,574
Other expenses
Warrant expense	3,454,400	2,745,731

Salaries

	For the years ended December 31,
	2018	2017	Increase	%
	$	$	(decrease)	Change

From continuing operations	294,222	134,506	159,716	119
From discontinued operations	909,607	425,938	483,669	114
Total	1,203,829	560,444	643,385	115

The increase in salaries is primarily attributable to an increase in the number of employees and full year salaries. During the year ended December 31, 2018, we had stock options expense of $202,588 (2017 - $139,758) related to stock option grants to our CEO and CTO that is not included in salaries.

Professional Fees

	For the years ended December 31,
	2018	2017	Increase	%
	$	$	(decrease)	Change

From continuing operations	209,255	223,928	(14,673)	7
From discontinued operations	-	-	-
Total	209,255	223,928	(14,673)	7

The decrease in professional fees is primarily attributable to reduction in outside use of consultants.

Communications

	For the years ended December 31,
	2018	2017	Increase	%
	$	$	(decrease)	Change

From continuing operations	139,172	231,662	(92,490)	40
From discontinued operations	-	-	-
Total	139,172	231,662	(92,490)	40

The decrease in communications is primarily attributable to fewer news releases and targeted investor outreach.

Software Development

	For the years ended December 31,
	2018	2017	Increase	%
	$	$	(decrease)	Change

From continuing operations	90,060	151,981	(61,921)	40
From discontinued operations	22,144	37,995	(15,851)	42
Total	112,204	189,976	(77,772)	41

The decrease in software development expenses is due to the impact of using employees to replace contractors.

Warrant Expense

For the years ended December 31,
2018	2017	Increase	%
$	$	(decrease)	Change

3,454,4004	2,745,731	708,669	26

The increase in warrant expense related to the additional financing in 2018.

Net Loss

Net loss for the year ended December 31, 2018, was $5,588,334 as compared to a net loss of $4,141,613 in 2017.

B.	Liquidity and Capital Resources

Through December 31, 2018, we have incurred an accumulated deficit of $12,577,458, primarily as a result of expenses incurred through a combination of development and commercialization activities related to our products and general and administrative expenses supporting those activities, as well as a net loss of $5,588,334 and negative operating cash flows. Our total cash and cash equivalents balance as of December 31, 2018 was $11,222. At December 31, 2018, we had working capital deficit of $4,007,785, of which $2,971,652 relates to convertible notes convertible into common shares subsequent to the year ended December 31, 2018. We anticipate that we will continue to incur losses and negative cash flows from operations, and that such losses will increase over the next several years due to development costs associated with our MegaTeam, and Ninja Reflex products, until our products reach commercial profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, based on our current projections, we may not have sufficient resources to fund operations through the third quarter of 2019. Therefore, there is substantial doubt about our ability to continue as a going concern.

Our plans include the continued commercialization of our products and raising capital through a combination of equity offerings, debt financings, other third-party funding and other collaborations and strategic partnerships. There are no assurances, however, that we will be successful in obtaining the level of financing needed for our operations. In addition, the Asset Sale may not close, in which case we will need an alternative source of raising additional capital, and if the Asset Sale is completed, our operations will be significantly curtailed and we will have limited sources of revenue following the Asset Sale. We are exploring various financing options including equity funding and strategic collaboration. However, there are no assurances that we will be successful in obtaining the level of financing needed for our operations or that any such financing would be on terms favorable to us. Any future financing may involve substantial dilution to existing investors. If we are unsuccessful in commercializing our products and raising capital, we may need to reduce activities, curtail or cease operations.

On April 30, 2019, our common shares were removed from the OTCQB Venture Market to the Pink Open Market because we were unable to cure our bid price deficiency. We expect the share consolidation, expected to be effective as of May 27, 2019, to cure the bid price deficiency; however, the expected increase in the price of our common shares from the share consolidation may not be maintained, and there can be no assurance that the market price of our common shares following the share consolidation will remain above the minimum bid price requirement to restore or maintain eligibility for quotation of our common shares on OTCQB Venture Market. If we fail to restore or maintain the eligibility for quotation of our common shares on OTCQB Venture Market, our ability to obtain additional financing through the public or private sale of our securities would be adversely affected.

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

On November 14, 2016, we received notice from the Financial Industry Regulatory Authority (“FINRA”) that pursuant to FINRA Rule 6432 and Rule 15c2-11 that our company may initiate a priced quotation on the OTC Bulletin Board under the trading symbol EHVVF. On November 21, 2016, our common shares were listed for trading on the OTCQB Venture Market. On April 30, 2019, our common shares were moved to the Pink Open Market because we were unable able to cure our bid price deficiency.

On November 14, 2016, we entered into a definitive securities purchase agreement to sell up to $1,500,026 of convertible promissory notes and warrants in multiple closings in a private placement. We have used the net proceeds from the private placement to further the development of Ehave Connect, for MegaTeam clinical trials, for general marketing and investor relations’ purposes, and for working capital. As of December 31, 2016, we received $259,357 of $309,357 of the firmly committed amount and waived $50,000 of the firmly committed amount for future reassignment as permitted under the agreement. Certain lenders notified us that it will not elect to fund an aggregate of $683,130 of additional loans and have permitted its reassignment, of which $489,368 has been reassigned. In the year ended December 31, 2017, we issued additional convertible promissory notes in an aggregate principal amount of $609,826 pursuant to the note and warrant purchase agreement. As of December 31, 2017, we had received total proceeds of $869,183 pursuant to the note and warrant purchase agreement. On September 24, 2018 we entered into a letter agreement to convert all outstanding convertible promissory notes with aggregate principal amount of $869,183 into common shares of the company upon the closing of a bridge financing of up to $500,000. On February 27, 2019, we closed the bridge loan and all such outstanding convertible promissory notes were converted into 372,228,244 common shares, and all outstanding warrants were canceled.

On October 11, 2017, we entered into Investor Letters, pursuant to which certain persons agreed to purchase securities of the Company on similar terms as certain offerings of the Company that are consummated prior to December 31, 2017, or, if such an offering is not consummated, the purchase amount will be converted into a secured promissory note that matures on January 31, 2018 (which, at the investor’s option, may be converted into common shares of the Company). We received aggregate proceeds of $100,000. No such offerings were consummated prior to December 31, 2017, and such notes were converted into Unsecured Debentures on January 31, 2018 (see below), which have been converted into common shares on February 27, 2019.

On November 15, 2017, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $196,237. Lenders of the promissory notes were issued 2,133,333 common share warrants at an exercise price of $0.075 per share with an expiry date of November 16, 2022. On January 31, 2018 $148,745 of the promissory notes were repaid and $47,932 of the promissory notes were exchanged for Unsecured Debentures. On February 27, 2019, as part of the recapitalization, we entered into an agreement to cancel the warrants issued to the lenders in exchange for 31,109,865 common shares.

On January 31, 2018, we entered into a secured convertible debenture agreement (the “Secured Debentures”) for total proceeds of $1,218,620 (CDN$1,500,000), issued in two installments. The Secured Debentures were secured against the general assets and intellectual property of the Company. Under the terms of the Secured Debentures, the principal amount and accrued interest was convertible into our common shares at a conversion price equal to 75% the issue price of common shares under a qualified offering. The conversion of the Secured Debentures was at the option of the holder. At the time of conversion, the holder was to also receive an equal amount of common share purchase warrants with an exercise price equal to the issue price. The Secured Debentures were due on July 31, 2018 and bore interest at 10% per annum. The initial installment of the Secured Debentures was issued on January 31, 2018 for proceeds of $609,310 (CDN$750,000). On March 19, 2018, the final instalment of $573,307 (CDN$750,000) was received. On February 27, 2019, as part of the recapitalization, we entered into an agreement to convert the Secured Debentures and right to receive warrants into 1,268,274,936 common shares.

On January 31, 2018, certain promissory notes with an aggregate principal amount of $311,967 (CDN$384,000) outstanding at December 31, 2017 were exchanged for unsecured convertible debentures (the “Unsecured Debentures”). From January 1, 2018 to January 31, 2018, we issued an additional $20,098 (CDN$25,000) Unsecured Debentures for total proceeds of $332,065 (CDN$409,000). On March 19, 2018, an installment of the Unsecured Debentures in the amount of $382,263 (CDN$500,000) was received. Under the terms of the Unsecured Debentures, the principal amount and accrued interest was convertible into our common shares at a conversion price equal to 75% the issue price of common shares under a qualified offering. The conversion of the Unsecured Debentures was at the option of the holder. At the time of conversion, the holder was to also receive 120% of the amount of the common shares issued of common share purchase warrants with an exercise price equal to the issue price. The Unsecured Debentures were due on July 31, 2018 and bore interest at 10% per annum. On February 27, 2019, we entered into an agreement to convert the Unsecured Debentures and the right to receive warrants an into 276,809,884 common shares.

On September 27, 2018, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $85,756 (CDN$111,110), including $11,110 of original issue discount. On February 27, 2019, promissory notes with an aggregate principal amount of $85,756 (CDN$111,110) were exchanged for unsecured debentures for a bridge loan. On February 28, 2019, we entered into an agreement to convert the notes into 54,203,662 common shares.

On October 31, 2018, we issued demand senior secured promissory notes in the aggregate principal amount of $57,000.

On December 5, 2018, we entered into a securities purchase agreement for $141,000 of promissory notes, including $13,000 of original issue discount. Under the terms of the agreement, the principal amount and accrued interest is convertible into common shares of the Company at a conversion price equal to 73% of the market price. The conversion of the debentures is at the option of the holder between 180 days following the issue of the debentures and the maturity date. The debentures are due on December 5, 2019 and bear interest at 8% per annum.

On January 21, 2019, we issued a senior secured promissory note in the aggregate principal amount of $263,192 (CDN$350,000). The secured promissory note is secured against certain of our assets, including all development tax credits that the Company has applied for and receives. The loan is due on May 21, 2020 and bears and interest rate at 20.07% per annum.

On January 28, 2019, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $85,756 (CDN$125,000), including $18,841(CDN$25,000) of original issue discount.

On February 27, 2019, we entered into an agreement to exchange $150,000 in fees owed to Scott Woodrow, a retired Director of the Company for 47,564,189 common shares of the Company.

On February 27, 2019, we entered into an agreement to exchange $100,000 in fees owed to KW Capital Partners Ltd. for 31,709,460 common shares of the Company.

On February 27, 2019, we entered into an agreement to exchange $150,000 in fees and common shares owed to Bezalel Partners LLC for 47,564,189 common shares of the Company.

On February 27, 2019, we entered into agreements to cancel options, cancel option anti-dilution clauses, and cancel employee severance liabilities in exchange for 304,437,002 common shares of the company

On February 27, 2019, we entered into an agreement to cancel 2,250,000 compensation warrants that had anti-rachet and anti-dilution provisions for 32,811,191 common shares of the Company.

On March 26, 2019, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $98,351 (CDN$131,683), including $23,663 (CDN$31,683) of original issue discount.

We earned total revenue of $610,596 during the year ended December 31, 2018, for providing services pursuant to contracts we entered into with MedReleaf and credits related to applications submitted for Ontario Interactive Digital Media Tax Credits.

The proceeds from these private placements were used for general working capital purposes, particularly the development and marketing of our platform, Ehave Connect, which is subject to the proposed Asset Sale (See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Sale of Ehave Connect Asset”).

Operating Activities

Net cash used in operating activities increased to $1,422,077 for the year ended December 31, 2018, from $977,372 for the year ended December 31, 2017. The increase of $444,705 in net cash used in the year ended December 31, 2017 was primarily due to increased operating expenses as described above under “–A. Operating Results—Operating Expenses.”

Investing Activities

Net cash provided by investing activities decreased to (468,354) for the year ended December 31, 2018, from $450,229 for the year ended December 31, 2017. The decrease of $918,583 in net cash provided in the year ended December 31, 2018, was primarily due to the effect of foreign exchange fluctuations.

Financing Activities

Net cash provided by financing activities increased to $1,897,982 for the year ended December 31, 2018, from $524,033 for the year ended December 31, 2017. The increase of $1,373,949 in net cash provided by financing activities in the year ended December 31, 2018 was primarily due to the increased amount raised from the private placement of convertible notes and promissory notes raised in the year ended December 31, 2018, compared to the year ended December 31, 2017.

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

Excluding discontinued operations, we spent $90,060 and $151,981 on software development in 2018 and 2017, respectively. These amounts were spent on the development or improvement of our technologies and products, including salary paid to our employees engaged in research and development activities. See the disclosure in “Item 4. Information on the Company—B. Business Overview” for further information on the Company’s research and development policies.

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

F.	Tabular Disclosure of Contractual Obligations

We have the following contractual obligations as of December 31, 2018:

Contractual Obligations	Payments Due by Period
	Total $	Less than 1 year $	2-3 years $	4-5 years $	After 5 years $
Capital lease obligations	-	-	-	-	-
Operating lease (1)	56,131	39,622	16,509	-	-
Purchase obligations	-	-	-	-	-
Other long term obligations	-	-	-	-	-
Total contractual obligations	56,131	39,622	16,509	-	-

Note:

(1)	Our operating leases are comprised of our office leases and exclude our portion of operating costs.

We expect to fund our capital expenditure requirements and commitments with existing working capital.

G.	Safe Harbor

We seek safe harbor for our forward-looking statements contained in Items 5.E and F.  See “Cautionary Note Regarding Forward-Looking Statements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the names, ages and positions of our current board members and executive officers:

Name	Age	Position with the Company	Director of the Company Since
Prateek Dwivedi	47	President, Chief Executive Officer, Director	November 18, 2016
Binyomin Posen	27	Chairman of the Board, Director	August 21, 2018
Zeke Kaplan	34	Director	August 21, 2018

Dianne Parsons	55	Acting Chief Financial Officer and Controller	Not applicable
David Goyette	58	Chief Technology Officer	Not applicable

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

Biographies

Binyomin Posen, Chairman of the Board, Director

Mr. Posen is a Senior Analyst at Plaza Capital Limited, where he focuses on corporate finance, capital markets and helping companies to go public. After three and a half years of studies overseas, he returned to complete his baccalaureate degree in Toronto. Upon graduating (on the Dean's List) he began his career as an analyst at a Toronto boutique investment bank where his role consisted of raising funds for IPOs and RTOs, business development for portfolio companies and client relations. He is currently director and senior officer at Agau Resources Inc. and director of Senternet Phi Gamma Inc. and director and senior officer at Jiminex Inc.

Zeke Kaplan, Director

Mr. Kaplan is an entrepreneur committed to sustainability and creativity in the Construction and Real Estate industries. Mr. Kaplan is also active in the technology and cannabis industries. He earned a First Class Honors degree from McGill University and holds numerous construction accreditations including being licensed by the City of Toronto.

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

Directors

In the year ended December 31, 2018, each director who is not a salaried employee of the Company earned a fee of $33,000, which will be paid in 2019.

Directors, annually, may elect to take up to 100% of their respective annual retainer in either options or restricted share awards.

Officers

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to our officers in 2018. Our officers are paid fees in Canadian dollars. These amounts are presented in U.S. dollars and have been converted at the average rate of exchange for 2018 ($1.00 = CDN$1.2961).

Name and principal position	Year	Salary $	Share- based awards $ (1)	Option- based awards $ (1)	Bonus $ (4)	All other compensation $		Total compensation $
Prateek Dwivedi	2018	300,912	N/A	92,770	150,456	N/A		544,138
Chief Executive Officer	2017	304,572	N/A	2,672	N/A	N/A		307,244
(2)	2016	25,853	N/A	73,435	N/A	N/A		99,288

Scott Woodrow	2018	0	N/A	N/A	N/A	0		0
Former President and Chief Executive Officer, Former Chief Financial Officer and VP of Corporate and Business Development, Former Director	2017	0	N/A	N/A	N/A	116,238	(3)	116,238
(2)	2016	236,525	N/A	N/A	N/A	N/A		236,525

David Goyette	2018	154,309	N/A	109,812	38,579	N/A		302,700
Chief Technology Officer	2017	154,214	N/A	137,086	N/A	N/A		291,300
	2016	13,315	N/A	N/A	N/A	N/A		13,315

Notes:

(1)	The value of share and option based awards are based on the grant date assumptions as disclosed in Note 7 ” Stock Based Compensation” in our 2018 audited financial statements.
(2)	On December 1, 2016, Mr. Woodrow resigned as President and Chief Executive Officer and Mr. Dwivedi was appointed President and Chief Executive Officer. From October 2011 through April 2018, Scott served as the Company’s Chief Financial Officer, and from July 31, 2018 through April 2018, Scott served as the Company’s VP Corporate and Business Development. Mr. Woodrow served as a director of the Company from October 31, 2011, through February 15, 2019.
(3)	Consulting fees paid to NView Management Inc. pursuant to the Services Agreement with the Company, dated January 15, 2017. Scott Woodrow is the president of the NView Management Inc.and provided services as Vice President Corporate and Business Development.

(4)	Bonuses were declared in 2018 and remain outstanding at year end.

Narrative Discussion

We have entered into employment agreements with each of the following Executive Officers (each an “Employment Agreement”).  Pursuant to the terms of the Employment Agreements, the salary for the year 2018 are:

Name and principal position	Year	Salary $(1)
Mr. Prateek Dwivedi	2018	300,912
Chief Executive Officer
Mr. David Goyette	2018	154,309
Chief Technology Officer

(1)	Our officers are paid fees in Canadian dollars. These amounts are presented in U.S. dollars and have been converted at the rate of exchange ($1.00 = CDN$1.2961).

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

Prateek Dwivedi

Pursuant to the Employment Agreement with Prateek Dwivedi, dated July 25, 2016, we appointed Mr. Dwivedi as our chief executive officer, his employment to begin upon our achievement of the closure of a financing round in $500,000. Mr. Dwivedi began serving as our president and chief executive officer as of December 1, 2016. Mr. Dwivedi’s annual base salary is set at $300,912 (CDN$390,000 converted at the rate of exchange of $1.00 = CDN$1.2961), and he is eligible to receive a performance-based bonus from time to time, up to 100% of his annual base salary, subject to the approval and reasonable discretion of the board of directors as may be delegated to our Compensation Committee from time to time, in a combination of cash payments and the granting of option awards, again subject to the reasonable discretion of the board of directors. Notwithstanding the foregoing, Mr. Dwivedi shall be paid his discretionary bonus in the form of cash payments alone until he has received the equivalent of 50% of his annual base salary, after which time any additional discretionary bonus payments may be made as a combination of cash payments or option awards, subject to the reasonable discretion of the board of directors. On the date of Mr. Dwivedi’s hire, Mr. Dwivedi is entitled to receive an initial equity award of in the form of participation in our incentive stock option plan, of 5% of our total outstanding common shares, subject to regulatory approval (the “Initial Equity Award”). The Initial Equity Award will commence vesting immediately, with a vesting period of six (6) months. Conditional upon completion of the next financing round of $10 million, we will grant to Mr. Dwivedi a single one-time adjustment equity award in an amount sufficient to maintain his 5% share of our total outstanding common shares, subject to regulatory approval (the “Adjustment Equity Award”). The Adjustment Equity Award will commence vesting immediately, with a vesting period of twelve (12) months. In the event that Mr. Dwivedi’s employment with the Company is terminated without cause, vesting of the Initial Equity Award and the Adjustment Equity Award will occur in the normal course, as if Mr. Dwivedi’s employment had not terminated. If we terminate Mr. Dwivedi’s Employment Agreement for “cause” (as set forth in his Employment Agreement), Mr. Dwivedi shall receive payment of any salary and vacation pay earned to the date of termination, and any stock options will vest and be exercisable in accordance with the express terms of our stock option plan, as may be amended from time to time. We may terminate Mr. Dwivedi’s Employment Agreement without “cause,” by providing 6 to 24 months’ pay, depending on the duration of his service to the Company, in lieu of notice of termination, and Mr. Dwivedi will be entitled to a discretionary bonus for the period of pay in lieu of notice calculated as the average of the discretionary bonus received by him over the previous 3 years, or part thereof if his employment is terminated earlier than his 3rd anniversary date. Mr. Dwivedi may terminate his Employment Agreement for any reason at any time with 3 months’ written notice to the Company. Mr. Dwivedi may resign for “good reason” (as set forth in his Employment Agreement) within 60 days of him learning of the facts that are the basis for the resignation for good reason. Upon Mr. Dwivedi’s written notice tendering of his resignation for good reason, it shall be deemed that Mr. Dwivedi’s employment by the Company is terminated without cause. At the time of Mr. Dwivedi’s appointment, Mr. Dwivedi was also appointed to the board of directors. On February 27, 2019, we entered into an agreement with Mr. Dwivedi to amend his employment agreement to cancel his Adjustment Equity Award, cancel his outstanding options, and cancel his termination without cause provisions in exchange for 253,654,987 common shares of the company, which constitutes 10% of the issued and outstanding common shares in the capital of the Company as of the date of the agreement.

David Goyette

On October 24, 2016, we entered into the Employment Agreement with David Goyette as our chief technology officer, his employment to begin upon our achievement of the closure of a financing round in CDN$500,000. Mr. Goyette began serving as our chief technology officer as of December 1, 2016. Mr. Goyette’s annual base salary is set at $154,309 (CDN$200,000 converted at the rate of exchange of $1.00 = CDN$1.2961), and he is eligible to receive a performance-based bonus from time to time, up to 25% of his annual base salary, in cash, subject to the approval and sole discretion of the board of directors. On the date of Mr. Goyette’s hire, Mr. Goyette is entitled to receive an initial equity award of 365,000 common shares, subject to regulatory approval. Such award will commence vesting immediately, with a vesting period of 2 years. In the event that Mr. Goyette’s employment is terminated for any reason, vesting will cease immediately on the date of termination, and any unvested options will be forfeited. If we terminate Mr. Goyette’s Employment Agreement for “cause” (as set forth in his Employment Agreement), Mr. Goyette shall receive payment of any salary and vacation pay earned to the date of termination. We may terminate Mr. Goyette’s Employment Agreement without “cause,” by providing Mr. Goyette with the minimum notice (or pay in lieu of such notice) and severance pay (if any) to which he is entitled under the Employment Standards Act, 2000 or any amended or replacement legislation, plus any other minimum rights, benefits and entitlements to which he is entitled under the Employment Standards Act, 2000 at such time. Mr. Goyette may terminate his Employment Agreement for any reason at any time with 2 months’ written notice to the Company. On February 27, 2019, we entered into an agreement with Mr. Goyette to amend his employment agreement to cancel his outstanding options, and cancel his notice period in exchange for 50,730,997 common shares of the Company, which constitute 2% of the issued and outstanding common shares in the capital of the Company as of the date of the agreement.

Dianne Parsons

On April 28, 2018, we entered into a Services Agreement with Dianne Parsons, C.P.A., pursuant to which, as a contractor, she will provide services as controller and chief financial officer of the Company. The term of her engagement will continue until June 30, 2019, unless terminated by either the Company or Dianne upon one month prior notice. In addition, the Company may immediately terminate the Services Agreement, with no other obligations, upon default by Dianne in the performance of any of her obligations under the Services Agreement. For the term of the Services Agreement, the Company agreed to pay Dianne CDN$60 per hour for controller activities and CDN$105 per hour for chief financial officer activities.

We do not provide pension, retirement or similar benefits to its directors and executive officers. No funds were set aside or accrued by the Company during the fiscal year ended December 31, 2018, to provide pension, retirement or similar benefits to our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries. We do not currently have a stock appreciation rights plan.

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

Compensation Committee

Our compensation committee consists of two outside, independent directors under Canadian law: Mr. Kaplan and Mr. Posen. Mr. Kaplan serves as chairman of the compensation committee. The members of the compensation committee have not been officers of the company. Our compensation committee is responsible for making recommendations to the board of directors regarding compensation terms for our officers and directors and for determining salaries and incentive compensation for our executive officers and incentive compensation for our other employees and consultants.

Audit Committee

Our audit committee consists of Mr. Posen, Mr. Kaplan and Mr. Dwivedi. Mr. Posen serves as chairman of the audit committee. The audit committee ensures that the Company’s management has designed and implemented an effective system of internal financial controls, assesses the integrity of the financial statements and related financial disclosure of the Company, and reviews the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Additionally, the committee monitors and reports on the independence and performance of the Company’s independent auditors.

D.	Employees

The following table sets out the number of our employees at the end of each of the last three fiscal years by activity. All employees are located in Canada.

Activity	2018	2017	2016
Research and development	4	5	4
Operating	2	2	2
Total	6	7	6

E.	Share Ownership

The following table sets forth certain information as of April 15, 2019, regarding the beneficial ownership of our common shares by each of our directors and all of our executive officers and directors as a group.

	Number of common shares beneficially owned (1)		% of Outstanding common shares (2)
Directors and Executive Officers
Scott Woodrow	144,464,470	(3)	5.7%
Prateek Dwivedi	253,654,987		10%
David Goyette	50,730,997		2%
Binyomin Posen	-		-
Zeke Kaplan	-		-
All officers and directors as a group (6 persons):	429,073,117		17.7%

Notes:

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 2,541,383,906 common shares issued and outstanding on April 15, 2019.

(3)	Mr. Woodrow resigned from the board on February 15, 2019. Includes 13,973,623 common shares beneficially owned by 2110345 Ontario Inc. and NView Management Inc. over which Mr. Woodrow has sole voting and dispositive power.

The following table sets forth the amount and terms of options to acquire common shares of our Company we have granted to our directors, senior management and key employees:

Name and office held	Number of Options(1)	Date of Grant	Exercise Price	Expiry Date(1)

Prateek Dwivedi Chief Executive Officer, President	2,808,359	November 28, 2016	0.12	November 28, 2021
David Goyette Chief Technology Officer	433,000	January 12, 2017	0.50	January 12, 2022
Prateek Dwivedi Chief Executive Officer, President	1,404,118	October 20, 2017	0.08	October 20, 2022
David Goyette Chief Technology Officer	274,415	October 20, 2017	0.08	October 20, 2022
Prateek Dwivedi Chief Executive Officer, President	1,235,100	March 27, 2018	0.06	March 27, 2023
Prateek Dwivedi Chief Executive Officer, President	1,235,100	March 27, 2018	0.12	March 27, 2023
Prateek Dwivedi Chief Executive Officer, President	1,235,100	March 27, 2018	0.20	March 27, 2023
Total:	8,625,192

(1)	On February 27, 2019, we entered into agreements with Mr. Dwivedi and Mr. Goyette to amend their employment agreements to cancel their outstanding options in exchange for common shares of the company.
47

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

The following table lists the beneficial ownership of our securities as of April 15, 2019 by each person known by us to be the beneficial owner of 5% or more of the outstanding shares of any class of our securities. As of April 15, 2019, 2,541,383,906 of our ordinary shares were outstanding. As at April 15, 2019, with the exception of Shareholders disclosed in “Item 6.E Share Ownership”, we are not aware of any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, our common shares, of more than 5% of the outstanding common shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Rocfrim, Inc. (1)(2)	192,907,759	7.6%

Anthony Heller (3)	1,154,991,372	45.5%

Sruli Weinreb (3)	1,154,991,372	45.5%

Eisenberg Family Foundation(4)	9,088,710	5.2%

Wannigan Partners(5)	152,260,580	6.0%

(1)	Includes (i) 697,248 shares held by Rocpart Inc. ("Rocpart") over which Mr. Kaplan, as President of Rocpart has sole voting and dispositive power and (ii) 5,476,772 shares held by Rocfrim over which Mr. Kaplan has sole voting and dispositive power.
(2)	Jesse Kaplan, President of Rocfrim has sole voting and dispositive power over shares held by Rocfrim.
(3)	Includes 286,220,455 common shares directly held by Plazacorp Investments Limited and 868,770,917 common shares held directly by KW Capital Partners Ltd. Anthony Heller is the sole owner of Plazacorp Investments Limited. Anthony Heller and Sruli Weinreb share voting and dispositive power over shares held by Plazacorp Investments Limited and may be deemed to beneficially own the securities held by Plazacorp Investments Limited. KW Capital Partners Ltd. is wholly-owned by Helmsquire Holdings Limited. Anthony Heller is the sole owner of Helmsquire Holdings Limited. Anthony Heller and Sruli Weinreb share voting and dispositive power over shares held by KW Capital Partners Ltd. and may be deemed to beneficially own the securities held by KW Capital Partners Ltd.

(4)	Solomon Eisenberg has sole voting and dispositive power over shares held by Eisenberg Family Foundation.

(5)	Scott Coleman, Vice President of Wannigan Partners has sole voting and dispositive power over shares held by Wannigan Partners

The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders. Each of the above listed securities entitles the holder to one vote at our company’s shareholder meetings.

Changes in Percentage Ownership by Major Shareholders

As of April 15, 2019, Mr. Woodrow, a founder of the Company, beneficially owned 144,464,470 common shares, or 5.7%, of our then outstanding common shares.

As of May 14, 2018, Mr. Woodrow, beneficially owned 19,777,338 common shares, or 27.73%, of our then outstanding common shares.

As of May 15, 2017, Mr. Woodrow beneficially owned 19,777,338 common shares, or 27.73%, of our then outstanding common shares.

As of March 10, 2016, Romena Holdings Inc. beneficially owned 5,000,000 common shares, or 17.81%, of our then outstanding common shares.

As of April 15, 2019 Rocfrim Inc. beneficially owned 192,907,759 common shares, or 7.6%, of our then outstanding common shares.

As of May 14, 2018, Rocfrim Inc. beneficially owned 7,840,882 common shares, or 10.84%, of our then outstanding common shares.

As of May 15, 2017, Rocfrim Inc. beneficially owned 7,449,646 common shares, or 9.6%, of our then outstanding common shares.

As of March 10, 2016, Rocfrim Inc. beneficially owned 5,476,772 common shares, or 16.32% of our then outstanding common shares.

As of April 15, 2019, Plazacorp Investments Limited beneficially owned 286,220,455 common shares, or 11.3%, of our then outstanding common shares.

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

As of April 15, 2019, Eisenberg Family Foundation beneficially owned 130,887,307 common shares, or 12.57%, of our then outstanding common shares. Solomon Eisenberg has sole voting and dispositive power over shares held by Eisenberg Family Foundation.

As of May 14, 2018, Eisenberg Family Foundation beneficially owned 9,088,710 common shares, or 5.2%, of our then outstanding common shares.

As of April 15, 2019, Prateek Dwivedi beneficially owned 253,654,987 common shares, or 10% of our then outstanding common shares.

As of April 15, 2019, KW Capital Partners Ltd beneficially owned 868,770,917 common shares, or 34.2% of our then outstanding common shares.

As of April 15, 2019, Wannigan Partners beneficially owned 152,260,580 common shares, or 6.0% of our then outstanding common shares.

Shares Held in the United States

The following table indicates, as of April 15, 2019, the total number of common shares issued and outstanding, the approximate total number of holders of record of common shares, the number of holders of record of common shares with U.S. addresses, the portion of the outstanding common shares held by U.S. holders of record, and the percentage of common shares held by U.S. holders of record. This table does not indicate beneficial ownership of common shares.

Total Number of Holders of Record	Total Number of Common Shares Issued and Outstanding	Number of US Holders of Record	Number of Common Shares Held by US Holders of Record	Percentage of Common Shares Held by US Holders of Record
64	2,541,383,906	17	394,895,359	19.02%

Change of Control

As of April 15, 2019, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.	Related Party Transactions

Other than the transactions described below, since January 1, 2018, we entered into related party transactions as follows:

•	We have entered into employment contracts with each of our officers (see Item 6).
•	On January 31, 2018, the Company entered into a secured convertible debenture agreement (the “Secured Debentures”) for total proceeds of $1,218,620 (CDN$1,500,000), issued in two installments. On February 27, 2019, we entered into an agreement to convert the note into 1,268,274,936 common shares of the Company. Binyomin Posen and Zeke Kaplan, directors of the Company, have personal and business relations with some of the lenders.

•	On January 31, 2018, promissory notes with an aggregate principal amount of $311,967 (CDN$384,000) outstanding at December 31, 2017 were exchanged for unsecured convertible debentures (the “Unsecured Debentures”). On February 27, 2019, we entered into an agreement to convert the note into 276,809,884 common shares of the Company. Binyomin Posen and Zeke Kaplan, directors of the Company, have personal and business relations with some of the lenders.
•	On September 27, 2018, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $85,756 (CDN$111,110), including $11,110 of original issue discount. On February 27, 2019, promissory notes with an aggregate principal amount of $85,756 (CDN$111,110) were exchanged for unsecured debentures for a bridge loan. On February 28, 2019, we entered into an agreement to convert the note into 54,203,662 common shares of the Company. Binyomin Posen and Zeke Kaplan, directors of the Company, have personal and business relations with some of the lenders.
•	On January 28, 2019, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $85,756 (CDN$125,000), including $18,841(CDN$25,000) of original issue discount. Binyomin Posen and Zeke Kaplan, directors of the Company, have personal and business relations with some of the lenders.
•	On February 27, 2019, we entered into agreements to exchange $400,000 in fees for 126,837,838 common shares of the Company. Binyomin Posen and Zeke Kaplan, directors of the Company, have personal and business relations with one of the vendors who exchanged fees.
•	On March 26, 2019, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $98,351 (CDN$131,683), including $23,663 (CDN$31,683) of original issue discount. Binyomin Posen and Zeke Kaplan, directors of the Company, have personal and business relations with some of the lenders.
•	On October 30, 2018, we entered in an agreement with CHT, for the use of Ehave Connect whereby CHT will acquire the exclusive rights to Ehave Connect for use in companion animals. Scott Woodrow, a former director and former executive officer of the Company, is the President and a minority shareholder of CHT. On April 18, 2019, we and CHT agreed that upon closing of the Asset Sale, the CHT Agreement shall be terminated, and we, as consideration, within ten business days following the date of the closing of the Asset Sale, shall pay CHT, in cash, up to CAD$242,000, provided that the agreement to terminate the CHT Agreement and our obligation to pay CHT shall no longer be effective if the closing of the Asset Sale does not occur on or prior to June 30, 2019 (See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Sale of Ehave Connect Asset”).

C.	Interests of Experts and Council

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

Except as otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since December 31, 2018.

ITEM 9. THE OFFER AND LISTING

A.	Offering and Listing Details

Our common shares are quoted on the Pink Open Market under the symbol “EHVVF.” Our common shares were quoted on the OTCQB Venture Market under the symbol “EHVVF” from November 21, 2016, until they were removed to the Pink Open Market on April 30, 2019, because we were unable to cure our bid price deficiency. Prior to being quoted on the OTCQB Venture Market, there was no established market for our common shares. Our common shares trade and have traded on a limited or sporadic basis and should not be deemed to constitute an established public trading market. Broker-dealers often decline to trade in over-the-counter stocks that are quoted on the Pink Open Market given the market for such securities are often limited, the stocks are more volatile, and the risk to investors is greater. These factors may reduce the potential market for our common shares by reducing the number of potential investors. This may make it more difficult for investors in our common shares to sell shares to third parties or to otherwise dispose of their shares. This could cause our share price to decline, and there is no assurance that there will be liquidity in our common shares.

In addition, The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to a few exceptions which we do not meet. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

We expect the share consolidation, expected to be effective as of May 27, 2019, to cure the bid price deficiency; however, the expected increase in the price of our common shares from the share consolidation may not be maintained, and there can be no assurance that the market price of our common shares following the share consolidation will remain above the minimum bid price requirement to restore or maintain eligibility for quotation of our common shares on OTCQB Venture Market.

B.	Plan of Distribution

Not applicable

C.	Markets

Our common shares are quoted on the Pink Open Market under the symbol “EHVVF”.

D.	Selling Shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the Issue

Not applicable

ITEM 10.  ADDITIONAL INFORMATION

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

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

On March 22, 2019, we entered into an Asset Purchase Agreement with Zyus Life Sciences Inc., pursuant to which the Company will sell to Zyus all of the Company’s intellectual property and license, marketing, and development agreements relating to its health informatics Ehave Connect platform. See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Sale of Ehave Connect Asset”)

On February 27, 2019, we entered into an agreement to cancel 2,250,000 compensation warrants that had anti-rachet and anti-dilution provisions for 32,811,191 common shares of the Company.

On February 27, 2019, we entered into agreements to exchange $400,000 in fees for 126,837,838 common shares of the Company.

On February 27, 2019, we entered an agreement with Mr. Dwivedi to amend his employment agreement to cancel his Adjustment Equity Award, cancel his outstanding options, and cancel his termination without cause provisions in exchange for 253,654,987 common shares of the company, which will constitute 10% of the issued and outstanding common shares in the capital of the Company as of the date of the agreement.

On February 27, 2019, we entered into an agreement with Mr. Goyette to amend his employment agreement to cancel his outstanding options, and cancel his notice period in exchange for 50,730,997 common shares of the company, which will constitute 2% of the issued and outstanding common shares in the capital of the Company as of the date of the agreement.

On October 30, 2018, we entered in the CHT Agreement for the use of Ehave Connect whereby CHT would acquire the exclusive rights to Ehave Connect for use in companion animals. On April 18, 2019, we and CHT agreed that upon closing of the Asset Sale, the CHT Agreement shall be terminated, and we, as consideration, within ten business days following the date of the closing of the Asset Sale, shall pay CHT, in cash, up to CAD$242,000, which includes up to $37,000 for legal fees that CHT incurred in connection with the CHT Agreement, provided that the agreement to terminate the CHT Agreement and our obligation to pay CHT shall no longer be effective if the closing of the Asset Sale does not occur on or prior to June 30, 2019 (See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Sale of Ehave Connect Asset”).”

On September 27, 2018, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $85,756 (CDN$111,110), including $11,110 of original issue discount. On February 27, 2019, promissory notes with an aggregate principal amount of $85,756 (CDN$111,110) were exchanged for unsecured debentures for a bridge loan. On February 28, 2019, we entered into an agreement to convert the note into 54,203,662 common shares of the Company.

On April 6, 2018, we signed an amendment to the lease of our office space in Oakville, Ontario, for a period of two years, commencing on May 1, 2018 and expiring on May 1, 2020. The total monthly payment under the sublease is $1,607, plus any applicable fees and taxes.

On January 31, 2018, the Company entered into a secured convertible debenture agreement (the “Secured Debentures”) for total proceeds of $1,218,620 (CDN$1,500,000), issued in two installments. The Secured Debentures are secured against certain of our assets. Under the terms of the Secured Debentures, the principal amount and accrued interest is convertible into common shares of the Company at a conversion price equal to 75% the issue price of common shares under a qualified offering. The conversion of the Secured Debentures is at the option of the holder. At the time of conversion, the holder will also receive an equal amount of common share purchase warrants with an exercise price equal to the issue price. The Secured Debentures are due on July 31, 2018 and bear interest at 10% per annum. The initial installment of the Secured Debentures was issued on January 31, 2018 for proceeds of $609,310 (CDN$750,000). On March 19, 2018, the final instalment of $573,307 (CDN$750,000) was received. The Secured Debentures are secured against the general assets and intellectual property of the Company. On February 27, 2019, we entered into an agreement to convert the note into 1,268,274,936 common shares of the Company.

On January 31, 2018, promissory notes with an aggregate principal amount of $311,967 (CDN$384,000) outstanding at December 31, 2017 were exchanged for unsecured convertible debentures (the “Unsecured Debentures”). From January 1, 2018 to January 31, 2018, the Company issued an additional $20,098 (CDN$25,000) Unsecured Debentures for total proceeds of $332,065 (CDN$409,000). On March 19, 2018, an installment of the Unsecured Debentures in the amount of $382,263 (CDN$500,000) was received. Under the terms of the Unsecured Debentures, the principal amount and accrued interest is convertible into common shares of the Company at a conversion price equal to 75% the issue price of common shares under a qualified offering. The conversion of the Unsecured Debentures is at the option of the holder. At the time of conversion, the holder will also receive 120% of the amount of the common shares issued of common share purchase warrants with an exercise price equal to the issue price. The Unsecured Debentures are due on July 31, 2018 and bear interest at 10% per annum. On February 27, 2019, we entered into an agreement to convert the note into 276,809,884 common shares of the Company.

On November 15, 2017, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $196,237. Lenders of the promissory notes were issued 2,133,333 common share warrants at an exercise price of $0.075 per share with an expiry date of November 16, 2022. On January 31, 2018 $148,745 of the promissory notes were repaid and $47,932 of the promissory notes were exchanged for Unsecured Debentures. On February 27, 2019, we entered into an agreement to cancel the warrants in exchange for 31,109,865 common shares of the Company.

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

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. The SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. We also make available free of charge on our website at www.ehave.com, as soon as reasonably practicable after such reports are available on the SEC website.

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

During the review by our Chief Executive Officer and Chief Financial Officer of our Company’s disclosure controls and procedures (as defined in Exchange Act rules 13a-15(e) and 15d-15(e)), and based on the evaluation of these controls and procedures as of the end of the period covered by this annual report, it was determined that a material weakness was identified in our controls for ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. New procedures are being implemented to eliminate this weakness. The information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company's internal control over financial reporting as of December 31, 2018, based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal controls over financial reporting were not effective due to the existence of a material weakness as it relates to a lack of sufficient accounting records and underlying supporting detail. as of December 31, 2018. Management has since addressed this weakness and has implemented the necessary changes to have effective controls.

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

D.	Changes in Internal Controls over Financial Reporting

Other than changes being implemented to address the material weakness discussed above, there were no changes in our internal controls over financial reporting that occurred during the period that is covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee is comprised of Mr. Posen, Mr. Kaplan and Mr. Dwivedi. Our Board has determined that Mr. Posen is an audit committee financial expert. Mr. Posen is independent either under the Rule 5605(d)(2) of the NASDAQ Capital Market and Rule 10A-3 of the Exchange Act.

ITEM 16B.  CODE OF ETHICS

Our board of directors has adopted a Code of Conduct for all Company personnel, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  A copy of this Code of Conduct may be found on our website at http://www.ehve.com.

There were no amendments to our Code of Conduct during the fiscal year ended December 31, 2018. We did not grant any waivers to the provisions of our Code of Conduct during the fiscal year ended December 31, 2018.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and Services

During the financial years ended December 31, 2018, and 2017, Turner Stone and Company, L.L.P. received the following fees:

	2018	2017
Item	$	$
Audit fees	37,500	19,500
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	37,500	19,500

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

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

None.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

None.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

Not applicable.

ITEM 18 FINANCIAL STATEMENTS

The financial statements appear on pages F-1 through F-13.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this annual report:

Exhibit Number	Description

1.1	Articles of Incorporation (1)
1.2	Articles of Amendment to the Articles of Incorporation dated November 30, 2011 (2)
1.3	Articles of Amendment to the Articles of Incorporation dated May 13, 2015 (3)
1.4	Articles of Amendment to the Articles of Incorporation dated June 26, 2015 (4)
1.5	Articles of Amendment to the Articles of Incorporation dated November 4, 2015 (5)
1.6	Bylaws No. 2 (6)
4.1	Form of Convertible Loan Agreement (7)

4.2	Securities Purchase Agreement, dated July 7, 2015, between the Company and the purchasers identified therein (8)
4.3	Form of Secured Convertible Note, dated July 7, 2015 (9)
4.4	Form of Common Stock Purchase Warrant, dated July 7, 2015 (10)
4.5	Form of Lock Up Agreement (11)
4.6	License Agreement, dated April 24, 2015, between the Company and The Governing Counsel of the University of Toronto (12)
4.7	Form of Subscription Agreement (13)
4.8	Office Suite License and Services Agreement, effective November 1, 2015, between iQ Univeristy LP and the Company (14)
4.9	Form of Warrant sold in the registered public offering (15)
4.10	Services Agreement, dated February 1, 2016 with Artimetrix Software Inc. (16)
4.11	Consulting Agreement, dated August 3, 2015 with 8121346 Canada Inc. (17)
4.12	Amendment to Consulting Agreement, dated February 1, 2016 with 8121346 Canada Inc. (18)
4.13	Master Services Agreement, dated December 8, 2015 with Blog Inc LLC (dba Cress & Company) (19)
4.14	Executive Employment Agreement, dated July 25, 2016, between the Company and its President and CEO, Prateek Dwivedi (20)
4.15	Executive Employment Agreement, dated December 1, 2016, between the Company and its Chief Technology Officer, David Goyette (21)
4.16	Offer to Sublease, dated January 30, 2017, between the Company and Home Trust Company (22)
4.17	API Integration & Distribution Agreement dated December 13, 201,6 between the Company and MHS (23)
4.18	Letter of Agreement, dated November 1, 2017, between the Company and Tiberend Strategic Advisors, Inc. (24)
4.19	Stock Option Plan, approved on January 12, 2017, at the Annual and Special Meeting of Shareholders (25)
4.20	Note and Warrant Purchase Agreement, dated as of November 14, 2016 (26)
4.21	Form of Convertible Promissory Note (27)
4.22	Strategic Relationship Agreement, dated as of February 3, 2017, between the Company and MedReleaf Corp. (28)
4.23	Amendment to API Integration & Distribution Agreement, dated as of May 4, 2017, between the Company and MHS (29)
4.24	Form of Promissory Note (30)
4.25	Form of Investor Letter (31)
4.26	Form of Promissory Note with Warrants (32)
4.27	Form of Secured Subscription Agreement for Units (33)
4.28	Form of Compensation Option to Purchase Common Shares (34)
4.29	Form of Senior Secured Convertible Debenture (35)
4.30	Form of Warrant to Purchase Common Shares (36)
4.31	Form of Unsecured Subscription Agreement for Units (Premium) (37)
4.32	Form of Unsecured Subscription Agreement for Units (Regular) (38)
4.33	Form of Unsecured Convertible Debenture (39)
4.34	Agreement, dated March 1, 2018, between the Company and Revive Therapeutics Ltd. (40)
4.35	Agreement, dated March 5, 2018, between the Company and Aequus Pharmaceuticals Inc. (41)
4.36	Services Agreement, dated January 15, 2017, between the Company and NView Management Inc. (42)
4.37	Services Agreement, dated April 23, 2018, between the Company and Dianne Parsons, C.P.A. (43)
4.38	Lease, dated April 6, 2018, between the Company and Lisgar Development Limited (44)
4.39*	Form of Note Conversion Agreement (Premium, 2018 Notes)
4.40*	Form of Note Conversion Agreement (Regular, 2016 Notes)
4.41*	Form of Note Conversion Agreement (Regular, 2018 Notes)
4.42*	Form of Promissory Note dated September 27, 2018
4.43*	Form of Promissory Note dated September 27, 2018
4.44*	Agreement, dated October 30, 2018, between the Company and Companion Healthcare Technologies.
4.45*	Form of Promissory Note dated November 29, 2018
4.46*	Form of Promissory Note dated October 31, 2018
4.47*	Loan Agreement dated January 1, 2019

4.48*	Form of Promissory Note dated January 28, 2019
4.49*	Form of Promissory Note dated January 28, 2019
4.50*	Form of Warrant Cancellation
4.51*	Memorandum of Understanding, dated February 27, 2019, between the Company and David Goyette, Chief Technology Officer
4.52*	Memorandum of Understanding, dated February 27, 2019, between the Company and Prateek Dwivedi, Chief Executive Officer
4.53*	Form of Bridge Loan Agreement
4.54*	Form of Bridge Loan Note
4.55*	Agreement, dated February 27, 2019, between the Company and Bezalel Partners LLC
4.56*	Agreement, dated February 27, 2019, between the Company and KW Capital Partners Ltd
4.57*	Agreement, dated February 27, 2019, between the Company and Scott Woodrow
4.58*	Form of Note Conversion - Bridge Loan Note
4.59*	Form of Promissory Note dated March 26, 2019
4.60*	Asset Purchase Agreement, dated March 22, 2019, between Ehave, Inc. and ZYUS Life Sciences Inc.
4.61*	Form of Security Agreement, to be entered into between Ehave, Inc. and ZYUS Life Sciences Inc.
4.62*	Form of Non-Competition Agreement, to be entered into between Ehave, Inc. and ZYUS Life Sciences Inc.
4.63*	Minutes of Settlement, dated April 18, 2019, between Ehave, Inc. and Companion Healthcare Technologies
12.1*	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certificate of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS+	XBRL Instance Document
101.SCH+	XBRL Taxonomy Extension Schema Document
101.CAL+	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF+	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB+	XBRL Taxonomy Extension Label Linkbase Document
101.PRE+	XBRL Taxonomy Extension Presentation Linkbase Document

*Filed herewith

+ To be filed by amendment

(1)	Incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(2)	Incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(3)	Incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(4)	Incorporated by reference to Exhibit 3.4 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(5)	Incorporated by reference to Exhibit 3.6 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(6)	Incorporated by reference to Exhibit 3.5 to the Form 6-K filed with the SEC on January 12, 2017.
(7)	Incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 24, 2015.
(8)	Incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 24, 2015.
(9)	Incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 24, 2015.
(10)	Incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 24, 2015.
(11)	Incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 24, 2015.
(12)	Incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(13)	Incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-1/A filed with the SEC on December 18, 2015.

(14)	Incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(15)	Incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-1/A filed with the SEC on December 18, 2015.
(16)	Incorporated by reference to Exhibit 10.24 to the Company’s Registration Statement on Form F-1/A filed with the SEC on March 11, 2016.
(17)	Incorporated by reference to Exhibit 10.25 to the Company’s Registration Statement on Form F-1/A filed with the SEC on March 11, 2016.
(18)	Incorporated by reference to Exhibit 10.26 to the Company’s Registration Statement on Form F-1/A filed with the SEC on March 11, 2016.
(19)	Incorporated by reference to Exhibit 10.27 to the Company’s Registration Statement on Form F-1/A filed with the SEC on March 11, 2016.
(20)	Incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2017.
(21)	Incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2017.
(22)	Incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2017.
(23)	Incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2017.
(24)	Incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2017.
(25)	Incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2017.
(26)	Incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the SEC on November 23, 2016.
(27)	Incorporated by reference to Exhibit 99.2 to the Form 6-K filed with the SEC on November 23, 2016.
(28)	Incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(29)	Incorporated by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(30)	Incorporated by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(31)	Incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(32)	Incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(33)	Incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(34)	Incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(35)	Incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(36)	Incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(37)	Incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(38)	Incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(39)	Incorporated by reference to Exhibit 4.33 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(40)	Incorporated by reference to Exhibit 4.34 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(41)	Incorporated by reference to Exhibit 4.35 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(42)	Incorporated by reference to Exhibit 4.36 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(43)	Incorporated by reference to Exhibit 4.37 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(44)	Incorporated by reference to Exhibit 4.38 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 15, 2019

EHAVE, INC.

/s/ Prateek Dwivedi	/s/ Dianne Parsons
Prateek Dwivedi	Dianne Parsons
Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of EHAVE, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of EHAVE, Inc. (the “Company”) as of December 31, 2018 and 2017 and the related statements of operations and other comprehensive income (loss), changes in stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Turner, Stone & Company, L.L.P.

Dallas, Texas
May 15, 2019

We have served as the Company’s auditor since 2015.

EHAVE, INC.

BALANCE SHEETS

December 31, 2018 and December 31, 2017

	2018	2017
	U.S.$	U.S.$
ASSETS
Current Assets
Cash	11,222	3,671
Prepaid expenses	-	14,051
Refundable taxes	9,754	30,847
Total current assets	20,976	48,569
Long term assets
Other receivables (Notes 4 and 11)	439,258	10,706
Total long term assets	439,258	10,706
TOTAL ASSETS	460,234	59,275

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts payable	438,358	306,638
Taxes payables	299,241	130,061
Other payables	182,365	73,059
Promissory Notes (Note 6)	137,143	196,237
Current portion of Convertible notes (Note 6)	2,672,768	1,018,885
Accrued interest on convertible notes	298,884	73,162
Unearned Revenue	-	91,515
Total current liabilities	4,028,761	1,889,557
Long term liabilities
Development grant	164,908	178,984
Total long term liabilities	164,908	178,984
Total Liabilities	4,193,668	2,068,541

Commitments and Contingencies (Note 10)

Stockholders’ Deficit

Common stock, no par value, unlimited authorized, 75,102,816 issued and outstanding (2017 – 71,304,035 issued and outstanding)	1,544,904	1,419,544
Additional paid in capital (Note 7)	6,999,942	3,468,314
Accumulated deficit	(12,577,458)	(6,989,124)
Accumulated other comprehensive income	299,178	92,000
Total stockholders' deficit	(3,733,435)	(2,009,266)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	460,234	59,275

The accompanying notes are an integral part of these financial statements.

EHAVE, INC.

STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	For the years ended December 31,
	2018	2017
	U.S.$	U.S.$

Revenue from continuing operations	-	-

Operating Expenses from continuing operations
Salaries	294,222	134,506
Rent	46,348	26,235
Professional fees	209,255	223,928
Insurance	29,831	10,277
Travel	11,932	12,112
Communications	139,172	231,662
Software development	90,060	151,981
General and administrative	381,740	5,885
Tax credits (see Note 4 & 11)	(440,624)	-
Total operating expenses	761,936	796,585
Operating Loss from continuing operations	(761,936)	(796,585)
Other expenses from continuing operations
Warrant expense	3,454,400	2,745,731
Interest, bank charges and financing fees	148,641	1,208
Interest on convertible notes	256,560	72,602
Total other expenses from continuing operations	3,859,601	2,819,541
Net loss from continuing operations	(4,621,537)	(3,616,126)

Net loss from discontinued operations	(966,797)	(525,487)

Total Net Loss	(5,588,334)	(4,141,613)
Other Comprehensive loss
Foreign exchange translation adjustment	(207,178)	(67,323)
Total other comprehensive income loss	(207,178)	(67,323)
Comprehensive loss	(5,381,156)	(4,208,936)

Weighted average shares used to compute net loss per share	75,102,816	71,304,035
Net loss from continuing operations per share	$(0.06)	$(0.05)
Net loss from discontinued operations per share	$(0.01)	$(0.01)

The accompanying notes are an integral part of these financial statements.

EHAVE, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED

DECEMBER 31, 2018 AND 2017

	2018	2017
	U.S.$	U.S.$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(5,588,334)	(4,141,613)
Adjustments to reconcile net loss to net cash used in operating activities:
Warrant expense	3,454,400	2,745,731
Stock options expense	202,588	139,758

Changes in operating assets and liabilities:
Other receivables	-	17,738
Prepaid expenses	(14,051)	(896)
Accounts payable	410,207	152,165
Accrued interest on convertible notes	225,722	49,077
Unearned revenue	(91,515)	91,515
Refundable taxes receivable	(21,094)	(30,847)
Net cash used in operating activities	(1,422,077)	(977,372)

CASH FLOWS FROM FINANCING ACTIVITIES
Other receivables	428,552	-
Proceeds from convertible notes	1,653,883	327,796
Proceeds/(repayments) from promissory notes	(59,094)	196,237
Share issuance	(125,359)
Net cash provided by financing activities	1,897,982	524,033

CASH FLOWS FROM INVESTING ACTIVITIES

Effect of exchange rate on cash	(468,354)	450,229

Net increase (decrease) in cash	7,551	(3,110)
Cash, beginning of year	3,671	6,781
Cash, end of year	11,222	3,671

Interest and taxes paid	-	-
Supplemental cash flow data
Non-cash payment of directors’ fees	60,000
Non-cash payment of financing fees	20,000
Conversion of convertible notes		506,141

The accompanying notes are an integral part of these financial statements.

EHAVE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common stock
	Shares	Amount U.S. $	Additional Paid in Capital U.S.$	Accumulated Deficit U.S.$	Accumulated Other Comprehensive Income U.S.$	Total Stockholders’ Deficit U.S.$

Balance December 31, 2016	44,359,162	913,403	582,825	(2,847,511)	159,323	(1,191,960)
Prior Year Adjustment	30,558
Issuance of shares, primarily on conversion of debt	26,914,315	506,141				506,141
Warrants and stock options issued (Note 7)			2,885,489			2,885,489
Net loss				(4,141,613)		(4,141,613)
Foreign exchange translation					(67,323)	(67,323)
Balance December 31, 2017	71,304,035	$1,419,544	$3,468,314	$(6,989,124)	$92,000	$(2,009,266)
Stock options			202,588			202,588
Net loss				(5,588,334)		(5,588,334)
Share issuance	3,798,781	125,360	(125,360)			-
Warrants			3,454,400			3,454,400
Foreign exchange translation					207,178	207,178
Balance December 31, 2018	75,102,816	$1,544,904	$6,999,942	$(12,577,458)	$299,178	$(3,733,435)

The accompanying notes are an integral part of these financial statements.

EHAVE, INC.

NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization and General Description of Business

EHAVE, Inc. (formerly known as “Behavioural Neurological Applications and Solutions or 2304101 Ontario Inc.”) (“We” or “the Company”), was incorporated under the laws of the Province of Ontario, Canada on October 31, 2011.  The Company is a publicly listed company whose shares are quoted on the Pink Open Market under the symbol EHVVF in the United States. On April 30, 2019, our common shares were removed from the OTCQB Venture Market to the Pink Open Market because we were unable able to cure our bid price deficiency.

The Company is a healthcare company developing a health data platform that integrates with proprietary and third-party assessment and therapeutic digital applications. Our product focus is based on two tiers of activities: (1) MegaTeam and Ninja Reflex, our clinically validated digital assessment and rehabilitation software that is engaging for the patient, (2) adaptation of third-party clinically validated digital assessment and rehabilitation software for enhanced patient engagement and data modeling. We intend to provide technology solutions to clinicians, patients, researchers, pharmaceutical companies and payors.

On March 25, 2019 the Company announced it had entered into a definitive asset purchase agreement with Zyus Life Sciences Inc. pursuant to which Zyus will acquire certain intellectual property assets and rights relating to the Company’s health informatics platform. (see Note 11).

B.  Basis of Presentation

Accordingly, the accompanying financial statements present the operating results as discontinued activities. These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States and are expressed in U.S. dollars. The Company’s functional currency is Canadian dollars. The Company’s fiscal year end is December 31.

The Company qualifies as an “emerging growth company” as defined in Section 101 of the Jumpstart our Business Startups Act (“JOBS Act”) as the Company does not have more than $1,070,000,000 in annual gross revenue and did not have such amount as of December 31, 2018, its last fiscal year. The Company has elected to take advantage of the extended transition period provided in Section 102(b)(1) of the JOBS Act for complying with new or revised accounting standards.

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

Income Taxes

Income tax expense is based on income before income taxes and is accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded when it is more likely than not that a deferred tax asset will not be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Considerable judgment is required in assessing and estimating these amounts and the difference between the actual outcome of these future tax consequences and the estimates made could have a material impact on the operating results. To the extent that new information becomes available which causes the Company to change its judgment regarding the adequacy of existing tax liabilities, such changes to tax liabilities will impact income tax expense in the period in which such determination is made. The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

The Company has made applications for Ontario Interactive Digital Media Tax Credits (“OIDMTC”). Judgment is required in the determination of qualifying expenses. The final determination of qualifying expenses is not known until acceptance by tax authorities. The Company's credits have been reflected in the financial statements.

Net Loss per Common Share, basic

The Company has adopted Accounting Standards Codification (“ASC”) subtopic 260-10, Earnings Per Share (“ASC 260-10”) specifying the computation, presentation and disclosure requirements of earnings per share (EPS) information. Basic earnings (loss) per share includes no dilution and is computed by dividing net income or loss by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution of securities that could share in the earnings or losses of the entity. The Company had options to purchase 8,625,192 (2017 - 4,919,982) common shares outstanding for the year December 31, 2018. Additionally, 3,705,300 options to purchase common shares of the Company were issued in 2018 (2017 - 11,220,545). Since these options and warrants would be anti-dilutive, no fully diluted loss per share is presented.

Recent Pronouncements

During the years ended December 31, 2018 and 2017 there were several new accounting pronouncements issued by the Financial Accounting Standards Board (FASB). Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s financial statements.

New standards and interpretations

In March 2016, the FASB issued ASU 2016-02, Leases, which supersedes ASC Topic 840, Leases, and sets forth the principles for the recognition, measurement, presentation, and disclosure of leases for both lessees and lessors. ASU 2016- 02 requires lessees to classify leases as either finance or operating leases and to record on the balance sheet a right-of-use asset and a lease liability, equal to the present value of the remaining lease payments, for all leases with a term greater than 12 months regardless of the lease classification. The lease classification will determine whether the lease expense is recognized based on an effective interest rate method or a straight-line basis over the term of the lease. ASU 2016-02 will be effective for use beginning January 1, 2019, with early adoption permitted. Entities are required to use a modified retrospective transition method for existing leases. The Company has determined there is no impact from this guidance on our financial statements.

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

Through December 31, 2018, we have incurred an accumulated deficit of $12,577,458, primarily as a result of expenses incurred through a combination of development and commercialization activities related to our products and general and administrative expenses supporting those activities, as well as a net loss of $5,588,334 and negative operating cash flows. Our total cash and cash equivalents balance as of December 31, 2018 was $11,222. At December 31, 2018, we had working capital deficit of $4,007,785, of which $2,971,652 relates to convertible notes convertible into common shares subsequent to the year ended December 31, 2018. We anticipate that we will continue to incur losses and negative cash flows from operations, and that such losses will increase over the next several years due to development costs associated with our MegaTeam and Ninja Reflex products, until our products reach commercial profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, we may not have sufficient resources to fund operations through the third quarter of 2019. Therefore, there is substantial doubt about our ability to continue as a going concern.

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

.4.  OTHER RECEIVABLES

Other receivables include $418,553 (CDN $571,074) that relates to filed applications for Ontario Interactive Media Tax Credits. In January 2019, this amount was pledged against a loan. See Note 11

5.  RELATED PARTY TRANSACTIONS

The related party transactions are as follows:

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

On October 30, 2018, we entered in an agreement with Companion Healthcare Technologies Inc.(“CHT”), for the use of Ehave Connect whereby CHT will acquire the exclusive rights to Ehave Connect for use in companion animals. Scott Woodrow, a director of the Company, is the President and a minority shareholder of CHT.

On October 11, 2017 the Company entered into an Investor Letter with Scott Woodrow, a director, pursuant to which he agreed to purchase securities of the Company on similar terms as certain offerings of the Company that are consummated prior to December 31, 2017, or, if such an offering is not consummated, the purchase amount will be converted into a secured promissory note that matures on January 31, 2018 (which, at the investor’s option, may be converted into common shares of the Company). Such investors are also entitled to additional warrant coverage in the event that we do not close such an offering prior to December 31, 2017. No such offering consummated prior to December 31, 2017, and such notes were converted into unsecured convertible debentures notes on January 31, 2018.

On October 11, 2017, the Company entered into a demand non-interest bearing unsecured promissory note with Scott Woodrow, a director of the Company, in the principal amount of $80,276 (CDN $100,000). On January 18, 2018 the note was exchanged for an unsecured convertible debenture. (see Note 11)

We have entered into employment contracts with each of our officers. As such the Company paid a salary to Prateek Dwivedi, the current Chief Executive Officer and a Director of the Company of $300,912 (CDN $390,000) (2017 - $300,717 (CDN $390,000)).

The Company declared a bonus payable to Mr. Dwivedi of $150,456 (CDN $195,000) (2017 – nil). During the year there were no consulting fees paid to Mr. Dwivedi. During 2017 consulting fees were paid to a company in which Mr. Dwivedi is the beneficial owner of $117,839 (CDN $162,350)). During 2017 the Company paid consulting fees of $116,238 (CDN $150,750) to Scott Woodrow.

On January 31, 2018, the Company entered into a secured convertible debenture agreement (the “Secured Debentures”) for total proceeds of $1,218,620 (CDN$1,500,000), issued in two installments. On February 27, 2019, we entered into an agreement to convert the note into 1,268,274,936 common shares of the Company. Binyomin Posen and Zeke Kaplan, directors of the Company, have personal and business relations with some of the lenders.

On January 31, 2018, promissory notes with an aggregate principal amount of $311,967 (CDN$384,000) outstanding at December 31, 2017 were exchanged for unsecured convertible debentures (the “Unsecured Debentures”). On February 27, 2019, we entered into an agreement to convert the note into 276,809,884 common shares of the Company. Binyomin Posen and Zeke Kaplan, directors of the Company, have personal and business relations with some of the lenders.

On January 31, 2018, we entered into a secured convertible debenture agreement (the “Secured Debentures”) for total proceeds of $1,218,620 (CDN$1,500,000), issued in two installments. The Secured Debentures were secured against the general assets and intellectual property of the Company. Under the terms of the Secured Debentures, the principal amount and accrued interest was convertible into our common shares at a conversion price equal to 75% the issue price of common shares under a qualified offering. The conversion of the Secured Debentures was at the option of the holder. At the time of conversion, the holder was to also receive an equal amount of common share purchase warrants with an exercise price equal to the issue price. The Secured Debentures were due on July 31, 2018 and bore interest at 10% per annum. The initial installment of the Secured Debentures was issued on January 31, 2018 for proceeds of $609,310 (CDN$750,000). On March 19, 2018, the final instalment of $573,307 (CDN$750,000) was received. On February 27, 2019, as part of the recapitalization, we entered into an agreement to convert the Secured Debentures and right to receive warrants into 1,268,274,936 common shares.

On September 27, 2018, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $85,756 (CDN$111,110), including $11,110 of original issue discount. On February 27, 2019, promissory notes with an aggregate principal amount of $85,756 (CDN$111,110) were exchanged for unsecured debentures for a bridge loan. On February 28, 2019, we entered into an agreement to convert the note into 54,203,662 common shares of the Company. Binyomin Posen and Zeke Kaplan, directors of the Company, have personal and business relations with some of the lenders.

On January 28, 2019, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $85,756 (CDN$125,000), including $18,841(CDN$25,000) of original issue discount. Binyomin Posen and Zeke Kaplan, directors of the Company, have personal and business relations with some of the lenders.

On February 27, 2019, we entered into agreements to exchange $400,000 in fees for 126,837,838 common shares of the Company. Binyomin Posen and Zeke Kaplan, directors of the Company, have personal and business relations with one of the vendors who exchanged fees.

On March 26, 2019, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $98,351 (CDN$131,683), including $23,663 (CDN$31,683) of original issue discount. Binyomin Posen and Zeke Kaplan, directors of the Company, have personal and business relations with some of the lenders.

6.  PROMISSORY AND CONVERTIBLE NOTES

On October 11, 2017, we entered into Investor Letters, pursuant to which certain persons agreed to purchase securities of the Company on similar terms as certain offerings of the Company that are consummated prior to December 31, 2017, or, if such an offering is not consummated, the purchase amount will be converted into a secured promissory note that matures on January 31, 2018 (which, at the investor’s option, may be converted into common shares of the Company). We received aggregate proceeds of $100,000. No such offerings were consummated prior to December 31, 2017, and such notes were converted into Unsecured Debentures on January 31, 2018 (see below), which have been converted into common shares on February 27, 2019.

On November 15, 2017, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $196,237. Lenders of the promissory notes were issued 2,133,333 common share warrants at an exercise price of $0.075 per share with an expiry date of November 16, 2022. On January 31, 2018 $148,745 of the promissory notes were repaid and $47,932 of the promissory notes were exchanged for Unsecured Debentures. On February 27, 2019, we entered into an agreement to cancel the warrants in exchange for 31,109,865 common shares of the Company.

On January 31, 2018, we entered into a secured convertible debenture agreement (the “Secured Debentures”) for total proceeds of $1,218,620 (CDN$1,500,000), issued in two installments. The Secured Debentures were secured against the general assets and intellectual property of the Company. Under the terms of the Secured Debentures, the principal amount and accrued interest was convertible into our common shares at a conversion price equal to 75% the issue price of common shares under a qualified offering. The conversion of the Secured Debentures was at the option of the holder. At the time of conversion, the holder was to also receive an equal amount of common share purchase warrants with an exercise price equal to the issue price. The Secured Debentures were due on July 31, 2018 and bore interest at 10% per annum. The initial installment of the Secured Debentures was issued on January 31, 2018 for proceeds of $609,310 (CDN$750,000). On March 19, 2018, the final instalment of $573,307 (CDN$750,000) was received. On February 27, 2019, as part of the recapitalization, we entered into an agreement to convert the Secured Debentures and right to receive warrants into 1,268,274,936 common shares.

On January 31, 2018, certain promissory notes with an aggregate principal amount of $311,967 (CDN$384,000) outstanding at December 31, 2017 were exchanged for unsecured convertible debentures (the “Unsecured Debentures”). From January 1, 2018 to January 31, 2018, we issued an additional $20,098 (CDN$25,000) Unsecured Debentures for total proceeds of $332,065 (CDN$409,000). On March 19, 2018, an installment of the Unsecured Debentures in the amount of $382,263 (CDN$500,000) was received. Under the terms of the Unsecured Debentures, the principal amount and accrued interest was convertible into our common shares at a conversion price equal to 75% the issue price of common shares under a qualified offering. The conversion of the Unsecured Debentures was at the option of the holder. At the time of conversion, the holder was to also receive 120% of the amount of the common shares issued of common share purchase warrants with an exercise price equal to the issue price. The Unsecured Debentures were due on July 31, 2018 and bore interest at 10% per annum. On February 27, 2019, we entered into an agreement to convert the Unsecured Debentures and the right to receive warrants an into 276,809,884 common shares.

On September 27, 2018, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $85,756 (CDN$111,110), including $11,110 of original issue discount. On February 27, 2019, promissory notes with an aggregate principal amount of $85,756 (CDN$111,110) were exchanged for unsecured debentures for a bridge loan. On February 28, 2019, we entered into an agreement to convert the note into 54,203,662 common shares.

On October 31, 2018, we issued demand senior secured promissory notes in the aggregate principal amount of $57,000 (CDN $72,960).

On December 5, 2018, we entered a securities purchase agreement for $141,000 (CDN $168,691), including $13,000 of original issue discount. Under the terms of the agreement, the principal amount and accrued interest is convertible into common shares of the Company at a conversion price equal to 73% of the market price. The conversion of the debentures is at the option of the holder between 180 days following the issue of the debentures and the maturity date. The debentures are due on December 5, 2019 and bear interest at 8% per annum.

7. STOCK BASED COMPENSATION

Under the terms of the Company’s employment agreement with the Chief Executive Officer, Prateek Dwivedi, and the Chief Technology Officer, Dave Goyette, Mr. Dwivedi and Mr. Goyette have received stock option grants. During the year Mr. Dwivedi received a grant of stock options to purchase up to 3,705,300 (2017 – 1,404,118) shares of the Company’s common stock at a price of $0.06 per share for the first 1,235,100 shares, $0.12 per share for the second 1,235,100 shares and $0.20 per share for the third 1,235,100 shares. The 2017 Option Shares vested rateably over 12 months and 24 months respectively at the date of issuance.

During 2017 Mr. Goyette received a grant of stock options to purchase up to 707,415 shares of the Company’s common stock at a price of $0.50 per share for 433,000 shares and $0.08 per share for 274,415 shares. The Option Shares vested rateably over 12 months and 24 months respectively at the date of issuance.

Summary Stock Compensation Table

The following table sets forth the Company’s paid or accrued stock compensation expense to its officers, directors, employees and contractors.

	Stock Awards	Stock Options Awards	Non-Vested Stock Awards	Securities Underlying Non-Vested Stock	Total
Year ended December 31, 2017	$-	$-	$-	2,111,533	$-
Year ended December 31, 2018	$-	$-	$-	5,816,833	$-

A Summary of the status of the Company’s option grants as of December 31, 2018 and 2017 and the changes during the periods then ended is presented below:

	Shares	Weighted- Average Exercise Price	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding December 31, 2016	2,808,359	$0	5.0	-
Granted	2,111,533	$0.17	5.0	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding December 31, 2017	4,919,892	$-	5.0	$-
Granted	3,705,300	$0.14	5.0	-
Exercised		$-	-	-
Forfeited	-	-	-	-
Outstanding December 31, 2018	8,625,192	$-	5.0	$-

None of the options granted during 2017 vested within the year. The weighted average fair value at the grant date for options during the year ended December 31, 2017 was estimated using the Black-Scholes option valuation model with the following inputs:

2017
Average expected life in years	5
Average risk-free interest rate	2.20%
Average volatility	253%
Dividend yield	0%

Risk-free interest rates for the options were taken from the 5 year federal treasury rate at December 31, 2017. The expected volatility was based on historical data and other relevant factors such as capital structure and the nature of the Company.

In calculating the expected life of stock options, the Company determines the amount of time from grant date to expected contractual term date for vested options. In developing the expected life assumption, all amounts of time are weighted by the number of underlying options.

A summary of the status of the Company’s vested and non-vested option grants at December 31, 2018 and December 31, 2017 and the weighted average grant date fair value is presented below:

2018	Shares	Weighted Average Grant Date Fair Value per Share	Weighted Average Grant Date Fair Value
Vested	4,816,987	$0.14	$679,553
Non-vested	3,808,205	$0.13	$477,570
Total	8,625,192	$0.13	$1,157,103

2017	Shares	Weighted Average Grant Date Fair Value per Share	Weighted Average Grant Date Fair Value
Vested	3,410,191	$0.14	$476,080
Non-vested	1,509,701	$0.14	$211,706
Total	4,919,892	$0.14	$687,786

Warrants Issued

The following table reflects a summary of Common Stock warrants outstanding and warrant activity during 2017:

	Number of warrants	Weighted Average Exercise Price	Weighted Average Term (Years)
Warrants outstanding at December 31, 2016	20,591,686	-	-
Granted during the year	5,433,230	$0.0818	4.55
Exercised during the year	13,300,539	-	-
Forfeited during the year	-	-	-
Warrants outstanding at December 31, 2017	12,694,377	-	-
Granted during the year	47,150,588	$0.075	2
Exercised during the year	3,798,781	$0.033	-
Forfeited during the year	-	-	-
Warrants outstanding at December 31, 2017	56,046,184	-	-

The Common stock warrants expire in the years ended December 31 as follows:

Year	Amount
2018	-
2019	-
2020	55,096,798
2021	949,386
2022	-
56,046,184

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

9. INCOME TAXES

The Company computes income taxes using the asset and liability approach. The Company currently has no issue that creates timing differences that would mandate a deferred tax expense. Due to the uncertainty as to the utilization of net operating loss carryforwards, a valuation allowance has been made to the extent of any tax benefit that net operating losses may generate. No provision for income tax has been recorded for the years ended December 31, 2018 and December 31, 2017 due to the Company’s operating losses.

The Company is entitled to refundable SRED tax credits for qualifying research and development activities performed in Canada. During the year the Company filed applications for Ontario Interactive Media Tax Credits. The Company recognizes the benefit of its tax credits when there is reasonable assurance that they will be realized. The Company has a net operating loss for tax purposes of CDN $1,977,973 (2017 – CDN $1,629,068) that can be carried forward over 20 years.

Deferred Income Taxes

Deferred income taxes primarily represent the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The components of the Company’s deferred taxes are as follows:

	2018		2017
Deferred tax assets (liabilities):
Net operating loss carryforward	CDN$	933,063	CDN $	340,489
Total deferred tax assets		933,063		340,489
Valuation Allowance		(933,063)		(340,489)
Net Deferred tax assets		$-		$-

10.  COMMITMENTS AND CONTINGENCIES

On December 8, 2011 the Company entered into a Collaboration Agreement between The Hospital for Sick Children (“SickKids”) and the Ontario Brain Institute (“OBI”). Under the terms of the Collaboration Agreement, the OBI agreed to fund SickKids activities related to the development of a software based treatment program for Attention Deficit and Hyperactivity Disorder in children (the “Project”). Funding of SickKids by the OBI was based on a Project budget of CDN$491,204 in which the Company was to contribute at least the same financial commitments for its own activities under the Project. During the Project period from December 8, 2011 to March 31, 2014, the Company contributed approximately CDN$540,000 consisting of CDN$437,400 of salaries and consulting fees, CDN$50,000 of software development and CDN$53,000 of equipment, supplies and overhead. Under the terms of the Collaboration Agreement, Project activities were to be substantially completed by March 31, 2014. Under the terms of the Collaboration Agreement, the Company is obligated to pay SickKids a minimum royalty on Project intellectual property of the amount of the Development Grant CDN$491,204. Under the terms of the royalty agreement between the Company and SickKids, such payments are to be made based on 5% of net revenue for the first CDN$15,000,000 of related Project product and 2.5% of net revenue thereafter. As of December 31, 2018, $3,664 (CDN $5,000) is due under the terms of the royalty agreement.

We currently lease approximately 1,636 square feet of office space located at 277 Lakeshore Road East, Suite 203, Oakville, Ontario, Canada. The term under our lease agreement, as amended on April 6, 2018, will expire on May 1, 2020. The total contractual obligation of the lease is $56,131 of which $39,622 is current.

11  SUBSEQUENT EVENTS

On January 21, 2019, we issued a senior secured promissory note in the aggregate principal amount of $263,192 (CDN$350,000). The secured promissory note is secured against certain of our assets, including all development tax credits that the Company has applied for and receives. The loan is due on May 21, 2020 and bears and interest rate at 20.07% per annum.

On January 28, 2019, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $85,756 (CDN$125,000), including $18,841(CDN$25,000) of original issue discount.

On February 27, 2019, we entered into an agreement to exchange $150,000 in fees owed to Scott Woodrow, a retired Director of the Company for 47,564,189 common shares of the Company.

On February 27, 2019, we entered into an agreement to exchange $100,000 in fees owed to KW Capital Partners Ltd. for 31,709,460 common shares of the Company.

On February 27, 2019, we entered into an agreement to exchange $150,000 in fees and common shares owed to Bezalel Partners LLC for 47,564,189 common shares of the Company.

On February 27, 2019, we entered into agreements to cancel options, cancel option anti-dilution clauses, and cancel employee severance liabilities in exchange for 304,437,002 common shares of the company

On February 27, 2019, we entered into an agreement to cancel 2,250,000 compensation warrants that had anti-rachet and anti-dilution provisions for 32,811,191 common shares of the Company.

On March 22, 2019, we entered into an Asset Purchase Agreement with ZYUS, pursuant to which we will sell to ZYUS all of our property and assets, including intellectual property, relating to technology stack, data models, UI flows, and APIs of its health informatics Ehave Connect platform (the “Asset Sale”). The Ehave Connect platform contains components specifically designed to be used by medical cannabis patients to efficiently gather and verify patient-reported outcomes and experiences, evaluate treatment progress, enhance patient engagement and improve data modeling.

In connection with the Agreement, ZYUS will pay us a total purchase price of CAD $1.2 million in cash, CAD $260,000 of which was provided to us upon execution of a non-binding term sheet, and CAD $100,000 of which was provided to us pursuant to an advance provided on April 30, 2019, as well as 361,011 common shares of ZYUS, priced at CDN$5.54 per share, which is to be issued at closing (the “Consideration Shares”).

On March 26, 2019, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $98,351 (CDN$131,683), including $23,663 (CDN$31,683) of original issue discount.

