Form 20-F/A
period 2018-12-31
Ehave, Inc.
filed 2019-05-16
CIK 1653606

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

Ehave, Inc. (the “Company”) is filing this Amendment No. 1 (the “Amendment”) to the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on May 15, 2019 (the “Original Filing”), solely to file Exhibit 101 to the Form 20-F in accordance with Rule 405 of Regulation S-T. Exhibit 101 to this report provides the financial statements and related notes from the Form 20-F formatted in eXtensible Business Reporting Language (“XBRL”) and to amend “Item 19. Exhibits” to reflect filing of Exhibit 101.

This Amendment does not modify or update any other items or disclosures contained in the Original Filing and does not reflect events occurring after the date of the Original Filing. This Amendment consists solely of the cover page, this explanatory note, exhibit index and the exhibits filed herewith.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this annual report:

Exhibit Number	Description

1.1	Articles of Incorporation (1)
1.2	Articles of Amendment to the Articles of Incorporation dated November 30, 2011 (2)
1.3	Articles of Amendment to the Articles of Incorporation dated May 13, 2015 (3)
1.4	Articles of Amendment to the Articles of Incorporation dated June 26, 2015 (4)
1.5	Articles of Amendment to the Articles of Incorporation dated November 4, 2015 (5)
1.6	Bylaws No. 2 (6)
4.1	Form of Convertible Loan Agreement (7)
4.2	Securities Purchase Agreement, dated July 7, 2015, between the Company and the purchasers identified therein (8)
4.3	Form of Secured Convertible Note, dated July 7, 2015 (9)
4.4	Form of Common Stock Purchase Warrant, dated July 7, 2015 (10)
4.5	Form of Lock Up Agreement (11)
4.6	License Agreement, dated April 24, 2015, between the Company and The Governing Counsel of the University of Toronto (12)
4.7	Form of Subscription Agreement (13)
4.8	Office Suite License and Services Agreement, effective November 1, 2015, between iQ Univeristy LP and the Company (14)
4.9	Form of Warrant sold in the registered public offering (15)
4.10	Services Agreement, dated February 1, 2016 with Artimetrix Software Inc. (16)
4.11	Consulting Agreement, dated August 3, 2015 with 8121346 Canada Inc. (17)
4.12	Amendment to Consulting Agreement, dated February 1, 2016 with 8121346 Canada Inc. (18)
4.13	Master Services Agreement, dated December 8, 2015 with Blog Inc LLC (dba Cress & Company) (19)
4.14	Executive Employment Agreement, dated July 25, 2016, between the Company and its President and CEO, Prateek Dwivedi (20)
4.15	Executive Employment Agreement, dated December 1, 2016, between the Company and its Chief Technology Officer, David Goyette (21)
4.16	Offer to Sublease, dated January 30, 2017, between the Company and Home Trust Company (22)
4.17	API Integration & Distribution Agreement dated December 13, 201,6 between the Company and MHS (23)
4.18	Letter of Agreement, dated November 1, 2017, between the Company and Tiberend Strategic Advisors, Inc. (24)
4.19	Stock Option Plan, approved on January 12, 2017, at the Annual and Special Meeting of Shareholders (25)
4.20	Note and Warrant Purchase Agreement, dated as of November 14, 2016 (26)
4.21	Form of Convertible Promissory Note (27)
4.22	Strategic Relationship Agreement, dated as of February 3, 2017, between the Company and MedReleaf Corp. (28)
4.23	Amendment to API Integration & Distribution Agreement, dated as of May 4, 2017, between the Company and MHS (29)
4.24	Form of Promissory Note (30)
4.25	Form of Investor Letter (31)
4.26	Form of Promissory Note with Warrants (32)
4.27	Form of Secured Subscription Agreement for Units (33)
4.28	Form of Compensation Option to Purchase Common Shares (34)
4.29	Form of Senior Secured Convertible Debenture (35)
4.30	Form of Warrant to Purchase Common Shares (36)
4.31	Form of Unsecured Subscription Agreement for Units (Premium) (37)
4.32	Form of Unsecured Subscription Agreement for Units (Regular) (38)

4.33	Form of Unsecured Convertible Debenture (39)
4.34	Agreement, dated March 1, 2018, between the Company and Revive Therapeutics Ltd. (40)
4.35	Agreement, dated March 5, 2018, between the Company and Aequus Pharmaceuticals Inc. (41)
4.36	Services Agreement, dated January 15, 2017, between the Company and NView Management Inc. (42)
4.37	Services Agreement, dated April 23, 2018, between the Company and Dianne Parsons, C.P.A. (43)
4.38	Lease, dated April 6, 2018, between the Company and Lisgar Development Limited (44)
4.39*	Form of Note Conversion Agreement (Premium, 2018 Notes)
4.40*	Form of Note Conversion Agreement (Regular, 2016 Notes)
4.41*	Form of Note Conversion Agreement (Regular, 2018 Notes)
4.42*	Form of Promissory Note dated September 27, 2018
4.43*	Form of Promissory Note dated September 27, 2018
4.44*	Agreement, dated October 30, 2018, between the Company and Companion Healthcare Technologies.
4.45*	Form of Promissory Note dated November 29, 2018
4.46*	Form of Promissory Note dated October 31, 2018
4.47*	Loan Agreement dated January 1, 2019
4.48*	Form of Promissory Note dated January 28, 2019
4.49*	Form of Promissory Note dated January 28, 2019
4.50*	Form of Warrant Cancellation
4.51*	Memorandum of Understanding, dated February 27, 2019, between the Company and David Goyette, Chief Technology Officer
4.52*	Memorandum of Understanding, dated February 27, 2019, between the Company and Prateek Dwivedi, Chief Executive Officer
4.53*	Form of Bridge Loan Agreement
4.54*	Form of Bridge Loan Note
4.55*	Agreement, dated February 27, 2019, between the Company and Bezalel Partners LLC
4.56*	Agreement, dated February 27, 2019, between the Company and KW Capital Partners Ltd
4.57*	Agreement, dated February 27, 2019, between the Company and Scott Woodrow
4.58*	Form of Note Conversion - Bridge Loan Note
4.59*	Form of Promissory Note dated March 26, 2019
4.60*	Asset Purchase Agreement, dated March 22, 2019, between Ehave, Inc. and ZYUS Life Sciences Inc.
4.61*	Form of Security Agreement, to be entered into between Ehave, Inc. and ZYUS Life Sciences Inc.
4.62*	Form of Non-Competition Agreement, to be entered into between Ehave, Inc. and ZYUS Life Sciences Inc.
4.63*	Minutes of Settlement, dated April 18, 2019, between Ehave, Inc. and Companion Healthcare Technologies
12.1*	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certificate of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS+	XBRL Instance Document
101.SCH+	XBRL Taxonomy Extension Schema Document
101.CAL+	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF+	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB+	XBRL Taxonomy Extension Label Linkbase Document
101.PRE+	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed with the Original Filing
+	Provided herewith

(1)	Incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(2)	Incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(3)	Incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(4)	Incorporated by reference to Exhibit 3.4 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.

(5)	Incorporated by reference to Exhibit 3.6 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(6)	Incorporated by reference to Exhibit 3.5 to the Form 6-K filed with the SEC on January 12, 2017.
(7)	Incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 24, 2015.
(8)	Incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 24, 2015.
(9)	Incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 24, 2015.
(10)	Incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 24, 2015.
(11)	Incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 24, 2015.
(12)	Incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(13)	Incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-1/A filed with the SEC on December 18, 2015.
(14)	Incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(15)	Incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-1/A filed with the SEC on December 18, 2015.
(16)	Incorporated by reference to Exhibit 10.24 to the Company’s Registration Statement on Form F-1/A filed with the SEC on March 11, 2016.
(17)	Incorporated by reference to Exhibit 10.25 to the Company’s Registration Statement on Form F-1/A filed with the SEC on March 11, 2016.
(18)	Incorporated by reference to Exhibit 10.26 to the Company’s Registration Statement on Form F-1/A filed with the SEC on March 11, 2016.
(19)	Incorporated by reference to Exhibit 10.27 to the Company’s Registration Statement on Form F-1/A filed with the SEC on March 11, 2016.
(20)	Incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2017.
(21)	Incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2017.
(22)	Incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2017.
(23)	Incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2017.
(24)	Incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2017.
(25)	Incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2017.
(26)	Incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the SEC on November 23, 2016.
(27)	Incorporated by reference to Exhibit 99.2 to the Form 6-K filed with the SEC on November 23, 2016.
(28)	Incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(29)	Incorporated by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(30)	Incorporated by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(31)	Incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(32)	Incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(33)	Incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(34)	Incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.

(35)	Incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(36)	Incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(37)	Incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(38)	Incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(39)	Incorporated by reference to Exhibit 4.33 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(40)	Incorporated by reference to Exhibit 4.34 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(41)	Incorporated by reference to Exhibit 4.35 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(42)	Incorporated by reference to Exhibit 4.36 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(43)	Incorporated by reference to Exhibit 4.37 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(44)	Incorporated by reference to Exhibit 4.38 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No.1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to Form 20-F on its behalf.

Date: May 16, 2019

EHAVE, INC.

/s/ Prateek Dwivedi	/s/ Dianne Parsons
Prateek Dwivedi	Dianne Parsons
Chief Executive Officer	Chief Financial Officer