Form 20-F
period 2019-12-31
Ehave, Inc.
filed 2020-06-12
CIK 1653606

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 333-207107

EHAVE, INC

(Exact name of Registrant as specified in its charter)

Canada

(Jurisdiction of incorporation or organization)

18851 NE 29th Ave., Suite 700

Aventura, FL 33180

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Securities registered pursuant to Section 12(g) of the Act.

Common Shares, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 25,413,919 common shares as at December 31, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [  ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [  ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [  ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes [X] No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]
Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other
[X]	[ ]	[ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [  ]             Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [  ] No [X]

EHAVE INC.

FORM 20-F

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements”. Forward-looking statements reflect the current view about future events. When used in this annual report, the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan,” or the negative of these terms and similar expressions, as they relate to us or our management, identify forward-looking statements. Such statements include, but are not limited to, statements contained in this annual report relating to our business strategy, our future operating results and liquidity and capital resources outlook. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees of assurance of future performance. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation, our ability to develop and commercialize new and improved products and services; our ability to raise capital to fund continuing operations; a continued decline in general economic conditions nationally and internationally; decreased demand for our products and services; market acceptance of our products and services; our ability to protect our intellectual property rights; the impact of any infringement actions or other litigation brought against us; competition from other providers and products; changes in government regulation; our ability to complete customer transactions and capital raising transactions; and other factors (including the risks contained in the section of this annual report entitled “Risk Factors”) relating to our industry, our operations and results of operations. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

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

The forward-looking statements in this annual report are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond our control, including without limitation:

●	Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of your investment.
●	We have a history of operating losses and expect to continue incurring losses for the foreseeable future.
●	If we are unable to obtain additional funding, our business operations will be harmed.
●	Our independent auditors have expressed their concern as to our ability to continue as a going concern.
●	Our inability to regain or maintain the eligibility to have our common shares quoted on OTC Markets, which may have an unfavorable impact on our stock price and liquidity.
●	Our products may not be successful in gaining market acceptance, which would negatively impact our revenues.
●	If we are unable to keep up with rapid technological changes in our field, we will be unable to operate profitably.
●	Many of our potential competitors are better established and have significantly greater resources which may make it difficult for us to compete in the markets in which we intend to sell our products.
●	If we lose any of our key management personnel or consultants, we may not be able to successfully manage our business or achieve our objectives.
●	Developments or assertions by us or against us relating to intellectual property rights could materially impact our business.
●	Our products could infringe on the intellectual property rights of others which may result in costly litigation and, if we do not prevail, could also cause us to pay substantial damages and prohibit us from selling or licensing our products.
●	We have identified material weaknesses in our internal control over financial reporting, and if we are unable to achieve and maintain effective internal control over financial reporting or effective disclosure controls, we may be at risk to accurately report financial results or detect fraud, which could have a material adverse effect on our business.
●	The market for our products is immature and volatile and if it does not develop, or if it develops more slowly than we expect, the growth of our business will be harmed.
●	If our security measures are breached and unauthorized access to a customer’s data are obtained, our products may be perceived as insecure, we may incur significant liabilities, our reputation may be harmed, and we could lose sales and customers.
●	If we fail to comply with applicable health information privacy and security laws and other state and federal privacy and security laws, we may be subject to significant liabilities, reputational harm and other negative consequences, including decreasing the willingness of current and potential customers to work with us.
●	Our proprietary software may not operate properly, which could damage our reputation, give rise to claims against us or divert application of our resources from other purposes, any of which could harm our business and operating results.
●	We depend on data centers operated by third parties for our products, and any disruption in the operation of these facilities could adversely affect our business.
●	If currency exchange rates fluctuate substantially in the future, the results of our operations, which are reported in U.S. dollars, could be adversely affected.
●	We may not be in compliance with rules and regulations of the U.S. Food and Drug Administration (the “FDA”) should they become applicable to any products we develop in the future.
●	The results of any future clinical trials that we may need to perform in the future may not support our medical device candidate requirements or intended use claims or may result in the discovery of unanticipated inconsistent data.
●	A security breach or disruption or failure in a computer or communications systems could adversely affect us.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The selected financial data presented below for the four years ended December 31, 2019, is presented in U.S. dollars and is derived from our financial statements prepared in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). We have derived the selected financial data as of December 31, 2019, 2018, 2017, and 2016 and for the years ended December 31, 2019, 2018, 2017, and 2016 from our audited financial statements included elsewhere in this Annual Report on Form 20-F. The information set forth below should be read in conjunction with our financial statements (including notes thereto) included under Item 18 and “Operating and Financial Review and Prospects” included under Item 5 and other information provided elsewhere in this annual report on Form 20-F and our financial statements and related notes. The selected financial data in this section is not intended to replace the financial statements and is qualified in its entirety thereby.

	2019	2018	2017	2016
	$	$	$	$
Revenues from continuing operations	—	—	—	—
Net loss	(3,637,368)	(5,588,334,)	(4,141,613)	(1,502,204)
Net comprehensive loss	(3,794,909)	(5,381,156)	(4,208,936)	(1,466,776)
Basic and diluted loss per share (1)	(.18)	(7.17)	(6.00)	(5.00)
Total assets	496,737	460,234	59,275	48,380
Shareholders’ deficit	(2,230,775)	(3,733,435)	(2,009,266)	(1,191,960)
Cash dividends declared per share (2)		—	—	—
Weighted average number of common shares outstanding	21,454,189	751,028	690,306	321,441

Notes:

(1)	On May 29, 2019 the Company effected a 100 for 1 reverse split. All share amounts have been adjusted for the split. In 2019 we issued 25,413,839 shares of common stock (2,541,383,900 pre-split shares) pursuant to certain transactions set forth in Item 4, below. We issued 37,988 (3,798,781 pre-split) shares in 2018. We issued 269,143 (26,914,315 pre-split) common shares in 2017. We issued 162,868 (16,286,796 pre-split) common shares in 2016.

(2)	We have not declared or paid any dividends since incorporation.

Exchange Rate Data

The following table sets forth the exchange rates for Canadian dollars expressed in U.S. dollars that have been used in the audited financial statements included elsewhere in this Annual Report on Form 20-F.

$1 Canadian dollar equivalent in U.S. dollars
At December 31, 2018	0.7329
At December 31, 2019	0.7715
Average for the year ended December 31, 2019	0.7538

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

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

We were incorporated in 2011. We reported a net loss of $3,637,368 for the fiscal year ended December 31, 2019 and had a net loss of $5,588,334 during the fiscal year ended December 31, 2018. As of December 31, 2019, we had an accumulated deficit of $16,214,826. We cannot anticipate when, if ever, our operations will become profitable. We expect to incur significant net losses as we develop and commercialize our products and pursue our business strategy. We intend to invest significantly in our business before we expect cash flow from operations to be adequate to cover our operating expenses. If we are unable to execute our business strategy and grow our business, for any reason, our business, prospects, financial condition and results of operations will be adversely affected.

As reflected in the financial statements for the years ended December 31, 2019, and December 31, 2018, included elsewhere in this Annual Report on Form 20-F, we had no revenues from continuing operations in 2019 and 2018 and need additional cash resources to maintain its operations. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent on our ability to raise additional capital. We cannot predict when, if ever, we will be successful in raising additional capital and, accordingly, we may be required to cease operations at any time, if we do not have sufficient working capital to pay our operating costs.

If we are unable to obtain additional funding, our business operations will be harmed.

We raised an aggregate of $270,018 through loans and issuance of convertible debentures and warrants in 2019. We raised an aggregate of $1,867,982 through issuance of convertible debentures and warrants in 2018. We anticipate that we will continue to incur losses and negative cash flows from operations, and that such losses will increase over the next several years due to development costs associated with our MegaTeam and Ehave Dashboard products, until our products reach commercial profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, based on our current projections, we may not have sufficient resources to fund operations through the third quarter of 2020. To the extent that we are required to raise additional funds to conduct research and acquire facilities, and to cover costs of operations, we intend to do so through additional public or private offerings of debt or equity securities. There are no assurances that we will be successful in obtaining the level of financing needed for our operations, and we may be unable to secure such funding when needed in adequate amounts or on acceptable terms, if at all. Any additional equity financing may involve substantial dilution to our then existing shareholders. In February 2019, we entered a definitive agreement to sell the Ehave Connect asset in consideration for $904,516 (CAD$1,200,000) of cash and shares of the purchaser’s common shares. That transaction closed in May 2019. However, the Company recorded USD $256,408 (CAD $340,170) of expenses directly associated with the Asset Purchase Agreement The inability to raise the additional capital will restrict our ability to develop and conduct business operations. If we cannot raise additional capital, we will need to reduce our cash burn to last 12 months by focusing our efforts on existing products only, leveraging research funding to conduct additional clinical studies on efficacy and integration and development of new techniques for assessment and rehabilitation.

Our independent auditors have expressed their concern as to our ability to continue as a going concern.

We reported an accumulated deficit of $16,214,826 and had a stockholders’ deficit of $2,230,775 at December 31, 2019. As a result of our financial condition, we have received a report from our independent registered public accounting firm for our financial statements for the years ended December 31, 2019 and 2018 that includes an explanatory paragraph describing the uncertainty as to our ability to continue as a going concern without the infusion of significant additional capital. There can be no assurance that management will be successful in implementing its plans. If we are unable to raise additional financing we may cease operations.

Our products may not be successful in gaining market acceptance, which would negatively impact our revenues.

Currently, our business strategy is to continue to support the clinical trials of our therapeutic video games, develop the Ehave Dashboard, and gain access to additional technologies at a time and in a manner that we believe is best for our development. We may have difficulties in reaching market acceptance, which could negatively impact our revenues, for a number of reasons including:

●	any delays in securing partnerships and strategic alliances;
●	any technical delays and malfunctions;
●	failure to receive regulatory approval on a timely basis or at all; and
●	failure to receive a sufficient level of reimbursement from government, insurers or other third-party payors.

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

The market for the products we develop is highly competitive. Many of our potential competitors are well established with larger and better resources, longer relationships with customers and suppliers, greater name recognition and greater financial, technical and marketing resources than we have. Increased competition may result in price reductions, reduced gross margins, loss of market share and loss of licensees, any of which could materially and adversely affect our business, operating results and financial condition. We cannot ensure that prospective competitors will not adopt technologies or business plans similar to ours or develop products which may be superior to ours or which may prove to be more popular. It is possible that new competitors will emerge and rapidly acquire market share. We cannot ensure that we will be able to compete successfully against future competitors or that the competitive pressures will not materially and adversely affect our business, operating results and financial condition.

If we lose any of our key management personnel or consultants, we may not be able to successfully manage our business or achieve our objectives.

Our future success depends in large part upon the leadership and performance of our management and consultants. The Company’s operations and business strategy are dependent upon the knowledge and business contacts of our executive officers and our consultants. Although, we hope to retain the services of our officers and consultants, if any of our officer or consultants should choose to leave us for any reason before we have hired additional personnel, our operations may suffer. If we should lose their services before we are able to engage and retain qualified employees and consultants to execute our business plan, we may not be able to continue to develop our business as quickly or efficiently.

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

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring an annual assessment by management of the effectiveness of a public company’s internal controls over financial reporting and an attestation report by the company’s independent auditors addressing this assessment, if applicable. As discussed in Item 15 “Controls and Procedures” based on a review of our internal controls over financial reporting, management concluded that our internal controls over financial reporting was not effective due to the existence of a material weakness relating to a lack of sufficient accounting records and underlying supporting detail as of December 31, 2019. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls. Management has since addressed this weakness and has implemented the necessary changes to have effective controls over financial reporting. For additional information, see Item 15 “Controls and Procedures.”

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

The market for software-based systems for mental health or treatments using psychedelics is a new and unproven market, and it is uncertain whether it will achieve and sustain demand and market adoption. Our success will depend to a substantial extent on the willingness of customers and healthcare professionals to use our systems, as well as on our ability to demonstrate the value of our software and products to customers and to develop new applications that provide value to customers and users. If customers and users do not perceive the benefits of our products, then our market may not develop at all, or it may develop more slowly than we expect, either of which could significantly adversely affect our operating results. In addition, we have limited insight into trends that might develop and affect our business. We might make errors in predicting and reacting to relevant business, legal and regulatory trends, which could harm our business. If any of these events occur, it could materially adversely affect our business, financial condition or results of operations.

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

If our security measures were to be breached or fail, our reputation could be severely damaged, adversely affecting customer or investor confidence, customers may curtail their use of or stop using our products and our business may suffer. In addition, we could face litigation, damages for contract breach, penalties and regulatory actions for violations of HIPAA and other state and federal privacy and security regulations, significant costs for investigation, remediation and disclosure and for measures to prevent future occurrences. In addition, any potential security breach could result in increased costs associated with liability for stolen assets or information, repairing system damage that may have been caused by such breaches, incentives offered to customers or other business partners in an effort to maintain the business relationships after a breach and implementing measures to prevent future occurrences, including organizational changes, deploying additional personnel and protection technologies, training employees and engaging third-party experts and consultants. While we maintain insurance covering certain security and privacy damages and claim expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and in any event, insurance coverage would not address the reputational damage that could result from a security incident.

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

As our trials are primarily based in Canada and we seek to operate our business on a global scale, we are exposed to the effects of fluctuations in currency exchange rates. We incur certain operating expenses in Canadian dollars. Fluctuations in the exchange rates between the U.S. dollar and the Canadian dollar could result in the dollar equivalent of such expenses being higher. This could have a negative impact on our reported results of operations. Although we may in the future decide to undertake foreign exchange hedging transactions to cover a portion of our foreign currency exchange exposure, we currently do not hedge our exposure to foreign currency exchange risks.

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

Our future U.S. operations and arrangements with healthcare providers, physicians and third-party payors may expose us to broadly applicable fraud and abuse and other federal and state healthcare laws and regulations. These laws may constrain the business and/or financial arrangements and relationships through which we market, sell and distribute our products. Potentially applicable U.S. laws include:

●	the federal Anti-Kickback Statute, which prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring, ordering, leasing, purchasing or arranging for, or recommending the ordering, purchasing or leasing of, items or services payable by Medicare, Medicaid or any other federal healthcare program;

●	federal false claims laws and civil monetary penalty laws, including the False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other government healthcare programs that are false or fraudulent, or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

●	HIPAA, which imposes federal criminal and civil liability for executing, or attempting to execute, a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and its implementing regulations, also imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information; and

●	analogous state laws and regulations, such as state anti-kickback and false claims laws, which may be broader in scope and apply to referrals and items or services reimbursed by any third-party payers, including commercial insurers, many of which differ from each other in significant ways and often are not preempted by federal law, thus complicating compliance efforts.

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

We are unable to predict the impact of COVID-19 on our company.

Our diagnostic and treatment tools, MegaTeam and Ninja Reflex, are currently used in hospitals and other medical settings. Because of strain on hospitals and their resources by treatment of patients with COVID-19, hospitals and other facilities are canceling or postponing non-emergency treatments which may include the use of our tools for the treatment of ADHD and related illnesses. Additionally, people are generally avoiding medical facilities except in emergency situations and therefore would not be seeking to utilize our tools in such a setting. While we do not expect this trend to continue indefinitely, its duration and impact cannot be quantified at this time and may negatively impact our business as it is related to MegaTeam and Ninja Reflex.

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

We effected a reverse split of our common stock on a 100 for 1 basis effective as of May 29, 2019, to cure the bid price deficiency; however, we have not yet made reapplication to the OTCQB Venture Market.

The share consolidation may decrease the liquidity of our common shares.

At the special meeting of our shareholders held on May 6, 2019, our shareholders approved a resolution authorizing the amendment of our articles to consolidate our issued and outstanding common shares in up to three consecutive share consolidations to occur at any time as determined by our board of directors, within one calendar year of the date of the special meeting, provided that the first consolidation, the second consolidation, and the third consolidation shall collectively effect a consolidation on a basis of between (i) two pre-consolidation shares to one post-consolidation share, and (ii) 200 pre-consolidation shares to one post-consolidation share. On May 13, 2019, we determined a share consolidation ratio of 100 pre-consolidation shares to one post-consolidation share, that was effective as of May 29, 2019. The liquidity of our common shares may be affected adversely by the share consolidation given the reduced number of shares that are outstanding following the share consolidation. In addition, the share consolidation will increase the number of shareholders who own odd lots (less than 100 shares) of our common shares, creating the potential for such shareholders to experience an increase in the cost of selling their shares and greater difficulty effecting such sales.

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

A majority of our assets are presently located outside of the United States. In addition, some of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for an investor to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada would recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. There is even uncertainty as to whether the Canadian courts would have jurisdiction to hear original actions brought in Canada against us or our directors and officers predicated upon the securities laws of the United States or any state thereof.

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

The Sarbanes-Oxley Act of 2002, as well as rule changes proposed and enacted by the SEC, the New York Stock Exchange, the NYSE American and NASDAQ, as a result of Sarbanes-Oxley Act of 2002, require the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and the securities markets and apply to securities which are listed on those exchanges. Because we will not be seeking to be listed on any of the exchanges, we will not be presently required to comply with many of the corporate governance provisions.

The concentration of the capital stock ownership with our insiders enable their exercise of significant control over our corporate governance and affairs which may result in their taking actions with which other shareholders do not agree and may limit the ability of other shareholders to influence corporate matters.

As of May 1, 2020, approximately 46.7% of our outstanding common shares was controlled by our officers, directors, beneficial owners of 10% or more of our securities and their respective affiliates. These shareholders, if they act together, may be able to exercise significant influence over the outcome of all corporate actions requiring approval of our shareholders, including the election of directors and approval of significant corporate transactions, which may result in corporate action with which other shareholders do not agree. This concentration of ownership may also have the effect of delaying or preventing a change in control which might be in other shareholders’ best interest but which might negatively affect the market price of our common shares.

Our authorized capital consists of an unlimited number of shares of one class designated as common shares. We may, in the future, issue additional common shares, which would reduce investors’ percent of ownership and may dilute our share value.

Our Articles of Incorporation authorizes the issuance of an unlimited number of our common shares, no par value, of which 25,413,919 shares are currently issued and outstanding. The future issuance of common shares may result in substantial dilution in the percentage of our common shares held by our then existing shareholders. We may value any common shares issued in the future on an arbitrary basis. The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors and may have an adverse effect on any trading market of our common shares.

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

Our principal office is located at 18851 NE 29th Ave, suite 700, Aventura, FL 33180and our telephone number is (954) 233-3511.

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

Sale of Ehave Connect Assets

On March 22, 2019, we entered into an Asset Purchase Agreement with ZYUS Life Sciences Inc. (“ZYUS”), pursuant to which we sold to ZYUS all of our property and assets, including intellectual property, relating to our business relating to our technology stack, data models, user interface flows, application programming interfaces and all existing builds to the health informatics Ehave Connect platform, which includes but is not limited to the input, tracking and extraction of clinical data, but excluding intellectual property in certain patient outcome reporting applications, clinical games, clinical patient data, facts related to patient assessments and personal property (the “Asset Sale”). The Ehave Connect platform contains components specifically designed to be used by medical cannabis patients to efficiently gather and verify patient-reported outcomes and experiences, evaluate treatment progress, enhance patient engagement and improve data modeling.

In connection with the Agreement, ZYUS (i) paid us a total purchase price of CAD $1.2 million (US$895,122) in cash, CAD $260,000 (US$193,943) of which was provided to us upon execution of a non-binding term sheet and CAD $100,000 (US$74,594) of which was provided to us on April 30, 2019, pursuant to an advance, and (ii) issued to us at closing 361,011 common shares of ZYUS (the “Consideration Shares”). ZYUS has a security interest in the Consideration Shares in support of any indemnity claims by ZYUS pursuant to the Agreement until the second anniversary of the closing date.

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

In addition, we agreed to enter into a non-competition agreement with ZYUS, pursuant to which we agree not to, for a period of four years from the date of the non-competition agreement, within Canada and the United States, conduct business or have any financial or other interest in any business that is the same as or substantially similar to or is competitive with the business of a healthcare software development company for stakeholders in health sectors related to plant-based therapeutics. The non-competition agreement also includes a confidentiality provision that prohibits us from using the confidential information relating to the assets acquired in the Asset Sale for its own benefit or for the benefit of others.

The foregoing descriptions of the Agreement, the security agreement and the non-competition agreement are qualified in their entirety by reference to the full text of the Agreement, a form of the security agreement and a form of the non-competition agreement, a copy of which is attached to our Annual Report on Form 20-F as Exhibits 4.60, 4.61 and 4.62 filed on May 15, 2019.

On May 22, 2019, the Asset Sale closed. Pursuant to the Purchase Agreement, at closing, the Company received from ZYUS (i) CAD$840,000 in cash (the remaining portion of the total cash purchase price of CAD $1.2 million), of which CAD $260,000 had been provided to us upon execution of a non-binding term sheet and CAD$100,000 had been provided to us on April 30, 2019, pursuant to an advance, and (ii) 361,011 common shares of ZYUS, priced at CAD$5.54 per share.

On the closing date, pursuant to the Purchase Agreement, the Company executed (i) a six month lock-up agreement restricting the resale of the Consideration Shares if ZYUS completes an initial public offering or going public transaction; (ii) a security agreement granting ZYUS a security interest in the Consideration Shares in support of any indemnity claims by ZYUS pursuant to the Purchase Agreement until the second anniversary of the closing date; and (iii) a non-competition agreement with ZYUS, pursuant to which we agreed not to, for a period of four years from the date of the non-competition agreement, within Canada and the United States, conduct business or have any financial or other interest in any business that is the same as or substantially similar to or is competitive with the business of a healthcare software development company for stakeholders in health sectors related to plant-based therapeutics. The non-competition agreement also includes a confidentiality provision that prohibits the Company from using confidential information relating to the assets acquired in the Asset Sale for its own benefit or for the benefit of others.

In connection with the closing of the Asset Sale, the Company terminated certain collaboration and services agreements with certain third-party partners.

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

Share Consolidation

At the special meeting of our shareholders held on May 6, 2019, our shareholders approved a resolution authorizing the amendment of our articles to consolidate our issued and outstanding common shares in up to three consecutive share consolidations to occur at any time as determined by our board of directors, within one calendar year of the date of the special meeting, provided that the first consolidation, the second consolidation, and the third consolidation shall collectively effect a consolidation on a basis of between (i) two pre-consolidation shares to one post-consolidation share, and (ii) 200 pre-consolidation shares to one post-consolidation share. On May 13, 2019, we determined a share consolidation ratio of 100 pre-consolidation shares to one post-consolidation share, which was effective as of May 29, 2019.

Removal of our Common shares from the OTCQB Venture Market to Pink Open Market

On April 30, 2019, our common shares were removed from the OTCQB Venture Market to the Pink Open Market because we were unable to cure our bid price deficiency. The OTCQB Venture Market requires a minimum bid price of $0.01. Broker-dealers often decline to trade in over-the-counter stocks that are quoted on the OTC Pink tier given the market for such securities are often limited, the stocks are more volatile, and the risk to investors is greater. The share consolidation effective as of May 29, 2019, did cure the bid price deficiency; however, the expected increase in the price of our common shares from the share consolidation may not be maintained, and there can be no assurance that the market price of our common shares following the share consolidation will remain above the minimum bid price requirement to restore or maintain eligibility for quotation of our common shares on OTCQB Venture Market. As of the date of this report we have not made a new application for our common shares to be quoted on the OTCQB Venture Market.

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

On January 31, 2018, the Company entered into a secured convertible debenture agreement (the “Secured Debentures”) for total proceeds of $1,218,620 (CAD$1,500,000), issued in two installments. The Secured Debentures are secured against certain of our assets. Under the terms of the Secured Debentures, the principal amount and accrued interest is convertible into common shares of the Company at a conversion price equal to 75% the issue price of common shares under a qualified offering. The conversion of the Secured Debentures is at the option of the holder. At the time of conversion, the holder will also receive an equal amount of common share purchase warrants with an exercise price equal to the issue price. The Secured Debentures are due on July 31, 2018 and bear interest at 10% per annum. The initial installment of the Secured Debentures was issued on January 31, 2018 for proceeds of $609,310 (CAD$750,000). On March 19, 2018, the final instalment of $573,307 (CAD$750,000) was received. The Secured Debentures are secured against the general assets and intellectual property of the Company. On February 27, 2019, we entered into an agreement to convert the note into 1,268,274,936 common shares of the Company.

On January 31, 2018, promissory notes with an aggregate principal amount of $311,967 (CAD$384,000) outstanding at December 31, 2017 were exchanged for unsecured convertible debentures (the “Unsecured Debentures”). From January 1, 2018 to January 31, 2018, the Company issued an additional $20,098 (CAD$25,000) Unsecured Debentures for total proceeds of $332,065 (CAD$409,000). On March 19, 2018, an installment of the Unsecured Debentures in the amount of $382,263 (CAD$500,000) was received. Under the terms of the Unsecured Debentures, the principal amount and accrued interest is convertible into common shares of the Company at a conversion price equal to 75% the issue price of common shares under a qualified offering. The conversion of the Unsecured Debentures is at the option of the holder. At the time of conversion, the holder will also receive 120% of the amount of the common shares issued of common share purchase warrants with an exercise price equal to the issue price. The Unsecured Debentures are due on July 31, 2018 and bear interest at 10% per annum. On February 27, 2019, we entered into an agreement to convert the note into 276,809,884 common shares of the Company.

On September 27, 2018, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $85,756 (CAD$111,110), including $11,110 of original issue discount. On February 27, 2019, promissory notes with an aggregate principal amount of $85,756 (CAD$111,110) were exchanged for unsecured debentures for a bridge loan. On February 28, 2019, we entered into an agreement to convert the note into 54,203,662 common shares of the Company.

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

On January 21, 2019, we issued a senior secured promissory note in the aggregate principal amount of $263,192 (CAD$350,000). The secured promissory note is secured against certain of our assets, including all development tax credits that the Company has applied for and receives. The loan is due on May 21, 2020 and bears and interest rate at 20.07% per annum.

On January 28, 2019, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $85,756 (CAD$125,000), including $18,841(CAD$25,000) of original issue discount.

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

On March 26, 2019, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $98,351 (CAD$131,683), including $23,663 (CAD$31,683) of original issue discount.

On January 10, 2020 we issued a convertible promissory note in the principal amount of $27,500 including $2,500 of original issue discount.

On January 14, 2020 we issued a convertible promissory note in the principal amount of $55,000 including $5,000 of original issue discount.

On January 15, 2020 we issued a convertible promissory note in the principal amount of $27,500 including $2,500 of original issue discount.

On January 17, 2020 we issued a convertible promissory note in the principal amount of $180,000 including $18,000 of original issue discount.

On January 23, 2020 we issued convertible promissory notes in the aggregate principal amount of $38,500 including $3,500 of original issue discount.

On January 31, 2020 we issued a convertible promissory note in the principal amount of $16,500 including $1,500 of original issue discount.

On February 5, 2020 we issued a convertible promissory note in the principal amount of $11,000 including $1,000 of original issue discount.

On February 7, 2020 we issued a convertible promissory note in the principal amount of $11,000 including $1,000 of original issue discount.

On February 19, 2020 we issued a convertible promissory note in the principal amount of $165,000 including $15,000 of original issue discount.

On February 20, 2020 we issued a convertible promissory note in the principal amount of $27,500 including $2,500 of original issue discount.

On February 24, 2020 we issued a convertible promissory note in the principal amount of $11,000 including $1,000 of original issue discount.

On February 25, 2020 we issued a convertible promissory note in the principal amount of $27,500 including $2,500 of original issue discount.

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

On February 3, 2017, we entered into a Strategic Relationship Agreement (the “MedReleaf Agreement”) with MedReleaf Corp. (“MedReleaf”), pursuant to which we and MedReleaf agreed to develop a branded MedReleaf app to advance the study and therapeutic use of medical cannabis. In connection with the MedReleaf Agreement, MedReleaf made an investment of $100,000 into the Company in the form of a convertible note and was granted an option to invest $200,000 into our TSX-V common stock public offering.

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

MegaTeam is currently available on the Apple iOS App Store and Google Play.

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

The sale of the Ehave Connect Platform was completed on May 22, 2019.

Third Party Content

We believe that it is critical to partner across the mental healthcare community, and we have secured partnerships with industry leaders.

Partnership with MedReleaf

On February 3, 2017, we entered into the MedReleaf Agreement with MedReleaf, pursuant to which we and MedReleaf agreed to develop a branded MedReleaf App to advance the study and therapeutic use of medical cannabis. MedReleaf is Canada’s premium licensed producer and distributor of medical cannabis. The objective of the partnership with MedReleaf is to validate and optimize the use of MedReleaf’s medical cannabis products as therapeutic treatments for various health conditions. We and MedReleaf monitor every step of the medical cannabis treatment life cycle, collect diagnosis data and intake assessments, run validated psychological assessments to monitor treatment response, manage patient treatment plans, and objectively analyze patient outcomes. This agreement was transferred to Zyus as part of the asset sale.

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

The Hospital for Sick Children

In December 2011, we entered into a collaboration with Toronto’s Hospital for Sick Children to identify the clinical needs, design and processes required to create clinical grade toolsets. In addition to specific tools, we have developed a content delivery and patient data platform, known as Resource Knowledge Information Access that enables content to be deployed, monitored, analyzed and accessed remotely by clinicians and patients. These tools were used during randomized control studies of the MegaTeam game and will be used in future trials with the Hospital for Sick Children.

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

Business Strategy

Ehave, Inc. is a provider of digital therapeutics delivering evidence-based therapeutic interventions to patients. Our primary focus is on improving the standard care in therapeutics to prevent or treat brain disorders or diseases through the use of digital therapeutics, psychedelics, independently or together, with medications, devices, and other therapies to optimize patient care and health outcomes meeting privacy and HIPAA & GDPR Compliant. Our main product is the Ehave Dashboard which is a mental health informatics platform that allows clinicians to make objective and intelligent decisions through data insight using Blockchain technology. The Ehave dashboard offers Offline Encrypted Digital Records Empowering Healthcare providers and patients and it’s a powerful machine learning and artificial intelligence platform using artificial intelligence to extract deep insights from audio, video and text to improve research with a growing set of advanced tools and applications developed by Ehave and its leading partners. This empowers patients, healthcare providers, and payers to address a wide range of conditions through high quality, safe, and effective data-driven involvement with intelligent and accessible tools.

Our business strategy is to develop and MegaTeam and Ninja Reflex in an effective and timely manner and gain access to additional technologies at a time and in a manner that we believe is best for our development. We intend to achieve our business strategy by focusing on these key areas:

●	Development of the Ehave Dashboard, an extensible platform upon which powerful, condition-specific applications can be designed, built, clinically validated, and deployed

●	expanding MegaTeam and Ninja Reflex with additional game titles, and participate in further clinical studies with Hospital for Sick Children on the CHILD-BRIGHT network, which is a Canadian research network that aims to improve the lives of children with brain-based development disabilities we are a partner to and provider of in-kind services and support);

●	forming strategic alliances with publishers of psychological assessments, at a time and in a manner where such alliances may complement and expand our research and development efforts on the product and provide sales and marketing capabilities;

●	developing relationships with pharmaceutical and insurance companies that could be instrumental in deploying our technology to drug development and treatment monitoring; and

●	developing relationships with companies that could be instrumental in assisting us to access other innovative therapeutics.

●	develop a Multi-Tier Global Partnership with MyLifeID that will allow individuals to carry their health and mental health records with them at all times. This partnership allows individuals to store their health and mental health history on the MyLifeID Pocket Cloud™, which will be able to be accessed by medical providers through Ehave’s dashboard.

●	plans to utilize its mental health informatics platform to optimize patient care and health outcomes in conjunction with Psilocybin therapy for mental health. Ehave plans to advance Psilocybin therapy research and commercialization through its wholly-owned subsidiary, Mycotopia Therapy.

●	plans to close the acquisition of PsychedeliTech; PsychedeliTech a subsidiary of Israel Cannabis Ltd. that produces the Psytech conference worldwide and provides a platform for scientists, business and investors to collaborate in the advancement of the use of psychedelics in medicine.

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

●	HIPAA, as amended by HITECH, established comprehensive requirements related to the privacy, security, and transmission of individually identifiable health information. It governs patient privacy practices of healthcare providers, health plans, and healthcare clearinghouses (or “covered entities”), as well as their respective business associates to the extent that they perform services for or on behalf of the covered entities that involve the use or disclosure of protected health information. HIPAA also mandates notification in the event of a breach and regulates standardization of data content, codes and formats used in healthcare transactions. Covered entities and business associates may be subject to significant civil and criminal penalties, as well as enforcement by state attorneys general, for violations of HIPAA or its implementing regulations.

●	HIPAA also imposes federal criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters.

●	The federal Anti-Kickback Statute which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order, or recommendation of, an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs.

●	The federal Civil False Claims Act imposes liability on any person or entity, which, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The “qui tam” or “whistleblower” provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government, alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery.

●	The federal Civil Monetary Penalties Law prohibits, among other things, the offering or transfer of remuneration to a Medicare or state health care program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state health care program, unless an exception applies.

●	Analogous state fraud and abuse laws and regulations, such as state anti-kickback and false claims laws, may apply to items or services reimbursed under Medicaid, other state programs, or, in some states, private third-party payors. In addition, many U.S. states have enacted patient confidentiality laws that protect against the disclosure of confidential medical information, and many states have adopted or are considering adopting further legislation in this area, including privacy safeguards, security standards, and data security breach notification requirements. These state laws, which may be even more stringent than the HIPAA requirements, many of which differ from each other in significant ways and are often not preempted by the federal requirements.

FDA’s Medical Device Regulation

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

Class 1 medical devices are deemed to pose the lowest risk to the patient. Accordingly, Class 1 medical devices are subject to the lowest degree of regulatory scrutiny and need only comply with the FDA’s General Controls. The General Controls include compliance with the registration, listing, adverse event reporting requirements, and applicable portions of the Quality Systems Regulation, or QSR, as well as the general misbranding and adulteration prohibitions. Unless specifically exempted in the regulations, general controls require a company that intends to market a Class 1 medical device, like us, to gain clearance for marketing through the 510(k) process. Many Class 1 medical devices, however, are exempt from 510(k) clearance because the level of risk is low.

Class 2 medical devices are considered higher risk devices than Class I medical devices. Class 2 medical devices are subject to General Controls as well as additional Special Controls. Special Controls may include labeling requirements, mandatory performance standards, and post market surveillance. Generally, companies that intend to market Class 2 medical devices, like us, must comply with applicable regulations and submit a 510(k) premarket submission for review to receive clearance to list and market their medical devices. The 510(k) must establish substantial equivalence to a predicate medical device. Some Class 2 medical devices are exempt from filing a 510(k) but in some instances, Class II medical devices may be required to file a Premarket Approval, or PMA, application.

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

510(k) Clearance Pathway

If required to obtain 510(k) clearance for our Ehave MegaTeam games or any other computerized cognitive assessment aid products in the future, such products may be classified as medical devices and we would may be required to submit a premarket notification demonstrating that the proposed medical device is substantially equivalent to a previously cleared 510(k) device. FDA’s 510(k) clearance pathway usually takes from three to twelve months. On average the review time is approximately six months, but it can take significantly longer than twelve months in some instances, as the FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence.

After a medical device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, require a PMA. The FDA requires each manufacturer to determine whether the proposed change requires submission of a new 510(k) notice, or a premarket approval, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or premarket approval is obtained. If the FDA requires us to seek 510(k) clearance or premarket approval for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain this clearance or approval. Also, in these circumstances, we may be subject to significant regulatory fines or penalties. We have made and plan to continue to make additional product enhancements to products that we believe do not require new 510(k) clearances, but we cannot guarantee that the future enhancements, should they occur, will be exempt from new 510(k) clearances.

De Novo Reclassification

If we decide to market, advertise or sell our Ehave MegaTeam games or any other any other computerized cognitive assessment aid products in the future, such products may not have a suitable predicate medical device to be cleared as a 510(k) medical device. If the FDA finds that there is no suitable predicate medical device, it will automatically be considered our Ehave MegaTeam games or any other computerized cognitive assessment aid products that we apply for clearance to market, advertise or sell in the future a Class III medical device. However, in instances where a medical device is novel and there is no suitable predicate device, but that medical device is deemed to be of low to moderate risk, the FDA may reclassify the device to Class I or Class II via de novo reclassification petition pathway. This process involves the submission of a de novo reclassification petition, and the FDA’s acceptance that “special controls” are adequate to ensure the product’s performance and safety.

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

Premarket Approval Pathway

A PMA application must be submitted if a medical device cannot be cleared through the 510(k) process or by de novo reclassification petition. The PMA application process is generally more costly and time consuming than the 510(k) process. A PMA application must be supported by extensive data including, but not limited to, analytical, preclinical, clinical trials, manufacturing, statutory preapproval inspections, and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the medical device for its intended use.

After a PMA application is sufficiently complete, the FDA will accept the application and begin an in-depth review of the submitted information. By statute, the FDA has 180 days to review the “accepted application,” although, generally, review of the application can take between one and three years, but it may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the medical device. The preapproval inspections conducted by the FDA include an evaluation of the manufacturing facility to ensure compliance with the QSR, as well as inspections of the clinical trial sites by the Bioresearch Monitoring group to evaluate compliance with good clinical practice and human subject protections. New premarket approval applications or premarket approval application supplements are required for modifications that affect the safety or effectiveness of the medical device, including, for example, certain types of modifications to the medical device’s indication for use, manufacturing process, labeling and design. Significant changes to an approved PMA require a 180-day supplement, whereas less substantive changes may utilize a 30-day notice, or the 135-day supplement. PMA supplements often require submission of the same type of information as a PMA application, except that the supplement is limited to information needed to support any changes from the medical device covered by the original PMA application, and may not require as extensive clinical data or the convening of an advisory panel. None of our products are currently approved under a premarket approval and we do not believe that we will ever have a product that requires a PMA.

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

We have not registered any patents in respect of Megateam and NinjaReflex ; however we maintain our proprietary server architecture and mobile applications as trade secrets. We have registered the trade name “Ehave, Inc.” and own the domain “ehave.com.”

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

Seasonality of Business

Our results of operations have not been materially impacted by seasonality.

C.	Organizational Structure

The following is a list of our principal subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F:

Name	Place of Formation	Relationship
Mycotopia Therapies, Inc.	Florida, USA	Wholly Owned Subsidiary

D.	Property, Plants and Equipment

We currently reimburse our CEO for office space that he has under lease. Our lease expense is $2,500 per month. We do not own or lease any other office space, manufacturing facilities or equipment and do not have any current plans to construct or acquire any facilities.

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

Recapitalization

In February 2019, we entered into agreements with holders of $2.8 million of promissory notes and debentures to exchange such notes and debentures for common shares. In February 2019, we also issued shares of Ehave common stock in return for the cancelation of 4,383,333 Ehave warrants and the cancellation of 8,051,791 Ehave stock options. As a result of the recapitalization described above, all then outstanding promissory notes, warrants and certain options were exchanged for common shares.

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

Financial Overview

Our operations have been funded, to date, primarily through the sale of our common shares in a public offering and series of private placements of convertible notes and warrants. From our inception through December 31, 2019, we have raised an aggregate of approximately $4,744,103 to fund our operations, of which approximately $366,455 was from our public offering in June 2016, and approximately $4,377,648 was from the issuance of convertible notes and warrants. In addition, we received additional aggregate investments of $598,100 from promissory notes that closed in during the first quarter of 2020.

Operating Losses

Since our inception, we have incurred significant operating losses. Our net losses were $3,637,368 and $5,588,334 for the year ended December 31, 2019 and 2018, respectively. As of December 31, 2019, we had an accumulated deficit of $16,214,826. We expect to continue to incur significant expenses and operating losses over the next several years. Our net losses may fluctuate significantly from quarter to quarter and from year to year. We anticipate that our expenses will increase significantly as we plan to continue development and commercialization of MegaTeam and NinjaReflex products as well as to engage in continuing research and development related to products and services.

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

Years Ended December 31, 2019, and December 31, 2018

Revenues

We have no revenue from continuing operations for the year ended December 31, 2019 and the year ended December 31, 2018.

Operating Expenses

Our total operating expenses, excluding discontinued operations, for the year ended December 31, 2019 was $411,019 compared to $761,936 in 2018, a decrease of $350,917. The decrease in operating expenses is primarily due to the change in the company’s operations. The operating expenses, excluding discontinued operations for the year ended December 31, 2019, consisted of rent of $12,630, professional fees of $250,355, insurance expenses of $39,837, software development of $32,300, and other general and administrative expenses of $75,898. The operating expenses, excluding discontinued operations for the year ended December 31, 2018, consisted of salaries of $294,222, rent of $46,348, professional fees of $209,255, insurance expenses of $29,831, travel expenses of $11,932, software development of $90,060, communications of $139,172 and general and administrative expenses of $381,740 and tax credits of $440,624.

	For the years ended December 31,
	2019	2018
	$	$
Operating Expenses, excluding discontinued operations
Salaries	-	294,222
Rent	12,629	46,348
Professional fees	250,355	209,255
Insurance	39,837	29,831
Travel	-	11,932
Communications	-	139,172
Software development	32,300	90,060
Other general and administrative	75,898	381,740
Tax credits	-	(440,624)
Total operating expenses from continuing operations	411,019	761,936

Warrant expense	-	3,454,400
Interest , bank charges and financing fees	172,334	405,201
Foreign exchange gain (loss)	1,099	-
Net loss from continuing operations	(584,452)	(4,621,537)

Loss from discontinued operations	(3,701,024)	(966,797)
Gain on sale of intangible assets, net	648,108	-
Net loss from discontinued operations	(3,052,916)	(966,797)
Total Net Loss	(3,637,368)	(5,588,334)

Salaries

	For the years ended December 31,
	2019	2018	Increase	%
	$	$	(decrease)	Change

From continuing operations	-	294,222	(294,222)	(100)
From discontinued operations	276,746	909,607	(632,861)	(70)
Total	276,746	1,203,829	(927,083)	(77)

The decrease in salaries is primarily attributable to the decrease in the number of employees with no employees as at June 1, 2019.

Professional Fees

	For the years ended December 31,
	2019	2018	Increase	%
	$	$	(decrease)	Change

From continuing operations	250,355	209,255	(41,100)	(19)
From discontinued operations	-	-	-
Total	250,355	209,255	(41,100)	(19)

The increase in professional fees is primarily attributable to the increase in the use of outside consultants.

Communications

	For the years ended December 31,
	2019	2018	Increase	%
	$	$	(decrease)	Change

From continuing operations	-	139,172	(139,172)	(100)
From discontinued operations	32,740	-	32,740	100
Total	32,740	139,172	(106,432)	(325)

The decrease in communications is primarily attributable to fewer news releases and targeted investor outreach.

Software Development

	For the years ended December 31,
	2019	2018	Increase	%
	$	$	(decrease)	Change

From continuing operations	32,300	90,060	(57,760)	(64)
From discontinued operations	-	22,144	(22,144)	(100)
Total	32,300	112,204	(79,904)	(247)

The decrease in software development expenses is due to the sale of Ehave Connect and minimal development on the MegaTeam and Ninja Reflex game applications.

Warrant Expense

For the years ended December 31,
2019	2018	Increase	%
$	$	(decrease)	Change

-	3,454,400	(3,454,400)	(100)

The decrease in warrant expense is due to no warrants issued in 2019.

Net Loss

Net loss for the year ended December 31, 2019, was $3,637,368 as compared to a net loss of $5,588,334 in 2018.

B.	Liquidity and Capital Resources

Through December 31, 2019, we have incurred an accumulated deficit of $16,214,826, primarily as a result of expenses incurred through a combination of development and commercialization activities related to our products and general and administrative expenses supporting those activities, as well as a net loss of $3,637,368 and negative operating cash flows. Our total cash and cash equivalents balance as of December 31, 2019 was $17,530. At December 31, 2019, we had working capital deficit of $2,497,764. We anticipate that we will continue to incur losses and negative cash flows from operations, and that such losses will increase over the next several years due to development costs associated with our Ehave Dashboard, MegaTeam, and Ninja Reflex products, until our products reach commercial profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, based on our current projections, we may not have sufficient resources to fund operations through the third quarter of 2020. Therefore, there is substantial doubt about our ability to continue as a going concern.

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

We received approximately CAD$491,204 in grants in connection with our collaboration with the Hospital and CAD$225,000 from Canada-Israel Research and Development Foundation. In addition, we received aggregate gross proceeds of CAD$490,000 pursuant to our convertible loan and an aggregate of CAD$75,000 from the sale of equity securities in December 2014 and March 2015.

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

On January 31, 2018, we entered into a secured convertible debenture agreement (the “Secured Debentures”) for total proceeds of $1,218,620 (CAD$1,500,000), issued in two installments. The Secured Debentures were secured against the general assets and intellectual property of the Company. Under the terms of the Secured Debentures, the principal amount and accrued interest was convertible into our common shares at a conversion price equal to 75% the issue price of common shares under a qualified offering. The conversion of the Secured Debentures was at the option of the holder. At the time of conversion, the holder was to also receive an equal amount of common share purchase warrants with an exercise price equal to the issue price. The Secured Debentures were due on July 31, 2018 and bore interest at 10% per annum. The initial installment of the Secured Debentures was issued on January 31, 2018 for proceeds of $609,310 (CAD$750,000). On March 19, 2018, the final instalment of $573,307 (CAD$750,000) was received. On February 27, 2019, as part of the recapitalization, we entered into an agreement to convert the Secured Debentures and right to receive warrants into 1,268,274,936 common shares.

On January 31, 2018, certain promissory notes with an aggregate principal amount of $311,967 (CAD$384,000) outstanding at December 31, 2017 were exchanged for unsecured convertible debentures (the “Unsecured Debentures”). From January 1, 2018 to January 31, 2018, we issued an additional $20,098 (CAD$25,000) Unsecured Debentures for total proceeds of $332,065 (CAD$409,000). On March 19, 2018, an installment of the Unsecured Debentures in the amount of $382,263 (CAD$500,000) was received. Under the terms of the Unsecured Debentures, the principal amount and accrued interest was convertible into our common shares at a conversion price equal to 75% the issue price of common shares under a qualified offering. The conversion of the Unsecured Debentures was at the option of the holder. At the time of conversion, the holder was to also receive 120% of the amount of the common shares issued of common share purchase warrants with an exercise price equal to the issue price. The Unsecured Debentures were due on July 31, 2018 and bore interest at 10% per annum. On February 27, 2019, we entered into an agreement to convert the Unsecured Debentures and the right to receive warrants an into 276,809,884 common shares.

On September 27, 2018, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $85,756 (CAD$111,110), including $11,110 of original issue discount. On February 27, 2019, promissory notes with an aggregate principal amount of $85,756 (CAD$111,110) were exchanged for unsecured debentures for a bridge loan. On February 28, 2019, we entered into an agreement to convert the notes into 54,203,662 common shares.

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

On January 21, 2019, we issued a senior secured promissory note in the aggregate principal amount of $263,192 (CAD$350,000). The secured promissory note is secured against certain of our assets, including all development tax credits that the Company has applied for and receives. The loan is due on May 21, 2020 and bears and interest rate at 20.07% per annum.

On January 28, 2019, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $85,756 (CAD$125,000), including $18,841(CAD$25,000) of original issue discount.

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

On March 26, 2019, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $98,351 (CAD$131,683), including $23,663 (CAD$31,683) of original issue discount.

On January 10, 2020 we issued a convertible promissory note in the principal amount of $27,500 including $2,500 of original issue discount.

On January 14, 2020 we issued a convertible promissory note in the principal amount of $55,000 including $5,000 of original issue discount.

On January 15, 2020 we issued a convertible promissory note in the principal amount of $27,500 including $2,500 of original issue discount.

On January 17, 2020 we issued a convertible promissory note in the principal amount of $180,000 including $18,000 of original issue discount.

On January 23, 2020 we issued convertible promissory notes in the aggregate principal amount of $38,500 including $3,500 of original issue discount.

On January 31, 2020 we issued a convertible promissory note in the principal amount of $16,500 including $1,500 of original issue discount.

On February 5, 2020 we issued a convertible promissory note in the principal amount of $11,000 including $1,000 of original issue discount.

On February 7, 2020 we issued a convertible promissory note in the principal amount of $11,000 including $1,000 of original issue discount.

On February 19, 2020 we issued a convertible promissory note in the principal amount of $165,000 including $15,000 of original issue discount.

On February 20, 2020 we issued a convertible promissory note in the principal amount of $27,500 including $2,500 of original issue discount.

On February 24, 2020 we issued a convertible promissory note in the principal amount of $11,000 including $1,000 of original issue discount.

On February 25, 2020 we issued a convertible promissory note in the principal amount of $27,500 including $2,500 of original issue discount.

The proceeds from these private placements were used for general working capital purposes, particularly the development and marketing of the Ehave Connect platform and support of our trials of our games, MegaTeam and NinjaReflex.

On April 6, 2020, the Company entered into a license and development agreement to become an authorized independent reseller of the MyLifeID Pocket Cloud device for a term of three years.

On May 6, 2020, the Company entered into an exchange agreement in which Psychedelitech, Inc. (“PsyTech”). Upon consummation of the exchange agreement, PsyTech will become a wholly owned subsidiary of the Company. In accordance with the exchange, following the initial closing Ehave will hold 51% of the PsyTech common stock and PsyTech shareholders will hold 24% of the issued and outstanding Ehave common stock. The initial closing will take place upon the completion of certain customary closing conditions. The final closing will take place when the Company provides funding for the third and fourth PsyTech conferences in the amount up to $250,000, in the aggregate. Upon final closing, the Company will distribute 24,397,362 shares to the PsyTech shareholders who will then control 49% of the Company. The Company has agreed to issue additional earn out shares upon the achievement of certain milestones. The shares issuances are subject to adjustment to achieve certain allocations intended by the parties.

We earned total revenue of $0 and $610,596 during the years ended December 31, 2019 and 2018, respectively, for providing services pursuant to contracts we entered into with MedReleaf and credits related to applications submitted for Ontario Interactive Digital Media Tax Credits.

The proceeds from these private placements were used for general working capital purposes, particularly the development and marketing of our platform, Ehave Connect, which was sold to Zyus Corp. on May 22, 2019 (See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Sale of Ehave Connect Asset”).

Operating Activities

Net cash used in operating activities decreased to $881,364 for the year ended December 31, 2019, from $1,422,077 for the year ended December 31, 2018. The decrease of $540,713 in net cash used in the year ended December 31, 2019 was primarily due to changes operating expenses as described above under “–A. Operating Results—Operating Expenses.”

Investing Activities

Net cash provided by investing activities increased to $648,108 for the year ended December 31, 2019, from $0 for the year ended December 31, 2018. The increase net cash provided in the year ended December 31, 2018, was primarily due to the sale of intangible assets, specifically the Ehave Connect platform.

Financing Activities

Net cash provided by financing activities decreased to $270,018 for the year ended December 31, 2019, from $1,897,982 for the year ended December 31, 2018. The decrease of $1,627,964 in net cash provided by financing activities in the year ended December 31, 2019 was primarily due to the decreased financing activity during the year.

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

Excluding discontinued operations, we spent $32,300 and $90,060 on software development in 2019 and 2018, respectively. These amounts were spent on the development or improvement of our technologies and products, including salary paid to our employees engaged in research and development activities. See the disclosure in “Item 4. Information on the Company—B. Business Overview” for further information on the Company’s research and development policies.

D.	Trend Information

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of development activity being undertaken at any one time and the availability of funding from investors and prospective strategic partners. See discussion in Parts A and B of Item 5: “Operating and Financial Review and Prospects” for a description of the trend information relevant to us. Except as disclosed elsewhere in our annual report, we know of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

We have the following contractual obligations as of December 31, 2019:

Contractual Obligations	Payments Due by Period
	Total $	Less than 1 year $	2-3 years $	4-5 years $	After 5 years $
Capital lease obligations	-	-	-	-	-
Operating lease (1)	-	-	-	-	-
Purchase obligations	-	-	-	-	-
Other long term obligations	-	-	-	-	-
Total contractual obligations	-	-	-	-	-

Note:

(1)	Our operating leases are comprised of our office leases and exclude our portion of operating costs. Our office lease was terminated in June 2019.

We expect to fund our capital expenditure requirements and commitments with existing working capital.

G.	Safe Harbor

We seek safe harbor for our forward-looking statements contained in Items 5.E and F. See “Cautionary Note Regarding Forward-Looking Statements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the names, ages and positions of our current board members and executive officers:

Name	Age	Position with the Company	Director of the Company Since
Ben Kaplan	47	President, Chief Executive Officer	June 24, 2019
Binyomin Posen	27	Chairman of the Board, Director	August 21, 2018
Zeke Kaplan	34	Director	August 21, 2018

The business address of our officers and directors is c/o Ehave, Inc., 18851 NE 29th Ave, suite 700, Aventura, FL 33180.

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

Biographies

Benjamin Kaplan, CEO

Mr. Kaplan is an entrepreneur and an investor in companies both public and private, with a focus on international growth and potential for global presence. He has owned and operated several businesses throughout his career and has been investing and guiding companies for more than 20 years.

Binyomin Posen, Chairman of the Board, Director

Mr. Posen is a Senior Analyst at Plaza Capital Limited, where he focuses on corporate finance, capital markets and helping companies to go public. After three and a half years of studies overseas, he returned to complete his baccalaureate degree in Toronto. Upon graduating (on the Dean’s List) he began his career as an analyst at a Toronto boutique investment bank where his role consisted of raising funds for IPOs and RTOs, business development for portfolio companies and client relations. He is currently director and senior officer at Agau Resources Inc. and director of Senternet Phi Gamma Inc. and director and senior officer at Jiminex Inc.

Zeke Kaplan, Director

Mr. Kaplan is an entrepreneur committed to sustainability and creativity in the Construction and Real Estate industries. Mr. Kaplan is also active in the technology and cannabis industries. He earned a First Class Honors degree from McGill University and holds numerous construction accreditations including being licensed by the City of Toronto.

B.	Compensation

Directors

In the year ended December 31, 2019, each director who was not an officer was not paid a fee or other compensation related to their directorship. In the year ended December 31, 2018, each director who is not a salaried employee of the Company earned a fee of $33,000, which has not been paid.

Directors, annually, may elect to take up to 100% of their respective annual retainer in either options or restricted share awards.

Officers

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to our officers in 2019. Our officers are paid fees in Canadian dollars. These amounts are presented in U.S. dollars and have been converted at the average rate of exchange for 2019 ($1.00 = CAD$1.3267).

Name and principal position	Year	Salary $	Share- based awards $ (1)	Option- based awards $ (1)	Bonus $	All other compensation $		Total compensation $
Benjamin Kaplan, CEO (2)	2019	90,000

Prateek Dwivedi	2019	122,484	2,494,425
Former Chief Executive	2018	300,912	N/A	92,770	150,456	N/A		544,138
Officer	2017	304,572	N/A	2,672	N/A	N/A		307,244
(2)	2016	25,853	N/A	73,435	N/A	N/A		99,288

Scott Woodrow	2018	-	N/A	N/A	N/A	-		-
Former President and Chief Executive Officer, Former Chief Financial Officer and VP of Corporate and Business Development, Former Director	2017	-	N/A	N/A	N/A	116,238	(3)	116,238
(2)	2016	236,525	N/A	N/A	N/A	N/A		236,525

David Goyette	2019	100,500	501,036	19,8712	38,579	N/A		302,700
Former Chief Technology Officer	2018	154,309	N/A	109,812	38,579	N/A		302,700
	2017	154,214	N/A	137,086	N/A	N/A		291,300
	2016	13,315	N/A	N/A	N/A	N/A		13,315

Notes:

(1)	The value of share and option based awards are based on the grant date assumptions as disclosed in Note 7 “Stock Based Compensation” in our 2019 audited financial statements.
(2)	On December 1, 2016, Mr. Woodrow resigned as President and Chief Executive Officer and Mr. Dwivedi was appointed President and Chief Executive Officer. From October 2011 through April 2018, Scott served as the Company’s Chief Financial Officer, and from July 31, 2018 through April 2018, Scott served as the Company’s VP Corporate and Business Development. Mr. Woodrow served as a director of the Company from October 31, 2011, through February 15, 2019. Mr. Dwivedi resigned all positions with the Company on May 31, 2019 and Mr. Kaplan was appointed as CEO on June 24, 2019.
(3)	Consulting fees paid to NView Management Inc. pursuant to the Services Agreement with the Company, dated January 15, 2017. Scott Woodrow is the president of the NView Management Inc.and provided services as Vice President Corporate and Business Development.

Narrative Discussion

We have entered into a consulting agreement with the following Executive Officers (each an “Consulting Agreement”). Pursuant to the terms of the Consulting Agreements, the salary for the year 2019 and 2018 are:

Name and principal position	Year	Salary $(1)
Mr. Benjamin Kaplan	2019	90,000
Chief Executive Officer

(1)	Mr. Kaplan’s salary has been accrued and not paid during 2019.

Benjamin Kaplan

The Company and Mr. Kaplan entered into a CEO Consulting Agreement for a period of 24 months and sets Mr. Kaplan’s first year cash compensation at $15,000 per month, grants Mr. Kaplan a number of common shares equal to 5% of the issued and outstanding shares as at the contract date, and up to an additional 5% of equity upon a “significant transaction” as defined in the Agreement. This summary is limited by and is subject to the terms of the Agreement that is attached hereto as an Exhibit.

Prateek Dwivedi

Pursuant to the Employment Agreement with Prateek Dwivedi, dated July 25, 2016, we appointed Mr. Dwivedi as our chief executive officer, his employment to begin upon our achievement of the closure of a financing round in $500,000. Mr. Dwivedi began serving as our president and chief executive officer as of December 1, 2016. On February 27, 2019, we entered into an agreement with Mr. Dwivedi to amend his employment agreement to cancel his Adjustment Equity Award, cancel his 7,327,376 outstanding options, and cancel his termination without cause provisions in exchange for 2,536,550 (253,654,987 pre-split) common shares of the company, which constitutes 10% of the issued and outstanding common shares in the capital of the Company as of the date of the agreement. Mr. Dwivedi resigned effective May 31, 2019. He released the Company from certain sections of his employment agreement. The shares were issued to Mr. Dwivedi.

David Goyette

On October 24, 2016, we entered into the Employment Agreement with David Goyette as our chief technology officer, his employment to begin upon our achievement of the closure of a financing round in CAD$500,000. Mr. Goyette began serving as our chief technology officer as of December 1, 2016. On February 27, 2019, we entered into an agreement with Mr. Goyette to amend his employment agreement to cancel his outstanding options, and cancel his notice period in exchange for 50,730,997 common shares of the Company, which constitute 2% of the issued and outstanding common shares in the capital of the Company as of the date of the agreement. Mr. Goyette resigned May 31, 2019.

Dianne Parsons

On April 28, 2018, we entered into a Services Agreement with Dianne Parsons, C.P.A., pursuant to which, as a contractor, she will initially provide services as controller and chief financial officer of the Company. The initial term of her engagement will continue until June 30, 2019, unless terminated by either the Company or Dianne upon one month prior notice. Dianne Parsons resigned as the Company’s Chief Financial Officer in May of 2019. In addition, the Company may immediately terminate the Services Agreement, with no other obligations, upon default by Dianne in the performance of any of her obligations under the Services Agreement. For the term of the Services Agreement, the Company agreed to pay Dianne CAD$60 per hour for controller activities and CAD$105 per hour for chief financial officer activities.

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

Audit Committee

Our audit committee consists of Mr. Posen and Mr. Kaplan. Mr. Posen serves as chairman of the audit committee. The audit committee ensures that the Company’s management has designed and implemented an effective system of internal financial controls, assesses the integrity of the financial statements and related financial disclosure of the Company, and reviews the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Additionally, the committee monitors and reports on the independence and performance of the Company’s independent auditors.

D.	Employees

The following table sets out the number of our employees at the end of each of the last three fiscal years by activity. All employees are located in Canada.

Activity	2019	2018	2017
Research and development	-	4	5
Operating	-	2	2
Total	-	6	7

E.	Share Ownership

The following table sets forth certain information as of April 15, 2019, regarding the beneficial ownership of our common shares by each of our directors and all of our executive officers and directors as a group.

	Number of common shares beneficially owned (1)		% of Outstanding common shares (2)
Directors and Executive Officers
Scott Woodrow	1,267,594	(3)	4.99%
Prateek Dwivedi	2,536,54,99		9.99%
David Goyette	507,760		1.998%
Binyomin Posen	-		-
Zeke Kaplan	-		-
Ben Kaplan (4)	-		-
All officers and directors as a group (6 persons):	429,073,117		16.97%

Notes:

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 2,541,383,906 common shares issued and outstanding on April 15, 2019.

(3)	Mr. Woodrow resigned from the board on February 15, 2019. Includes 13,973,623 common shares beneficially owned by 2110345 Ontario Inc. and NView Management Inc. over which Mr. Woodrow has sole voting and dispositive power.

(4)	Ben Kaplan was appointed CEO on June 24, 2019. He is entitled to a 5% equity interest in the Company as a signing bonus that has not yet been issued.

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

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Rocfrim, Inc. (1)(2)	2,137,389	8.4%

Anthony Heller (3)	11,743,800	46.2%

Sruli Weinreb (3)	11,743,800	46.2%

Wannigan Partners(4)	1,522,606	5.99%

(1)	Includes (i) 6,973 shares held by Rocpart Inc. (“Rocpart”) over which Mr. Kaplan, as President of Rocpart has sole voting and dispositive power and (ii) 5,476,772 shares held by Rocfrim over which Mr. Kaplan has sole voting and dispositive power.
(2)	Jesse Kaplan, President of Rocfrim has sole voting and dispositive power over shares held by Rocfrim.
(3)	Includes 286,220,455 common shares directly held by Plazacorp Investments Limited and 868,770,917 common shares held directly by KW Capital Partners Ltd. Anthony Heller is the sole owner of Plazacorp Investments Limited. Anthony Heller and Sruli Weinreb share voting and dispositive power over shares held by Plazacorp Investments Limited and may be deemed to beneficially own the securities held by Plazacorp Investments Limited. KW Capital Partners Ltd. is wholly-owned by Helmsquire Holdings Limited. Anthony Heller is the sole owner of Helmsquire Holdings Limited. Anthony Heller and Sruli Weinreb share voting and dispositive power over shares held by KW Capital Partners Ltd. and may be deemed to beneficially own the securities held by KW Capital Partners Ltd.

(4)	Scott Coleman, Vice President of Wannigan Partners has sole voting and dispositive power over shares held by Wannigan Partners

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

B.	Related Party Transactions

Other than the transactions described below, since January 1, 2019, we entered into related party transactions as follows:

●	We have entered into consulting contracts with each of our officers (see Item 6).
●	On January 31, 2018, the Company entered into a secured convertible debenture agreement (the “Secured Debentures”) for total proceeds of $1,218,620 (CAD$1,500,000), issued in two installments. On February 27, 2019, we entered into an agreement to convert the note into 1,268,274,936 common shares of the Company. Binyomin Posen and Zeke Kaplan, directors of the Company, have personal and business relations with some of the lenders.

●	On January 31, 2018, promissory notes with an aggregate principal amount of $311,967 (CAD$384,000) outstanding at December 31, 2017 were exchanged for unsecured convertible debentures (the “Unsecured Debentures”). On February 27, 2019, we entered into an agreement to convert the note into 276,809,884 common shares of the Company. Binyomin Posen and Zeke Kaplan, directors of the Company, have personal and business relations with some of the lenders.
●	On September 27, 2018, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $85,756 (CAD$111,110), including $11,110 of original issue discount. On February 27, 2019, promissory notes with an aggregate principal amount of $85,756 (CAD$111,110) were exchanged for unsecured debentures for a bridge loan. On February 28, 2019, we entered into an agreement to convert the note into 54,203,662 common shares of the Company. Binyomin Posen and Zeke Kaplan, directors of the Company, have personal and business relations with some of the lenders.
●	On January 28, 2019, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $85,756 (CAD$125,000), including $18,841(CAD$25,000) of original issue discount. Binyomin Posen and Zeke Kaplan, directors of the Company, have personal and business relations with some of the lenders.
●	On February 27, 2019, we entered into agreements to exchange $400,000 in fees for 126,837,838 common shares of the Company. Binyomin Posen and Zeke Kaplan, directors of the Company, have personal and business relations with one of the vendors who exchanged fees.
●	On March 26, 2019, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $98,351 (CAD$131,683), including $23,663 (CAD$31,683) of original issue discount. Binyomin Posen and Zeke Kaplan, directors of the Company, have personal and business relations with some of the lenders.
●	On October 30, 2018, we entered in an agreement with CHT, for the use of Ehave Connect whereby CHT will acquire the exclusive rights to Ehave Connect for use in companion animals. Scott Woodrow, a former director and former executive officer of the Company, is the President and a minority shareholder of CHT. On April 18, 2019, we and CHT agreed that upon closing of the Asset Sale, the CHT Agreement shall be terminated, and we, as consideration, within ten business days following the date of the closing of the Asset Sale, shall pay CHT, in cash, up to CAD$242,000, provided that the agreement to terminate the CHT Agreement and our obligation to pay CHT shall no longer be effective if the closing of the Asset Sale does not occur on or prior to June 30, 2019 (See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Sale of Ehave Connect Asset”).

C.	Interests of Experts and Counsel

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

Except as otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since December 31, 2019.

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

The share consolidation, was effective as of May 29, 2019; however, the expected increase in the price of our common shares from the share consolidation may not be maintained, and there can be no assurance that the market price of our common shares following the share consolidation will remain above the minimum bid price requirement to restore or maintain eligibility for quotation of our common shares on OTCQB Venture Market. We have not made an application to OTCQB as of the date of this report

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

Other Provisions of Articles and By-laws

There are no provisions in the Articles or By-laws:

●	delaying or prohibiting a change in control of our company that operate only with respect to a merger, acquisition or corporate restructuring;

●	discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares;

●	requiring disclosure of share ownership; or

●	governing changes in capital, where such provisions are more stringent than those required by law.

C.	Material Contracts

We have employment contracts with our chief executive officer as summarized in Item 6B.

On March 22, 2019, we entered into an Asset Purchase Agreement with Zyus Life Sciences Inc., pursuant to which the Company sold to Zyus all of the Company’s intellectual property and license, marketing, and development agreements relating to its health informatics Ehave Connect platform. See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Sale of Ehave Connect Asset”)

On February 27, 2019, we entered into an agreement to cancel 2,250,000 compensation warrants that had anti-rachet and anti-dilution provisions for 328,111 post-split (or 32,811,191 pre-split) common shares of the Company.

On February 27, 2019, the Company issued 317,095 shares of common stock in exchange for services fair valued at $158,547 to KW Capital Partners Ltd.

On February 27, 2019, the Company issued 475,642 shares of common stock in exchange for services fair valued at $237,821 to Bezalel Partners LLC.

On February 27, 2019, we entered an agreement with Mr. Dwivedi to amend his employment agreement to cancel his Adjustment Equity Award, cancel his outstanding options, and cancel his termination without cause provisions in exchange for 2,536,549 (253,654,987 pre-split) common shares of the company, which will constitute 10% of the issued and outstanding common shares in the capital of the Company as of the date of the agreement.

On February 27, 2019, we entered into an agreement with Mr. Goyette to amend his employment agreement to cancel his outstanding options, and cancel his notice period in exchange for 507,309 (50,730,997 pre-split) common shares of the company, which will constitute 2% of the issued and outstanding common shares in the capital of the Company as of the date of the agreement.

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

On September 27, 2018, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $85,756 (CAD$111,110), including $11,110 of original issue discount. On February 27, 2019, promissory notes with an aggregate principal amount of $85,756 (CAD$111,110) were exchanged for unsecured debentures for a bridge loan. On February 28, 2019, we entered into an agreement to convert the note into 54,203,662 common shares of the Company.

On April 6, 2018, we signed an amendment to the lease of our office space in Oakville, Ontario, for a period of two years, commencing on May 1, 2018 and expiring on May 1, 2020. The total monthly payment under the sublease is $1,607, plus any applicable fees and taxes.

On January 31, 2018, the Company entered into a secured convertible debenture agreement (the “Secured Debentures”) for total proceeds of $1,218,620 (CAD$1,500,000), issued in two installments. The Secured Debentures are secured against certain of our assets. Under the terms of the Secured Debentures, the principal amount and accrued interest is convertible into common shares of the Company at a conversion price equal to 75% the issue price of common shares under a qualified offering. The conversion of the Secured Debentures is at the option of the holder. At the time of conversion, the holder will also receive an equal amount of common share purchase warrants with an exercise price equal to the issue price. The Secured Debentures are due on July 31, 2018 and bear interest at 10% per annum. The initial installment of the Secured Debentures was issued on January 31, 2018 for proceeds of $609,310 (CAD$750,000). On March 19, 2018, the final instalment of $573,307 (CAD$750,000) was received. The Secured Debentures are secured against the general assets and intellectual property of the Company. On February 27, 2019, we entered into an agreement to convert the note into 12,682,749 (1,268,274,936 pre-split) common shares of the Company.

On January 31, 2018, promissory notes with an aggregate principal amount of $311,967 (CAD$384,000) outstanding at December 31, 2017 were exchanged for unsecured convertible debentures (the “Unsecured Debentures”). From January 1, 2018 to January 31, 2018, the Company issued an additional $20,098 (CAD$25,000) Unsecured Debentures for total proceeds of $332,065 (CAD$409,000). On March 19, 2018, an installment of the Unsecured Debentures in the amount of $382,263 (CAD$500,000) was received. Under the terms of the Unsecured Debentures, the principal amount and accrued interest is convertible into common shares of the Company at a conversion price equal to 75% the issue price of common shares under a qualified offering. The conversion of the Unsecured Debentures is at the option of the holder. At the time of conversion, the holder will also receive 120% of the amount of the common shares issued of common share purchase warrants with an exercise price equal to the issue price. The Unsecured Debentures are due on July 31, 2018 and bear interest at 10% per annum. On February 27, 2019, we entered into an agreement to convert the note into 2,768,098 (276,809,884 pre-split) common shares of the Company.

On November 15, 2017, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $196,237. Lenders of the promissory notes were issued 21,333 (2,133,333 pre-split) common share warrants at an exercise price of $0.075 per share with an expiry date of November 16, 2022. On January 31, 2018 $148,745 of the promissory notes were repaid and $47,932 of the promissory notes were exchanged for Unsecured Debentures. On February 27, 2019, we entered into an agreement to cancel the warrants in exchange for 311,098 (31,109,865 pre-split) common shares of the Company.

On January 21, 2019, we issued a senior secured promissory note in the aggregate principal amount of $263,192 (CAD$350,000). The secured promissory note is secured against certain of our assets, including all development tax credits that the Company has applied for and receives. The loan is due on May 21, 2020 and bears and interest rate at 20.07% per annum.

On January 28, 2019, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $85,756 (CAD$125,000), including $18,841(CAD$25,000) of original issue discount.

On February 27, 2019, the Company granted 475,642 shares of common stock to Scott Woodrow, a related party and former Director of the Company, in connection with the letter agreements. On September 24, 2018, the Company entered into a letter agreement (the “Letter Agreement”) in which the Company and Scott Woodrow agreed to convert the outstanding convertible debentures and cancel the outstanding warrants.

On February 27, 2019, the Company issued 317,095 shares of common stock in exchange for services fair valued at $158,547 to KW Capital Partners Ltd. .

On February 27, 2019, the Company issued 475,642 shares of common stock in exchange for services fair valued at $[ ]237,821 to Bezalel Partners LLC.

On February 27, 2019, we entered into agreements to cancel options, cancel option anti-dilution clauses, and cancel employee severance liabilities in exchange for 3,044,370 (304,437,002 pre-split) common shares of the company

On February 27, 2019, we entered into an agreement to cancel 2,250,000 compensation warrants that had anti-rachet and anti-dilution provisions for 328,111 (32,811,191 pre-split) common shares of the Company.

On March 26, 2019, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $98,351 (CAD$131,683), including $23,663 (CAD$31,683) of original issue discount.

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

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of common shares are made.

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

Mycotopia Therapies, Inc. , a subsidiary of the Company, was formed in the State of Florida on December 23, 2019

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

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2018, based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal controls over financial reporting were not effective due to the existence of a material weakness as it relates to a lack of sufficient segregation of duties with qualified accounting personnel to ensure financial statements are prepared timely and in accordance with applicable professional standards. as of December 31, 2018. Management has since addressed this weakness and has implemented the necessary changes to have effective controls by engaging an independent outside accounting consulting firm to assist with the preparation of its financial statements and regulatory filings.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee is comprised of Mr. Posen and Mr. Kaplan Our Board has determined that Mr. Posen is an audit committee financial expert. Mr. Posen is independent either under the Rule 5605(d)(2) of the NASDAQ Capital Market and Rule 10A-3 of the Exchange Act.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and Services

During the financial years ended December 31, 2019, and 2018, Turner Stone and Company, L.L.P. received the following fees:

	2019	2018
Item	$	$
Audit fees	42,500	47,500
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	42,500	47,500

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

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

None.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

Not applicable.

ITEM 18 FINANCIAL STATEMENTS

The financial statements appear on pages F-1 through F-17.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this annual report:

Exhibit Number	Description

1.1	Articles of Incorporation (1)
1.2	Articles of Amendment to the Articles of Incorporation dated November 30, 2011 (2)
1.3	Articles of Amendment to the Articles of Incorporation dated May 13, 2015 (3)
1.4	Articles of Amendment to the Articles of Incorporation dated June 26, 2015 (4)
1.5	Articles of Amendment to the Articles of Incorporation dated November 4, 2015 (5)
1.6	Articles of Amendment to the Articles of Incorporation dated May 28, 2019 (5A)
1.7	Bylaws No. 2 (6)
4.1	Form of Convertible Loan Agreement (7)

4.2	Securities Purchase Agreement, dated July 7, 2015, between the Company and the purchasers identified therein (8)
4.3	Form of Secured Convertible Note, dated July 7, 2015 (9)
4.4	Form of Common Stock Purchase Warrant, dated July 7, 2015 (10)
4.5	Form of Lock Up Agreement (11)
4.6	License Agreement, dated April 24, 2015, between the Company and The Governing Counsel of the University of Toronto (12)
4.7	Form of Subscription Agreement (13)
4.8	Office Suite License and Services Agreement, effective November 1, 2015, between iQ Univeristy LP and the Company (14)
4.9	Form of Warrant sold in the registered public offering (15)
4.10	Services Agreement, dated February 1, 2016 with Artimetrix Software Inc. (16)
4.11	Consulting Agreement, dated August 3, 2015 with 8121346 Canada Inc. (17)
4.12	Amendment to Consulting Agreement, dated February 1, 2016 with 8121346 Canada Inc. (18)
4.13	Master Services Agreement, dated December 8, 2015 with Blog Inc LLC (dba Cress & Company) (19)
4.14	Executive Employment Agreement, dated July 25, 2016, between the Company and its President and CEO, Prateek Dwivedi (20)
4.15	Executive Employment Agreement, dated December 1, 2016, between the Company and its Chief Technology Officer, David Goyette (21)
4.16	Offer to Sublease, dated January 30, 2017, between the Company and Home Trust Company (22)
4.17	API Integration & Distribution Agreement dated December 13, 2016 between the Company and MHS (23)
4.18	Letter of Agreement, dated November 1, 2017, between the Company and Tiberend Strategic Advisors, Inc. (24)
4.19	Stock Option Plan, approved on January 12, 2017, at the Annual and Special Meeting of Shareholders (25)
4.20	Note and Warrant Purchase Agreement, dated as of November 14, 2016 (26)
4.21	Form of Convertible Promissory Note (27)
4.22	Strategic Relationship Agreement, dated as of February 3, 2017, between the Company and MedReleaf Corp. (28)
4.23	Amendment to API Integration & Distribution Agreement, dated as of May 4, 2017, between the Company and MHS (29)
4.24	Form of Promissory Note (30)
4.25	Form of Investor Letter (31)
4.26	Form of Promissory Note with Warrants (32)
4.27	Form of Secured Subscription Agreement for Units (33)
4.28	Form of Compensation Option to Purchase Common Shares (34)
4.29	Form of Senior Secured Convertible Debenture (35)
4.30	Form of Warrant to Purchase Common Shares (36)
4.31	Form of Unsecured Subscription Agreement for Units (Premium) (37)
4.32	Form of Unsecured Subscription Agreement for Units (Regular) (38)
4.33	Form of Unsecured Convertible Debenture (39)
4.34	Agreement, dated March 1, 2018, between the Company and Revive Therapeutics Ltd. (40)
4.35	Agreement, dated March 5, 2018, between the Company and Aequus Pharmaceuticals Inc. (41)
4.36	Services Agreement, dated January 15, 2017, between the Company and NView Management Inc. (42)
4.37	Services Agreement, dated April 23, 2018, between the Company and Dianne Parsons, C.P.A. (43)
4.38	Lease, dated April 6, 2018, between the Company and Lisgar Development Limited (44)
4.39	Form of Note Conversion Agreement (Premium, 2018 Notes)(45)
4.40	Form of Note Conversion Agreement (Regular, 2016 Notes)(46)
4.41	Form of Note Conversion Agreement (Regular, 2018 Notes)(47)
4.42	Form of Promissory Note dated September 27, 2018 (48)
4.43	Form of Promissory Note dated September 27, 2018 (49)
4.44	Agreement, dated October 30, 2018, between the Company and Companion Healthcare Technologies. (50)
4.45	Form of Promissory Note dated November 29, 2018 (51)
4.46	Form of Promissory Note dated October 31, 2018 (52)
4.47	Loan Agreement dated January 1, 2019 (53)

4.48	Form of Promissory Note dated January 28, 2019 (54)
4.49	Form of Promissory Note dated January 28, 2019 (55)
4.50	Form of Warrant Cancellation (56)
4.51	Memorandum of Understanding, dated February 27, 2019, between the Company and David Goyette, Chief Technology Officer (57)
4.52	Memorandum of Understanding, dated February 27, 2019, between the Company and Prateek Dwivedi, Chief Executive Officer (58)
4.53	Form of Bridge Loan Agreement (59)
4.54	Form of Bridge Loan Note (60)
4.55	Agreement, dated February 27, 2019, between the Company and Bezalel Partners LLC (61)
4.56	Agreement, dated February 27, 2019, between the Company and KW Capital Partners Ltd (62)
4.57	Agreement, dated February 27, 2019, between the Company and Scott Woodrow (63)
4.58	Form of Note Conversion - Bridge Loan Note (64)
4.59	Form of Promissory Note dated March 26, 2019 (65)
4.60	Asset Purchase Agreement, dated March 22, 2019, between Ehave, Inc. and ZYUS Life Sciences Inc. (66)
4.61	Form of Security Agreement, to be entered into between Ehave, Inc. and ZYUS Life Sciences Inc. (67)
4.62	Form of Non-Competition Agreement, to be entered into between Ehave, Inc. and ZYUS Life Sciences Inc. (68)
4.63	Minutes of Settlement, dated April 18, 2019, between Ehave, Inc. and Companion Healthcare Technologies (69)
4.64	Executive Consulting Agreement dated June 24, 2019 between the Company and Ben Kaplan (70)
12.1*	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certificate of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*Filed herewith

+ To be filed by amendment

(1)	Incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(2)	Incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(3)	Incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(4)	Incorporated by reference to Exhibit 3.4 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(5)	Incorporated by reference to Exhibit 3.6 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(5A)	Incorporated by reference to Exhibit 3.1 to the Company’s Report on Form 6-k filed with the SEC on May 24, 2019
(6)	Incorporated by reference to Exhibit 3.5 to the Form 6-K filed with the SEC on January 12, 2017.
(7)	Incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 24, 2015.
(8)	Incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 24, 2015.
(9)	Incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 24, 2015.
(10)	Incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 24, 2015.
(11)	Incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 24, 2015.
(12)	Incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(13)	Incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-1/A filed with the SEC on December 18, 2015.

(14)	Incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(15)	Incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-1/A filed with the SEC on December 18, 2015.
(16)	Incorporated by reference to Exhibit 10.24 to the Company’s Registration Statement on Form F-1/A filed with the SEC on March 11, 2016.
(17)	Incorporated by reference to Exhibit 10.25 to the Company’s Registration Statement on Form F-1/A filed with the SEC on March 11, 2016.
(18)	Incorporated by reference to Exhibit 10.26 to the Company’s Registration Statement on Form F-1/A filed with the SEC on March 11, 2016.
(19)	Incorporated by reference to Exhibit 10.27 to the Company’s Registration Statement on Form F-1/A filed with the SEC on March 11, 2016.
(20)	Incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2017.
(21)	Incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2017.
(22)	Incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2017.
(23)	Incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2017.
(24)	Incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2017.
(25)	Incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2017.
(26)	Incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the SEC on November 23, 2016.
(27)	Incorporated by reference to Exhibit 99.2 to the Form 6-K filed with the SEC on November 23, 2016.
(28)	Incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed with the SEC on August 16, 2018.
(29)	Incorporated by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed with the SEC on August 16, 2018.
(30)	Incorporated by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F filed with the SEC on August 16, 2018.
(31)	Incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed with the SEC on August 16, 2018.
(32)	Incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F filed with the SEC on August 16, 2018.
(33)	Incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed with the SEC on August 16, 2018.
(34)	Incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F filed with the SEC on August 16, 2018.
(35)	Incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F filed with the SEC on August 16, 2018.
(36)	Incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F filed with the SEC on August 16, 2018.
(37)	Incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F filed with the SEC on August 16, 2018.
(38)	Incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F filed with the SEC on August 16, 2018.
(39)	Incorporated by reference to Exhibit 4.33 to the Company’s Annual Report on Form 20-F filed with the SEC on August 16, 2018.
(40)	Incorporated by reference to Exhibit 4.34 to the Company’s Annual Report on Form 20-F filed with the SEC on August 16, 2018.
(41)	Incorporated by reference to Exhibit 4.35 to the Company’s Annual Report on Form 20-F filed with the SEC on August 16, 2018.
(42)	Incorporated by reference to Exhibit 4.36 to the Company’s Annual Report on Form 20-F filed with the SEC on August 16, 2018.
(43)	Incorporated by reference to Exhibit 4.37 to the Company’s Annual Report on Form 20-F filed with the SEC on August 16, 2018.
(44)	Incorporated by reference to Exhibit 4.38 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.

(45)	Incorporated by reference to Exhibit 4.39 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(46)	Incorporated by reference to Exhibit 4.40 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(47)	Incorporated by reference to Exhibit 4.41 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(48)	Incorporated by reference to Exhibit 4.42 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(49)	Incorporated by reference to Exhibit 4.43 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(50)	Incorporated by reference to Exhibit 4.44 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(51)	Incorporated by reference to Exhibit 4.45 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(52)	Incorporated by reference to Exhibit 4.46 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(53)	Incorporated by reference to Exhibit 4.47 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(54)	Incorporated by reference to Exhibit 4.48 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(55)	Incorporated by reference to Exhibit 4.49 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(56)	Incorporated by reference to Exhibit 4.50 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(57)	Incorporated by reference to Exhibit 4.51 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(58)	Incorporated by reference to Exhibit 4.52 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(59)	Incorporated by reference to Exhibit 4.53 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(60)	Incorporated by reference to Exhibit 4.54 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(61)	Incorporated by reference to Exhibit 4.55 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(62)	Incorporated by reference to Exhibit 4.56 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(63)	Incorporated by reference to Exhibit 4.57 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(64)	Incorporated by reference to Exhibit 4.58 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(65)	Incorporated by reference to Exhibit 4.59 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(66)	Incorporated by reference to Exhibit 4.60 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(67)	Incorporated by reference to Exhibit 4.61 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(68)	Incorporated by reference to Exhibit 4.62 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(69)	Incorporated by reference to Exhibit 4.63 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(70)	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on July 22, 2019

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 12, 2020

EHAVE, INC.

/s/ Ben Kaplan
Ben Kaplan
Chief Executive Officer and Principal Accounting Officer

INDEX TO

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of EHAVE, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of EHAVE, Inc. (the “Company”) as of December 31, 2019 and 2018 and the related consolidated statements of operations and other comprehensive income (loss), changes in stockholders’ deficit and cash flows for each of the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered continuing losses and negative cash flows from operations, has negative working capital and accumulated deficit and negative stockholders’ equity, all of which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Dallas, Texas

June 12, 2020

We have served as the Company’s auditor since 2015.

EHAVE, INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

	December 31,
	2019	2018

ASSETS

CURRENT ASSETS:
Cash	$17,530	$11,222
Prepaid expenses	7,804	-
Refundable taxes	30,831	9,754
Total current assets	56,165	20,976

Other receivables	440,572	439,258

TOTAL ASSETS	$496,737	$460,234

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable	$521,432	$438,358
Taxes payables	6,541	299,241
Other payables	311,927	182,365
Promissory notes	270,018	137,143
Current portion of convertible notes	142,352	2,672,768
Derivative liability	1,250,584	-
Accrued interest on convertible notes	51,075	298,884
Unearned revenue	-	-
Total current liabilities	2,553,929	4,028,759

Development grant	173,583	164,908
TOTAL LIABILITIES	2,727,512	4,193,667

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ DEFICIT:
Common stock, no par value, unlimited shares authorized, 25,413,919 and 751,028 issued and outstanding as of December 31, 2019 and 2018, respectively	7,503,984	1,544,904
Additional paid in capital	6,338,430	6,999,942
Accumulated deficit	(16,214,826)	(12,577,458)
Accumulated other comprehensive income	141,637	299,179

TOTAL STOCKHOLDERS’ DEFICIT	(2,230,775)	(3,733,433)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$496,737	$460,234

The accompanying notes are an integral part of these consolidated financial statements.

EHAVE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)

(Expressed in U.S. Dollars)

	Years Ended December 31,
	2019	2018

Operating expenses from continuing operations
General and administrative expenses	411,019	761,936

Total operating expenses	411,019	761,936

OPERATING LOSS	(411,019)	(761,936)

Other expenses from continuing operations
Warrant expense	-	3,454,400
Interest, bank charges and financing fees	172,334	405,201
Foreign exchange gain (loss)	1,099	-
Total other expenses from continuing operations	173,433	3,859,601
Net loss from continuing operations	(584,452)	(4,621,537)

Loss from discontinued operations	(3,701,024)	(966,797)
Gain on sale of intangible assets, net	648,108	-
Net loss from discontinued operations	(3,052,916)	(966,797)

Total Net Loss	(3,637,368)	(5,588,334)

Other comprehensive loss
Foreign exchange translation adjustment	(157,541)	(207,178)
Total other comprehensive income loss	(157,541)	(207,178)

Comprehensive income (loss)	(3,794,909)	(5,381,156)

AMOUNTS ATTRIBUTABLE TO COMMON STOCKHOLDERS
Loss from continuing operations	$(741,993)	$(4,414,359)
Loss from discontinued operations	(3,052,916)	(966,797)
COMPREHENSIVE NET LOSS	$(3,794,909)	$(5,381,156)

LOSS PER SHARE FROM CONTINUING OPERATIONS:
Basic	$(0.03)	$(5.88)
Diluted	$(0.03)	$(5.88)
EARNINGS (LOSS) PER SHARE FROM DISCONTINUED OPERATIONS:
Basic	$(0.14)	$(1.29)
Diluted	$(0.14)	$(1.29)
NET LOSS PER SHARE:
Basic	$(0.18)	$(7.17)
Diluted	$(0.18)	$(7.17)
WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	21,454,189	751,028
Diluted	21,454,189	751,028

The accompanying notes are an integral part of these consolidated financial statements.

EHAVE, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

(Expressed in U.S. Dollars)

					Accumulated
			Additional		Other
	Common Stock		Paid-in	Accumulated	Comprehensive
	Shares	Amount	Capital	(Deficit)	Income	Total

Balances, January 1, 2018	713,120	$1,419,544	$3,468,314	$(6,989,124)	92,000	$(2,009,266)
Stock options	-	-	202,588	-	-	202,588
Issuance of common stock for cash	37,988	125,360	(125,360)	-	-	-
Warrants	-	-	3,454,400	-	-	3,454,400
Foreign exchange translation	-	-	-	-	207,178	207,178
Net Loss	-	-	-	(5,588,334)	-	(5,588,334)
Balance, December 31, 2018	751,108	1,544,904	6,999,942	(12,577,458)	299,178	(3,733,434)
Stock based compensation	4,263,840	2,131,920	19,871	-	-	2,151,791
Stock issued in exchange for vested options	48,399	681,383	(681,383)	-	-	-
Share issuance upon Exchange Agreement	20,350,573	3,145,777	-	-	-	3,145,777
Foreign exchange translation	-	-	-	-	(157,541)	(157,541)
Net Loss	-	-	-	(3,637,368)	-	(3,637,368)
Balance, December 31, 2019	25,413,919	$7,503,984	$6,338,430	$(16,214,826)	141,637	$(2,230,775)

The accompanying notes are an integral part of these consolidated financial statements.

EHAVE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Expressed in U.S. Dollars)

	Years Ended December 31,
	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,637,368)	$(5,588,334)
Loss from discontinued operations	3,052,916	966,797
Loss from continuing operations	(584,452)	(4,621,537)
Adjustments to reconcile net loss to net cash used in operating activities:
Warrant expense	-	3,454,400
Changes in operating assets and liabilities:
Other receivables	(1,314)	-
Prepaid expenses and other assets	(7,804)	(14,051)
Accounts payable and accrued expenses	(80,062)	410,207
Accrued interest on convertible notes	111,994	225,722
Unearned revenue	-	(91,515)
Refundable taxes receivable	(21,077)	(21,094)

NET CASH USED IN OPERATING ACTIVITIES - CONTINUING OPERATIONS	(582,715)	(657,868)
NET CASH USED IN OPERATING ACTIVITIES - DISCONTINUED OPERATIONS	(298,649)	(764,209)
NET CASH USED IN OPERATING ACTIVITIES	(881,363)	(1,422,077)

CASH FLOWS FROM INVESTING ACTIVITIES:
NET CASH PROVIDED BY INVESTING ACTIVITIES - CONTINUING OPERATIONS	648,108	-
NET CASH PROVIDED BY INVESTING ACTIVITIES - DISCONTINUED OPERATIONS	648,108	-
NET CASH PROVIDED BY INVESTING ACTIVITIES

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from promissory notes	545,018	-
Other receivables	-	428,552
Proceeds from convertible notes	-	1,653,883
Repayments from promissory notes	(275,000)	(59,094)
Share issuance (repurchase)	-	(125,359)

NET CASH PROVIDED BY FINANCING ACTIVITIES - CONTINUING OPERATIONS	270,018	1,897,982
NET CASH PROVIDED BY FINANCING ACTIVITIES - DISCONTINUED OPERATIONS	-	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	270,018	1,897,982

Effect of exchange rate on cash	(30,455)	(468,354)

Net increase (decrease) in cash	6,308	7,551

Cash, beginning of period	11,222	3,671
Cash, end of period	$17,530	$11,222

SUPPLEMENTAL CASH FLOW INFORMATION:
Accrued Interest converted to common	$300,362	$-
Debt converted to common stock	$2,845,414	$-

The accompanying notes are an integral part of these consolidated financial statements.

EHAVE, INC.

NOTES TO FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

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

The COVID-19 outbreak, which surfaced in Wuhan, China in December 2019 and which was subsequently declared a pandemic by the World Health Organization in March 2020, has had a pronounced effect on the domestic and global economies. The Company’s business has been materially adversely impacted by the recent COVID-19 outbreak and may continue to be materially adversely impacted in the future. The extent of the impact of COVID-19 on the Company’s business, financial results, liquidity and cash flows will depend largely on future developments, including new information that may emerge concerning the severity and action taken to contain or prevent further spread within the U.S. and the related impact on consumer confidence and spending, all of which are highly uncertain and cannot be predicted.

B. Basis of Presentation and principles of consolidation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States and are expressed in U.S. dollars. The Company’s functional currency is Canadian dollars. The Company’s fiscal year-end is December 31. The consolidated financial statements include the amounts of the Company and its wholly owned subsidiary, Mycotopia Therapies, Inc. All inter-company accounts and transaction have been eliminated in consolidation. Certain reclassifications have been made to the prior period condensed consolidated financial statements to conform to the current period presentation.

The Company qualifies as an “emerging growth company” as defined in Section 101 of the Jumpstart our Business Startups Act (“JOBS Act”) as the Company does not have more than $1,070,000,000 in annual gross revenue and did not have such amount as of December 31, 2019, its last fiscal year. The Company has elected to take advantage of the extended transition period provided in Section 102(b)(1) of the JOBS Act for complying with new or revised accounting standards.

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

EHAVE, INC.

NOTES TO FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

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

The Company has made applications for Ontario Interactive Digital Media Tax Credits (“OIDMTC”). Judgment is required in the determination of qualifying expenses. The final determination of qualifying expenses is not known until acceptance by tax authorities. The Company’s credits have been reflected in the financial statements. (See Note. 5 “Other Receivables”)

Net Loss per Common Share, basic

The Company has adopted Accounting Standards Codification (“ASC”) subtopic 260-10, Earnings Per Share (“ASC 260-10”) specifying the computation, presentation and disclosure requirements of earnings per share (EPS) information. Basic earnings (loss) per share includes no dilution and is computed by dividing net income or loss by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution of securities that could share in the earnings or losses of the entity. At December 31, 2018, the Company had outstanding options to purchase 8,625,192 common shares and warrants to purchase 56,046,184 common shares. These options and warrants were canceled during 2019. They are excluded from EPS calculations because their effect is anti-dilutive.

Recent Pronouncements

During the years ended December 31, 2019 and 2018 there were several new accounting pronouncements issued by the Financial Accounting Standards Board (FASB). Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s financial statements.

New standards and interpretations

In March 2016, the FASB issued ASU 2016-02, Leases, which supersedes ASC Topic 840, Leases, and sets forth the principles for the recognition, measurement, presentation, and disclosure of leases for both lessees and lessors. ASU 2016- 02 requires lessees to classify leases as either finance or operating leases and to record on the balance sheet a right-of-use asset and a lease liability, equal to the present value of the remaining lease payments, for all leases with a term greater than 12 months regardless of the lease classification. The lease classification will determine whether the lease expense is recognized based on an effective interest rate method or a straight-line basis over the term of the lease. ASU 2016-02 is effective for use beginning January 1, 2019 and adopted. Entities are required to use a modified retrospective transition method for existing leases. The Company has no significant lease commitments and has determined there is no impact from this guidance on our financial statements.

EHAVE, INC.

NOTES TO FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

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

Through December 31, 2019, we have incurred an accumulated deficit of $16,214,826, primarily as a result of expenses incurred through a combination of development and commercialization activities related to our products and general and administrative expenses supporting those activities, as well as a net loss of $3,637,368 and negative operating cash flows. Our total cash and cash equivalents balance as of December 31, 2019 was $17,530. At December 31, 2019, we had a working capital deficit of $2,497,764. We anticipate that we will continue to incur losses and negative cash flows from operations, and that such losses will increase over the next several years due to development costs associated with our MegaTeam and Ninja Reflex products, until our products reach commercial profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, we may not have sufficient resources to fund operations through the third quarter of 2020. Therefore, there is substantial doubt about our ability to continue as a going concern.

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

4. SALE OF INTANGIBLE ASSETS AND DISCONTINUED OPERATION

On March 22, 2019 the Company entered into an asset purchase agreement with Zyus Life Sciences, Inc. (“Zyus”) and completed the sales of certain intellectual property assets and rights relating to the Company’s health informatics platform (the “Asset Purchase Agreement”). In accordance with the Asset Purchase Agreement, the Company received in the aggregate from Zyus (i) CAD $1.2 million in cash, and (ii) 361,011 of Zyus common shares. During the year ended December 31, 2019, the Company recorded CAD $551,892 of expenses directly associated with the Asset Purchase Agreement and recorded a gain on the sale of intangible assets, net, in the amount of $648,108. There is no value recorded for the Zyus common shares due to the lack of an active market and ascertainable value.

With the consummation of this sale, the Company’s current operations were discontinued due to the elimination of the ongoing operations and cash flows of the component, the resignation of then current executive management and abandonment of its leased facilities. The Company has directed its involvement to the exchange agreement with Pshychedelitich, Inc. (See “Subsequent Events”).

EHAVE, INC.

NOTES TO FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

Operating results for the years ended December 31, 2019 for the Ehave Connect platform and related operating expenses are presented as discontinued operations as follows:

Year Ended December 31,
2019

Operating expenses from discontined operation
General and administrative expenses	$2,450,440

Total operating expenses from discontined operation	2,450,440

OPERATING LOSS FROM DISCONTINUED OPERATION	(2,450,440)

Change in fair market value of derivative liabilities	(1,250,584)
Gain on sale of intangible assets, net	648,108
Net loss from discontinued operations	$(3,052,916)

5. OTHER RECEIVABLE

Other receivable include $440,572 that relates to filed applications for Ontario Interactive Media Tax Credits. The Company recently filed an amended 2016 tax return and is currently in the process of filing its 2018 tax return in order to receive payment for the Ontario Interactive Media Tax Credits. The review process has been completed and the Canada Revenue Agency will assess the tax returns in order to issue the refund. In January 2019, this amount was pledged against a loan. (See Note 7. “Promissory and Convertible Notes”).

6. RELATED PARTY TRANSACTIONS

The related party transactions are as follows:

We entered into a term sheet with Companion Healthcare Corporation (“CHC”), dated June 30, 2017, whereby CHC will acquire the exclusive rights to the Company’s informatics platform for use in companion animals, and we received a deposit of $135,232 for the Company’s fieldwork. License fees are to be established by a third party evaluator. Scott Woodrow, a former director of the Company, is the President and a minority shareholder of CHC.

On October 30, 2018, we entered in an agreement with Companion Healthcare Technologies Inc. (“CHT”), for the use of Ehave Connect whereby CHT will acquire the exclusive rights to Ehave Connect for use in companion animals. Scott Woodrow, a former director of the Company, is the President and a minority shareholder of CHT.

On October 11, 2017 the Company entered into an Investor Letter with Scott Woodrow, a former director, pursuant to which he agreed to purchase securities of the Company on similar terms as certain offerings of the Company that are consummated prior to December 31, 2017, or, if such an offering is not consummated, the purchase amount will be converted into a secured promissory note that matures on January 31, 2018 (which, at the investor’s option, may be converted into common shares of the Company). Such investors are also entitled to additional warrant coverage in the event that we do not close such an offering prior to December 31, 2017. No such offering consummated prior to December 31, 2017, and such notes were converted into unsecured convertible debentures notes on January 31, 2018.

On October 11, 2017, the Company entered into a demand non-interest bearing unsecured promissory note with Scott Woodrow, a former director of the Company, in the principal amount of $80,276 (CAD $100,000). On January 18, 2018 the note was exchanged for an unsecured convertible debenture.

EHAVE, INC.

NOTES TO FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

On April 18, 2019, the Company terminated the agreement it entered into CHT on October 30, 2018 (the “CHT Agreement”) regarding the exclusive rights to Ehave Connect granted to CHT for use in companion animals. Pursuant to the agreement to terminate the CHT Agreement, the Company paid CHT, in cash, CAD $230,170.24, which includes CAD $25,170 for legal fees that CHT incurred in connection with the CHT Agreement, from the proceeds of the Asset Sale.

In May 2019, the Company’s former officers and directors reigned and terminated their contracts.

On January 31, 2018, promissory notes with an aggregate principal amount of $311,967 (CAD$384,000) outstanding at December 31, 2017 were exchanged for unsecured convertible debentures (the “Unsecured Debentures”). On February 27, 2019, the Company entered into an agreement to convert the note into 2,768,098 common shares of the Company. Binyomin Posen and Zeke Kaplan, directors of the Company, have personal and business relations with some of the lenders.

On January 31, 2018, the Company entered into a secured convertible debenture agreement (the “Secured Debentures”) for total proceeds of $1,218,620 (CAD$1,500,000), issued in two installments. The Secured Debentures were secured against the general assets and intellectual property of the Company. Under the terms of the Secured Debentures, the principal amount and accrued interest was convertible into our common shares at a conversion price equal to 75% the issue price of common shares under a qualified offering. The conversion of the Secured Debentures was at the option of the holder. At the time of conversion, the holder was to also receive an equal amount of common share purchase warrants with an exercise price equal to the issue price. The Secured Debentures were due on July 31, 2018 and bore interest at 10% per annum. The initial installment of the Secured Debentures was issued on January 31, 2018 for proceeds of $609,310 (CAD$750,000). On March 19, 2018, the final instalment of $573,307 (CAD$750,000) was received. On February 27, 2019, as part of the recapitalization, the Company entered into an agreement to convert the Secured Debentures and right to receive warrants into 12,682,749 common shares.

On September 27, 2018, the Company issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $85,756 (CAD$111,110), including $11,110 of original issue discount. On February 27, 2019, promissory notes with an aggregate principal amount of $85,756 (CAD$111,110) were exchanged for unsecured debentures for a bridge loan. On February 28, 2019, we entered into an agreement to convert the note into 542,036 common shares of the Company. Binyomin Posen and Zeke Kaplan, directors of the Company, have personal and business relations with some of the lenders.

On January 28, 2019, the Company issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $85,756 (CAD$125,000), including $18,841(CAD$25,000) of original issue discount. Binyomin Posen and Zeke Kaplan, directors of the Company, have personal and business relations with some of the lenders. The principal amount of $85,756 was repaid on May 24, 2019.

On February 27, 2019, the Company issued 1,268,378 common shares of the Company valued at $634,189 in exchange for services performed by multiple parties, one of which is a significant shareholder. Binyomin Posen and Zeke Kaplan, directors of the Company, have personal and business relations with one of the vendors who exchanged fees.

On March 26, 2019, the Company issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $98,351 (CAD$131,683), including $23,663 (CAD$31,683) of original issue discount. Binyomin Posen and Zeke Kaplan, directors of the Company, have personal and business relations with some of the lenders. The principal amount of $95,351 was repaid on May 24, 2019.

7. PROMISSORY AND CONVERTIBLE NOTES

Exchanged Notes

On November 15, 2017, the Company issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $196,237. Lenders of the promissory notes were issued 2,133,333 common share warrants at an exercise price of $0.075 per share with an expiry date of November 16, 2022. On January 31, 2018 $148,745 of the promissory notes were repaid and $47,932 of the promissory notes were exchanged for Unsecured Debentures on February 27, 2019, see the Exchange Agreement (as defined below).

EHAVE, INC.

NOTES TO FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

On January 31, 2018, we entered into a secured convertible debenture agreement (the “Secured Debentures”) for total proceeds of $1,218,620 (CAD$1,500,000), issued in two installments. The Secured Debentures were secured against the general assets and intellectual property of the Company. Under the terms of the Secured Debentures, the principal amount and accrued interest was convertible into our common shares at a conversion price equal to 75% the issue price of common shares under a qualified offering. The conversion of the Secured Debentures was at the option of the holder. At the time of conversion, the holder was to also receive an equal amount of common share purchase warrants with an exercise price equal to the issue price. The Secured Debentures were due on July 31, 2018 and bore interest at 10% per annum. The initial installment of the Secured Debentures was issued on January 31, 2018 for proceeds of $609,310 (CAD$750,000). On March 19, 2018, the final instalment of $573,307 (CAD$750,000) was received. On February 27, 2019, we entered into an Exchange Agreement (as defined below) and converted the Secured Debentures into common stock.

On January 31, 2018, certain promissory notes with an aggregate principal amount of $311,967 (CAD$384,000) outstanding at December 31, 2017 were exchanged for unsecured convertible debentures (the “Unsecured Debentures”). From January 1, 2018 to January 31, 2018, we issued an additional $20,098 (CAD$25,000) Unsecured Debentures for total proceeds of $332,065 (CAD$409,000). On March 19, 2018, an installment of the Unsecured Debentures in the amount of $382,263 (CAD$500,000) was received. Under the terms of the Unsecured Debentures, the principal amount and accrued interest was convertible into our common shares at a conversion price equal to 75% the issue price of common shares under a qualified offering. The conversion of the Unsecured Debentures was at the option of the holder. At the time of conversion, the holder was to also receive 120% of the amount of the common shares issued of common share purchase warrants with an exercise price equal to the issue price. The Unsecured Debentures were due on July 31, 2018 and bore interest at 10% per annum. On February 27, 2019, we entered into an Exchange Agreement (as defined below) and converted the Unsecured Debentures into common stock.

On September 27, 2018, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $85,756 (CAD$111,110), including $11,110 of original issue discount. On February 27, 2019, we entered into an Exchange Agreement (as defined below) and converted the senior secured promissory notes into common stock.

Exchange Agreement

On February 27, 2019, we entered into an exchange agreement (the “Exchange Agreement”) to convert the Unsecured Debentures, Secured Debentures, and senior secured promissory notes (the “Converted Debt”) into common stock. Under the terms of the Exchange Agreement, the Company issued in the aggregate 20,350,573 shares of common stock upon the conversion of, in the aggregate, $3,145,777 of outstanding principal and interest and the cancellation of 560,461 warrants related to the Converted Debt.

Other Promissory Notes

On October 31, 2018, we issued demand senior secured promissory notes in the aggregate principal amount of $57,000 (CAD $72,960).

On December 5, 2018, we entered a securities purchase agreement for $141,000 (CAD $168,691), including $13,000 of original issue discount. Under the terms of the agreement, the principal amount and accrued interest is convertible into common shares of the Company at a conversion price equal to 73% of the market price. The conversion of the debentures is at the option of the holder between 180 days following the issue of the debentures and the maturity date. The debentures are due on December 5, 2019 and bear interest at 8% per annum.

On January 21, 2019, we issued a senior secured promissory note in the aggregate principal amount of $263,192 (CAD$350,000). The secured promissory note is secured against certain of our assets, including all tax credit receivables. The loan is due on May 21, 2020 and bears an interest rate at 20.07% per annum. (See Note 5. Other Receivables). This loan continued to be outstanding an in default.

EHAVE, INC.

NOTES TO FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

On January 28, 2019, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $85,756 (CAD$125,000), including $18,841(CAD$25,000) of original issue discount. The principal amount of $85,756 was repaid on May 24, 2019.

8. DEVELOPMENT GRANT

On June 7, 2012, the Company entered into a project funding agreement with the Canada-Israel Research and Development Foundation (“CIIRDF”). The purpose of the grant was to fund the Company’s activities related to the development of a cognitive assessment and treatment platform for childhood attention deficit disorder and attention hyperactivity disorder (the “Development”). Under the terms of the grant, CIIRDF would fund up to CAD$300,000 of development activities related to the Development. The grant is repayable to CIIRDF based on 2.5% of annual gross sales related to products developed from the Development. The Company received CAD$225,000 from CIIRDF to fund the Development. The amount presented in these financial statements is reflected in United States dollars.

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

During the year the Company filed applications for Ontario Interactive Digital Media Tax Credits. The Company recognizes the benefit of its tax credits when there is reasonable assurance that they will be realized (see Note 5). As of December 31, 2019, the Company has a net operating loss for tax purposes of CAD $6,143,402 (2018 – CAD $1,977,973) that can be carried forward over 20 years.

Deferred Income Taxes

Deferred income taxes primarily represent the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The components of the Company’s deferred taxes are as follows:

	2019	2018
Deferred tax assets (liabilities):
Deferred tax asset, beginning	$704,000	$412,000
Increase in valuation reserve	37,000	292,000
Deferred tax asset, ending	741,000	704,000
Valuation Allowance	(741,000)	(704,000)
Net Deferred tax assets	$-	$-

EHAVE, INC.

NOTES TO FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

10. COMMITMENTS AND CONTINGENCIES

Collaboration Agreement

On December 8, 2011, the Company entered into a Collaboration Agreement between The Hospital for Sick Children (“SickKids”) and the Ontario Brain Institute (“OBI”). Under the terms of the Collaboration Agreement, the OBI agreed to fund SickKids activities related to the development of a software based treatment program for Attention Deficit and Hyperactivity Disorder in children (the “Project”). Funding of SickKids by the OBI was based on a Project budget of CAD$491,204 in which the Company was to contribute at least the same financial commitments for its own activities under the Project. During the Project period from December 8, 2011 to March 31, 2014, the Company contributed approximately CAD$540,000 consisting of CAD$437,400 of salaries and consulting fees, CAD$50,000 of software development and CAD$53,000 of equipment, supplies and overhead. Under the terms of the Collaboration Agreement, Project activities were to be substantially completed by March 31, 2014. Under the terms of the Collaboration Agreement, the Company is obligated to pay SickKids a minimum royalty on Project intellectual property of the amount of the Development Grant CAD$491,204. Under the terms of the royalty agreement between the Company and SickKids, such payments are to be made based on 5% of net revenue for the first CAD$15,000,000 of related Project product and 2.5% of net revenue thereafter. As of December 31, 2019, $5,000 is due under the terms of the royalty agreement.

Consulting Agreement

On June 24, 2019, the Company entered into an Executive Consulting Agreement (Agreement) with Benjamin Kaplan (BK) to serve as the Company’s CEO for an initial term of 24 months. In addition to the monthly consulting fee, the Agreement provides for a one month ‘termination fee’ if the Agreement is terminated without cause.

On June 29, 2019, the Company and BK amended the Agreement as follows:

BK was granted a Warrant to purchase that number of shares of common stock of the Company equal to 5% of the issued and outstanding common shares, on a fully diluted basis. The Warrant has an exercise price of $0.01 USD per share and shall expire June 29, 2021.

Upon the closing of a Significant Transaction (defined as the closing of financing for at least $500,000 USD or the closing of an acquisition with a valuation (determined by the value of the consideration paid by the Company) of not less than $1,000,000 USD), BK would be granted a number of shares equal to 5% of the issued and outstanding common shares, on a fully diluted basis including such shares to be issued or that could be issued pursuant to the transaction on the closing date of such Significant Transaction. This stock grant can be earned by BK for each Significant Transaction closed during the term of the Agreement.

The Company would reimburse BK $2,500 CAD per month for rent.

Leases

The Company vacated offices during the year and settled all lease liabilities. As of December 31, 2019, there were no lease amounts due.

Novel coronavirus

Any serious disruption with the Company’s suppliers or customers due to the COVID-19 outbreak could impair the Company’s ability to meet and/or generate demand for its product, which may negatively impact the Company’s revenue, financial condition, and commercial operations. Such outbreaks could also result in delays in or the suspension of the Company’s research and product development activities, regulatory work streams, its clinical studies and other important functions. The Company is unable to predict the outcome of these matters and is unable to make a meaningful estimate of the amount or range of loss, if any, that could result from an unfavorable outcome.

11. STOCKHOLDERS’ EQUITY (DEFICIT)

On February 27, 2019, the Company converted $2,845,414 (CAD $3,740,431), the net carrying value of the principal balance of convertible notes payable and promissory notes payable, and $300,362 (CAD $394,693) of accrued interest into 19,711,362 shares of common stock pursuant to letter agreements with the holders of existing notes and warrants.

EHAVE, INC.

NOTES TO FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

STOCK BASED COMPENSATION

On February 27, 2019, the Company granted 475,642 shares of common stock to Scott Woodrow, a related party and former Director of the Company, in connection with the letter agreements. On September 24, 2018, the Company entered into a letter agreement (the “Letter Agreement”) in which the Company and Scott Woodrow agreed to convert the outstanding convertible debentures and cancel the outstanding warrants.

On February 27, 2019, the Company issued 317,095 shares of common stock in exchange for services fair valued at $158,547 to KW Capital Partners Ltd. .

On February 27, 2019, the Company issued 475,642 shares of common stock in exchange for services fair valued at $237,821 to Bezalel Partners LLC.

On February 27, 2019, the Company entered into an agreement to cancel 2,250,000 compensation warrants that had anti-rachet and anti-dilution provisions for 328,111 common shares of the Company.

Summary Stock Compensation Table

The following table sets forth the Company’s paid or accrued stock compensation expense to its officers, directors, employees and contractors.

	Stock Awards	Stock Options Awards	Non-Vested Stock Awards	Securities Underlying Non-Vested Stock	Total
Year ended December 31, 2018	$-	$-	$-	5,816,833	$-
Year ended December 31, 2019	$2,131,920	$19,871	$-	-	$2,151,791

A Summary of the status of the Company’s option grants as of December 31, 2019 and 2018 and the changes during the periods then ended is presented below:

	Shares	Weighted- Average Exercise Price	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding December 31, 2017	49,198	$-	5.0	$-
Granted	37,053	$14.0	5.0	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding December 31, 2018	86,251	$-	5.0	$-
Granted	-	$-	-	-
Exercised	-	$-	-	-
Canceled	86,251	-	-	-
Outstanding December 31, 2019	-	$-	-	$-

EHAVE, INC.

NOTES TO FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

During the year ended December 31, 2019, 58,951 options granted during 2017 vested. The weighted average fair value at the grant date for options during the year ended December 31, 2018 was estimated using the Black-Scholes option valuation model with the following inputs:

2018
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

The Company had no option grants outstanding at December 31, 2019.

A summary of the status of the Company’s vested and non-vested option grants at December 31, 2018 and the weighted average grant date fair value is presented below:

2018	Shares	Weighted Average Grant Date Fair Value per Share	Weighted Average Grant Date Fair Value
Vested	48,169	$14.0	$679,553
Non-vested	38,082	$13.0	$477,570
Total	86,251	$13.0	$1,157,103

Warrants Issued

The following table reflects a summary of Common Stock warrants outstanding and warrant activity during 2019:

	Number of warrants	Weighted Average Exercise Price	Weighted Average Term (Years)
Warrants outstanding at December 31, 2017	126,943	-	-
Granted during the year	471,505	$0.075	2
Exercised during the year	37,987	$0.033	-
Forfeited during the year	-	-	-
Warrants outstanding at December 31, 2018	560,461	-	-
Granted during the year
Exercised during the year
Forfeited during the year	560,461
Warrants outstanding at December 31, 2019	-	-	-

On May 24, 2019, the Company filed with the Province of Ontario an Articles of Amendment to its Articles of Incorporation to effect a share consolidation ratio of 100 pre-consolidation shares to one post-consolidation share, to be effective as of May 28, 2019. Except as otherwise indicated, all common stock and per share information and all exercise prices and option and warrant amounts are retroactively stated for the 1-for-100 reverse stock split of our common stock.

12. SUBSEQUENT EVENTS

March 14, 2020, the Company entered into a medical advisory board agreement and agreed to issue $50,000 of common stock calculated as follows on the last day of the quarter in which they were earned, the lessor of (i) 357,143 shares of common stock or (ii) shares of common stock equal to $12,500 divided by the closing price of the Company’s common stock on the last day of the quarter.

EHAVE, INC.

NOTES TO FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

On April 6, 2020, the Company entered into a license and development agreement to become an authorized independent reseller of the MyLifeID Pocket Cloud device for a term of three years.

On May 6, 2020, the Company entered into an exchange agreement in which Psychedelitech, Inc. (“PsyTech”). Upon consummation of the exchange agreement, PsyTech will become a wholly owned subsidiary of the Company. In accordance with the exchange, following the initial closing Ehave will hold 51% of the PsyTech common stock and PsyTech shareholders will hold 24% of the issued and outstanding Ehave common stock. The initial closing will take place upon the completion of certain customary closing conditions. The final closing will take place when the Company provides funding for the third and fourth PsyTech conferences in the amount up to $250,000, in the aggregate. Upon final closing, the Company will distribute 24,397,362 shares to the PsyTech shareholders who will then control 49% of the Company. The Company has agreed to issue additional earn out shares upon the achievement of certain milestones. The shares issuances are subject to adjustment to achieve certain allocations intended by the parties.

The Company issued the following convertible promissory notes subsequent to year end:

Subsequent to year end, the Company issued a convertible promissory to a related party in the principal amount of $180,000 including $18,000 of original issue discount and 18,000 warrants with an exercise price of $0.01 per share. The term of the notes is 18 months and carry an effective interest rate of 10.00%. The convertible promissory note is convertible into shares of common stock at $0.01 per share.

Subsequent to year end, the Company issued convertible promissory in the principal amount of $418,000, in the aggregate, including $38,000 of original issue discount, in the aggregate, and 38,000 warrants, in the aggregate, with an exercise price of $0.01 per share. The term of the notes is 18 months and carry an effective interest rate of 9.09%

