Form 20-F/A
period 2019-12-31
Ehave, Inc.
filed 2020-07-07
CIK 1653606

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment 1)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [  ] Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [  ] No [X]

EXPLANATORY NOTE

Ehave Inc. (the “Company”) is filing this first amendment to its annual report filing on Form 20-F filed on June 12, 2020 to correct certain disclosures contained in notes in Item 7. No other changes have been made to the Form 20-F other than those described above. This Amendment No. 1 does not reflect subsequent events occurring after the original filing date of the Form 20-F or modify or update in any way disclosures made in the Form 20-F not set forth herein.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table lists the beneficial ownership of our securities as of May 26, 2020 by each person known by us to be the beneficial owner of 5% or more of the outstanding shares of any class of our securities. As of May 26, 2020, 25,413,919 of our ordinary shares were outstanding. As at May 26, 2020, with the exception of Shareholders disclosed in “Item 6.E Share Ownership”, we are not aware of any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, our common shares, of more than 5% of the outstanding common shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Rocfrim, Inc. (1)(2)	2,137,389	8.4%

Anthony Heller (3)	11,743,800	46.2%

Sruli Weinreb (3)	11,743,800	46.2%

Wannigan Partners(4)	1,522,606	5.99%

(1)	Includes (i) 6,973 shares held by Rocpart Inc. (“Rocpart”) over which Mr. Kaplan, as President of Rocpart has sole voting and dispositive power and (ii) 2,130,416 shares held by Rocfrim over which Mr. Kaplan has sole voting and dispositive power.
(2)	Jesse Kaplan, President of Rocfrim has sole voting and dispositive power over shares held by Rocfrim.
(3)	Includes 3,057,442 common shares directly held by Plazacorp Investments Limited and 8,687,710 common shares held directly by KW Capital Partners Ltd. Anthony Heller is the sole owner of Plazacorp Investments Limited. Anthony Heller and Sruli Weinreb share voting and dispositive power over shares held by Plazacorp Investments Limited and may be deemed to beneficially own the securities held by Plazacorp Investments Limited. KW Capital Partners Ltd. is wholly-owned by Helmsquire Holdings Limited. Anthony Heller is the sole owner of Helmsquire Holdings Limited. Anthony Heller and Sruli Weinreb share voting and dispositive power over shares held by KW Capital Partners Ltd. and may be deemed to beneficially own the securities held by KW Capital Partners Ltd.
(4)	Scott Coleman, Vice President of Wannigan Partners has sole voting and dispositive power over shares held by Wannigan Partners

Changes in Percentage Ownership by Major Shareholders

Shares owned as of May 26, 2020 are reported after giving effect to the Company’s 1 for 100 reverse split completed on May 29, 2019. Share amounts for prior years are reported on a pre-split basis.

As of May 26, 2020, Mr. Woodrow, a founder of the Company, beneficially owned 1,267,594 common shares, or 4.988%, of our then outstanding common shares.

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

As of May 26, 2020, Rocfrim Inc. beneficially owned 2,130,416 common shares, or 8.41%, of our then outstanding common shares.

As of April 15, 2019, Rocfrim Inc. beneficially owned 192,907,759 common shares, or 7.6%, of our then outstanding common shares.

As of May 14, 2018, Rocfrim Inc. beneficially owned 7,840,882 common shares, or 10.84%, of our then outstanding common shares.

As of May 15, 2017, Rocfrim Inc. beneficially owned 7,449,646 common shares, or 9.6%, of our then outstanding common shares.

As of March 10, 2016, Rocfrim Inc. beneficially owned 5,476,772 common shares, or 16.32% of our then outstanding common shares.

As of May 29, 2020, Plazacorp Investments Limited beneficially owned 3,057,442 common shares, or 12%, of our then outstanding common shares.

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

As of May 26, 2020, David Stefansky beneficially owned 995,937 common shares or 3.92% of our then issued and outstanding common shares.

As of April 15, 2019, David Stefansky owned beneficially owned 99,593,531 common shares, or 3.92%, of our then outstanding common shares.

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

As of May 26, 2020, Eisenberg Family Foundation beneficially owned 1,263,430 common shares, or 4.97%, of our then outstanding common shares. Solomon Eisenberg has sole voting and dispositive power over shares held by Eisenberg Family Foundation.

As of April 15, 2019, Eisenberg Family Foundation beneficially owned 126,342,952 common shares, or 4.97%, of our then outstanding common shares.

As of May 14, 2018, Eisenberg Family Foundation beneficially owned 9,088,710 common shares, or 5.2%, of our then outstanding common shares.

As of April 15, 2019, Prateek Dwivedi beneficially owned 253,654,987 common shares, or 10% of our then outstanding common shares.

As of May 26, 2020, KW Capital Partners Ltd beneficially owned 8,687,710 common shares, or 34.2% of our then outstanding common shares.

As of April 15, 2019, KW Capital Partners Ltd beneficially owned 868,770,917 common shares, or 34.2% of our then outstanding common shares.

As of May 26, 2020, Wannigan Partners beneficially owned 1,522,606 common shares, or 5.99% of our then outstanding common shares.

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

Total Number of Holders of Record	Total Number of Common Shares Issued and Outstanding	Number of US Holders of Record	Number of Common Shares Held by US Holders of Record	Percentage of Common Shares Held by US Holders of Record
60	25,413,919	14	3,612,469	14.2%

Change of Control

As of Mary 26, 2020, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.	Related Party Transactions

We have entered into related party transactions as follows:

● We have entered into a consulting contract with our CEO (see Item 6).

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

Date: July 7, 2020

EHAVE, INC.

/s/ Ben Kaplan
Ben Kaplan
Chief Executive Officer and Principal Accounting Officer