Form 20-F
period 2020-12-31
Ehave, Inc.
filed 2021-05-28
CIK 1653606

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 67,169,962 common shares as at December 31, 2020

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [  ] No [X]

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
Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [X]

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [  ]

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

PART I

ITEM 1 - Identity of Directors, Senior Management and Advisers

All items in this section are not required, as this 20-F filing is made as an annual report.

ITEM 2 - Offer Statistics and Expected Timetable

All items in this section are not required, as this 20-F filing is made as an annual report.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The selected financial data presented below for the three years ended December 31, 2020, is presented in U.S. dollars and is derived from our financial statements prepared in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). We have derived the selected financial data as of December 31, 2020, 2019, and 2018, and for the years ended December 31, 2020, 2019, and 2018, from our audited financial statements included elsewhere in this Annual Report on Form 20-F. The information set forth below should be read in conjunction with our financial statements (including notes thereto) included under Item 18 and “Operating and Financial Review and Prospects” included under Item 5 and other information provided elsewhere in this annual report on Form 20-F and our financial statements and related notes. The selected financial data in this section is not intended to replace the financial statements and is qualified in its entirety thereby.

	2020	2019	2018
	$	$	$
Revenues from continuing operations	—	—	—
Net loss	(3,514,736)	(3,637,368)	(5,588,334,)
Net comprehensive loss	(3,528,589)	(3,794,909)	(5,381,156)
Basic and diluted loss per share (1)	(.111)	(.18)	(7.17)
Total assets	1,955,607	496,737	460,234
Shareholders’ deficit	(2,273,372)	(2,230,775)	(3,733,435)
Cash dividends declared per share (2)	—	—	—
Weighted average number of common shares outstanding	32,622,248	21,454,189	751,028

Notes:

(1) On May 29, 2019 the Company effected a 100 for 1 reverse split. All share amounts have been adjusted for the split. In 2020 we issued 40,980,848 shares of common stock and 2019 we issued 25,413,839 shares of common stock (2,541,383,900 pre-split shares) pursuant to certain transactions set forth in Item 4, below. We issued 37,988 (3,798,781 pre-split) shares in 2018.

(2) We have not declared or paid any dividends since incorporation.

Exchange Rate Data

The following table sets forth the exchange rates for Canadian dollars expressed in U.S. dollars that have been used in the audited financial statements included elsewhere in this Annual Report on Form 20-F.

$1 Canadian dollar equivalent in U.S. dollars
At December 31, 2019	0.7715
At December 31, 2020	0.7800
Average for the year ended December 31, 2020	0.7758

B.	Capitalization and Indebtedness

Not required as this 20-F filing is made as an annual report.

C.	Reasons for the Offer and Use of Proceeds

Not required as this 20-F filing is made as an annual report.

D.	Risk Factors

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

We were incorporated in 2011. We reported a net loss of $3,514,736 for the fiscal year ended December 31, 2020 and had a net loss of $3,637,368 during the fiscal year ended December 31, 2019. As of December 31, 2020, we had an accumulated deficit of $19,729,562. We cannot anticipate when, if ever, our operations will become profitable. We expect to incur significant net losses as we develop and commercialize our products and pursue our business strategy. We intend to invest significantly in our business before we expect cash flow from operations to be adequate to cover our operating expenses. If we are unable to execute our business strategy and grow our business, for any reason, our business, prospects, financial condition and results of operations will be adversely affected.

As reflected in the financial statements for the years ended December 31, 2020, and December 31, 2019, included elsewhere in this Annual Report on Form 20-F, we had no revenues from continuing operations in 2020 and 2019 and need additional cash resources to maintain its operations. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent on our ability to raise additional capital. We cannot predict when, if ever, we will be successful in raising additional capital and, accordingly, we may be required to cease operations at any time, if we do not have sufficient working capital to pay our operating costs.

If we are unable to obtain additional funding, our business operations will be harmed.

We raised an aggregate of $2,544,487 through loans and issuance of convertible debentures and warrants in 2020. We raised an aggregate of $270,018 through issuance of convertible debentures and warrants in 2019. We anticipate that we will continue to incur losses and negative cash flows from operations, and that such losses will increase over the next several years due to development costs associated with our MegaTeam and Ehave Dashboard products, until our products reach commercial profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, based on our current projections, we may not have sufficient resources to fund operations through the fourth quarter of 2021. To the extent that we are required to raise additional funds to conduct research and acquire facilities, and to cover costs of operations, we intend to do so through additional public or private offerings of debt or equity securities. There are no assurances that we will be successful in obtaining the level of financing needed for our operations, and we may be unable to secure such funding when needed in adequate amounts or on acceptable terms, if at all. Any additional equity financing may involve substantial dilution to our then existing shareholders.

Our independent auditors have expressed their concern as to our ability to continue as a going concern.

We reported an accumulated deficit of $19,729,562 and had a stockholders’ deficit of $2,273,372 at December 31, 2020. As a result of our financial condition, we have received a report from our independent registered public accounting firm for our financial statements for the years ended December 31, 2020 and 2019 that includes an explanatory paragraph describing the uncertainty as to our ability to continue as a going concern without the infusion of significant additional capital. There can be no assurance that management will be successful in implementing its plans. If we are unable to raise additional financing, we may cease operations.

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

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring an annual assessment by management of the effectiveness of a public company’s internal controls over financial reporting and an attestation report by the company’s independent auditors addressing this assessment, if applicable. As discussed in Item 15 “Controls and Procedures” based on a review of our internal controls over financial reporting, management concluded that our internal controls over financial reporting was not effective due to the existence of a material weakness relating to a lack of sufficient accounting records and underlying supporting detail as of December 31, 2020. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls. Management has since addressed this weakness and has implemented the necessary changes to have effective controls over financial reporting. For additional information, see Item 15 “Controls and Procedures.”

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

We have no current plans to market, advertise or sell computerized cognitive assessment aids in the United States. Types of computerized cognitive assessment aids for the measurement and assessment of behavioral and cognitive abilities such as brain games are games purporting to increase intelligence or cognitive function are currently regulated by the FDA as Class II medical devices. Such brain games may be subject to clinical processes to determine their accuracy or validity. Terminology such as “neuroplasticity”, “attention” and “working memory” have become ubiquitous as the “brain game” market has grown. Current clinical practice refers to the use of cognitive software for the measurement of deficits as an “assessment”, and the use of software tools as rehabilitation methods as “remediation”. Should we decide in the future to market, advertise, or sell products that may be considered by the FDA as computerized cognitive assessment aids, we may be required to undergo costly and time-consuming clinical trials to prove the accuracy and validity of our computerized cognitive assessment aids, should we have any such products to market, sell or advertise in the future.

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

We are considered a “foreign private issuer” under the Securities Act of 1933, as amended. As a foreign private issuer we will not have to file quarterly reports with the SEC nor will our directors, officers and 10% stockholders be subject to Section 16(b) of the Exchange Act. Such exemption may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities. As a foreign private issuer, we will not be subject to the proxy rules of Section 14 of the Exchange Act. Furthermore, Regulation FD does not apply to non-U.S. companies and will not apply to us. Accordingly, you may not be able to obtain information about us as you could obtain if we were not a “foreign private issuer”.

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

Our Articles of Incorporation authorizes the issuance of an unlimited number of our common shares, no par value, of which 100,628,439 shares are currently issued and outstanding. The future issuance of common shares may result in substantial dilution in the percentage of our common shares held by our then existing shareholders. We may value any common shares issued in the future on an arbitrary basis. The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors and may have an adverse effect on any trading market of our common shares.

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

We may be classified as a Passive Foreign Investment Company, or PFIC, for U.S. federal income tax purposes in 2020 and may continue to be, or become, a PFIC in future years, which may have negative tax consequences for U.S. investors.

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

Sale of Ehave Connect Assets

On March 22, 2019, we entered into an Asset Purchase Agreement with ZYUS Life Sciences Inc. (“ZYUS”), pursuant to which we sold to ZYUS all of our property and assets, including intellectual property, relating to our business relating to our technology stack, data models, user interface flows, application programming interfaces and all existing builds to the health informatics Ehave Connect platform, which includes but is not limited to the input, tracking and extraction of clinical data, but excluding intellectual property in certain patient outcome reporting applications, clinical games, clinical patient data, facts related to patient assessments and personal property (the “Asset Sale”). The Ehave Connect platform contains components specifically designed to be used by patients using alternative treatments to efficiently gather and verify patient-reported outcomes and experiences, evaluate treatment progress, enhance patient engagement and improve data modeling.

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

● plans to utilize its mental health informatics platform and assets acquired from CureDash Inc., in January 2021, to optimize patient care and health outcomes in conjunction with Ketamine therapy for mental health. Ehave plans to advance Ketamine therapy research and commercialization through its wholly-owned subsidiary, KetaDash.

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

[Information on treatment of Mental Health Issues with Ketamine]

Competition

For our MegaTeam and Ninja Reflex game applications, we are aware of a few competitors, including Akili Interactive, Attentiv, Myndlift and C8Sciences. Many of these companies are currently conducting clinical trials. Our strategy for game development starts from using known proven clinical measures rather than creating new measures, and we believe that the advantage of this methodology is that broad normative data does not need to be established and the barrier to clinical adoption may be lower with known measures that clinicians are already comfortable with.

While our KetaDash program is not intended to compete generally with Electronic Health Records (EHR) systems, we view general EHR systems as our main competition. Such systems from Epic, Allscripts and GE Healthcare are leaders in the EHR market, have been in business for many years and are better funded than our offering. However, because we intend to focus on specifically on Ketamine clinics, we believe our software will be attractive to the market we intend to serve and will offer specializations not readily available in more general EHR systems.

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

Likewise we are applying the same methodology to our KetaDash offering. As the use of Ketamine in the treatment of mental health is an emerging field, we intend the KetaDash software to provide the data richness necessary to evaluate patient progress and outcomes.

Marketing

Our marketing channels consist of direct sales and leveraging partners for market outreach. Our current strategy is for direct sales to publishing partners, medical device partners, medical professionals and pharmaceutical companies. Through these partnerships, we gain access to clinicians and the patients they serve.

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

We have not registered any patents in respect of Megateam and NinjaReflex; however, we maintain our proprietary server architecture and mobile applications as trade secrets. We have registered the trade name “Ehave, Inc.” and own the domain “ehave.com.”

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

Seasonality of Business

Our results of operations have not been materially impacted by seasonality.

C.	Organizational Structure

The following is a list of our principal subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F:

Name	Place of Formation	Relationship
Mycotopia Therapies, Inc.	Florida, USA	Wholly Owned Subsidiary (1)
KetaDash LLC	Florida, LLC	Wholly Owned Subsidiary

(1) On January 19, 2021, we sold Mycotopia Therapies, Inc. to 20/20 Global, Inc. for $350,000 in cash. Simultaneously, we purchased a majority of the issued and outstanding stock of 20/20 Global for its majority stockholders. We own approximately 75% of 20/20 Global (now known as Mycotopia Therapies, Inc., a Nevada corporation) and Mycotopia Therapies, Inc. (Florida) is a wholly owned subsidiary of 20/20 Global.

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

Overview

We are creating a medical psychedelics and mental health data platform that integrates with our proprietary and third-party assessment and therapeutic digital applications. Our product focus is based on two tiers of activities: (1) MegaTeam and Ninja Reflex, our clinically validated digital assessment and rehabilitation software that is engaging for the patient, and (2) adaptation of custom and third-party clinically validated digital assessment and rehabilitation software for enhanced patient engagement and data modeling. We intend to provide technology solutions to clinicians, patients, researchers, pharmaceutical companies and payors.

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

Financial Overview

Our operations have been funded, to date, primarily through the sale of our common shares in a public offering and series of private placements of convertible notes and warrants. For the year ended December 31, 2020, we raised an aggregate of approximately $2,313,170 to fund our operations, mostly from the issuance of convertible notes and warrants. In addition, we received additional aggregate investments of $1,159,000 from our Regulation A Offering that was qualified in January 2021 and $617,000 from promissory notes that closed in during the first quarter of 2021.

During the year ended December 31, 2020, we issued convertible promissory notes in the principal amount of $2,544,487, in the aggregate, and including $267,520 issued to related parties. The principal amount includes $231,317 of original issue discount and 2,544,870 warrants with an exercise price of $0.01 per share. The term of the notes are 18 months and carry an effective interest rate of 8.00%. The notes mature beginning on July 10, 2021 thru June 28, 2022. The convertible promissory notes are convertible into shares of common stock at $0.01 per share. During the year ended December 31, 2020, we converted $378,182 of principal debt and issued 37,818,154 shares of common stock, in the aggregate, upon conversion of the convertible promissory notes.

On January 21, 2019, we issued a senior secured promissory note in the aggregate principal amount of $263,192 (CAD$350,000). The secured promissory note is secured against certain of our assets, including all development tax credits that the Company has applied for and receives. During the year ending December 31, 2020, the Company repaid the note in full.

On January 28, 2019, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $85,756 (CAD$125,000), including $18,841(CAD$25,000) of original issue discount. The principal amount of $85,756 was repaid on May 24, 2019.

In addition, we received additional aggregate investments of $1,159,000 from our Regulation A Offering that was qualified in January 2021 and $617,000 from promissory notes that closed during the first quarter of 2021.

Operating Losses

Since our inception, we have incurred significant operating losses. Our net losses were $3,514,736 and $3,637,368 for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, we had an accumulated deficit of $19,729,562. We expect to continue to incur significant expenses and operating losses over the next several years. Our net losses may fluctuate significantly from quarter to quarter and from year to year. We anticipate that our expenses will increase significantly as we plan to continue development and commercialization of MegaTeam, NinjaReflex and KetaDash products as well as to engage in continuing research and development related to products and services.

A.	Operating Results

Years Ended December 31, 2020, and December 31, 2019

Revenues

We have no revenue from continuing operations for the years ended December 31, 2020 and 2019.

General and Administrative

General and administrative expenses increased $1,635,554 to $2,046,573 for the year ended December 31, 2020 compared to $411,019 for the year ended December 31, 2019. The increase was primarily due to the increase of stock-based compensation in the amount of $928,795, medical advisory board fees in the amount of $105,438, salaries, related travel, consulting and professional fees in the amount of $601,321.

Other income and expenses

The Company recorded other expense for the year ended December 31, 2020 in the amount of $1,468,163 compared to $173,432 of other expenses for the year ended December 31, 2019. The increase in expense in the amount of $1,295,829 primarily relates to the loss on the change in fair market value of derivative liability in the amount of $3,004,387, the increase in interest expense of $1,843,990 and amortization expense in the amount of $804,356, offset by the gain on settlement of debt in the amount of $4,179,971 and the gain on grant forgiveness in the amount of $176,933.

Net Loss

Net loss for the year ended December 31, 2020, was $3,514,736 as compared to a net loss of $3,637,368 in 2019. The net loss of $3,637,368 in 2019 included a loss from discontinued operations in the amount of $3,052,916.

B.	Liquidity and Capital Resources

Through December 31, 2020, we have incurred an accumulated deficit of $19,729,562, primarily as a result of expenses incurred through a combination of development and commercialization activities related to our products and general and administrative expenses supporting those activities, as well as a net loss of $3,514,736 and negative operating cash flows during the year ending December 31, 2020. Our total cash and cash equivalents balance as of December 31, 2020 was $1,865,110. At December 31, 2020, we had a working capital deficit of $1,840,794. We anticipate that we will continue to incur losses and negative cash flows from operations, and that such losses will increase over the next several years due to development costs associated with our Ehave Dashboard, MegaTeam, and Ninja Reflex products, until our products reach commercial profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, based on our current projections, we may not have sufficient resources to fund operations through the third quarter of 2021. Therefore, there is substantial doubt about our ability to continue as a going concern.

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

Operating Activities

Net cash used in operating activities for the year ended December 31, 2020 was $38,021, which includes a net loss of $3,514,736, offset by non-cash adjustments of $2,347,588 principally related to share based compensation expense of $928,795, amortization of debt discount of $896,348, non-cash interest expense of $1,874,963 and the change in fair value of derivative liability of 3,004,387, offset by a gain on settlement of debt of $4,179,971 and the gain on forgiveness of development g rant of $176,933. The change in net working capital items resulted in an increase the cash of $1,129,127 primarily related to the decrease in other receivables of $438,579, the increase in account payable and other payables of $677,531, and the decrease in refundable taxes receivable of $29,701, offset by and the increase in prepaid expenses and other current assets of $19,729.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2020 was 1,970,109, principally related to the proceeds from convertible notes in the amount of $2,313,170, offset by repayment of convertible notes in the amount of $141,000, repayment of promissory notes in the amount of $138,561, and financing fees in the amount of $63,500.

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

Excluding discontinued operations, we spent $0 and $32,300 on software development in 2020 and 2019, respectively. These amounts were spent on the development or improvement of our technologies and products, including salary paid to our employees engaged in research and development activities. See the disclosure in “Item 4. Information on the Company—B. Business Overview” for further information on the Company’s research and development policies.

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

F.	Tabular Disclosure of Contractual Obligations

We have the following contractual obligations as of December 31, 2020:

Contractual Obligations	Payments Due by Period
	Total $	Less than 1 year $	2-3 years $	4-5 years $	After 5 years $
Capital lease obligations	-	-	-	-	-
Operating lease (1)	-	-	-	-	-
Purchase obligations	-	-	-	-	-
Other long term obligations	-	-	-	-	-
Total contractual obligations	-	-	-	-	-

Note:

(1)	Our operating leases are comprised of our office leases and exclude our portion of operating costs. Our office lease was terminated in June 2019.

We expect to fund our capital expenditure requirements and commitments with existing working capital.

G.	Safe Harbor

We seek safe harbor for our forward-looking statements contained in Items 5.E and F. See “Cautionary Note Regarding Forward-Looking Statements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the names, ages and positions of our current board members and executive officers:

Name	Age	Position with the Company	Director of the Company Since
Ben Kaplan	51	President, Chief Executive Officer	June 24, 2019
Jay Cardwell	61	Chief Financial Officer	October 1, 2020
Binyomin Posen	28	Chairman of the Board, Director	August 21, 2018
Zeke Kaplan	35	Director	August 21, 2018

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

Biographies

Benjamin Kaplan, CEO

Mr. Kaplan has served as the CEO of Ehave for the past 16 months and on the board since June 2020 as Chairman. Ben has been an entrepreneur working for over 20 years in the financial sector, beginning in New York City. He is an investor in many companies both public and private, with a focus on international growth and potential for a global presence. In 2014, Ben was a Founding member of Kaya Jamaica Inc. the largest cannabis company in the Caribbean (GROWKAYA.com). Ben sits on the Board of Kaya. In 2014, Ben invested in Surna (OTCQB: SRNA), a global HVAC company that provides engineering and build outs high technology facilities. In 2015 Ben made an investment in Kalytera (TSX: KALY), a botanical-based Pharma company out of Israel carrying on research towards curing various illnesses and with Phase 2 trials for a cure for GVHD (graft versus host disease). In 2014 Ben invested Surna (OTCQB: SRNA), a global HVAC company that provides engineering and build outs high technology facilities. In 2015 Ben made an investment in Kalytera (TSX: KALY), a botanical-based Pharma company out of Israel carrying on research towards curing various illnesses and with Phase 2 trials for a cure for GVHD (graft versus host disease). In 2018 Ben, with a group of investors, acquired a 30,000 strong sales force in over 20 countries as part of the acquisition of Stemtech.com out of bankruptcy. Ben sits on the board of Stemtech.

Binyomin Posen, Chairman of the Board, Director

Mr. Posen is a Senior Analyst at Plaza Capital Limited, where he focuses on corporate finance, capital markets and helping companies to go public. After three and a half years of studies overseas, he returned to complete his baccalaureate degree in Toronto. Upon graduating (on the Dean’s List) he began his career as an analyst at a Toronto boutique investment bank where his role consisted of raising funds for IPOs and RTOs, business development for portfolio companies and client relations. He is currently director and senior officer at Agau Resources Inc. and director of Senternet Phi Gamma Inc. and director and senior officer at Jiminex Inc. Currently, Mr. Posen is Director, Chief Executive & Financial Officer of Prominex Resource Corp., Director, Chief Executive & Financial Officer at Jiminex, Inc., Director, Chief Executive & Financial Officer at Shane Resources Ltd., Director, Chief Executive & Financial Officer for Sniper Resources Ltd., President, CEO, CFO, Secretary & Director at Agau Resources, Inc., Chief Executive Officer, CFO & Director at Academy Explorations Ltd., Director, Chief Executive & Financial Officer of Hinterland Metals, Inc. and President at 2778533 Ontario, Inc.

Jay Cardwell, CFO

James Cardwell has more than 37 years of experience in, among other things, U.S. Securities and Exchange Commission (“SEC”) reporting and compliance, financial reporting and tax research and compliance. Since July 2015, Mr. Cardwell has served as Chief Operating Officer and Tax Director of The CFO Squad LLC, a company which provides chief financial officer support services including, but not limited to, pre-audit services, SEC and tax compliance and financial reporting services to both international and domestic private and public companies with a concentration in the healthcare industry. From June 2019 until October 2020, Mr. Cardwell served as interim Chief Financial Officer of NanoVibronix, Inc. From June 2019 until October 2020, Mr. Cardwell served as interim Chief Financial Officer of Esports Entertainment Group, Inc. From August 2018 until December 2018, Mr. Cardwell served as interim Chief Financial Officer of Newgioco Group, Inc. From January 2018 until May 2018, Mr. Cardwell served as interim Chief Financial Officer of VerifyMe, Inc. Since March 2021, has served as the CFO for Artemis Acquisition Corp. Mr. Cardwell graduated from Illinois State University with a Bachelor of Science degree in accounting. Upon graduation, Mr. Cardwell began his career at Arthur Andersen & Co and served as Senior Tax Consultant. For over 30 years, Mr. Cardwell served in various capacities for public and private companies Mr. Cardwell is a certified public accountant in the State of New York.

Zeke Kaplan, Director

Mr. Kaplan is a entrepreneur based out of Toronto Canada. Focused primarily in the construction and real estate industries, Zeke leads a full service construction company, ZZ Contracting, and was awarded Design Lines Top 3 Projects of 2019. His work has been featured in Dwell, Azure, Toronto Life, the Globe and Mail, Architonic, and his YouTube feature has over 1M views. He has also built a sizeable real estate portfolio focused on income generating properties. In addition to sitting on the Board of Ehave, Zeke has been very active in the startup space primarily in the e-commerce, construction, cannabis, and psychedelic industries, respectively. Zeke graduated from McGill University with a First Class Honors B.A. and was the associate editor of Cannons during his time there.

B.	Compensation

Directors

In the year ended December 31, 2020, each director who was not an officer was awarded 387,597 shares of the Company’s common stock. In the year ended December 31, 2019, each director who was not an officer was not paid a fee or other compensation related to their directorship.

Officers

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to our officers in 2019. Our officers are paid fees in Canadian dollars. These amounts are presented in U.S. dollars and have been converted at the average rate of exchange for 2019 ($1.00 = CAD$1.3267).

Name and principal position	Year	Salary $	Share- based awards $	Option- based awards $ (1)	Bonus $	All other compensation $	Total compensation $
Benjamin Kaplan, CEO	2020	180,000	1,874,963	720,695	-	-	2,775,658
	2019	90,000	-	-	-	-	90,000
Jay Cardwell	2020	4,500	-	-	-	-	4,500
	2019	-	-	-	-	-	-
Prateek Dwivedi	2020	-	-	-	-	-	-
Former Chief Executive Officer (2)	2019	122,484	2,494,425	-	-	-	2,616,909

David Goyette	2020	-	-	-	-	-	-
Former Chief Technology Officer	2019	100,500	501,036	19,8712	38,579	-	302,700

Notes:

(1)	The value of share and option based awards are based on the grant date assumptions as disclosed in Note 9 “Stock Based Compensation” in our 2020 audited financial statements.

Narrative Discussion

We have entered into a consulting agreement with the following Executive Officers (each an “Consulting Agreement”). Pursuant to the terms of the Consulting Agreements, the salary for the year 2020 and 2019 are:

Name and principal position	Year	Salary $(1)
Mr. Benjamin Kaplan	2020	180,000
Chief Executive Officer	2019	90,000

Jay Cardwell
Chief Financial Officer	2020	18,000

(1)	Mr. Kaplan’s salary has been accrued and not paid during 2019.

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

The following table sets out the number of our employees at the end of each of the last three fiscal years by activity. All employees were located in Canada.

Activity	2020 and 2019	2018
Research and development	-	4
Operating	-	2
Total	-	6

E.	Share Ownership

The following table sets forth certain information as of May 17, 2020, regarding the beneficial ownership of our common shares by each of our directors and all of our executive officers and directors as a group.

	Number of common shares beneficially owned (1)	% of Outstanding common shares (2)
Directors and Executive Officers
Ben Kaplan (3)	18,983,192	18.86%

Binyomin Posen	387,597	0.39%
Zeke Kaplan	387,597	0.39%
All officers and directors as a group (3 persons):	9,705,360	16.52%

Notes:

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 83,269,680 shares issued and outstanding as at April 7, 2021.

(3)	Ben Kaplan was appointed CEO on June 24, 2019. He is entitled to a 5% equity interest in the Company as a signing bonus that has not yet been issued. He is also entitled to 5% equity interest on a diluted bases in relation to a significant transaction clause in his consulting agreement.

The following table sets forth the amount and terms of options to acquire common shares of our Company we have granted to our directors, senior management and key employees:

Option Plan

Our Equity Incentive Plan, as amended (“Equity Plan”) sets the maximum number of common shares which may be issued pursuant to the Equity Plan at the lesser of 10,000,000 or 10% of the number of issued and outstanding common shares of the Company.

The Equity Plan authorizes the board of directors of the Company or a committee of the board of directors to issue options to directors, officers, employees and consultants of the Company.

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

The following table lists the beneficial ownership of our securities as of April 7, 2020 by each person known by us to be the beneficial owner of 5% or more of the outstanding shares of any class of our securities. As of April 7, 2020, 83,269,680 of our ordinary shares were outstanding. As at April 7, 2020, with the exception of Shareholders disclosed in “Item 6.E Share Ownership”, we are not aware of any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, our common shares, of more than 5% of the outstanding common shares, except as follows:

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Anthony Heller (1)	10,953,795	13.15%

Sruli Weinreb (3)	10,953,795	13.15%

(1)	Includes 2,986,090 common shares directly held by Plazacorp Investments Limited and 7,967,705 common shares held directly by KW Capital Partners Ltd. Anthony Heller is the sole owner of Plazacorp Investments Limited. Anthony Heller and Sruli Weinreb share voting and dispositive power over shares held by Plazacorp Investments Limited and may be deemed to beneficially own the securities held by Plazacorp Investments Limited. KW Capital Partners Ltd. is wholly-owned by Helmsquire Holdings Limited. Anthony Heller is the sole owner of Helmsquire Holdings Limited. Anthony Heller and Sruli Weinreb share voting and dispositive power over shares held by KW Capital Partners Ltd. and may be deemed to beneficially own the securities held by KW Capital Partners Ltd.

The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders. Each of the above listed securities entitles the holder to one vote at our company’s shareholder meetings.

Changes in Percentage Ownership by Major Shareholders

As of April 7, 2021, Plazacorp Investments Limited beneficially owned 2,986,090 common shares or 3.6% of our then outstanding common shares. As of May 26, 2020. Plaxacorp Investments Limited beneficially owned 3,057,442 common shares or 12% of the then issued and outstanding common shares As of April 15, 2019, Plazacorp Investments Limited beneficially owned 286,220,455 (pre-split) common shares, or 11.3%, of our then outstanding common shares.

As of April 7, 2021, Eisenberg Family Foundation does not hold any shares of record. As of May 26, 2020, Eisenberg Family Foundation beneficially owned 1,263,430 common shares, or 4.97%, of our then outstanding common shares. As of April 15, 2019, Eisenberg Family Foundation beneficially owned 130,887,307 (pre-split) common shares, or 12.57%, of our then outstanding common shares. Solomon Eisenberg has sole voting and dispositive power over shares held by Eisenberg Family Foundation.

As of April 7, 2021, KW Capital Partners Ltd beneficially owned 7,967,705 shares or 9.6% of our then outstanding common shares. As of May 26, 2020, KW Capital Partners Ltd beneficially owned 8,687,710 common shares, or 34.2% of our then outstanding common shares. As of April 15, 2019, KW Capital Partners Ltd beneficially owned 868,770,917 (pre-split) common shares, or 34.2% of our then outstanding common shares.

As of April 7, 2021 and May 26, 2020 Wannigan Partners beneficially owned 1,522,606 or 1.8 % and 5.99%, respectively, of our then common shares outstanding. As of April 15, 2019, Wannigan Partners beneficially owned 152,260,580 common shares, or 6.0% of our then outstanding common shares.

Shares Held in the United States

The following table indicates, as of April 7, 2020, the total number of common shares issued and outstanding, the approximate total number of holders of record of common shares, the number of holders of record of common shares with U.S. addresses, the portion of the outstanding common shares held by U.S. holders of record, and the percentage of common shares held by U.S. holders of record. This table does not indicate beneficial ownership of common shares.

Total Number of Holders of Record	Total Number of Common Shares Issued and Outstanding	Number of US Holders of Record	Number of Common Shares Held by US Holders of Record	Percentage of Common Shares Held by US Holders of Record
56	83,269,680	13	1,337,224	1.6%

Change of Control

As of May 17, 2021, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.	Related Party Transactions

Since January 1, 2018, and through the date hereof we entered into related party transactions as follows:

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

Except as otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since December 31, 2020.

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

In December 2020, we entered into definitive agreements with Ehave, Inc., an Ontario corporation (“Ehave”), Mycotopia Therapies Inc., a Florida corporation and wholly owned subsidiary of Ehave (“MYC”), and the former and current directors of 20/20 Global that provide for: (i) 20/20 Global’s purchase for $350,000 in cash of all of the outstanding stock of MYC from Ehave under a Stock Purchase Agreement, resulting in MYC becoming a wholly owned subsidiary of 20/20 Global; and (ii) the change of control of 20/20 Global’s board of directors and management under a Change of Control and Funding Agreement. In a related transaction, Ehave agreed to purchase 9,793,754 shares of 20/20 Global common stock, which constitute approximately 75.77% of the issued and outstanding shares of 20/20 Global’s common stock, for $350,000 in cash through a Stock Purchase Agreement with 20/20 Global stockholders Mark D. Williams, Colin Gibson, and The Robert and Joanna Williams Trust.

On January 21, 2021 we entered into an Asset Sale Purchase Agreement with CureDash Inc., to purchase substantial all the assets of CureDash for a total purchase price of $100,000 payable via the issuance of 353,622 shares of common stock and the payment of $60,000 in cash.

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

Mycotopia Therapies, Inc., a subsidiary of the Company, was formed in the State of Florida on December 23, 2019. On January 19, 2021 it was sold to 20/20 Global Inc., a Nevada corporation. Simultaneously with the sale of Mycotopia to 20/20 Global, Ehave acquired 75.77% of the issued and outstanding stock of 20/20 Global, making it a majority owned subsidiary. Our CEO and Chairman, Ben Kaplan is also the CEO and a director of 20/20 Global. 20/20 Global recently changed its name to Mycotopia Therapies, Inc. and trades under the symbol TPIA.

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

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2020, based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal controls over financial reporting were not effective due to the existence of a material weakness as it relates to a lack of sufficient segregation of duties with qualified accounting personnel to ensure financial statements are prepared timely and in accordance with applicable professional standards. as of December 31, 2020. Management has since addressed this weakness and has implemented the necessary changes to have effective controls by engaging an independent outside accounting consulting firm to assist with the preparation of its financial statements and regulatory filings.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a Code of Conduct for all Company personnel, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of this Code of Conduct may be found on our website at http://www.ehave.com.

There were no amendments to our Code of Conduct during the fiscal year ended December 31, 2020. We did not grant any waivers to the provisions of our Code of Conduct during the fiscal year ended December 31, 2020.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and Services

During the financial years ended December 31, 2020, and 2019, Turner Stone and Company, L.L.P. received the following fees:

	2020	2019
Item	$	$
Audit fees	37,975	42,500
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	37,975	42,500

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

ll Other Fees

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

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

None.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

Not applicable.

ITEM 18 FINANCIAL STATEMENTS

The financial statements appear on pages F-1 through F-16.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this annual report:

Exhibit Number	Description

1.1	Articles of Incorporation (1)
1.2	Articles of Amendment to the Articles of Incorporation dated November 30, 2011 (2)
1.3	Articles of Amendment to the Articles of Incorporation dated May 13, 2015 (3)
1.4	Articles of Amendment to the Articles of Incorporation dated June 26, 2015 (4)
1.5	Articles of Amendment to the Articles of Incorporation dated November 4, 2015 (5)
1.6	Articles of Amendment to the Articles of Incorporation dated May 28, 2019 (5A)
1.7	Bylaws No. 2 (6)
4.6	License Agreement, dated April 24, 2015, between the Company and The Governing Counsel of the University of Toronto (12)
4.13	Master Services Agreement, dated December 8, 2015 with Blog Inc LLC (dba Cress & Company) (19)
4.20	Note and Warrant Purchase Agreement, dated as of November 14, 2016 (26)
4.21	Form of Convertible Promissory Note (27)
4.22	Strategic Relationship Agreement, dated as of February 3, 2017, between the Company and MedReleaf Corp. (28)
4.23	Amendment to API Integration & Distribution Agreement, dated as of May 4, 2017, between the Company and MHS (29)
4.34	Agreement, dated March 1, 2018, between the Company and Revive Therapeutics Ltd. (40)
4.35	Agreement, dated March 5, 2018, between the Company and Aequus Pharmaceuticals Inc. (41)
4.36	Services Agreement, dated January 15, 2017, between the Company and NView Management Inc. (42)
4.37	Services Agreement, dated April 23, 2018, between the Company and Dianne Parsons, C.P.A. (43)
4.39	Form of Note Conversion Agreement (Premium, 2018 Notes)(45)
4.40	Form of Note Conversion Agreement (Regular, 2016 Notes)(46)
4.41	Form of Note Conversion Agreement (Regular, 2018 Notes)(47)
4.42	Form of Promissory Note dated September 27, 2018 (48)
4.43	Form of Promissory Note dated September 27, 2018 (49)
4.44	Agreement, dated October 30, 2018, between the Company and Companion Healthcare Technologies. (50)
4.45	Form of Promissory Note dated November 29, 2018 (51)
4.46	Form of Promissory Note dated October 31, 2018 (52)
4.47	Loan Agreement dated January 1, 2019 (53)
4.48	Form of Promissory Note dated January 28, 2019 (54)
4.49	Form of Promissory Note dated January 28, 2019 (55)
4.50	Form of Warrant Cancellation (56)
4.51	Memorandum of Understanding, dated February 27, 2019, between the Company and David Goyette, Chief Technology Officer (57)
4.52	Memorandum of Understanding, dated February 27, 2019, between the Company and Prateek Dwivedi, Chief Executive Officer (58)
4.53	Form of Bridge Loan Agreement (59)
4.54	Form of Bridge Loan Note (60)
4.55	Agreement, dated February 27, 2019, between the Company and Bezalel Partners LLC (61)
4.56	Agreement, dated February 27, 2019, between the Company and KW Capital Partners Ltd (62)
4.57	Agreement, dated February 27, 2019, between the Company and Scott Woodrow (63)
4.58	Form of Note Conversion - Bridge Loan Note (64)
4.59	Form of Promissory Note dated March 26, 2019 (65)
4.60	Asset Purchase Agreement, dated March 22, 2019, between Ehave, Inc. and ZYUS Life Sciences Inc. (66)
4.61	Form of Security Agreement, to be entered into between Ehave, Inc. and ZYUS Life Sciences Inc. (67)
4.62	Form of Non-Competition Agreement, to be entered into between Ehave, Inc. and ZYUS Life Sciences Inc. (68)
4.63	Minutes of Settlement, dated April 18, 2019, between Ehave, Inc. and Companion Healthcare Technologies (69)
4.64	Executive Consulting Agreement dated June 24, 2019 between the Company and Ben Kaplan (70)
4.65	2020 Ehave Equity Incentive Plan (71)
12.1*	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certificate of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS+	XBRL Instance File
101.SCH+	XBRL Taxonomy Extension Schema Document
101.CAL+	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF+	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB+	XBRL Taxonomy Extension Label Linkbase Document
101.PRE+	XBRL Taxonomy Presentation Linkbase Document

*Filed herewith

+ To be filed by amendment

(1)	Incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(2)	Incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(3)	Incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(4)	Incorporated by reference to Exhibit 3.4 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(5)	Incorporated by reference to Exhibit 3.6 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(5A)	Incorporated by reference to Exhibit 3.1 to the Company’s Report on Form 6-k filed with the SEC on May 24, 2019
(6)	Incorporated by reference to Exhibit 3.5 to the Form 6-K filed with the SEC on January 12, 2017.
(12)	Incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(19)	Incorporated by reference to Exhibit 10.27 to the Company’s Registration Statement on Form F-1/A filed with the SEC on March 11, 2016.
(26)	Incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the SEC on November 23, 2016.
(27)	Incorporated by reference to Exhibit 99.2 to the Form 6-K filed with the SEC on November 23, 2016.
(28)	Incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed with the SEC on August 16, 2018.
(29)	Incorporated by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed with the SEC on August 16, 2018.
(40)	Incorporated by reference to Exhibit 4.34 to the Company’s Annual Report on Form 20-F filed with the SEC on August 16, 2018.
(41)	Incorporated by reference to Exhibit 4.35 to the Company’s Annual Report on Form 20-F filed with the SEC on August 16, 2018.
(42)	Incorporated by reference to Exhibit 4.36 to the Company’s Annual Report on Form 20-F filed with the SEC on August 16, 2018.
(43)	Incorporated by reference to Exhibit 4.37 to the Company’s Annual Report on Form 20-F filed with the SEC on August 16, 2018.
(44)	Incorporated by reference to Exhibit 4.38 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(45)	Incorporated by reference to Exhibit 4.39 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(46)	Incorporated by reference to Exhibit 4.40 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(47)	Incorporated by reference to Exhibit 4.41 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(48)	Incorporated by reference to Exhibit 4.42 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(49)	Incorporated by reference to Exhibit 4.43 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(50)	Incorporated by reference to Exhibit 4.44 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(51)	Incorporated by reference to Exhibit 4.45 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(52)	Incorporated by reference to Exhibit 4.46 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(53)	Incorporated by reference to Exhibit 4.47 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(54)	Incorporated by reference to Exhibit 4.48 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(55)	Incorporated by reference to Exhibit 4.49 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(56)	Incorporated by reference to Exhibit 4.50 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(57)	Incorporated by reference to Exhibit 4.51 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(58)	Incorporated by reference to Exhibit 4.52 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(59)	Incorporated by reference to Exhibit 4.53 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(60)	Incorporated by reference to Exhibit 4.54 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(61)	Incorporated by reference to Exhibit 4.55 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(62)	Incorporated by reference to Exhibit 4.56 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(63)	Incorporated by reference to Exhibit 4.57 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(64)	Incorporated by reference to Exhibit 4.58 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(65)	Incorporated by reference to Exhibit 4.59 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(66)	Incorporated by reference to Exhibit 4.60 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(67)	Incorporated by reference to Exhibit 4.61 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(68)	Incorporated by reference to Exhibit 4.62 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(69)	Incorporated by reference to Exhibit 4.63 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(70)	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on July 22, 2019
(71)	Incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on August 20, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 27, 2021

EHAVE, INC.

/s/ Ben Kaplan
Ben Kaplan
Chief Executive Officer

/s/ Jay Cardwell
Jay Cardwell
Chief Financial Officer

INDEX TO

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of EHAVE, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of EHAVE, Inc. (the “Company”) as of December 31, 2020 and 2019 and the related consolidated statements of operations and other comprehensive income (loss), changes in stockholders’ deficit and cash flows for each of the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered continuing losses and negative cash flows from operations, has negative working capital and an accumulated deficit and negative stockholders’ equity, all of which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

May 26, 2021

We have served as the Company’s auditor since 2015.

EHAVE, INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

	December 31,
	2020	2019

ASSETS

CURRENT ASSETS:
Cash	$1,865,110	$17,530
Prepaid expenses	24,247	7,804
Refundable taxes	-	30,831
Investments	26,250	-
Other current assets	40,000	-
Total current assets	1,955,607	56,165

Other receivables	-	440,572

TOTAL ASSETS	$1,955,607	$496,737

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable	$382,225	$521,432
Taxes payables	6,613	6,541
Other payables	2,751,326	281,527
Advances from former officers and directors	30,736	30,400
Promissory notes	349,079	270,018
Current portion of convertible notes, net of debt discount of $200,313	222,493	142,352
Derivative liability	-	1,250,584
Accrued interest on promissory notes and convertible notes	53,929	51,075
Total current liabilities	3,796,401	2,553,929

Long-term portion of convertible notes, net of debt discount of $1,310,921	432,578	-
Development grant	-	173,583
TOTAL LIABILITIES	4,228,979	2,727,512

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ DEFICIT:
Common stock, no par value, unlimited shares authorized, 67,169,962 and 25,413,920 issued and outstanding as of December 31, 2020 and 2019, respectively	7,948,416	7,503,984
Additional paid in capital	9,379,990	6,338,430
Accumulated deficit	(19,729,562)	(16,214,826)
Accumulated other comprehensive income	127,784	141,637

TOTAL STOCKHOLDERS’ DEFICIT	(2,273,372)	(2,230,775)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$1,955,607	$496,737

The accompanying notes are an integral part of these consolidated financial statements.

EHAVE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

(Expressed in U.S. Dollars)

	For the Year Ended December 31,
	2020	2019

Operating expenses
General and administrative	$2,046,573	$411,019

Total operating expenses	2,046,573	411,019

OPERATING LOSS	(2,046,573)	(411,019)

Other income (expenses)
Interest expense	(2,016,324)	(172,334)
Amortization expense	(804,356)	-
Change in fair value of derivative liabilty	(3,004,387)	-
Change in fair value of warrant liability	-	-
Gain on settlement of debt	4,179,971	-
Other income	176,933	-
Foreign exchange (gain) loss	-	(1,099)

Net income (loss) from continuing operations	$(3,514,736)	$(584,452)

Loss from discontinued operations	-	(3,701,024)
Gain on sale of intangible assets, net	-	648,108
Net loss from discontinued operations	-	(3,052,916)

Net income (loss)	$(3,514,736)	$(3,637,368)

Other comprehensive (loss) income
Foreign exchange translation adjustment	(13,853)	(157,541)
Total other comprehensive income	(13,853)	(157,541)

Comprehensive income (loss)	$(3,528,589)	$(3,794,909)

AMOUNTS ATTRIBUTABLE TO COMMON STOCKHOLDERS
Loss from continuing operations	(3,528,589)	(741,993)
Loss from discontinued operations	-	(3,052,916)
COMPREHENSIVE NET LOSS	$(3,528,589)	$(3,794,909)

NET INCOME (LOSS) PER SHARE FROM CONTINUING OPERATIONS:
Basic	$(0.11)	$(0.03)
Diluted	$(0.11)	$(0.03)
NET INCOME (LOSS) PER SHARE FROM DISCONTINUED OPERATIONS:
Basic	$-	$(0.14)
Diluted	$-	$(0.14)
NET INCOME (LOSS) PER SHARE:
Basic	$(0.11)	$(0.18)
Diluted	$(0.11)	$(0.18)
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	32,622,248	21,454,189
Diluted	32,622,248	21,454,189

The accompanying notes are an integral part of these consolidated financial statements.

EHAVE, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

(Expressed in U.S. Dollars)

					Accumulated
			Additional		Other
	Common Stock		Paid-in	Accumulated	Comprehensive
	Shares	Amount	Capital	(Deficit)	Income	Total

Balance, January 1, 2019	751,108	$1,544,904	$6,999,942	$(12,577,458)	$299,178	$(3,733,434)
Stock based compensation	4,263,840	2,131,920	19,871	-	-	2,151,791
Stock issued in exchange for vested options	48,399	681,383	(681,383)	-	-	-
Share issuance upon Exchange Agreement	20,350,573	3,145,777	-	-	-	3,145,777
Foreign exchange translation	-	-	-	-	(157,541)	(157,541)
Net Loss	-	-	-	(3,637,368)	-	(3,637,368)
Balance, December 31, 2019	25,413,920	7,503,984	6,338,430	(16,214,826)	141,637	(2,230,775)
Fair value of warrants issued in connection with convertible debt	-	-	1,412,539	-	-	1,412,539
Fair value of benecifical conversion feature issued in connection with convertible debt	-	-	700,226	-	-	700,226
Common stock issued upon conversion of debt	37,818,154	378,182	-	-	-	378,182
Common stock issued for CureDash	353,622	40,000	-	-	-	40,000
Common stock issued for Psytech	1,050,000	26,250	-	-	-	26,250
Common stock issued upon cashless warrant exercise	100,909	-	-	-	-	-
Stock based compensation	2,433,357	-	928,795	-	-	928,795
Foreign exchange translation	-	-	-	-	(13,853)	(13,853)
Net Income				(3,514,736)		(3,514,736)
Balance, December 31, 2020	67,169,962	$7,948,416	$9,379,990	$(19,729,562)	$127,784	$(2,273,372)

The accompanying notes are an integral part of these consolidated financial statements.

EHAVE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	Twelve Months Ended December 31,
	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(3,514,736)	$(3,637,368)
Loss from discontinued operations	-	3,052,916
Loss from continuing operations	(3,514,736)	(584,452)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	928,795	-
Amortization of debt discount	896,348	-
Non-cash interest expense	1,874,963	-
Gain on settlement of debt	(4,179,971)	-
Gain on forgiveness of development grant	(176,933)	-
Change in fair value of derivative liability	3,004,387	-
Change in fair value of warrant liability	-	-
Changes in operating assets and liabilities:
Other receivables	438,579	(1,314)
Prepaid expenses and other assets	(16,729)	(7,804)
Accounts payable and other payables	677,531	(80,062)
Accrued interest on convertible notes	45	111,994
Refundable taxes receivable	29,701	(21,077)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES - CONTINUING OPERATIONS	(38,021)	(582,715)
NET CASH USED IN OPERATING ACTIVITIES - DISCONTINUED OPERATIONS	-	(298,649)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(38,021)	(881,363)

NET CASH PROVIDED BY INVESTING ACTIVITIES:
NET CASH PROVIDED BY INVESTING ACTIVITIES - CONTINUING OPERATIONS	-	648,108
NET CASH PROVIDED BY INVESTING ACTIVITIES - DISCONTINUED OPERATIONS	-	-
NET CASH PROVIDED BY INVESTING ACTIVITIES	-	648,108

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from convertible notes	2,238,170	545,018
Repayment of convertible notes	(141,000)	-
Financing fees	(63,500)	-
Repayment of promissory notes	(138,561)	(275,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES - CONTINUING OPERATIONS	1,895,109	270,018
NET CASH PROVIDED BY FINANCING ACTIVITIES -DISCONTINUED OPERATIONS	-	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,895,109	270,018

Effect of exchange rate on cash	(9,508)	(30,455)

Net increase in cash	1,847,580	6,308

Cash, beginning of period	17,530	11,222
Cash, end of period	$1,865,110	$17,530

SUPPLEMENTAL CASH FLOW INFORMATION:
Common stock issued for conversion of debt	$378,182	$-
Common stock issued for CureDash	$40,000	$-
Common stock issued for Psytech	$26,250	$-
Accrued interest converted to common stock	$-	$300,362
Debt converted to common stock	$-	$2,845,414

The accompanying notes are an integral part of these consolidated financial statements.

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

1. ORGANZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

The Company qualifies as an “emerging growth company” as defined in Section 101 of the Jumpstart our Business Startups Act (“JOBS Act”) as the Company does not have more than $1,070,000,000 in annual gross revenue and did not have such amount as of December 31, 2020, its last fiscal year. The Company has elected to take advantage of the extended transition period provided in Section 102(b)(1) of the JOBS Act for complying with new or revised accounting standards.

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

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company has made applications for Ontario Interactive Digital Media Tax Credits (“OIDMTC”). Judgment is required in the determination of qualifying expenses. The final determination of qualifying expenses is not known until acceptance by tax authorities. The Company’s credits have been reflected in the financial statements. (See Note. 5 “Other Receivable”)

Net Loss per Common Share, basic

The Company has adopted Accounting Standards Codification (“ASC”) subtopic 260-10, Earnings Per Share (“ASC 260-10”) specifying the computation, presentation and disclosure requirements of earnings per share (EPS) information. Basic earnings (loss) per share includes no dilution and is computed by dividing net income or loss by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution of securities that could share in the earnings or losses of the entity. At December 31, 2020, the Company had outstanding warrants to purchase 28,693,368 common shares and 216,630,546 common shares issuable upon the conversion of debt excluded from weighted average diluted common shares because their inclusion would have been antidilutive.

Recent Pronouncements

During the years ended December 31, 2020 and 2019 there were several new accounting pronouncements issued by the Financial Accounting Standards Board (FASB). Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s financial statements.

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

2. GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States, which contemplate the continuation of the Company as a going concern.

Through December 31, 2020, the Company has incurred an accumulated deficit of $19,729,562, primarily as a result of expenses incurred through a combination of development and commercialization activities related to our products and general and administrative expenses supporting those activities, as well as an operating loss of $3,514,736. Our total cash balance as of December 31, 2020 was $1,865,110. At December 31, 2020, we had a working capital deficit of $1,840,794. We anticipate that we will continue to incur losses and negative cash flows from operations, and that such losses will increase over the next several years. As a result of these expected losses and negative cash flows from operations, along with our current cash position, we may not have sufficient resources to fund operations for one year from the date we issued these financial statements. Therefore, there is substantial doubt about our ability to continue as a going concern.

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

Operating results for the years ended December 31, 2019 for the Ehave Connect platform and related operating expenses are presented as discontinued operations as follows:

Year Ended December 31,
2019

Operating expenses from discontinued operation
General and administrative expenses	$2,450,440

Total operating expenses from discontinued operation	2,450,440

OPERATING LOSS FROM DISCONTINUED OPERATION	(2,450,440)

Change in fair market value of derivative liabilities	(1,250,584)
Gain on sale of intangible assets, net	648,108
Net loss from discontinued operations	$(3,052,916)

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

5. OTHER RECEIVABLE

As of December 31, 2019, other receivables includes $300,018 that relates to filed applications for Ontario Interactive Media Tax Credits. The Company recently filed an amended 2016 tax return and its 2018 tax return in order to receive payment for the Ontario Interactive Media Tax Credits. The review process has been completed and the Canada Revenue Agency issued the refund in full.

6. RELATED PARTY TRANSACTIONS

The related party transactions are as follows:

During the year ended December 31, 2020, the Company issued two convertible promissory notes to a related party for the principal amount of $256,520, in the aggregate, including $23,320 of original issue discount and 2,565,200 warrants, in the aggregate, with an exercise price of $0.01 per share. The term of the notes is 18 months and carries an effective interest rate of 8.00%. $178,189 of the note matures on July 17, 2021 and $78,331 matures on July 29, 2021. The convertible promissory note is convertible into shares of common stock at $0.01 per share.

During the year ended December 31, 2020, the Company issued a convertible promissory note to a related party for the principal amount of $11,000, in the aggregate, including $1,000 of original issue discount and 110,000 warrants, in the aggregate, with an exercise price of $0.01 per share. The term of the note is 18 months and carries an effective interest rate of 8.00%. The note matures on May 11, 2022.

On August 4, 2020, the Company issued 775,194 shares of common stock, in the aggregate, to two individuals who are a related party and directors of the Company for services rendered.

On April 18, 2019, the Company terminated the agreement it entered into CHT on October 30, 2018 (the “CHT Agreement”) regarding the exclusive rights to Ehave Connect granted to CHT for use in companion animals. Pursuant to the agreement to terminate the CHT Agreement, the Company paid CHT, in cash, CAD $230,170, which includes CAD $25,170 for legal fees that CHT incurred in connection with the CHT Agreement, from the proceeds of the Asset Sale.

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

On February 27, 2019, we entered into an exchange agreement (the “Exchange Agreement”) with a significant shareholder to convert the 2018 unsecured debentures, secured debentures, and senior secured promissory notes (the “2018 Converted Debt”) into common stock. Under the terms of the Exchange Agreement, the Company issued in the aggregate 20,350,573 shares of common stock upon the conversion of, in the aggregate, $3,145,777 of outstanding principal and interest and the cancellation of 560,461 warrants related to the 2018 Converted Debt.

On September 24, 2018, the Company entered into a letter agreement (the “Letter Agreement”) in which the Company and Scott Woodrow, a related party and former Director of the Company, agreed to convert the outstanding convertible debentures and cancel the outstanding warrants. On February 27, 2019, the Company granted 475,642 shares of common stock to Scott Woodrow in connection with the letter agreements.

On March 26, 2019, the Company issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $98,351 (CAD$131,683), including $23,663 (CAD$31,683) of original issue discount. Binyomin Posen and Zeke Kaplan, directors of the Company, have personal and business relations with some of the lenders. The principal amount of $95,351 was repaid on May 24, 2019.

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

On June 24, 2019, the Company entered into an Executive Consulting Agreement with Benjamin Kaplan to serve as the Company’s CEO for an initial term of 24 months. As of December 31, 2020 and 2019, the Company has accrued $2,194,963 and $172,091, respectively, as other payables in relation to the Executive Consulting Agreement. Of the $2,194,963, $1,874,963 was recorded as interest expense during the year ending December 31, 2020 related to 15,624,694 shares of common stock owed in relation to capital raises. During the year ending December 31, 2020, the Company has recorded $1,040,694 as general and administrative expense related to compensation of which $720,964 is recorded as stock based compensation. During the year ending December 31, 2019, the Company recorded $172,091 as general and administrative expense related to the Executive Consulting Agreement.

7. PROMISSORY AND CONVERTIBLE NOTES

During the year ended December 31, 2020, the Company issued convertible promissory notes in the principal amount of $2,544,487, in the aggregate, and including $267,520 issued to related parties. The principal amount includes $231,317 of original issue discount and 2,544,870 warrants with an exercise price of $0.01 per share. The term of the notes are 18 months and carry an effective interest rate of 8.00%. The notes mature beginning on July 10, 2021 thru June 28, 2022. The convertible promissory notes are convertible into shares of common stock at $0.01 per share. The Company recorded a debt discount in the amount of $2,407,582, in the aggregate, in relation to the original issue discount, conversion feature and warrants. During the year ended December 31, 2020, the Company converted $378,182 of principal debt and issued 37,818,154 shares of common stock, in the aggregate, upon conversion of the convertible promissory notes. During the year ended December 31, 2020, the Company recorded amortization expense in the amount of $896,348 in relation to the amortization of debt discount of which $804,356 was recorded as amortization expense in relation to the warrants and conversion feature and $91,992 was recorded as interest expense in relation to the original issue discount and financing fees in the consolidated statements of operations and comprehensive income.

On January 21, 2019, we issued a senior secured promissory note in the aggregate principal amount of $263,192 (CAD$350,000). The secured promissory note is secured against certain of our assets, including all development tax credits that the Company has applied for and receives. During the year ending December 31, 2020, the Company repaid the note in full.

On January 28, 2019, we issued demand non-interest bearing senior secured promissory notes in the aggregate principal amount of $85,756 (CAD$125,000), including $18,841(CAD$25,000) of original issue discount. The principal amount of $85,756 was repaid on May 24, 2019.

Exchange Agreement

On February 27, 2019, we entered into Exchange Agreement with a significant shareholder to convert the 2018 Converted Debt into common stock. Under the terms of the Exchange Agreement, the Company issued in the aggregate 20,350,573 shares of common stock upon the conversion of, in the aggregate, $3,145,777 of outstanding principal and interest and the cancellation of 560,461 warrants related to the 2018 Converted Debt (see Note 6).

8. DEVELOPMENT GRANT

On June 7, 2012, the Company entered into a project funding agreement with the Canada-Israel Research and Development Foundation (“CIIRDF”). The purpose of the grant was to fund the Company’s activities related to the development of a cognitive assessment and treatment platform for childhood attention deficit disorder and attention hyperactivity disorder (the “Development”). Under the terms of the grant, CIIRDF would fund up to CAD$300,000 of development activities related to the Development. The grant is repayable to CIIRDF based on 2.5% of annual gross sales related to products developed from the Development. The Company received CAD$225,000 from CIIRDF to fund the Development. The Company no longer pursues the Development, and the grant is no longer payable as no sales will be generated from the Development. During the year ending December 31, 2020, the Company recorded $176,933 as other income in relation to the grant.

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

9. INCOME TAXES

The Company computes income taxes using the asset and liability approach. The Company currently has no issue that creates timing differences that would mandate a deferred tax expense. Due to the uncertainty as to the utilization of net operating loss carryforwards, a valuation allowance has been made to the extent of any tax benefit that net operating losses may generate. No provision for income tax has been recorded for the years ended December 31, 2020 and December 31, 2019 due to the Company’s operating losses.

The Company previously filed applications for Ontario Interactive Digital Media Tax Credits (the “Tax Credits”). During the year ending December 31, 2020, the Company was refunded the Tax Credits in full. As of December 31, 2020 and 2019, the Company has a net operating loss for tax purposes of CAD $8,603,671 and CAD $6,143,402, respectively, that can be carried forward over 20 years.

Deferred Income Taxes

Deferred income taxes primarily represent the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The components of the Company’s deferred taxes are as follows:

	2020	2019
Deferred tax assets (liabilities):
Deferred tax asset, beginning	$741,000	$704,000
Increase in valuation reserve	333,000	37,000
Deferred tax asset, ending	1,074,000	741,000
Valuation Allowance	(1,074,000)	(741,000)
Net Deferred tax assets	$-	$-

10. COMMITMENTS AND CONTINGENCIES

Collaboration Agreement

The Company entered into a collaboration agreement with a hospital located in Canada. As of December 31, 2020 and 2019, a the Company recorded $10,000 and $5,000, respectively, for the annual royalty due under the terms of the collaboration agreement.

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

On June 29, 2019, the Company and BK amended the Agreement as follows:

BK was granted a Warrant to purchase that number of shares of common stock of the Company equal to 5% of the issued and outstanding common shares, on a fully diluted basis. The Warrant was issued on April 16, 2020, has an exercise price of $0.01 USD per share and shall expire April 16, 2022.

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

Upon the closing of a Significant Transaction (defined as the closing of financing for at least $500,000 or the closing of an acquisition with a valuation (determined by the value of the consideration paid by the Company) of not less than $1,000,000 USD), BK would be granted a number of shares equal to 5% of the issued and outstanding common shares, on a fully diluted basis including such shares to be issued or that could be issued pursuant to the transaction on the closing date of such Significant Transaction. This stock grant can be earned by BK for each Significant Transaction closed during the term of the Agreement. As of December 31, 2020, a Significant Transaction has not consummated. During the year ending December 31, 2020, the Company closed the significant transaction and raised over $500,000. As of December 31, 2020, the Company owes BK 15,624,694 shares of common stock. As of and for the year ended December 31, 2020, the Company recorded $1,874,963 as other payables and interest expense in relation to the shares owed.

On January 1, 2020, the Company entered into a consulting agreement for investor relations services. The Company shall pay the consultant $6,500 per month for services rendered to be paid $2,500 in cash and $4,000 in common shares of the Company to be valued at a 20% discount to the lowest trading price for the five trading days prior to date upon which payment is due. As of and during the year ending December 31, 2020, the Company recorded $109,159 as other payables and consulting expense related to this agreement. As of December 31, 2020, the Company owed 876,225 shares of common stock in relation to this agreement.

Medical Advisory Board Agreements

During the year ended December 31, 2020, the Company entered into medical advisory board agreements with three members for a term of one year each. As consideration for the services to be rendered, the Company agreed to pay $10,000 in cash and $155,000 worth of stock in common stock. During the year ended December 31, 2020, the Company recorded $105,438 as general and administrative expense in accordance with the agreements. As of December 31, 2020, the Company accrued $105,438 as other payables in accordance with these agreements.

Leases

The Company currently reimburses an entity owned by its CEO for office space and related expenses that he has under lease. The lease expense is $2,500 per month. The Company does not own or lease any other office space, manufacturing facilities or equipment and does not have any current plans to construct or acquire any facilities. During the years ending December 31, 2020 and 2019, the Company expensed approximately $73,000 and $18,000, respectively, for office space and related expenses. As of December 31, 2020 and 2019, the Company accrued approximately $91,000 and $18,000 as other payables for amounts owed to the entity.

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

11. STOCKHOLDERS’ EQUITY (DEFICIT)

On September 15, 2020, the Company issued 1,050,000 shares of common stock in accordance with a strategic alliance agreement and as consideration for the purchase of 1,050,000 share of Psychedelitech, Inc. (“Psychedelitech”) (a private Ontario corporation). As a result of the transaction, the Company purchased 10% of Psychedelitech. The shares were recorded at fair market value on the date of issuance of $26,250. As of December 31, 2020, the investment in Psychedelitech is recorded at cost in the amount of $26,250.

During the year ended December 31, 2020, the Company issued 37,818,154 shares of common stock, in the aggregate, upon conversion of the convertible promissory notes (see Note 7).

During the year ended December 31, 2020, the Company issued 100,909 shares of common stock upon the cashless exercise of 110,000 warrants.

On December 31, 2020, the Company issued 353,622 shares of common stock in relation to an asset sale and purchase agreement entered into on January 21, 2021 (see “Subsequent Events”). The shares were recorded at fair market value on the date of issuance of $40,000. As of December 31, 2020, the Company recorded this amount as other current asset in the consolidated balance sheet.

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

On February 27, 2019, the Company converted $2,845,414 (CAD $3,740,431), the net carrying value of the principal balance of convertible notes payable and promissory notes payable, and $300,362 (CAD $394,693) of accrued interest into 19,711,362 shares of common stock pursuant to letter agreements with the holders of existing notes and warrants.

STOCK BASED COMPENSATION

During the year ended December 31, 2020, the Company entered into a finder’s fee agreement with a consultant to assist the Company in procuring sources of financing such as equity, debt, or a merger or sale of the Company. Total compensation for the consultant’s efforts and services shall be a cash fee of 10% of the total principal amount of gross proceeds from any financing and 10% of the total shares of common stock purchased or convertible equivalent. During the year ending December 31, 2020, the Company issued 1,250,000 shares of common stock which was recorded at fair value of $46,875 and paid $63,500 in relation to the finder’s fee agreement. The Company recognized these amounts as interest expense in the Company’s consolidated statements of operations and other comprehensive loss during the year ended December 31, 2020.

During the year ended December 31, 2020, the Company issued 3,358,498 vested warrants to Ben Kaplan, the Company’s CEO, in accordance with his employment agreement valued at $720,695. The Company expensed $720,695 as general and administrative expense in relation to this issuance. The Company valued these warrants using the Black-Scholes option pricing model using the following assumptions: a) stock prices of $0.37 and $0.12, b) exercise price of $0.01, c) dividend rate of 0%, d) risk free rates of 0.20% and 0.13%, and e) expected volatility of 570% and 648%.

On August 1, 2020, the Company issued 408,163 shares of common stock to a consultant for services rendered. The Company expensed $61,224 in relation to this issuance.

On August 4, 2020, the Company issued 387,597 shares of common stock to a member of management for services rendered. The Company expensed $50,000 in relation to this issuance.

On August 4, 2020, the Company issued 387,597 shares of common stock to a related party for services rendered. The Company expensed $50,000 in relation to this issuance.

On February 27, 2019, the Company granted 475,642 shares of common stock to Scott Woodrow, a related party and former Director of the Company, in connection with letter agreements (see Note 6).

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

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

A Summary of the status of the Company’s option grants as of December 31, 2020 and 2019 and the changes during the periods then ended is presented below:

	Shares	Weighted- Average Exercise Price	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding January 1, 2019	86,251	$-	5.0	$-
Granted	-	-	-	-
Exercised	-	-	-	-
Canceled	(86,251)	-	-	-
Outstanding December 31, 2019	-	-	-	-
Granted	-	-	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding December 31, 2020	-	$-	-	$-

Warrants Issued

The following table reflects a summary of Common Stock warrants outstanding and warrant activity during the year ended December 31, 2020 and 2019

	Underlying Shares	Weighted Average Exercise Price	Weighted Average Term (Years)
Warrants outstanding at January 1, 2019	561,461	$-	-
Granted	-	-	-
Exercised	-	-	-
Forfeited	560,461	-	-
Warrants outstanding at December 31, 2019	-	-	-
Granted	28,803,368	0.01	1.41
Exercised	(110,000)	0.01
Forfeited	-	-	-
Warrants outstanding and exercisable at December 31, 2020	28,693,368	$0.01	1.12

The intrinsic value of warrants outstanding as of December 31, 2020 was $2,926,612.

The warrants granted during the year ending December 31, 2020 were valued using the Black-Scholes option pricing model using the following weighted average assumptions:

Year Ended December 31, 2020
Expected term, in years	2.83
Expected volatility	162.24%
Risk-free interest rate	0.44%
Dividend yield	-

12. SUBSEQUENT EVENTS

Subsequent to December 31, 2020, the Company issued 15,649,446 shares of common stock upon the conversion of $156,494 of convertible notes payable.

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

On January 19, 2021, the Company consummated its agreement with the former and current directors of 20/20 Global, Inc. (“20/20 Global”) that provide for: (i) 20/20 Global’s purchase for $350,000 in cash of all of the outstanding stock of Mycotopioa Therapies, Inc. (“MYC”), the Company’s wholly owned subsidiary, from Ehave under a Stock Purchase Agreement, resulting in MYC becoming a wholly owned subsidiary of 20/20 Global; and (ii) the change of control of 20/20 Global’s board of directors and management. In a related transaction, Ehave agreed to purchase 9,793,754 shares of 20/20 Global common stock, which constitute approximately 75.77% of the issued and outstanding shares of 20/20 Global’s common stock, for $350,000 in cash.

On January 19, 2021, the above transaction closed. Because Ehave acquired 75.77% of 20/20 Global outstanding stock and there was a change in control of 20/20 Global’s board of directors, the transaction was accounted for as a reverse merger in which Mycotopia Therapies, Inc. was deemed to be the accounting acquirer and 20/20 Global the legal acquirer.

On January 21, 2021, the Company entered into an asset sale and purchase agreement with CureDash, Inc. (a Delaware Corporation) (“CureDash” or the “Seller”). The Company purchased tangible and intangible assets from the Seller in order to begin a new venture in psychosis therapy. The purchase price of the assets is $100,000 payable with the issuance of 353,622 shares of common stock and $60,000 in cash which was paid upon closing on January 21, 2021.

Subsequent to year end, the Company received aggregate investments of $1,159,000 and issued 16,557,142 shares of common stock from the Regulation A Offering that was qualified in January 2021.

Subsequent to year end, the Company received proceeds of $522,000 from promissory notes. The notes carry an additional original issue discount payable of $52,750 representing interest as no other interest accrues on the notes unless there is an event of default, at which time interest will accrue at 22.0%, The notes mature eighteen months after the dates of issuance. The holder of the notes can exercise conversion at any time the note remains outstanding at a price of $0.01 per share. Upon the closing of a financing event of the Company, the notes will automatically convert at the conversion price of $0.01 per share. Attached to the notes is a warrant to purchase common stock entitling the holder to purchase up to a number of shares equal to ten times the face amount of the note at an exercise price of $0.01 per share. The warrant expires two years from the date of issuance.

Subsequent to year end, the Company issued 1,746,084 shares of common stock upon the cashless exercise of 1,870,000 warrants.

Subsequent to year end, the Company issued 281,000 shares of common stock is accordance with a medical advisory board agreement.

