Form 20-F/A
period 2020-12-31
Ehave, Inc.
filed 2021-06-01
CIK 1653606

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

The purpose of this Amendment No. 1 (this “Amendment”) to our Annual Report on Form 20-F for the period ended December 31, 2020 (the “Form 20-F”), as filed with the Securities and Exchange Commission (the “SEC”) on May 28, 2021, is solely to furnish Exhibit 101 to the Form 20-F in accordance with Rule 405 of Regulation S-T. Exhibit 101 to this report provides the consolidated financial statements and related notes from the Form 20-F formatted in XBRL (eXtensible Business Reporting Language).

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this annual report:

Exhibit Number	Description

1.1	Articles of Incorporation (1)
1.2	Articles of Amendment to the Articles of Incorporation dated November 30, 2011 (2)
1.3	Articles of Amendment to the Articles of Incorporation dated May 13, 2015 (3)
1.4	Articles of Amendment to the Articles of Incorporation dated June 26, 2015 (4)
1.5	Articles of Amendment to the Articles of Incorporation dated November 4, 2015 (5)
1.6	Articles of Amendment to the Articles of Incorporation dated May 28, 2019 (5A)
1.7	Bylaws No. 2 (6)
4.6	License Agreement, dated April 24, 2015, between the Company and The Governing Counsel of the University of Toronto (12)
4.13	Master Services Agreement, dated December 8, 2015 with Blog Inc LLC (dba Cress & Company) (19)
4.20	Note and Warrant Purchase Agreement, dated as of November 14, 2016 (26)
4.21	Form of Convertible Promissory Note (27)
4.22	Strategic Relationship Agreement, dated as of February 3, 2017, between the Company and MedReleaf Corp. (28)
4.23	Amendment to API Integration & Distribution Agreement, dated as of May 4, 2017, between the Company and MHS (29)
4.34	Agreement, dated March 1, 2018, between the Company and Revive Therapeutics Ltd. (40)
4.35	Agreement, dated March 5, 2018, between the Company and Aequus Pharmaceuticals Inc. (41)
4.36	Services Agreement, dated January 15, 2017, between the Company and NView Management Inc. (42)
4.37	Services Agreement, dated April 23, 2018, between the Company and Dianne Parsons, C.P.A. (43)
4.39	Form of Note Conversion Agreement (Premium, 2018 Notes)(45)
4.40	Form of Note Conversion Agreement (Regular, 2016 Notes)(46)
4.41	Form of Note Conversion Agreement (Regular, 2018 Notes)(47)
4.42	Form of Promissory Note dated September 27, 2018 (48)
4.43	Form of Promissory Note dated September 27, 2018 (49)
4.44	Agreement, dated October 30, 2018, between the Company and Companion Healthcare Technologies. (50)
4.45	Form of Promissory Note dated November 29, 2018 (51)
4.46	Form of Promissory Note dated October 31, 2018 (52)
4.47	Loan Agreement dated January 1, 2019 (53)
4.48	Form of Promissory Note dated January 28, 2019 (54)
4.49	Form of Promissory Note dated January 28, 2019 (55)
4.50	Form of Warrant Cancellation (56)
4.51	Memorandum of Understanding, dated February 27, 2019, between the Company and David Goyette, Chief Technology Officer (57)
4.52	Memorandum of Understanding, dated February 27, 2019, between the Company and Prateek Dwivedi, Chief Executive Officer (58)
4.53	Form of Bridge Loan Agreement (59)
4.54	Form of Bridge Loan Note (60)
4.55	Agreement, dated February 27, 2019, between the Company and Bezalel Partners LLC (61)
4.56	Agreement, dated February 27, 2019, between the Company and KW Capital Partners Ltd (62)
4.57	Agreement, dated February 27, 2019, between the Company and Scott Woodrow (63)
4.58	Form of Note Conversion - Bridge Loan Note (64)
4.59	Form of Promissory Note dated March 26, 2019 (65)
4.60	Asset Purchase Agreement, dated March 22, 2019, between Ehave, Inc. and ZYUS Life Sciences Inc. (66)
4.61	Form of Security Agreement, to be entered into between Ehave, Inc. and ZYUS Life Sciences Inc. (67)
4.62	Form of Non-Competition Agreement, to be entered into between Ehave, Inc. and ZYUS Life Sciences Inc. (68)
4.63	Minutes of Settlement, dated April 18, 2019, between Ehave, Inc. and Companion Healthcare Technologies (69)
4.64	Executive Consulting Agreement dated June 24, 2019 between the Company and Ben Kaplan (70)
4.65	2020 Ehave Equity Incentive Plan (71)
12.1*	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certificate of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance File
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Presentation Linkbase Document

*Filed herewith

(1)	Incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(2)	Incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(3)	Incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(4)	Incorporated by reference to Exhibit 3.4 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(5)	Incorporated by reference to Exhibit 3.6 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(5A)	Incorporated by reference to Exhibit 3.1 to the Company’s Report on Form 6-k filed with the SEC on May 24, 2019
(6)	Incorporated by reference to Exhibit 3.5 to the Form 6-K filed with the SEC on January 12, 2017.
(12)	Incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(19)	Incorporated by reference to Exhibit 10.27 to the Company’s Registration Statement on Form F-1/A filed with the SEC on March 11, 2016.
(26)	Incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the SEC on November 23, 2016.
(27)	Incorporated by reference to Exhibit 99.2 to the Form 6-K filed with the SEC on November 23, 2016.
(28)	Incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed with the SEC on August 16, 2018.
(29)	Incorporated by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed with the SEC on August 16, 2018.
(40)	Incorporated by reference to Exhibit 4.34 to the Company’s Annual Report on Form 20-F filed with the SEC on August 16, 2018.
(41)	Incorporated by reference to Exhibit 4.35 to the Company’s Annual Report on Form 20-F filed with the SEC on August 16, 2018.
(42)	Incorporated by reference to Exhibit 4.36 to the Company’s Annual Report on Form 20-F filed with the SEC on August 16, 2018.
(43)	Incorporated by reference to Exhibit 4.37 to the Company’s Annual Report on Form 20-F filed with the SEC on August 16, 2018.
(44)	Incorporated by reference to Exhibit 4.38 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(45)	Incorporated by reference to Exhibit 4.39 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(46)	Incorporated by reference to Exhibit 4.40 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(47)	Incorporated by reference to Exhibit 4.41 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(48)	Incorporated by reference to Exhibit 4.42 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(49)	Incorporated by reference to Exhibit 4.43 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(50)	Incorporated by reference to Exhibit 4.44 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(51)	Incorporated by reference to Exhibit 4.45 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(52)	Incorporated by reference to Exhibit 4.46 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(53)	Incorporated by reference to Exhibit 4.47 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(54)	Incorporated by reference to Exhibit 4.48 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(55)	Incorporated by reference to Exhibit 4.49 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(56)	Incorporated by reference to Exhibit 4.50 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(57)	Incorporated by reference to Exhibit 4.51 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(58)	Incorporated by reference to Exhibit 4.52 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(59)	Incorporated by reference to Exhibit 4.53 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(60)	Incorporated by reference to Exhibit 4.54 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(61)	Incorporated by reference to Exhibit 4.55 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(62)	Incorporated by reference to Exhibit 4.56 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(63)	Incorporated by reference to Exhibit 4.57 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(64)	Incorporated by reference to Exhibit 4.58 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(65)	Incorporated by reference to Exhibit 4.59 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(66)	Incorporated by reference to Exhibit 4.60 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(67)	Incorporated by reference to Exhibit 4.61 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(68)	Incorporated by reference to Exhibit 4.62 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(69)	Incorporated by reference to Exhibit 4.63 to the Company’s Annual Report on Form 20-F filed with the SEC on June 14, 2019.
(70)	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on July 22, 2019
(71)	Incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on August 20, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 28, 2021

EHAVE, INC.

/s/ Ben Kaplan
Ben Kaplan
Chief Executive Officer

/s/ Jay Cardwell
Jay Cardwell
Chief Financial Officer