Form 20-F
period 2021-12-31
Ehave, Inc.
filed 2022-05-27
CIK 1653606

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

100 SE 2nd St., Suite 2000

Miami, FL 33131

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Securities registered pursuant to Section 12(g) of the Act.

Common Shares, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 244,523,925 common shares as December 31, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

☒	☐	☐

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

The selected financial data presented below for the three years ended December 31, 2021, is presented in U.S. dollars and is derived from our financial statements prepared in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). We have derived the selected financial data as of December 31, 2021, 2020, and 2019, and for the years ended December 31, 2021, 2020, and 2019, from our audited financial statements included elsewhere in this Annual Report on Form 20-F. The information set forth below should be read in conjunction with our financial statements (including notes thereto) included under Item 18 and “Operating and Financial Review and Prospects” included under Item 5 and other information provided elsewhere in this annual report on Form 20-F and our financial statements and related notes. The selected financial data in this section is not intended to replace the financial statements and is qualified in its entirety thereby.

	2021	2020	2019
	$	$	$
Revenues from continuing operations	—	—	—
Net loss	(8,693,748)	(3,514,736)	(3,637,368)
Net comprehensive loss	(8,706,935)	(3,528,589)	(3,794,909)
Basic and diluted loss per share (1)	(0.05)	(.111)	(.18)
Total assets	2,509,176	1,955,607	496,737
Shareholders’ deficit	(522,912)	(2,273,372)	(2,230,775)
Cash dividends declared per share (2)	—	—	—
Weighted average number of common shares outstanding	140,342,653	32,622,248	21,454,189

Notes:

(1) On May 29, 2019 the Company effected a 100 for 1 reverse split. All share amounts have been adjusted for the split. In 2021 we issued 177,353,963, in 2020 we issued 40,980,848 shares of common stock and 2019 we issued 25,413,839 shares of common stock (2,541,383,900 pre-split shares) pursuant to certain transactions set forth in Item 4, below.

(2) We have not declared or paid any dividends since incorporation.

Exchange Rate Data

The following table sets forth the exchange rates for Canadian dollars expressed in U.S. dollars that have been used in the audited financial statements included elsewhere in this Annual Report on Form 20-F.

$1 Canadian dollar equivalent in U.S. dollars
At December 31, 2020	0.7800
At December 31, 2021	0.7911
Average for the year ended December 31, 2020	0.7974

B.	Capitalization and Indebtedness

Not required as this 20-F filing is made as an annual report.

C.	Reasons for the Offer and Use of Proceeds

Not required as this 20-F filing is made as an annual report.

D.	Risk Factors

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

We were incorporated in 2011. We reported a net loss of $8,693,748 for the fiscal year ended December 31, 2021 and had a net loss of $3,514,736 during the fiscal year ended December 31, 2020. As of December 31, 2021, we had an accumulated deficit of $26,316,815. We cannot anticipate when, if ever, our operations will become profitable. We expect to incur significant net losses as we develop and commercialize our products and pursue our business strategy. We intend to invest significantly in our business before we expect cash flow from operations to be adequate to cover our operating expenses. If we are unable to execute our business strategy and grow our business, for any reason, our business, prospects, financial condition and results of operations will be adversely affected.

As reflected in the financial statements for the years ended December 31, 2021, and December 31, 2020, included elsewhere in this Annual Report on Form 20-F, we had no revenues from continuing operations in 2021 and 2020 and need additional cash resources to maintain its operations. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent on our ability to raise additional capital. We cannot predict when, if ever, we will be successful in raising additional capital and, accordingly, we may be required to cease operations at any time, if we do not have sufficient working capital to pay our operating costs.

If we are unable to obtain additional funding, our business operations will be harmed.

We raised an aggregate of $3,014,000 through loans and issuance of convertible debentures and warrants and pursuant to our Regulation A Offering in 2021. We raised an aggregate of $2,238,170 through issuance of convertible debentures and warrants in 2020. We anticipate that we will continue to incur losses and negative cash flows from operations, and that such losses will increase over the next several years due to development costs associated with Ehave Dashboard products and the rollout of Ketadash. As a result of these expected losses and negative cash flows from operations, along with our current cash position, based on our current projections, we may not have sufficient resources to fund operations through the fourth quarter of 2022. To the extent that we are required to raise additional funds to conduct research and acquire facilities, and to cover costs of operations, we intend to do so through additional public or private offerings of debt or equity securities. There are no assurances that we will be successful in obtaining the level of financing needed for our operations, and we may be unable to secure such funding when needed in adequate amounts or on acceptable terms, if at all. Any additional equity financing may involve substantial dilution to our then existing shareholders.

Our independent auditors have expressed their concern as to our ability to continue as a going concern.

We reported an accumulated deficit of $26,316,815 and had a stockholders’ deficit of $3,600,483 at December 31, 2021. As a result of our financial condition, we have received a report from our independent registered public accounting firm for our financial statements for the years ended December 31, 2021 and 2020 that includes an explanatory paragraph describing the uncertainty as to our ability to continue as a going concern without the infusion of significant additional capital. There can be no assurance that management will be successful in implementing its plans. If we are unable to raise additional financing, we may cease operations.

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

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring an annual assessment by management of the effectiveness of a public company’s internal controls over financial reporting and an attestation report by the company’s independent auditors addressing this assessment, if applicable. As discussed in Item 15 “Controls and Procedures” based on a review of our internal controls over financial reporting, management concluded that our internal controls over financial reporting was not effective due to the existence of a material weakness relating to a lack of sufficient accounting records and underlying supporting detail as of December 31, 2021. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls. Management has since addressed this weakness and has implemented the necessary changes to have effective controls over financial reporting. For additional information, see Item 15 “Controls and Procedures.”

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

Our Articles of Incorporation authorizes the issuance of an unlimited number of our common shares, no par value, of which 276,775,899  shares are currently issued and outstanding. The future issuance of common shares may result in substantial dilution in the percentage of our common shares held by our then existing shareholders. We may value any common shares issued in the future on an arbitrary basis. The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors and may have an adverse effect on any trading market of our common shares.

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

We may be classified as a Passive Foreign Investment Company, or PFIC, for U.S. federal income tax purposes in 2021 and may continue to be, or become, a PFIC in future years, which may have negative tax consequences for U.S. investors.

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

Our principal office is located at 100 SE 2nd St., Suite 2000, Miami, FL 33131 and our telephone number is (954) 233-3511.

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

Sale of Myctopia Therapies (Florida)

In December 2020, Ehave, Mycotopia Therapies Inc., a Florida corporation and wholly owned subsidiary of Ehave (“MYC”) and 20/20 Global, Inc., a Nevada corporation (“20/20 Global”), and the former officers and directors of 20/20 Global, entered into definitive agreements that provided for: (i) 20/20 Global’s purchase for $350,000 in cash of all of the outstanding stock of MYC from Ehave under a Stock Purchase Agreement, attached hereto as an Exhibit, resulting in MYC becoming a wholly owned subsidiary of 20/20 Global; and (ii) the change of control of 20/20 Global’s board of directors and management under a Change of Control and Funding Agreement. In a related transaction, Ehave agreed to purchase 9,793,754 shares of 20/20 Global common stock, which constitutes approximately 75.77% of the issued and outstanding shares of 20/20 Global’s common stock, for $350,000 in cash, through a Stock Purchase Agreement (“MYC SPA”) with 20/20 Global stockholders Mark D. Williams, Colin Gibson, and The Robert and Joanna Williams Trust. Prior to these transactions, neither 20/20 Global nor its officers and directors had a material relationship with Ehave, MYC, or their respective officers and directors. As a result of these transactions, Ehave now controls the board and management of 20/20 Global.

A closing of the transactions contemplated by the above-described documents was initially scheduled for January 4, 2021, and then delayed by agreement. All of the above transactions were closed on January 19, 2021.

As a result of the MYC SPA, 20/20 Global is adopting MYC’s business plan and MYC became a wholly owned subsidiary of 20/20 Global, through which 20/20 will now conduct operations. MYC is a development-stage enterprise that proposes to develop a business to provide psychedelic-enhanced holistic methodologies to improve mental wellbeing. In the next five years, its business model will focus on the following areas: palliative care, depression, and anxiety.

Under the Change of Control and Funding Agreement (each, attached hereto), the current directors and officers of 20/20 Global resigned and were replaced by designees of Ehave. Specifically, Mark D. Williams and Colin Gibson resigned as officers and directors, and Benjamin Kaplan and Mark Croskery were appointed to serve as replacement directors for 20/20 Global. The agreements also provided for Mr. Kaplan, the CEO of Ehave to serve as president and secretary of 20/20 Global.

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

Through its KetaDash subsidiary, the Company provides a platform for medical practitioners to administer healthcare services to patients at home

Ketadash

KetaDash Inc. (Ketadash), a wholly owned subsidiary of Ehave, Inc. (Ehave), provides a platform for medical practitioners to administer healthcare services to patients at home. In order to facilitate the launch of Ketadash, Ehave acquired 100% of Rejuv IV inc. (Rejuv IV) through a stock purchase agreement on January 8, 2021. Ehave then consolidated Rejuv IV into its Ketadash brand. KetaDash addresses the needs of patients currently suffering from mental illnesses such as depressive disorder, bipolar disorder and post-traumatic stress disorder. KetaDash improves brain wellness and cognitive function with psychedelic medicine administered by a registered nurse in the comfort of your own home with Ketadash’s mobile wellness therapies. Ketadash provides Ketamine treatments, as well as IV infusions with fluids, essential vitamins, minerals, and electrolytes to enhance the health and wellness of its patients. In addition to Ketamine treatments, Ketadash generates revenue by offering its clients and patients IV Drip Detox and Hangover Cures, IV Vitamin Therapy for pain management, Hydration Therapy for Health & Wellness, and IV Therapy for athletic advantage and fitness recovery. Ketadash uses certified nurses, who are always prompt and will arrive on time to administer a patient’s IV drip of choice in the comfort of their home. Ketadash’s products and services have been made public through their website https://ketadash.com/ .

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

Market

We anticipate that the principal markets for our software products will initially include North America. Thereafter, we hope to expand our markets to Europe and Asia. Currently our products are being deployed in Canada. Currently, Ketadash operates in California, though the Company intends to expand to other states.

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

On March 5, 2019, the Food and Drug Administration (FDA) approved the first new medication for major depression in decades, a nasal spray called esketamine, derived from ketamine.

Because treatment with esketamine might be so helpful to patients with treatment-resistant depression (meaning standard treatments had not helped them), the FDA expedited the approval process to make it more quickly available. In a study of patients with treatment resistant depression, 22 patients were examined after they finished the induction phase of 8–10 repeated intravenous ketamine infusions. They showed a 47.2% reduction response in depression, showing significantly decreased depression symptoms without impairing cognitive performance. Dai, D., Miller, C., Valdivia, V. et al. Neurocognitive effects of repeated ketamine infusion treatments in patients with treatment resistant depression: a retrospective chart review. BMC Psychiatry 22, 140 (2022). https://doi.org/10.1186/s12888-022-03789-3

Competition

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

There are several companies offering Ketamine infusion therapy for the treatment of mental illness, including Novamind and Field Trip Health. KetaDash differentiates itself from these companies as Ketadash provides Ketamine treatments in a patient’s home instead of making them go to a clinic. This will allow us to expand more quickly as we do not require physical locations and are not burdened with the ongoing rent expense.

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

Seasonality of Business

Our results of operations have not been materially impacted by seasonality.

C.	Organizational Structure

The following is a list of our principal subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F:

Name	Place of Formation	Relationship
Mycotopia Therapies, Inc.	Nevada	Majority Owned Subsidiary (1)
KetaDash LLC	Florida	Wholly Owned Subsidiary
HPPD Inc.	Florida	Wholly Owned Subsidiary

(1) On January 19, 2021, we sold Mycotopia Therapies, Inc. (Florida) to 20/20 Global, Inc. (now known as Mycotopia Therapies, Inc., a Nevada corporation) for $350,000 in cash. Simultaneously, we purchased a majority of the issued and outstanding stock of 20/20 Global for its majority stockholders. We own approximately 70% of 20/20 Global and Mycotopia Therapies, Inc. (Florida) is a wholly owned subsidiary of 20/20 Global.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this Annual Report on Form 20-F. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, including our belief as to the potential of MegaTeam and Ninja Reflex applications as an effective remediation tool for ADHD and our expectations as to the success of our research and related content distribution in 2022 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties]. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 20-F, particularly those in “Item 3. Key Information – D. Risk Factors.” See also “Special Note Regarding Forward-Looking Statements.”

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

Additionally, through our KetaDash subsidiary, we provide a platform for medical practitioners to administer healthcare services to patients at home, with an emphasis on providing ketamine infusion services.

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

Financial Overview

Our operations have been funded, to date, primarily through the sale of our common shares in a public offering and series of private placements of convertible notes and warrants. For the year ended December 31, 2021, we raised an aggregate of approximately $3,014,000 to fund our operations, from the issuance of convertible notes and warrants and through our offering pursuant to Regulation A.

During the year ended December 31, 2021, we issued convertible promissory notes in the principal amount of $1,713,700, in the aggregate. The principal amount includes $223,950 of original issue discount and 6,787,000 warrants with an exercise price of $0.01 per share. The term of the notes are 18 months and carry an effective interest rate of 10.00%. The notes mature from July 2022 to August 2022. The convertible promissory notes are convertible into shares of common stock at $0.01 per share. During the year ended December 31, 2021, we converted $1,469,004 of principal debt and interest, and issued 141,635,524 shares of common stock, in the aggregate, upon conversion of the convertible promissory notes.

Operating Losses

Since our inception, we have incurred significant operating losses. Our net losses were $8,613,529 and $3,514,736 for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, we had an accumulated deficit of $26,256,033. We expect to continue to incur significant expenses and operating losses over the next several years. Our net losses may fluctuate significantly from quarter to quarter and from year to year. We anticipate that our expenses will increase significantly as we plan to continue development and commercialization of MegaTeam, NinjaReflex and KetaDash products as well as to engage in continuing research and development related to products and services.

A.	Operating Results

Years Ended December 31, 2021, and December 31, 2020

Revenues

We have no revenue from continuing operations for the years ended December 31, 2021 and 2020.

General and Administrative

General and administrative expenses increased $2,759,725 to $6,681,261 for the year ended December 31, 2021 compared to $3,921,536 for the year ended December 31, 2020. The increase was primarily due to the increase of stock-based compensation in the amount of $1,887,807, compensation to the Chief Executive Officer of $592,137, and medical advisory board fees, related travel, consulting and professional fees in the amount of $279,781.

Other income and expenses

The Company recorded other expense for the year ended December 31, 2021 in the amount of $2,012,487 compared to $406,800 of other income for the year ended December 31, 2020. The increase in expense in the amount of $2,419,287 primarily relates to the increase in amortization expense of $1,136,698, the decrease in gain on settlement of debt in the amount of $4,180,451, and the decrease in other income of $176,933, offset by the decrease in the loss on the change in fair value of derivative liability in the amount of $3,004,387, the decrease in interest expense of $70,408.

B.	Liquidity and Capital Resources

Through December 31, 2021, we have incurred an accumulated deficit of $26,316,815, primarily as a result of expenses incurred through a combination of development and commercialization activities related to our products and general and administrative expenses supporting those activities, as well as a net loss of $8,693,748 and negative operating cash flows during the year ending December 31, 2021. Our total cash balance as of December 31, 2021 was $2,350,741. At December 31, 2021, we had a working capital deficit of $474,950. We anticipate that we will continue to incur losses and negative cash flows from operations, and that such losses will increase over the next several years due to development costs associated with our Ehave Dashboard, MegaTeam, and Ninja Reflex products, until our products reach commercial profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, based on our current projections, we may not have sufficient resources to fund operations through the third quarter of 2022. Therefore, there is substantial doubt about our ability to continue as a going concern.

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

Operating Activities

Net cash used in operating activities for the year ended December 31, 2021 was $1,963,788, which includes a net loss of $8,693,748, offset by non-cash adjustments of $6,178,437 principally related to stock based compensation expense of $2,816,602, equity payable to the Chief Executive Officer recorded as operating expense of $1,282,826, impairment of fixed assets of $100,000, amortization of debt discount of $1,939,675, non-cash interest expense of $18,954, depreciation expense of $19,899, and loss on settlement of debt of $480. The change in net working capital items resulted in an increase the cash of $551,523 primarily related to the increase in account payable and other payables of $224,638, and the decrease in prepaid expenses and other current assets of $326,885.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2021 was $212,582 from the purchase of fixed assets.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2021 was $2,664,921, principally related to the proceeds from convertible notes in the amount of $1,512,000 and the proceeds from Reg A investments of $1,502,000, offset by repayment of promissory notes of $349,079.

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

F.	Tabular Disclosure of Contractual Obligations

We have the following contractual obligations as of December 31, 2020:

Contractual Obligations

Payments Due by Period
	Total $	Less than 1 year $	2-3 years $	4-5 years $	After 5 years $
Capital lease obligations	-	-	-	-	-
Operating lease (1)	-	-	-	-	-
Purchase obligations	-	-	-	-	-
Other long term obligations	-	-	-	-	-
Total contractual obligations	-	-	-	-	-

Note:

(1)	Our operating leases are comprised of our office leases and exclude our portion of operating costs. Our office lease was terminated in June 2019.

We expect to fund our capital expenditure requirements and commitments with existing working capital.

G.	Safe Harbor

We seek safe harbor for our forward-looking statements contained in Items 5.E and F. See “Cautionary Note Regarding Forward-Looking Statements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the names, ages and positions of our current board members and executive officers:

Name	Age	Position with the Company	Director of the Company Since
Ben Kaplan	52	President, Chief Executive Officer	June 24, 2019
Jay Cardwell	62	Chief Financial Officer	October 1, 2020
Binyomin Posen	29	Chairman of the Board, Director	August 21, 2018
Zeke Kaplan	36	Director	August 21, 2018

The business address of our officers and directors is c/o Ehave, Inc., 100 SE 2nd St., Suite 2000, Miami, FL 33160.

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

Directors

In the year ended December 31, 2021, each director who was not an officer was entitled to the following compensation:

$62,500 in common shares payable quarterly based upon an average of the closing price of the common shares during the 20 trading days immediately prior to the end of the quarter or at such time that the director has elected to take the shares,

Or

$32,500 in cash with $15,000 paid prior to December 31, 2021, and the remainder to be paid during 2022. Additionally, $1,500 per quarter for expenses for 2021 with payment to be made in 2022.

Committee Compensation: For serving on the audit committee of the board those committee members will receive $5,000 in cash yearly, paid quarterly

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

Name and principal position	Year	Salary $	Share- based awards $	Option- based awards $ (1)	Bonus $	All other compensation $	Total compensation $
Benjamin Kaplan, CEO	2021	288,000	1,282,826	-	-	120,400	1,691,226
	2020	180,000	1,874,963	720,695	-	-	2,775,658
Jay Cardwell	2021	18,000	-	-	-	-	18,000
	2020	4,500	-	-	-	-	4,500

Notes:

(1)	The value of share and option-based awards are based on the grant date assumptions as disclosed in Note 9 “Stock Based Compensation” in our 2021 audited financial statements.

Narrative Discussion

We have entered into a consulting agreement with the following Executive Officers (each an “Consulting Agreement”). Pursuant to the terms of the Consulting Agreements, the salary for the year 2021 and 2020 are:

Name and principal position	Year	Salary $(1)
Mr. Benjamin Kaplan	2021	288,000
Chief Executive Officer	2020	180,000

Jay Cardwell	2021	18,000
Chief Financial Officer	2020	18,000

Benjamin Kaplan

The Company and Mr. Kaplan entered into a CEO Consulting Agreement for a period of 36 months and sets Mr. Kaplan’s cash compensation at $24,000 per month, grants Mr. Kaplan up to an additional 5% of equity upon a “significant transaction” as defined in the Agreement and payments upon reaching certain milestones. This summary is limited by and is subject to the terms of the Agreement that is attached hereto as an Exhibit.

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

Audit Committee

Our audit committee consists of Mr. Posen and Mr. Kaplan. Mr. Posen serves as chairman of the audit committee. The audit committee’s function is to ensure that the Company’s management has designed and implemented an effective system of internal financial controls, assesses the integrity of the financial statements and related financial disclosure of the Company, and reviews the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Additionally, the committee monitors and reports on the independence and performance of the Company’s independent auditors.

D.	Employees

Our CEO, Benjamin Kaplan, has been our only full-time employee since he became CEO in 2019.

E.	Share Ownership

The following table sets forth certain information as of May 17, 2021, regarding the beneficial ownership of our common shares by each of our directors and all of our executive officers and directors as a group.

	Number of common shares beneficially owned (1)	% of Outstanding common shares (2)
Directors and Executive Officers
Ben Kaplan (3)	17,705,121	6.3%
Binyomin Posen	387,597	<1%
Zeke Kaplan	387,597	<1%
All officers and directors as a group (3 persons):	18,480,315	6.6%

Notes:

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 279,525,899 shares issued and outstanding as at May 23, 2022.

(3)	Ben Kaplan was appointed CEO on June 24, 2019. He is entitled to a 5% equity interest in the Company as a signing bonus that was not previously issued and was subsequently changed to be a warrant that was exercised for 14,136,587 shares on April 16, 2022. He was issued 3,447,844 shares for his service on the Board of Directors as of April 8, 2022. He is also entitled to 5% equity interest on a diluted bases in relation to a significant transaction clause in his consulting agreement.

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

The following table lists the beneficial ownership of our securities as of May 23, 2022, by each person known by us to be the beneficial owner of 5% or more of the outstanding shares of any class of our securities. As of May 23, 2022, 279,525,899 of our ordinary shares were outstanding. As at May 23, 2022, with the exception of Shareholders disclosed in “Item 6.E Share Ownership”, we are not aware of any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, our common shares, of more than 5% of the outstanding common shares, except as follows:

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Margarita Kaplinskaya	19,977,169	7.15%

The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders. Each of the above listed securities entitles the holder to one vote at our company’s shareholder meetings.

Shares Held in the United States

The following table indicates, as of May 23, 2002, the total number of common shares issued and outstanding, the approximate total number of holders of record of common shares, the number of holders of record of common shares with U.S. addresses, the portion of the outstanding common shares held by U.S. holders of record, and the percentage of common shares held by U.S. holders of record. This table does not indicate beneficial ownership of common shares.

Total Number of Holders of Record	Total Number of Common Shares Issued and Outstanding	Number of US Holders of Record	Number of Common Shares Held by US Holders of Record	Percentage of Common Shares Held by US Holders of Record
59	279,525,899	18	25,568,167	9.15%

Change of Control

As of May 23, 2022, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.	Related Party Transactions

Since January 1, 2020, and through the date hereof we entered into related party transactions as follows:

● We have entered into consulting contracts with each of our officers (see Item 6).

● On October 1, 2020, the Company entered into a consulting agreement with the Company’s CFO, James Cardwell for an initial term of one year, which was extended for an additional year upon its anniversary. Compensation pursuant to the agreement shall be a minimum of $1,500 per month. As of December 31, 2021 and 2020, the Company has accrued $4,500 and $16,500, respectively, as accrued expense in relations to this agreement.

● On January 1, 2021, the Company entered into an Executive Consulting Agreement, which superseded the previous consulting agreement, with Benjamin Kaplan to serve as the Company’s CEO for an initial term of 36 months. As of December 31, 2021 and 2020, the Company has accrued $3,953,949 and $2,194,963, respectively, as accrued expense in relation to the Executive Consulting Agreement.

● During the period ended December 31, 2020, the Company issued a convertible promissory note to a related party for the principal amount of $11,000, in the aggregate, including $1,000 of original issue discount and 110,000 warrants, in the aggregate, with an exercise price of $0.01 per share. During the year ended December 31, 2021, this note was converted into 110,000 shares of common stock.

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

Subsequent to the year end, on May 18, 2022, Mycotopia Therapies Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Agreement” whereby the Company will merge with a wholly owned subsidiary of PSLY.com. Simultaneously E,iVentures, Inc. (“E.i”) will merge with a separate wholly owned subsidiary of PSLY.com.

At closing each share of common stock of the Company, par value $.001 per share (the “Company Common Stock”), issued and outstanding immediately prior to the effective time of the merger shall be converted into the right to receive 0.25 fully paid and nonassessable share of PSLY.com Common Stock.

At Closing each share of common stock of E.i will be convertible into the right receive a number of PSLY.com Common Stock equal to (i) the sum of $360,000,000 (Three Hundred Sixty Million Dollars) (ii) divided by $1.56, the result of which is divided by (iii) the product of the total number of shares of EVI Common Stock then issued and outstanding times four (4).

The closing of the Merger will take place as soon as practicable (and, in any event, within two (2) Business Days) after satisfaction of all conditions to the Mergers.

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

On May 18, 2022, Mycotopia Therapies Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Agreement” whereby the Company will merge with a wholly owned subsidiary of PSLY.com. Simultaneously E,iVentures, Inc. (“E.i”) will merge with a separate wholly owned subsidiary of PSLY.com.

At closing each share of common stock of the Company, par value $.001 per share (the “Company Common Stock”), issued and outstanding immediately prior to the effective time of the merger shall be converted into the right to receive 0.25 fully paid and nonassessable share of PSLY.com Common Stock.

At Closing each share of common stock of E.i will be convertible into the right receive a number of PSLY.com Common Stock equal to (i) the sum of $360,000,000 (Three Hundred Sixty Million Dollars) (ii) divided by $1.56, the result of which is divided by (iii) the product of the total number of shares of EVI Common Stock then issued and outstanding times four (4).

The closing of the Merger will take place as soon as practicable (and, in any event, within two (2) Business Days) after satisfaction of all conditions to the Mergers.

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

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2021, based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal controls over financial reporting were not effective due to the existence of a material weakness as it relates to a lack of sufficient segregation of duties with qualified accounting personnel to ensure financial statements are prepared timely and in accordance with applicable professional standards as of December 31, 2021. Management has since addressed this weakness and has implemented the necessary changes to have effective controls by engaging an independent outside accounting consulting firm to assist with the preparation of its financial statements and regulatory filings.

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

There were no amendments to our Code of Conduct during the fiscal year ended December 31, 2021. We did not grant any waivers to the provisions of our Code of Conduct during the fiscal year ended December 31, 2021.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and Services

During the financial years ended December 31, 2021, and 2020, Turner Stone and Company, L.L.P. received the following fees:

	2021	2020
Item	$	$
Audit fees	51,720	37,975
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	51,720	37,975

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

Date: May 27, 2022

EHAVE, INC.

/s/ Ben Kaplan
Ben Kaplan
Chief Executive Officer

/s/ Jay Cardwell
Jay Cardwell
Chief Financial Officer

INDEX TO

CONSOLIDATED FINANCIAL STATEMENTS

Page
Financial Statements

Report of Independent Registered Accounting Firm PCAOB ID NO: 76	F – 1
Consolidated Balance Sheets as of December 31, 2021 and 2020	F – 2
Consolidated Statements of Operations and Other Comprehensive Loss for the years ended December 31, 2021 and 2020	F – 3
Consolidated Statements of Changes in Stockholders’ Deficit for the years ended December 31, 2021 and 2020	F – 4
Consolidated Statements of Cash Flows for the years ended December 31, 2021 and 2020	F – 5
Notes to the Consolidated Financial Statements	F – 6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of EHAVE, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of EHAVE, Inc. (the “Company”) as of December 31, 2021 and 2020 and the related consolidated statements of operations and other comprehensive loss, changes in stockholders’ deficit and cash flows for each of the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Turner, Stone & Company, LLP

We have served as the Company’s auditor since 2015.

Dallas, Texas

May 27, 2022

EHAVE, INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

	As of December 31,
	2021	2020

ASSETS

CURRENT ASSETS:
Cash	$2,350,741	$1,865,110
Prepaid expenses	-	24,247
Investments	26,250	26,250
Other current assets	50,000	40,000
Total current assets	2,426,991	1,955,607

Property and equipment	82,185	-

TOTAL ASSETS	$2,509,176	$1,955,607

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$1,834,742	$1,349,866
Promissory note	-	349,079
Current portion of convertible notes, net of debt discount	1,067,199	222,493
Total current liabilities	2,901,941	1,921,438

Long-term portion of convertible notes, net of debt discount	130,147	432,578
TOTAL LIABILITIES	3,032,088	2,354,016

COMMITMENTS AND CONTINGENCIES (NOTE 6)

STOCKHOLDERS’ DEFICIT:
Common Stock, no par value, unlimited shares authorized, 244,523,925 and 67,169,962 shares issued and outstanding, respecively	24,631,466	17,328,406
Equity payable	3,157,789	1,874,963
Accumulated deficit	(26,316,815)	(19,729,562)
Accumulated other comprehensive income	114,597	127,784
TOTAL EHAVE, INC. STOCKHOLDERS’ DEFICIT	1,587,037	(398,409)
Non-controlling interest	(2,109,949)	-
TOTAL STOCKHOLDERS’ DEFICIT	(522,912)	(398,409)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$2,509,176	$1,955,607

The accompanying notes are an integral part of these consolidated financial statements.

EHAVE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

(Expressed in U.S. Dollars)

	For the Years Ended December 31,
	2021	2020

Operating expenses
General and administrative	$6,681,261	$3,921,536

Total operating expenses	6,681,261	3,921,536

OPERATING LOSS	(6,681,261)	(3,921,536)

Other income (expenses)
Interest expense	(70,953)	(141,361)
Amortization expense	(1,941,054)	(804,356)
(Loss) gain on settlement of debt	(480)	4,179,971
Change in fair value of derivative liability	-	(3,004,387)
Other income	-	176,933

Net loss from continuing operations	(8,693,748)	(3,514,736)

Net loss	(8,693,748)	(3,514,736)
Less: loss attributable to the noncontrolling interest	2,106,495	-
Net loss attributable to Ehave, Inc. stockholders	$(6,587,253)	$(3,514,736)

Other comprehensive loss
Foreign exchange translation adjustment	(13,187)	(13,853)
Total other comprehensive loss	(13,187)	(13,853)

Comprehensive loss	$(8,706,935)	$(3,528,589)

NET LOSS PER SHARE ATTRIBUTABLE TO EHAVE, INC. STOCKHOLDERS
Basic and diluted	$(0.05)	$(0.11)
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic and diluted	140,342,653	32,622,248

The accompanying notes are an integral part of these consolidated financial statements.

EHAVE, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

(Expressed in U.S. Dollars)

	Common Stock		Equity	Accumulated	Accumulated Other Comprehensive	Total Ehave, Inc.	Non-Controlling	Total
	Shares	Amount	Payable	(Deficit)	Income	Equity	Interest	Equity
Balance, January 1, 2020	25,413,920	$13,842,414	$-	(16,214,826)	$141,637	$(2,230,775)	$-	$(2,230,775)
Fair value of warrants and beneficial conversion feature issued in connection with convertible debt	-	2,112,765	-	-	-	2,112,765	-	2,112,765
Common stock issued upon conversion of convertible promissory notes	37,818,154	378,182	-	-	-	378,182	-	378,182
Common stock issued for Curedash	353,622	40,000	-	-	-	40,000	-	40,000
Common stock issued for Psytech	1,050,000	26,250	-	-	-	26,250	-	26,250
Common stock issued upon cashless warrant exercise	100,909	-	-	-	-	-	-	-
Stock based compensation	2,433,357	928,795	-	-	-	928,795	-	928,795
Equity payable to Chief Executive Officer	-	-	1,874,963	-	-	1,874,963		1,874,963
Foreign exchange translation	-	-	-	-	(13,853)	(13,853)	-	(13,853)
Net loss	-	-	-	(3,514,736)	-	(3,514,736)	-	(3,514,736)
Balance, December 31, 2020	67,169,962	17,328,406	1,874,963	(19,729,562)	127,784	(398,409)	-	(398,409)
Disposal and re-acquisition of Mycotopia Therapies, Inc.	-	3,454		-	-	3,454	(3,454)	-
Common stock issued for regulation A offerings	22,682,142	1,502,000	-	-		1,502,000	-	1,502,000
Fair value of warrants and beneficial conversion feature issued in connection with convertible debt	-	1,512,000	-	-	-	1,512,000	-	1,512,000
Common stock issued upon conversion of convertible promissory notes	141,635,524	1,469,004	-	-	-	1,469,004	-	1,469,004
Common stock issued upon cashless warrant exercise	5,681,985	-	-	-	-	-	-	-
Stock based compensation	7,354,312	2,816,602	-	-	-	2,816,602	-	2,816,602
Equity payable to Chief Executive Officer	-	-	1,282,826	-	-	1,282,826	-	1,282,826
Foreign exchange translation	-	-	-	-	(13,187)	(13,187)	-	(13,187)
Net loss	-	-		(6,587,253)	-	(6,587,253)	(2,106,495)	(8,693,748)
Balance, December 31, 2021	244,523,925	$24,631,466	$3,157,789	(26,316,815)	$114,597	$1,587,037	$(2,109,949)	$(522,912)

The accompanying notes are an integral part of these consolidated financial statements.

EHAVE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	For the Years Ended December 31,
	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(8,693,748)	$(3,514,736)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	19,899	-
Stock based compensation	2,816,602	928,795
Amortization of debt discount	1,939,675	896,348
Non-cash interest expense	18,954	-
Equity payable to Chief Executive Officer recorded as operating expense	1,282,826	1,874,963
Impairment of fixed assets	100,000	-
Loss (gain) on settlement of debt	480	(4,179,971)
Gain on forgiveness of development grant	-	(176,933)
Change in fair value of derivative liability	-	3,004,387
Changes in operating assets and liabilities:
Prepaid expenses and other assets	326,885	451,550
Accounts payable and other payables	224,638	677,576
NET CASH USED IN OPERATING ACTIVITIES	(1,963,788)	(38,021)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(212,582)	-
Proceeds from sale of subsidiary	350,000	-
Purchase of subsidiary	(350,000)	-
NET CASH USED IN INVESTING ACTIVITIES	(212,582)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of promissory notes	(349,079)	(138,561)
Net proceeds from convertible notes	1,512,000	2,238,170
Payment of convertible notes	-	(141,000)
Financing fees	-	(63,500)
Proceeds from Reg A investment	1,502,000	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,664,921	1,895,109

Effect of exchange rate on cash	(2,920)	(9,508)

Net increase (decrease) in cash	485,631	1,847,580

Cash, beginning of period	1,865,110	17,530
Cash, end of period	$2,350,741	$1,865,110

NON-CASH INVESTING AND FINANCING ACTIVITIES
Common stock issued for conversion of debt	$1,469,004	$378,182
Common stock issued for CureDash	$-	$40,000
Common stock issued for Psytech		$$26,250

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

1. ORGANZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and General Description of Business

EHAVE, Inc. (formerly known as “Behavioral Neurological Applications and Solutions or 2304101 Ontario Inc.”) (“We” or “the Company”), was incorporated under the laws of the Province of Ontario, Canada on October 31, 2011.

The Company is a healthcare company developing a health data platform that integrates with proprietary and third-party assessment and therapeutic digital applications. Our product focus is based on two tiers of activities: (1) MegaTeam and Ninja Reflex, our rehabilitation software that is engaging for the patient, (2) adaptation of third-party clinically validated digital assessment and rehabilitation software for enhanced patient engagement and data modeling. We intend to provide technology solutions to clinicians, patients, researchers, pharmaceutical companies and payors.

Mycotopia sponsors research and development of the use of psychedelics for the treatment of mental health issues utilizing the technology developed by Ehave.

Basis of Presentation and principles of consolidation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States and are expressed in U.S. dollars. The Company’s functional currency is Canadian dollars. The Company’s fiscal year-end is December 31. The consolidated financial statements include the amounts of the Company and its subsidiary, Mycotopia Therapies, Inc. (“Mycotopia”) of which the Company has a 75.77% controlling ownership interest. All inter-company accounts and transaction have been eliminated in consolidation. Certain reclassifications have been made to the prior period consolidated financial statements to conform to the current period presentation.

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

Foreign Currency Risk

The Company is exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar. The Company’s continued financing activities are primarily in United States dollars while the Company’s expenditures are in Canadian dollars. Should the exchange rate between the Canadian dollar and the United States dollar fluctuate, the Company may be exposed to resource constraints.

Cash and cash equivalents

The Company considers all highly liquid investment securities with an original maturity of three months or less to be cash equivalents. Due to the short-term maturity of such investments, the carrying amounts are a reasonable estimate of fair value. Cash and cash equivalents include cash on-hand and highly-rated U.S. government backed money market fund investments.

Software Products and Research and Development

Software development costs are expensed as incurred and consist primarily of design and development costs of new products, and significant enhancements to existing products incurred before the establishment of technological feasibility. Costs incurred subsequent to technological feasibility of new and enhanced products, costs incurred to purchase or to create and implement internal-use software, and software obtained through business acquisitions are capitalized. Such costs are amortized over the estimated useful lives of the related products, using the straight-line method. For the years ended December 31, 2021 and 2020, the Company recorded $101,633 and $0, respectively, as general and administrative expense for software development costs,

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense totaled $363,450 and $0 for the years ended December 31, 2021 and 2020, respectively.

Property and Equipment

Property and equipment is recorded at cost, less accumulated depreciation. Depreciation of property and equipment is determined using the straight-line method of the estimated useful lives of the related assets. Expenditures for repairs and maintenance are charged to expense as incurred, and expenditures for betterments and major improvements are capitalized and depreciated over the remaining useful lives of the assets. During the year ended December 31, 2021, the Company recorded an impairment on fixed assets in the amount of $100,000

The assets’ estimated lives used in computing depreciation for property, plant and equipment are as follows:

Medical equipment	5 years

As of December 31, 2021 and 2020, property and equipment consisted of the following:

	December 31,
	2021	2020
Medical equipment	$102,084	$-
Total	102,084	-
Less, accumulated depreciation	(19,899)	-
Equipment, net	$82,185	$-

During the years ending December 31, 2021 and 2020, the Company recorded depreciation expense of approximately $19,899 and $0, respectively.

Impairment of Long-lived Assets

Management reviews long-lived assets that are held and used for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared with the asset’s carrying amount to determine if there has been an impairment, which is calculated as the difference between the fair value of an asset and its carrying value. Estimates of future undiscounted cash flows are based on expected growth rates for the business, anticipated future economic conditions and estimates of residual values. Fair values take into consideration management’s estimates of risk-adjusted discount rates, which are believed to be consistent with assumptions that marketplace participants would use in their estimates of fair value. There were no impairments of property and equipment or intangible assets recognized during the years ended December 31, 2021 and 2020.

Leases

The Company reviews all arrangements for potential leases in accordance with ASC 842, and at inception, determines whether a lease is an operating or finance lease. Lease assets and liabilities, which generally represent the present value of future minimum lease payments over the term of the lease, are recognized as of the commencement date. Leases with an initial lease term of twelve months or less are classified as short-term leases and are not recognized in the balance sheets unless the lease contains a purchase option that is reasonably certain to be exercised. The Company reimburses its CEO, Ben Kaplan, for leased office space in the amount of $4,000 per month. For the year ending December 31, 2021 and 2020, rent expense was $48,000 and $0. Other than the Company’s reimbursement of its CEO for rent on a month-to-month basis, the Company has not entered into any lease agreements.

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

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

Net Loss per Common Share, basic

The Company has adopted Accounting Standards Codification (“ASC”) subtopic 260-10, Earnings Per Share (“ASC 260-10”) specifying the computation, presentation and disclosure requirements of earnings per share (EPS) information. Basic earnings (loss) per share includes no dilution and is computed by dividing net income or loss by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution of securities that could share in the earnings or losses of the entity. For the year ended December 31, 2021, the Company had outstanding warrants to purchase 28,770,458 common shares and 142,928,343 common shares issuable upon the conversion of debt excluded from weighted average diluted common shares because their inclusion would have been antidilutive. For the year ended December 31, 2020, the Company had outstanding warrants to purchase 28,693,368 common shares and 216,630,546 common shares issuable upon the conversion of debt excluded from weighted average diluted common shares because their inclusion would have been antidilutive.

Recent Accounting Pronouncements

During the periods ended December 31, 2021 and 2020 there were several new accounting pronouncements issued by the Financial Accounting Standards Board (FASB). Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s financial statements.

2. GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States, which contemplate the continuation of the Company as a going concern.

Through December 31, 2021, the Company has incurred an accumulated deficit of $26,316,815, primarily as a result of expenses incurred through a combination of development and commercialization activities related to our products and general and administrative expenses supporting those activities, as well as an operating loss of $8,693,748 for the year ended December 31, 2021. Our total cash balance as of December 31, 2021 was $2,350,741. At December 31, 2021, we had a working capital deficit of $474,950. We anticipate that we will continue to incur losses and negative cash flows from operations, and that such losses will increase over the next several years. As a result of these expected losses and negative cash flows from operations, along with our current cash position, we may not have sufficient resources to fund operations for one year from the date we issued these financial statements. Therefore, there is substantial doubt about our ability to continue as a going concern.

3. FAIR VALUE MEASUREMENT

ASC Topic 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Other current assets, accounts payable and accrued expenses, and convertible notes are all stated at book value due to the term and nature of such items.

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

4. RELATED PARTY TRANSACTIONS

During the period ended December 31, 2020, the Company issued a convertible promissory note to a related party for the principal amount of $11,000, in the aggregate, including $1,000 of original issue discount and 110,000 warrants, in the aggregate, with an exercise price of $0.01 per share. During the year ended December 31, 2021, this note was converted into 110,000 shares of common stock.

On August 4, 2020, the Company issued 775,194 shares of common stock, in the aggregate, to two individuals who are a related party and directors of the Company for services rendered.

Consulting Agreement with the CEO

On January 1, 2021, the Company entered into an Executive Consulting Agreement, which superseded the previous consulting agreement, with Benjamin Kaplan to serve as the Company’s CEO for an initial term of 36 months. As of December 31, 2021 and 2020, the Company has recorded $210,900 and $320,000, respectively, as accrued expense in relation to the Executive Consulting Agreement. As of December 31, 2021 and 2020, the Company has accrued $3,157,789 and $1,874,963, respectively, as equity payable in relation to the Executive Consulting Agreement. During the years ending December 31, 2021 and 2020, the Company has recorded $1,691,226 and $2,194,963 as general and administrative expense in relation to the executive consulting agreement. During the year ending December 31, 2021, the Company paid $517,500 to the CEO in relation to the Executive Consulting Agreement.

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

During the year ended December 31, 2020, the Company issued 3,358,498 vested warrants to Ben Kaplan, the Company’s CEO, in accordance with his employment agreement valued at $720,695 (see Note 7).

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

On January 1, 2021, the Company entered into a new consulting agreement with the CEO for a term of 36 months and will automatically renew for an additional 12 months. Compensation under the January 1, 2021 agreement is as follows:

Annual Salary Compensation

The Company shall pay the CEO a fee of $24,000 per month as annual salary compensation. During the year ended December 31, 2021, the Company recorded $288,000 as general and administrative expense for the CEO fee.

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

Bonus

The Company will pay the CEO a bonus in restricted stock or restricted stock units based on the following EBITDA milestones. For the year ending December 31, 2021, no EBITDA milestones were met and no amounts have been recorded for the bonus milestones.

Bonus (Canadian Dollars)	EBITDA Milestones (Canadian Dollars)
$100,000	1st $1,000,000
$100,000	2nd $1,000,000
$100,000	3rd $1,000,000
$100,000	4th $1,000,000
$100,000	5th $1,000,000

The Company will pay the CEO a bonus in restricted stock or restricted stock units based on the following Market Capitalization by maintaining the below market cap for a period of 22 consecutive trading days:

Bonus (Shares)	Market Capitalization Milestone (Canadian Dollars)
5,000,000	$20,000,000
5,000,000	$40,000,000
5,000,000	$60,000,000
5,000,000	$80,000,000
5,000,000	$100,000,000

Stock Grants – Significant Transactions

Upon the Company closing of a Significant Transaction, the CEO shall be granted shares of common stock or new series of preferred shares of the Company that is convertible into common stock equal to 10% of the value of all the consideration, including any stock, cash or debt of such completed transaction. The CEO shall earn this grant for each Significant Transaction closed by the Company. A “Significant Transaction” shall mean a licensing transaction, merger with or acquisition of an operating company in a strategic or synergistic line of business, and a financing or direct or indirect share issuance transaction involving the Company, which as a whole, provides cash flow or equivalent value in excess of $250,000. For the years ending December 31, 2021 and 2020, the Company accrued $1,282,826 and $1,874,963, respectively, as equity payable in relation to the Significant Transaction milestones being met. These amounts were recorded as general and administrative expense in the Company’s consolidated statements of operations and comprehensive loss.

Equity Payable to Chief Executive Officer

As of December 31, 2021 and 2020, the Company recorded $3,157,789 and $1,874,963, respectively, as equity payable for Significant Transactions. During the years ended December 31, 2021 and 2020, the Company recorded $1,282,826 and $1,874,963, respectively, as general and administrative expense for Significant Transactions entered into during the periods.

Other Expenses

The Company will reimburse the CEO for other expenses of $3,000 per month.

Assistant

The Company will reimburse the CEO up to $700 per weeks to hire an assistant.

Rent

The Company will reimburse the CEO up to $4,000 per month to lease office space to be used for Company matters.

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

Consulting Agreement with CFO

On October 1, 2020, the Company entered into a consulting agreement with the Company’s CFO, James Cardwell for an initial term of one year, which was extended for an additional year upon its anniversary. Compensation pursuant to the agreement shall be a minimum of $1,500 per month. As of December 31, 2021 and 2020, the Company has accrued $16,500 and $4,500, respectively, as accrued expense in relations to this agreement.

Consulting Agreement with Chief Technology Officer

On January 1, 2020, the Company entered into an executive employment agreement with the Chief Technology Officer. The Company shall pay the executive $120,000 annually for services rendered. During the year ended December 31, 2021, the Company issued 2,033,016 shares of common stock with a fair value of $130,113. As of December 31, 2021 and 2020, the Company recorded $138,360 and $129,180 as accrued expenses related to this agreement.

5. PROMISSORY NOTE AND CONVERTIBLE PROMISSORY NOTES

Convertible Notes

During the years ended December 31, 2021 and 2020, the Company issued convertible promissory notes (the “Notes”) with a term 18 months upon issuance. The Notes were issued with and original issue discount (an “OID”) of 10%, and mature beginning April 2022 thru August 2022. At December 31, 2021 the Notes are convertible into 142,928,343 shares of the Company’ common stock and 1,007,500 shares of Mycotopia common stock. During the years ended December 31, 2021 and 2020, the Company issued 141,635,524 and 37,818,154, respectively, shares of common stock upon conversion of the Notes and accrued interest.

The following table summarizes the Notes activity during the years ended December 31, 2021 and 2020:

As of December 31,2021
Convertible promissory notes, balance at January 1, 2020	$-
Issuances	2,544,487
Conversions	(378,182)
Debt discount	(2,407,582)
Amortization of original issue discount (interest expense)	804,356
Amortization of BCF and warrants (amortization expense)	91,992
Convertible promissory notes, balance at December 31, 2020	655,071
Issuances	1,713,700
Conversions (not inclusive of accrued interest of $44,104)	(1,424,900)
Debt discount	(1,686,200)
Amortization of original issue discount (interest expense)	355,047
Amortization of BCF and warrants (amortization expense)	1,584,628
Convertible promissory notes, balance at December 31, 2021	$1,197,346

Promissory Note

On December 20, 2021, the Company entered into a settlement agreement to apply the $302,637 tax refund from OIDMTC as payment for the promissory note recorded in the amount of $349,079 as of December 31, 2020. In connection with the settlement, previous amounts of principal and accrued interest due under the promissory note were forgiven in the aggregate amount of $350,739. As part of the settlement, the Company agreed to compensate the lenders and issued $50,569 worth of common stock. For the year ended December 31, 2021, the Company recorded in its consolidated statements of operations a loss on settlement of debt in the amount of $480.

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

6. COMMITMENTS AND CONTINGENCIES

Collaboration Agreement

The Company entered into a collaboration agreement with a hospital located in Canada. As of December 31, 2021 and 2020, the Company recorded $10,000 and $5,000, respectively, for the annual royalty due under the terms of the collaboration agreement.

Agreements

On January 1, 2020, the Company entered into a consulting agreement for investor relations services. The Company shall pay the consultant $6,500 per month for services rendered to be paid $2,500 in cash and $4,000 in common shares of the Company to be valued at a 20% discount to the lowest trading price for the five trading days prior to date upon which payment is due. As of December 31 2021 and 2020, the Company recorded $75,966 and $79,159 as accrued expenses related to this agreement.

On November 16, 2021, the Company entered into a consulting agreement for a term of three years to advise the Company and its Ketadash Subsidiary (see “Subsequent Events”) in establishing services to be provided in California. The Company will pay the consultant a percentage of gross profits as follows: (i) 10% of gross profits up to $1,000,000, (ii) 7.5% of gross profits from $1,000,001 to $5,000,000, and (iii) 5% for gross profits exceeding $5,000,001. As of December 31, 2021 and the date of this filing, no amounts have been earned under this contract.

Medical Advisory Board Agreements

During the period ended December 31, 2020, the Company entered into medical advisory board agreements with four members for a term of one year each. As consideration for the services to be rendered, the Company agreed to pay $45,000 in cash and $155,000 worth of stock in common stock. As of December 31, 2021 and 2020, the Company has accrued $209,836 and $105,438 in relation to these agreements.

7. STOCKHOLDERS’ EQUITY (DEFICIT)

On September 15, 2020, the Company issued 1,050,000 shares of common stock in accordance with a strategic alliance agreement and as consideration for the purchase of 1,050,000 share of Psychedelitech, Inc. (“Psychedelitech”) (a private Ontario corporation). As a result of the transaction, the Company purchased 10% of Psychedelitech. The shares were recorded at fair value on the date of issuance of $26,250. As of December 31, 2021 and 2020, the investment in Psychedelitech is recorded at cost in the amount of $26,250.

During the year ended December 31, 2020, the Company issued 37,818,154 shares of common stock, in the aggregate, upon conversion of $378,182 of convertible promissory notes (see Note 5).

During the year ended December 31, 2020, the Company issued 100,909 shares of common stock upon the cashless exercise of 110,000 warrants.

On December 31, 2020, the Company issued 353,622 shares of common stock in relation to an asset sale and purchase agreement entered into on January 21, 2021 with CureDash, Inc. (a Deleware Corporation) (“CureDash” or the “Seller”). The shares were recorded at fair value on the date of issuance of $40,000. As of December 31, 2020, the Company recorded this amount as other current asset in the consolidated balance sheet. On January 21, 2021, the Company purchased tangible and intangible assets from the Seller in order to begin a new venture in psychosis therapy. The purchase price of the assets was $100,000 payable with the issuance of the 353,622 shares of common stock and $60,000 in cash which was paid upon closing on January 21, 2021. As of December 31, 2021, the Company recorded the purchase as an asset acquisition and recorded $100,000 as fixed assets where were impaired during the year ended December 31, 2021 (see Note 1, Property and Equipment).

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

On January 19, 2021, the Company consummated its agreement with the former and current directors of 20/20 Global, Inc. (“20/20 Global”) that provide for: (i) 20/20 Global’s purchase for $350,000 in cash of all of the outstanding stock of Mycotopioa Therapies, Inc. (“MYC”), the Company’s wholly owned subsidiary, from Ehave under a Stock Purchase Agreement, resulting in MYC becoming a wholly owned subsidiary of 20/20 Global; and (ii) the change of control of 20/20 Global’s board of directors and management. In a related transaction, Ehave agreed to purchase 9,793,754 shares of 20/20 Global common stock from third parties, which constitutes approximately 75.77% of the issued and outstanding shares of 20/20 Global’s common stock, for $350,000 in cash. There was a change in control of 20/20 Global’s board of directors and the transaction was accounted for as a reverse merger in which Mycotopia Therapies, Inc. was deemed to be the accounting acquirer and 20/20 Global the legal acquirer. The Company acquired a controlling interest in 20/20 Global, changed its name to Mycotopia Therapies, Inc. (“Mycotopia”), and consolidated Mycotopia as of December 31, 2021. The Company recorded a non-controlling interest in the amount of negative $3,454 for the disposal of MYC and re-acquisition of Mycotopia. The purpose of this transaction was to monetize the Company’s subsidiary into a publicly traded company.

During the year ended December 31, 2021, the Company received aggregate investments of $1,502,000 and issued 22,682,142 shares of common stock, in the aggregate, from Regulation A Offerings.

During the year ended December 31, 2021, the Company issued 5,681,985 shares of common stock upon the cashless exercise of 6,709,890 warrants.

During the year ended December 31, 2021, the Company issued 141,635,524 shares of common stock, in the aggregate, upon the conversion of convertible promissory notes and accrued interest in the amount of $1,469,004, in the aggreage. (see Note 5).

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

During the year ended December 31, 2020, the Company issued 1,183,357 shares of common stock, in the aggregate to consultants for services rendered. The Company expensed $161,225, in the aggregate, in relation to this issuance.

During the year ending December 31, 2021, the Company issued 7,354,312 shares of Ehave common stock for services rendered. The Company recorded stock based compensation of $2,816,602 for the fair value of the shares issued of $534,602 and $2,282,000 as equity for services rendered to Mycotopia.

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

Warrants Issued

The following table reflects a summary of Common Stock warrants outstanding and warrant activity during the period ended December 31, 2021 and 2020.

	Underlying Shares	Weighted Average Exercise Price		Weighted Average Term (Years)
Warrants outstanding at January 1, 2020	-	$
Granted	28,803,368		0.01	1.41
Exercised	(110,000)		0.01
Forfeited	-
Warrants outstanding at December 31, 2020	28,693,368		0.01	1.12
Granted	6,787,000		0.01	1.50
Exercised	(6,709,890)		0.01
Forfeited	-
Warrant outstanding at December 31, 2021	28,770,478		$0.01	0.44

The intrinsic value of warrants outstanding as of December 31, 2021 was $3,288.

The warrants granted during the period ending December 31, 2021 and 2020 were valued using the Black-Scholes option pricing model using the following weighted average assumptions:

	Year Ended December 31,
	2021	2020
Expected term, in years	1.5	2.83
Expected volatility	100%	162.24%
Risk free interest rate	0.11%	0.44%
Dividend yield	-	-

8. INCOME TAXES

The Company computes income taxes using the asset and liability approach. The Company currently has no issue that creates timing differences that would mandate a deferred tax expense. Due to the uncertainty as to the utilization of net operating loss carryforwards, a valuation allowance has been made to the extent of any tax benefit that net operating losses may generate. No provision for income tax has been recorded for the years ended December 31, 2021 and December 31, 2020 due to the Company’s operating losses.

As of December 31, 2021, the Company has a net operating loss for tax purposes of CAD $15,715,067 (2020 – CAD $11,448,330) that can be carried forward over 20 years.

Deferred Income Taxes

Deferred income taxes primarily represent the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The components of the Company’s deferred taxes are as follows:

	2021	2020
Deferred tax assets (liabilities):
Deferred tax asset, beginning	$1,074,000	$741,000
Increase in valuation reserve	2,365,000	333,000
Deferred tax asset, ending	3,439,000	1,074,000
Valuation allowance	(3,439,000)	(1,074,000)
Net deferred tax assets	$-	$-

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

9. SUBSEQUENT EVENTS

On January 8, 2022, the Company entered into a stock purchase agreement to acquire 100% of the issued and outstanding shares of Rejuv IV, Inc., a California company, (or “Ketadash”) from the seller (the “Seller”). The purchase price of the shares is $250,000 payable as follows: (i) $75,000 in cash, and (ii) $175,000 of common stock valued at the average closing price for the five trading days preceding January 8, 2022. As of the date of this filing, the Company paid 100% of the purchase price, paid the $75,000 in cash and issued 19,977,169 shares of common stock.

Subsequent to year end, the Company issued 15,800,000 shares of common stock upon the conversion of $158,000 of convertible debt in accordance with the terms of the agreement.

Subsequent to year end, the Company issued 5,055,381 to a consultant for services rendered at a fair value of approximately $75,000.

Subsequent to year end, the Company received 212,488 shares of Wesana Health Holdings, Inc. in exchange for all of the Company’s Psytech shares.

Mycotopia Merger

On May 18, 2022, Mycotopia entered into an Agreement and Plan of Merger (the “Agreement” whereby Mycotopia will merge with a wholly owned subsidiary of PSLY.com. Simultaneously E,iVentures, Inc. (“E.i”) will merge with a separate wholly owned subsidiary of PSLY.com.

At closing each share of common stock of Mycotopia, par value $.001 per share (the “Mycotopia Common Stock”), issued and outstanding immediately prior to the effective time of the merger shall be converted into the right to receive 0.25 fully paid and nonassessable share of PSLY.com Common Stock.

At Closing each share of common stock of E.i will be convertible into the right receive a number of PSLY.com Common Stock equal to (i) the sum of $360,000,000 (Three Hundred Sixty Million Dollars) (ii) divided by $1.56, the result of which is divided by (iii) the product of the total number of shares of EVI Common Stock then issued and outstanding times four (4).

The closing of the Merger will take place as soon as practicable (and, in any event, within two (2) Business Days) after satisfaction of all conditions to the Merger.

