Form 20-F/A
period 2021-12-31
Ehave, Inc.
filed 2024-03-21
CIK 1653606

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
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Ehave, Inc. (the “Company”) filed its Annual Report on Form 20-F for the year ended December 31, 2021, with the Securities and Exchange Commission (“SEC”) on May 27, 2022 (the “Original Form 20-F”). This Amendment No. 1 on Form 20-F/A (“Amendment No. 1” or “Form 20-F/A”) is being filed to reflect the restatement of property and equipment, other assets, accounts payable and accrued expenses, accrued expenses- related party, current portion of convertible notes, net of debt discount, common stock, accumulated deficit, non-controlling interest, general and administrative expense, interest expense, amortization expense, net loss from continuing operations, net loss, loss attributable to the noncontrolling interest, and net loss attributable to Ehave, Inc. stockholders (the “Restatement”) in the consolidated balance sheet and statement of operations for the year ended December 31, 2021.

The Restatement is due to the Company performing an evaluation of its accounting in connection with the fair value of common stock issued, the issuance of convertible notes and the related interest and amortization of debt discount, the reclass of fixed assets, and the employment agreement entered into between Mycotopia Therapies, Inc. (“Mycotopia”) and Ben Kaplan, the Company’s CEO. Management determined that the Original Form 20-F does not give effect to the items mentioned above including the issuance of a warrant (the “Warrant”) to purchase shares for 5% of the fully diluted common stock outstanding of Mycotopia. The Company recorded an additional stock-based compensation expense of $2,029,861 in relation to the Warrant. The cash compensation and Warrant was granted to the CEO of the Company pursuant to his consulting agreement with Mycotopia entered into on November 17, 2021. On April 25, 2023, management concluded its evaluation and determined that the identified errors require the filing of Amendment No. 1, as further discussed in Notes 1 and 4 to the consolidated financial statements included in this Form 20-F/A.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this Annual Report on Form 20-F/A. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, including our belief as to the potential of MegaTeam and Ninja Reflex applications as an effective remediation tool for ADHD and our expectations as to the success of our research and related content distribution in 2022 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in the Annual Report on Form 20-F filed on May 27, 2022, particularly those in “Item 3. Key Information – D. Risk Factors.” See also “Special Note Regarding Forward-Looking Statements.”

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

2

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

During the year ended December 31, 2021, we issued convertible promissory notes in the principal amount of $1,768,700, in the aggregate. The principal amount includes $224,000 of original issue discount and 7,438,333 warrants with an exercise price of $0.01 per share. The term of the notes are between 18 and 24 months. The notes mature from July 2022 to December 2023. The convertible promissory notes are convertible into shares of common stock at $0.01 per share. During the year ended December 31, 2021, we converted $1,469,004 of principal debt and interest, and issued 141,635,524 shares of common stock, in the aggregate, upon conversion of the convertible promissory notes.

Operating Losses

Since our inception, we have incurred significant operating losses. Our net losses were $11,481,906 and $3,514,736 for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, we had an accumulated deficit of $29,966,387. We expect to continue to incur significant expenses and operating losses over the next several years. Our net losses may fluctuate significantly from quarter to quarter and from year to year. We anticipate that our expenses will increase significantly as we plan to continue development and commercialization of MegaTeam, NinjaReflex and KetaDash products as well as to engage in continuing research and development related to products and services.

A.	Operating Results

Years Ended December 31, 2021, and December 31, 2020

Revenues

We have no revenue from continuing operations for the years ended December 31, 2021 and 2020.

General and Administrative

General and administrative expenses increased $5,167,305 to $9,088,841 for the year ended December 31, 2021 compared to $3,921,536 for the year ended December 31, 2020. The increase was primarily due to the increase of stock-based compensation in the amount of approximately $5,000,000, which includes stock based compensation to the Chief Executive Officer of $1,282,826, and the increase in medical advisory board fees, related travel, consulting and professional fees of approximately $100,000.

3

Other income and expenses

The Company recorded other expense for the year ended December 31, 2021 in the amount of $2,393,065 compared to $406,800 of other income for the year ended December 31, 2020. The increase in expense in the amount of $2,799,865 primarily relates to a decrease in interest expense of $66,188, an increase in amortization expense of $1,559,978, the decrease in gain on settlement of debt in the amount of $4,133,529, and the decrease in other income of $176,933, offset by the decrease in the loss on the change in fair value of derivative liability in the amount of $3,004,387.

B.	Liquidity and Capital Resources

Through December 31, 2021, we have incurred an accumulated deficit of $29,966,387, primarily as a result of expenses incurred through a combination of development and commercialization activities related to our products and general and administrative expenses supporting those activities, as well as a net loss of $11,481,906 and negative operating cash flows during the year ending December 31, 2021. Our total cash balance as of December 31, 2021 was $2,350,741. At December 31, 2021, we had a working capital deficit of $872,988. We anticipate that we will continue to incur losses and negative cash flows from operations, and that such losses will increase over the next several years due to development costs associated with our Ehave Dashboard, MegaTeam, and Ninja Reflex products, until our products reach commercial profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, based on our current projections, we may not have sufficient resources to fund operations through the third quarter of 2022. Therefore, there is substantial doubt about our ability to continue as a going concern.

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

Operating Activities

Net cash used in operating activities for the year ended December 31, 2021 was $2,062,986, which includes a net loss of $11,481,906, offset by non-cash adjustments of $8,667,475 principally related to stock based compensation expense of $4,966,508, equity payable to the Chief Executive Officer recorded as operating expense of $1,282,826, amortization of debt discount of $2,364,334, impairment of fixed assets of $100,000, depreciation expense of $249, and a gain on settlement of debt of $46,442. The change in net working capital items resulted in an increase of $750,783 primarily related to the increase in accrued expenses – related party of $288,000, the increase in account payable and other payables of $488,536, and an increase in prepaid expenses and other current assets of $25,753.

4

Investing Activities

Net cash used in investing activities for the year ended December 31, 2021 was $162,084, from the purchase of fixed assets.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2021 was $2,711,363, principally related to the net proceeds from convertible notes in the amount of $1,512,500 and the proceeds from Reg A investments of $1,502,000, offset by repayment of promissory notes of $302,637.

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

We have the following contractual obligations as of December 31, 2021:

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

5

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 21, 2024

EHAVE, INC.

/s/ Ben Kaplan
Ben Kaplan
Chief Executive Officer

/s/ Jay Cardwell
Jay Cardwell
Chief Financial Officer

6

INDEX TO

CONSOLIDATED FINANCIAL STATEMENTS

Page
Financial Statements

Reports of Independent Registered Accounting Firm	F – 2
Consolidated Balance Sheets as of December 31, 2021 and 2020	F – 4
Consolidated Statements of Operations and Other Comprehensive Loss for the years ended December 31, 2021 and 2020	F – 5
Consolidated Statements of Changes in Stockholders’ Deficit for the years ended December 31, 2021 and 2020	F – 6
Consolidated Statements of Cash Flows for the years ended December 31, 2021 and 2020	F – 7
Notes to the Consolidated Financial Statements	F – 8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

EHAVE, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of EHAVE, Inc. (the Company) as of December 31, 2021 and the related consolidated statements of operations and comprehensive loss, stockholders’ (deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Consideration of the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered losses and has negative working capital which raises substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Pinnacle Accountancy Group of Utah

We have served as the Company’s auditor since 2023.

Pinnacle Accountancy Group of Utah

(a dba of Heaton & Company, PLLC)

PCAOB ID: 6117

Farmington, Utah

March 21, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of EHAVE, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of EHAVE, Inc. (the “Company”) as of December 31, 2020 and the related consolidated statement of operations and other comprehensive loss, changes in stockholders’ deficit and cash flows for each of the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

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

PCAOB ID : 76

Dallas, Texas

May 27, 2022

EHAVE, INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

	As of December 31,
	2021	2020
	(Restated)
ASSETS

CURRENT ASSETS:
Cash	$2,350,741	$1,865,110
Prepaid expenses	-	24,247
Investments	26,250	26,250
Other current assets	50,000	40,000
Total current assets	2,426,991	1,955,607

Property and equipment	2,497	-
Other asset	99,338	-

TOTAL ASSETS	$2,528,826	$1,955,607

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$1,783,015	$1,299,866
Accrued expenses - related party	338,000	50,000
Promissory note	-	349,079
Current portion of convertible notes, net of debt discount	1,178,964	222,493
Total current liabilities	3,299,979	1,921,438

Long-term portion of convertible notes, net of debt discount	130,147	432,578
TOTAL LIABILITIES	3,430,126	2,354,016

COMMITMENTS AND CONTINGENCIES (NOTE 6)

STOCKHOLDERS’ DEFICIT:
Common Stock, no par value, unlimited shares authorized, 244,523,925 and 67,169,962 shares issued and outstanding, respectively	27,041,236	17,328,406
Equity payable	3,157,789	1,874,963
Accumulated deficit	(29,966,387)	(19,729,562)
Accumulated other comprehensive income	114,597	127,784
TOTAL EHAVE, INC. STOCKHOLDERS’ DEFICIT	347,235	(398,409)
Non-controlling interest	(1,248,535)	-
TOTAL STOCKHOLDERS’ DEFICIT	(901,300)	(398,409)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$2,528,826	$1,955,607

The accompanying notes are an integral part of these consolidated financial statements.

EHAVE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

(Expressed in U.S. Dollars)

	For the Years Ended December 31,
	2021	2020
	(Restated)

Operating expenses
General and administrative	$9,088,841	$3,921,536

Total operating expenses	9,088,841	3,921,536

OPERATING LOSS	(9,088,841)	(3,921,536)

Other income (expenses)
Interest expense	(75,173)	(141,361)
Amortization expense	(2,364,334)	(804,356)
(Loss) gain on settlement of debt	46,442	4,179,971
Change in fair value of derivative liability	-	(3,004,387)
Other income	-	176,933
Total other income (expense)	(2,393,065)	406,800

Net loss from operations	(11,481,906)	(3,514,736)

Net loss	(11,481,906)	(3,514,736)
Less: loss attributable to the noncontrolling interest	1,245,081	-
Net loss attributable to Ehave, Inc. stockholders	$(10,236,825)	$(3,514,736)

Other comprehensive loss
Foreign exchange translation adjustment	(13,187)	(13,853)
Total other comprehensive loss	(13,187)	(13,853)

Comprehensive loss	$(11,495,093)	$(3,528,589)

NET LOSS PER SHARE ATTRIBUTABLE TO EHAVE, INC. STOCKHOLDERS
Basic and diluted	$(0.07)	$(0.11)
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic and diluted	140,342,653	32,622,248

The accompanying notes are an integral part of these consolidated financial statements.

EHAVE, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

(Expressed in U.S. Dollars)

	Common Stock		Equity	Accumulated	Accumulated Other Comprehensive	Total Ehave,	Non-Controlling	Total
	Shares	Amount	Payable	(Deficit)	Income	Inc. Equity	Interest	Equity
Balance, January 1, 2020	25,413,920	$13,842,414	$-	(16,214,826)	$141,637	$(2,230,775)	$-	$(2,230,775)
Fair value of warrants and beneficial conversion feature issued in connection with convertible debt	-	2,112,765	-	-	-	2,112,765	-	2,112,765
Common stock issued upon conversion of convertible promissory notes and accrued interest	37,818,154	378,182	-	-	-	378,182	-	378,182
Common stock issued for Curedash	353,622	40,000	-	-	-	40,000	-	40,000
Common stock issued for Psytech	1,050,000	26,250	-	-	-	26,250	-	26,250
Common stock issued upon cashless warrant exercise	100,909	-	-	-	-	-	-	-
Stock based compensation	2,433,357	928,795	-	-	-	928,795	-	928,795
Equity payable to Chief Executive Officer	-	-	1,874,963	-	-	1,874,963		1,874,963
Foreign exchange translation	-	-	-	-	(13,853)	(13,853)	-	(13,853)
Net loss	-	-	-	(3,514,736)	-	(3,514,736)	-	(3,514,736)
Balance, December 31, 2020	67,169,962	17,328,406	1,874,963	(19,729,562)	127,784	(398,409)	-	(398,409)
Disposal and re-acquisition of Mycotopia Therapies, Inc.	-	3,454		-	-	3,454	(3,454)	-
Common stock issued for regulation A offerings	22,682,142	1,502,000	-	-		1,502,000	-	1,502,000
Fair value of warrants and beneficial conversion feature issued in connection with convertible debt	-	1,771,864	-	-	-	1,771,864	-	1,771,864
Common stock issued upon conversion of convertible promissory notes and accrued interest	141,635,524	1,469,004	-	-	-	1,469,004	-	1,469,004
Common stock issued upon cashless warrant exercise	5,681,985	-	-	-	-	-	-	-
Stock based compensation (Restated)	7,354,312	4,966,508	-	-	-	4,966,508	-	4,966,508
Equity payable to Chief Executive Officer	-	-	1,282,826	-	-	1,282,826	-	1,282,826
Foreign exchange translation	-	-	-	-	(13,187)	(13,187)	-	(13,187)
Net loss (Restated)	-	-		(10,236,825)	-	(10,236,825)	(1,245,081)	(11,481,906)
Balance, December 31, 2021 (Restated)	244,523,925	$27,041,236	$3,157,789	(29,966,387)	$114,597	$347,235	$(1,248,535)	$(901,300)

The accompanying notes are an integral part of these consolidated financial statements.

EHAVE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	For the Years Ended December 31,
	2021	2020
	(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(11,481,906)	$(3,514,736)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	249	-
Stock based compensation	4,966,508	928,795
Amortization of debt discount	2,364,334	896,348
Equity payable to Chief Executive Officer recorded as operating expense	1,282,826	1,874,963
Impairment of fixed assets	100,000
Loss (gain) on settlement of debt	(46,442)	(4,179,971)
Gain on forgiveness of development grant	-	(176,933)
Change in fair value of derivative liability	-	3,004,387
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(25,753)	451,550
Accounts payable and other payables	488,536	677,576
Accrued expenses - related party	288,000	-
NET CASH USED IN OPERATING ACTIVITIES	(2,063,648)	(38,021)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(162,084)	-
NET CASH USED IN INVESTING ACTIVITIES	(162,084)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of promissory notes	(302,637)	(138,561)
Net proceeds from convertible notes	1,512,000	2,238,170
Payment of convertible notes	-	(141,000)
Financing fees	-	(63,500)
Proceeds from Reg A investment	1,502,000	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,711,363	1,895,109

Effect of exchange rate on cash	-	(9,508)

Net increase (decrease) in cash	485,631	1,847,580

Cash, beginning of period	1,865,110	17,530
Cash, end of period	$2,350,741	$1,865,110

NON-CASH INVESTING AND FINANCING ACTIVITIES
Common stock issued for conversion of debt and accrued interest	$1,469,004	$378,182
Common stock issued for CureDash	$-	$40,000
Common stock issued for Psytech	$	$26,250

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

EHAVE, INC. AND SUBSIDIARIES

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

Reclassification

Certain amounts have been reclassified for the year ended December 31, 2020 in order to conform to current period presentation. The Company reclassed $50,000 from accounts payable and accrued expenses to accrued expenses – related party for Ben Kaplan’s cash compensation.

Restatement of Previously Issued Financial Statements

Subsequent to the Company’s filing of its Annual Report on Form 20-F for the year ended December 31, 2021, with the Securities and Exchange Commission on May 27, 2022, the Company performed an evaluation of its accounting in connection with the employment agreement entered into between Mycotopia Therapies, Inc. (“Mycotopia”), a majority owned subsidiary of the Company, and Ben Kaplan, the Company’s CEO. Management determined that the Original Form 20-F does not give effect to $288,000 cash compensation and the issuance of a warrant (the “Warrant”) to purchase shares for 5% of the fully diluted common stock outstanding of Mycotopia. The cash compensation and Warrant was granted to the Chief Executive Officer of the Company pursuant to his consulting agreement (the “Consulting Agreement”) with Mycotopia entered into on November 17, 2021. The Company recorded an additional stock-based compensation expense of $2,029,861 in relation to the Warrant. Management concluded on May 12, 2023 that it has identified errors in its calculation of compensation in relation to the Consulting Agreement. Accordingly, the Company restates its consolidated financial statements in this Form 20-F/A as outlined further below and in Note 4 – Related Party Transactions. Upon review of the Company’s previously filed 20-F, the following errors were discovered and recorded:

●	Reclass of $99,338 from property and equipment to other asset, reduce accumulated depreciation and depreciation expense by $39,680 associated with the reclass.
●	Record a reduction in accounts payable and accrued expenses of $51,727, inclusive of reclass mentioned below
●	Record $288,000 of cash compensation for Ben Kaplan cash compensation as accrued expenses – related party
●	Reclass $50,000 from accounts payable and accrued expenses to accrued expense – related party of $50,000 for Ben Kaplan cash compensation accrued at December 31, 2020
●	Record $55,000 of convertible notes payable
●	Record $55,000 of common stock in relation to warrants and conversion feature for convertible notes payable entered into.
●	Reclass $861,414 from non-controlling interest to accumulated deficit
●	Record stock based compensation of $2,149,906, inclusive of $2,029,861 related to the Warrant expense
●	Record amortization expense of $423,280 in relation to debt discount

EHAVE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

The following table sets forth the effects of the adjustments on affected items within the Company’s previously reported consolidated balance sheets for the year ended December 31, 2021:

	As Reported	Adjustment	As Corrected
Property and equipment	82,185	(79,688)	2,497
Other asset	-	99,338	99,338
Total assets	2,509,176	19,650	2,528,826
Accounts payable and accrued expenses	1,834,742	(51,727)	1,783,015
Accrued expenses – related party	-	338,000	338,000
Current portion of convertible notes, net of debt discount	1,067,199	111,765	1,178,964
Total current liabilities	2,901,941	398,038	3,299,979
Total liabilities	3,032,088	398,038	3,430,126
Common stock	24,631,466	2,409,770	27,041,236
Accumulated deficit	(26,316,815)	(3,649,572)	(29,966,387)
Total Ehave, Inc. stockholders’ deficit	1,587,037	(1,239,802)	347,235
Non-controlling interest	(2,109,949)	861,414	(1,248,535)
Total stockholders’ deficit	(522,912)	(378,388)	(901,300)
Total liabilities and stockholders’ deficit	2,509,176	19,650	2,528,826

The following table sets forth the effects of the adjustments on affected items within the Company’s previously reported consolidated statements of operations and other comprehensive loss for the year ended December 31, 2021:

	As Reported	Adjustment	As Corrected
General and administrative	6,681,261	2,407,580	9,088,841
Total operating expenses	6,681,261	2,407,580	9,088,841
Operating loss	(6,681,261)	(2,407,580)	(9,088,841)
Interest expense	(70,953)	(4,220)	(75,173)
Amortization expense	(1,941,054)	(423,280)	(2,364,334)
Net loss from continuing operations	(8,693,748)	(2,788,158)	(11,481,906)
Net loss	(8,693,748)	(2,788,158)	(11,481,906)
Loss attributable to the noncontrolling interest	2,106,495	(861,414)	1,245,081
Net loss attributable to Ehave, Inc. stockholders	(6,587,253)	(3,649,573)	(10,236,825)
Comprehensive loss	(8,706,935)	(2,788,158)	(11,495,093)
Basic and diluted net loss per share attributable to Ehave, Inc. stockholders	(0.05)	(0.02)	(0.07)

Additionally, please refer to Note – Related Party Transactions, where the Company has included additional disclosure related to the CEO’s consulting agreement with Mycotopia.

Basis of Presentation and principles of consolidation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States and are expressed in U.S. dollars. The Company’s functional currency is the U.S. Dollar. The Company’s fiscal year-end is December 31. The consolidated financial statements include the amounts of the Company and its subsidiary, Mycotopia Therapies, Inc. (“Mycotopia”) of which the Company has a 75.77% controlling ownership interest. All inter-company accounts and transaction have been eliminated in consolidation. Certain reclassifications have been made to the prior period consolidated financial statements to conform to the current period presentation.

EHAVE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

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

Significant Concentrations and Risks

The Company maintains its cash in bank deposit and checking accounts that at times exceed federally insured limits of $250,000. Approximately $2.1 million is subject to credit risk at December 31, 2021. However, these cash balances are maintained at creditworthy financial institutions. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Software Products and Research and Development

Software development costs are expensed as incurred and consist primarily of design and development costs of new products, and significant enhancements to existing products incurred before the establishment of technological feasibility. Costs incurred subsequent to technological feasibility of new and enhanced products, costs incurred to purchase or to create and implement internal-use software, and software obtained through business acquisitions are capitalized. Such costs are amortized over the estimated useful lives of the related products, using the straight-line method. For the years ended December 31, 2021 and 2020, the Company recorded $101,633 and $0, respectively, as general and administrative expense for software development costs,

Stock Based Compensation

We follow ASC Topic 718, Compensation–Stock Compensation, which prescribes accounting and reporting standards for all share-based payment transactions in which employee and non-employee services are acquired. Share-based payments to employees and non-employees, including grants of stock options, are recognized as compensation expense in the financial statements based on their fair values on the grant date. That expense is recognized over the period required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense totaled $363,450 and $0 for the years ended December 31, 2021 and 2020, respectively.

EHAVE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

Impairment of Long-lived Assets

Management reviews long-lived assets that are held and used for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared with the asset’s carrying amount to determine if there has been an impairment, which is calculated as the difference between the fair value of an asset and its carrying value. Estimates of future undiscounted cash flows are based on expected growth rates for the business, anticipated future economic conditions and estimates of residual values. Fair values take into consideration management’s estimates of risk-adjusted discount rates, which are believed to be consistent with assumptions that marketplace participants would use in their estimates of fair value. During the year ended December 31, 2021, the Company recorded an impairment on fixed assets in the amount of $100,000. There were no impairments of property and equipment or intangible assets recognized during the years ended December 31, 2020.

Property and Equipment

Property and equipment is recorded at cost, less accumulated depreciation. Depreciation of property and equipment is determined using the straight-line method of the estimated useful lives of the related assets. Expenditures for repairs and maintenance are charged to expense as incurred, and expenditures for betterments and major improvements are capitalized and depreciated over the remaining useful lives of the assets. During the year ended December 31, 2021, the Company recorded an impairment on fixed assets in the amount of $100,000.

The assets’ estimated lives used in computing depreciation for property, plant and equipment are as follows:

Medical equipment	5 years

As of December 31, 2021 and 2020, property and equipment consisted of the following:

	December 31,
	2021	2020
Medical equipment	$2,746	$-
Total	2,746	-
Less, accumulated depreciation	(249)	-
Equipment, net	$2,497	$-

During the years ending December 31, 2021 and 2020, the Company recorded depreciation expense of $249 and $0, respectively.

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

EHAVE, INC. AND SUBSIDIARIES

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

Net Loss per Common Share, basic

The Company has adopted Accounting Standards Codification (“ASC”) subtopic 260-10, Earnings Per Share (“ASC 260-10”) specifying the computation, presentation and disclosure requirements of earnings per share (EPS) information. Basic earnings (loss) per share includes no dilution and is computed by dividing net income or loss by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution of securities that could share in the earnings or losses of the entity. For the year ended December 31, 2021, the Company had outstanding warrants to purchase 29,320,478 common shares and 148,428,343 common shares issuable upon the conversion of debt excluded from weighted average diluted common shares because their inclusion would have been antidilutive. For the year ended December 31, 2020, the Company had outstanding warrants to purchase 28,693,368 common shares and 216,630,546 common shares issuable upon the conversion of debt excluded from weighted average diluted common shares because their inclusion would have been antidilutive.

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

Through December 31, 2021, the Company has incurred an accumulated deficit of $29,966,387, primarily as a result of expenses incurred through a combination of development and commercialization activities related to our products and general and administrative expenses supporting those activities, as well as an operating loss of $9,088,841 for the year ended December 31, 2021. Our total cash balance as of December 31, 2021 was $2,350,741. At December 31, 2021, we had a working capital deficit of $872,988. We anticipate that we will continue to incur losses and negative cash flows from operations, and that such losses will increase over the next several years. As a result of these expected losses and negative cash flows from operations, along with our current cash position, we may not have sufficient resources to fund operations for one year from the date we issued these financial statements. Therefore, there is substantial doubt about our ability to continue as a going concern.

To further improve the Company’s liquidity position, the Company’s management continues to explore additional equity and debt financing through discussions with investment bankers and private investors. Further, the Company’s management continues to explore strategic acquisitions in order to achieve profitability. There can be no assurance that the company will be successful in its effort to secure additional financing. The financial statements do not include any adjustments relating to the recoverability of assets and the amount or classification of liabilities that might be necessary should the company be unable to continue as a going concern.

EHAVE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

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

Ehave Consulting Agreement with the CEO

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

EHAVE, INC. AND SUBSIDIARIES

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

The Company will pay the CEO a bonus in restricted stock or restricted stock units based on the following Market Capitalization by maintaining the below market cap for a period of 22 consecutive trading days:

Bonus (Shares)	Market Capitalization Milestone (U.S. Dollars)
5,000,000	$20,000,000
5,000,000	$40,000,000
5,000,000	$60,000,000
5,000,000	$80,000,000
5,000,000	$100,000,000

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

EHAVE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

Equity Payable to Chief Executive Officer

As of December 31, 2021 and 2020, the Company had a balance of $3,157,789 and $1,874,963, respectively, as equity payable for Significant Transactions. During the years ended December 31, 2021 and 2020, the Company recorded $1,282,826 and $1,874,963, respectively, as general and administrative expense for Significant Transactions entered into during the periods.

Mycotopia Consulting Agreement with the CEO

On November 17, 2021, Mycotopia entered into an Executive Consulting Agreement (the “Mycotopia Consulting Agreement”), with Benjamin Kaplan (“BK”) to serve as the Company’s CEO for an initial term of 36 months. As of December 31, 2021, the Company recorded $288,000 for cash compensation as accrued expense - related party in relation to the Mycotopia Consulting Agreement. During the year ending December 31, 2021, the Company recorded $2,317,861 as general and administrative expense, of which $2,029,861 was recorded as stock-based compensation in relation to the Warrant issued in connection with the Mycotopia Consulting Agreement.

Significant terms of the Mycotopia Consulting Agreement are as follows:

BK was granted a Warrant to purchase that number of shares of Mycotopia common stock equal to 5% of the issued and outstanding Mycotopia common shares, on a fully diluted basis. The Warrant has an exercise price of $0.01 per share and shall expire November 16, 2023.

During the year ended December 31, 2021, the Company issued 812,118 vested Mycotopia warrants in accordance with the Warrant valued at $2,029,861.

Bonus

The Company will pay the CEO a bonus in Mycotopia restricted stock or restricted stock units based on the following EBITDA milestones. For the year ending December 31, 2021, no EBITDA milestones were met, and no amounts have been recorded for the bonus milestones.

Bonus	EBITDA Milestones
$100,000	1st $1,000,000
$100,000	2nd $1,000,000
$100,000	3rd $1,000,000
$100,000	4th $1,000,000
$100,000	5th $1,000,000

The Company will pay the CEO a bonus in restricted stock or restricted stock units based on the following Mycotopia market capitalization by maintaining the below market cap for Mycotopia for a period of 22 consecutive trading days:

Bonus (Shares)	Market Capitalization Milestone
250,000	$30,000,000
250,000	$40,000,000
250,000	$60,000,000
250,000	$80,000,000
250,000	$100,000,000

Stock Grants – Significant Transactions

Upon the Company closing of a Significant Transaction with Mycotopia, the CEO shall be granted shares of Mycotopia common stock or new series of Mycotopia preferred shares that is convertible into Mycotopia common stock equal to 5% of the value of all the consideration, including any stock, cash or debt of such completed transaction for Mycotopia. A “Significant Transaction” shall mean a financing of at least $500,000 or the closing of an acquisition with a valuation of at least $1,000,000 for Mycotopia. For the year ending December 31, 2021, the Company did not grant any equity in relation to a Significant Transaction.

As of December 31, 2021, no amounts have been accrued related to the bonuses.

EHAVE, INC. AND SUBSIDIARIES

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

5. PROMISSORY NOTE AND CONVERTIBLE PROMISSORY NOTES

Convertible Notes

During the years ended December 31, 2021 and 2020, the Company issued convertible promissory notes (the “Notes”) with a term of 18 and 24 months upon issuance. The Notes were issued with an original issue discount (an “OID”) of 10%, and mature beginning April 2022 thru December 2023. At December 31, 2021 the Notes are convertible into 148,428,343 shares of the Company’ common stock and 1,007,500 shares of Mycotopia common stock. During the years ended December 31, 2021 and 2020, the Company issued 141,635,524 and 37,818,154, respectively, shares of common stock upon conversion of the Notes and accrued interest.

The following table summarizes the Notes activity during the years ended December 31, 2021 and 2020:

As of December 31,2021
Convertible promissory notes, balance at January 1, 2020	$-
Issuances	2,544,487
Conversions	(378,182)
Debt discount	(2,407,582)
Amortization of original issue discount (interest expense)	804,356
Amortization of BCF and warrants (amortization expense)	91,992
Convertible promissory notes, balance at December 31, 2020	655,071
Issuances	1,768,700
Conversions (not inclusive of accrued interest of $44,104)	(1,424,900)
Debt discount	(2,054,904)
Amortization of debt discount	2,364,334
Convertible promissory notes, balance at December 31, 2021	$1,309,111

Promissory Note

On December 20, 2021, the Company entered into a settlement agreement to apply the $302,637 tax refund from Ontario Interactive Digital Media Tax Credit as payment for the promissory note recorded in the amount of $349,079 as of December 31, 2020. In connection with the settlement, previous amounts of principal and accrued interest due under the promissory note were forgiven in the aggregate amount of $350,739. As part of the settlement, the Company agreed to compensate the lenders and issue $50,569 worth of common stock. The $50,569 has been recorded as accounts payable and accrued expense as of December 31, 2021. For the year ended December 31, 2021, the Company recorded in its consolidated statements of operations a loss on settlement of debt in the amount of $480.

EHAVE, INC. AND SUBSIDIARIES

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

Medical Advisory Board Agreements

During the period ended December 31, 2020, the Company entered into medical advisory board agreements with four members for a term of one year each. As consideration for the services to be rendered, the Company agreed to pay $45,000 in cash and $155,000 worth of common stock. As of December 31, 2021 and 2020, the Company has accrued $233,110 and $105,438 in relation to these agreements.

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

EHAVE, INC. AND SUBSIDIARIES

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

During the year ended December 31, 2021, the Company issued 141,635,524 shares of common stock, in the aggregate, upon the conversion of convertible promissory notes and accrued interest in the amount of $1,469,004, in the aggregate. (see Note 5).

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

During the year ending December 31, 2021, the Company issued 7,354,312 shares of Ehave common stock for services rendered and recorded $654,647 in relation to these shares issued.

EHAVE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

During the year ended December 31, 2021, the Company issued 812,118 vested Mycotopia warrants and recorded stock compensation of $2,029,861.

During the year ended December 31, 2021, the Company recorded stock compensation of $2,252,000 in relation to services rendered for Mycotopia.

During the year ended December 31, 2021, the Company recorded stock compensation of $30,000 in relation to medical advisory board fees for services rendered for Mycotopia.

Warrants Issued

The following table reflects a summary of Common Stock warrants outstanding and warrant activity during the period ended December 31, 2021 and 2020.

	Underlying Shares	Weighted Average Exercise Price		Weighted Average Term (Years)
Warrants outstanding at January 1, 2020	-	$
Granted	28,803,368		0.01	1.41
Exercised	(110,000)		0.01
Forfeited	-
Warrants outstanding at December 31, 2020	28,693,368		0.01	1.12
Granted	7,337,000		0.01	1.50
Exercised	(6,709,890)		0.01
Forfeited	-
Warrant outstanding at December 31, 2021	29,320,478		$0.01	0.44

The intrinsic value of warrants outstanding as of December 31, 2021 was $18,844.

The warrants granted during the period ending December 31, 2021 and 2020 were valued using the Black-Scholes option pricing model using the following weighted average assumptions:

	Year Ended December 31,
	2021	2020
Expected term, in years	1.5	2.83
Expected volatility	100%	162.24%
Risk free interest rate	0.09 - 0.13%	0.44%
Dividend yield	-	-

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

As of December 31, 2021, the Company has a net operating loss for tax purposes of CAD $15,824,709 (2020 – CAD $11,448,330) that can be carried forward over 20 years.

EHAVE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

Deferred Income Taxes

Deferred income taxes primarily represent the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The components of the Company’s deferred taxes are as follows:

	2021	2020
Deferred tax assets (liabilities):
Deferred tax asset, beginning	$1,074,000	$741,000
Increase in valuation reserve	2,452,000	333,000
Deferred tax asset, ending	3,526,000	1,074,000
Valuation allowance	(3,526,000)	(1,074,000)
Net deferred tax assets	$-	$-

The following table summarizes the significant differences between the Canadian Federal statutory tax rate and the Company’s effective tax rate for financial statement purposes for the years ended December 31, 2021 and 2020:

	2021	2020
Canadian statutory tax rate	15.00%	15.00%
Provincial income taxes, net of federal benefit	12.05%	1.17%
Foreign rate differential	0.09%	0.00%
Amortization of debt discount	(3.09)%	(8.20)%
Derivatives	0.00%	10.75%
Stock based compensation	(6.32)%	0.00%
Change in valuation allowance	(21.33)%	(20.25)%
Foreign Exchange Rate Change	3.16%	1.53%
Other	0.44%	0.00%
Totals	0.00%	0.00%

The tax years from 2021 to 2023 are open for examination by the Canada tax authorities.

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

