Form 20-F
period 2022-12-31
Ehave, Inc.
filed 2024-12-30
CIK 1653606

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _____________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 000-56146

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 345,897,050 common shares as December 31, 2022

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the	Other
International Accounting Standards Board

☒	☐	☐

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

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data presented below for the three years ended December 31, 2022, is presented in U.S. dollars and is derived from our financial statements prepared in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). We have derived the selected financial data as of December 31, 2022, 2021, and 2020, and for the years ended December 31, 2022, 2021, and 2020, from our audited financial statements included elsewhere in this Annual Report on Form 20-F. The information set forth below should be read in conjunction with our financial statements (including notes thereto) included under Item 18 and “Operating and Financial Review and Prospects” included under Item 5 and other information provided elsewhere in this annual report on Form 20-F and our financial statements and related notes. The selected financial data in this section is not intended to replace the financial statements and is qualified in its entirety thereby.

	2022	2021	2020
	$	$	$
Net loss	(5,091,470)	(11,481,906)	(3,514,736)
Net comprehensive loss	(5,043,597)	(11,495,093)	(3,528,589)
Basic and diluted loss per share (1)	(0.01)	(0.07)	(0.11)
Total assets	1,357,770	2,528,826	1,955,607
Shareholders’ deficit	(3,349,518)	(901,300)	(398,409)
Cash dividends declared per share (2)	-	-	-
Weighted average number of common shares outstanding	302,889,686	140,342,653	32,622,248

Note:

(1) In 2022 we issued 101,373,125, in 2021 we issued 177,353,963, in 2020 we issued 40,980,848 shares of common stock

(2) We have not declared or paid any dividends since incorporation.

Exchange Rate Data

The following table sets forth the exchange rates for Canadian dollars expressed in U.S. dollars that have been used in the audited financial statements included elsewhere in this Annual Report on Form 20-F.

$1 Canadian dollar equivalent in U.S. dollars
At December 31, 2021	0.7901
At December 31, 2022	0.7370
Average for the year ended December 31, 2022	0.7657

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

We were incorporated in 2011. We reported a net loss of $5,091,470 and $11,481,906 for the fiscal year ended December 31, 2022 and 2021, respectively. We had an accumulated deficit of $34,167,210. We cannot anticipate when, if ever, our operations will become profitable. We expect to incur significant net losses as we develop and commercialize our products and pursue our business strategy. We intend to invest significantly in our business before we expect cash flow from operations to be adequate to cover our operating expenses. If we are unable to execute our business strategy and grow our business, for any reason, our business, prospects, financial condition and results of operations will be adversely affected.

As reflected in the financial statements for the years ended December 31, 2022, and December 31, 2021, included elsewhere in this Annual Report on Form 20-F, we had no significant revenues from continuing operations in 2022 and 2021 and need additional cash resources to maintain our operations. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent on our ability to raise additional capital. We cannot predict when, if ever, we will be successful in raising additional capital and, accordingly, we may be required to cease operations at any time, if we do not have sufficient working capital to pay our operating costs.

If we are unable to obtain additional funding, our business operations will be harmed.

In 2022, we were unable to raise any new convertible debentures and warrants. We raised an aggregate of $2,711,363 through loans and issuance of convertible debentures and warrants and pursuant to our Regulation A Offering in 2021. We anticipate that we will continue to incur losses and negative cash flows from operations, and that such losses will increase over the next several years due to development costs associated with Ehave Dashboard products and the rollout of Ketadash. As a result of these expected losses and negative cash flows from operations, along with our current cash position, based on our current projections, we may not have sufficient resources to fund operations through the fourth quarter of 2023 To the extent that we are required to raise additional funds to conduct research and acquire facilities, and to cover costs of operations, we intend to do so through additional public or private offerings of debt or equity securities. There are no assurances that we will be successful in obtaining the level of financing needed for our operations, and we may be unable to secure such funding when needed in adequate amounts or on acceptable terms, if at all. Any additional equity financing may involve substantial dilution to our then existing shareholders.

Our independent auditors have expressed their concern as to our ability to continue as a going concern.

We reported an accumulated deficit of $34,167,210 and had a stockholders’ deficit of $3,349,518 at December 31, 2022. As a result of our financial condition, we have received a report from our independent registered public accounting firm for our financial statements for the years ended December 31, 2022 and 2021 that includes an explanatory paragraph describing the uncertainty as to our ability to continue as a going concern without the infusion of significant additional capital. There can be no assurance that management will be successful in implementing its plans. If we are unable to raise additional financing, we may cease operations.

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

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring an annual assessment by management of the effectiveness of a public company’s internal controls over financial reporting and an attestation report by the company’s independent auditors addressing this assessment, if applicable. As discussed in Item 15 “Controls and Procedures” based on a review of our internal controls over financial reporting, management concluded that our internal controls over financial reporting were not effective due to the existence of a material weakness relating to a lack of an independent oversight over financial reporting, timely preparation and review of accounting records as of December 31, 2022. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls. Management intends to take this guidance into consideration as we work to resolve this weakness. For additional information, see Item 15 “Controls and Procedures.”

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

Our products involve the storage and transmission of customers’ proprietary information, as well as protected health information, or PHI, which, in the United States, is regulated under the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations, collectively “HIPAA,” and other state and federal privacy and security laws. Because of the extreme sensitivity of this information, the security features of our product are very important. If our security measures, some of which will be managed by third parties, are breached or fail, unauthorized persons may be able to obtain access to sensitive data, including HIPAA- regulated protected health information. A security breach or failure could result from a variety of circumstances and events, including but not limited to third-party action, employee negligence or error, malfeasance, computer viruses, attacks by computer hackers, failures during the process of upgrading or replacing software, databases or components thereof, power outages, hardware failures, telecommunication failures, user errors, and catastrophic events.

If our security measures were to be breached or fail, our reputation could be severely damaged, adversely affecting customer or investor confidence, customers may curtail their use of or stop using our products and our business may suffer. In addition, we could face litigation, damages for contract breach, penalties and regulatory actions for violations of HIPAA and other state and federal privacy and security regulations, significant costs for investigation, remediation and disclosure and for measures to prevent future occurrences. In addition, any potential security breach could result in increased costs associated with liability for stolen assets or information, repairing system damage that may have been caused by such breaches, incentives offered to customers or other business partners in an effort to maintain the business relationships after a breach and implementing measures to prevent future occurrences, including organizational changes, deploying additional personnel and protection technologies, training employees and engaging third- party experts and consultants. While we maintain insurance covering certain security and privacy damages and claim expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and in any event, insurance coverage would not address the reputational damage that could result from a security incident.

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

Our Articles of Incorporation authorizes the issuance of an unlimited number of our common shares, no par value, of which 345,897,050 shares are currently issued and outstanding. The future issuance of common shares may result in substantial dilution in the percentage of our common shares held by our then existing shareholders. We may value any common shares issued in the future on an arbitrary basis. The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors and may have an adverse effect on any trading market of our common shares.

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

We may be classified as a Passive Foreign Investment Company, or PFIC, for U.S. federal income tax purposes in 2022 and may continue to be, or become, a PFIC in future years, which may have negative tax consequences for U.S. investors.

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

On the closing date, pursuant to the Purchase Agreement, the Company executed (i) a six month lock-up agreement restricting the resale of the Consideration Shares if ZYUS completes an initial public offering or going public transaction; (ii) a security agreement granting ZYUS a security interest in the Consideration Shares in support of any indemnity claims by ZYUS pursuant to the Purchase Agreement until the second anniversary of the closing date; and (iii) a non-competition agreement with ZYUS, pursuant to which we agreed not to, for a period of four years from the date of the non-competition agreement, within Canada and the United States, conduct business or have any financial or other interest in any business that is the same as or substantially similar to or is competitive with the business of a healthcare software development company for stakeholders in health sectors related to plant-based therapeutics. The non- competition agreement also includes a confidentiality provision that prohibits the Company from using confidential information relating to the assets acquired in the Asset Sale for its own benefit or for the benefit of others.

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

Through its KetaDash subsidiary, the Company provides a platform for medical practitioners to administer healthcare services to patients at home

Ketadash

KetaDash Inc. (Ketadash), a wholly owned subsidiary of Ehave, Inc. (Ehave), provides a platform for medical practitioners to administer healthcare services to patients at home. In order to facilitate the launch of Ketadash, Ehave acquired 100% of Rejuv IV inc. (Rejuv IV) through a stock purchase agreement on January 8, 2021. Ehave then consolidated Rejuv IV into its Ketadash brand. KetaDash addresses the needs of patients currently suffering from mental illnesses such as depressive disorder, bipolar disorder and post-traumatic stress disorder. KetaDash improves brain wellness and cognitive function with psychedelic medicine administered by a registered nurse in the comfort of your own home with Ketadash’s mobile wellness therapies. Ketadash provides Ketamine treatments, as well as IV infusions with fluids, essential vitamins, minerals, and electrolytes to enhance the health and wellness of its patients. In addition to Ketamine treatments, Ketadash generates revenue by offering its clients and patients IV Drip Detox and Hangover Cures, IV Vitamin Therapy for pain management, Hydration Therapy for Health & Wellness, and IV Therapy for athletic advantage and fitness recovery. Ketadash uses certified nurses, who are always prompt and will arrive on time to administer a patient’s IV drip of choice in the comfort of their home. Ketadash’s products and services have been made public through their website https://ketadash.com/.

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

Third-party Contract Services

We believe that we have the expertise of understanding the complexities of mental health assessments and rehabilitation methodologies, along with game design and programming. Researchers and developers of digital applications for mental health may recognize the advantage of engaged users but lack the expertise in game based translation. We intend to market our company to researchers and developers with fee-based services to enhance their digital applications. We are working closely with mental health research networks to avail our existing MegaTeam and NinjaReflex tools as well as our programming expertise to enhance and commercialize new products and services.

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

Our business strategy is to develop MegaTeam and Ninja Reflex in an effective and timely manner and gain access to additional technologies at a time and in a manner that we believe is best for our development. We intend to achieve our business strategy by focusing on these key areas:

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

ADHD is a common affliction with worldwide prevalence estimated at approximately 7% (Source: “Prevalence of Attention- Deficit/Hyperactivity Disorder: A Systematic Review and Meta-analysis”, Rae Thomas, Sharon Sanders, Jenny Doust, Elaine Beller, Paul Glasziou, Pediatrics Feb 2015, peds.2014-3482; DOI: 10.1542/peds.2014-3482). ADHD symptoms typically start or are first noticed in preschool age children (“Prevalence of Attention-Deficit/Hyperactivity Disorder: A Systematic Review and Meta-analysis”, Rae Thomas, Sharon Sanders, Jenny Doust, Elaine Beller, Paul Glasziou, Pediatrics Feb 2015, peds.2014-3482; DOI: 10.1542/peds.2014-3482). While symptoms may decline with age, ADHD symptoms and impairments can persist into adolescence and adulthood (Source: “A lifetime of attention-deficit/hyperactivity disorder: diagnostic challenges, treatment and neurobiological mechanism”, Julia Geissler and Klaus-Peter Lesch, Expert Review Of Neurotherapeutics Vol. 11 , Iss. 10,2011).

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

510(k) Clearance Pathway

If required to obtain 510(k) clearance for our Ehave MegaTeam games or any other computerized cognitive assessment aid products in the future, such products may be classified as medical devices and we may be required to submit a premarket notification demonstrating that the proposed medical device is substantially equivalent to a previously cleared 510(k) device. FDA’s 510(k) clearance pathway usually takes from three to twelve months. On average the review time is approximately six months, but it can take significantly longer than twelve months in some instances, as the FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence.

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

Clinical Trials

Clinical trials are almost always required to support a PMA application or de novo reclassification petition and are sometimes required for a 510(k) premarket notification. If we decide to market, advertise or sell our Ehave MegaTeam and NinjaReflex games or any other any other computerized cognitive assessment aid products that we may develop in the future, and if the FDA believes that such product presents a potential “significant risk” to health, safety, or the welfare of a human subject, the FDA may require us to collect safety and effectiveness data on human subjects regardless of our device’s classification. If we are required to collect data on human subjects, the FDA will require us to file an application for an Investigational Device Exemption, or IDE with the FDA and obtain IDE approval prior to commencing the human clinical trials. The IDE application must be supported by appropriate pre-clinical data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a “non- significant risk” device and eligible for more abbreviated investigational device exemption requirements. Clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the appropriate institutional review boards at the clinical trial sites. Future clinical trials of our motion preservation designs will require that we obtain an IDE from the FDA prior to commencing clinical trials and that the trial be conducted under the oversight of an institutional review board at the clinical trial site. Our clinical trials must be conducted in accordance with FDA regulations and other federal and state regulations concerning human subject protection, including informed consent and healthcare privacy. A clinical trial may be suspended by the FDA or the IRB at any time for various reasons, including a belief that the risks to the study participants outweigh the benefits of participation in the study. Even if a study is completed, the results of our clinical trials may not demonstrate the safety and efficacy of the medical device, or may be equivocal or otherwise not be sufficient to obtain approval of our Ehave MegaTeam and NinjaReflex game or any other computerized cognitive assessment aid products that we may develop in the future. At this time, we do not plan on marketing, advertising or selling our Ehave MegaTeam and NinjaReflex games or any other computerized cognitive assessment aid products in the United States and therefore, do not anticipate performing clinical trials in the United States.

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

Seasonality of Business

Our results of operations have not been materially impacted by seasonality.

C. Organizational Structure

The following is a list of our principal subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F:

Name	Place of Formation	Relationship
Mycotopia Therapies, Inc. KetaDash LLC HPPD Inc.	Nevada Florida Florida	Majority Owned Subsidiary (1) Wholly Owned Subsidiary Wholly Owned Subsidiary

(1) On January 19, 2021, we sold Mycotopia Therapies, Inc. (Florida) to 20/20 Global, Inc. (now known as Mycotopia Therapies, Inc., a Nevada corporation) for $350,000 in cash. Simultaneously, we purchased a majority of the issued and outstanding stock of 20/20 Global for its majority stockholders. We own approximately 66% of 20/20 Global and Mycotopia Therapies, Inc. (Florida) is a wholly owned subsidiary of 20/20 Global.

D. Property, Plants and Equipment

We currently reimburse our CEO for office space that he has under lease. Our lease expense is $4,000 per month. We do not own or lease any other office space, manufacturing facilities or equipment and do not have any current plans to construct or acquire any facilities.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this Annual Report on Form 20-F. The following discussion contains forward- looking statements that reflect our plans, estimates and beliefs, including our belief as to the potential of MegaTeam and Ninja Reflex applications as an effective remediation tool for ADHD and our expectations as to the success of our research and related content distribution in 2022 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties]. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 20-F, particularly those in “Item 3. Key Information – D. Risk Factors.” See also “Special Note Regarding Forward-Looking Statements.”

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

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non- affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

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

Financial Overview

Our operations have been funded, to date, primarily through the sale of our common shares in a public offering and series of private placements of convertible notes and warrants. For the year ended December 31, 2022, we were unable to raise any new convertible notes and warrants and through our offering pursuant to Regulation A. The Company is currently in default on its convertible notes.

Operating Losses

Since our inception, we have incurred significant operating losses. Our net losses were $5,091,470 and $11,481,906 for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, we had an accumulated deficit of $34,167,210. We expect to continue to incur significant expenses and operating losses over the next several years. Our net losses may fluctuate significantly from quarter to quarter and from year to year. We anticipate that our expenses will increase significantly as we plan to continue development and commercialization of MegaTeam, NinjaReflex and KetaDash products as well as to engage in continuing research and development related to products and services.

A. Operating Results

Years Ended December 31, 2022, and December 31, 2021

Revenues

The Company has not generated any significant revenues to date.

General and administrative

General and administrative expenses decreased $5,785,260 or 64% to $3,303,581 for the year ended December 31, 2022 compared to $9,088,841 for the year ended December 31, 2021. The decrease was primarily due to the decrease in stock based compensation of approximately $3,800,000, decrease in salary and equity payable expense to the CEO of approximately $1,300,000, decrease in other general and administrative of approximately $1,400,000, offset by the increase in board of directors expense of $260,000, and the increase in consulting fees of approximately $500,000.

Other income and expenses

The Company recorded other expense for the year ended December 31, 2022 in the amount of $1,787,889 compared to $2,393,065 of other expense for the year ended December 31, 2021. The decrease in expense in the amount of $579,931 primarily relates to the decrease in amortization expense of approximately $2,040,000, offset by the increase of interest expense of approximately $921,000, the increase in impairment of fixed assets of approximately $220,000, the increase in impairment of investments of approximately $275,000, and the decrease in gain on settlement of debt of approximately $47,000.

B. Liquidity and Capital Resources

Through December 31, 2022, we have incurred an accumulated deficit of $34,167,210, primarily as a result of expenses incurred through a combination of development and commercialization activities related to our products and general and administrative expenses supporting those activities, as well as a net loss of $5,091,470 and negative operating cash flows during the year ending December 31, 2022. Our total cash balance as of December 31, 2022 was $1,356,274. At December 31, 2022, we had a working capital deficit of $3,351,013. We anticipate that we will continue to incur losses and negative cash flows from operations, and that such losses will increase over the next several years due to development costs associated with our Ehave Dashboard, MegaTeam, and Ninja Reflex products, until our products reach commercial profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, based on our current projections, we may not have sufficient resources to fund operations through the fourth quarter of 2025. Therefore, there is substantial doubt about our ability to continue as a going concern.

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

Operating Activities

Net cash used in operating activities for the year ended December 31, 2022 was $1,274,859, which includes a net loss of $5,091,469, offset by non-cash adjustments of $2,739,091 principally related to stock based compensation expense of $1,163,961, amortization of debt discount of $1,081,160, impairment of fixed assets of $218,945, impairment of investments of $274,024, and depreciation expense of $1,001. The change in net working capital items resulted in an increase the cash of $1,137,902 primarily related to the increase in accounts payable and accrued expenses of $1,486,241 offset by the decrease in accrued expenses – related party of $348,339.

Net cash used in operating activities for the year ended December 31, 2021 was $2,063,648, which includes a net loss of $11,481,906, offset by non-cash adjustments of $8,667,475 principally related to stock based compensation expense of $4,966,508, equity payable to the Chief Executive Officer recorded as operating expense of $1,282,826, amortization of debt discount of $2,364,334, impairment of fixed assets of $100,000, depreciation expense of $249, and a gain on settlement of debt of $46,442. The change in net working capital items resulted in an increase of $750,783 primarily related to the increase in accrued expenses – related party of $288,000, the increase in account payable and other payables of $488,536, and an increase in prepaid expenses and other current assets of $25,753.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2022 was $119,608 from the purchase of fixed assets.

Net cash used in investing activities for the year ended December 31, 2021 was $162,084, from the purchase of fixed assets.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2022 was $400,000, principally related to the proceeds from convertible notes in the amount of $250,000 and the proceeds from preferred stock of $150,000.

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

We have no contractual obligations as of December 31, 2022.

We expect to fund our capital expenditure requirements and commitments with existing working capital.

G. Safe Harbor

We seek safe harbor for our forward-looking statements contained in Items 5.E and F. See “Cautionary Note Regarding Forward- Looking Statements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the names, ages and positions of our current board members and executive officers:

Name	Age	Position with the Company	Director of the Company Since
Ben Kaplan	53	President, Chief Executive Officer	June 24, 2019
Jay Cardwell	63	Chief Financial Officer	October 1, 2020
Binyomin Posen	30	Chairman of the Board, Director	August 21, 2018
Zeke Kaplan	37	Director	August 21, 2018

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

B. Compensation

Directors

In the year ended December 31, 2022, each director who was not an officer was entitled to the following compensation:

$32,500 in common shares payable quarterly based upon an average of the closing price of the common shares during the 20 trading days immediately prior to the end of the quarter or at such time that the director has elected to take the shares,

Committee Compensation: For serving on the audit committee of the board those committee members will receive $5,000 in cash yearly, paid quarterly

Ben Kaplan director compensation of the year ended December 31, 2022 is $90,000.

Officers

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to our officers in 2022, 2021 and 2020.

			Share-	Option-
			based	based		All other	Total
Name and principal		Salary	awards	awards	Bonus	compensation	compensation
position	Year	$	$	$ (1)	$	$	$
	2022	288,000	18,522				306,522
Benjamin Kaplan, CEO	2021	288,000	1,282,826	-	-	120,400	1,691,226
	2020	180,000	1,874,963	720,695	-	-	2,775,658
	2022	18,000					18,000
Jay Cardwell	2021	18,000	-	-	-	-	18,000
	2020	4,500	-	-	-	-	4,500

Notes:

(1)	The value of share and option-based awards are based on the grant date assumptions as disclosed in Note 9 “Stock Based Compensation” in our 2021 audited financial statements.

Narrative Discussion

We have entered into a consulting agreement with the following Executive Officers (each an “Consulting Agreement”). Pursuant to the terms of the Consulting Agreements, the salary for the year 2022 and 2021 are:

Name and principal position	Year	Salary $(1)
Mr. Benjamin Kaplan	2022	288,000
Chief Executive Officer	2021	288,000

Jay Cardwell	2022	18,000
Chief Financial Officer	2021	18,000

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

E. Share Ownership

The following table sets forth certain information as of December 6, 2024, regarding the beneficial ownership of our common shares by each of our directors and all of our executive officers and directors as a group.

	Number of common shares beneficially owned (1)	% of Outstanding common shares (2)
Directors and Executive Officers
Ben Kaplan (3)	17,705,121	6.3%
Binyomin Posen	387,597	<1%
Zeke Kaplan	387,597	<1%
All officers and directors as a group (3 persons):	18,480,315	6.6%

Notes:

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 359,571,047 shares issued and outstanding as at December 6, 2024.

(3)	Ben Kaplan was appointed CEO on June 24, 2019. He is entitled to a 5% equity interest in the Company as a signing bonus that was not previously issued and was subsequently changed to be a warrant that was exercised for 14,136,587 shares on April 16, 2022. He was issued 3,447,844 shares for his service on the Board of Directors as of April 8, 2022. He is also entitled to 5% equity interest on a diluted bases in relation to a significant transaction clause in his consulting agreement.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table lists the beneficial ownership of our securities as of December 6, 2024, by each person known by us to be the beneficial owner of 5% or more of the outstanding shares of any class of our securities. As of December 6, 2024, 359,571,047 of our ordinary shares were outstanding. As of December 6, 2024, with the exception of Shareholders disclosed in “Item 6.E Share Ownership”, we are not aware of any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, our common shares, of more than 5% of the outstanding common shares, except as follows:

Number of
	Shares	Percentage of
	Beneficially	Shares
Name of Beneficial Owner	Owned	Outstanding
Margarita Kaplinskaya	19,977,169	5.56%

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

			Number of	Percentage of
	Total Number of	Number of	Common Shares	Common Shares
	Common Shares	US Holders	Held by	Held
Total Number of	Issued and	of	US Holders of	by US Holders of
Holders of Record	Outstanding	Record	Record	Record
59	279,525,899	18	25,568,167	9.15%

Change of Control

As of December 6, 2024, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

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

● On October 1, 2020, the Company entered into a consulting agreement with the Company’s CFO, James Cardwell for an initial term of one year, which was extended for an additional year upon its anniversary. Compensation pursuant to the agreement shall be a minimum of $1,500 per month. As of December 31, 2022 and 2021, the Company has accrued $(27,100) and $4,500, respectively, as accrued expense in relations to this agreement.

● On January 1, 2021, the Company entered into an Executive Consulting Agreement, which superseded the previous consulting agreement, with Benjamin Kaplan to serve as the Company’s CEO for an initial term of 36 months. As of December 31, 2022 and 2020, the Company has accrued $3,953,949 and $2,194,963, respectively, as accrued expense in relation to the Executive Consulting

Agreement.

● During the period ended December 31, 2021, the Company issued a convertible promissory note to a related party for the principal amount of $11,000, in the aggregate, including $1,000 of original issue discount and 110,000 warrants, in the aggregate, with an exercise price of $0.01 per share. During the year ended December 31, 2022, this note was converted into 110,000 shares of common stock.

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

B. Significant Changes

Except as otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since December 31, 2022 and 2021.

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

Rights, Preferences and Dividends Attaching to Shares

The holders of common shares have the right to receive dividends if and when declared. Each holder of common shares, as of the record date prior to a meeting, is entitled to attend and to cast one vote for each common share held as of such record date at such annual and/or special meeting, including with respect to the election or re-election of directors. Subject to the provisions of our By- laws, all directors may, if still qualified to serve as directors, stand for re-election. The numbers of our Board of Directors are not replaced at staggered intervals but are elected annually.

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

Competition Act

The Competition Act (Canada) (the “Competition Act”) requires that a pre-merger notification filing be submitted to the Commissioner of Competition (the “Commissioner”) in respect of proposed transactions that exceed certain financial and other thresholds. If a proposed transaction is subject to pre-merger notification, a pre-merger notification filing must be submitted to the Commissioner and a waiting period must expire or be waived by the Commissioner before the transaction may be completed. The parties to a proposed transaction may choose to submit either a short-form filing (in respect of which there is a 14-day statutory waiting period) or a long- form filing (in respect of which there is a 42-day statutory waiting period). However, where the parties choose to submit a short-form filing, the Commissioner may, within 14 days, require that the parties submit a long-form filing, in which case the proposed transaction generally may not be completed until 42 days after the long-form filing is submitted by the parties.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non- U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participants). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as “pass- through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of common shares.

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

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to- Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares for which the Company is a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark- to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to- Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

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

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s tax basis in such common shares sold or otherwise disposed of. A U.S. Holder’s tax basis in common shares generally will be such holder’s U.S. dollar cost for such common shares. Gain or loss recognized on such sale or other disposition generally will be long- term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

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

We will provide without charge to each person, including any beneficial owner, to whom a copy of this annual report has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address Benjamin Kaplan, Chief Executive Officer, 100 SE 2nd St., Suite 2000, Miami, FL 33131, (954) 233-3511, bkaplan@ehave.com

I. Subsidiary Information

Mycotopia Therapies, Inc., a subsidiary of the Company, was formed in the State of Florida on December 23, 2019. In December 2020, Mycotopia Therapies, Inc entered into definitive agreements with Ehave, Inc. Mycotopia Therapies Inc., a Florida corporation and wholly owned subsidiary of Ehave (“MYC”), and the former and current directors of 20/20 Global that provide for: (i) 20/20 Global’s purchase for $350,000 in cash of all of the outstanding stock of MYC from Ehave under a Stock Purchase Agreement, resulting in MYC becoming a wholly owned subsidiary of 20/20 Global; and (ii) the change of control of 20/20 Global’s board of directors and management under a Change of Control and Funding Agreement. In a related transaction, Ehave agreed to purchase 9,793,754 shares of 20/20 Global common stock, which constitute approximately 75.77% of the then-issued and outstanding shares of 20/20 Global’s common stock, for $350,000 in cash through a Stock Purchase Agreement (“MYC SPA”) with 20/20 Global stockholders Mark D. Williams, Colin Gibson, and The Robert and Joanna Williams Trust. As of December , 2023 Ehave owned one share of Series A Preferred Stock which granted it a voting interest of 75% of all votes for matters presented for stockholder vote to the stockholders of the Corporation. On January 19, 2021, the above transaction closed. Because the former shareholder of Mycotopia Therapies, Inc. acquired 75.77% of the Company’s then-outstanding stock and there was a change in control of the board of directors, the transaction was accounted for as a reverse merger in which Mycotopia Therapies, Inc. was deemed to be the accounting acquirer and the Company the legal acquirer. Subsequent to the transaction, the Company changed its name from 20/20 Global, Inc. to Mycotopia Therapies, Inc.

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

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2022, based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal controls over financial reporting were not effective due to the existence of a material weakness relating to a lack of an independent oversight over financial reporting, timely preparation and review of accounting records as of December 31, 2022. To mitigate this weakness, our auditors suggested that the company continue to maintain sufficient accounting personnel to ensure segregation of duties and accurate accounting records, noting that we use an outside consultant to perform day-to-day review function and that we create, document and maintain policies and procedures. Our management intends to take this guidance into consideration as we work to resolve this weakness. Based on our assessment under the criteria described above, the CEO has concluded that our internal control over financial reporting was not effective as of December 31, 2022.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee is comprised of Mr. Posen and Mr. Kaplan Our Board has determined that Mr. Posen is an audit committee financial expert. Mr. Posen is independent under the Rule 5605(d)(2) of the NASDAQ Capital Market and Rule 10A-3 of the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a Code of Conduct for all Company personnel, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of this Code of Conduct may be found on our website at http://www.ehave.com.

There were no amendments to our Code of Conduct during the fiscal year ended December 31, 2022. We did not grant any waivers to the provisions of our Code of Conduct during the fiscal year ended December 31, 2022.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and Services

During the financial years ended December 31, 2022, and 2021, Fruci & Associates II, PLLC. received the following fees:

Item	2022 $	2021 $
Audit fees	25,000	—
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	25,000	—

Audit Fees

Audit fees were for professional services rendered by Fruci & Associates II, PLLC for the audit of our annual financial statements and services provided in connection with statutory and regulatory filings or engagements, accounting consultations and subscription to on- line accounting services.

Audit-related Fees

Audit-related fees are the aggregate fees billed for assurance and related services by Fruci & Associates II, PLLC that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit Fees.

Tax Fees

Tax fees are the aggregate fees billed for professional services rendered for tax compliance, tax advice, and tax planning.

Other Fees

Other fees are for products and services other than those described under the headings Audit Fees, Audit-Related Fees and Tax Fees above.

The Audit Committee pre-approves all audit services to be provided to us by our independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre- approved by the Audit Committee or by the Chair of the Audit Committee, who must report all such pre-approvals to the Audit Committee at their next meeting following the granting thereof. Non-audit services that are prohibited to be provided to us by our independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee or the Chair, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

On March 21, 2024, Ehave, Inc. (the “Company”) was notified by its independent registered public accounting firm, Pinnacle Accountancy Group of Utah (“Pinnacle”) that they were resigning. During the fiscal year ended December 31, 2023, there were no (i) disagreements between the Company and Pinnacle on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, any of which, if not resolved to Pinnacle’s satisfaction, would have caused Pinnacle to make reference thereto in its audit report on the financial statements of the Company for such period, or (ii) reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K. There were no disputes or disagreements between the Company and Pinnacle during the time it was the Company’s independent registered public accounting firm through the date of resignation.

The Company’s Board of Directors appointed Fruci & Associates II, PLLC (“Fruci”) as its new independent registered public accounting firm, effective as of May 17, 2024.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

Not applicable.

ITEM 18 FINANCIAL STATEMENTS

The financial statements appear on pages F-1 through F-15.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this annual report:

Exhibit Number	Description

1.1	Articles of Incorporation (1)
1.2	Articles of Amendment to the Articles of Incorporation dated November 30, 2011 (2)
1.3	Articles of Amendment to the Articles of Incorporation dated May 13, 2015 (3)
1.4	Articles of Amendment to the Articles of Incorporation dated June 26, 2015 (4)
1.5	Articles of Amendment to the Articles of Incorporation dated November 4, 2015 (5)
1.6	Articles of Amendment to the Articles of Incorporation dated May 28, 2019 (5A)
1.7	Bylaws No. 2 (6)
4.6	License Agreement, dated April 24, 2015, between the Company and The Governing Counsel of the University of Toronto (12)
4.13	Master Services Agreement, dated December 8, 2015 with Blog Inc LLC (dba Cress & Company) (19)
4.23	Amendment to API Integration & Distribution Agreement, dated as of May 4, 2017, between the Company and MHS (29)
4.64	Executive Consulting Agreement dated June 24, 2019 between the Company and Ben Kaplan (70)
4.65	2020 Ehave Equity Incentive Plan (71)
12.1*	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley=Act of 2002
12.2*	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley=Act of 2002
13.1*	Certificate of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley=Act of 2002
13.2*	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley=Act of 2002
101.INS+	XBRL Instance File
101.SCH+	XBRL Taxonomy Extension Schema Document
101.CAL+	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF+	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB+	XBRL Taxonomy Extension Label Linkbase Document
101.PRE+	XBRL Taxonomy Presentation Linkbase Document

*Filed herewith

+ To be filed by amendment

(1)	Incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(2)	Incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(3)	Incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(4)	Incorporated by reference to Exhibit 3.4 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(5)	Incorporated by reference to Exhibit 3.6 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(5A)	Incorporated by reference to Exhibit 3.1 to the Company’s Report on Form 6-k filed with the SEC on May 24, 2019
(6)	Incorporated by reference to Exhibit 3.5 to the Form 6-K filed with the SEC on January 12, 2017.
(12)	Incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(19)	Incorporated by reference to Exhibit 10.27 to the Company’s Registration Statement on Form F-1/A filed with the SEC on March 11, 2016.
(29)	Incorporated by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed with the SEC on August 16, 2018.
(70)	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on July 22, 2019
(71)	Incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on August 20, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: December 30, 2024

EHAVE, INC.

/s/ Ben Kaplan
Ben Kaplan
Chief Executive Officer

INDEX TO

CONSOLIDATED FINANCIAL STATEMENTS

57

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Ehave, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Ehave, Inc. (“the Company”) as of December 31, 2022, and the related consolidated statements of operations and other comprehensive loss, changes in stockholders’ deficit, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has an accumulated deficit, net losses, and negative cash flows from operations. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

/s/ Fruci & Associates II, PLLC

Fruci & Associates II, PLLC – PCAOB ID #05525

We have served as the Company’s auditor since 2024.

Spokane, Washington

December 30, 2024

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

Pinnacle Accountancy Group of Utah

(a dba of Heaton & Company, PLLC)

PCAOB ID: 6117

Farmington, Utah

March 21, 2024

EHAVE,INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

	As of December 31,
	2022	2021
ASSETS

CURRENT ASSETS:
Cash	$1,356,274	$2,350,741
Investments	-	26,250
Other current assets	-	50,000
Total current assets	1,356,274	2,426,991

Property and equipment	1,496	2,497
Other asset	-	99,338

TOTAL ASSETS	$1,357,770	$2,528,826

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$3,137,517	$1,783,015
Accrued expenses - related party	-	338,000
Current portion of convertible notes, net of debt discount	1,569,770	1,178,964
Total current liabilities	4,707,287	3,299,979

Long-term portion of convertible notes, net of debt discount	-	130,147
TOTAL LIABILITIES	4,707,287	3,430,126

COMMITMENTS AND CONTINGENCIES (NOTE 6)

STOCKHOLDERS’ DEFICIT:
Common Stock, no par value, unlimited shares authorized, 345,897,050 and 244,523,925 shares issued and outstanding, respectively	29,636,615	27,041,236
Equity payable	3,157,789	3,157,789
Accumulated deficit	(34,167,210)	(29,966,387)
Accumulated other comprehensive income	162,470	114,597
TOTAL EHAVE, INC. STOCKHOLDERS’ DEFICIT	(1,210,335)	347,235
Non-controlling interest	(2,139,182)	(1,248,535)
TOTAL STOCKHOLDERS’ DEFICIT	(3,349,518)	(901,300)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$1,357,770	$2,528,826

EHAVE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

(Expressed in U.S. Dollars)

	For the Years Ended December 31,
	2022	2021

Operating expenses
General and administrative	$3,303,581	$9,088,841

Total operating expenses	3,303,581	9,088,841

OPERATING LOSS	(3,303,581)	(9,088,841)

Other income (expenses)
Interest expense	(216,557)	(75,173)
Interest expense - related party	(7,203)	-
Amortization expense	(1,081,160)	(2,364,334)
Impairment of fixed assets	(218,945)	-
Impairment of investments	(274,024)	-
(Loss) gain on settlement of debt	10,000	46,442

Loss Before Income Tax	(5,091,470)	(11,481,906)
Provision for income taxes	-	-

Net loss	(5,091,470)	(11,481,906)
Less: loss attributable to the noncontrolling interest	890,647	1,245,081
Net loss attributable to Ehave, Inc. stockholders	$(4,200,823)	$(10,236,825)

Other comprehensive loss
Foreign exchange translation adjustment	47,873	(13,187)
Total other comprehensive loss	47,873	(13,187)

Comprehensive loss	$(5,043,597)	$(11,495,093)

NET LOSS PER SHARE ATTRIBUTABLE TO EHAVE, INC. STOCKHOLDERS
Basic and diluted	$(0.01)	$(0.07)
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic and diluted	302,889,686	140,342,653

EHAVE, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

(Expressed in U.S. Dollars)

	Common Stock		Equity	Accumulated	Accumulated Other Comprehensive	Total Ehave, Inc.	Non- Controlling	Total
	Shares	Amount	Payable	(Deficit)	Income	Equity	Interest	Equity
Balance, January 1, 2021	67,169,962	$17,328,406	$1,874,963	$(19,729,562)	$127,784	$(398,409)	$-	$(398,409)
Disposal and re-acquisition of Mycotopia Therapies, Inc. (“Mycotopia”)	-	3,454		-	-	3,454	(3,454)	-
Common stock issued for regulation A offerings	22,682,142	1,502,000	-	-		1,502,000	-	1,502,000
Fair value of warrants and beneficial conversion feature issued in connection with convertible debt	-	1,771,864	-	-	-	1,771,864	-	1,771,864
Common stock issued upon conversion of convertible promissory notes and accrued interest	141,635,524	1,469,004	-	-	-	1,469,004	-	1,469,004
Common stock issued upon cashless warrant exercise	5,681,985	-	-	-	-	-	-	-
Stock based compensation	7,354,312	4,966,508	-	-	-	4,966,508	-	4,966,508
Equity payable to Chief Executive Officer	-	-	1,282,826	-	-	1,282,826	-	1,282,826
Foreign exchange translation	-	-	-	-	(13,187)	(13,187)	-	(13,187)
Net loss	-	-	-	(10,236,825)	-	(10,236,825)	(1,245,081)	(11,481,906)
Balance, December 31, 2021	244,523,925	27,041,236	3,157,789	(29,966,387)	114,597	347,235	(1,248,535)	(901,300)
Common stock issued for the purchase of impaired asset	19,977,169	197,774	-	-	-	197,774	-	197,774
Common stock issued upon conversion of convertible promissory notes and accrued interest	58,800,000	588,000	-	-	-	588,000	-	588,000
Stock based compensation, Ehave shares	22,595,956	141,106	-	-	-	141,106	-	141,106
Stock based compensation, Mycotopia shares	-	874,437	-	-	-	874,437	-	874,437
Stock based compensation, Mycotopia warrants	-	148,417	-	-	-	148,417	-	148,417
Sale of Mycotopia preferred shares in private placement	-	150,000	-	-	-	150,000	-	150,000
Debt discount on convertible debt and warrants	-	250,000	-	-	-	250,000	-	250,000
Conversion of convertible debt into shares of common stock	-	245,645	-	-	-	245,645	-	245,645
Foreign exchange translation	-	-	-	-	47,873	47,873	-	47,873
Net loss	-	-	-	(4,200,823)	-	(4,200,823)	(890,647)	(5,091,470)
Balance, December 31, 2022	345,897,050	$29,636,615	$3,157,789	$(34,167,210)	$162,470	$(1,210,335)	$(2,139,182)	$(3,349,518)

EHAVE, INC.

 CONSOLIDATED STATEMENTS OF CASH FLOWS

 (Expressed in U.S. Dollars)

	For the Years Ended December 31,
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(5,091,470)	$(11,481,906)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	1,250	249
Stock based compensation	1,163,961	4,966,508
Amortization of debt discount	1,081,160	2,364,334
Equity payable to Chief Executive Officer recorded as operating expense	-	1,282,826
Impairment of fixed assets	218,945	100,000
Impairment of investments	274,024	-
Gain on settlement of debt	(10,000)	(46,442)
Changes in operating assets and liabilities:
Prepaid expenses and other assets	-	(25,753)
Accounts payable and accrued expenses	1,435,610	488,536
Accrued expenses - related party	(348,339)	288,000
NET CASH USED IN OPERATING ACTIVITIES	(1,274,859)	(2,063,648)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(119,608)	(162,084)
NET CASH USED IN INVESTING ACTIVITIES	(119,608)	(162,084)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of preferred stock	150,000	-
Proceeds from convertible notes	250,000	1,512,000
Payment of promissory notes	-	(302,637)
Proceeds from Reg A investment	-	1,502,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	400,000	2,711,363

Effect of exchange rate on cash	-	-

Net increase (decrease) in cash	(994,467)	485,631

Cash, beginning of period	2,350,741	1,865,110
Cash, end of period	$1,356,274	$2,350,741

NON-CASH INVESTING AND FINANCING ACTIVITIES
Common stock issued for conversion of debt	$588,000	$1,469,004
Common stock issued for conversion of accounts payable	$88,357	$-
Conversion of Mycotopia preferred stock into Mycotopia common stock	$150,000	$-
Debt discount on convertible notes payable	$250,000	$-
Conversion of convertible debt and interest into Mycotopia common stock	$245,645	$-
Common stock issued for purchase of Ketadash, prior to impairment	$197,774	$-

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

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

Software Products and Research and Development

Software development costs are expensed as incurred and consist primarily of design and development costs of new products, and significant enhancements to existing products incurred before the establishment of technological feasibility. Costs incurred subsequent to technological feasibility of new and enhanced products, costs incurred to purchase or to create and implement internal-use software, and software obtained through business acquisitions are capitalized. Such costs are amortized over the estimated useful lives of the related products, using the straight-line method. For the years ended December 31, 2022 and 2021, the Company recorded $25,350 and $101,633, respectively, as general and administrative expense for software development costs,

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense totaled $46,731 and $363,450 for the years ended December 31, 2022 and 2021, respectively.

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

The assets’ estimated lives used in computing depreciation for property, plant and equipment are as follows:

Medical equipment	5 years

As of December 31, 2022 and 2021, property and equipment consisted of the following:

	December 31,
	2022	2021
Medical equipment	$2,995	$2,746
Total	2,995	2,746
Less, accumulated depreciation	(1,499)	(249)
Equipment, net	$1,496	$2,497

During the years ending December 31, 2022 and 2021, the Company recorded depreciation expense of approximately $1,250 and $249, respectively.

Impairment of Long-lived Assets

Management reviews long-lived assets that are held and used for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared with the asset’s carrying amount to determine if there has been an impairment, which is calculated as the difference between the fair value of an asset and its carrying value. Estimates of future undiscounted cash flows are based on expected growth rates for the business, anticipated future economic conditions and estimates of residual values. Fair values take into consideration management’s estimates of risk-adjusted discount rates, which are believed to be consistent with assumptions that marketplace participants would use in their estimates of fair value. During the year ended December 31, 2021, the Company recorded an impairment on fixed assets and intangible assets in the amount of $100,000 and $0, respectively. During the year ended December 31, 2022, there were no impairments of property and equipment, or intangible assets recognized.

Leases

The Company reviews all arrangements for potential leases in accordance with ASC 842, and at inception, determines whether a lease is an operating or finance lease. Lease assets and liabilities, which generally represent the present value of future minimum lease payments over the term of the lease, are recognized as of the commencement date. Leases with an initial lease term of twelve months or less are classified as short-term leases and are not recognized in the balance sheets unless the lease contains a purchase option that is reasonably certain to be exercised. The Company reimburses its CEO, Ben Kaplan, for leased office space in the amount of $4,000 per month. For the year ending December 31, 2022 and 2021, rent expense was $48,000 and $48,000. Other than the Company’s reimbursement of its CEO for rent on a month-to-month basis, the Company has not entered into any lease agreements.

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

Net Loss per Common Share, basic

The Company has adopted Accounting Standards Codification (“ASC”) subtopic 260-10, Earnings Per Share (“ASC 260-10”) specifying the computation, presentation and disclosure requirements of earnings per share (EPS) information. Basic earnings (loss) per share includes no dilution and is computed by dividing net income or loss by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution of securities that could share in the earnings or losses of the entity. For the year ended December 31, 2022, the Company had outstanding warrants to purchase 28,770,478 common shares and 142,928,343 common shares issuable upon the conversion of debt excluded from weighted average diluted common shares because their inclusion would have been antidilutive. For the year ended December 31, 2021, the Company had outstanding warrants to purchase 29,320,478 common shares and 148,428,343 common shares issuable upon the conversion of debt excluded from weighted average diluted common shares because their inclusion would have been antidilutive.

Recent Accounting Pronouncements

During the periods ended December 31, 2022 and 2021 there were several new accounting pronouncements issued by the Financial Accounting Standards Board (FASB). Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s financial statements.

2. GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States, which contemplate the continuation of the Company as a going concern.

Through December 31, 2022, the Company has incurred an accumulated deficit of $34,167,210, primarily as a result of expenses incurred through a combination of development and commercialization activities related to our products and general and administrative expenses supporting those activities, as well as an operating loss of $5,043,597 for the year ended December 31, 2022. Our total cash balance as of December 31, 2022 was $1,356,274. At December 31, 2022, we had a working capital deficit of $3,351,013. We anticipate that we will continue to incur losses and negative cash flows from operations, and that such losses will increase over the next several years. As a result of these expected losses and negative cash flows from operations, along with our current cash position, we may not have sufficient resources to fund operations for one year from the date we issued these financial statements. Therefore, there is substantial doubt about our ability to continue as a going concern.

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

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

4. RELATED PARTY TRANSACTIONS

Consulting Agreement with the CEO

On January 1, 2021, the Company entered into an Executive Consulting Agreement, which superseded the previous consulting agreement, with Benjamin Kaplan to serve as the Company’s CEO for an initial term of 36 months. As of December 31, 2022 and 2021, the Company has recorded $600,748 and $210,900, respectively, as accrued expense in relation to the Executive Consulting Agreement. As of December 31, 2022 and 2021, the Company has accrued $3,157,789 and $3,157,789, respectively, as equity payable in relation to the Executive Consulting Agreement. During the years ending December 31, 2022 and 2021, the Company has recorded $408,400 and $1,691,226 as general and administrative expense in relation to the executive consulting agreement. During the year ending December 31, 2022, the Company paid $0 to the CEO in relation to the Executive Consulting Agreement.

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

Annual Salary Compensation

The Company shall pay the CEO a fee of $24,000 per month as annual salary compensation. During the year ended December 31, 2022, the Company recorded $288,000 as general and administrative expense for the CEO fee.

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

Bonus

The Company will pay the CEO a bonus in restricted stock or restricted stock units based on the following EBITDA milestones. For the year ending December 31, 2022, no EBITDA milestones were met and no amounts have been recorded for the bonus milestones.

Bonus (Canadian Dollars)	EBITDA Milestones (Canadian Dollars)
$ 100,000	1st $1,000,000
$ 100,000	2nd $1,000,000
$ 100,000	3rd $1,000,000
$ 100,000	4th $1,000,000
$ 100,000	5th $1,000,000

The Company will pay the CEO a bonus in restricted stock or restricted stock units based on the following Market Capitalization by maintaining the below market cap for a period of 22 consecutive trading days:

Bonus (Shares)	Market Capitalization Milestone (Canadian Dollars)
5,000,000	$20,000,000
5,000,000	$40,000,000
5,000,000	$60,000,000
5,000,000	$80,000,000
5,000,000	$100,000,000

Stock Grants – Significant Transactions

Upon the Company closing of a Significant Transaction, the CEO shall be granted shares of common stock or new series of preferred shares of the Company that is convertible into common stock equal to 10% of the value of all the consideration, including any stock, cash or debt of such completed transaction. The CEO shall earn this grant for each Significant Transaction closed by the Company. A “Significant Transaction” shall mean a licensing transaction, merger with or acquisition of an operating company in a strategic or synergistic line of business, and a financing or direct or indirect share issuance transaction involving the Company, which as a whole, provides cash flow or equivalent value in excess of $250,000. For the years ending December 31, 2022 and 2021, the Company accrued $0 and $1,282,826, respectively, as equity payable in relation to the Significant Transaction milestones being met. These amounts were recorded as general and administrative expense in the Company’s consolidated statements of operations and comprehensive loss.

Equity Payable to Chief Executive Officer

As of December 31, 2022 and 2021, the Company recorded $3,157,789 and $3,157,789, respectively, as equity payable for Significant Transactions. During the years ended December 31, 2022 and 2021, the Company recorded $0 and $1,282,826, respectively, as general and administrative expense for Significant Transactions entered into during the periods.

Other Expenses

The Company will reimburse the CEO for other expenses of $3,000 per month.

Assistant

The Company will reimburse the CEO up to $700 per weeks to hire an assistant.

Rent

The Company will reimburse the CEO up to $4,000 per month to lease office space to be used for Company matters.

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

Consulting Agreement with CFO

On October 1, 2020, the Company entered into a consulting agreement with the Company’s CFO, James Cardwell for an initial term of one year, which was extended for an additional year upon its anniversary. Compensation pursuant to the agreement shall be a minimum of $1,500 per month. As of December 31, 2022 and 2021, the Company has accrued $31,600 and $16,500, respectively, as accrued expense in relations to this agreement.

Consulting Agreement with Chief Technology Officer

On January 1, 2020, the Company entered into an executive employment agreement with the Chief Technology Officer. The Company shall pay the executive $120,000 annually for services rendered. During the year ended December 31, 2022, the Company issued 6,015,793 shares of common stock with a fair value of $27,372. As of December 31, 2022 and 2021, the Company recorded $209,597 and $138,360 as accrued expenses related to this agreement.

5. PROMISSORY NOTE AND CONVERTIBLE PROMISSORY NOTES

Convertible Notes

As of December 31, 2022 and 2021, the Company has outstanding Convertible Promissory Notes to various holders in an aggregate amount of $1,569,770 and $1,178,964, respectively. In aggregate, as of December 31, 2022 the principal amount includes an original issue discount (an “OID”) of 10%. All notes are due to mature 18 months from their respective effective date and mature beginning on May 25, 2021 through August 11, 2022. As of December 31, 2022, the outstanding Convertible Promissory Notes were in default.

The following table summarizes the Notes activity during the years ended December 31, 2022 and 2021:

As of
December 31,2022
Convertible promissory notes, balance at December 31, 2020	655,071
Issuances	1,768,700
Conversions (not inclusive of accrued interest of $44,104)	(1,424,900)
Debt discount	(2,054,904)
Amortization of debt discount	2,364,334
Convertible promissory notes, balance at December 31, 2021	1,309,111
Issuances	250,000
Conversions	(1,070,501)
Debt discount	-
Amortization of debt discount	1,081,160
Convertible promissory notes, balance at December 31, 2022	1,569,770

Promissory Note

On December 20, 2021, the Company entered into a settlement agreement to apply the $302,637 tax refund from OIDMTC as payment for the promissory note recorded in the amount of $349,079 as of December 31, 2020. In connection with the settlement, previous amounts of principal and accrued interest due under the promissory note were forgiven in the aggregate amount of $350,739. As part of the settlement, the Company agreed to compensate the lenders and issued $50,569 worth of common stock. For the year ended December 31, 2022, the Company recorded in its consolidated statements of operations a loss on settlement of debt in the amount of $0.

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

6. COMMITMENTS AND CONTINGENCIES

Collaboration Agreement

The Company entered into a collaboration agreement with a hospital located in Canada. As of December 31, 2022 and 2021, the Company recorded $15,000 and $10,000, respectively, for the annual royalty due under the terms of the collaboration agreement.

Agreements

On January 1, 2020, the Company entered into a consulting agreement for investor relations services. The Company shall pay the consultant $6,500 per month for services rendered to be paid $2,500 in cash and $4,000 in common shares of the Company to be valued at a 20% discount to the lowest trading price for the five trading days prior to date upon which payment is due. As of December 31 2021 and 2020, the Company recorded $56,183 and $79,159 as accrued expenses related to this agreement.

On November 16, 2021, the Company entered into a consulting agreement for a term of three years to advise the Company and its Ketadash Subsidiary (see “Subsequent Events”) in establishing services to be provided in California. The Company will pay the consultant a percentage of gross profits as follows: (i) 10% of gross profits up to $1,000,000, (ii) 7.5% of gross profits from $1,000,001 to $5,000,000, and (iii) 5% for gross profits exceeding $5,000,001. As of December 31, 2022 and the date of this filing, no amounts have been earned under this contract.

Medical Advisory Board Agreements

During the period ended December 31, 2020, the Company entered into medical advisory board agreements with four members for a term of one year each. As consideration for the services to be rendered, the Company agreed to pay $45,000 in cash and $155,000 worth of stock in common stock. As of December 31, 2022 and 2021, the Company has accrued $190,086 and $233,110 in relation to these agreements.

7. STOCKHOLDERS’ EQUITY (DEFICIT)

On September 15, 2020, the Company issued 1,050,000 shares of common stock in accordance with a strategic alliance agreement and as consideration for the purchase of 1,050,000 share of Psychedelitech, Inc. (“Psychedelitech”) (a private Ontario corporation). As a result of the transaction, the Company purchased 10% of Psychedelitech. The shares were recorded at fair value on the date of issuance of $26,250. As of December 31, 2022 and 2021, the investment in Psychedelitech is recorded at cost in the amount of $0 and $26,250, respectively.

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

On January 19, 2021, the Company consummated its agreement with the former and current directors of 20/20 Global, Inc. (“20/20 Global”) that provide for: (i) 20/20 Global’s purchase for $350,000 in cash of all of the outstanding stock of Mycotopioa Therapies, Inc. (“MYC”), the Company’s wholly owned subsidiary, from Ehave under a Stock Purchase Agreement, resulting in MYC becoming a wholly owned subsidiary of 20/20 Global; and (ii) the change of control of 20/20 Global’s board of directors and management. In a related transaction, Ehave agreed to purchase 9,793,754 shares of 20/20 Global common stock from third parties, which constitutes approximately 75.77% of the issued and outstanding shares of 20/20 Global’s common stock, for $350,000 in cash. There was a change in control of 20/20 Global’s board of directors and the transaction was accounted for as a reverse merger in which Mycotopia Therapies, Inc. was deemed to be the accounting acquirer and 20/20 Global the legal acquirer. The Company acquired a controlling interest in 20/20 Global, changed its name to Mycotopia Therapies, Inc. (“Mycotopia”), and consolidated Mycotopia as of December 31, 2021. The Company recorded a non-controlling interest in the amount of negative $3,454 for the disposal of MYC and re- acquisition of Mycotopia. The purpose of this transaction was to monetize the Company’s subsidiary into a publicly traded company.

During the year ended December 31, 2021, the Company received aggregate investments of $1,502,000 and issued 22,682,142 shares of common stock, in the aggregate, from Regulation A Offerings.

During the year ended December 31, 2021, the Company issued $5,681,985 shares of common stock upon the cashless exercise of 6,709,890 warrants.

During the year ended December 31, 2021, the Company issued 141,635,524 shares of common stock, in the aggregate, upon the conversion of convertible promissory notes and accrued interest in the amount of $1,469,004, in the aggregate.

During the year ended December 31, 2022, the Company issued 58,800,000 shares of common stock, in the aggregate, upon the conversion of convertible promissory notes and accrued interest in the amount of $588,000, in the aggregate. (see Note 5).

STOCK BASED COMPENSATION

During the year ended December 31, 2022, the Company issued 58,800,000 shares of common stock, in the aggregate, upon the conversion of convertible promissory notes and accrued interest in the amount of 588,000, in the aggregate.

During the year ending December 31, 2021, the Company issued 7,354,312 shares of Ehave common stock for services rendered. The Company recorded stock based compensation of $2,936,647 for the fair value of the shares issued of $654,647 and $2,282,000 as equity for services rendered to Mycotopia.

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

Warrants Issued

The following table reflects a summary of Common Stock warrants outstanding and warrant activity during the period ended December 31, 2022 and 2021.

	Underlying Shares	Weighted Average Exercise Price	Weighted Average Term (Years)
Warrants outstanding at January 1, 2021	28,693,368
Granted	7,337,000	0.01	1.50
Exercised	(6,709,890)	0.01
Forfeited	-
Warrants outstanding at December 31, 2021	29,320,478	0.01	0.44
Granted	-
Exercised	-
Forfeited	-
Warrant outstanding at December 31, 2022	29,320,478	0.01	3.52

The intrinsic value of warrants outstanding as of December 31, 2022 was $0.

The warrants granted during the period ending December 31, 2022 and 2021 were valued using the Black-Scholes option pricing model using the following weighted average assumptions:

	Year Ended December 31,
	2022	2021
Expected term, in years	2 - 5 years	1.5 years
Expected volatility	122% - 224%	100%
Risk free interest rate	0.08% - 1.57%	0.09% - 0.13%
Dividend yield	0%	0%

8. INCOME TAXES

The Company computes income taxes using the asset and liability approach. The Company currently has no issue that creates timing differences that would mandate a deferred tax expense. Due to the uncertainty as to the utilization of net operating loss carryforwards, a valuation allowance has been made to the extent of any tax benefit that net operating losses may generate. No provision for income tax has been recorded for the years ended December 31, 2022 and December 31, 2021 due to the Company’s operating losses.

As of December 31, 2022, the Company has a net operating loss for tax purposes of CAD $17,708,752 (2021 – CAD $15,715,067) that can be carried forward over 20 years.

Deferred Income Taxes

Deferred income taxes primarily represent the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The components of the Company’s deferred taxes are as follows:

	2022	2021
Deferred tax assets (liabilities):
Deferred tax asset, beginning	3,439,000	$1,074,000
Increase in valuation reserve	611,000	2,365,000
Deferred tax asset, ending	4,050,000	3,439,000
Valuation allowance	(4,050,000)	(3,439,000)
Net deferred tax assets	$-	$-

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2022 through the issuance date of these financial statements, and there are no events requiring disclosure other than those described below:

Subsequent to December 31, 2022, the Company issued 200,000 shares of Series B Preferred Stock to the seller as satisfaction of the consideration owed to Philon Labs for the acquisition of intangible assets.

On July 29, 2024, the Company entered into an Exchange Agreement with Mycotopia, Inc., its subsidiary, whereby Ehave, Inc. exchanged 9,793,754 shares of Mycotopia’s common stock for one share of Series A Preferred Stock.

On November 6, 2024, the Company issued 254,642 shares of common stock to a consultant as consideration for services rendered for the Company.

On November 6, 2024, the Company issued 254,642 shares of common stock to a consultant as consideration for services agreed to under a professional services agreement.

