Form 20-F
period 2023-12-31
Ehave, Inc.
filed 2024-12-30
CIK 1653606

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF

1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to ________

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 359,571,047 common shares as December 31, 2023

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data presented below for the three years ended December 31, 2023, is presented in U.S. dollars and is derived from our financial statements prepared in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). We have derived the selected financial data as of December 31, 2023, 2022, and 2021, and for the years ended December 31, 2023, 2022, and 2021, from our audited financial statements included elsewhere in this Annual Report on Form 20-F. The information set forth below should be read in conjunction with our financial statements (including notes thereto) included under Item 18 and “Operating and Financial Review and Prospects” included under Item 5 and other information provided elsewhere in this annual report on Form 20-F and our financial statements and related notes. The selected financial data in this section is not intended to replace the financial statements and is qualified in its entirety thereby.

	2023	2022	2021
Revenues from continuing operations	-	-	-
Net loss	$(2,409,396.00)	$(5,091,470.00)	$(11,481,906)
Net comprehensive loss	(2,424,663.00)	(5,043,597.00)	(11,495,093)
Basic and diluted loss per share (1)	(0.006)	(0.01)	0.07
Total assets	2,972,925.00	1,357,770.00	2,528,826
Shareholders’ deficit	(5,668,263.00)	(3,349,518.00)	(901,300)
Cash dividends declared per share (2)	-	-	-
Weighted average number of common shares outstanding	359,383,732.97	302,889,686.00	140,342,653

Note:

(1)	In 2023 we issued 13,673,997, in 2022 we issued 101,373,125, and in 2021 we issued 177,353,963 shares of common stock

(2)	We have not declared or paid any dividends since incorporation.

Exchange Rate Data

The following table sets forth the exchange rates for Canadian dollars expressed in U.S. dollars that have been used in the audited financial statements included elsewhere in this Annual Report on Form 20-F.

$1 Canadian dollar equivalent in U.S. dollars
At December 31, 2022	0.7385
At December 31, 2023	0.7550
Average for the year ended December 31, 2023	0.7421

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

We were incorporated in 2011. We reported a net loss of $2,409,396 for the fiscal year ended December 31, 2023 and had a net loss of $5,091,470 during the fiscal year ended December 31, 2022. As of December 31, 2023, we had an accumulated deficit of $36,173,767. We cannot anticipate when, if ever, our operations will become profitable. We expect to incur significant net losses as we develop and commercialize our products and pursue our business strategy. We intend to invest significantly in our business before we expect cash flow from operations to be adequate to cover our operating expenses. If we are unable to execute our business strategy and grow our business, for any reason, our business, prospects, financial condition and results of operations will be adversely affected.

As reflected in the financial statements for the years ended December 31, 2023, and December 31, 2022, included elsewhere in this Annual Report on Form 20-F, we had no significant revenues from continuing operations in 2023 and 2022 and need additional cash resources to maintain our operations. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent on our ability to raise additional capital. We cannot predict when, if ever, we will be successful in raising additional capital and, accordingly, we may be required to cease operations at any time, if we do not have sufficient working capital to pay our operating costs.

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

We reported an accumulated deficit of $36,173,767and had a stockholders’ deficit of $5,668,263 at December 31, 2023. As a result of our financial condition, we have received a report from our independent registered public accounting firm for our financial statements for the years ended December 31, 2023 and 2022 that includes an explanatory paragraph describing the uncertainty as to our ability to continue as a going concern without the infusion of significant additional capital. There can be no assurance that management will be successful in implementing its plans. If we are unable to raise additional financing, we may cease operations.

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

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring an annual assessment by management of the effectiveness of a public company’s internal controls over financial reporting and an attestation report by the company’s independent auditors addressing this assessment, if applicable. As discussed in Item 15 “Controls and Procedures” based on a review of our internal controls over financial reporting, management concluded that our internal controls over financial reporting were not effective due to the existence of a material weakness relating to a lack of an independent oversight over financial reporting, timely preparation and review of accounting records as of December 31, 2023. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls. Management intends to take this guidance into consideration as we work to resolve this weakness. For additional information, see Item 15 “Controls and Procedures.”

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

Our Articles of Incorporation authorizes the issuance of an unlimited number of our common shares, no par value, of which 359,571,047 shares are currently issued and outstanding. The future issuance of common shares may result in substantial dilution in the percentage of our common shares held by our then existing shareholders. We may value any common shares issued in the future on an arbitrary basis. The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors and may have an adverse effect on any trading market of our common shares.

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

Financial Overview

Our operations have been funded, to date, primarily through the sale of our common shares in a public offering and series of private placements of convertible notes and warrants. For the year ended December 31, 2023, we were unable to raise any new convertible notes and warrants and through our offering pursuant to Regulation A. The Company is currently in default on its convertible notes.

Operating Losses

Since our inception, we have incurred significant operating losses. Our net losses were $2,409,396 and $5,091,470 for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, we had an accumulated deficit of $36,173,767. We expect to continue to incur significant expenses and operating losses over the next several years. Our net losses may fluctuate significantly from quarter to quarter and from year to year. We anticipate that our expenses will increase significantly as we plan to continue development and commercialization of MegaTeam, NinjaReflex and KetaDash products as well as to engage in continuing research and development related to products and services.

A. Operating Results

Years Ended December 31, 2023 and December 31, 2022

Revenues

The Company has not generated any significant revenues to date.

General and administrative

General and administrative expenses decreased by $1,709,457 or 52% to $ 1,594,124 for the year ended December 31, 2023 compared to $3,303,581 for the year ended December 31, 2022. The decrease was primarily due to the decrease in stock based compensation of approximately $1,051,229, decrease in consulting fees of approximately $289,576, decrease in licensing fees of approximately $114,114 and decrease in other general and administrative of approximately $121,433.

Other income and expenses

The Company recorded other expense for the year ended December 31, 2023 in the amount of $815,272 compared to $1,787,889 of other expense for the year ended December 31, 2022. The decrease in expense in the amount of $972,617 primarily relates to the decrease in amortization expense of approximately $317,132 and decrease in impairment in fixed assets and investment of approximately $498,970.

B. Liquidity and Capital Resources

Through December 31, 2023, we have incurred an accumulated deficit of $36,173,767, primarily as a result of expenses incurred through a combination of development and commercialization activities related to our products and general and administrative expenses supporting those activities, as well as a net loss of $2,409,396 and negative operating cash flows during the year ending December 31, 2023. Our total cash balance as of December 31, 2023 was $1,032,646. At December 31, 2023, we had a working capital deficit of $7,608,542. We anticipate that we will continue to incur losses and negative cash flows from operations, and that such losses will increase over the next several years due to development costs associated with our Ehave Dashboard, MegaTeam, and Ninja Reflex products, until our products reach commercial profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, based on our current projections, we may not have sufficient resources to fund operations through the fourth quarter of 2025. Therefore, there is substantial doubt about our ability to continue as a going concern.

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

Operating Activities

Net cash used in operating activities for the year ended December 31, 2023 was $323,628, which includes a net loss of $2,409,398, offset by non-cash adjustments of $558,880 principally related to stock based compensation expense of $635, amortization of debt discount of $435,498, and depreciation expense of $61,217. The change in net working capital items resulted in an increase the cash of $1,526,890 primarily related to the increase in account payable and accrued expenses of $1,109,766 and accrued expenses – related party and accrued interest of $417,124.

Net cash used in operating activities for the year ended December 31, 2022 was $1,274,859, which includes a net loss of $5,091,470, offset by non-cash adjustments of $2,739,091 principally related to stock based compensation expense of $1,163,961, amortization of debt discount of $1,081,160, impairment of fixed assets of $218,945, impairment of investments of $274,024, and depreciation expense of $1,001. The change in net working capital items resulted in an increase the cash of $1,137,902 primarily related to the increase in account payable and accrued expenses of $1,486,241 offset by the decrease in accrued expenses – related party of $348,339.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2023 was $0.

Net cash used in investing activities for the year ended December 31, 2022 was $119,608 from the purchase of fixed assets.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2023 was $0.

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

We have no contractual obligations as of December 31, 2023.

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

B. Compensation

Directors

In the year ended December 31, 2023, each director who was not an officer was entitled to the following compensation:

$32,500 in common shares payable quarterly based upon an average of the closing price of the common shares during the 20 trading days immediately prior to the end of the quarter or at such time that the director has elected to take the shares,

Committee Compensation: For serving on the audit committee of the board those committee members will receive $5,000 in cash yearly, paid quarterly

Ben Kaplan director compensation of the year ended December 31, 2023 is $90,000.

Officers

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to our officers in 2023, 2022 and 2021.

			Share-	Option-
			based	based		All other	Total
Name and principal		Salary	awards	awards	Bonus	compensation	compensation
position	Year	$	$	$(1)	$	$	$
Benjamin Kaplan, CEO	2023	288,000	-	-		-	288,000
	2022	288,000	18,522	-		-	306,522
	2021	288,000	1,282,826	-	-	120,400	1,691,226
Jay Cardwell, CFO	2023	18,000	-	-	-	-	18,000
	2022	18,000	-	-	-	-	18,000
	2021	18,000	-	-	-	-	18,000

Narrative Discussion

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

E. Share Ownership

The following table sets forth certain information as of December 26, 2024, regarding the beneficial ownership of our common shares by each of our directors and all of our executive officers and directors as a group.

	Number of common shares beneficially owned (1)	% of Outstanding common shares (2)
Directors and Executive Officers
Ben Kaplan (3)	17,705,121	6.3%
Binyomin Posen	387,597	<1%
Zeke Kaplan	387,597	<1%
All officers and directors as a group (3 persons):	18,480,315	6.6%

Notes:

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 359,571,047 shares issued and outstanding as at December 26, 2024.

(3)	Ben Kaplan was appointed CEO on June 24, 2019. He is entitled to a 5% equity interest in the Company as a signing bonus that was not previously issued and was subsequently changed to be a warrant that was exercised for 14,136,587 shares on April 16, 2022. He was issued 3,447,844 shares for his service on the Board of Directors as of April 8, 2022. He is also entitled to 5% equity interest on a diluted bases in relation to a significant transaction clause in his consulting agreement.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table lists the beneficial ownership of our securities as of December 26, 2024, by each person known by us to be the beneficial owner of 5% or more of the outstanding shares of any class of our securities. As of December 26, 2024, 359,571,047of our ordinary shares were outstanding. As of December 26, 2024, with the exception of Shareholders disclosed in “Item 6.E Share Ownership”, we are not aware of any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, our common shares, of more than 5% of the outstanding common shares, except as follows:

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

Change of Control

As of December 6, 2024 there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B. Related Party Transactions

Since January 1, 2022, and through the date hereof we entered into related party transactions as follows:

● We have entered into consulting contracts with each of our officers (see Item 6).

● On October 1, 2020, the Company entered into a consulting agreement with the Company’s CFO, James Cardwell for an initial term of one year, which was extended for an additional year upon its anniversary. Compensation pursuant to the agreement shall be a minimum of $1,500 per month. As of December 31, 2023 and 2022, the Company has accrued $13,600 and $13,600, respectively, as accrued expense in relations to this agreement.

● On January 1, 2021, the Company entered into an Executive Consulting Agreement, which superseded the previous consulting agreement, with Benjamin Kaplan to serve as the Company’s CEO for an initial term of 36 months. As of December 31, 2023, and 2022, the Company has recorded $1,009,148 and $600,748, respectively, as accrued expense in relation to the Executive Consulting Agreement. As of December 31, 2023 and 2022, the Company has accrued $3,157,789 and $3,157,789, respectively, as equity payable in relation to the Executive Consulting Agreement. During the years ending December 31, 2023, and 2022, the Company has recorded $408,400 and $408,400 as general and administrative expenses in relation to the executive consulting agreement. During the year ending December 31, 2023, the Company paid $0 to the CEO in relation to the Executive Consulting Agreement.

The Company shall pay the CEO a fee of $24,000 per month as annual salary compensation. During the year ended December 31, 2023, the Company recorded $288,000 as general and administrative expense for the CEO fee.

● During the period ended December 31, 2021, the Company issued a convertible promissory note to a related party for the principal amount of $11,000, in the aggregate, including $1,000 of original issue discount and 110,000 warrants, in the aggregate, with an exercise price of $0.01 per share. During the year ended December 31, 2022, this note was converted into 110,000 shares of common stock.

● On January 1, 2020, the Company entered into an executive employment agreement with the Chief Technology Officer. The Company shall pay the executive $120,000 annually for services rendered. During the year ended December 31, 2022, the Company issued 6,015,793 shares of common stock with a fair value of $27,372. As of December 31, 2023 and 2022, the Company recorded $209,597 and $209,597 as accrued expenses related to this agreement.

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

B. Significant Changes

Except as otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since December 31, 2023.

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

The closing of the Merger will take place as soon as practicable (and, in any event, within two (2) Business days after the satisfaction of all conditions to the Merger.

On February 16, 2023, the parties to the Agreement mutually agreed to terminate the Agreement and release each other. The preceding description of the termination is qualified in its entirety by reference to the Termination of Agreement and Plan of Merger dated February 16, 2023 and filed as an exhibit to the Company’s Current Report on Form 8-K filed February 22, 2023

On November 28, 2023, Mycotopia Therapies Inc. (the “Company”) entered into an Asset Sale and Purchase Agreement (the “Asset Purchase Agreement”) and Intellectual Property Assignment Agreement (the “IP Assignment”) with Philon Labs, LLC (“Philon Labs”) for the acquisition of certain assets of Philon Labs including the intellectual property related to its “Phill Robot” and “Milky Way” products.

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

Backup=Withholding and Information Reporting

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

We will provide without charge to each person, including any beneficial owner, to whom a copy of this annual report has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address Benjamin Kaplan, Chief Executive Officer, 100 SE 2nd St., Suite 2000, Miami, FL 33131, (954) 233-3511, bkaplan@ehave.com.

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

On November 17, 2023, the Mycotopia Therapies, Inc created a new Florida-based subsidiary, NPD Genius, LLC (“NPD”).

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

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2023, based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal controls over financial reporting were not effective due to the existence of a material weakness relating to a lack of an independent oversight over financial reporting, timely preparation and review of accounting records as of December 31, 2023. To mitigate this weakness, our auditors suggested that the company continue to maintain sufficient accounting personnel to ensure segregation of duties and accurate accounting records, noting that we use an outside consultant to perform day-to-day review function and that we create, document and maintain policies and procedures. Our management intends to take this guidance into consideration as we work to resolve this weakness. Based on our assessment under the criteria described above, the CEO has concluded that our internal control over financial reporting was not effective as of December 31, 2023.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and Services

During the financial years ended December 31, 2023, and 2022, Fruci and Associates II, PLLC received the following fees:

Item	2023	2022
	$	$
Audit fees	25,000	25,000
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	25,000	25,000

Audit Fees

Audit fees were for professional services rendered by Fruci and Associates II, PLLC and Company for the audit of our annual financial statements and services provided in connection with statutory and regulatory filings or engagements, accounting consultations and subscription to on- line accounting services.

Audit-related Fees

Audit-related fees are the aggregate fees billed for assurance and related services by Fruci and Associates II, PLLC and Company that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit Fees.

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

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

None.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16K. CYBERSECURITY

To date, the Company has not identified any cybersecurity incidents which have materially affected, or are reasonably likely to materially affect, the Company’s business strategy, results of operations or financial condition. The Company has not implemented any specific policies with respect to monitoring and managing cybersecurity threats. Moreover, the Company is aware of the evolution of cybersecurity risks and is taking proactive steps by keeping up to date our information systems and educating our personnel about these risks.

The Company recognizes the importance of developing, implementing, and maintaining cybersecurity measures to safeguard its information systems and protect the confidentiality, integrity, and availability of the data. The Company will be looking to adopt cybersecurity processes, technologies and controls to aid in its efforts to assess, prevent, identify and manage such risks.

PART III

ITEM 17. FINANCIAL STATEMENTS.

Not applicable.

ITEM 18 FINANCIAL STATEMENTS

The financial statements appear on pages F-1 through F-13.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this annual report:

Exhibit Number	Description

1.1	Articles of Incorporation (1)
1.2	Articles of Amendment to the Articles of Incorporation dated November 30, 2011 (2)
1.3	Articles of Amendment to the Articles of Incorporation dated May=13, 2015 (3)
1.4	Articles of Amendment to the Articles of Incorporation dated June 26, 2015 (4)
1.5	Articles of Amendment to the Articles of Incorporation dated November 4, 2015 (5)
1.6	Articles of Amendment to the Articles of Incorporation dated May=28, 2019 (5A)
1.7	Bylaws No. 2 (6)
4.6	License Agreement, dated April 24, 2015, between the Company=and The Governing Counsel of the University=of Toronto (12)
4.13	Master Services Agreement, dated December 8, 2015 with Blog Inc LLC (dba Cress & Company) (19)
4.23	Amendment to API Integration & Distribution Agreement, dated as of May=4, 2017, between the Company=and MHS (29)
4.64	Executive Consulting Agreement dated June 24, 2019 between the Company=and Ben Kaplan (70)
4.65	2020 Ehave Equity=Incentive Plan (71)
12.1*	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley=Act of 2002
12.2*	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley=Act of 2002
13.1*	Certificate of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley=Act of 2002
13.2*	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley=Act of 2002
101.INS+	XBRL Instance File
101.SCH+	XBRL Taxonomy Extension Schema Document
101.CAL+	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF+	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB+	XBRL Taxonomy Extension Label Linkbase Document
101.PRE+	XBRL Taxonomy Presentation Linkbase Document

*Filed herewith

+ To be filed by amendment

(1)	Incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(2)	Incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(3)	Incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(4)	Incorporated by reference to Exhibit 3.4 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(5)	Incorporated by reference to Exhibit 3.6 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(5A)	Incorporated by reference to Exhibit 3.1 to the Company’s Report on Form 6-k filed with the SEC on May 24, 2019
(6)	Incorporated by reference to Exhibit 3.5 to the Form 6-K filed with the SEC on January 12, 2017.
(12)	Incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 16, 2015.
(19)	Incorporated by reference to Exhibit 10.27 to the Company’s Registration Statement on Form F-1/A filed with the SEC on March 11, 2016.
(29)	Incorporated by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed with the SEC on August 16, 2018.
(70)	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on July 22, 2019
(71)	Incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on August 20, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: December 30, 2024

EHAVE, INC.

/s/ Ben Kaplan
Ben Kaplan
Chief Executive Officer

INDEX TO

CONSOLIDATED FINANCIAL STATEMENTS

Page
Financial Statements

Report of Independent Registered Accounting Firm PCAOB ID NO: 5525	F – 1
Consolidated Balance Sheets as of December 31, 2023 and 2022	F – 2
Consolidated Statements of Operations and Other Comprehensive Loss for the years ended December 31, 2023 and 2022	F – 3
Consolidated Statements of Changes in Stockholders’ Deficit for the years ended December 31, 2023 and 2022	F – 4
Consolidated Statements of Cash Flows for the years ended December 31, 2023 and 2022	F – 5
Notes to the Consolidated Financial Statements	F – 6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of EHAVE, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ehave, Inc. (“the Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and other comprehensive loss, changes in stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Spokane, Washington

December 30, 2024

EHAVE, INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

	As of December 31,
	2023	2022
ASSETS
CURRENT ASSETS:
Cash	$1,032,646	$1,356,274
Total current assets	1,032,646	1,356,274

Property and equipment	498	1,496
Intangible assets, net	1,939,781	-
TOTAL ASSETS	$2,972,925	$1,357,770

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$4,059,921	$3,137,517
Accrued expenses - related party	576,000	-
Current portion of convertible notes, net of debt discount	2,005,267	1,569,770
Shares to be issued	2,000,000	-
Total current liabilities	8,641,188	4,707,287

TOTAL LIABILITIES	8,641,188	4,707,287

COMMITMENTS AND CONTINGENCIES (NOTE 6)

STOCKHOLDERS’ DEFICIT:
Common Stock, no par value, unlimited shares authorized, 359,571,047 and 345,897,050 shares issued and outstanding, respectively	29,742,533	29,636,615
Equity payable	3,157,789	3,157,789
Accumulated deficit	(36,173,767)	(34,167,210)
Accumulated other comprehensive income	147,203	162,470
TOTAL EHAVE, INC. STOCKHOLDERS’ DEFICIT	(3,126,242)	(1,210,335)
Non-controlling interest	(2,542,021)	(2,139,182)
TOTAL STOCKHOLDERS’ DEFICIT	(5,668,263)	(3,349,518)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$2,972,925	$1,357,770

The accompanying notes are an integral part of these consolidated financial statements

EHAVE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

(Expressed in U.S. Dollars)

	For the Years Ended December 31,
	2023	2022

Operating expenses
General and administrative	$1,594,124	$3,303,581

Total operating expenses	1,594,124	3,303,581

OPERATING LOSS	(1,594,124)	(3,303,581)

Other income (expenses)
Interest expense	(815,272)	(216,557)
Interest expense - related party	-	(7,203)
Amortization expense	-	(1,081,160)
Impairment of fixed assets	-	(218,945)
Impairment of investments	-	(274,024)
(Loss) gain on settlement of debt	-	10,000
Total other expense	(815,272)	(1,787,889)

Loss Before Income Tax	(2,409,396)	(5,091,470)
Provision for income taxes	-	-
Net loss	(2,409,396)	(5,091,470)
Less: loss attributable to the noncontrolling interest	402,839	890,647
Net loss attributable to Ehave, Inc. stockholders	$(2,006,557)	$(4,200,823)

Other comprehensive loss
Foreign exchange translation adjustment	(15,267)	47,873
Total other comprehensive loss	(15,267)	47,873

Comprehensive loss	$(2,424,663)	$(5,043,597)

NET LOSS PER SHARE ATTRIBUTABLE TO EHAVE, INC. STOCKHOLDERS
Basic and diluted	$(0.006)	$(0.01)
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic and diluted	359,383,733	302,889,686

The accompanying notes are an integral part of these consolidated financial statements

EHAVE, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

(Expressed in U.S. Dollars)

	Common Stock		Equity	Accumulated	Accumulated Other Comprehensive	Total Ehave, Inc.	Non-Controlling	Total
	Shares	Amount	Payable	(Deficit)	Income	Equity	Interest	Equity
Balance, January 1, 2022	244,523,925	27,041,236	3,157,789	(29,966,387)	114,597	347,235	(1,248,535)	(901,300)
Common stock issued for the purchase of impaired asset	19,977,169	197,774	-	-	-	197,774	-	197,774
Common stock issued upon conversion of convertible promissory notes and accrued interest	58,800,000	588,000	-	-	-	588,000	-	588,000
Stock based compensation	22,595,956	1,163,960	-	-	-	1,163,960	-	1,163,960
Sale of Mycotopia preferred shares in private placement	-	150,000	-	-	-	150,000	-	150,000
Debt discount on convertible debt and warrants	-	250,000	-	-	-	250,000	-	250,000
Conversion of convertible debt into shares of common stock	-	245,645	-	-	-	245,645	-	245,645
Foreign exchange translation	-	-	-	-	47,873	47,873	-	47,873
Net loss	-	-	-	(4,200,823)	-	(4,200,823)	(890,647)	(5,091,470)
Balance, December 31, 2022	345,897,050	29,636,615	3,157,789	(34,167,210)	162,470	(1,210,335)	(2,139,182)	(3,349,518)
Stock based compensation	13,673,997	635	-	-	-	635	-	635
Common stock issued for penalty interest	-	61,533	-	-	-	61,533	-	61,533
Mycotopia common stock issued in settlement of accounts payable and accrued expenses	-	43,750	-	-	-	43,750	-	43,750
Foreign exchange translation	-	-	-	-	(15,267)	(15,267)	-	(15,267)
Net loss	-	-	-	(2,006,557)	-	(2,006,557)	(402,839)	(2,409,396)
Balance, December 31, 2023	359,571,047	$29,742,533	$3,157,789	$(36,173,767)	$147,203	$(3,126,242)	$(2,542,021)	$(5,668,263)

The accompanying notes are an integral part of these consolidated financial statements

EHAVE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	For the Years Ended December 31,
	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(2,409,396)	$(5,091,470)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	998	1,250
Stock based compensation	635	1,163,961
Amortization of debt discount	435,498	1,081,160
Non-cash interest expense	61,533	-
Impairment of fixed assets	-	218,945
Impairment of investments	-	274,024
Gain on settlement of debt	-	(10,000)
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	1,169,980	1,435,610
Accrued interest on convertible notes	129,124	-
Accrued expenses - related party	288,000	(348,339)
NET CASH USED IN OPERATING ACTIVITIES	(323,628)	(1,274,859)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	-	(119,608)
NET CASH USED IN INVESTING ACTIVITIES	-	(119,608)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of preferred stock	-	150,000
Proceeds from convertible notes	-	250,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	400,000

Effect of exchange rate on cash	-	-

Net increase (decrease) in cash	(323,628)	(994,467)

Cash, beginning of period	1,356,274	2,350,741
Cash, end of period	$1,032,646	$1,356,274

NON-CASH INVESTING AND FINANCING ACTIVITIES
Common stock issued for conversion of debt	$-	$588,000
Common stock issued for conversion of accounts payable and accrued expenses	$43,750	$88,357
Conversion of Mycotopia preferred stock into Mycotopia common stock	$-	$150,000
Debt discount on convertible notes payable	$-	$250,000
Conversion of convertible debt and interest into Mycotopia common stock	$-	$245,645
Common stock issued for purchase of Ketadash, prior to impairment	$-	$197,774

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

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

Software Products and Research and Development

Software development costs are expensed as incurred and consist primarily of design and development costs of new products, and significant enhancements to existing products incurred before the establishment of technological feasibility. Costs incurred subsequent to technological feasibility of new and enhanced products, costs incurred to purchase or to create and implement internal-use software, and software obtained through business acquisitions are capitalized. Such costs are amortized over the estimated useful lives of the related products, using the straight-line method. For the years ended December 31, 2023 and 2022, the Company recorded $650 and $25,350, respectively, as general and administrative expense for software development costs.

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense totaled $10,180 and $46,731 for the years ended December 31, 2023 and 2022, respectively.

Property and Equipment

Property and equipment is recorded at cost, less accumulated depreciation. Depreciation of property and equipment is determined using the straight-line method of the estimated useful lives of the related assets. Expenditures for repairs and maintenance are charged to expense as incurred, and expenditures for betterments and major improvements are capitalized and depreciated over the remaining useful lives of the assets. During the year ended December 31, 2023 and 2022, the Company recorded an impairment on fixed assets in the amount of $0 and $218,945, respectively.

The assets’ estimated lives used in computing depreciation for property, plant and equipment are as follows:

Medical equipment	5 years

As of December 31, 2023 and 2022, property and equipment consisted of the following:

	December 31,
	2023	2022
Medical equipment	$2,995	$2,995
Total	2,995	2,995
Less, accumulated depreciation	(2,497)	(1,499)
Equipment, net	$498	$1,496

During the years ending December 31, 2023 and 2022, the Company recorded depreciation expense of approximately $998 and $1,250, respectively.

Impairment of Long-lived Assets

Management reviews long-lived assets that are held and used for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared with the asset’s carrying amount to determine if there has been an impairment, which is calculated as the difference between the fair value of an asset and its carrying value. Estimates of future undiscounted cash flows are based on expected growth rates for the business, anticipated future economic conditions and estimates of residual values. Fair values take into consideration management’s estimates of risk-adjusted discount rates, which are believed to be consistent with assumptions that marketplace participants would use in their estimates of fair value. There were no impairments of long-lived assets recognized during the year ended December 31, 2023. There was a total of $218,945 in impairments of fixed assets recognized during the year ended December 31, 2022.

Leases

The Company reviews all arrangements for potential leases in accordance with ASC 842, and at inception, determines whether a lease is an operating or finance lease. Lease assets and liabilities, which generally represent the present value of future minimum lease payments over the term of the lease, are recognized as of the commencement date. Leases with an initial lease term of twelve months or less are classified as short-term leases and are not recognized in the balance sheets unless the lease contains a purchase option that is reasonably certain to be exercised. The Company reimburses its CEO, Ben Kaplan, for leased office space in the amount of $4,000 per month. For the year ending December 31, 2023 and 2022, rent expense was $48,000 and $48,000. Other than the Company’s reimbursement of its CEO for rent on a month-to-month basis, the Company has not entered into any lease agreements.

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

Net Loss per Common Share, basic

The Company has adopted Accounting Standards Codification (“ASC”) subtopic 260-10, Earnings Per Share (“ASC 260-10”) specifying the computation, presentation and disclosure requirements of earnings per share (EPS) information. Basic earnings (loss) per share includes no dilution and is computed by dividing net income or loss by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution of securities that could share in the earnings or losses of the entity. For the year ended December 31, 2023, the Company had outstanding warrants to purchase 28,770,478 common shares and 142,928,343 common shares issuable upon the conversion of debt excluded from weighted average diluted common shares because their inclusion would have been antidilutive. For the year ended December 31, 2022, the Company had outstanding warrants to purchase 28,770,478 common shares and 142,928,343 common shares issuable upon the conversion of debt excluded from weighted average diluted common shares because their inclusion would have been antidilutive.

Recent Accounting Pronouncements

During the periods ended December 31, 2023 and 2022 there were several new accounting pronouncements issued by the Financial Accounting Standards Board (FASB). Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s financial statements.

2. GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States, which contemplate the continuation of the Company as a going concern.

Through December 31, 2023, the Company has incurred an accumulated deficit of $36,173,767, primarily as a result of expenses incurred through a combination of development and commercialization activities related to our products and general and administrative expenses supporting those activities, as well as an operating loss of $2,409,396 for the year ended December 31, 2023. Our total cash balance as of December 31, 2023 was $1,032,646. At December 31, 2023, we had a working capital deficit of $7,608,542. We anticipate that we will continue to incur losses and negative cash flows from operations, and that such losses will increase over the next several years. As a result of these expected losses and negative cash flows from operations, along with our current cash position, we may not have sufficient resources to fund operations for one year from the date we issued these financial statements. Therefore, there is substantial doubt about our ability to continue as a going concern.

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

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

4. RELATED PARTY TRANSACTIONS

Consulting Agreement with the CEO

On January 1, 2021, the Company entered into an Executive Consulting Agreement, which superseded the previous consulting agreement, with Benjamin Kaplan to serve as the Company’s CEO for an initial term of 36 months. As of December 31, 2023, and 2022, the Company has recorded $1,009,148 and $600,748, respectively, as accrued expense in relation to the Executive Consulting Agreement. As of December 31, 2023 and 2022, the Company has accrued balance of $3,157,789 as equity payable in relation to the Executive Consulting Agreement. During the years ending December 31, 2023, and 2022, the Company has recorded $408,400 and $408,400 as general and administrative expenses in relation to the executive consulting agreement. During the year ending December 31, 2023, the Company paid $0 to the CEO in relation to the Executive Consulting Agreement.

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

Annual Salary Compensation

The Company shall pay the CEO a fee of $24,000 per month as annual salary compensation. During the year ended December 31, 2023, the Company recorded $288,000 as general and administrative expense for the CEO fee.

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

Stock Grants – Significant Transactions

Upon the Company closing of a Significant Transaction, the CEO shall be granted shares of common stock or new series of preferred shares of the Company that is convertible into common stock equal to 10% of the value of all the consideration, including any stock, cash or debt of such completed transaction. The CEO shall earn this grant for each Significant Transaction closed by the Company. A “Significant Transaction” shall mean a licensing transaction, merger with or acquisition of an operating company in a strategic or synergistic line of business, and a financing or direct or indirect share issuance transaction involving the Company, which as a whole, provides cash flow or equivalent value in excess of $250,000. For the years ending December 31, 2023 and 2022, the Company accrued $0 and $0respectively, as equity payable in relation to the Significant Transaction milestones being met. These amounts were recorded as general and administrative expense in the Company’s consolidated statements of operations and comprehensive loss.

Equity Payable to Chief Executive Officer

As of December 31, 2023 and 2022, the Company recorded $3,157,789 and $3,157,789, respectively, as equity payable for Significant Transactions. During the years ended December 31, 2023 and 2022, the Company recorded $0 and $0, respectively, as general and administrative expense for Significant Transactions entered into during the periods.

Other Expenses

The Company will reimburse the CEO for other expenses of $3,000 per month.

Assistant

The Company will reimburse the CEO up to $700 per weeks to hire an assistant.

Rent

The Company will reimburse the CEO up to $4,000 per month to lease office space to be used for Company matters.

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

Consulting Agreement with CFO

On October 1, 2020, the Company entered into a consulting agreement with the Company’s CFO, James Cardwell for an initial term of one year, which was extended for an additional year upon its anniversary. Compensation pursuant to the agreement shall be a minimum of $1,500 per month. As of December 31, 2023 and 2022, the Company has accrued $13,600 and $13,600, respectively, as accrued expense in relations to this agreement.

Consulting Agreement with Chief Technology Officer

On January 1, 2020, the Company entered into an executive employment agreement with the Chief Technology Officer. The Company shall pay the executive $120,000 annually for services rendered. During the year ended December 31, 2022, the Company issued 6,015,793 shares of common stock with a fair value of $27,372. As of December 31, 2023 and 2022, the Company recorded $209,597 and $209,597 as accrued expenses related to this agreement.

5. PROMISSORY NOTE AND CONVERTIBLE PROMISSORY NOTES

Convertible Notes

As of December 31, 2023 and 2022, the Company has outstanding Convertible Promissory Notes to various holders in an aggregate amount of $2,005,267 and $1,569,770, respectively. In aggregate, as of December 31, 2023 the principal amount includes an original issue discount (an “OID”) of 10%. All notes are due to mature 18 months from their respective effective date and mature beginning on May 25, 2021 through August 11, 2022. As of December 31, 2023, the outstanding Convertible Promissory Notes were in default.

During the years ended December 31, 2023 and 2022, the Company issued 0 and 58,800,000, respectively, shares of common stock upon conversion of the Notes and accrued interest.

The following table summarizes the Notes activity during the years ended December 31, 2023 and 2022:

As of
December 31,2023
Convertible promissory notes, balance at December 31, 2021	1,309,111
Issuances	250,000
Conversions (not inclusive of accrued interest of $44,104)	(1,070,501)
Debt discount	-
Amortization of debt discount	1,081,160
Convertible promissory notes, balance at December 31, 2022	1,569,770
Issuances	-
Conversions	-
Debt discount	-
Amortization of debt discount	435,497
Convertible promissory notes, balance at December 31, 2023	2,005,267

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

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

6. COMMITMENTS AND CONTINGENCIES

Collaboration Agreement

The Company entered into a collaboration agreement with a hospital located in Canada. As of December 31, 2023 and 2022, the Company recorded $0 and $15,000, respectively, for the annual royalty payable accrued under the terms of the collaboration agreement.

Agreements

On November 16, 2021, the Company entered into a consulting agreement for a term of three years to advise the Company and its Ketadash Subsidiary (see “Subsequent Events”) in establishing services to be provided in California. The Company will pay the consultant a percentage of gross profits as follows: (i) 10% of gross profits up to $1,000,000, (ii) 7.5% of gross profits from $1,000,001 to $5,000,000, and (iii) 5% for gross profits exceeding $5,000,001. As of December 31, 2023 and the date of this filing, no amounts have been earned under this contract.

Medical Advisory Board Agreements

During the period ended December 31, 2020, the Company entered into medical advisory board agreements with four members for a term of one year each. As consideration for the services to be rendered, the Company agreed to pay $45,000 in cash and $155,000 worth of stock in common stock. As of December 31, 2023 and 2022, the Company has accrued $120,001 and $128,891 in relation to these agreements.

7. STOCKHOLDERS’ EQUITY (DEFICIT)

On September 15, 2020, the Company issued 1,050,000 shares of common stock in accordance with a strategic alliance agreement and as consideration for the purchase of 1,050,000 share of Psychedelitech, Inc. (“Psychedelitech”) (a private Ontario corporation). As a result of the transaction, the Company purchased 10% of Psychedelitech. The shares were recorded at fair value on the date of issuance of $26,250. As of December 31, 2023 and 2022, the investment in Psychedelitech is recorded at cost in the amount of $0.

During the year ended December 31, 2022, the Company issued 58,800,000 shares of common stock, in the aggregate, upon the conversion of convertible promissory notes and accrued interest in the amount of $588,000, in the aggregate. (see Note 5).

During the year ended December 31, 2023, the Company issued 43,750 shares of Mycotopia common stock to settle $43,750 of accrued expenses.

During the year ended December 31, 2023, the Company issued 61,533 shares of Company’s common stock as a settlement for interest payable.

STOCK BASED COMPENSATION

During the year ending December 31, 2022, the Company issued 22,595,956 shares of Ehave common stock for services rendered. The Company recorded stock-based compensation of $1,163,961 for the fair value of the shares issued of $141,106 and $1,022,855 as equity for services rendered to Mycotopia.

During the year ending December 31, 2023, the Company issued 7,354,312 shares of Ehave common stock for services rendered. The Company recorded stock based compensation of $635 for the fair value of the shares issued of $0 and $635 as equity for services rendered to Mycotopia.

EHAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

Warrants Issued

The following table reflects a summary of Common Stock warrants outstanding and warrant activity during the period ended December 31, 2023 and 2022.

	Underlying Shares	Weighted Average Exercise Price	Weighted Average Term (Years)
Warrants outstanding at December 31, 2021	29,320,478	0.01	0.44
Granted	-
Exercised	-
Forfeited	-
Warrant outstanding at December 31, 2022	29,320,478	0.01	3.52
Granted	-
Exercised	-
Forfeited	-
Warrant outstanding at December 31, 2023	29,320,478	0.01	3.52

The intrinsic value of warrants outstanding as of December 31, 2023 was $0.

8. INCOME TAXES

The Company computes income taxes using the asset and liability approach. The Company currently has no issue that creates timing differences that would mandate a deferred tax expense. Due to the uncertainty as to the utilization of net operating loss carryforwards, a valuation allowance has been made to the extent of any tax benefit that net operating losses may generate. No provision for income tax has been recorded for the years ended December 31, 2023 and December 31, 2022 due to the Company’s operating losses.

As of December 31, 2023, the Company has a net operating loss for tax purposes of CAD $18,837,510 (2022 – CAD $17,708,752) that can be carried forward over 20 years.

Deferred Income Taxes

Deferred income taxes primarily represent the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The components of the Company’s deferred taxes are as follows:

	2023	2022
Deferred tax assets (liabilities):
Deferred tax asset, beginning	4,050,000	$3,439,000
Increase in valuation reserve	150,000	611,000
Deferred tax asset, ending	4,200,000	4,050,000
Valuation allowance	(4,200,000)	(4,050,000)
Net deferred tax assets	$-	$-

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2023 through the issuance date of these financial statements, and there are no events requiring disclosure other than those described below:

Subsequent to December 31, 2023, the Company issued 200,000 shares of Series B Preferred Stock to the seller as satisfaction of the consideration owed to Philon Labs for the acquisition of intangible assets.

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

