Form 20-F
period 2024-12-31
Ehave, Inc.
filed 2025-05-13
CIK 1653606

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

100 SE 2nd St., Suite 2000

Miami, FL 33131

United States

(Address of principal executive offices)

Benjamin Kaplan, Chief Financial Officer

Telephone: 954-233-3511

E-mail: bkaplan@ehave.com

100 SE 2nd St., Suite 2000 Miami, FL 33131

United States

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Securities registered pursuant to Section 12(g) of the Act.

Common Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 359,571,047 common shares as December 31, 2024

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data presented below for the three years ended December 31, 2024, is presented in U.S. dollars and is derived from our financial statements prepared in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). We have derived the selected financial data as of December 31, 2024, 2023, and 2022, and for the years ended December 31, 2024, 2023, and 2022, from our audited financial statements included elsewhere in this Annual Report on Form 20-F. The information set forth below should be read in conjunction with our financial statements (including notes thereto) included under Item 18 and “Operating and Financial Review and Prospects” included under Item 5 and other information provided elsewhere in this annual report on Form 20-F and our financial statements and related notes. The selected financial data in this section is not intended to replace the financial statements and is qualified in its entirety thereby.

	2024	2023	2022
Revenues from continuing operations	$-	$-	$-
Net loss	(2,748,874)	(2,409,397)	(5,091,470)
Net comprehensive loss	(2,699,988)	(2,424,664)	(5,043,597)
Basic and diluted loss per share (1)	(0.01)	(0.01)	(0.01)
Total assets	2,105,023	2,972,925	1,357,770
Shareholders’ deficit	(7,886,435)	(5,668,264)	(3,349,518)
Cash dividends declared per share (2)	-	-	-
Weighted average number of common shares outstanding	359,571,047	359,383,733	302,889,686

Note:

(1)	For the years ended December 31, 2024, 2023, 2022, we issued 0, 13,673,997, and 101,373,125, shares of common stock, respectively.

(2)	We have not declared or paid any dividends since incorporation.

Exchange Rate Data

The following table sets forth the exchange rates for Canadian dollars expressed in U.S. dollars that have been used in the audited financial statements included elsewhere in this Annual Report on Form 20-F.

$1 Canadian dollar equivalent in U.S. dollars
At December 31, 2023	0.7550
At December 31, 2024	0.6997
Average for the year ended December 31, 2024	0.7300

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

We were incorporated in 2011. We reported a net loss of $2,748,874 or the fiscal year ended December 31, 2024 and had a net loss of $2,409,396 during the fiscal year ended December 31, 2023. As of December 31, 2024, we had an accumulated deficit of $38,292,380. We cannot anticipate when, if ever, our operations will become profitable. We expect to incur significant net losses as we develop and commercialize our products and pursue our business strategy. We intend to invest significantly in our business before we expect cash flow from operations to be adequate to cover our operating expenses. If we are unable to execute our business strategy and grow our business, for any reason, our business, prospects, financial condition and results of operations will be adversely affected.

As reflected in the financial statements for the years ended December 31, 2024, and 2023, included elsewhere in this Annual Report on Form 20-F, we had no significant revenues from continuing operations in 2024 and 2023 and need additional cash resources to maintain our operations. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent on our ability to raise additional capital. We cannot predict when, if ever, we will be successful in raising additional capital and, accordingly, we may be required to cease operations at any time, if we do not have sufficient working capital to pay our operating costs.

If we are unable to obtain additional funding, our business operations will be harmed.

We anticipate that we will continue to incur losses and negative cash flows from operations. As a result of these expected losses and negative cash flows from operations, along with our current cash position, based on our current projections, we may not have sufficient resources to fund operations through the fourth quarter of 2025 To the extent that we are required to raise additional funds to cover costs of operations, we intend to do so through additional public or private offerings of debt or equity securities. There are no assurances that we will be successful in obtaining the level of financing needed for our operations, and we may be unable to secure such funding when needed in adequate amounts or on acceptable terms, if at all. Any additional equity financing may involve substantial dilution to our then existing shareholders.

Our independent auditors have expressed their concern as to our ability to continue as a going concern.

We reported an accumulated deficit of $38,292,380 and had a stockholders’ deficit of $7,886,435 at December 31, 2024. As a result of our financial condition, we have received a report from our independent registered public accounting firm for our financial statements for the years ended December 31, 2024 and 2023 that includes an explanatory paragraph describing the uncertainty as to our ability to continue as a going concern without the infusion of significant additional capital. There can be no assurance that management will be successful in implementing its plans. If we are unable to raise additional financing, we may cease operations.

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

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring an annual assessment by management of the effectiveness of a public company’s internal controls over financial reporting and an attestation report by the company’s independent auditors addressing this assessment, if applicable. As discussed in Item 15 “Controls and Procedures” based on a review of our internal controls over financial reporting, management concluded that our internal controls over financial reporting were not effective due to the existence of a material weakness relating to a lack of an independent oversight over financial reporting, timely preparation and review of accounting records as of December 31, 2024. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls. Management intends to take this guidance into consideration as we work to resolve this weakness. For additional information, see Item 15 “Controls and Procedures.”

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

Because the majority of our assets and of directors are located outside the United States, it may be difficult for an investor to enforce within the United States any judgments obtained against us or any of our officers and directors.

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

As a result of the MYC SPA, 20/20 Global adopted MYC’s business plan and MYC became a wholly owned subsidiary of 20/20 Global. 20/20 Global is now known as Aibotics Inc., and we maintain voting control over Aibotics. Aibotics main business is the application of artificial intelligence in the operation of robotic devices. Its first product is the Philbot, an AI-powered massage robot.

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

Seasonality of Business

Our results of operations have not been materially impacted by seasonality.

C. Organizational Structure

The following is a list of our principal subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F:

Name	Place of Formation	Relationship
Aibotics, Inc.	Nevada	Majority Owned Subsidiary (1)
KetaDash LLC	Florida	Wholly Owned Subsidiary
HPPD Inc.	Florida	Wholly Owned Subsidiary

(1) On January 19, 2021, we sold Mycotopia Therapies, Inc. (Florida) to 20/20 Global, Inc. (now known as Aibotics, Inc., a Nevada corporation) for $350,000 in cash. Simultaneously, we purchased a majority of the issued and outstanding stock of 20/20Global for its majority stockholders. We own approximately 66% of Aibotics Inc. and Mycotopia Therapies, Inc. (Florida) is a wholly owned subsidiary of Aibotics Inc., formerly known as 20/20 Global.

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

Intangible assets, net

The Company’s intangible assets include finite lived assets. Finite lived intangible assets, consisting of intellectual property are amortized on a straight-line basis over the estimated useful lives of the assets.

Finite lived intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected long-term undiscounted cash flows the asset is expected to generate is less than its carrying amount. Actual future cash flows may differ from the estimates used in the impairment testing.

Financial Overview

Our operations have been funded, to date, primarily through the sale of our common shares in a public offering and series of private placements of convertible notes and warrants. For the year ended December 31, 2024, we were unable to raise any new convertible notes and warrants and through our offering pursuant to Regulation A. The Company is currently in default on its convertible notes.

Operating Losses

Since our inception, we have incurred significant operating losses. Our net losses were $2,748,874 and $2,409,396 for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, we had an accumulated deficit of $38,292,380. We expect to continue to incur significant expenses and operating losses over the next several years. Our net losses may fluctuate significantly from quarter to quarter and from year to year. We anticipate that our expenses will increase significantly as we plan to continue development and commercialization of MegaTeam, NinjaReflex and KetaDash products as well as to engage in continuing research and development related to products and services.

A. Operating Results

Years Ended December 31, 2024 and December 31, 2023

Revenues

The Company has not generated any significant revenues to date.

General and administrative

General and administrative expenses increased by $909,732 or 57% to $2,503,856 for the year ended December 31, 2024 compared to $1,594,124 for the year ended December 31, 2023. The increase was primarily due to amortization expense of approximately $608,000, increase in Product development expense of approximately $178,000, increase in consulting fees of approximately $79,000, increase in board compensation fees of approximately $100,000 offset by decrease in office expense of approximately $50,000 and decrease in insurance expense of approximately $18,000.

Other income and expenses

The Company recorded other expense for the year ended December 31, 2024 in the amount of $245,018 compared to $815,273 of other expense for the year ended December 31, 2023. The decrease in expense in the amount of $400,600 or 49% is primarily resulted from $500,000 less in debt discount amortization from the Company’s convertible notes partially offset by $98,000 of additional interest expense accrued due to the default interest on the Company’s convertible note payables in default and by $169,655 as the Company sold its equity interest in Zyus which had previously been fully impaired and carried at a zero value on the balance sheet. Following Zyus’s public listing, the Company received cash proceeds, resulting in a gain on sale.

B. Liquidity and Capital Resources

Through December 31, 2024, we have incurred an accumulated deficit of $38,292,380, primarily as a result of expenses incurred through a combination of development and commercialization activities related to our products and general and administrative expenses supporting those activities, as well as a net loss of $2,748,874 and negative operating cash flows during the year ending December 31, 2024. Our total cash balance as of December 31, 2024 was $833,125. At December 31, 2024, we had a working capital deficit of $9,158,333. We anticipate that we will continue to incur losses and negative cash flows from operations, and that such losses will increase over the next several years due to development costs associated with our Ehave Dashboard, MegaTeam, and Ninja Reflex products, until our products reach commercial profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, based on our current projections, we may not have sufficient resources to fund operations through the fourth quarter of 2025. Therefore, there is substantial doubt about our ability to continue as a going concern.

Our plans include the continued commercialization of our products and raising capital through a combination of equity offerings, debt financings, other third-party funding and other collaborations and strategic partnerships. There are no assurances, however, that we will be successful in obtaining the level of financing needed for our operations. We are exploring various financing options including equity funding and strategic collaboration. However, there are no assurances that we will be successful in obtaining the level of financing needed for our operations or that any such financing would be on terms favourable to us. Any future financing may involve substantial dilution to existing investors. If we are unsuccessful in commercializing our products and raising capital, we may need to reduce activities, curtail or cease operations.

Operating Activities

Net cash used in operating activities for the year ended December 31, 2024 was $248,407, which includes a net loss of $2,748,874, offset by non-cash adjustments of $757,322 of which related to amortization of intangible assets of $667,883, Gain recognized on common stock issued to settle liability of$79,591, amortization of debt discount of $9,350, and depreciation expense of $498. The change in net working capital items resulted in an increase the cash of $1,875,229 primarily related to the increase in account payable and accrued expenses of $1,455,145 and accrued expenses – related party and accrued interest of $288,000.

Net cash used in operating activities for the year ended December 31, 2023 was $323,628, which includes a net loss of $2,409,398, offset by non-cash adjustments of $498,664 principally related to stock based compensation expense of $635, amortization of debt discount of $435,498, and depreciation expense of $61,217. The change in net working capital items resulted in an increase the cash of $1,587,104 primarily related to the increase in account payable and accrued expenses of $1,169,980 and accrued expenses – related party and accrued interest of $417,124.

Investing Activities

Net cash used in investing activities was $0 for both years ended December 31, 2024 and 2023.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2024 was $165,000 related to proceeds from related party note payable.

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

We have no contractual obligations as of December 31, 2024.

We expect to fund our capital expenditure requirements and commitments with existing working capital.

G. Safe Harbor

We seek safe harbor for our forward-looking statements contained in Items 5.E and F. See “Cautionary Note Regarding Forward- Looking Statements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES A. Directors and Senior Management

The following table sets forth the names, ages and positions of our current board members and executive officers:

Name	Age	Position with the Company	Director of the Company Since
Ben Kaplan	54	President, Chief Executive Officer	June 24, 2019
Binyomin Posen	31	Chairman of the Board, Director	August 21, 2018
Zeke Kaplan	38	Director	August 21, 2018

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

B. Compensation

Directors

In the year ended December 31, 2024, each director who was not an officer was entitled to the following compensation:

Committee Compensation: For serving on the audit committee of the board those committee members will receive $5,000 in cash yearly, paid quarterly

Ben Kaplan director compensation of the year ended December 31, 2024 is $90,000.

Officers

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to our officers in 2023, 2022 and 2021.

			Share-	Option-
			based	based		All other	Total
Name and principal		Salary	awards	awards	Bonus	compensation	compensation
position	Year	$	$	$(1)	$	$	$
Benjamin Kaplan, CEO	2024	288,000	-	-		-	288,000
	2023	288,000	-	-		-	288,000
	2022	288,000	18,522	-		-	306,522
Jay Cardwell, CFO	2024	-	-	-	-	-	-
	2023	18,000	-	-	-	-	18,000
	2022	18,000	-	-	-	-	18,000

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

E. Share Ownership

The following table sets forth certain information as of December 31, 2024, regarding the beneficial ownership of our common shares by each of our directors and all of our executive officers and directors as a group.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table lists the beneficial ownership of our securities as of December 31, 2024, by each person known by us to be the beneficial owner of 5% or more of the outstanding shares of any class of our securities. As of December 31, 2024, 359,571,047 of our ordinary shares were outstanding. As of December 31, 2024, with the exception of Shareholders disclosed in “Item 6.E Share Ownership”, we are not aware of any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, our common shares, of more than 5% of the outstanding common shares, except as follows:

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

			Number of	Percentage of
	Total Number of	Number of	Common Shares	Common Shares
	Common Shares	US Holders	Held by	Held
Total Number of	Issued and	of	US Holders of	by US Holders of
Holders of Record	Outstanding	Record	Record	Record
65	359,571,047	18	25,568,167	7.11%

Change of Control

As of December 31, 2024 there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

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

● On January 1, 2020, the Company entered into an executive employment agreement with the Chief Technology Officer. The Company shall pay the executive $120,000 annually for services rendered. As of December 31, 2024 and 2023, the Company recorded $209,597 as accrued expenses related to this agreement.

● On October 1, 2020, the Company entered into a consulting agreement with its CFO, James Cardwell, for an initial term of one year. The agreement was extended for an additional year on its anniversary. Under the terms of the agreement, compensation was set at a minimum of $1,500 per month. The agreement was terminated as of December 31, 2023, and the Company has not appointed a replacement. As of December 31, 2024 and 2023, the Company had accrued $0 and $13,600, respectively, in connection with this agreement, which is included in accrued expenses.

● On January 1, 2021, the Company entered into an Executive Consulting Agreement, which superseded the previous consulting agreement, with Benjamin Kaplan to serve as the Company’s CEO for an initial term of 36 months. As of December 31, 2024, and 2023, the Company has recorded $1,417,548 and $1,009,148, respectively, as accrued expense in relation to the Executive Consulting Agreement. As of December 31, 2024 and 2023, the Company has accrued $3,157,789 and $3,157,789, respectively, as equity payable in relation to the Executive Consulting Agreement. During the years ending December 31, 2024, and 2023, the Company has recorded $408,400 and $408,400 as general and administrative expenses in relation to the executive consulting agreement. During the year ending December 31, 2024 and 2023, the Company paid $0 to the CEO in relation to the Executive Consulting Agreement.

The Company shall pay the CEO a fee of $24,000 per month as annual salary compensation. During the year ended December 31, 2024 and 2023, the Company recorded $288,000 as general and administrative expense for the CEO fee.

● On January 30, 2024, the Company signed an agreement with a major shareholder for a $165,000 note payable. The note accrues interest at a rate of 1.75% compounded annually and has a maturity date of January 30, 2025 (Note 6 – Promissory and Convertible Notes). The note had interest expense of $2,658 and $0 for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, the Company had recorded accrued interest of $2,658 related to the note within accrued interest on the Consolidated Balance Sheet.

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

B. Significant Changes

Except as otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since December 31, 2024.

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

On May 18, 2022, Aibotics entered into an Agreement and Plan of Merger (the “Agreement” whereby Aibotics will merge with a wholly owned subsidiary of PSLY.com. Simultaneously E,iVentures, Inc. (“E.i”) will merge with a separate wholly owned subsidiary of PSLY.com.

At closing each share of common stock of Aibotics, par value $.001 per share (the “Aibotics Common Stock”), issued and outstanding immediately prior to the effective time of the merger shall be converted into the right to receive 0.25 fully paid and nonassessable share of PSLY.com Common Stock.

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

On February 16, 2023, the parties to the Agreement mutually agreed to terminate the Agreement and release each other. The preceding description of the termination is qualified in its entirety by reference to the Termination of Agreement and Plan of Merger dated February 16, 2023 and filed as an exhibit to the Company’s Current Report on Form 8-K filed February 22, 2023.

On November 28, 2023, Aibotics, Inc. (the “Company”) entered into an Asset Sale and Purchase Agreement (the “Asset Purchase Agreement”) and Intellectual Property Assignment Agreement (the “IP Assignment”) with Philon Labs, LLC (“Philon Labs”) for the acquisition of certain assets of Philon Labs including the intellectual property related to its “Phill Robot” and “Milky Way” products.

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

Backup - Withholding and Information Reporting

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

I. Subsidiary Information

Aibotics, Inc., a subsidiary of the Company, was formed in the State of Florida on December 23, 2019. In December 2020, Aibotics, Inc entered into definitive agreements with Ehave, Inc. Aibotics Inc., a Florida corporation and wholly owned subsidiary of Ehave (“MYC”), and the former and current directors of 20/20 Global that provide for: (i) 20/20 Global’s purchase for $350,000 in cash of all of the outstanding stock of MYC from Ehave under a Stock Purchase Agreement, resulting in MYC becoming a wholly owned subsidiary of 20/20 Global; and (ii) the change of control of 20/20 Global’s board of directors and management under a Change of Control and Funding Agreement. In a related transaction, Ehave agreed to purchase 9,793,754 shares of 20/20 Global common stock, which constitute approximately 75.77% of the then-issued and outstanding shares of 20/20 Global’s common stock, for $350,000 in cash through a Stock Purchase Agreement (“MYC SPA”) with 20/20 Global stockholders Mark D. Williams, Colin Gibson, and The Robert and Joanna Williams Trust. As of December 31, 2024 Ehave owned one share of Series A Preferred Stock which granted it a voting interest of 75% of all votes for matters presented for stockholder vote to the stockholders of the Corporation. On January 19, 2021, the above transaction closed. Because the former shareholder of Aibotics, Inc. acquired 75.77% of the Company’s then-outstanding stock and there was a change in control of the board of directors, the transaction was accounted for as a reverse merger in which Aibotics, Inc. was deemed to be the accounting acquirer and the Company the legal acquirer. Subsequent to the transaction, the Company changed its name from 20/20 Global, Inc. to Aibotics, Inc.

On November 17, 2023, the Aibotics, Inc created a new Florida-based subsidiary, NPD Genius, LLC (“NPD”).

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

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2024, based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, as a result of the material weaknesses described below, management has concluded that our internal control over financial reporting was not effective as of December 31, 2024.

A material weakness in internal controls is a deficiency in internal control, or combination of control deficiencies, that adversely affects our ability to initiate, authorize, record, process, or report external financial data reliably in accordance with GAAP such that there is more than a remote likelihood that a material misstatement of our annual or interim financial statements that is more than inconsequential will not be prevented or detected. In the course of making our assessment of the effectiveness of internal controls over financial reporting, we identified material weaknesses in our internal control over financial reporting.  Specifically, (1) we lack a sufficient number of employees to properly segregate duties and provide adequate monitoring during the process leading to and including the preparation of the consolidated financial statements, and (2) we do not maintain effective controls to ensure that equity instruments were properly recorded and classified in accordance with U.S. GAAP.

To mitigate this weakness, our auditors suggested that the company continue to maintain sufficient accounting personnel to ensure segregation of duties and accurate accounting records, noting that we use an outside consultant to perform day-to-day review function and that we create, document and maintain policies and procedures. Our management intends to take this guidance into consideration as we work to resolve this weakness. Based on our assessment under the criteria described above, the CEO has concluded that our internal control over financial reporting was not effective as of December 31, 2024.

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

There were no amendments to our Code of Conduct during the fiscal year ended December 31, 2024. We did not grant any waivers to the provisions of our Code of Conduct during the fiscal year ended December 31, 2024.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and Services

During the financial years ended December 31, 2024, and 2023, Fruci and Associates II, PLLC received the following fees:

Item	2024	2023
	$	$
Audit fees	30,000	25,000
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	30,000	25,000

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

Date: May 13, 2025

EHAVE, INC.

/s/ Ben Kaplan
Ben Kaplan
Chief Executive Officer

INDEX TO

CONSOLIDATED FINANCIAL STATEMENTS

Page
Financial Statements

Report of Independent Registered Accounting Firm PCAOB ID NO: 5525	F – 1
Consolidated Balance Sheets as of December 31, 2024 and 2023	F – 2
Consolidated Statements of Operations and Other Comprehensive Loss for the years ended December 31, 2024 and 2023	F – 3
Consolidated Statements of Changes in Stockholders’ Deficit for the years ended December 31, 2024 and 2023	F – 4
Consolidated Statements of Cash Flows for the years ended December 31, 2024 and 2023	F – 5
Notes to the Consolidated Financial Statements	F – 6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ehave, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ehave, Inc. (“the Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and other comprehensive loss, changes in stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Spokane, Washington

May 13, 2025

EHAVE, INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

	As of December 31,
	2024	2023
ASSETS
CURRENT ASSETS:
Cash	$833,125	$1,032,646
Total current assets	833,125	1,032,646

Property and equipment, net	-	498
Intangible assets, net	1,271,898	1,939,781
TOTAL ASSETS	$2,105,023	$2,972,925

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$5,073,241	$4,059,922
Accrued expenses - related party	864,000	576,000
Current portion of convertible notes - related party	224,020	-
Current portion of convertible notes, net	1,790,597	2,005,267
Shares to be issued	2,039,600	2,000,000
Total current liabilities	9,991,458	8,641,189

Long-term portion of convertible notes, net of debt discount	-	-
TOTAL LIABILITIES	9,991,458	8,641,189

COMMITMENTS AND CONTINGENCIES (NOTE 6)	-	-

STOCKHOLDERS’ DEFICIT:
Common Stock, no par value, unlimited shares authorized, 359,571,047 shares issued and outstanding as of December 31, 2024 and 2023	29,742,533	29,742,533
Equity payable	3,157,789	3,157,789
Accumulated deficit	(38,292,380)	(36,173,768)
Accumulated other comprehensive income	196,089	147,203
TOTAL EHAVE, INC. STOCKHOLDERS’ DEFICIT	(5,195,969)	(3,126,243)
Non-controlling interest	(2,690,466)	(2,542,021)
TOTAL STOCKHOLDERS’ DEFICIT	(7,886,435)	(5,668,264)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$2,105,023	$2,972,925

The accompanying notes are an integral part of these consolidated financial statements

EHAVE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

(Expressed in U.S. Dollars)

	For the Years Ended December 31,
	2024	2023

Operating expenses
General and administrative	$2,503,856	$1,594,124

Total operating expenses	2,503,856	1,594,124

OPERATING LOSS	(2,503,856)	(1,594,124)

Other income (expenses)
Interest expense	(414,673)	(815,273)
Other income	169,655	-
Total other expense	(245,018)	(815,273)

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(2,748,874)	(2,409,397)
Provision for income taxes	-	-
Net loss	(2,748,874)	(2,409,397)

Less: loss attributable to the noncontrolling interest	630,262	402,839
Net loss attributable to Ehave, Inc. stockholders	$(2,118,612)	$(2,006,558)

Other comprehensive loss
Foreign exchange translation adjustment	48,886	(15,267)
Total other comprehensive loss	48,886	(15,267)

Comprehensive loss	$(2,699,988)	$(2,424,664)

NET LOSS PER SHARE ATTRIBUTABLE TO EHAVE, INC. STOCKHOLDERS
Basic and diluted	$(0.006)	$(0.006)
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic and diluted	359,571,047.00	359,383,733

The accompanying notes are an integral part of these consolidated financial statements

EHAVE, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

(Expressed in U.S. Dollars)

	Common Stock		Equity	Accumulated	Accumulated Other Comprehensive	Total Ehave, Inc.	Non- Controlling	Total
	Shares	Amount	Payable	(Deficit)	Income	Equity	Interest	Equity
Balance, December 31, 2022	345,897,050	29,636,616	3,157,789	(34,167,210)	162,470	(1,210,335)	(2,139,182)	(3,349,517)
Stock based compensation	13,673,997	634	-	-	-	634	-	634
Common stock issued for penalty interest	-	61,533	-	-	-	61,533	-	61,533
Aibotics common stock issued in settlement of accounts payable and accrued expenses	-	43,750	-	-	-	43,750	-	43,750
Foreign exchange translation	-	-	-	-	(15,267)	(15,267)	-	(15,267)
Net loss	-	-	-	(2,006,558)	-	(2,006,558)	(402,839)	(2,409,397)
Balance, December 31, 2023	359,571,047	$29,742,533	$3,157,789	$(36,173,768)	$147,203	$(3,126,243)	$(2,542,021)	$(5,668,264)
Aibotics common stock issued in settlement of accounts payable and accrued expenses	-	-	-	-	-	-	477,417	477,417
Issuance of Preferred Series B	-	-	-	-	-	-	4,400	4,400
Foreign exchange translation	-	-	-	-	48,886	48,886	-	48,886
Net loss	-	-	-	(2,118,612)	-	(2,118,612)	(630,262)	(2,748,874)
Balance, December 31, 2024	359,571,047	$29,742,533	$3,157,789	$(38,292,380)	$196,089	$(5,195,969)	$(2,690,466)	$(7,886,435)

The accompanying notes are an integral part of these consolidated financial statements

EHAVE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	For the Years Ended December 31,
	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from operations	$(2,748,874)	$(2,409,397)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	498	998
Amortization expense	667,883	-
Gain recognized on common stock issued to settle liability	79,591	-
Stock-based compensation	-	635
Amortization of debt discount	9,350	435,498
Non-cash interest expense	-	61,533

Changes in operating assets and liabilities:
Accounts payable and accrued expenses	1,455,145	1,299,105
Accrued expenses - related party	288,000	288,000
NET CASH USED IN OPERATING ACTIVITIES	(248,407)	(323,628)

Effect of exchange rate on cash	48,886	-

Net decrease in cash	(199,521)	(323,628)

Cash, beginning of year	1,032,646	1,356,274
Cash, end of year	$833,125	$1,032,646

NON-CASH INVESTING AND FINANCING ACTIVITIES
Common stock issued to settle accounts payable and accrued expenses	$477,417	$43,750
Issuance of Preferred Series B	$4,400	$-

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

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

Aibotic’s sponsors research and development of the use of psychedelics for the treatment of mental health issues utilizing the technology developed by Ehave.

Basis of Presentation and principles of consolidation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States and are expressed in U.S. dollars. The Company’s functional currency is Canadian dollars. The Company’s fiscal year-end is December 31. The consolidated financial statements include the amounts of the Company and its subsidiary, Aibotics, Inc. (“Aibotics”) of which the Company has a 65.90% controlling ownership interest. All inter-company accounts and transaction have been eliminated in consolidation. Certain reclassifications have been made to the prior period consolidated financial statements to conform to the current period presentation.

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

Software Products and Research and Development

Software development costs are expensed as incurred and consist primarily of design and development costs of new products, and significant enhancements to existing products incurred before the establishment of technological feasibility. Costs incurred subsequent to technological feasibility of new and enhanced products, costs incurred to purchase or to create and implement internal-use software, and software obtained through business acquisitions are capitalized. Such costs are amortized over the estimated useful lives of the related products, using the straight-line method. For the years ended December 31, 2024 and 2023, the Company recorded $650 and $25,350, respectively, as general and administrative expense for software development costs.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense totaled $0 and $10,180 for the years ended December 31, 2024 and 2023, respectively.

Property and Equipment

Property and equipment is recorded at cost, less accumulated depreciation. Depreciation of property and equipment is determined using the straight-line method of the estimated useful lives of the related assets. Expenditures for repairs and maintenance are charged to expense as incurred, and expenditures for betterments and major improvements are capitalized and depreciated over the remaining useful lives of the assets. During the year ended December 31, 2024 and 2023, the Company had no impairment on fixed assets.

The assets’ estimated lives used in computing depreciation for property, plant and equipment are as follows:

Medical equipment	5 years

As of December 31, 2024 and 2023, property and equipment consisted of the following:

	December 31,
	2024	2023
Medical equipment	$2,995	$2,995
Total	2,995	2,995
Less, accumulated depreciation	(2,995)	(2,497)
Equipment, net	$-	$498

During the years ending December 31, 2024 and 2023, the Company recorded depreciation expense of approximately $498 and $998, respectively.

Impairment of Long-lived Assets

Management reviews long-lived assets that are held and used for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared with the asset’s carrying amount to determine if there has been an impairment, which is calculated as the difference between the fair value of an asset and its carrying value. Estimates of future undiscounted cash flows are based on expected growth rates for the business, anticipated future economic conditions and estimates of residual values. Fair values take into consideration management’s estimates of risk-adjusted discount rates, which are believed to be consistent with assumptions that marketplace participants would use in their estimates of fair value. There were no impairments of long-lived assets recognized during the years ended December 31, 2024 and 2023.

Leases

The Company reviews all arrangements for potential leases in accordance with ASC 842, and at inception, determines whether a lease is an operating or finance lease. Lease assets and liabilities, which generally represent the present value of future minimum lease payments over the term of the lease, are recognized as of the commencement date. Leases with an initial lease term of twelve months or less are classified as short-term leases and are not recognized in the balance sheets unless the lease contains a purchase option that is reasonably certain to be exercised. The Company reimburses its CEO, Ben Kaplan, for leased office space in the amount of $4,000 per month. For the year ending December 31, 2024 and 2023, rent expense was $48,000 and $48,000. Other than the Company’s reimbursement of its CEO for rent on a month-to-month basis, the Company has not entered into any lease agreements.

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

Net Loss per Common Share, basic

The Company has adopted Accounting Standards Codification (“ASC”) subtopic 260-10, Earnings Per Share (“ASC 260-10”) specifying the computation, presentation and disclosure requirements of earnings per share (EPS) information. Basic earnings (loss) per share includes no dilution and is computed by dividing net income or loss by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution of securities that could share in the earnings or losses of the entity. For the year ended December 31, 2024, the Company had outstanding warrants to purchase 28,770,478 common shares and 142,928,343 common shares issuable upon the conversion of debt excluded from weighted average diluted common shares because their inclusion would have been antidilutive. For the year ended December 31, 2023, the Company had outstanding warrants to purchase 28,770,478 common shares and 142,928,343 common shares issuable upon the conversion of debt excluded from weighted average diluted common shares because their inclusion would have been antidilutive.

Recent Accounting Pronouncements

During the periods ended December 31, 2024 and 2023 there were several new accounting pronouncements issued by the Financial Accounting Standards Board (FASB). Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s financial statements.

2. GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States, which contemplate the continuation of the Company as a going concern.

Through December 31, 2024, the Company has incurred an accumulated deficit of $38,292,380, primarily as a result of expenses incurred through a combination of development and commercialization activities related to our products and general and administrative expenses supporting those activities, as well as an operating loss of $2,748,874 for the year ended December 31, 2024. Our total cash balance as of December 31, 2024 was $833,125. At December 31, 2024, we had a working capital deficit of $9,158,333. We anticipate that we will continue to incur losses and negative cash flows from operations, and that such losses will increase over the next several years. As a result of these expected losses and negative cash flows from operations, along with our current cash position, we may not have sufficient resources to fund operations for one year from the date we issued these financial statements. Therefore, there is substantial doubt about our ability to continue as a going concern.

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

4. RELATED PARTY TRANSACTIONS

Notes Payable – Related Parties

On January 30, 2024, the Company signed an agreement with a major shareholder for a $165,000 note payable. The note accrues interest at a rate of 1.75% compounded annually and has a maturity date of January 30, 2025 (Note 6 – Promissory and Convertible Notes). The note had interest expense of $2,658 and $0 for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, the Company had recorded accrued interest of $2,658 related to the note within accrued interest on the Consolidated Balance Sheet.

Consulting Agreement with the CEO

On January 1, 2021, the Company entered into an Executive Consulting Agreement, which superseded the previous consulting agreement, with Benjamin Kaplan to serve as the Company’s CEO for an initial term of 36 months. As of December 31, 2024, and 2023, the Company has recorded $1,417,548 and $1,009,148, respectively, as accrued expense in relation to the Executive Consulting Agreement. As of December 31, 2024 and 2023, the Company has accrued balance of $3,157,789 as equity payable in relation to the Executive Consulting Agreement. During the years ending December 31, 2024, and 2023, the Company has recorded $408,400 and $408,400 as general and administrative expenses in relation to the executive consulting agreement. During the year ending December 31, 2024, the Company paid $0 to the CEO in relation to the Executive Consulting Agreement.

On June 24, 2019, the Company entered into an Executive Consulting Agreement (Agreement) with Benjamin Kaplan (BK) to serve as the Company’s CEO for an initial term of 24 months. In addition to the monthly consulting fee, the Agreement provides for a one month ‘termination fee’ if the Agreement is terminated without cause.

On June 29, 2019, the Company and BK amended the Agreement as follows:

BK was granted a Warrant to purchase that number of shares of common stock of the Company equal to 5% of the issued and outstanding common shares, on a fully diluted basis. The Warrant was issued on April 16, 2020, has an exercise price of $0.01 USD per share and expired on April 16, 2022.

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

Annual Salary Compensation

The Company shall pay the CEO a fee of $24,000 per month as annual salary compensation. During the years ended December 31, 2024 and 2023, the Company recorded $288,000 as general and administrative expense for the CEO fee.

Bonus

The Company will pay the CEO a bonus in restricted stock or restricted stock units based on the following EBITDA milestones. For the year ending December 31, 2024, no EBITDA milestones were met and no amounts have been recorded for the bonus milestones.

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

Stock Grants – Significant Transactions

Upon the Company closing of a Significant Transaction, the CEO shall be granted shares of common stock or new series of preferred shares of the Company that is convertible into common stock equal to 10% of the value of all the consideration, including any stock, cash or debt of such completed transaction. The CEO shall earn this grant for each Significant Transaction closed by the Company. A “Significant Transaction” shall mean a licensing transaction, merger with or acquisition of an operating company in a strategic or synergistic line of business, and a financing or direct or indirect share issuance transaction involving the Company, which as a whole, provides cash flow or equivalent value in excess of $250,000. For the years ending December 31, 2024 and 2023, the Company accrued $0 and $0 respectively as equity payable. There were no Significant Transaction milestones met as of December 31, 2024 and 2023.

Equity Payable to Chief Executive Officer

As of December 31, 2024 and 2023, the Company recorded $3,157,789 and $3,157,789, respectively, as equity payable for Significant Transactions. During the years ended December 31, 2024 and 2023, the Company recorded $0 and $0, respectively.

Other Expenses

The Company will reimburse the CEO for other expenses of $3,000 per month.

Assistant

The Company will reimburse the CEO up to $700 per weeks to hire an assistant.

Rent

The Company will reimburse the CEO up to $4,000 per month to lease office space to be used for Company matters.

Consulting Agreement with CFO

On October 1, 2020, the Company entered into a consulting agreement with its CFO, James Cardwell, for an initial term of one year. The agreement was extended for an additional year on its anniversary. Under the terms of the agreement, compensation was set at a minimum of $1,500 per month. The agreement was terminated as of December 31, 2023, and the Company has not appointed a replacement. As of December 31, 2024 and 2023, the Company had accrued $0 and $13,600, respectively, in connection with this agreement, which is included in accrued expenses.

Consulting Agreement with Chief Technology Officer

On January 1, 2020, the Company entered into an executive employment agreement with the Chief Technology Officer. The Company shall pay the executive $120,000 annually for services rendered. During the year ended December 31, 2022, the Company issued 6,015,793 shares of common stock with a fair value of $27,372. As of December 31, 2024 and 2023, the Company recorded $209,597 as accrued expenses related to this agreement.

5. PROMISSORY NOTE AND CONVERTIBLE PROMISSORY NOTES

Convertible Notes

As of December 31, 2024 and 2023, the Company has outstanding Convertible Promissory Notes to various holders in an aggregate amount of $2,014,617 and $2,005,267, respectively. In aggregate, as of December 31, 2024 the principal amount includes an original issue discount (an “OID”) of 10%. All notes are due to mature 18 months from their respective effective date and mature beginning on May 25, 2021 through August 11, 2022. As of December 31, 2024, the outstanding Convertible Promissory Notes were in default.

During the years ended December 31, 2024 and 2023, the Company issued 0, shares of common stock upon conversion of the Notes and accrued interest.

The following table summarizes the Notes activity during the years ended December 31, 2024 and 2023:

As of
December 31,2024
Convertible promissory notes, balance at December 31, 2022	1,569,770
Issuances	-
Conversions	-
Debt discount	-
Amortization of debt discount	435,497
Convertible promissory notes, balance at December 31, 2023	2,005,267
Issuances	-
Conversions	-
Debt discount (reversal)	-
Amortization of debt discount	9,350
Convertible promissory notes, balance at December 31, 2024	2,014,617

Promissory Note

As of December 31, 2024 and 2023, the Company recorded amortization of debt discount totaling $9,350 and $435,497, respectively, which is included in interest expense on the consolidated statement of operations.

6. COMMITMENTS AND CONTINGENCIES

Collaboration Agreement

The Company entered into a collaboration agreement with a hospital located in Canada. As of December 31, 2024 and 2023, the Company recorded $0 and $0, respectively, for the annual royalty payable accrued under the terms of the collaboration agreement.

Agreements

On November 16, 2021, the Company entered into a consulting agreement for a term of three years to advise the Company and its Ketadash Subsidiary in establishing services to be provided in California. The Company will pay the consultant a percentage of gross profits as follows: (i) 10% of gross profits up to $1,000,000, (ii) 7.5% of gross profits from $1,000,001 to $5,000,000, and (iii) 5% for gross profits exceeding $5,000,001. As of December 31, 2024 and the date of this filing, no amounts have been earned under this contract.

Medical Advisory Board Agreements

During the period ended December 31, 2020, the Company entered into medical advisory board agreements with four members for a term of one year each. As consideration for the services to be rendered, the Company agreed to pay $45,000 in cash and $155,000 worth of stock in common stock. As of December 31, 2024 and 2023, the Company has accrued $120,001 in relation to these agreements.

7. STOCKHOLDERS’ EQUITY (DEFICIT)

During the year ended December 31, 2024, the Company issued 477,417 shares of Aibotics common stock to settle $477,417 of accrued expenses.

During the year ended December 31, 2024, the Company issued 200,000 shares of Series B Preferred Stock to the seller as satisfaction of the intangible assets’ consideration in the amount of $4,400.

During the year ended December 31, 2023, the Company issued 43,750 shares of Aibotics common stock to settle $43,750 of accrued expenses.

During the year ended December 31, 2023, the Company issued 61,533 shares of Company’s common stock as a settlement for interest payable.

STOCK BASED COMPENSATION

During the year ending December 31, 2023, the Company issued 7,354,312 shares of Ehave common stock for services rendered. The Company recorded stock based compensation of $635 for the fair value of the shares issued of $0 and $635 as equity for services rendered to Aibotics.

During the year ending December 31, 2024, the Company had no stock-based compensation.

Warrants Issued

The following table reflects a summary of Common Stock warrants outstanding and warrant activity during the period ended December 31, 2024 and 2023.

	Underlying Shares	Weighted Average Exercise Price	Weighted Average Term (Years)
Warrant outstanding at December 31, 2022	29,320,478	0.01	3.52
Granted	-
Exercised	-
Forfeited	-
Warrant outstanding at December 31, 2023	29,320,478	0.01	2.52
Granted	-
Exercised	-
Forfeited	-
Warrant outstanding at December 31, 2024	29,320,478	0.01	1.51

The intrinsic value of warrants outstanding as of December 31, 2024 was $0.

8. INCOME TAXES

The Company computes income taxes using the asset and liability approach. The Company currently has no issue that creates timing differences that would mandate a deferred tax expense. Due to the uncertainty as to the utilization of net operating loss carryforwards, a valuation allowance has been made to the extent of any tax benefit that net operating losses may generate. No provision for income tax has been recorded for the years ended December 31, 2024 and December 31, 2023 due to the Company’s operating losses.

As of December 31, 2024, the Company has a net operating loss for tax purposes of CAD $20,303,616 (2023 – CAD $18,837,510) that can be carried forward over 20 years.

Deferred Income Taxes

Deferred income taxes primarily represent the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The components of the Company’s deferred taxes are as follows:

	2024	2023
Deferred tax assets (liabilities):
Deferred tax asset, beginning	$4,200,000	$4,050,000
Increase in valuation reserve	874,000	150,000
Deferred tax asset, ending	5,074,000	4,200,000
Valuation allowance	(5,074,000)	(4,200,000)
Net deferred tax assets	$-	$-

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2024 the issuance date of these financial statements, and there are no events requiring disclosure other than those described below:

Subsequent to December 31, 2024, the Company issued 500,000 shares of common stock to a consultant as consideration for services rendered for the Company.

Subsequent to December 31, 2024, the Company issued 1,000,000,000 shares of common stock to an officer as consideration for services rendered for the Company.

Subsequent to December 31, 2024, the Company issued 500,000 shares of common stock to a consultant as consideration for services rendered for the Company.

