Form 20-F
period 2025-12-31
Ehave, Inc.
filed 2026-05-15
CIK 1653606

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Ontario, Canada

(Jurisdiction of incorporation or organization)

100 SE 2nd St., Suite 2000

Miami, FL 33131

United States

(Address of principal executive offices)

Benjamin Kaplan, Chief Executive Officer

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,482,014,555 common shares as December 31, 2025.

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

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data presented below for the three years ended December 31, 2025, is presented in U.S. dollars and is derived from our financial statements prepared in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). We have derived the selected financial data as of December 31, 2025, 2024, and 2023, and for the years ended December 31, 2025, 2024, and 2023, from our audited financial statements included elsewhere in this Annual Report on Form 20-F. The information set forth below should be read in conjunction with our financial statements (including notes thereto) included under Item 18 and “Operating and Financial Review and Prospects” included under Item 5 and other information provided elsewhere in this annual report on Form 20-F and our financial statements and related notes. The selected financial data in this section is not intended to replace the financial statements and is qualified in its entirety thereby.

	2025	2024	2023
Revenues from continuing operations	$2,183	$-	$-
Net loss	(3,756,479)	(2,748,874)	(2,409,397)
Net comprehensive loss	(3,728,988)	(2,699,988)	(2,424,664)
Basic and diluted loss per share (1)	(0.002)	(0.01)	(0.01)
Total assets	3,701,771	2,105,023	2,972,925
Shareholders’ deficit	(9,446,683)	(7,886,435)	(5,668,264)
Cash dividends declared per share (2)	-	-	-
Weighted average number of common shares outstanding	1,316,810,694	359,571,047	359,383,733

Note:

(1)	For the years ended December 31, 2025, 2024, 2023, we issued 1,122,443,508, 0, and 13,673,997, shares of common stock, respectively.

(2)	We have not declared or paid any dividends since incorporation.

Exchange Rate Data

The following table sets forth the exchange rates for Canadian dollars expressed in U.S. dollars that have been used in the audited financial statements included elsewhere in this Annual Report on Form 20-F.

$1 Canadian dollar equivalent in U.S. dollars
At December 31, 2024	0.6997
At December 31, 2025	0.7302
Average for the year ended December 31, 2025	0.7157

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

We were incorporated in 2011. We reported a net loss of $3,756,479 for the fiscal year ended December 31, 2025 and had a net loss of $2,748,874 during the fiscal year ended December 31, 2024. As of December 31, 2025, we had an accumulated deficit of $40,767,900. We cannot anticipate when, if ever, our operations will become profitable. We expect to incur significant net losses as we develop and commercialize our products and pursue our business strategy. We intend to invest significantly in our business before we expect cash flow from operations to be adequate to cover our operating expenses. If we are unable to execute our business strategy and grow our business, for any reason, our business, prospects, financial condition and results of operations will be adversely affected.

As reflected in the financial statements for the years ended December 31, 2025, and 2024, included elsewhere in this Annual Report on Form 20-F, we had no significant revenues from continuing operations in 2025 and 2024 and need additional cash resources to maintain our operations. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent on our ability to raise additional capital. We cannot predict when, if ever, we will be successful in raising additional capital and, accordingly, we may be required to cease operations at any time, if we do not have sufficient working capital to pay our operating costs.

If we are unable to obtain additional funding, our business operations will be harmed.

We anticipate that we will continue to incur losses and negative cash flows from operations. As a result of these expected losses and negative cash flows from operations, along with our current cash position, based on our current projections, we may not have sufficient resources to fund operations through the fourth quarter of 2026 To the extent that we are required to raise additional funds to cover costs of operations, we intend to do so through additional public or private offerings of debt or equity securities. There are no assurances that we will be successful in obtaining the level of financing needed for our operations, and we may be unable to secure such funding when needed in adequate amounts or on acceptable terms, if at all. Any additional equity financing may involve substantial dilution to our then existing shareholders.

Our independent auditors have expressed their concern as to our ability to continue as a going concern.

We reported an accumulated deficit of $40,767,900 and had a stockholders’ deficit of $9,446,683 at December 31, 2025. As a result of our financial condition, we have received a report from our independent registered public accounting firm for our financial statements for the years ended December 31, 2025 and 2024 that includes an explanatory paragraph describing the uncertainty as to our ability to continue as a going concern without the infusion of significant additional capital. There can be no assurance that management will be successful in implementing its plans. If we are unable to raise additional financing, we may cease operations.

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

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring an annual assessment by management of the effectiveness of a public company’s internal controls over financial reporting and an attestation report by the company’s independent auditors addressing this assessment, if applicable. As discussed in Item 15 “Controls and Procedures” based on a review of our internal controls over financial reporting, management concluded that our internal controls over financial reporting were not effective due to the existence of a material weakness relating to a lack of an independent oversight over financial reporting, timely preparation and review of accounting records as of December 31, 2025. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls. Management intends to take this guidance into consideration as we work to resolve this weakness. For additional information, see Item 15 “Controls and Procedures.”

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

Our Articles of Incorporation authorizes the issuance of an unlimited number of our common shares, no par value, of which 1,482,014,555 shares are currently issued and outstanding. The future issuance of common shares may result in substantial dilution in the percentage of our common shares held by our then existing shareholders. We may value any common shares issued in the future on an arbitrary basis. The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors and may have an adverse effect on any trading market of our common shares.

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

We may be classified as a Passive Foreign Investment Company, or PFIC, for U.S. federal income tax or become, a PFIC in future years, which may have negative tax consequences for U.S. investors.

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

D. Property, Plants and Equipment

Historically, we reimbursed our CEO for office space that he had under lease. Our lease expense was $4,000 per month. We do not currently own or lease any other office space, manufacturing facilities or equipment and do not have any current plans to construct or acquire any facilities.

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

Financial Overview

Our operations have been funded, to date, primarily through the sale of our common shares in a public offering and series of private placements of convertible notes and warrants. For the year ended December 31, 2025, we were unable to raise any new convertible notes and warrants and through our offering pursuant to Regulation A. The Company is currently in default on its convertible notes.

Operating Losses

Since our inception, we have incurred significant operating losses. Our net losses were $3,756,479 and $2,748,874 for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, we had an accumulated deficit of $40,767,900. We expect to continue to incur significant expenses and operating losses over the next several years. Our net losses may fluctuate significantly from quarter to quarter and from year to year. We anticipate that our expenses will increase significantly as we plan to continue development and commercialization of MegaTeam, NinjaReflex and KetaDash products as well as to engage in continuing research and development related to products and services.

A. Operating Results

Years Ended December 31, 2025 and December 31, 2024

Revenues

The Company has not generated any significant revenues to date.

General and administrative

General and administrative expenses increased by $794,260 or 32% to $3,298,116 for the year ended December 31, 2025 compared to $2,503,856 for the year ended December 31, 2024. The increase was primarily due to an increase of amortization expense of approximately $507,800, increase in consulting fees of approximately $176,000, a loss on conversion of debt to equity of $94,000, and an increase of advertising and marketing expenses of approximately $52,000.

Other income and expenses

The Company recorded other expense for the year ended December 31, 2025 in the amount of $460,546 compared to $245,018 of other expense for the year ended December 31, 2024. The increase in expense in the amount of $215,528 or 88% is primarily resulted from approximately $44,500 of related party interest expense being recognized and no other income recognized in 2025 when 2024 had approximately $170,000 of other income.

B. Liquidity and Capital Resources

Through December 31, 2025, we have incurred an accumulated deficit of $40,767,900, primarily as a result of expenses incurred through a combination of development and commercialization activities related to our products and general and administrative expenses supporting those activities, as well as a net loss of $3,756,479 and negative operating cash flows during the year ending December 31, 2025. Our total cash balance as of December 31, 2025 was $791,432. At December 31, 2025, we had a working capital deficit of $12,342,855. We anticipate that we will continue to incur losses and negative cash flows from operations, and that such losses will increase over the next several years due to development costs associated with our Ehave Dashboard, MegaTeam, and Ninja Reflex products, until our products reach commercial profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, based on our current projections, we may not have sufficient resources to fund operations through the fourth quarter of 2026. Therefore, there is substantial doubt about our ability to continue as a going concern.

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

Operating Activities

Net cash used in operating activities for the year ended December 31, 2025 was $264,202, which includes a net loss of $3,756,479, offset by non-cash adjustments of $1,283,947 of which related to amortization of intangible assets of $1,175,726, loss recognized on Aibotics common stock issued to settle liability of $91,248, and amortization of debt discount of $16,973. The change in net working capital items resulted in an increase the cash of $2,208,330 primarily related to the increase in account payable and accrued expenses of $2,004,497 and accrued expenses – related party and accrued interest of $168,000 and a decrease in prepaid expenses of $35,833.

Net cash used in operating activities for the year ended December 31, 2024 was $248,407, which includes a net loss of $2,748,874, offset by non-cash adjustments of $757,322 of which related to amortization of intangible assets of $667,883, Gain recognized on common stock issued to settle liability of $79,591, amortization of debt discount of $9,350, and depreciation expense of $498. The change in net working capital items resulted in an increase the cash of $1,875,229 primarily related to the increase in account payable and accrued expenses of $1,455,145 and accrued expenses – related party and accrued interest of $288,000.

Investing Activities

Net cash used in investing activities was $0 for both years ended December 31, 2025 and 2024.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2025 was $250,000 related to $300,000 of proceeds from the convertible note payable and $50,000 of repayments of the convertible note payable,

Net cash provided by financing activities for the year ended December 31, 2024 was $165,000 related to proceeds from related party note payable.

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

We have no contractual obligations as of December 31, 2025.

We expect to fund our capital expenditure requirements and commitments with existing working capital.

G. Safe Harbor

We seek safe harbor for our forward-looking statements contained in Items 5.E and F. See “Cautionary Note Regarding Forward- Looking Statements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES A. Directors and Senior Management

The following table sets forth the names, ages and positions of our current board members and current executive officers:

Name	Age	Position with the Company	Director of the Company Since
Ben Kaplan	54	President, Chief Executive Officer, and Chief Financial Officer	June 24, 2019
Binyomin Posen	31	Chairman of the Board, Director	August 21, 2018
Zeke Kaplan	38	Director	August 21, 2018

The business address of our officers and directors is c/o Ehave, Inc., 100 SE 2nd St., Suite 2000, Miami, FL 33131.

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

Biographies

Benjamin Kaplan, CEO

Mr. Kaplan has served as the CEO of Ehave since June 2019 and on the board since 2019. Ben has been an entrepreneur working for over 20 years in the financial sector, beginning in New York City. He is an investor in many companies both public and private, with a focus on international growth and potential for a global presence. In 2014, Ben was a Founding member of Kaya Jamaica Inc. the largest cannabis company in the Caribbean (GROWKAYA.com). Ben sits on the Board of Kaya. In 2014, Ben invested in Surna (OTCQB: SRNA), a global HVAC company that provides engineering and build outs high technology facilities. In 2015 Ben made an investment in Kalytera (TSX: KALY), a botanical-based Pharma company out of Israel carrying on research towards curing various illnesses and with Phase 2 trials for a cure for GVHD (graft versus host disease). In 2018 Ben, with a group of investors, acquired a 30,000 strong sales force in over 20 countries as part of the acquisition of Stemtech.com out of bankruptcy. Ben sits on the board of Stemtech.

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

B. Compensation

Directors

In the year ended December 31, 2025, each director who was not an officer was entitled to the following compensation:

Committee Compensation: For serving on the audit committee of the board those committee members will receive $5,000 in cash yearly, paid quarterly

Ben Kaplan director compensation of the year ended December 31, 2025 is $90,000.

Officers

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to our officers in 2025, 2024 and 2023.

			Share-	Option-
			based	based		All other	Total
Name and principal		Salary	awards	awards	Bonus	compensation	compensation
position	Year	$	$	$(1)	$	$	$
Benjamin Kaplan, CEO and CFO	2025	288,000	-	-		-	288,000
	2024	288,000	-	-		-	288,000
	2023	288,000	18,522	-		-	306,522
Jay Cardwell, CFO	2025	-	-	-	-	-	-
	2024	-	-	-	-	-	-
	2023	18,000	-	-	-	-	18,000

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

Compensation Committee

Our compensation committee consists of two outside, independent directors under Canadian law: Zeke Kaplan and Mr. Posen. Zeke Kaplan serves as chairman of the compensation committee. The members of the compensation committee have not been officers of the company. Our compensation committee is responsible for making recommendations to the board of directors regarding compensation terms for our officers and directors and for determining salaries and incentive compensation for our executive officers and incentive compensation for our other employees and consultants.

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

E. Share Ownership

The following table sets forth certain information as of December 31, 2025, regarding the beneficial ownership of our common shares by each of our directors and all of our executive officers and directors as a group.

	Number of common shares beneficially owned (1)	% of Outstanding common shares (2)
Directors and Executive Officers
Ben Kaplan (3)	1,017,705,121	68.7%
Binyomin Posen	387,597	<1%
Zeke Kaplan	387,597	<1%
All officers and directors as a group (3 persons):	1,018,480,315	68.7%

Notes:

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 1,482,014,555 shares issued and outstanding as at December 31, 2025.

(3)	Ben Kaplan was appointed CEO on June 24, 2019. He is entitled to a 5% equity interest in the Company as a signing bonus that was not previously issued and was subsequently changed to be a warrant that was exercised for 14,136,587 shares on April 16, 2022. He was issued 3,447,844 shares for his service on the Board of Directors as of April 8, 2022. He is also entitled to 5% equity interest on a diluted bases in relation to a significant transaction clause in his consulting agreement.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table lists the beneficial ownership of our securities as of December 31, 2025, by each person known by us to be the beneficial owner of 5% or more of the outstanding shares of any class of our securities. As of December 31, 2025, 1,482,014,555 of our ordinary shares were outstanding. As of December 31, 2025, with the exception of Shareholders disclosed in “Item 6.E Share Ownership”, we are not aware of any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, our common shares, of more than 5% of the outstanding common shares, except as follows:

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding

Margarita Kaplinskaya	19,977,169	5.56%

The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders. Each of the above listed securities entitles the holder to one vote at our company’s shareholder meetings.

Shares Held in the United States

The following table indicates, as of May 11, 2026, the total number of common shares issued and outstanding, the approximate total number of holders of record of common shares, the number of holders of record of common shares with U.S. addresses, the portion of the outstanding common shares held by U.S. holders of record, and the percentage of common shares held by U.S. holders of record. This table does not indicate beneficial ownership of common shares.

			Number of	Percentage of
	Total Number of	Number of	Common Shares	Common Shares
	Common Shares	US Holders	Held by	Held
Total Number of	Issued and	of	US Holders of	by US Holders of
Holders of Record	Outstanding	Record	Record	Record
67	1,482,014,555	20	1,134,103,067	76.5%

Change of Control

As of December 31, 2025 there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

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

● On January 1, 2020, the Company entered into an executive employment agreement with the Chief Technology Officer. The Company agreed to pay the executive $120,000 annually for services rendered. As of December 31, 2025 this executive employment agreement was no longer active. As of December 31, 2025 and 2024, the Company had accrued expenses of $209,597 related to this agreement.

● On October 1, 2020, the Company entered into a consulting agreement with its CFO, James Cardwell, for an initial term of one year. The agreement was extended for an additional year on its anniversary. Under the terms of the agreement, compensation was set at a minimum of $1,500 per month. The agreement was terminated as of December 31, 2023, and the Company has not appointed a replacement. As of December 31, 2025 and 2024, the Company had accrued $0 and $0, respectively, in connection with this agreement, which is included in accrued expenses.

● On January 1, 2021, the Company entered into an Executive Consulting Agreement, which superseded the previous consulting agreement, with Benjamin Kaplan to serve as the Company’s CEO for an initial term of 36 months. As of December 31, 2025, and 2024, the Company has recorded $1,575,948 and $1,417,548, respectively, as accrued expense in relation to the Executive Consulting Agreement. As of December 31, 2025 and 2024, the Company has accrued $3,157,789 and $3,157,789, respectively, as equity payable in relation to the Executive Consulting Agreement. During the years ending December 31, 2025, and 2024, the Company has recorded $408,400 and $408,400 as general and administrative expenses in relation to the Executive Consulting Agreement. During the year ended December 31, 2025 the Company issued 1,000,000,000 shares of common stock to the CEO to settle $250,000 of the balance owed due to the Executive Consulting Agreement. During the year ending December 31, 2025 and 2024, the Company made cash payments of $0 to the CEO in relation to the Executive Consulting Agreement.

The Company shall pay the CEO a fee of $24,000 per month as annual salary compensation. During the year ended December 31, 2025 and 2024, the Company recorded $288,000 as general and administrative expense for the CEO fee.

● On January 30, 2024, the Company signed an agreement with a major shareholder for a $165,000 note payable. The note accrues interest at a rate of 1.75% compounded annually and has a maturity date of January 30, 2025 (Note 6 – Promissory and Convertible Notes). The note had interest expense of $2,880 and $2,658 for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, the Company had recorded accrued interest of $4,090 related to the note within accrued interest on the Consolidated Balance Sheet.

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

B. Significant Changes

Except as otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since December 31, 2025.

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

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2025, based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, as a result of the material weaknesses described below, management has concluded that our internal control over financial reporting was not effective as of December 31, 2025.

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

To mitigate this weakness, our auditors suggested that the company continue to maintain sufficient accounting personnel to ensure segregation of duties and accurate accounting records, noting that we use an outside consultant to perform day-to-day review function and that we create, document and maintain policies and procedures. Our management intends to take this guidance into consideration as we work to resolve this weakness. Based on our assessment under the criteria described above, the CEO has concluded that our internal control over financial reporting was not effective as of December 31, 2025.

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

There were no amendments to our Code of Conduct during the fiscal year ended December 31, 2025. We did not grant any waivers to the provisions of our Code of Conduct during the fiscal year ended December 31, 2025.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and Services

During the financial years ended December 31, 2025, and 2024, Fruci and Associates II, PLLC received the following fees:

Item	2025	2024
	$	$
Audit fees	30,792	30,000
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	30,792	30,000

Audit Fees

Audit fees were for professional services rendered by Fruci and Associates II, PLLC and Company for the audit of our annual financial statements and services provided in connection with statutory and regulatory filings or engagements, and accounting consultations.

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

Date: May 15, 2026

EHAVE, INC.

/s/ Ben Kaplan
Ben Kaplan
Chief Executive Officer

INDEX TO

CONSOLIDATED FINANCIAL STATEMENTS

Page
Financial Statements

Report of Independent Registered Accounting Firm PCAOB ID NO: 5525	F – 1
Consolidated Balance Sheets as of December 31, 2025 and 2024	F – 2
Consolidated Statements of Operations and Other Comprehensive Loss for the years ended December 31, 2025 and 2024	F – 3
Consolidated Statements of Changes in Stockholders’ Deficit for the years ended December 31, 2025 and 2024	F – 4
Consolidated Statements of Cash Flows for the years ended December 31, 2025 and 2024	F – 5
Notes to the Consolidated Financial Statements	F – 6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Ehave, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ehave, Inc. (“the Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and other comprehensive loss, changes in stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and 2024 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Fruci & Associates II, PLLC – PCAOB ID #05525
We have served as the Company’s auditor since 2023.
Spokane, Washington
May 15, 2026

EHAVE, INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

	As of December 31,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash	$791,432	$833,125
Prepaid expenses	14,167	-
Total current assets	805,599	833,125

Intangible assets, net	2,896,172	1,271,898
TOTAL ASSETS	$3,701,771	$2,105,023

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$5,771,101	$5,073,241
Accrued expenses - related party	807,000	864,000
Current portion of convertible notes - related party	120,689	224,020
Current portion of convertible notes, net	1,754,064	1,790,597
Shares to be issued	4,695,600	2,039,600
Total current liabilities	13,148,454	9,991,458

Long-term portion of convertible notes, net of debt discount	-	-
TOTAL LIABILITIES	13,148,454	9,991,458

COMMITMENTS AND CONTINGENCIES (NOTE 6)	-	-

STOCKHOLDERS’ DEFICIT:
Common Stock, no par value, unlimited shares authorized, 1,482,014,555 and 359,571,047 shares issued and outstanding as of December 31, 2025 and 2024	30,315,968	29,742,533
Equity payable	3,157,789	3,157,789
Accumulated deficit	(40,767,900)	(38,292,380)
Accumulated other comprehensive income	168,598	196,089
TOTAL EHAVE, INC. STOCKHOLDERS’ DEFICIT	(7,125,545)	(5,195,969)
Non-controlling interest	(2,321,138)	(2,690,466)
TOTAL STOCKHOLDERS’ DEFICIT	(9,446,683)	(7,886,435)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$3,701,771	$2,105,023

The accompanying notes are an integral part of these consolidated financial statements

EHAVE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

(Expressed in U.S. Dollars)

	For the Years Ended December 31,
	2025	2024

Revenue	$2,183	-

Operating expenses
General and administrative	$1,579,137	$1,469,044
Amortization expense	1,175,726	667,883
Consulting fees	543,253	366,929

Total operating expenses	3,298,116	2,503,856

OPERATING LOSS	(3,295,993)	(2,503,856)

Other income (expenses)
Interest expense	(416,018)	(414,673)
Interest expense – related party	(44,528)	-
Other income	-	169,655
Total other expense	(460,546)	(245,018)

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(3,756,479)	(2,748,874)
Provision for income taxes	-	-
Net loss	(3,756,479)	(2,748,874)

Less: loss attributable to the noncontrolling interest	1,280,959	630,262
Net loss attributable to Ehave, Inc. stockholders	$(2,475,520)	$(2,118,612)

Other comprehensive loss
Foreign exchange translation adjustment	27,491	48,886)
Total other comprehensive loss	27,491	48,886)

Comprehensive loss	$(3,728,988)	$(2,699,988)

NET LOSS PER SHARE ATTRIBUTABLE TO EHAVE, INC. STOCKHOLDERS
Basic and diluted	$(0.002)	$(0.006)
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic and diluted	1,316,810,694	359,571,047

The accompanying notes are an integral part of these consolidated financial statements

EHAVE, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

(Expressed in U.S. Dollars)

	Common Stock		Equity	Accumulated	Accumulated Other Comprehensive	Total Ehave, Inc.	Non- Controlling	Total
	Shares	Amount	Payable	(Deficit)	Income	Equity	Interest	Equity
Balance, December 31, 2023	359,571,047	$29,742,533	$3,157,789	$(36,173,768)	$147,203	$(3,126,243)	$(2,542,021)	$(5,668,264)
Aibotics common stock issued in settlement of accounts payable and accrued expenses	-	-	-	-	-	-	477,417	477,417
Issuance of Preferred Series B	-	-	-	-	-	-	4,400	4,400
Foreign exchange translation	-	-	-	-	48,886	48,886	-	48,886
Net loss	-	-	-	(2,118,612)	-	(2,118,612)	(630,262)	(2,748,874)
Balance, December 31, 2024	359,571,047	$29,742,533	$3,157,789	$(38,292,380)	$196,089	$(5,195,969)	$(2,690,466)	$(7,886,435)
Common stock issued in settlement of accounts payable and accrued expenses	1,000,000,000	250,000	-	-	-	250,000	-	250,000
Issuance of common stock upon conversion of convertible notes payable and accrued interest	22,443,508	223,435	-	-	-	223,435	-	223,435
Issuance of common stock for intangibles	100,000,000	100,000	-	-	-	100,000	-	100,000
Common stock issued to settle accounts payable and accrued expenses	-	-	-	-	-	-	363,166	363,166
Common stock issued to settle accrued expenses - related party	-	-	-	-	-	-	225,000	225,000
Issuance of common stock for cash	-	-	-	-	-	-	50,000	50,000
Common stock issued for cash and settlement of accrued interest, net of issuance costs	-	-	-	-	-	-	1,012,121	1,012,121
Foreign exchange translation	-	-	-	-	(27,491)	(27,491)		(27,491)
Net loss	-	-	-	(2,475,520)	-	(2,475,520)	(1,280,959)	(3,756,479)
Balance, December 31, 2025	1,482,014,555	$30,515,968	$3,157,789	$(40,767,900)	$168,598	$(7,125,545)	$(2,321,138)	$(9,446,683)

The accompanying notes are an integral part of these consolidated financial statements

EHAVE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	For the Years Ended December 31,
	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from operations	$(3,756,479)	$(2,748,874)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	-	498
Amortization expense	1,175,726	667,883
Gain recognized on common stock issued to settle liability	-	79,591
Loss recognized on Aibotics common stock issued to settle liability	91,428	-
Amortization of debt discount	16,973	9,350
Changes in operating assets and liabilities:
Prepaid expense	35,833	-
Accounts payable and accrued expenses	2,004,497	1,455,145
Accrued expenses - related party	168,000	288,000
NET CASH USED IN OPERATING ACTIVITIES	(264,202)	(248,407)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from convertible note payable	300,000	-
Repayments of convertible note payable	(50,000	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	250,000	-

Effect of exchange rate on cash	(27,491)	48,886

Net decrease in cash	(41,693)	(199,521)

Cash, beginning of year	833,125	1,032,646
Cash, end of year	$791,432	$833,125

NON-CASH INVESTING AND FINANCING ACTIVITIES
Common stock issued in settlement of settle accounts payable and accrued expenses	$250,000	$477,417
Issuance of common stock upon conversion of convertible notes payable and accrued interest	223,435	-
Issuance of common stock for intangible assets	2,800,000	-
Common stock issued to settle accounts payable and accrued expenses	363,166	-
Common stock issued to settle accrued expenses – related party	225,000	-
Issuance of common stock in exchange for consulting services	50,000	-
Common stock issued for cash and settlement of accrued interest, net of issuance costs	968,121	-
Shares to be issued	$44,000	$-

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

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

Segment Reporting

The Company adopted ASU 2023-07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures. The Company operates in one operating segment, and therefore one reportable segment, focused on developing and commercializing AI technology platform solutions. The Company’s Chief Executive Officer is the Chief Operating Decision Maker (“CODM”). The CODM manages the Company’s business activities as a single operating and reportable segment at the consolidated level. Accordingly, the CODM uses consolidated net loss to allocate resources and assess performance. The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets.

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

Software Products and Research and Development

Software development costs are expensed as incurred and consist primarily of design and development costs of new products, and significant enhancements to existing products incurred before the establishment of technological feasibility. Costs incurred subsequent to technological feasibility of new and enhanced products, costs incurred to purchase or to create and implement internal-use software, and software obtained through business acquisitions are capitalized. Such costs are amortized over the estimated useful lives of the related products, using the straight-line method. For the years ended December 31, 2025 and 2024, the Company recorded $10,500 and $17,784, respectively, as general and administrative expense for software development costs.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense totaled $2,450 and $0 for the years ended December 31, 2025 and 2024, respectively.

Property and Equipment

Property and equipment is recorded at cost, less accumulated depreciation. Depreciation of property and equipment is determined using the straight-line method of the estimated useful lives of the related assets. Expenditures for repairs and maintenance are charged to expense as incurred, and expenditures for betterments and major improvements are capitalized and depreciated over the remaining useful lives of the assets. During the year ended December 31, 2025 and 2024, the Company had no impairment on fixed assets.

The assets’ estimated lives used in computing depreciation for property, plant and equipment are as follows:

Medical equipment	5 years

As of December 31, 2025 and 2024, property and equipment consisted of the following:

	December 31,
	2025	2024
Medical equipment	$2,995	$2,995
Total	2,995	2,995
Less, accumulated depreciation	(2,995)	(2,995)
Equipment, net	$-	$-

During the years ending December 31, 2025 and 2024, the Company recorded depreciation expense of approximately $0 and $498, respectively.

Impairment of Long-lived Assets

Management reviews long-lived assets that are held and used for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared with the asset’s carrying amount to determine if there has been an impairment, which is calculated as the difference between the fair value of an asset and its carrying value. Estimates of future undiscounted cash flows are based on expected growth rates for the business, anticipated future economic conditions and estimates of residual values. Fair values take into consideration management’s estimates of risk-adjusted discount rates, which are believed to be consistent with assumptions that marketplace participants would use in their estimates of fair value. There were no impairments of long-lived assets recognized during the years ended December 31, 2025 and 2024.

Leases

The Company reviews all arrangements for potential leases in accordance with ASC 842, and at inception, determines whether a lease is an operating or finance lease. Lease assets and liabilities, which generally represent the present value of future minimum lease payments over the term of the lease, are recognized as of the commencement date. Leases with an initial lease term of twelve months or less are classified as short-term leases and are not recognized in the balance sheets unless the lease contains a purchase option that is reasonably certain to be exercised. Historically, the Company reimbursed its CEO, Ben Kaplan, for leased office space in the amount of $4,000 per month. However, the lease was no longer active during the year ended December 31, 2025. For the year ending December 31, 2025 and 2024, rent expense was $0 and $48,000. Other than the Company’s reimbursement of its CEO for rent on a month-to-month basis, the Company has not entered into any lease agreements.

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

Net Loss per Common Share, basic

The Company has adopted Accounting Standards Codification (“ASC”) subtopic 260-10, Earnings Per Share (“ASC 260-10”) specifying the computation, presentation and disclosure requirements of earnings per share (EPS) information. Basic earnings (loss) per share includes no dilution and is computed by dividing net income or loss by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution of securities that could share in the earnings or losses of the entity. For the year ended December 31, 2025, the Company had outstanding warrants to purchase 28,770,478 common shares and 81,628,267 common shares issuable upon the conversion of debt excluded from weighted average diluted common shares because their inclusion would have been antidilutive. For the year ended December 31, 2024, the Company had outstanding warrants to purchase 28,770,478 common shares and 142,928,343 common shares issuable upon the conversion of debt excluded from weighted average diluted common shares because their inclusion would have been antidilutive.

Recent Accounting Pronouncements

During the periods ended December 31, 2025 and 2024 there were several new accounting pronouncements issued by the Financial Accounting Standards Board (FASB). Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis and provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Additionally, it requires a public entity to disclose the title and position of the Chief Operating Decision Maker (“CODM”). ASU 2023-07 does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. The Company adopted this guidance on a retrospective basis as of January 1, 2025 and the adoption of this guidance had no material impact on the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which expands the disclosures required for income taxes. This ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The amendment should be applied on a prospective basis while retrospective application is permitted. The adoption of ASU 2023-09 did not have a material impact on the Company’s related disclosures.

2. GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States, which contemplate the continuation of the Company as a going concern.

Through December 31, 2025, the Company has incurred an accumulated deficit of $40,767,900, primarily as a result of expenses incurred through a combination of development and commercialization activities related to our products and general and administrative expenses supporting those activities, as well as an operating loss of $3,295,932 for the year ended December 31, 2025. Our total cash balance as of December 31, 2025 was $791,432. At December 31, 2025, we had a working capital deficit of $12,342,855. We anticipate that we will continue to incur losses and negative cash flows from operations, and that such losses will increase over the next several years. As a result of these expected losses and negative cash flows from operations, along with our current cash position, we may not have sufficient resources to fund operations for one year from the date we issued these financial statements. Therefore, there is substantial doubt about our ability to continue as a going concern.

3. FAIR VALUE MEASUREMENT

ASC Topic 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Other current assets, accounts payable and accrued expenses, and convertible notes are all stated at book value due to the term and nature of such items. The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices in non-active markets or in active markets for similar assets or liabilities, observable inputs other than quoted prices, and inputs that are not directly observable but are corroborated by observable market data;

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

There were no changes in the fair value hierarchy leveling during the years ended December 31, 2025 and 2024.

4. RELATED PARTY TRANSACTIONS

Notes Payable – Related Parties

On January 30, 2024, the Company signed an agreement with a major shareholder for a $165,000 note payable. The note accrues interest at a rate of 1.75% compounded annually and has a maturity date of January 30, 2025 (Note 6 – Promissory and Convertible Notes). The note had interest expense of $2,880 and $2,658 for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, the Company had recorded accrued interest of $4,090 related to the note within accrued interest on the Consolidated Balance Sheet.

Consulting Agreement with the CEO

On January 1, 2021, the Company entered into an Executive Consulting Agreement, which superseded the previous consulting agreement, with Benjamin Kaplan to serve as the Company’s CEO for an initial term of 36 months. As of December 31, 2025, and 2024, the Company has recorded $1,575,948 and $1,417,548, respectively, as accrued expense in relation to the Executive Consulting Agreement. As of December 31, 2025 and 2024, the Company has accrued balance of $3,157,789 as equity payable in relation to the Executive Consulting Agreement. During the years ending December 31, 2025, and 2024, the Company has recorded $408,400 and $408,400 as general and administrative expenses in relation to the executive consulting agreement. During the year ending December 31, 2025, the Company issued 1,000,000,000 shares of common stock to settle $250,000 of the balance owed to the CEO in relation to the Executive Consulting Agreement. The Company did not make any cash payments to the CEO for Executive Consulting Agreement during the years ended December 31, 2025 and 2024.

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

Annual Salary Compensation

The Company shall pay the CEO a fee of $24,000 per month as annual salary compensation. During the years ended December 31, 2025 and 2024, the Company recorded $288,000 as general and administrative expense for the CEO fee.

Bonus

The Company will pay the CEO a bonus in restricted stock or restricted stock units based on the following EBITDA milestones. For the year ending December 31, 2025, no EBITDA milestones were met and no amounts have been recorded for the bonus milestones.

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

Stock Grants – Significant Transactions

Upon the Company closing of a Significant Transaction, the CEO shall be granted shares of common stock or new series of preferred shares of the Company that is convertible into common stock equal to 10% of the value of all the consideration, including any stock, cash or debt of such completed transaction. The CEO shall earn this grant for each Significant Transaction closed by the Company. A “Significant Transaction” shall mean a licensing transaction, merger with or acquisition of an operating company in a strategic or synergistic line of business, and a financing or direct or indirect share issuance transaction involving the Company, which as a whole, provides cash flow or equivalent value in excess of $250,000. For the years ending December 31, 2025 and 2024, the Company accrued $0 and $0 respectively as equity payable. There were no Significant Transaction milestones met as of December 31, 2025 and 2024.

Equity Payable to Chief Executive Officer

As of December 31, 2025 and 2024, the Company recorded $3,157,789 and $3,157,789, respectively, as equity payable for Significant Transactions. During the years ended December 31, 2025 and 2024, the Company recorded $0 and $0, respectively.

Other Expenses

The Company will reimburse the CEO for other expenses of $3,000 per month.

Assistant

The Company will reimburse the CEO up to $700 per weeks to hire an assistant.

Rent

Prior to the year ended December 31, 2025 the Company reimbursed the CEO up to $4,000 per month to lease office space to be used for Company matters. The Company did not incur any rent expense related to this lease during the year ended December 31, 2025 as the lease was no longer active.

Consulting Agreement with CFO

On October 1, 2020, the Company entered into a consulting agreement with its CFO, James Cardwell, for an initial term of one year. The agreement was extended for an additional year on its anniversary. Under the terms of the agreement, compensation was set at a minimum of $1,500 per month. The agreement was terminated as of December 31, 2023, and the Company has not appointed a replacement. As of December 31, 2025 and 2024, the Company had accrued $0 and $0, respectively, in connection with this agreement, which is included in accrued expenses.

Consulting Agreement with Chief Technology Officer

On January 1, 2020, the Company entered into an executive employment agreement with the Chief Technology Officer. The Company agreed to pay the executive $120,000 annually for services rendered. As of December 31, 2025 the executive employment agreement was no longer active. As of December 31, 2025 and 2024, the Company had accrued expenses of $209,597 related to this agreement.

5. INTANGIBLE ASSETS, NET

On November 28, 2024, Aibotics entered into an asset sale and purchase agreement with Philon Labs, LLC. (the “seller” or “Philon Labs”) for consideration of approximately $2,000,000 in exchange for intellectual property intangible assets. The purpose of the assets purchase was to begin Aibotic’s transition to a growth-oriented company that applies advanced engineering and design techniques to new products. The entire purchase consideration was allocated as fair value to the intellectual property acquired from the seller. The $2,000,000 is to be paid through the issuance of a new series of Aibotics Preferred Stock. As of December 31, 2025, the consideration has not been issued to the seller and is recorded as shares to be issued on the consolidated balance sheet. The Company has analyzed the shares to be issued balance and determined that they are liabilities in accordance with ASC 480 – Distinguishing Liabilities from Equity. For the year ended December 31, 2024, the Company issued 200,000 shares of Aibotics Series B Preferred Stock to the seller as satisfaction of the intangible assets’ consideration in the amount of $4,400. No shares were issued during the year ended December 31, 2025.

On May 23, 2025, the Company entered into an Asset Purchase Agreement (the “Klizos APA”) with Klizos Ventures, Inc (“Klizos”). Pursuant to the Klizos APA the Company acquired certain intellectual property intangible assets related to Klizos’s AIHeadhunter platform. The Company agreed to issue Klizos $2,800,000 of consideration, composed of 100,000,000 shares of common stock and $2,700,000 of Preferred Stock. As of December 31, 2025 the common stock has been issued but the Preferred Stock remains unissued, and is therefore recorded shares to be issued on the consolidated balance sheet. The Company has analyzed the shares to be issued balance and determined that they are liabilities in accordance with ASC 480 – Distinguishing Liabilities from Equity. The shares to be issued liability due to Klizos was recorded at a value of $2,700,000.

The Klizos APA also features an earn-out provision that stipulates Klizos is to receive up to $7,000,000 of additional shares of Preferred Stock as the following milestones are met:

●	Milestone 1: If the platform is fully launched and has at least ten paying customers Klizos will receive $250,000 of Preferred Stock
●	Milestone 2: If the platform reaches $1,000,000 in cumulative gross revenue Klizos will receive $500,000 of Preferred Stock
●	Milestone 3: If the platform reaches $3,000,000 in cumulative gross revenue Klizos will receive $1,250,000 of Preferred Stock
●	Milestone 4: If the platform reaches $5,000,000 in cumulative gross revenue Klizos will receive $1,750,000 of Preferred Stock
●	Milestone 5: If the platform reaches $7,500,000 in cumulative gross revenue Klizos will receive $3,250,000 of Preferred Stock

The intellectual property intangible assets are being amortized over their estimated useful lives of 3 years.

Intangible assets as of December 31, 2025 and 2024, are as follows:

	For the years ended December 31,
	2025	2024
Intellectual property	$4,800,000	$2,000,000
Less: accumulated amortization	(1,903,828)	(728,102)
Intangible assets, net	$2,896,172	$1,271,898

Amortization expense from intangible assets was $1,175,726 and $667,883 for the year ended December 31, 2025 and 2024, respectively.

Future amortization expense from intangible assets as of December 31, 2025, were as follows:

For the Year Ended,
December 31,
2026	$1,537,048
2027	932,482
2028	426,642
Thereafter	-
Total remaining amortization expense	$2,896,172

6. PROMISSORY NOTE AND CONVERTIBLE PROMISSORY NOTES

Convertible Notes

On May 6, 2025, the Company issued a lender a convertible note payable with principal of $275,000 and an original issue discount of $25,000. The note matures after 24 months and has an effective interest rate of 10%. As of December 31, 2025, the Company had an outstanding principal amount of $258,185 due to this convertible note payable.

As of December 31, 2025 and 2024, the Company has outstanding Convertible Promissory Notes that were issued prior to December 31, 2024 to various holders in an aggregate amount of $1,607,902 and $2,014,617, respectively. In aggregate, as of December 31, 2025 the principal amount includes an original issue discount (an “OID”) of 10%. All notes are due to mature 18 months from their respective effective date and mature beginning on May 25, 2021 through August 11, 2022. As of December 31, 2025, the outstanding Convertible Promissory Notes were in default.

During the years ended December 31, 2025 and 2024, the Company issued 22,443,508 shares of common stock upon conversion of the Notes and accrued interest.

Promissory Note

On September 12, 2025 the Company issued a promissory note with a principal balance of $58,823 and an original issue discount of $8,823, resulting in cash proceeds of $50,000. The promissory note bears interest at a rate of 12% per annum and matures on January 2, 2026. During the year ended December 31, 2025, the Company made principal repayments of $50,000 towards the promissory note. As of December 31, 2025 the Company had an outstanding principal amount of $8,666 due to the promissory note.

The following table summarizes the Notes activity during the years ended December 31, 2025 and 2024:

As of
December 31,2025
Convertible promissory notes, balance at December 31, 2023	$2,005,267
Issuances	-
Conversions	-
Debt discount	-
Amortization of debt discount	9,350
Convertible promissory notes, balance at December 31, 2024	2,014,617
Additions	333,824
Payments	(50,000)
Conversions	(406,837)
Debt discount (reversal)	(33,824)
Amortization of debt discount	16,973
Convertible promissory notes, balance at December 31, 2025	$1,874,753

As of December 31, 2025 and 2024, the Company recorded amortization of debt discount totaling $16,973 and $9,350, respectively, which is included in interest expense on the consolidated statement of operations.

7. COMMITMENTS AND CONTINGENCIES

Collaboration Agreement

The Company entered into a collaboration agreement with a hospital located in Canada. As of December 31, 2025 and 2024, the Company recorded $20,000 for the annual royalty payable accrued under the terms of the collaboration agreement.

Agreements

On November 16, 2021, the Company entered into a consulting agreement for a term of three years to advise the Company and its Ketadash Subsidiary in establishing services to be provided in California. The Company will pay the consultant a percentage of gross profits as follows: (i) 10% of gross profits up to $1,000,000, (ii) 7.5% of gross profits from $1,000,001 to $5,000,000, and (iii) 5% for gross profits exceeding $5,000,001. As of December 31, 2025 and the date of this filing, no amounts have been earned under this contract.

Medical Advisory Board Agreements

During the period ended December 31, 2020, the Company entered into medical advisory board agreements with four members for a term of one year each. As consideration for the services to be rendered, the Company agreed to pay $45,000 in cash and $155,000 worth of stock in common stock. As of December 31, 2025 and 2024, the Company has accrued $120,001 in relation to these agreements.

8. STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock

During the year ended December 31, 2025, the Company issued 1,000,000,000 shares of common stock in settlement of accounts payable and accrued expenses of $250,000.

During the year ended December 31, 2025, the Company issued 22,443,508 shares of common stock upon conversion of convertible notes payable and accrued interest of $223,435.

Series A Preferred Stock

During the year ended December 31, 2025, the Board of Directors of the Company designated 2,700,000 shares of preferred stock as Series A Preferred Stock. As of December 31, 2025, and 2024 the Company had no shares of Series A Preferred Stock issued and outstanding. Additionally, at December 31, 2025, and 2024, the Company had 2,700,000 and 0 shares of Series A Preferred Stock authorized. The Series A Preferred Stock does not have a nominal or par value and has a stated value of $1 per share.

The Series A Preferred Stock does not have voting rights and holders of the Series A Preferred Stock are not entitled to receive dividends that are declared or paid to holders of common stock or any other class of the Company’s stock. Upon the occurrence of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary (a “Liquidation”), each holder of Series A Preferred Stock then outstanding shall be entitled to receive, after payment shall be made in respect of any other series of preferred stock then in existence that is outstanding and senior to the Series A Preferred Stock, and before any payment shall be made in respect of the Common Stock, or other series of preferred stock then in existence that is outstanding and junior to the Series A Convertible Preferred Stock upon liquidation, an amount per share of Series A Convertible Preferred Stock up to the stated value of the Series A Preferred Stock.

The Series A Preferred Stock is convertible at the option of the holder into shares of common stock equal to the stated value divided by the conversion price. The conversion price is equal to the VWAP of the Company’s common stock price over the ten (10) trading days preceding, but not including, the conversion date. The Series A Preferred Stock may not be converted into common stock if such a conversion would result in the holder of the Series A Preferred Stock holding an excess of 4.99% of the Company’s common stock outstanding immediately after giving effect to the conversion. The conversion price is subject to standard adjustments for the effects of stock dividends and stock splits.

Share Consideration for Acquisition of Intangible Assets

During the year ended December 31, 2025, the Company issued 100,000,000 shares of common stock, and agreed to issue $2,700,000 of Series A Preferred Stock for intangible assets of $2,800,000. As of December 31, 2025 the shares of Series A Preferred Stock remained unissued and therefore were recorded as a shares to be issued liability of $2,700,000. See note 5 for more information.

Non-Controlling Interest in Aibotics

During the year ended December 31, 2024, the Company issued 477,417 shares of Aibotics common stock to settle $477,417 of accrued expenses.

During the year ended December 31, 2024, the Company issued 200,000 shares of Aibotics Series B Preferred Stock to the seller as satisfaction of the intangible assets’ consideration in the amount of $4,400.

During the year ended December 31, 2025 the Company issued 58,234,996 shares of Aibotics common stock to settle $363,166 of accounts payable and accrued expenses.

During the year ended December 31, 2025 the Company issued 75,000,000 shares of Aibotics common stock to settle $225,000 of related party accrued expenses.

During the year ended December 31, 2025 the Company issued 16,666,667 shares of Aibotics common stock in exchange for cash proceeds of $50,000.

During the year ended December 31, 2025, the Company issued 297,002,793 shares of Aibotics common stock for cash and settlement of accrued interest, net of issuance costs in the amount of $1,012,121.

9. STOCK BASED COMPENSATION

During the year ending December 31, 2025 and 2024, the Company had no stock-based compensation.

Warrants Issued

The following table reflects a summary of Common Stock warrants outstanding and warrant activity during the period ended December 31, 2025 and 2024.

	Underlying Shares	Weighted Average Exercise Price	Weighted Average Term (Years)
Warrant outstanding at December 31, 2023	29,320,478	0.01	2.52
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Warrant outstanding at December 31, 2024	29,320,478	0.01	1.51
Granted	-	-	-
Exercised	-	-	-
Forfeited	(3,358,498)	0.01	-
Warrant outstanding at December 31, 2025	25,961,980	0.01	0.62

The intrinsic value of warrants outstanding as of December 31, 2025 was $0.

10. INCOME TAXES

The Company adopted Accounting Standards Update (ASU) 2023-09, “Improvements to Income Tax Disclosures,” on a retrospective basis within its annual reporting for the year ended December 31, 2025. The adoption of ASU 2023-09 resulted in enhanced disclosures related to the effective tax-rate reconciliation, including additional disaggregation requirements prescribed by the standard. For further details, see Note 1, Organization and Summary of Significant Accounting Policies.

The Company computes income taxes using the asset and liability approach. Due to the uncertainty as to the utilization of net operating loss carryforwards, a valuation allowance has been made to the extent of any tax benefit that net operating losses may generate.

No provision for income tax has been recorded for the years ended December 31, 2025 and December 31, 2024 due to the Company’s operating losses.

As of December 31, 2025, the Company has a net operating loss for tax purposes of CAD $22,393,864 (2024 – CAD $20,303,616) that can be carried forward over 20 years.

Deferred Income Taxes

Deferred income taxes primarily represent the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The components of the Company’s deferred taxes are as follows:

	2025	2024
Deferred tax assets (liabilities):
Canada net operating loss carryforwards	$4,253,000	$3,928,000
United States net operating loss carryforwards	965,000	612,000
Fixed assets	58,000	58,000
Intangibles	356,000	220,000
Accrued expenses	303,000	256,000
Deferred tax asset, ending	5,935,000	5,074,000
Valuation allowance	(5,935,000)	(5,074,000)
Net deferred tax assets	$-	$-

The reconciliation between income taxes at the Canadian federal rate of 15% and the amount recorded in the accompanying consolidated financial statements is as follows:

	As of December 31,
	2025		2024
Canadian Federal statutory tax rate	$(556,793)	15.00%	$(437,780)	15.00%
Provincial income tax, net of federal income tax effect (1)	-	0.00%	-	0.00%
Foreign tax effects
United States	(224,793)	6.06%	(221,265)	7.58%
Effects of changes in tax laws or rates enacted in the current period	70,886	(1.91)%	53,504	(1.83)%
Nontaxable or nondeductible items
Other permanent items	15,281	(0.41)%	3,223	(0.11)%
Change in valuation allowance	720,069	(19.40)%	774,052	(26.52)%
Other adjustments
Prior period adjustment	-	0.00%	(171,734)	5.88%
Other	(24,649)	0.66%	-	0.00%
Income Taxes Provision (Benefit)	$-	0.00%	$-	0.00%

(1)	primarily from the province of Ontario

The Company paid no income taxes during the years ended December 31, 2025 and 2024 for federal, provincial, or foreign jurisdictions.

11. SEGMENT REPORTING

The Company operates in one operating segment, and therefore one reportable segment, focused on developing and commercializing AI technology platform solutions.

The accounting policies for the Company’s single operating segment are the same as those described in the summary of significant accounting policies. The Company’s Chief Executive Officer is the Chief Operating Decision Maker (“CODM”). The CODM manages the Company’s business activities as a single operating and reportable segment at the consolidated level. Accordingly, our CODM uses consolidated net loss to allocate resources, and assess performance. The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2025 the issuance date of these financial statements, and there are no events requiring disclosure other than those described below:

Subsequent to December 31, 2025, the Aibiotics Board of Directors approved, by unanimous written consent, the adoption of the Aibotics Inc. 2026 Equity Incentive Plan (the “2026 Plan”), subject to stockholder approval. The 2026 Plan is intended to provide equity-based incentives to employees, directors, consultants, and other service providers and permits the issuance of various types of awards, including stock options, restricted stock, restricted stock units, stock appreciation rights, and other equity-based awards. The 2026 Plan is intended to provide equity-based incentives to employees, directors, consultants, and other service providers and permits the issuance of various types of awards, including stock options, restricted stock, restricted stock units, stock appreciation rights, and other equity-based awards. In connection with the adoption of the 2026 Plan, Aibotics reserved 500,000,000 shares of common stock for issuance under the plan, subject to stockholder approval. Shares issued under the 2026 Plan will be, upon issuance, duly authorized, validly issued, fully paid, and non-assessable.

Subsequent to December 31, 2025, Aibotics entered into a note purchase agreement pursuant to which it issued a convertible promissory note with an aggregate principal amount of up to approximately $281,250, issued at an original issue discount. The note bears interest at a stated rate of 10% per annum and has a maturity of 24 months from issuance. The proceeds from the issuance were intended for general corporate purposes.

Subsequent to December 31, 2025, Aibotics issued a promissory note with a principal balance of approximately $28,409, which includes an original issue discount of approximately $3,409, for total proceeds of $25,000. The note matures on April 7, 2026 and provides for scheduled principal repayments prior to maturity. The note may be prepaid by the Company at any time without penalty and accrues interest upon the occurrence of an event of default.

Subsequent to December 31, 2025, Aibotics issued 25,572,128 shares of its common stock in exchange for total consideration of $76,716, consisting of $36,358 in cash proceeds, the settlement of $38,358 of accrued interest, and the settlement of $2,000 of equity issuance costs.

