Form 20-F/A
period 2025-12-31
Ehave, Inc.
filed 2026-05-19
CIK 1653606

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

	2025	2024	2023
Revenues from continuing operations	$2,183	$-	$-
Net loss	(3,756,479)	(2,748,874)	(2,409,397)
Net comprehensive loss	(3,783,970)	(2,699,988)	(2,424,664)
Basic and diluted loss per share (1)	(0.002)	(0.01)	(0.01)
Total assets	3,701,771	2,105,023	2,972,925
Shareholders’ deficit	(9,446,683)	(7,886,435)	(5,668,264)
Cash dividends declared per share (2)	-	-	-
Weighted average number of common shares outstanding	1,316,810,694	359,571,047	359,383,733

Note:

(1)	For the years ended December 31, 2025, 2024, 2023, we issued 1,122,443,508, 0, and 13,673,997, shares of common stock, respectively.

(2)	We have not declared or paid any dividends since incorporation.

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

Our principal office is located at 100 SE 2nd St., Suite 2000, Miami, FL 33131 and our telephone number is (954) 233-3511

The SEC maintains a website that contains reports and other information regarding us that we file electronically with the SEC. The SEC website is www.sec.gov. We also make available free of charge on our website at www.ehave.com our annual reports on Form 20-F and current reports on Form 6-K, as soon as reasonably practicable after such reports are filed with or furnished to the SEC.

We are not aware of any public takeover offers by third parties in respect of our common shares during our last and current fiscal years.

Sale of Mycotopia Therapies (Florida)

In December 2020, Ehave, Mycotopia Therapies Inc., a Florida corporation and wholly owned subsidiary of Ehave (“MYC”) and 20/20 Global, Inc., a Nevada corporation (“20/20 Global”), and the former officers and directors of 20/20 Global, entered into definitive agreements that provided for: (i) 20/20 Global’s purchase for $350,000 in cash of all of the outstanding stock of MYC from Ehave under a Stock Purchase Agreement, attached hereto as an Exhibit, resulting in MYC becoming a wholly owned subsidiary of 20/20 Global; and (ii) the change of control of 20/20 Global’s board of directors and management under a Change of Control and Funding Agreement. In a related transaction, Ehave agreed to purchase 9,793,754 shares of 20/20 Global common stock, which constitutes approximately 75.77% of the issued and outstanding shares of 20/20 Global’s common stock, for $350,000 in cash, through a Stock Purchase Agreement (“MYC SPA”) with 20/20 Global stockholders Mark D. Williams, Colin Gibson, and The Robert and Joanna Williams Trust. Prior to these transactions, neither 20/20 Global nor its officers and directors had a material relationship with Ehave, MYC, or their respective officers and directors. As a result of these transactions, Ehave controls the board and management of 20/20 Global.

A closing of the transactions contemplated by the above-described documents was initially scheduled for January 4, 2021, and then delayed by agreement. All of the above transactions were closed on January 19, 2021.

As a result of the MYC SPA, 20/20 Global adopted MYC’s business plan and MYC became a wholly owned subsidiary of 20/20 Global. 20/20 Global is now known as Aibotics Inc. (“Aibotics”), and as of the date of this annual report, we maintain voting control over Aibotics. Aibotics’ principal business is the application of artificial intelligence in the operation of robotic devices. Its first product is the Philbot, an AI-powered massage robot.

Material Corporate Developments Since the Prior Annual Report

The following material developments have occurred since the filing of the Prior Annual Report:

1. Acquisition of AI Headhunter

In 2025, Ehave completed the acquisition of AI Headhunter, an AI-powered executive recruitment platform designed to automate high-ticket headhunting workflows. This acquisition represents a material expansion of the Company’s commercial operations into the human capital technology sector. As of the date of this annual report, the Company has not yet generated revenue from AI Headhunter.

2. Launch of Internal AI Research Program

In 2025, the Company formally launched an internal AI research program dedicated to exploring large-language-model (“LLM”) infrastructure. This program underpins the Company’s stated strategic vision of transitioning from a digital therapeutics company into a diversified AI-native technology platform. The research program serves as the foundation for the Company’s pipeline products, including AI BioLab and AI HealthOps, as described further below.

3. Development of AI BioLab and AI HealthOps

The Company has commenced early-stage development of two additional AI-driven platforms: (i) AI BioLab, a generative biology research platform combining cloud robotics and large-scale AI models to automate wet-laboratory workflows; and (ii) AI HealthOps, an LLM-enabled health-plan operations platform targeting claims review and invoice reconciliation for payers and third-party administrators. Both products are currently in the concept or early research-and-development phase and have not yet generated revenue.

B. Business Overview

The Company operates as an AI-native technology platform with two principal business lines: (1) Digital Therapeutics and (2) AI Enterprise Solutions. The Company also maintains a pre-commercial research pipeline that it expects to develop into additional business lines over time. The Company is in the process of transitioning from its foundational digital therapeutics business toward a broader AI-driven technology platform, and both business lines are described below.

Principal Products and Services

Digital Therapeutics Business Line

MegaTeam. MegaTeam is a game-based digital therapeutic platform developed and owned by the Company, targeting ADHD assessment and treatment. In 2020, MegaTeam secured an FDA regulatory pathway, positioning it as a clinically validated, software-as-a-medical-device (“SaMD”) product candidate subject to FDA oversight. MegaTeam is designed to deliver evidence-based mental health insights through an engaging, game-based user interface appropriate for pediatric and adolescent patient populations. The platform generates neurocognitive performance data that can be used by clinicians to assess and monitor ADHD symptomatology. The Company’s current clinical activities for MegaTeam are conducted outside of the United States; the U.S. FDA clearance pathway remains a longer-term strategic option, as described further in the Regulatory Requirements section below.

MegaTeam is currently available on the Apple iOS App Store and on Google Play.

Ninja Reflex. Ninja Reflex is an additional game-based platform within the Company’s digital therapeutics suite, targeting cognitive and reflex assessment.

CHAT. CHAT is a conversational AI platform in early development, intended to be integrated within the Company’s digital therapeutics portfolio. When developed, CHAT will be designed to facilitate structured patient-clinician communication within the MegaTeam care pathway. As of the date of this annual report, CHAT has not entered active commercial development and is not generating revenue.

MegaTeam and Ninja Reflex Digital Assessment and Rehabilitation Applications

Our MegaTeam and Ninja Reflex assessment and rehabilitation products are built on established methodologies for the measurement of cognitive abilities in populations with attention deficit and hyperactivity disorder, or ADHD. Methodologies commonly used today involve repetitive performance of tasks using digital interface. These tasks are repeatedly administered to the patient in order to obtain accurate measures. Many of the assessments used today had been developed using programming methodologies whereby the task is simply exhibited on screen and the patient is instructed to respond to stimuli. Our research has found that patients, in particular those with symptoms of ADHD, have difficulty completing the necessary regimen of tasks due to lack of engagement. Additionally, these tasks are often administered in a clinical setting, often resulting in the patient and their accompanying parent or guardian staying in clinical settings for an extended time. Our products have been developed to address these primary concerns as well as to enable a breadth of cognitive tasks to be assessed and an individualized cognitive rehabilitation program to be administered remotely.

The MegaTeam and Ninja Reflex applications involve the embedding of cognitive assessment and rehabilitation tasks within an engaging video game environment. MegaTeam and Ninja Reflex were designed and programmed with the intention of providing comparable engagement to video game play. In the design, narrative and programming of our MegaTeam and Ninja Reflex games, we utilize experts in children’s digital content and programming. Our tools have been developed on Unity, a common game development platform that can be used on most fixed and mobile devices, enabling the expansion of narrative and the adaptation of new character and game environments to maintain long-term engagement and product differentiation. The underlying cognitive tools and data remain unchanged as the “skin” is adapted for future versions and client profiles. A significant part of the MegaTeam and Ninja Reflex development involved assessing user engagement and consultation on characters, narrative and graphic design.

MegaTeam and Ninja Reflex applications have been designed for deployment on multiple digital interfaces including PC, Mac, Android and iOS systems. Our applications may be used in a clinic or a patient’s home or remotely, provided there is an adequate data connection.

Based on feedback from users and clinical psychologists regarding strong user engagement of our MegaTeam and Ninja Reflex products, we believe that our products have a strong capacity for training compliance.

Developed MegaTeam and Ninja Reflex products include: (1) Stop Signal Reaction Time Assessment, (2) N Back Assessment, (3) Inhibitory Control Rehabilitation, and (4) Working Memory Rehabilitation. We are planning the development of a broader suite of cognitive tasks and rehabilitation mechanisms in order to increase the addressable mental health indications.

AI Enterprise Solutions Business Line

AI Headhunter. AI Headhunter is the Company’s commercially available AI-powered recruitment platform, acquired in 2025. The platform is designed for use by executive search professionals (“headhunters”) and enterprise recruiting teams. Its core capabilities include: (i) AI-driven candidate discovery and shortlisting based on job-fit analysis; (ii) automated candidate ranking based on resume-to-job fit, skills matching, and contextual relevance scoring; and (iii) seamless pipeline integration to push qualified candidates into a client’s applicant tracking system. AI Headhunter operates as a software-as-a-service (“SaaS”) platform accessible at aiheadhunter.com and is designed to generate revenue through subscription or transaction-based arrangements. As of the date of this annual report, the Company has not yet generated revenue from AI Headhunter.

Pipeline Products (Pre-Commercial)

AI BioLab. AI BioLab is a generative biology research platform currently in research and development. The platform is designed to integrate cloud robotics with large-scale AI models to automate wet-laboratory workflows, including molecule design, assay setup, and data capture and analysis. As of the date of this annual report, AI BioLab is in a prototyping phase and has not commenced commercial operations.

AI HealthOps. AI HealthOps is an LLM-enabled health plan operations platform in the concept stage. When developed, the platform is intended to streamline administrative processes for health insurance payers and third-party administrators (“TPAs”), with a focus on real-time claims review and invoice reconciliation. As of the date of this annual report, AI HealthOps has not entered active development and is not generating revenue.

Markets

The Company’s products and pipeline target multiple high-growth markets:

Digital Therapeutics and Mental Health: The global digital therapeutics market is experiencing strong secular growth driven by increasing prevalence of neurodevelopmental disorders such as ADHD, growing acceptance of software-based medical interventions, and expanded payor coverage for mental health services. MegaTeam competes in this market as a product candidate with an established FDA regulatory pathway.

AI-Enabled Talent Acquisition: The global executive search and recruiting technology market represents a significant opportunity for AI Headhunter. The platform addresses enterprise demand for efficiency, bias reduction, and speed in high-stakes recruiting.

Generative Biology and Life Sciences Research: AI BioLab targets the emerging generative biology market, in which AI and robotics are applied to accelerate drug discovery, molecule design, and laboratory automation.

Health Plan Operations and Administration: AI HealthOps targets the health insurance administration market, in which payers and TPAs face significant pressure to reduce administrative overhead and improve claims accuracy.

Distribution Methods

The Company distributes its products and services through the following channels:

●	Direct-to-Business (B2B) Sales: AI Headhunter is distributed directly to executive search firms and corporate recruiting departments through the platform’s website (aiheadhunter.com). The Company expects that future enterprise AI platforms, including AI HealthOps, will similarly be distributed via direct B2B sales and enterprise licensing arrangements.

●	Clinical and Healthcare Channels: MegaTeam and related digital therapeutic products are intended to be distributed through clinical channels, including pediatric neurologists, psychiatrists, psychologists, and primary care providers, consistent with the FDA’s regulatory framework for prescription digital therapeutics.

●	Online Platforms and Partnerships: The Company leverages its corporate website (www.ehave.com) and the AI Headhunter platform website (aiheadhunter.com) for product marketing, investor communications, and distribution support.

Competition

The Company operates in highly competitive markets across each of its business lines.

In digital therapeutics, Ehave competes with companies such as Akili Interactive Labs and numerous other digital health companies developing software-based medical interventions for mental health and neurodevelopmental conditions. The Company also faces competition from traditional pharmaceutical companies developing pharmacological treatments for ADHD. Ehave’s principal competitive differentiator in this segment is its game-based, clinically validated approach combined with its established FDA regulatory pathway for MegaTeam.

In AI-enabled talent acquisition, AI Headhunter competes with established recruiting software platforms such as LinkedIn Talent Solutions, Beamery, Eightfold AI, HireVue, and a growing number of AI-native recruiting startups. The market is characterized by rapid technological change, network effects, and increasing commoditization of basic AI matching features. Ehave seeks to differentiate AI Headhunter through its focus on the executive search and headhunting segment, which requires more sophisticated contextual matching than generalist recruiting platforms.

In generative biology and AI health operations (pipeline), the Company faces competition from well-capitalized companies including Insilico Medicine, Recursion Pharmaceuticals, and AbSci (AI BioLab comparables) and various health IT incumbents (AI HealthOps comparables). Given the early stage of these pipeline products, competitive dynamics remain to be fully assessed.

Product Differentiation

The Company seeks to differentiate its products across both its Digital Therapeutics and AI Enterprise Solutions business lines.

In digital therapeutics, we strive to provide the best tools and resources for today’s populations living with mental health conditions. Many of the incumbent products have been developed and validated in their academic forms, which, we believe, lack appeal for today’s clients and practitioners. We believe there is a demand for real-time, data-rich digital tools that enable individual treatment and ongoing monitoring, while a significant portion of the existing market for cognitive assessment and therapy relies upon paper-based tools and checklists that have little or no connected monitoring capacity or real-time progress reporting. As such, we seek to develop products with the following key features: (1) user engagement, (2) data richness, (3) clinical validation, and (4) multi-screen and mobile deployment.

Our assessment products are derived from designs and methods that have been clinically studied. Our plans include the study of our derived products and cognitive rehabilitation software through clinical studies led by hospitals. These studies include multiple phases from pilot studies through affected population studies and allow the measurement, using various criteria and techniques, of the effect of our cognitive rehabilitation program on target populations.

In AI enterprise solutions, the Company differentiates AI Headhunter through its focus on the executive search segment — a high-value, relationship-intensive market underserved by generalist recruiting platforms. The platform’s AI-driven contextual matching is designed for precision placements where quality of fit, not volume of candidates, is the primary value driver. For pipeline products AI BioLab and AI HealthOps, the Company’s differentiation strategy centers on purpose-built LLM and cloud-robotics architectures tailored to domain-specific workflows, as opposed to general-purpose AI tools applied to life sciences or health administration use cases.

Marketing

The Company’s marketing strategy varies by business line.

For AI Headhunter, the Company’s primary marketing channel is direct B2B outreach targeting executive search firms and corporate recruiting departments, with additional market reach through the AI Headhunter platform website (aiheadhunter.com). The Company intends to build its customer base through targeted digital marketing and direct sales efforts as platform adoption grows.

For digital therapeutics products, our marketing channels consist of direct sales and leveraging partners for market outreach. Our current strategy is for direct sales to publishing partners, medical device partners, medical professionals, and pharmaceutical companies. Through these partnerships, we gain access to clinicians and the patients they serve.

The Company also engages a public relations firm to help reach media outlets and supports investor communications through its corporate website at www.ehave.com.

Employees

As of the date of this annual report, the Company had 1 full-time employee, its CEO.. The Company also engages independent contractors and consultants to supplement its workforce across its digital therapeutics and AI enterprise business lines. The Company is not subject to any collective bargaining agreements.

Seasonality

The Company’s business is not materially seasonal. Demand for the Company’s digital therapeutics and AI enterprise products is not significantly affected by seasonal patterns. This assessment may change as the Company scales commercial operations for AI Headhunter, which serves corporate recruiting markets that may experience some cyclical variation tied to fiscal year hiring cycles; however, the Company does not currently expect such variation to be material to its overall results.

Environmental Matters

The Company’s operations consist primarily of software development, AI research, and technology services. The Company does not operate manufacturing facilities, and its activities do not involve the production, handling, storage, transportation, or disposal of hazardous materials in material quantities. Accordingly, compliance with federal, state, local, and foreign environmental laws and regulations is not expected to have a material effect on the Company’s capital expenditures, earnings, or competitive position. The Company will reassess this position if its business activities change in a manner that introduces material environmental considerations.

Regulatory Requirements

Our future business operations and activities in the U.S. may be directly or indirectly subject to certain federal and state laws relating to the privacy and security of health information, and state and federal laws designed to guard against healthcare fraud and abuse, including, but not limited to, those described below.

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

Under the Food, Drug, and Cosmetic Act, or FDCA, the FDA classifies medical devices into one of three classes: Class I, Class II or Class III. Medical devices deemed to pose lower risk are placed into either Class I or Class II.

Class I medical devices are deemed to pose the lowest risk to the patient. Accordingly, Class I medical devices are subject to the lowest degree of regulatory scrutiny and need only comply with the FDA’s General Controls. The General Controls include compliance with the registration, listing, adverse event reporting requirements, and applicable portions of the Quality Systems Regulation, or QSR, as well as the general misbranding and adulteration prohibitions. Unless specifically exempted in the regulations, general controls require a company that intends to market a Class I medical device to gain clearance for marketing through the 510(k) process. Many Class I medical devices, however, are exempt from 510(k) clearance because the level of risk is low.

Class II medical devices are considered higher risk devices than Class I medical devices. Class II medical devices are subject to General Controls as well as additional Special Controls. Special Controls may include labeling requirements, mandatory performance standards, and post-market surveillance. Generally, companies that intend to market Class II medical devices, such as the Company, must comply with applicable regulations and submit a 510(k) premarket submission for review to receive clearance to list and market their medical devices. The 510(k) must establish substantial equivalence to a predicate medical device. Some Class II medical devices are exempt from filing a 510(k) but in some instances, Class II medical devices may be required to file a Premarket Approval, or PMA, application.

Medical devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared medical device, are classified as Class III medical devices and require a PMA before commercialization.

All medical device manufacturers must register their establishments with the FDA; such registrations require the payment of user fees. In addition, both 510(k) premarket submissions and PMA applications are subject to the payment of user fees, paid at the time of submission for FDA review.

The FDA currently classifies computerized cognitive assessment aids, such as our MegaTeam and Ninja Reflex products, as Class II medical devices. The Company is currently conducting clinical activities for MegaTeam outside of the United States. Such clinical trials are being performed to establish efficacy and may provide supporting evidence in the event that the Company elects to file a marketing application in the United States and the FDA requires such data before the Company is able to market, advertise or sell its MegaTeam games in the United States.

510(k) Clearance Pathway

If required to obtain 510(k) clearance for our MegaTeam games or any other computerized cognitive assessment aid products in the future, such products may be classified as medical devices and we may be required to submit a premarket notification demonstrating that the proposed medical device is substantially equivalent to a previously cleared 510(k) device. FDA’s 510(k) clearance pathway usually takes from three to twelve months. On average the review time is approximately six months, but it can take significantly longer than twelve months in some instances, as the FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence.

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

De Novo Reclassification

If we decide to market, advertise or sell our MegaTeam games or any other computerized cognitive assessment aid products in the future, such products may not have a suitable predicate medical device to be cleared as a 510(k) medical device. If the FDA finds that there is no suitable predicate medical device, our MegaTeam games or any other computerized cognitive assessment aid products for which we apply for clearance will automatically be considered Class III medical devices. However, in instances where a medical device is novel and there is no suitable predicate device, but that medical device is deemed to be of low to moderate risk, the FDA may reclassify the device to Class I or Class II via de novo reclassification petition pathway. This process involves the submission of a de novo reclassification petition, and the FDA’s acceptance that “special controls” are adequate to ensure the product’s performance and safety.

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

In the future, we may decide to submit a de novo reclassification petition for our MegaTeam games or any other computerized cognitive assessment aid products that we may develop. To support a de novo reclassification petition, our objective would be to demonstrate that the proposed medical device poses a low to moderate risk to patients. If the FDA determines that such a product is not a candidate for de novo reclassification, it will require approval of the device for market through the PMA application process.

Alternatively, if we seek 510(k) clearance and our medical device is found not substantially equivalent, or NSE, the FDA will consider a de novo petition if our proposed medical device has been determined to be NSE due to: (1) the lack of an identifiable predicate medical device, (2) a new intended use, or (3) different technological characteristics to a predicate device that raise different questions of safety and effectiveness. The de novo classification request should include a description of the medical device, labeling for the device, reasons for the recommended classification and information to support the recommendation. Should the FDA believe our proposed medical device’s general controls or general and special controls provide reasonable assurance of safety and effectiveness, the FDA may classify our medical device as a Class II medical device. If the FDA classifies the device into Class II, we will then receive an approval order to market the device. This device type can then be used as a predicate device for future 510(k) submissions. However, if the FDA subsequently determines that the device will remain in the Class III category, then the device may not be marketed until we have obtained a PMA.

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

After a PMA application is sufficiently complete, the FDA will accept the application and begin an in-depth review of the submitted information. By statute, the FDA has 180 days to review the “accepted application,” although, generally, review of the application can take between one and three years, but it may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the medical device. The preapproval inspections conducted by the FDA include an evaluation of the manufacturing facility to ensure compliance with the QSR, as well as inspections of the clinical trial sites by the Bioresearch Monitoring group to evaluate compliance with good clinical practice and human subject protections. New premarket approval applications or premarket approval application supplements are required for modifications that affect the safety or effectiveness of the medical device, including, for example, certain types of modifications to the medical device’s indication for use, manufacturing process, labeling and design. Significant changes to an approved PMA require a 180-day supplement, whereas less substantive changes may utilize a 30-day notice, or the 135-day supplement. PMA supplements often require submission of the same type of information as a PMA application, except that the supplement is limited to information needed to support any changes from the medical device covered by the original PMA application, and may not require as extensive clinical data or the convening of an advisory panel. None of our products are currently approved under a premarket approval.

Clinical Trials

Clinical trials are almost always required to support a PMA application or de novo reclassification petition and are sometimes required for a 510(k) premarket notification. If we decide to market, advertise or sell our MegaTeam and Ninja Reflex games or any other computerized cognitive assessment aid products that we may develop in the future in the United States, and if the FDA believes that such product presents a potential “significant risk” to health, safety, or the welfare of a human subject, the FDA may require us to collect safety and effectiveness data on human subjects regardless of our device’s classification. If we are required to collect data on human subjects, the FDA will require us to file an application for an Investigational Device Exemption, or IDE with the FDA and obtain IDE approval prior to commencing the human clinical trials. The IDE application must be supported by appropriate pre-clinical data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a “non-significant risk” device and eligible for more abbreviated investigational device exemption requirements. Clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the appropriate institutional review boards at the clinical trial sites. Future clinical trials of our digital therapeutic products in the United States would require that we obtain an IDE from the FDA prior to commencing clinical trials and that the trial be conducted under the oversight of an institutional review board at the clinical trial site. Our clinical trials must be conducted in accordance with FDA regulations and other federal and state regulations concerning human subject protection, including informed consent and healthcare privacy. A clinical trial may be suspended by the FDA or the IRB at any time for various reasons, including a belief that the risks to the study participants outweigh the benefits of participation in the study. Even if a study is completed, the results of our clinical trials may not demonstrate the safety and efficacy of the medical device, or may be equivocal or otherwise not be sufficient to obtain approval of our MegaTeam and Ninja Reflex games or any other computerized cognitive assessment aid products that we may develop in the future.

Patents and Trade Secrets

The intellectual property positions of technology and digital health companies, including ours, are generally uncertain and involve complex legal and factual questions. We believe there will continue to be significant litigation in the industry regarding patent and other intellectual property rights.

The Company’s intellectual property portfolio includes assets related to its digital therapeutics and AI platforms. The following categories of intellectual property are relevant to the Company’s business:

●	Software and AI Algorithms: Proprietary software underlying MegaTeam, Ninja Reflex, CHAT, and AI Headhunter, as well as AI models and algorithmic approaches developed by the Company’s internal AI research program. In connection with the AI Headhunter acquisition, the Company acquired the underlying source code, AI matching algorithms, candidate scoring models, and related technical assets of the AI Headhunter platform.

●	Trademarks: The Company uses the “Ehave,” “MegaTeam,” “Ninja Reflex,” “AI Headhunter,” and related brand names in commerce.

●	Trade Secrets and Know-How: The Company relies on unpatented trade secrets and improvements, unpatented know-how, and continuing technological innovation to develop and maintain its competitive position, including proprietary training data, model architectures, and workflow designs.

We have not registered any patents.

We rely on unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. No assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect our rights to our unpatented trade secrets.

We require our employees and consultants to execute confidentiality agreements upon the commencement of employment and consulting relationships with us. These agreements provide that all confidential information developed by or made known to an individual during the course of the employment or consulting relationship generally must be kept confidential. In the case of employees, the agreements provide that all inventions conceived by the individual while employed by us, relating to our business, are our exclusive property. While we have implemented reasonable business measures to protect confidential information, these agreements may not provide meaningful protection for our trade secrets in the event of unauthorized use or disclosure of such information.

C. Organizational Structure

Ehave, Inc. is the parent entity of the corporate group. The following sets forth the Company’s significant subsidiaries as of the date of this annual report:

Aibotics Inc. (formerly 20/20 Global, Inc. and Mycotopia. Therapies Inc.) — jurisdiction of incorporation: Nevada, United States. On July 29, 2024, the Company entered into an Exchange Agreement with Aibotics, whereby Ehave exchanged 9,793,754 shares of Company common stock for 1 share of the newly designated Series A Super Voting Stock (“Series A Preferred”).

The holder of the Series A Preferred is entitled to cast that number of votes on all matters presented for stockholder vote to the stockholders of the Corporation that when taking into account the votes entitled to be cast by the Series A Preferred stockholder is equal to seventy-five percent (75%) of the total shares authorized to vote on such matter(s) and such holder shall vote along with holders of the Corporation’s Common Stock on such matters.

The Series A Preferred Stock is convertible into 9,793,754 shares of Aibotics common stock.

The Company maintains voting control over its board of directors and management. Aibotics’ principal business is the application of artificial intelligence in the operation of robotic devices.

AI Headhunter Inc.

The Company owns 100% of AI Headhunter Inc.

The following diagram illustrates the Company’s corporate structure:

Except as described above, the Company does not have any other subsidiaries that are significant within the meaning of applicable SEC rules.

D. Property, Plant and Equipment

The Company’s principal office is located at 100 SE 2nd St., Suite 2000, Miami, FL 33131. The Company leases this office space in an executive office suite. The Company’s officers, directors and contractors all work remotely.

The Company does not own any real property. The Company believes that its existing facilities are adequate for its current operational needs.

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

Date: May 18, 2026

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

The accompanying notes are an integral part of these consolidated financial statements

EHAVE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

(Expressed in U.S. Dollars)

	For the Years Ended December 31,
	2025	2024

Revenue	$2,183	-

Operating expenses
General and administrative	$1,579,137	$1,469,044
Amortization expense	1,175,726	667,883
Consulting fees	543,253	366,929

Total operating expenses	3,298,116	2,503,856

OPERATING LOSS	(3,295,933)	(2,503,856)

Other income (expenses)
Interest expense	(416,018)	(414,673)
Interest expense – related party	(44,528)	-
Other income	-	169,655
Total other expense	(460,546)	(245,018)

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(3,756,479)	(2,748,874)
Provision for income taxes	-	-
Net loss	(3,756,479)	(2,748,874)

Less: loss attributable to the noncontrolling interest	1,280,959	630,262
Net loss attributable to Ehave, Inc. stockholders	$(2,475,520)	$(2,118,612)

Other comprehensive loss
Foreign exchange translation adjustment	(27,491)	48,886)
Total other comprehensive loss	(27,491)	48,886)

Comprehensive loss	$(3,783,970)	$(2,699,988)

NET LOSS PER SHARE ATTRIBUTABLE TO EHAVE, INC. STOCKHOLDERS
Basic and diluted	$(0.002)	$(0.006)
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic and diluted	1,316,810,694	359,571,047

The accompanying notes are an integral part of these consolidated financial statements

EHAVE, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

(Expressed in U.S. Dollars)

	Common Stock		Equity	Accumulated	Accumulated Other Comprehensive	Total Ehave, Inc.	Non- Controlling	Total
	Shares	Amount	Payable	(Deficit)	Income	Equity	Interest	Equity
Balance, December 31, 2023	359,571,047	$29,742,533	$3,157,789	$(36,173,768)	$147,203	$(3,126,243)	$(2,542,021)	$(5,668,264)
Aibotics common stock issued in settlement of accounts payable and accrued expenses	-	-	-	-	-	-	477,417	477,417
Issuance of Preferred Series B	-	-	-	-	-	-	4,400	4,400
Foreign exchange translation	-	-	-	-	48,886	48,886	-	48,886
Net loss	-	-	-	(2,118,612)	-	(2,118,612)	(630,262)	(2,748,874)
Balance, December 31, 2024	359,571,047	$29,742,533	$3,157,789	$(38,292,380)	$196,089	$(5,195,969)	$(2,690,466)	$(7,886,435)
Common stock issued in settlement of accounts payable and accrued expenses	1,000,000,000	250,000	-	-	-	250,000	-	250,000
Issuance of common stock upon conversion of convertible notes payable and accrued interest	22,443,508	223,435	-	-	-	223,435	-	223,435
Issuance of common stock for intangibles	100,000,000	100,000	-	-	-	100,000	-	100,000
Common stock issued to settle accounts payable and accrued expenses	-	-	-	-	-	-	363,166	363,166
Common stock issued to settle accrued expenses - related party	-	-	-	-	-	-	225,000	225,000
Issuance of common stock for cash	-	-	-	-	-	-	50,000	50,000
Common stock issued for cash and settlement of accrued interest, net of issuance costs	-	-	-	-	-	-	1,012,121	1,012,121
Foreign exchange translation	-	-	-	-	(27,491)	(27,491)	-	(27,491)
Net loss	-	-	-	(2,475,520)	-	(2,475,520)	(1,280,959)	(3,756,479)
Balance, December 31, 2025	1,482,014,555	$30,315,968	$3,157,789	$(40,767,900)	$168,598	$(7,125,545)	$(2,321,138)	$(9,446,683)

The accompanying notes are an integral part of these consolidated financial statements

EHAVE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	For the Years Ended December 31,
	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from operations	$(3,756,479)	$(2,748,874)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	-	498
Amortization expense	1,175,726	667,883
Gain recognized on common stock issued to settle liability	-	79,591
Loss recognized on Aibotics common stock issued to settle liability	91,248	-
Amortization of debt discount	16,973	9,350
Changes in operating assets and liabilities:
Prepaid expense	35,833	-
Accounts payable and accrued expenses	2,004,497	1,455,145
Accrued expenses - related party	168,000	288,000
NET CASH USED IN OPERATING ACTIVITIES	(264,202)	(248,407)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from convertible note payable	300,000	-
Repayments of convertible note payable	(50,000	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	250,000	-

Effect of exchange rate on cash	(27,491)	48,886

Net decrease in cash	(41,693)	(199,521)

Cash, beginning of year	833,125	1,032,646
Cash, end of year	$791,432	$833,125

NON-CASH INVESTING AND FINANCING ACTIVITIES
Common stock issued in settlement of settle accounts payable and accrued expenses	$250,000	$477,417
Issuance of common stock upon conversion of convertible notes payable and accrued interest	223,435	-
Issuance of common stock for intangible assets	2,800,000	-
Common stock issued to settle accounts payable and accrued expenses	363,166	-
Common stock issued to settle accrued expenses – related party	225,000	-
Issuance of common stock in exchange for consulting services	50,000	-
Common stock issued for cash and settlement of accrued interest, net of issuance costs	968,121	-
Shares to be issued	$44,000	$-

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

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

